Form 20-F
period 2014-06-30
BlueNRGY Group Ltd
filed 2015-06-01
CIK 1539042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2014

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

From the transition period from                      to

Commission file number 001-36136

BlueNRGY Group Limited

(Exact Name of Registrant as specified in its charter)

Australia	Level 11 32 Martin Place Sydney NSW 2000 Australia
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Richard Pillinger

Chief Financial Officer

BlueNRGY Group Limited

Level 11

32 Martin Place

Sydney NSW 2000

Tel: +061-2-9037-1149

E-mail: rpillinger@cbdenergy.com.au

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares no par value	NASDAQ Capital Market
(Title of Each Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2014, 4,718,133 ordinary shares, no par value, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐     No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒Australian Accounting Standards

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

PART II			113

Item	13.	Defaults, Dividend Arrearages and Delinquencies	114

Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	115

Item	15.	Controls and Procedures	116

Item	16A.	Audit Committee Financial Expert	117

Item	16B.	Code of Ethics	117

Item	16C.	Principal Accountant Fees and Services	117

Item	16D.	Exemptions from the Listing Standards for Audit Committees	117

Item	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	117

Item	16F.	Change in Registrant's Certifying Accountant	117

Item	16G.	Corporate Governance	117

Item	16H.	Mine Safety Disclosure	119

PART III			119

Item	17.	Financial Statements	119

Item	18.	Financial Statements	119

Item	19.	Exhibits	120

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission (the “SEC”), encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Except for the historical information contained in this annual report on Form 20-F (this “Report”), the statements contained in this Report are “forward-looking statements” which reflect our current view with respect to future events and financial results.

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding enactment of the approved share consolidation and the Company’s ability to regain and maintain compliance with the NASDAQ listing rules, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties and other factors. Please also see the discussion of risks and uncertainties under “Risk Factors” contained in Item 3.D. of this Report.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Report might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

3.A.             Selected Financial Data

The following summary consolidated financial data as of June 30, 2014, 2013 and 2012 and for the three years ended June 30, 2014, 2013 and 2012 are derived from the audited consolidated financial statements of BlueNRGY Group Limited included elsewhere in this Report.

Our historical results are not necessarily indicative of the results that may be expected for any other future period. Unless otherwise specified, all amounts are presented in Australian Dollars (A$).

You should read the selected consolidated financial data set forth below in conjunction with Item 5, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this Report.

Consolidated Statements of Operations Data:

Amounts in A$(000) except as noted	Consolidated
For the year ended June 30	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

Revenues from continuing operations	14,065	64,130	43,577
Other income	3,793	4,241	4,563
Cost of raw materials, consumables used, and contractors	(5,727)	(39,201)	(42,802)
Employee benefit expenses	(10,557)	(14,786)	(15,416)
Compliance & consultants	(4,793)	(4,519)	(8,864)
Advertising and marketing	(2,468)	(1,010)	(2,265)
Travel costs	(872)	(931)	(1,516)
Occupancy expenses	(915)	(1,258)	(1,246)
Provision for impairment of receivables and bad debts written off	(75)	(334)	(1,345)
Other expenses	(3,255)	(3,207)	(3,215)
Share of net loss of associates	-	-	(108)
Depreciation and amortisation expenses	(632)	(808)	(855)
Finance costs	(5,061)	(11,122)	(2,326)
Break fee from terminated acquisition	-	-	(2,475)
Impairment loss on available-for-sale financial assets	(4)	(560)	(375)
Impairment of financial assets and interest in joint ventures	(10,015)	(18)	(4,239)
Impairment of intangible assets	-	-	(11,534)
Loss from continuing operations before income tax	(26,516)	(9,383)	(50,441)
Income tax benefit/(expense)	-	65	(2,464)
Net loss for the period from continuing operations	(26,516)	(9,318)	(52,905)

Profit/(loss) from discontinued operations	1,086	911	(1,837)

Net loss for the period	(25,430)	(8,407)	(54,742)

Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair value of available-for-sale financial assets	(800)	800	-
Exchange differences on translation of foreign operation	(68)	33	-
Other comprehensive income for the period, net of tax	(868)	833	-
Total comprehensive loss for the period	(26,298)	(7,574)	(54,742)

	Dollars	Dollars	Dollars
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic earnings per share	(13.57)	(5.84)	(34.06)
Diluted earnings per share	(13.57)	(5.84)	(34.06)
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings per share	(13.02)	(5.27)	(35.24)
Diluted earnings per share	(13.02)	(5.27)	(35.24)

Weighted average number of ordinary shares outstanding
Basic	1,953,691	1,596,246	1,553,483
Diluted	1,953,691	1,596,246	1,553,483

Consolidated Balance Sheet Data:

	2014	2013	2012
Amounts in A$(000)		(restated)	(restated)
Current assets	6,812	8,176	24,836
Non-current assets	11,915	24,724	17,434
Total Assets	18,727	32,900	42,270

Current liabilities	38,020	41,949	44,636
Non-current liabilities	378	391	537
Total liabilities	38,398	42,340	45,173

Shareholders’ equity	(19,671)	(9,440)	(2,903)

Exchange Rates

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the 4pm market daily rate in Australia for cable transfers in Australian dollars as certified for customs purposes by the Reserve Bank of Australia. The exchange rate in effect on April 30, 2015, was AUD 1.00 = USD$0.8011.

A$1.00 = US$ amount shown
Fiscal Year ended June 30,	At Fiscal Year End	Average Rate (1)	High Rate	Low Rate
2010	0.8523	0.8821	0.9349	0.7745
2011	1.0739	0.9881	1.0939	0.8366
2012	1.0191	1.0319	1.1055	0.9500
2013	0.9275	1.0271	1.0593	0.9202
2014	0.9420	0.9187	0.9672	0.8716

	High Rate	Low Rate
2014 Month
November	0.8809	0.8500
December	0.8500	0.8101

2015 Month
January	0.8212	0.7770
February	0.7875	0.7693
March	0.7874	0.7607
April	0.8011	0.7580

(1)  Averages are calculated using the average of the daily rates during the relevant period

3.B.           Capitalization and Indebtedness

Not applicable.

3.C.           Reason for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Our business faces significant risks. You should carefully consider the risks described below, as well as the other information contained in this Report, including our financial statements and related notes. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares could decline, and you may lose part or all of your investment.

Risks Related to our Financial Condition

We experienced operating losses in fiscal years 2013, 2014 and, are continuing to experience operating losses that in the current fiscal year that cannot be sustained by our liquidity and there is uncertainty that we can continue as a going concern.

All of our business segments recorded a loss from operations and impairment of asset values for the fiscal years ended June 30, 2013 and June 30, 2014 totaling A$7.6 million and A$25.4, respectively. In November 2014 we filed for Voluntary Administration, or VA, in Australia. Pursuant to a deed of company arrangement, or DOCA, we shed various unprofitable businesses and compromised liabilities of approximately A$37.5 and exited VA on January 27, 2015, referred to as the Emergence Date. Notwithstanding the restructuring of our business through the VA process, several of our operating units, including the monitoring business of BlueNRGY LLC acquired on the Emergence Date (as further described under Item 4B), have experienced operating losses and continue to do so. Moreover, there is no assurance that the losses affecting some of our businesses can be avoided in the future or that cash flow from our profitable businesses will be sufficient to offset such losses. In conjunction with our corporate overhead and our debt service obligations, operating losses have depleted our liquidity to the extent that we cannot continue as a going concern unless we can achieve one or more of the following: higher levels of operating profitably now and in the future, raising additional debt or equity capital, deferring payment to creditors and selling assets. There is no assurance that we will have access to sufficient funds from such initiatives on terms acceptable to our Board of Directors (the “Board”), or on any terms, to meet our future needs.

Some of our businesses are in the development stage and together with requirements to cover our corporate overhead will cause us to consume cash for the foreseeable future, further straining our liquidity.

Our business development and system development expenses for our monitoring business currently exceed our revenues and it is unknown when, if ever, growth in revenues from this line of business will generate cash flow in excess of costs. In addition we have re-launched our small-scale solar business in Australia under our own brand and are making plans to do so in the USA. Together with meeting costs of our corporate overhead, these initiatives are likely to consume substantial cash for the foreseeable future. To the extent that our liquidity permits us to do so, our Board has determined to continue to pursue development of the monitoring and small-scale solar businesses and cash will continue to be used for these purposes. Consequently, our liquidity may be depleted to the extent that we are unable to continue as a going concern.

Our financial results often vary significantly from period-to-period and year-to-year, and results for a particular interim period may not necessarily be indicative of the results for the following period or full year.

Certain of our businesses are subject to irregular revenues or seasonality that have led to, and in the future are likely to result in, significant fluctuations in profitability and cash flow from period to period. Our climate control and large-scale solar businesses are project driven and individual projects in either business segment can represent a meaningful percentage of our revenue, net income and cash flow in any single accounting period. Consequently, delays associated with any single project can lead to significant shortfalls in our expected financial performance. This volatile revenue pattern in our project-related businesses will be exacerbated by any projects that we choose to build, own (typically at least through the project commissioning phase) and transfer (to a third-party), referred to as BOT projects.

In addition, our Australian residential and commercial solar business has historically experienced seasonal peaks and declines that has exacerbated our quarter-to-quarter revenue and net income volatility. As a consequence of these dynamics, it is very difficult to identify trends in overall business activity or profitability for the consolidated company or to anticipate future profitability based on recent results. Moreover, the very short project implementation cycle and short lead time associated with most of our projects make other metrics of business trajectory, such as backlog, difficult to apply. Our current and future expense levels, internal operating plans and revenue forecasts, and operating costs are, to a large extent, fixed. As a result, we may not be able to sufficiently reduce our costs in any period to adequately compensate for an unexpected short-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect financial results for that period. Consequently, we could confront unanticipated liquidity shortfalls that would jeopardize our ability to continue as a going concern.

All of our lines of business are cash intensive, and operations have been, and in the future are likely to be, affected adversely if we fail to maintain sufficient levels of liquidity and working capital.

Our small scale solar business requires investment in marketing and advertising activities to generate the leads to replenish or grow the sales pipeline. Consequently, our success depends heavily on the ability to fund marketing activity. The time taken for a lead generated from marketing and advertising activity to completion of the associated installation can vary from one month to over three months. The large-scale solar and Parmac project businesses require us to utilize our own working capital to fund operations between progress payments and, in the former case, through completion of projects that are being constructed under the BOT model. The monitoring business is a net consumer of cash due largely to the requirement to fund system development expenses necessary to provide a competitive product offering to our customers. Our Remote Area Power Systems, or RAPS, segment involves substantial upfront investment in generating assets with realization of cash flows and profit over time. Our now-discontinued wind business unit typically required us to make significant cash investments over multiple years before realizing revenue or cash flow. We currently lack the capital and liquidity to adequately fund all of these businesses. Additional cash will be needed to fund any growth. Consequently, we have not been able to operate our small-scale solar business above break-even levels for more than two years. Our project activities, particularly in the large-scale solar sector have been constrained, leading to losses that are ongoing and an inability to capitalize on opportunities to generate revenue. We must raise additional capital, further curtail operations in some of our lines of business or divest some of our business units to achieve profitability. Failure to do so increases the likelihood that we will not be able to continue as a going concern and the value of our ordinary shares will decline or become worthless.

Our growth strategy and the future success of our company is based, in part, on pursuing acquisitions of operating companies and renewable energy projects. If we are not successful in completing such acquisitions, or realizing the anticipated benefits from such transactions, then it could have a material adverse effect on our results of operations and financial condition.

One of our growth strategies is to pursue targeted acquisitions of operating companies and renewable energy projects at various stages of development. If we are not successful in implementing such strategy and acquiring targeted companies or projects, it could have a material adverse effect on our results of operations and financial condition. Further, we will have devoted significant time and resources in such pursuits, without receiving any benefit for our efforts. In addition, even if we are able to successfully complete such acquisitions, if we have misjudged the value to our company, or if we fail to successfully integrate any such assets or operations with ours, it could have a material adverse effect on our results of operations and financial condition, and you could lose some or all of your investment in our company.

Applicable accounting rules may result in positive reported earnings when our actual cash flow is negative and we lack the funds to adequately operate the business or to grow.

Australian Accounting Standards accounting principles, such as those related to recognizing revenue on a percentage of completion basis or from projects when control and the risks of ownership have been substantially transferred to others, may require us to recognize revenue before payment is received. As a result, although our accounting earnings may be positive, our cash flow may be negative and we may not have sufficient working capital to meet our ongoing requirements or fund new business growth. Our management has not established reliable credit facilities or other mechanisms such as selling receivables that allow us to convert receivables on incomplete projects or long-term assets into cash to overcome this problem. Consequently, our reported earnings and financial statement net worth may not be indicative of our ability to meet contractual obligations or to sustain our company as a going concern. There can be no assurance that we will have access to working capital from credit or equity markets that is sufficient to meet our needs as we grow.

Our indebtedness to lenders and other creditors in our operating subsidiaries that were not included in the VA is significant relative to our liquidity and we may encounter demands for payment that we cannot meet, which could have adverse consequences for our business and future prospects.

Although our convertible notes, installment notes and other liabilities payable by our corporate parent and many of our subsidiaries were extinguished pursuant to the DOCA, as of April 30, 2015, we had total outstanding debt (excluding current trade balances and accruals) at our operating subsidiaries of approximately A$1.1 million. At our corporate parent and operating subsidiaries where there is an excess of current liabilities over current assets the excess is approximately A$2.1 million, including that portion of deferred trade obligations and debt classified as current. While we have negotiated to satisfy this indebtedness in the future, (as further discussed below in Item 5.B.), our ability to meet our obligations when payment is due will also depend on our cash reserves, available additional financing and ongoing operating performance, and there can be no assurance that we will possess or be able to secure the resources to meet these obligations when they become due.

Our Convertible Notes outstanding at the end of our fiscal years ending 2012 2013 and 2014 that remained outstanding upon commencement of the VA were extinguished pursuant to the DOCA.

Although we are not currently involved in litigation with any creditors, there can be no assurance that creditors who have agreed to payment terms will continue to forbear if we cannot meet those terms. In such case we may receive demands for immediate payment that exceed our ability to pay. Our failure to satisfy or refinance these obligations when due would have a material adverse impact on the indebted operating subsidiaries and could jeopardize our ability or that of the affected operating subsidiaries to continue in business and could cause us to liquidate, resulting in the total loss of value to our shareholders.

We require additional capital to execute on current and anticipated future business opportunities and may not be able to raise the necessary capital on acceptable terms, if at all, with the result that we may have to curtail some business activities or forego growth.

We do not have sufficient capital to operate all of our businesses in accordance with our business plans or to ensure that we can continue as a going concern. Consequently, we are likely to have to raise additional capital in the future through public or private debt or equity financings by issuing additional ordinary shares or other preferred financing shares, debt or equity securities convertible into ordinary or preferred shares, or rights to acquire these securities. We may need to raise this additional capital in order to (among other things):

•	take advantage of expansion or acquisition opportunities;

•	acquire, form joint ventures with or make investments in complementary businesses, technologies or products;

•	develop new products or services;

•	respond to competitive pressures;

•	respond to a difficult market climate.

Our management expects us to issue additional debt securities to fund ongoing operations, including solar projects and related working capital. The associated debt agreements may contain restrictive covenants and we will be subject to additional costs related to originating such debt and for interest. Any scheduled principal amortization will place further burdens on our cash flow. Notwithstanding the expectations of our management, there is no assurance that debt can be raised on terms acceptable to our Board, if at all.

Our management also expects us to issue additional equity securities to fund operations of our existing businesses, the acquisition of additional businesses and pursuant to employee benefit plans, although our Board has not considered or approved any changes to our employee benefit plans that are not described in this Report. We may also issue additional equity securities for other purposes. These securities may have the same rights as our ordinary shares or, alternatively, may have dividend, liquidation, or other preferences to our ordinary shares. The issuance of additional equity securities will dilute the holdings of existing shareholders and may reduce the price of our ordinary shares. Because of our recent operating losses and capital deficiencies, it is likely that raising equity capital will be difficult and costly, with the result that dilution to existing shareholders could be high. There is no assurance that equity capital can be raised at a price acceptable to our Board or at all.

Notwithstanding write-offs of goodwill and intangibles in our 2012, 2013 and 2014 fiscal years and in conjunction with the effectiveness of the DOCA, we continue to have recorded substantial goodwill and intangibles asset value as the result of prior acquisitions and goodwill and intangibles are subject to periodic reviews of impairment that could result in future reported losses and that may limit our ability to raise capital.

We have previously acquired companies and assets that were retained through the VA process. The excess of the purchase price after allocation of fair values to tangible and identifiable intangible assets for those businesses is allocated to goodwill. We conduct periodic reviews of goodwill and intangible values for impairment. Any impairment would result in a non-cash charge against earnings in the period reviewed, which may or may not create a tax benefit, and would cause a corresponding decrease in shareholders’ equity. For the two fiscal years ended June 30, 2012, we recorded impairments of goodwill and intangibles of A$11.5 million.

Additional impairments of good will were recognized in conjunction with the effectiveness of the DOCA, with the result that our assets were comprised of A$15.9 million of goodwill and intangibles on our unaudited internal financial statements as of the Emergence Date. In keeping with our accounting policies, the value of goodwill and intangibles will again be reviewed as of June 30, 2015, the end of our 2015 fiscal year in light of the circumstances at the time and a further impairment of goodwill and intangibles may be recorded if warranted by the circumstances. In the event that there is a prolonged economic downturn in our served markets, competitive conditions become more challenging or we fail to achieve expected financial performance in our Solar PV business segment or our Monitoring business in particular, we may be required to record further impairments of goodwill in the future. Such impairment could be material and lead to a significant reduction in our stock price or make it more difficult for us to raise needed capital.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We intend to conduct operations worldwide through subsidiaries in various tax jurisdictions. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices and other inter-company charges be the same as those between unrelated companies dealing at arm’s length and that contemporaneous documentation is maintained to support such transfer prices and charges. On that basis, tax authorities could require us to adjust our transfer prices and intercompany charges and thereby reallocate our income to reflect such revised terms, which may result in a higher tax liability to us or limit our ability to utilize loss carry forwards and similar tax assets that are available to only some of our operating subsidiaries and not others, and, possibly, result in two countries taxing the same income, any of which outcomes could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Our Industry and Business

Our large-scale solar and air conditioning installation businesses often receive payments upon the achievement of contractual milestones, and any delay or cancellation of one or more large projects could interrupt our cash flow and adversely affect our overall business.

We recognize revenue for Parmac and a significant fraction of our large-scale solar business on a “percentage of completion” basis and, as a result, our revenue from these installations is tied to the performance of contractual obligations, which are generally driven by timelines for the installation of solar power and air conditioning systems at customer sites.  This could result in unpredictability of revenue and, in the short term, revenue shortfalls or declines.  As with any project-related business, there is the potential for delays within any particular customer project. Variation of project timelines and estimates may impact the amount of revenue recognized in a particular period.  In addition, certain of our customer contracts may include payment milestones at specified points during a project.  Because we must invest substantial time and incur significant expense in advance of achieving milestones and the receipt of payment, failure to achieve milestones could adversely affect our business and cash flows.

Our residential solar business in Australia accepts assignment of small-scale technology certificates, or STCs, in lieu of some cash payments from customers and is exposed to risk of significant changes in market value of STCs between the date the value of STCs is agreed with our customers and the date STCs are assigned to us.

Based on current government policy and the average size of our residential installations, an average of approximately 25% of the revenue from small-scale solar projects we sell is in the form of small-scale technology certificates, or STCs. The secondary market in which we typically sell registered STCs is thin, with few purchasers or market makers. When we quote a customer for the price of a residential installation, we agree to a value for the STC portion of the revenue with the customer. On completion of an installation and completion of STC registration, our practice is generally to assign registered STCs to one of our solar PV equipment suppliers at a negotiated value in lieu of cash payment. The value attributed to the STCs by our suppliers is based on market price at the time of assignment to them. There can be a delay of up to three months between agreeing to a value for STCs with our customers and completion of registration and assignment of STCs to one of our suppliers; during this time we are exposed to changes in the market price of STCs. The magnitude of this financial risk is affected by the volatility of STC prices and can be significant. Our management has determined that it is not cost effective to hedge the financial exposure to STCs that we hold and therefore we do not do so.

If solar projects developed under our BOT or BOO models are not sold to buyers quickly after completion and commissioning, we are exposed to significant risk of illiquidity and we may incur diminished profits or losses due to deterioration in market prices for such projects and the costs of the credit currently available to us to finance these projects.

We typically expect to complete projects initiated under the BOT model within one to three months. However, our limited experience in selling a 5MW portfolio of such projects in Europe in November 2012 demonstrates that closing a sale of commissioned projects can take six months or more. When we complete a project under the BOT model or the build, own, and operate model (the “BOO model”), we are fully exposed to changes in project value from the period between our commitment to undertake such a project and the time we reach an agreement to sell such project at a set price (for BOT projects) or the carrying value of the project is impaired (for BOO projects such as the Chatham Island Project).

Market conditions and value for completed large-scale solar projects are subject to significant fluctuations as a result of factors such as changes in relative currency values, market interest rates, institutional demand for projects generating fixed cash flows and idiosyncratic political and regulatory changes that affect investors’ perceptions of project risk. Moreover, based on our previous experience, the cost of capital for our BOT projects can significantly reduce our expected profitability if holding periods are protracted. The combination of exposures to changes in project values and the cost of financing BOT and BOO projects could cause us to incur significant losses on such projects in the future and the necessity to tie up capital in such projects between commitment and sale (or throughout the holding period for BOO projects) could strain our company’s limited liquidity.

We are highly dependent on our senior management and technical personnel and if we are unable to retain key personnel and attract and train highly qualified personnel, particularly in regions or lines of business where we are expanding, the quality of our services may decline and we may not successfully execute our growth strategies or achieve sustained profitability.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel and members of our executive management. Qualified senior executives and technical employees are generally in great demand and may be unavailable in the time frame required to satisfy our company’s and customers’ requirements. All of our executive managers, including William Morro - Executive Chairman and Managing Director, Richard Pillinger - Chief Financial Officer and Emmanuel Cotrel – Senior Vice President and founder of our monitoring and data analytics business, are at-will employees. The absence of contractual financial incentives to continue their employment with our company increases the chances that they could be successfully recruited for alternative employment. We have no internal successors for any of these executives and, if any of them departed, we would have to undertake a search for a replacement. There is no assurance that a qualified replacement could be timely found or engaged on terms acceptable to our Board. While we currently have available technical expertise sufficient to operate our business as currently configured, expanding into new jurisdictions, significantly increasing our scale and further developing our monitoring technology will necessitate employing additional highly skilled technical personnel. We expect competition for such personnel to increase as the market for solar and other renewable power systems and post-installation monitoring and management expands.

There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled executives or technical employees in the future. The loss of such personnel, and executive management in particular, or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to secure and complete customer engagements and could harm our business.

We do not generally have long-term agreements or repeat business opportunities with our major project customers and if our management is unable to identify and win new customers and projects we cannot maintain or grow revenue in this line of business.

Our solar PV projects are generally not sold pursuant to long-term agreements with, but instead are sold on a one-time purchase-order basis.  We typically contract to perform large projects with no assurance of repeat business from the same customers in the future.  Our experience is that customers may cancel or reschedule purchase orders for solar PV projects on relatively short notice.  Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenditures.  In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of supply shortages or excess purchase commitments for inventory.  This, in addition to the non-repetition of large-scale solar projects and the possibility that we may fail to obtain new large-scale projects could cause our revenues to decline, and, in turn, our operating results to suffer. Our monitoring, operations and maintenance services provided to the renewable energy and climate control markets are generally delivered under annual or multi-year contracts that have the potential to mitigate volatility from our project businesses. However, the scale of our service businesses is not yet sufficient to have a significant impact on our overall revenue or profitability and there is no assurance that we will be successful in expanding these activities or realizing meaningful economic benefits from recurring revenue.

Unlike some of our competitors, we do not have established and reliable sources of financing on which our customers can rely to finance their solar and climate control projects and as a result we are at a competitive disadvantage and our sales and profits may suffer.

We do not have contractual relationships with financing sources in any of the jurisdictions in which we undertake contracts for PV solar or climate control installations that can be relied on to provide debt or equity financing for our prospective customers who require such financing in order to commit to projects or engage our services. In the small-scale solar business in Australia financing is now generally available in the market and to our customers, but we may be at a disadvantage relative to energy distribution companies and other large competitors who can offer prospective financing to a broader range of customers or on better terms than us. The availability of financing for large-scale solar systems and climate control systems in the markets we serve is specific to the particulars of the installation and customer financial strength and varies widely. In any case, the availability of financing for large-scale system installations is generally less than for residential systems because the reliability of the cash flows from owners of large installations is generally perceived by financing sources to not be as high and the project development risk is greater. The consequence is that we are forced to compete for large-scale projects largely on price or from the limited universe of buyers who can self-finance or who have their own sources of financing for such projects. As a result, the growth of our large-scale solar and climate control business focused on the provision of engineering, procurement, and construction, or EPC, services has been slow and irregular in all of the markets we serve, and there is no assurance that this will change or that our large-scale EPC businesses will achieve consistent profitability.

Our large-scale solar, wind and major climate control projects are subject to lengthy sales cycles that adversely affect the predictability of results from sales and marketing efforts and make our financial forecasts unreliable and revenue recognition irregular.

Factors specific to our customers have an impact on our sales cycles.  Our equity fund, commercial, and government customers may have longer sales cycles due to the timing of periodic budgeting requirements typical for projects requiring significant capital expenditures.  Other customers may delay projects because of cyclical conditions in their industries or because of idiosyncratic liquidity or profitability issues. Lengthy and challenging sales cycles may mean that our sales and marketing efforts seldom result in rapid increases in revenue and delays may have adverse effects on our operating results, financial condition, cash flows, and stock price.

We sometimes act as general contractor for our customers in connection with the installation of solar power and HVAC systems and we are subject to risks associated with construction, bonding, cost overruns, delays, and other contingencies, which could have a material adverse effect on our business and results of operations.

When we act as a general contractor for our customers in connection with the installation of solar power and HVAC systems, costs are estimated at the time of entering into the sales contract for a particular project, and these costs are reflected in the overall price that charged to customers for the project.  These cost estimates may not accurately reflect all costs incurred by subcontractors, suppliers and other parties engaged by us on our projects.  In addition, qualified, licensed subcontractors are often required to install some of the systems.  Shortages of such skilled labor could significantly delay a project or otherwise increase our costs.  Should miscalculations in planning a project or defective or late execution occur, we may not achieve the expected margins necessary to cover our costs.  Also, many systems customers require performance bonds issued by a bonding agency.  Due to the general performance risk inherent in construction activities, it is sometimes difficult for us to secure suitable bonding agencies willing to provide performance bonding. In the event we are unable to obtain the requisite bonding, we will be unable to bid on, or enter into, sales contracts for the projects.  Delays in receiving solar or climate control system components, other construction delays, unexpected performance problems or other events could cause us to fail to meet these performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties.  Such delays are often caused by inclement weather, failure of suppliers to timely meet orders or transportation providers to make timely deliveries. We operate in multiple countries that have unique permitting requirements, which, if not met, may cause delays.  The occurrence of any of these events could have a material adverse effect on our business and results of operations.

A portion of our revenues is generated by construction contracts for new or renovated buildings, and, thus, a decrease in construction activity could reduce our construction contract-related sales and, in turn, adversely affect our revenues.

Some of our solar-related revenues and most of our HVAC project revenues are generated from the design and installation of systems in newly constructed and renovated buildings, plants and residences.  Our ability to generate revenues from such construction contracts depends on the number of new construction starts and renovations, which should correlate with the cyclical nature of the construction industry and be affected by general and local economic conditions, changes in interest rates, lending standards and other factors.

In our installation and EPC businesses, we are highly dependent upon suppliers for the components used in the systems and products we design and install and any increases in the price of components, including as a result of the imposition of duties or tariffs, or any interruptions to, shortage or decline in the quality of the components we purchase could adversely affect our business.

Key components used in all of our solar, wind and energy efficiency/climate control systems are purchased from third party manufacturers, many of which are located in countries other the system installation area.  Market prices for these purchased components are subject to fluctuation. We cannot ensure that the prices charged by our suppliers will not increase because of changes in market conditions or other factors beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could, as a result, have a material adverse effect on our revenues and demand for our products and services. Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, or for other reasons, would adversely affect or limit our sales and growth. There is no assurance that we will be effective in selecting qualified manufacturers on acceptable terms in the future and, if we are able to do so, there can be no assurance that product quality from those suppliers will continue to be acceptable, which could lead to a loss of sales and revenues.

Problems with product quality and performance on projects we develop or install may damage our market reputation and cause our revenue and operating results to decline, particularly in the small-scale solar market.

Our PV solar and climate control businesses involve the sale of systems that have long lifetimes (up to 20 years or more in the case of key components in PV solar systems). In general, the manufacturers of components in the systems we sell are warranting those components and we offer limited warranties on system design and installation workmanship for such components; for example, up to 5 years on installation workmanship for small-scale solar systems we have sold in Australia. Under real-world operating conditions, which may vary by location and design, as well as installation, air particulate, soiling and weather conditions, a typical system installation may perform in a different way than under standard test conditions or design assumptions. If the systems we have sold perform below expectations or have unexpected reliability problems, we may suffer reputational damage, even if the problems are caused by operating conditions or defects of components produced by other manufacturers. The significance of this would be magnified if those suppliers fail to fully meet their warranty obligations. We could suffer additional reputational damage, even though we bear no direct responsibility for the component performance. In such a situation, if it were to occur, we might be unable to gain new customers and our plans to grow and maintain the small-scale solar business at a profitable scale could be thwarted.

One of our former subsidiaries, divested in our VA process previously sold inverters produced by, or under license from, Oelmaier, a German company that is no longer in business. Our subsidiary discontinued sales of the Oelmaier inverters in 2012 due to problems with product design and licensor support, but many customers made warranty claims prior to our VA and more are likely to continue to do so. Our estimated costs of warranty for all previously sold products, including the Oelmaier products, was A$0.2 million and A$0.4 million for the fiscal years ended June 30, 2014 and 2013, respectively. However, there can be no assurance about when or whether we will be able to overcome the negative market impact associated with the Oelmaier-licensed products and it may continue to dampen sales for the foreseeable future.

While our legal obligations to address future warranty claims was extinguished under the DOCAs that defined our Reorganization Plan (refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement”), market pressures may require us to expend resources to address warranty claims from our legacy residential solar customer base if we are going to grow the scale of that business in the Australia. Post VA, we do not have any reserves for addressing Oelmaier warranty claims and it is not possible to estimate the impact that acting or failing to act with respect to such claims may have on the growth or profitability of our Australian residential business. The possibility exists, however, that the adverse impact on our results of operations could be significant and contribute to reducing the value of an investment in our ordinary shares. .

Unanticipated warranty or service claims or the failure of suppliers to meet backstop warranty obligations could expose us to incur incremental expense that could significantly lower our profitability or threaten our viability.

Except for system design and installation workmanship deficiencies, the warranty obligations related to climate control and solar PV systems we sell are contractually borne directly by the system component suppliers.  Our contractual obligations to our customers in the event of a third-party component failure are generally limited to fielding service requests and organizing the repair or replacement of the faulty unit with the original component’s manufacturer for a period of time specified in the contract. In our experience, other than the costs of warranty claims related to Oelmaier inverters that Oelmaier did not meet, the costs of such service obligations have not been material and we expense them as incurred.

Notwithstanding the limited contractual financial exposure that we have for system component failures, if the responsible component manufacturers fail to fully meet their warranty obligations, we may find it to be practical necessity to incur the expense to correct the problem in order to preserve our market reputation for reliability and service and to maintain system sales.  We have not reserved for such a possibility and may not have the financial or other resources to respond to such a problem if and when it occurs.  The result could be adverse and unexpected profit volatility for our climate control and PV solar businesses or a loss of market acceptance that could threaten the financial viability of this business segment altogether.

If we fail to effectively manage our planned expansion, we may fail to meet our strategic objectives and our financial performance could be materially and adversely impacted.

The further expansion of our business into new jurisdictions is one of our strategies for growing revenues from solar system installations and renewable system monitoring and operations and maintenance, or O&M, services sales. Such expansion is also expected to mitigate the impact of downturns in renewable energy demand in countries in which we are currently developing solar projects. Undertaking further international expansion of our solar system installation businesses is a complex task that requires, among other things the identification of locations that are environmentally favorable for solar project development and that have suitable regulatory and tax policies, utility cost, tariff and interconnection structures that allow renewable energy to be cost competitive (after taking into account local subsidies) and access to cost-effective financing for project owners, among other considerations. Different but equally complex considerations affect the expansion opportunities for our monitoring and O&M services businesses. Even if we successfully identify suitable countries for expansion, we may be unable to extend our business into these new locations if competitors enter the market first or are already well established. In addition, we may not have the necessary management, local knowledge or financial resources to undertake the successful and timely development or integration of projects in additional countries. Additionally, our ability to generate cash from existing operations may be slower than expected, or may not occur at all, resulting in the requirement for further funding to achieve our expansion plans that exceeds our ability to raise additional capital on acceptable terms. Our expansion plans could also be affected by cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to establish supply chains to serve new markets and other factors.

There is no assurance that we can effectively manage our planned expansion or achieve any expansion plans at all. If we are unable to do so, we will not be able to take advantage of growth opportunities, execute our business strategy or respond to competitive or market pressure, any of which could materially and adversely affect our business, results of operations, financial condition and share value.

Although we have historically derived most of our revenues from Australia and a few other countries, we currently do business in several international jurisdictions whose political and regulatory environments and compliance regimes differ from those of our home territory (or the United States) and our planned expansion into new markets will subject us to additional business, financial and competitive risks.

A portion of our revenue has been attributable to operations in countries other than Australia and the United States, including Italy, Thailand and the United Kingdom and this is expected to extend to other countries in Europe, Asia and Latin America with the acquisition of BlueNRGY LLC in January 2015 (refer to Item 4.A. under the heading “Recent Acquisitions”. Such activities accounted for approximately 2% and 22% of our consolidated revenue in fiscal years ended June 30, 2014 and June 30, 2013, respectively. Risks associated with our operations in foreign areas include, but are not limited to:

•	political, social and economic instability, war and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings and piracy;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts, disputes and legal proceedings in international jurisdictions;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages or strikes;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in enforcement of local content laws;

•	the inability to collect or repatriate currency, income, capital or assets;

•	foreign currency fluctuations and devaluation; and

•	other forms of government regulation and economic conditions that are beyond our control.

Part of our strategy is to prudently and opportunistically acquire businesses and assets that complement our existing products and services, and to expand our geographic footprint. If we make acquisitions of businesses or assets in other countries, we may increase our exposure to the risks discussed above. Governments in some foreign countries have become increasingly active in regulating and controlling the implementation of renewable energy projects, the sale of power generated from such projects in their countries and the processing of information from or about such generating assets. In some areas of the world, this governmental activity has adversely affected the amount of activity undertaken by renewable energy developers and may continue to do so. Some countries, such as China, restrict the storage or export outside their borders of data related to energy generation. Operations in developing countries can be subject to legal systems that are not as predictable as those in more developed countries, which can lead to greater risk and uncertainty in legal matters and proceedings. In some jurisdictions we are subject to foreign governmental regulations favoring or requiring the awarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These regulations may adversely affect our ability to compete. Additionally, our operations in some jurisdictions may be significantly affected by union activity and general labor unrest. There can be no assurance that we can avoid such factors having a material adverse effect on our results of operations or financial condition.

Our operations are subject to multiple tax regimes, and changes in legislation or regulations in any one of the countries in which we operate could negatively and adversely affect our operating results.

Our operations are carried out in several countries across the world, and our tax filings are therefore subject to the jurisdiction of a significant number of tax authorities and tax regimes, as well as cross-border tax treaties between governments. Furthermore, the nature of our operations means that we routinely have to deal with complex tax issues (such as transfer pricing, permanent establishment or similar issues) as well as competing and developing tax systems where tax treaties may not exist or where the legislative framework is unclear. In addition, our international operations are taxed on different bases that vary from country to country, including net profit, deemed net profit (generally based on turnover) and revenue-based withholding taxes based on turnover.

Our management determines our tax provision based on our interpretation of enacted local tax laws and existing practices and uses assumptions regarding the tax deductibility of items and recognition of revenue. Changes in these assumptions and practices could significantly impact the amount of income taxes that we provide for in any given year and could negatively and adversely affect the result of our operations.

We face common international trade and supply chain risks for our installation businesses, including delay or complete disruption of supply, logistics cost volatility, exchange rate fluctuations and changes in policies and tariffs, that could trigger an unexpected adverse impact on operational and financial performance.

Most of the components in our products are produced in places other than that where the products and systems are used or installed. For example, currently, all the solar modules for our solar PV systems are produced in China and must be shipped to installation sites in Australia, the United States, Europe and other jurisdictions where we operate. Key components for our energy efficiency businesses are manufactured in Europe, the United States or in Asia, even though we sell these systems primarily in Australia. Consequently, order lead times may be long and we and our customers are subject to substantial expense and delays that can accompany long-distance shipping, inventory management and design and specification of customized orders. Currency exchange rates can also shift between the time of ordering and delivery, sometimes resulting in us incurring higher costs. If mistakes in component order fulfillment occur, extended time can be required to remediate the problem and could lead to delays in completing projects, recognizing revenue or receiving cash flow.

Licenses and permits are required to operate in some jurisdictions, and the loss of or failure to renew any or all of these licenses and permits or failure to comply with applicable laws and regulations could prevent us from either completing current projects or obtaining future projects, and, thus, materially adversely affect our business.

We are subject to various national, state, and local laws and regulations in the various countries in which we operate and we may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. In addition, we are subject to compliance with the U.S. Securities Act, Exchange Act and Foreign Corrupt Practices Act in addition to certain international conventions and the laws, regulations and standards of other foreign countries in which we operate. It is also possible that existing and proposed governmental conventions, laws, regulations and standards, including those related to climate and emissions of “greenhouse gases,” may in the future add significantly to our operating costs or limit our activities or the activities and levels of capital spending by our customers.

In addition, many aspects of our operations are subject to laws and regulations that relate, directly or indirectly, to the renewable industry or to public health and safety. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit our operations. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing production activity could materially limit our future contract opportunities, materially increase our costs or both.

Our international growth strategy may prove to be disruptive and divert management resources with adverse effect on our financial condition or performance.

Our international growth strategy involves complex transactions and presents financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased expenses, including compensation expenses resulting from newly hired employees, the assumption of unknown liabilities and potential disputes.  We could also experience financial or other setbacks if any growth strategies incur problems of which we are not presently aware.

We may incur significant costs and delays in our attempt to implement our international expansion strategy, particularly when we form joint ventures or make acquisitions.

We currently develop and install large-scale solar PV systems or offer performance monitoring and O&M services for such systems, targeting the markets in North America, the Eurozone, Thailand and various Pacific island nations. However, our company intends to undertake and provide life-cycle services to project developments in other international markets. New geographic markets may have different characteristics from the markets in which we currently sell products, and our success will depend on our management’s ability to properly address these differences. These differences may include:

•	differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions;

•	limited or unfavorable intellectual property protection;

•	risk of change in international political or economic conditions;

•	fluctuations in the value of foreign currencies and interest rates;

•	difficulties and increased expenses in complying with a variety of U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act;

•	potentially longer sales cycles;

•	higher volume requirements;

•	warranty expectations and statutory obligations; and

•	cost, performance and compatibility requirements.

In addition, we have and will continue to pursue acquisitions and joint ventures to facilitate our expansion into new products and services and into new geographic markets. For example, we acquired Green Earth Developers, LLC (“GED”), a Georgia limited liability company, in July 2014 and BlueNRGY LLC, a Florida limited liability company in January 2015 (refer to Item 4.A. under the heading “Recent Acquisitions”). Whether the mechanism we use for expanding our business is through internal development or acquisition, failure to develop and introduce new products successfully, to generate sufficient revenue from these products to offset associated marketing and installation costs, or to otherwise effectively anticipate and manage the risks and challenges associated with expansion into new product and geographic markets, could adversely affect our revenues and our ability to achieve or sustain profitability.

Our company has experienced significant turnover of members of our Board and among members of our top management and we may lack sufficient continuity or experience in these key positions to ensure success of the business.

Subsequent to July 1, 2014 through the date of this Report, we have experienced the following turnover among members of our Board and among members of our top management:

Effective July 18, 2014 Todd Barlow resigned from the Board. Prior to his resignation Mr. Barlow served as a non-executive director.

Effective August 5, 2014, Ms. Luisa Ingargiola was appointed as a non-executive member of the Board and resigned on October 23, 2014 due to concerns that she could not give adequate time to both her role with another publicly-traded company and her role with the Board.

Effective October 4, 2014, Mr. Jeffrey A. Tischler was appointed the Company’s Chief Financial Officer and resigned on November 12, 2014.

As of November 14, 2014, Mr. Gerard McGowan was: suspended as the Company’s Managing Director pursuant to Article 18 of the Company’s Constitution. Following the commencement of our VA process, (refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement”) the Administrator terminated the Contractor Agreement pursuant to which we procured the services of Mr. McGowan as our Chief Executive Officer and Mr. McGowan resigned as a member of our Board on December 30, 2014.

In December, 2014 our CEO of International Operations, James Greer, and our Senior Vice President of Wind and Off Grid Solutions, Patrick Lennon, was terminated by the Administrator.

Effective January 27, 2015, the two then-existing members of the Board, William C. Morro and Carlo Botto, by unanimous resolution, appointed John H. Chapple, Yves-Regis Cotrel, and John F. Donohue as members of the Board, subject to receipt of their written consent to serve in such capacity. The appointment of Mr. Cotrel and Mr. Donohue became effective on January 27, 2015 and that of Mr. Chapple on February 2, 2015. With the exception of Mr. Botto, who has been employed by companies serving the power generation and energy trading sectors throughout his career, our directors have limited experience in the renewable energy sector.

We anticipate that additional directors and executive managers with relevant experience and qualifications will be appointed in the future, however, our corporate history and weak financial condition may make it more difficult or impossible for us to attract suitable executives or independent directors. Consequently, there can be no assurance that we will be successful in making appointments to our management and Board that can ensure our success.

If we fail to retain and attract executives and Board members with the capabilities to meet the significant challenges we face in all of our markets and lines of business, our stock price could decline or become completely illiquid and our shareholders could face a total loss of their investment.

We are subject to litigation that could have an adverse effect on our business and operating results.

In December 2014, a class action securities suit, referred to as the Texas Action, was filed in a federal court in the Eastern District of Texas against the Company and various current and past officers and directors, namely Mr. William Morro, Mr. Carlo Botto, Mr. Richard Pillinger, Mr. Todd Barlow, Mr. Gerard McGowan and Mr. James Greer. Mr. Morro, formerly a non-executive independent director currently serves as Chairman of the Company’s Board and its Managing Director (the Australian entity equivalent of a CEO); Mr. Botto continues as a non-executive member of the Board; and Mr. Pillinger is the Company’s CFO. The other parties to the lawsuit are no longer associated with the Company.

In December 2014, a different lawsuit was filed in New York State Supreme Court, referred to as the New York Action, by one of the holders of Series B Preferred Shares against the Company and Messrs. Morro, Botto, and McGowan. A settlement with Mr. Botto and Mr. Morro was reached pursuant to which the New York Action was withdrawn. However, the settlement imposes no restrictions on the plaintiff with respect to reinstating the New York action against Mr. McGowan or other previously unnamed parties at any time in the future.

We believe that the claims against our Company related to the Texas and New York Actions are extinguished pursuant to the DOCA (refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement”), but litigation against our prior and current officers and directors may continue, causing the Company to incur expenses related to these matters. In addition, plaintiffs in the Texas and New York Actions, or other parties bringing a claim against us related to events arising prior to our VA, including, among others, the Administrator of Secured Energy Bonds Plc in the UK, may not recognize or accept the limitations on the Company’s liability imposed by the DOCA. Consequently, the Company may have to incur expenses to enforce the terms of the DOCA and such expenses could be significant. It is also possible that courts in jurisdictions where we do business or have assets, other than Australia, may not recognize or accept the limitations on our liability under the DOCA or may rule in favor of parties who assert claims against our subsidiaries domiciled or operating in such foreign jurisdictions. In such a case, we, or our foreign subsidiaries, could become burdened with liabilities for which we do not have a provision on our balance sheet and we may incur significant unforeseen defense costs.

In addition, the numerous operating hazards inherent in our business increase our exposure to litigation, which may involve, among other things, contract disputes, personal injury, environmental, employment, warranty and product liability claims, tax and securities litigation, patent infringement and other intellectual property claims and litigation that arises in the ordinary course of business.

Our management cannot predict with certainty the outcome or effect of any claim or other litigation matter. Litigation may have an adverse effect on us because of potential negative outcomes such as monetary damages or restrictions on future operations, the costs associated with defending the lawsuits, the diversion of management’s resources and other factors. Given our weak financial condition, a requirement to pay significant monetary damages or to restrict our business could jeopardize our viability as a going concern and could trigger illiquidity or a loss in value of our stock.

Our internal controls over financial reporting and other matters do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and investor’s willingness to buy or hold our stock.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. As soon as practicable, we intend to address our internal controls over financial reporting and to establish enhanced formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks and assessment of their potential impact and linkage of those risks to specific areas and activities within our organization that are applicable to our business. Additionally, we will need to further document our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and, when available exemptions as an emerging growth company under the JOBS Act or other applicable exemption is no longer available, a report by our independent registered public accounting firm addressing these assessments. Although we have not yet tested our internal controls in accordance with Section 404, we have material weaknesses in our internal control over financial reporting. The material weaknesses include, but may not be limited to inadequate accounting oversight, policies, procedures, and controls specific to complex debt agreements, taxation computations and the application of accounting estimates for the recognition of impairment allowances for good will and intangibles and investments held by the company. We cannot conclude, in accordance with Section 404, that we do not have other material weaknesses in our internal controls or a combination of other significant weaknesses that could result in the conclusion that we have a material weakness in other aspects of our internal controls.

As a result of these material weaknesses and as a result of the concerns raised by the Company’s previous registered independent public accounting firm as described in the Company’s October 24, 2014 Report of Foreign Private Issuer on Form 6-K (the “October 6-K”), the Company’s financial statements for the fiscal years ended June 30, 2012 and June 30, 2013 have been restated. We have been implementing new accounting policies and procedures and review controls since Mr. Morro became our Managing Director following our emergence from VA. We acknowledge that additional resources, as well as the completion of a comprehensive review of the design and operating effectiveness of our controls relating to financial reporting, will be necessary in the future to fully remedy weaknesses in our financial reporting process. Further, if not fully remediated, these control deficiencies could continue to impact the reliability of our financial statements. As a public entity, we will be required to complete our initial assessment in a timely manner, subject to the exemption from auditor attestation requirements that is accorded to us as an emerging growth company under the JOBS Act. Until we cease to be an emerging growth company or our exemption from auditor attestation expires, we intend to avail ourselves of the exemption.

If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we or our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting when we are required to have them do so. Matters impacting our internal controls may cause us to be unable to prevent fraud or report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the United States Securities and Exchange Commission (the “SEC”) or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we and our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect our company and lead to a decline in the price of our registered equity securities.

As a publicly-traded company in the United States, we incur significant costs, and our management is required to devote substantial management time and attention to our public reporting obligations.

As a publicly-traded company in the United States, we incur significant legal, accounting and other expenses. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and the rules and regulations of the SEC, and The NASDAQ Stock Market, have resulted in a significant amount of time that our Board and management must devote to our compliance with these rules and regulations. We expect these rules and regulations to continue to divert management time and attention from our product development and other business activities and complying with them will require us to divert some of our limited management and financial resources from the execution of our business development strategy. This could slow our growth and delay our achievement of profitability and adversely impact our stock price.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are taking advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (iii) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iv) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can delay its adoption of any new or revised accounting standards, but we have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may remain an “emerging growth company” until as late as June 30, 2019 (the fiscal year-end following the fifth anniversary of the completion of our initial public offering), though we may cease to be an “emerging growth company” earlier under certain circumstances, including (i) if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30, in which case we would cease to be an “emerging growth company” or (ii) if our gross revenue exceeds $1 billion in any fiscal year.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act, particularly whether or not all of the exemptions will apply to foreign private issuers. In addition, investors may find our ordinary shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may decline and/or become more volatile.

Deteriorations in global political, economic and market conditions could negatively impact our business.

Our company’s operations are affected by global political, economic and market conditions. The recent economic downturn generally reduced the availability of liquidity and credit to fund business operations worldwide. As regards the renewable energy sector in particular, this currently being acutely felt in Europe, where renewable developments are not growing at historical rates and the situation is likely to worsen if the downturn is prolonged. This dynamic has adversely affected our customers, suppliers and lenders and has caused us to largely withdraw from pursuing solar PV business in Europe, other than the United Kingdom where government policies are still favorable. Because of the large installed base of projects in Europe, however, we still consider this a promising, albeit mature and highly competitive, market for our monitoring and O&M services businesses.

Further, such conditions and uncertainty about future economic conditions may make it challenging for us to obtain equity and debt financing to meet our working capital requirements, forecast our operating results, make business decisions, and identify risks that may affect our business, financial condition and results of operations.

If we are unable to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, and declining levels of incentives available in countries where we continue to operate, then we are likely to experience a reduction in demand for our products and consequently will experience a material adverse effect on our operations and sales and on our financial condition generally.

The renewable energy sectors we serve depend on the availability of rebates, tax credits and other financial incentives and government policies, the reduction or elimination of which is occurring and is likely to reduce the demand for our services.

Many U.S. states, including California, Nevada, and New Jersey, and other countries such as the United Kingdom, Australia and Italy, offer substantial incentives to offset the cost of solar power or wind generation systems.  These incentives can take many forms, including direct rebates, state tax credits, system performance payments and feed-in tariffs, and Renewable Energy Credits, referred to as RECs.  However, there can be no assurance that these incentives will continue to be available in any or all of the jurisdictions in which we operate and, in many places, government policies have been implemented that will reduce or soon eliminate such incentives. For example, in Australia the number of RECs received per KW installed has been reduced continuously and the number of credits received for 5kW and smaller systems was reduced from a 5 multiplier in 2010 to a 1 multiplier beginning in January 2013. We expect it will ultimately be phased out altogether. In Italy and other European countries, minimum user prices for solar electricity production and feed-in tariffs are subject to reduction annually for new applications and are subject to unannounced change; subsequent, unpredictable decrees will redefine rates for solar power plants commissioned thereafter.  A reduction in or elimination of such incentives could substantially increase the cost or reduce the economic benefit to our customers, resulting in significant reductions in demand for our products and services, which may negatively impact our sales.

All sectors served by our company are highly competitive, with low barriers to entry and intense price competition, which could negatively impact our results and may prevent us from achieving sustained profitability. In addition, our company does not have significant market share in any sector we serve and we may lose business to larger companies that are better able to achieve cost efficiencies, respond to customer needs or weather a decline in market conditions.

In general, the industries in which our businesses operate are highly competitive and fragmented, subject to rapid change and have low barriers to entry. Most of our businesses have the attributes of general contracting businesses where projects are open to competitive bidding and new customer acquisition is a constant challenge because a low percentage of customers are repeat purchasers of our products and services. Even our services businesses, i.e. system performance monitoring and O&M services are often subject to a competitive bid process initially and then on an annual basis or after a short multi-year period. In particular, contracts for large projects are traditionally awarded on a competitive bid basis, with pricing often being the primary factor in determining which qualified contractor is awarded a job, although each contractor’s technical capability, safety performance record and reputation for quality also can be key factors in the determination. Residential solar projects undertaken in the small-scale solar and energy efficiency segments and the O&M services we offer do not generally require us to utilize proprietary technology and the capital required to undertake individual projects is small and available to many competitors. Many other renewable energy system developers / installers, providers of climate control and energy efficiency solutions and monitoring and O&M services providers are larger than us and have resources that are significantly greater than ours. These competitors may be able to better withstand industry downturns, compete on the basis of price, and acquire new equipment and technologies, all of which could affect our revenues and profitability. These competitors compete with us both for customers and for acquisitions of other businesses.

In particular, with respect to the solar PV segment, we may, in the future, compete for potential customers with solar system installers and servicers, electricians, roofers, utilities and other providers of solar power equipment or electric power.  Also with respect to the performance monitoring business we are competing for potential customers with other data storage and software providers, manufacturers of components such as solar panels, inverters and wind turbines, large system integrators and providers of O&M services and utilities. Some of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than we have.  We believe that our ability to compete depends in part on a number of factors outside of our control, including:

•	the ability of competitors to hire, retain and motivate qualified technical personnel;

•	the ownership by competitors of proprietary tools to customize systems to the needs of a particular customer;

•	the price at which others offer comparable services and equipment;

•	the extent of our competitors’ responsiveness to client needs;

•	risk of local economy decline; and

•	the Evolution of installation or monitoring technology.

Competition in the provision of O&M services to the renewable power industry may increase in the future, partly due to the low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future.  Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel.  There can be no assurance that we will be able to compete successfully against current and future competitors.  If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

Our proprietary monitoring business, which we believe to have great strategic importance for our Company, is in the first stages of commercialization and if it does not function as planned or gain rapid market acceptance, our ability to penetrate this market may be limited or foreclosed by our competitors, our liquidity will be strained and the value of our shares may be severely impaired.

The first commercial version of our monitoring system software was released in February 2015 and has now been deployed to a few institutional customers on a trial basis. Initial trial and feedback has been positive, but it is too early to tell whether customer acceptance will lead to contracts that will generate material near-term revenues. The roll-out of the system to a broad spectrum of users will require that we hire additional personnel to integrate the data feeds from a larger universe of sources than is currently possible. Because of the uncertainties about our ability to win customers and earn revenue, and the expectations that development and marketing costs will accelerate, we are unable to determine when, or if, the monitoring business will become cash positive. This uncertainty is magnified by the competition to provide monitoring services. There are numerous competitors developing or marketing monitoring systems with at least some characteristics similar to ours. A few of these competitors currently offer robust systems with features and capabilities similar to those we expect to provide. Despite the proliferation of renewable power generating systems worldwide, asset ownership is beginning to concentrate and we believe that the market for monitoring services may be largely locked up by a small number of competitors within a few years. Primarily for this reason, we are investing aggressively, within the limitations of our liquidity, to accelerate system development and deployments. If we cannot capture meaningful market share quickly, we may be foreclosed from pursuing much of the available revenue from this sector and we may not realize a return on investment in the development of our monitoring system.

We do not carry business interruption insurance, and any unexpected business interruptions could adversely affect our business.

Our operations are vulnerable to interruption by earthquake, fire, power failure and power shortages, hardware and software failure, floods, computer viruses, and other events beyond our control.  In addition, we do not carry business interruption insurance to compensate us for losses that may occur as a result of these kinds of events, and any such losses or damages incurred by us could disrupt our solar integration projects and other operations without reimbursement. Because of our limited financial resources, such an event could threaten our viability to continue as a going concern and lead to dramatic losses in the value of our ordinary shares.

The renewable energy sectors we serve are notable for the pace of technological change and our operations could be adversely affected if we fail to keep pace with such changes; and changes in technology could make it difficult for us to be competitive with our available technology and prevent us from achieving sustained profitability.

We develop renewable energy projects and are offering services to participants in the renewable energy markets. In part because of the large amounts of capital deployed in the sector and the global growth, the renewable energy sector is becoming increasingly competitive. To meet our clients’ needs, we must continually source, qualify and offer updated technology for the projects and services we provide. We are at a competitive disadvantage in doing so because of our small scale, weak financial condition and unprotected know-how and proprietary technology. In addition, rapid and frequent technology and market demand changes can render the existing technologies known and used by us obsolete, requiring substantial new capital expenditure or negatively impacting our market share. Any failure by us to anticipate or to respond adequately to changing technology, market demands and client requirements could adversely affect our business and financial results.

Solar and wind energy are, in some jurisdictions, more expensive sources of energy than the wholesale cost of conventional alternatives and a drop or stability in the retail price of conventional energy sources and other factors affecting energy costs may negatively impact demand for renewables and reduce our revenues and profitability.

We believe that an end customer’s decision to purchase or install solar power capabilities is primarily driven by the cost and return on investment resulting from solar power systems. Fluctuations in economic and market conditions that affect the prices of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our profitability. Other factors that could have a negative effect on our rapidly evolving business include, but are not limited to:

•	changes in utility electric rates or net metering policies;

•	increases in the installed costs of solar or wind power due to changes in tariffs, taxes and subsidies; and

•	adverse customer experience with performance and reliability of renewable power installations as they age.

If demand for solar power products fails to develop sufficiently or declines, we might not be able to generate enough revenue to sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate.

Overcapacity and financial distress among manufacturers of wind and solar power generation equipment is commonplace and also occurs to a lesser extent among climate control equipment manufacturers; OEM or component suppliers for systems we install fail to meet warranty obligations to our customers, or backstop warranty commitments to us, our business and profitability could be impaired.

Many large and well-known manufacturers of PV solar panels, wind turbines and related equipment necessary to implement functioning systems, such as inverters, have failed in recent years, including two of our significant past suppliers, Solon and Oelmaier. Others have been financially weakened, possibly including some of our current suppliers. The climate control sector is more mature and failures of equipment manufacturers are less common, but they do occur from time to time. Our PV solar, wind and climate-control installations are covered by warranties from these component suppliers, which they may not be able to meet. While, we do not generally have direct warranty obligations related to components produced by these suppliers we could suffer reputational damage if the component manufacturers default on their warranty obligations.

In all of our system installation businesses, if we fail to meet warranty obligations of our suppliers who fail to do so we may face precipitous declines in our sales. We believe this to be particularly the case in the residential solar segment in Australia and, if we re-launch a residential business in the USA where the importance of reputation as a provider of reliable systems is a critical factor in the sustainability the business. However, taking on warranty obligations for suppliers who default could place a financial burden on us that we are unable to meet. Either course of action could render our business non-viable.

Existing regulations, and changes to such regulations, may present technical, regulatory, and economic barriers to the purchase and use of wind and solar power products, which may significantly reduce demand for such systems and could harm our business.

Installations of solar power systems are subject to oversight and regulation in accordance with national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements for metering, and other rules and regulations.  In the jurisdictions in which we operate, we attempt to keep up-to-date with these requirements on a national, state, and local level, and must design, construct and connect systems to comply with varying standards.  Some jurisdictions have ordinances that prevent or increase the cost of installation of our solar power systems.  In addition, new government regulations or utility policies pertaining to solar and wind power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in demand for solar and wind generation systems and our post-installation services.  For example, there currently exist metering caps in certain jurisdictions such as Queensland that effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid.  Certain jurisdictions have passed ordinances that limit noise or threats to wildlife to levels that would preclude installation of cost-effective wind generation capacity. Moreover, in certain markets, the process for obtaining the permits and rights necessary to construct and interconnect a power system to the grid requires significant lead time and may become prolonged, and the cost associated with acquiring such permits and project rights may be subject to fluctuation.

Our business benefits from the declining cost of solar panels, and our financial results would be harmed if this trend reversed or did not continue.

The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the pricing of our solar energy systems and customer adoption of this form of renewable energy. If solar panel and raw materials prices do not continue to decline or increase, our growth could slow and our financial results would suffer. In a the past we have purchased a significant portion of the solar panels used in our solar energy systems from manufacturers based in China, some of whom benefit from favorable foreign regulatory regimes and governmental support, including subsidies. If this support were to decrease or be eliminated, if internal Chinese demand for panels increases to a level that exports are reduced, or if tariffs and import restrictions above current levels were to be imposed by U.S. or European governments it could lead to higher prices for panels (or other components), reducing demand and margins. A similar adverse impact on our results would occur if our access to specialized technology from Chinese manufacturers is restricted or becomes more expensive.

If potential owners of solar PV systems are unable to secure financing on acceptable terms as a result of financial crisis, rising rates or other factors, we could experience a reduction in demand for installation of our solar PV systems and may be unable to sell projects developed under our BOT model or owned or operated under our BOO model.

Many owners of solar PV systems depend on financing to purchase their systems. Moreover, in the case of debt financed projects, even if lenders are willing to finance the purchase of these systems, an increase in interest rates or a change in tax incentives could make it difficult for owners to secure the financing necessary to purchase a solar PV system on favorable terms, or at all. In addition, we believe that a significant percentage of owners purchase solar PV systems as an investment, funding the initial capital expenditure through a combination of upfront cash and financing. Difficulties in obtaining financing for solar PV installations on favorable terms, or increases in interest rates or changes in tax incentives, could lower an investor’s return on investment in a solar PV installation, or make alternative solar PV systems or other investments more attractive relative to solar PV systems based on our product platform. Any of these events could result in reduced demand for our systems, which could have a material adverse effect on our financial condition and results of operations.

Public opposition to development of solar and wind farms, particularly in the USA, Europe and more recently in Australia, is expected to make it more difficult to obtain the necessary permits and authorizations for such projects and will reduce development opportunities available to us.

Over the last few years, public disfavor of solar and wind farms in certain European countries that have historically allowed such projects (e.g., Spain and Italy) has been manifested in changes in government policies. In the opinion of our management, the public opposition in Europe has been triggered by concerns that scarce farm land was being displaced by such solar and wind power installations and that the cost of the power supplied from ground-based systems was unjustified and not economically sustainable. Moreover, the significant displacement of farmland and the costs of power supplied from ground-mount projects appears to have been caused by excessively high feed-in tariff rates set by regulators. Key policy changes observed include reductions of subsidies applicable to ground-based solar installations relative to other types of projects and changes in permitting regulations that make ground-based installations difficult or practically impossible to start. Consequently, the number of economically feasible projects in these high-potential regions has declined and the near-term opportunities for us to pursue large-scale solar projects in these proven markets have diminished rapidly. If this occurs in other jurisdictions such as the USA and Australia where land is plentiful, it could significantly diminish project opportunities and our potential for growth.

Regulations applicable to the U.S. market may exacerbate competitive pressures for PV solar development and reduce margins, making it harder for us to grow profitably in the United States.

In certain U.S. jurisdictions government regulations or utility policies pertaining to solar power systems are unpredictable and have the potential to cause significant additional expenses or delays for projects of all sizes. Also, some jurisdictions have imposed regulations that effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid. In addition, the United States has imposed tariffs on Chinese-manufactured solar panels that have disrupted established supply relationships and increased costs. Collectively, these and similar factors may constrain implementation of U.S. solar energy systems and opportunities to sell our monitoring and O&M services relative to expectations. Our management expects these dynamics to increase competitive pressures among system developers and service providers that could lead to reduce pricing and profits. Our solar development and servicing initiatives in the United States may not succeed or be profitable as a result.

In our PV solar and climate control businesses we depend on a small number of suppliers for key components used in our products and systems with the result that we risk disruption in supply and may be constrained in negotiating competitive prices, lead times and other trade terms.

Our businesses focused on system design and installation provide the preponderance of our revenue. Nevertheless, our small scale and weak financial condition have compelled us to obtain key components required by these businesses from a small number of suppliers who would offer us credit terms. We believe that our commercial relationship with our suppliers in each of our business segments is good, but prior to and during the period when we were operating under VA, had difficulty making timely payments on a consistent basis to many of these suppliers. .Our historical inability to make timely payments has led to curtailment of shipments to us by suppliers, even after our emergence from VA and has reduced our recent revenues and increased our supply costs. Because of our continuing weak financial condition and limited liquidity, we may face the same issue in the future. We do not maintain, or expect to be able to maintain, sufficient inventories to allow us to buffer the consequences of supply interruptions. Although alternative suppliers exist for the components we sell in our solar installation and climate control businesses, new suppliers may not be willing to ship to us on customary trade terms, or at all, due to our financial condition. The sudden loss of any of our current primary component supply relationships could cause a delay in order fulfillment and be disruptive to our operations and lead to financial losses.

It is critical to the growth of our revenue that our products be high quality while offered at competitive pricing. Any constraints that we face in being able to negotiate with our suppliers may prevent us from being able to offer systems to customers on competitive terms or to do so profitably.

In addition, we are currently subject to fluctuations in market prices for the components that we purchase. We cannot ensure that the prices charged by our suppliers will not increase because of changes in market conditions or other factors beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could have a material adverse effect on our revenues and demand for our products.

Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by our suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, financial failure, manufacturing quality, or for other reasons, would adversely affect or limit our sales and growth. There is no assurance that we will continue to be able to find qualified sources for components on acceptable terms and, if we do, there can be no assurance that product quality will continue to be satisfactory, which could lead to a loss of sales and revenues.

The termination of our right to use of the Westinghouse® brand to market solar installations was triggered by our VA and necessitates that we rebrand and re-launch our small-scale solar offerings in Australia and the USA; we have elected to do so under our own BlueNRGY brand and this process, if unsuccessful or more costly than we anticipate, could severely and adversely affect the viability of our solar business and the ability of our Company to continue as a going concern.

We began marketing PV solar systems solely under the Westinghouse® brand in Australia and New Zealand in April 2013 and in the USA in July 2014 and continued to do so until we received notice of termination of the license agreement with Westinghouse Electric Corporation in December 2014. This action forced us to immediately cease marketing and sales efforts for small-scale solar altogether and, following our emergence from VA, to develop a new website, marketing materials and business plans to re-launch this business under an alternative brand at great expense and with much lost time. We have determined apply our own BlueNRGY brand to the small-scale solar business beginning in Australia. Unlike the Westinghouse brand, which has wide consumer recognition in both the USA and Australia, the BlueNRGY brand is substantially unknown. It is therefore unclear whether or not the BlueNRGY brand will gain enough market acceptance to drive sales as we expect at a cost that allows this line of business to be profitable. If not, our revenues and margins could be severely adversely affected to the potential detriment of our overall business. If the brand is accepted by consumers, our failure to effectively execute the roll-out of branded product or satisfy requirements of the initial orders may increase our costs or cause our re-launch to be scaled back or cancelled. Any of these adverse outcomes could create a window of opportunity for the continued growth of competitors utilizing similar technology and could foreclose us from reentering these markets with a small-scale solar offering altogether. Because the BlueNRGY brand is our own, any costs necessary to protect and defend our exclusive rights to the brand must be borne entirely by us and, if significant, could further impair our liquidity.

Risks Related to our Ordinary Shares

We have never paid a dividend on our ordinary shares and do not intend to do so in the foreseeable future, and consequently, investors’ only opportunity to realize a return on their investment in our company is through the appreciation in the price of and sale of our ordinary shares.

We do not anticipate paying cash dividends on our ordinary shares in the foreseeable future and intend to retain all earnings, if any, for our operations. If we decided to pay dividends at some future time, we may not have sufficient funds legally available to do so.  Even if funds are legally available for distribution, we may be unable to pay any dividends to our shareholders because of limitations imposed by our credit agreements or a lack of liquidity.  Accordingly, our shareholders may have to sell some or all of their ordinary shares in order to generate cash flow from their investment.  Our shareholders may not receive a gain on their investment when they sell their ordinary shares and may lose some or all of their investment.  Any determination to pay dividends in the future on our ordinary shares will be made at the discretion of our Board and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, capital requirements, and other factors that our Board deems relevant.

We require additional capital to fund our businesses, and the sale of additional shares or other equity securities would result in dilution to our shareholders; such sales, or the perception that such sales may occur, may also depress our share price.

We require additional cash resources to fund our business plan and to continue operating as a going concern. Our company may sell additional equity to obtain needed funds and the use of such funds could include:

•	funding losses and paying existing creditors;

•	expanding into new product markets and geographies;

•	acquiring complementary businesses, products, services or technologies;

•	hiring additional technical and other personnel for purposes of business development, research and other activities consistent with our strategy; or

•	otherwise pursue strategic plans and respond to competitive pressures.

We may also issue additional equity securities for other purposes including for compensation of employees, directors consultants and for employment benefit plans. These securities may have the same rights as our ordinary shares or, alternatively, may have dividend, liquidation, or other preferences to our ordinary shares. The issuance of additional equity securities will dilute the holdings of existing shareholders and may reduce the price of our ordinary shares.

There are no assurances that equity financing will be available in amounts or on acceptable terms, if at all.  If financing is not available to us on acceptable terms, if and when needed, we will be unable to fund our operations or expand our business. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue as a going.

Our financing needs may require us to obtain additional debt financing to fund losses, future capital expenditures and to meet working capital requirements, which may be obtained on terms that are unfavorable to our company and/or our shareholders.

We will require additional financing in the future in connection with execution of our growth strategy, to fund future capital expenditures, working capital and losses. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital, growth and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The incurrence of additional indebtedness could require acceptance of covenants that, if violated, could further restrict our operations or lead to acceleration of the indebtedness that would necessitate winding up or liquidation of our company. In addition to the foregoing, our ability to obtain additional debt financing may be limited and there can be no assurance that we will be able to obtain any additional financing on terms that are acceptable, or at all.

There has been a trading halt on our ordinary shares since November 13, 2014 and there can be no assurance that we will maintain our listing on the NASDAQ Capital Market.

On November 13, 2014, NASDAQ halted trading in the shares of the Company at a last price of $0.90 pending receipt of additional information requested by NASDAQ.

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed on December 2, 2014, the Company received a delisting determination letter from NASDAQ’s Listing Qualifications Department on November 25, 2014. The Company appealed the delisting determination and appeared with counsel at a hearing before an independent NASDAQ Hearings Panel (the “Panel”) on January 8, 2015.

On January 26, 2015, the Company received a letter from the Panel granting the Company’s request for continued listing on the NASDAQ Capital Market. In order to maintain its listing, the Company is required to meet a series of deadlines including filing this Report. There can be no assurance that NASDAQ will allow the Company to maintain its listing on the NASDAQ Capital Market.

If we do not maintain our listing on the NASDAQ Capital Market, our ordinary shares will again trade on the OTCBB. When our ordinary shares were traded on the OTCBB from February 2014 to June 2014, our ordinary shares did not trade on many days and the highest trading volume recorded in a single day was 2,100 shares. There are no assurances that a broader or more active public trading market for our ordinary shares will develop or be sustained. At any time when our shares do not trade on a national exchange, liquidity may be reduced and our stock price could decline.

As a foreign private issuer, we follow certain home-country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers, affording less protection to holders of our ordinary shares.

As a foreign private issuer, we follow certain home-country corporate governance practices in lieu of certain NASDAQ requirements. Australian law does not require us to follow NASDAQ requirements, including with respect to the composition of our Board and nominations committee and executive sessions, having a majority of our board of directors be independent, establishing a nominations committee or holding regular executive sessions where only independent directors are present and the requirement to obtain shareholder approval in all circumstances where we issue shares constituting more than 20% of our outstanding shares. (Refer to Item 16G “Corporate Governance”.)

Such Australian home-country practices may afford less protection to holders of our ordinary shares than would be available to our shareholders if we were incorporated in the United States, governed by U.S. law and subject to all applicable NASDAQ regulations.

In June 2015, we plan to effect a reverse stock split in a range of 1-for80 to 1-for-150 which could adversely affect the market liquidity of our ordinary shares, impair the value of your investment and harm our business.

There are a number of risks associated with the reverse stock split that we plan to effect in June 2015, including that the reverse stock split may not result in a sustained increase in the per share price of our ordinary shares. We cannot predict whether the reverse stock split will increase the market price for our ordinary shares on a sustained basis. The history of similar stock split combinations for companies in like circumstances is varied, and we cannot predict whether:

•	the market price per share of our ordinary shares after the reverse stock split will result in a sustained rise in proportion to the reduction in the number of shares of our ordinary shares outstanding before the reverse stock split, i.e., that the post-split market price of our ordinary shares will equal or exceed the pre-split price multiplied by the split ratio;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase our ability to attract and retain employees and other service providers;

•	the market price per share will remain in excess of the US$1.00 minimum bid price as required by NASDAQ; or

•	that we will otherwise meet the requirements of NASDAQ for continued inclusion for trading on the NASDAQ Capital Market.

In addition, the split will reduce the number of shares available in the public float and this may impair the liquidity in the market for our ordinary shares on a sustained basis, which may in turn reduce the value of our ordinary shares. We may in the future undergo one or more additional reverse stock splits. If we issue additional shares in the future, it will likely result in the dilution of our existing shareholders.

We are a “foreign private issuer” under the rules and regulations of the SEC and are thus exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a company incorporated in the United States.

As a “foreign private issuer” under the Exchange Act, we are exempt from certain rules under the Exchange Act, and will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, or to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, we are exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. Our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for a company domiciled in the United States, and such information may not be provided as promptly as it is currently provided by companies domiciled in the United States. Although not anticipated, if we lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the SEC as if we were a company incorporated in the United States. The costs incurred in complying with these additional requirements could be substantial.

Because we are organized under the laws of Australia, U.S. investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited.

It may be difficult to bring and enforce suits against us because we are organized under the laws of Australia. Some or all of our directors will reside in various jurisdictions outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our non-U.S. directors, or enforce judgments obtained in the United States courts against us or our non-U.S. directors. In addition, there is some doubt as to whether the courts of Australia and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Australia that the United States and Australia do not currently have a bilateral arrangement providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Consequently, a party seeking to enforce a judgment of a U.S. court must rely on common law principles for recognition and enforcement. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Australia courts as contrary to that jurisdiction’s public policy. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Australia. Similarly, those judgments may not be enforceable in countries other than the United States.

A large fraction of our shares are held by a few shareholders, some of whom are members of our Board and management.  As these principal shareholders substantially control our corporate actions, our other shareholders may face difficulty in exerting influence over matters not supported by these principal shareholders.

Our principal shareholders include affiliates of W.H. Soul Pattinson and certain affiliates, referred to as WHSP, Mr. Y-R Cotrel, Mr. Morro, and Mr. Chapple and they collectively control over 50% of our outstanding ordinary shares as of May 29, 2015.

These shareholders, acting individually or as a group, could exert control over matters such as electing directors, amending our certificate of incorporation or bylaws, and approving mergers or other business combinations or transactions.  In addition, because of the percentage of ownership and voting concentration of these principal shareholders and their affiliated entities, elections of our Board may be within the control of these shareholders and their affiliated entities.  While all of our shareholders are entitled to vote on matters submitted to our shareholders for approval, a concentration of shares and voting control presently lies with these principal shareholders and their affiliated entities.  As such, it would be difficult for shareholders to propose and have approved proposals not supported by these principal shareholders and their affiliated entities.  There can be no assurance that matters voted upon by our officers and directors in their capacity as shareholders will be viewed favorably by all shareholders of our company.  The stock ownership of our principal shareholders and their affiliated entities may discourage a potential acquirer from seeking to acquire our ordinary shares, which, in turn, could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Our Constitution grants to our Board the authority to issue a preferred stock without further approval by our shareholders, which could adversely affect the rights of the holders of our ordinary shares

Our Board has the power to fix and determine the relative rights and preferences of preferred stock. Our Board also has the power to issue preferred stock without further shareholder approval, subject to the provisions of our Constitution and the Act. As a result, our Board could authorize the issuance of new series of preferred stock that would grant to holders thereof certain preferred rights to (i) our assets upon liquidation: (ii) receive dividend payments ahead of holders of ordinary shares; (iii) and the redemption of the shares, together with a premium, prior to the redemption of our ordinary shares. In addition, our Board could authorize the issuance of new series of preferred stock that is convertible into our ordinary shares, which could decrease the relative voting power of our ordinary shares or result in dilution to our existing shareholders

Research analysts do not currently publish research about our business, limiting information available to shareholders, and if this continues to be the case, or if analysts do publish unfavorable commentary or downgrade our ordinary shares, it could adversely affect our stock price and trading volume.

The trading market for our ordinary shares will depend, in part, on the research and reports that research analysts publish about us and our business and industry. The price of our ordinary shares could decline if one or more research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more of the research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our stock price or trading volume to decline.

We may be classified as a foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in our ordinary shares to significant adverse U.S. income tax consequences.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ordinary shares, and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes. Based upon our current income and assets and projections as to the value of our ordinary shares, we do not presently expect to be a PFIC for the current taxable year or the future taxable years. While we do not expect to become a PFIC, if, among other matters, our market capitalization is less than anticipated or subsequently declines, we may be a PFIC for the current year or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year during which a U.S. holder holds our ordinary shares, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. corporation that doses not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares.

Risks Related to Takeovers

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares, which could constrain our share price and reduce investor returns.

We are incorporated in Australia and are subject to the takeovers laws of Australia, including the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in a company’s issued voting shares if the acquisition of that interest will lead to a person’s voting power in such company increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our Board and may deprive, limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and applicable Australian laws and regulations may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to Australian companies. These requirements operate differently than from many U.S. companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders.

ITEM 4.     INFORMATION ON THE COMPANY

4.A.           History and Development of the Company

We were originally formed on August 18, 1989 in Australia as London Securities Limited, a corporation subject to the laws of Australia, specifically, the Australian Corporations Act. Following our inception, we began acquiring energy generation assets and on December 19, 1996 changed our name to Asia Pacific Infrastructure Limited. On March 28, 2000 our company’s name was again changed to CBD Online Limited to better reflect a revised focus on the provision of internet connectivity and related services in Australia. Our name was again changed to CBD Energy Limited on December 6, 2002 to reflect a reemphasis of our prior strategic focus on energy-related businesses, planned new initiatives to acquire installation and service contractors delivering energy-efficient commercial-scale climate control systems, and discontinuance of our internet business. We entered Voluntary Administration in Australia, or VA, on November 14, 2014 and our corporate organization and liabilities were restructured pursuant to a deed of company arrangement, or DOCA. As further described below under the heading “Voluntary Administration and Deed of Company Arrangement”. We emerged from VA on January 27, 2015, but retained a strategic focus on delivering solutions for renewable energy generation and energy-efficient climate-control systems. On March 20, 2015 our Company name was changed to BlueNRGY Group Limited.

Our ordinary shares were listed on the Australian Stock Exchange, or ASX, from 1989 through January 31, 2014, when we voluntarily delisted them in connection with our U.S. listing. Our ordinary shares traded on the OTCBB from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF, and began trading on The NASDAQ Capital Market on June 13, 2014 but trading was suspended on November 14, 2014 following commencement of the VA process. Due to the delinquency of this Report and other concerns of The NASDAQ Capital Markets about whether we met and continue to meet the listing requirements, trading in our ordinary shares has not yet resumed. Although we are endeavoring to complete the steps necessary to allow our share to resume trading, there can be no assurance that our ordinary shares will continue to trade on The NASDAQ Capital Market when trading recommences, or if trading will resume.

Voluntary Administration and Deed of Company Arrangement

On November 14, 2014, by unanimous resolution of those members of its Board permitted to consider the matter and to vote, it was determined that the Company and three of its Australian subsidiaries were (i) insolvent or likely to become insolvent in the future (ii) should be placed into voluntary administration under the Australian Corporations Act 2001 (the “Act”), and (iii) appoint Said Jahani and Trevor Pogroske from Grant Thornton as joint and several administrators, referred to in the singular as “Administrator”, pursuant to section 436A of the Act. Three of our Australian subsidiaries also entered VA contemporaneously, CBD Solar Labs Pty, Westinghouse Solar Pty Ltd and KI Solar Pty Ltd, which, together with the Company are referred to as the VA Companies. The Company’s other subsidiaries continued to operate or were liquidated outside the VA process.

On December 24, 2014, DOCAs approved by requisite vote of creditors were signed for two of the VA Companies, specifically our Company and one of its subsidiaries, Westinghouse Solar Pty Ltd; the DOCAs were amended by deed of variation on January 27, 2015 following another vote of creditors and, as amended, are sometimes referred to as the Reorganization Plans. Among other things, the Reorganization Plans stipulate that: (i) creditor claims and contingent liabilities of the reorganized companies were extinguished; (ii) executory contracts of the reorganized companies were terminated; (iii) through the operation of deeds managed by the Administrator, referred to as Deed Funds, creditors of the reorganized companies would receive from the Company US$1.0 million in cash and newly-issued Company ordinary shares; (iv) a secured creditor of the reorganized Companies, Washington H. Soul Pattinson and Company Ltd, referred to as WHSP, would retain the rights to proceeds derived from certain company assets or receivables and would receive convertible preferred shares issued by two Company subsidiaries; (v) the terms of our Series B Preferred Shares would be amended; (vi) we would consummate the acquisition of BlueNRGY LLC, referred to as the BN Acquisition, through new issuance of additional ordinary shares to the BlueNRGY LLC shareholders (further described below under the heading “Recent Acquisitions”) and (viii) we would sell newly issued ordinary shares to investors at a minimum issue price per share equal to or greater than US$0.03637 and having an aggregate value at least sufficient to make the US$1.0 million payment to the Deed Funds, and (ix) the Administrator would retain ownership of all subsidiaries (not previously liquidated) other than specified subsidiaries.

The Reorganization Plans became effective on January 27, 2015, when the required conditions of the DOCAs were satisfied. At that time, our Company and its subsidiary, Westinghouse Solar Pty Ltd, emerged from VA, supervision by the Administrator ceased and management of the Company by its Board of Directors resumed in accordance with its Constitution.

The foregoing summary description of the Reorganization Plans is qualified in its entirety by the copies of the DOCAs, and deeds of variation, that were filed with our report on Form 6-K/A dated January 29, 2015.

As a result of the reorganization plans and to the date of this report, the following changes were made to the Group’s Net Asset/Equity position (based on unaudited values at November 14, 2014) and to the number of ordinary shares on issue:

	Net Asset Impact A$’000	Ordinary Shares Issued

Execution of Deed of Company Arrangement:
Extinguishment of Liabilities
• Trade and other payables	11,025
• Provisions	440
• Loans and Borrowings	26,017
	37,482	96,028,937

Total assets assigned to creditors/relinquished	(4,678)

Issuance of Equity Post Execution of Deed of Company Arrangement:
(excluding shares issued to creditors)
Cash subscriptions (net of $1.2 million Deed Funding)	1,089	48,877,148
Acquisition of BlueNRGY	6,011	150,162,640
Exchange of Indebtedness (non-VA companies)	854	18,534,029

Total Increase in Net Assets/Equity from reorganisation	40,758	313,602,754

Note: the above does not reflect changes to equity position arising from operating activities post June 30, 2014.

Following the issuance of these ordinary shares, the Company has 319,683,386 ordinary shares on issue, details of which are set forth in Item 8.B. under the heading “Issuance of Shares”.

Recent Acquisitions

In conjunction with our Reorganization Plan, we acquired 100% of the equity interests of BlueNRGY LLC, a U.S. company specializing in data acquisition, analysis and management related to the performance of geographically distributed energy generation systems and providing related operations and maintenance, or O&M, services. At the time of the BN Acquisition, BlueNRGY LLC it was serving customers in Europe and Asia. Subsequently it has expanded the scope of its operations to include customers with U.S. and Australian generating assets. Consideration paid to the BlueNRGY LLC shareholders and shares issued to key executives and Directors of the Group as part of the transaction comprised in aggregate 150,162,640 of our ordinary shares. Based on the issuance of our ordinary shares to investors in a contemporaneous private placement at US$0.03785 per share, the value of our shares issued to the BlueNRGY LLC shareholders was US$5.7 million. BlueNRGY LLC has its principal offices in Fort Lauderdale, FL

On July 3, 2014, through our wholly-owned subsidiary CBD Acquisition Holdings, Inc., we acquired all of the outstanding equity interests of Green Earth Developers LLC, referred to as GED, a solar and electrical EPC contractor based in North Carolina. The acquisition was intended to bolster our ability to capitalize on commercial project opportunities in the U.S. market. At the time of the acquisition, GED had a track record of successfully completing projects of 1MW – 5MW in size.

In December 2012 we acquired a 50% ownership interest in J Carpenter Electrical Services LTD (subsequently renamed Westinghouse Solar UK Limited) and in June 2013 we increased our ownership interest to 100%.

In December 2011, in anticipation of acquiring, at a future time, all of the outstanding equity of the company then known as Westinghouse Solar, Inc. (recently renamed Andalay Solar, Inc, and referred to as Andalay Solar), we acquired 1,666,667 shares of its common stock. Our plans to pursue an acquisition of Andalay Solar have since been abandoned. The Andalay Solar common stock we own now represents less than 1% of the outstanding shares of the company and we anticipate disposing of these shares in an orderly manner as market conditions permit.

On January 1, 2010 we acquired the eco-Kinetics group of companies to gain a larger market presence in the Australian solar sector in anticipation of major policy-driven growth. This acquisition also enhanced our capabilities to undertake larger international solar development projects and boosted revenues in the segments of our business devoted to small-scale solar development. As further discussed below, the companies in the eco-Kinetics Group were liquidated or retained by the Administrator at the time our Reorganization Plan became effective.

In 2009 we acquired Larkden Pty Ltd. (Larkden) and the rights to develop certain storage technologies owned by Larkden. Larkden and its related technologies have since been divested.

Recent Divestitures/Liquidations

Pursuant to the VA process that commenced on November 14, 2014 and the Reorganization Plan effective on January 27, 2015, we divested or liquidated the following subsidiaries and they are no longer part of our corporate organization:

Subsidiary	Jurisdiction of Incorporation	Principal Activity	% Owned
Aso-Tech Pty Ltd	Australia	Inverter provider	67
Remote Area Power Systems Pty Ltd	Australia	Energy storage	100
CBD Labs Pty Ltd	Australia	Energy storage	100
KI Solar Pty Ltd	Australia	Solar	100
eco-Kinetics Group Pty Ltd	Australia	Solar	100
eco- Kinetics Pty Ltd	Australia	Solar	100
eco- Kinetics NSW Pty Ltd	Australia	Solar	100
eco- Kinetics Victoria Pty Ltd (ACN 135 159 527)	Australia	Solar	100
eco- Kinetics Northern Territory Pty Ltd	Australia	Solar	100
eco- Kinetics South Pacific Ltd	Fiji	Solar	100
eco- Kinetics New Zealand Ltd	New Zealand	Solar - Dormant	100
eco-Kinetics Energy Systems Pty Ltd	Australia	Solar - Dormant	100
eco-Kinetics Netherlands Cooperatief UA	Netherlands	Solar	100
eco-Kinetics Netherlands Holding BV	Netherlands	Solar	100
Greenway Pacific Pty Ltd	Australia	Dormant	70
CBD Solar Labs Pty Ltd	Australia	PV Plant	100
Eco-Kinetics Europe Limited	United Kingdom	Solar	100
CBD Solar Pty Ltd	Australia	Solar	100
National Solar Installations Pty Ltd	Australia	Solar	100
CBD Adjungbilly Pty Ltd	Australia	Special purpose vehicle	100
Energy Bonds Plc	United Kingdom	Single-purpose entity formed to raise funding through issue of retail bond	100
Secured Energy Bonds Plc	United Kingdom	Single-purpose entity formed to raise funding through issue of retail bond	100

In August 2013, we sold our subsidiary, Capacitor Technologies Pty Ltd. (“CapTech”), for total consideration of A$1.8 million.

During our 2013 fiscal year, our Board of Directors determined that development and exploitation of the Larkden Technology was not a core strategy and was not practical in the near term given our limited liquidity. On April 16, 2013, we sold our interests in Larkden Pty Ltd including the energy storage patents held by Larkden in a transaction that released approximately A$2.0 million of cash to us. The sale price of the patents was A$2.75 million of which A$0.25 million was received in cash at the time of sale. (Refer to Note 3(a) (vii) – Contingent Consideration included in Section F). The balance of the payments of A$2.5 million, referred to as the Remaining Larkden Installments, are scheduled to be received in three tranches on the anniversaries of the sale from 2015 to 2017. Rights to receive the Remaining Larkden Installments were assigned to WHSP pursuant to our Reorganization Plan.

Our principal office is located at Level 11, 32 Martin Place, Sydney, NSW 2000, Australia. Our telephone number is +61 (0)2 8069 7970. Our website address is www.cbdenergy.com. Information on our website and websites linked to it do not constitute part of this Report. Process can be served in the United States at our United States office address – BlueNRGY Group Limited, 110 E Broward Ave, Suite 1900, Fort Lauderdale, FL 33301.

4.B.           Our Business

Overview

We are an Australian corporation operating in the global renewable energy and energy-efficiency sectors. Our businesses are focused on the downstream implementation, collection and analysis of performance data (sometimes referred to as data management), operation and maintenance of renewable power generation systems and the delivery of differentiated products and services that are designed to allow electricity consumers to reduce power costs and increase efficiency of their climate control and other systems. In recent years we have expanded the scope of operations throughout Australia and to Asia, Europe and the United States. The scope of our activities was curtailed by the VA process described in Item 4.A.under the heading “Voluntary Administration and Deed of Company Arrangement”, but we continue to conduct business through multiple subsidiaries operating in the aforementioned regions. Our continuing activities are divided among the following lines of business:

•	Solar Photovoltaic (or PV) System Design & Installation

o	Residential and small commercial solar, together sometimes referred to as small-scale solar.

o	Large commercial and utility-scale solar, together sometimes referred to as large-scale solar.

•	Renewable Power Systems Data Management, Operations & Maintenance (including our Chatham Island generating assets formerly included in our RAPS unit prior to emergence from VA)

•	Energy Efficiency/Technology Solutions (and RAPS prior to our emergence from VA)

Prior to the VA process, we were also actively developing wind projects, but our involvement with wind generation systems is now, and is expected to continue to be, limited to providing data management and maintenance services. We are no longer pursuing new project developments in this sub-sector of the renewable energy industry.

Over the past four years, we actively diversified our solar PV business geographically in order to capitalize on high expected demand for new renewable energy generation. We are now focusing our expansion initiatives in the United States because we believe this country has a sustainable government policy framework, sound legal and banking systems and, in certain states, significant mandated renewable energy targets and incentives, all of which create opportunity for an experienced solar development business to grow rapidly and profitably. We believe that this geographic diversification, in what we expect will be our most rapidly growing business segment, provides us with a natural hedge against changing government policy and fluctuations in the Australian currency exchange rate. Our diversification initiatives during this period have involved significant initial setup costs in the United States and the United Kingdom that have already been fully expensed.

Directly and with our GED subsidiary, acquired in July 2014, we have completed one major commercial-scale solar PV installation in the United States and participated as a sub-contractor in several small utility-scale installations aggregating more than 11MW. We are currently pursuing additional small utility-scale projects and during our 2016 fiscal year we expect to re-launch sales of solar systems to consumers and to commercial customers under our BlueNRGY brand. Our U.K. solar PV business remains fully operational on a small scale and is focused on solar deployments for commercial and institutional customers and supporting our developing O&M business.

In conjunction with effecting our Reorganization Plan, we acquired BlueNRGY LLC, a company focused data management, operations and maintenance for renewable power systems. The BlueNRGY data analytics software is in the early stages of commercialization and testing with initial clients and prospective clients; the data management business has started to record revenues and we expect those to grow as it scales up and integrates new clients and sites. BlueNRGY’s O&M business is also small, but profitable, and we will endeavor to scale it rapidly in addition to having this team take over management of our legacy assets such as the Chatham Project, which is discussed further below.

In our energy efficiency and technology solutions business segment we are currently active only in the Australia region where strong incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Included in this business segment is our Melbourne Australia based HVAC contracting subsidiary. Historically, this segment of our business also included our CapTech Division, which was divested in August 2013 and our Remote Area Power Systems (RAPS) division, which developed and operated wind and solar power generation systems on Chatham and King Island respectively and held interests in the Larkden energy storage technology. The Larkden Technology was divested in April 2013 and our interests in King Island were divested during the VA. Following our emergence from VA, management of our continuing interests in the Chatham Project is being handled in our Renewable Power Systems Data Management and O&M unit described above.

Our wind project development business was historically confined to Australia and was active during our 2012 to 2014 fiscal years when we believed the regulatory framework, our experience and the local presence of our executive management gave us an opportunity to compete successfully. We developed and, until we entered the VA process, managed most of the construction of a 107MW, approximately A$290 million wind farm at Taralga in New South Wales. Completion and commissioning of the Taralga project is expected in the second calendar quarter of 2015. As developer, we negotiated a long-term energy off-take agreement with Energy Australia, Australia’s largest energy retailer, and then sold the project to an affiliate of Banco Santander. While we retained a 10% interest in project equity returns, the proceeds payable from that ongoing participation must now be turned over to WHSP pursuant to the terms of the DOCA. New development activities in the wind segment were curtailed upon emergence from VA, but we retained core competencies in the wind sector with some of the technical and other personnel who worked on our Taralga and other wind developments.

Our Industry

The renewable energy industry, which includes energy derived from wind, solar and renewable biological resources, has grown rapidly throughout the world in recent years. This has been a result of the convergence of several factors including government policies favoring the use of renewable resources over carbon-based alternatives, technological advances that have reduced the cost of energy derived from renewable resources and increases in the costs of many fossil fuels in most countries. Evidencing these trends is the level of investment by renewable energy sector, as shown in the table below:

Figure 1 - Global Investment in Clean Energy by Calendar Quarter (Billions of US$)

Source: Bloomberg New Energy Finance, January 6, 2015

Although aggregate investment levels in renewable energy capacity have plateaued, installed generating capacity continues to grow rapidly because unit costs of installing renewable capacity are declining. According to the 2013 Clean Energy Race Report published by the Pew Charitable Trust, the Pew Report, installed global capacity of wind and solar generation systems in G-20 countries reached 307GW and 144GW respectively at the end of 2013 and had year-over-year growth rates compared with 2012 of 27GW and 40GW respectively. The Pew report also illustrated that almost half of the clean energy investment in 2013 was in Asia and Oceana and the remainder was split almost evenly between the Americas and Europe/Middle East and Africa. Our management believes, and our business planning assumes, that the current and near-term allocation of investment in the sector will remain consistent with that observed for 2013. Given the pattern of continuing investment in the renewable sector we expect the installed base of renewable assets to continue to cumulate rapidly

We are active in the solar, wind, and energy efficiency sectors in specific geographies. In the solar market we have focused primarily on small-scale residential and commercial installations in Australia and larger-scale commercial/small utility-scale installations in the United Kingdom and the United States. Our activities in wind and energy efficiency have been principally in the Australian region; however, our experience and technology establish a base for applications in other international markets.

The Solar PV Segment

As reflected in Figure 1 the solar sector has become the largest recipient of investment capital among the renewable energy sectors. According to the Pew Report, investments in solar generating assets attracted $97 billion of investment in the G-20 countries in 2013, 52% of the total invested in clean energy for that year. The solar sector encompasses a wide variety of commercial activity ranging from PV solar to solar thermal concentrators, including the monitoring and management of data pertaining regarding installed capacity. Progress in each of these areas of the Solar PV sector has contributed to making solar power more cost effective over time and this trend is continuing.

Costs of energy delivered are declining to or below the level of energy derived from traditional sources in many markets

Figure 2, shown below, illustrates the Levelized Cost of Energy, or LCOE, for solar PV at year-end 2014 is at or below the cost of electricity in many major markets, including markets served by us.

Figure 2: Energy Cost vs LCOE in Selected Markets - 2014

Source: 2015 Solar Outlook - Deutsch Bank

Over the several years, a dramatic reduction in the cost of solar PV systems, most notably in the modules that generate electricity, has led to reductions in the installed cost per watt of system capacity. In May 2012, Bloomberg New Energy Finance published a white paper, “Reconsidering the Economics of Photovoltaic Power” that reviewed the economics of solar PV in the United States. In that paper the authors concluded that solar PV costs have been declining, and have declined dramatically in recent years – by 75%. The trajectory of the decline between 2001 and 2013 for the USA was charted by the Solar Energy Industry Association, or SEIA and is shown in Figure 3 below:

Figure 3: Prices and installation rates of solar PV systems in the United States (2000 – 2013)

Source: Solar Energy Industry Association, “Solar Market Insight Report 2013 Year in Review”

Similar dynamics are evident in other markets we serve, as illustrated for an example system in Australia in Figure 4 below:

Figure 4: Reduction in solar PV modules Prices in Australia

Source: “Solar Choice,” Australian Solar PV Installation Brokers

As the unit costs of PV Solar continue to decline and it becomes more cost-competitive, we expect the market for solar installations to expand. We also believe that this trend will increase if and as storage technologies evolve to cost-effectively allow electricity from renewable generation to be used after sunset or when the wind isn’t blowing.

The trends in solar system pricing reflected in Figures 3 and 4 are typical of trends we have observed in other markets where we are active, including the United

Kingdom.

The convergence rate of solar energy cost with traditional energy costs has been accelerated by rising electric power rates in key markets we serve.

In Australia, the increase in retail electricity prices has been accelerating in recent years, more than doubling for both households and businesses since 2000, as illustrated in Figure 5.

Figure 5 Electricity price indices for households and businesses in Australia

Source: Australia Bureau of Statistics

In the United States, recent retail price increases have not been as rapid as in Australia, but, according to the U.S. Energy Information Administration, prices are more than 50% higher than in 2001 and the price trend continues to be rising, as illustrated in Figure 6 below:.

Figure 6: Index of U.S. retail electricity prices

Source: U.S. Energy Information Administration

The United Kingdom is also experiencing increasing electricity costs, with the Department of Energy and Climate Change reporting in its December 19, 2013 update of Quarterly Energy Profile 2.2.1 that average domestic electricity bills increased by 39.3% between 2007 and 2013 and by 6.5% in 2013 as compared with 2012. The March 2015 Quarterly Energy Profile disclosed that bills rose by an additional 2.6% in 2014 as compared with 2013.

Regulatory structures that incentivize solar installations are prevalent, important to driving demand in the near-term, but declining in importance in the key markets we serve.

Regulatory structures to incentivize renewable energy solar vary by jurisdiction, and can include tariffs, grants, and Renewable Energy Certificates, or RECs, as a traded commodity for the renewable energy markets.

Australia. Small-scale solar in Australia is incentivized primarily by the Small-scale Renewable Energy Scheme, or SRES, under which power generators and some industrial companies are obligated to purchase annually a number of small-scale technology certificates, or STCs, specified by the government agency responsible for administering the SRES program. Eligible installations, such as residential solar systems, are credited with a onetime allocation of STCs when completed and the regulator establishes the aggregate annual STC purchase obligation for power generators at a level approximately equal to the supply of STCs that it expects to be created from new installations, adjusted for over or under creation of STCs in prior years. STCs may be purchased by any person and freely traded. Consequently, an unregulated market for STCs has developed since the inception of the program. As the experience of the government agency responsible for balancing STC purchase obligations with supply has grown over time, market volatility, liquidity and predictability of pricing have decreased, but the market remains thin and the number of market makers is small. STC prices are effectively capped by the right of obligated purchasers to pay a fixed-rate penalty if they are unable to purchase sufficient STCs in the market to meet their obligations. As the costs of solar energy have declined and the market has matured, the number of STCs credited under the SRES program for each kW of solar capacity installed has been stepped down by the regulators and now represents less than 25% of the value of a system at market prices for STCs. The Australian government is currently considering legislation that would leave the SRES program unchanged through 2020. The legislation has bipartisan support and our management expects that it will be adopted, but there is no assurance that the proposal will be enacted or that government policy will not change.

Large-scale renewable energy installations, which include both commercial- and utility-scale solar systems and wind systems, receive annual credit for the energy produced and this is reflected in the issuance of RECs. Power generators are obligated to meet targets for renewable energy generation and may do so by receiving credit in the form of RECs for the renewable power they generate, or they may buy RECs from others who are generating power from renewable sources in excess of their mandated requirements. The regulation currently being considered by Australian lawmakers would fix the large-scale renewable generation targets through 2020 at 33,000GWh, almost double the 17,000GWh of energy that is expected to be produced by large-scale renewable generation in 2015. This target, if adopted, would create ample opportunity for large-scale installations over the next five years that, according to the Australian Clean Energy Council, would represent investment of more than A$10 billion over the period.

United States. The regulatory incentives in the United States include a federal income tax credit that represents approximately 30% of the value of a project. In addition, a patchwork of state- and local-level programs exist that vary widely in structure and economic effect and may include tax credits or other deductions, outright grants, REC programs and mandated net metering or feed-in tariff arrangements that have the effect of further subsidizing solar installations. The magnitude of federal tax credits are due to be reduced in 2016 to 10% and the incentive programs of states that were early promoters of solar are generally also declining in significance. Our management expects that the impending reduction in the federal tax credit will produce a high level of activity prior to year end 2016, followed by a downturn in the pace of solar PV installations. In general, state level incentives tend to be more favorable to residential or small-scale solar installations and we expect this to continue to be the case.

United Kingdom. In order to facilitate achievement of an overall target for generation of renewable energy of 15% by 2020, the United Kingdom has instituted what we believe to be a sustainable feed-in tariff structure for small-scale solar installations that ensures a positive economic return for homeowners and investors who install such systems. Large-scale installations or ‘appropriately sited installations’ are currently supported by the Renewable Obligation. The Renewable Obligation places an obligation on U.K. electricity suppliers to source a portion of generation from renewable sources

As a result of market factors, the demand outlook for solar installation growth is favorable in each of our key markets.

Research funded by the Australia Renewable Energy Agency demonstrates the rapid and continuing growth of Solar PV in Australia.

Figure 7: Historical and projected residential capacity increases – 2001 to 2014

Source: Australia PV Institute (APVI) Solar Map

This data supports our management’s view that that there will be a sustainable long-term solar market in Australia, although the market is maturing and we believe that rooftop residential penetration is now in excess of 40% in some regions.

United States. We expect demand for residential solar installations to grow rapidly in the United States and for more levels of commercial-scale installations to be sustained in line with the recent capacity installation trends reported by SEIA and shown in Figure 3 above. This market opportunity is creates substantial overall growth potential for participants in the U.S. market, including us.

United Kingdom. We believe demand for solar installations in the United Kingdom will be sustained based on the U.K. government’s target of 15% renewable energy generation by 2020. In support of this target, the U.K. government has implemented a Feed in Tariff, or FIT, scheme that is designed to promote a predictable and stable environment for investors and consumers for solar systems up to 5MW. The U.K. Department of Energy and Climate Change reported in its 2013 – 2014 Annual Report published in December 2014 that under the FIT scheme 470,983 installations had occurred, 98.6% of which were solar PV and that these installations are continuing as at a steady pace averaging above 7,500 per month.

Competition among solar developers and installers is intense in all of our markets and they are highly fragmented, although market-share consolidation is occurring in some markets.

The residential and small commercial solar PV market in Australia is fragmented, with no large dominant competitors. The three major energy retailers (Origin Energy, AGL and Energy Australia) have active installation businesses, and there are a number of significant competitors focused on residential installations. An Australian consultancy, Sunwiz, determined the top 20 solar installation businesses in August 2012 as shown in Table 8 and we believe that the same companies continue to hold leading market share.

Table 8: Sunwiz Top 20 Residential Solar PV Installers in August 2012

Source: Reneweconomy, August 2012 on-line article (http://reneweconomy.com.au/2012/solar-insights-australias-top-20-solar-companies-52223)

The U.S. residential market has some large competitors as illustrated in Figure 9 below:

Figure 9: Market share distribution of leading U.S. residential installers

Source: GTM Research

While still fragmented, GTM Research reported in its Q-1 2015 report that the residential installer market is consolidating, with SolarCity and Vivint market share exceeding 50% for the first time. Other large installers include Verengo, Sungevity and Real Goods Solar. Notwithstanding the significance of the larger competitors and their momentum in consolidating market share, the low penetration rates for small-scale installations in the United States are still supporting smaller competitors serving niche markets.

We believe First Solar and SunEdison to be the largest U.S. installers of utility-scale systems. We are not aware of any installers serving the large-scale commercial sub-sector that have accumulated meaningful market share. In the USA, as well as in Australia and the United Kingdom, we believe that this subsector is served by many regional companies in other industries such as roofing and general electrical contracting who have expanded their business scope to include solar installations.

The U.K. residential market has some notable competitors such as Solarcentury, however, we believe the market is dominated by smaller installation companies, many of whom function as subcontractors for solar marketing companies. According to Microgeneration Certification, there were over 2,900 registered solar PV installers in the United Kingdom in 2014.

Large-Scale Wind

Wind energy is currently the most economic source of large-scale renewable energy and is easily scalable if suitable sites can be developed in the regions where power is needed. As with other renewable energy sectors, installation of wind power generation capacity has grown rapidly over the past decade, although wind energy investments globally have recently plateaued, as shown in Figure 1 above. As with solar, the wind sector encompasses the design and installation of the generating system (turbines & towers) and ongoing maintenance and management.

In the Australian market, wind capacity has grown steadily, driven by a government-mandated renewable energy target. . This target requires electricity retailers to source an annually increasing amount of their customers’ electricity consumption from renewable sources, the largest component of which is necessarily wind. This trend in Australia is illustrated by the figure below:

Figure 10 - Cumulative Installed Wind Capacity in Australia

Source: Calculated from data available at http://ramblingsdc.net/Australia/WindPower.html

To satisfy the Australian renewable energy target under the pending legislation, the Australian Clean Energy Council estimates growth in wind capacity averaging between 500MW and 750MW per year will be required through 2020 is required in Australia’s installed wind generation capacity. As shown in Table 11 below, there were 13 wind projects in the advanced stage of development at year-end 2014. These represented 1,945 MW of wind generation capacity, with 14,676MW of wind projects in a less advanced stage.

Table 11. Major renewable electricity generation projects - November 2014

Source: Australian Bureau of Resources and Energy Economics –

Electricity Generation Major Projects Report - 2014

To our knowledge, there are approximately 20 companies developing and/or operating wind farms in Australia. These include the three major nongovernment utilities – AGL, Origin Energy and Energy Australia. Within the top ten, we estimated that two companies have development pipelines of greater than 1,000MW, with the remaining eight having pipelines in the range of 500 to 1,000 MW.

Our understanding of the wind development markets in the US and Europe is less complete, but based on the Pew Report, we believe that there are expected to be numerous large-scale wind projects developed in both regions over the coming years.

Renewable Power Systems Data Management, Operations & Maintenance

The addressable market for services targeting the data management, operations and maintenance of renewable generation projects of any type and in any region is defined largely by the installed generation capacity, with adjustments for differences that exist in project sizes and vertical integration among regional markets. On a worldwide basis, as of end of 2014, we estimate that more than 640GW of renewable power generation systems are in operation, including 226GW for Solar PV and 413GW for Wind.

Solar PV:

Distributed solar projects come in a wide variety of sizes, roughly characterized as residential, small-scale (or commercial) and utility- or megawatt-scale. supervisory control systems for these projects are provided by numerous specialist firms, equipment OEMs such as the inverter companies, and a handful of large, vertically integrated organizations and utilities or independent power producers who have developed proprietary systems. Given our current capabilities to provide data management, operations and maintenance, the markets that are immediately relevant for our data management services and O&M services are the small-scale commercial, where system fleets are involved and the megawatt-scale installations for both small and large fleet owners. Very large utility-scale projects with full-time operational personnel and fleets owned by vertically integrated solar companies are less likely to be customers for our current systems and services offerings than other types of projects.

United States: GTM Research has estimated that the total addressable market for distributed solar generation O&M in the U.S., excluding utility scale project, is forecasted to be over 11GW by the end of 2015 and is estimated to represent an $803 million niche market by 2020. This includes the more than 1,100 commercial installations analyzed by Solar Energy Industries Association Solar (SEIA) and that we believe to be representative of the concentration of U.S. installations. The ownership category and geographical concentration of these installations is illustrated in the chart below and provides perspective on the market for O&M services for less-than-utility-scale installations:

Figure 12: Representative Solar PV Installations

Source: GTM Research and SEIA- US Solar Market Insight Report - 2014

We believe that competition for O&M services in this less-than-megawatt market is highly fragmented and includes such regional firms as True South Renewables, Burke Electrical Solar, Petersen Dean, Verengo Solar and Trinity Solar. Notable competitors serving the U.S. market (both small-scale and utility-scale) with specialized data management systems for solar PV (both small-scale and mega-watt scale) include MeteoControl, Solarlog, Draker and Also Energy.

We believe the U.S. utility-scale market includes many very large single-site power plants and a high concentration of ownership by vertically integrated companies such as First Solar, Sun Power and Sun Edison. The solar installations run by these companies are not within our addressable market. There are, however, many smaller megawatt-scale installations and geographically distributed fleets in the United States and the number is growing. In addition, there has recently been significant formation and growth of special-purpose funds and operating entities (both public and private) to invest in contracted renewable energy assets or the cash flows derived from such assets (referred to as YieldCos). YieldCos are providing the renewable energy industry increased access to cost-effective capital, particularly in North America, that is driving market growth and consolidation of renewable assets into portfolios, or fleets. According to Kaye Scholer – Investment Financing Opportunities in Alternative Energy 2015 report, six publicly-listed North American YieldCos (NRG Yield, TransAlta Renewables, Pattern Energy, Abengoa Yield, NextEra Energy Partners and TerraForm Power) secured $3.8 billion in equity on the public markets in 2014, more than three times the $1.1 billion reported by Clean Energy Pipeline as having been raised in 2013. Clean Energy Pipeline also reported that the same YieldCos collectively acquired 3.8 GW of effective renewable energy capacity (defined as the capacity of the project multiplied by the stake acquired) in 2014, a 46 percent increase over the 2.6 GW of effective capacity acquired in 2013. The figures do not include acquisitions by other funds or independent power producers that we believe to be significant in number and are amassing portfolios of renewable energy projects. YieldCos and similar aggregators of renewable generation assets, whether public or private, have requirements for enhanced data analytics delivered through a single platform and we believe they will form an important new category of customer for our data analytics and O&M services in North America. Our management also believes that the aggregation of renewable asset ownership by specialized owners will grow globally and will create new customers for our services.

Numerous competitors for O&M services serve our addressable utility-scale market, including Suns Up Solar and Next Phase Solar and we are not aware that any of these companies has significant market share. We also believe that there is considerable overlap between O&M providers servicing megawatt-scale installations and small-scale systems.

Australia: We believe that the preponderance of solar PV installations in Australia have been residential or were constructed by the major vertically-integrated utilities. Neither of these categories of installation are currently addressable by us with our current capabilities to provide O&M services in Australia. As the market matures and financing becomes more readily available, we believe that fleets of commercial installations will grow and that a viable market for our O&M services for solar PV will emerge.

UK / Europe. Because of the evolution of policies favoring the construction of commercial and small-utility-scale solar PV installations in Europe, we believe that there is a large universe of solar PV installations in this region that could be targets for our data management and O&M services. However, the reduced and declining pace of large solar PV installations in Europe in recent years limits the points of entry for us into this fragmented but mature market. GTM Research has reported that the competitive framework for megawatt scale solar installations in Europe is highly fragmented, with an aggregate fleet of 24 GW being handled by approximately 60 vendors of O&M services. If and when asset aggregation by YieldCos or similar specialized entities begins in Europe, it could bolster the addressable market for our data analytics and O&M services.

Wind. Because data management, asset management and maintenance contracts on wind projects typically extend for several years, we believe our best opportunities to win new business in the wind sector are in areas where new projects are likely to be commissioned over the next several years rather than endeavoring to displace established service providers at seasoned projects. Collectively, the pipeline projects in our targeted regions represent an attractive market opportunity for our maintenance and data management services, but there can be no assurance that we will be successful in garnering contracts with any of these prospective customers or projects. For Australia this is illustrated by the pipeline information in Figure 11 above. In the last several years there has been a considerable slowdown in the pace of new U.S. wind project construction, although, as illustrated in the chart below, many new projects were started in the fourth quarter of 2013 and are still under construction. The Pew Report indicates that investment levels for in wind projects in Europe are will continue

Figure 13 – Wind Capacity Under Construction

Source: American Wind Energy Association – U.S. Wind Industry 3rd Quarter Market Report

Some of the projects still under construction may be candidates for our O&M services as they are completed and commissioned, but the pipeline of new starts is thin. In Europe, the UK represents a bright spot for wind installations due to the prevailing policy and current feed-in-tariff structure. The pace of new wind installations that could represent targets for our O&M services have fallen dramatically from historical levels.

To our knowledge, most local supervisory control systems deployed throughout the world are generally proprietary to the turbine manufacturers although a few specialist independent companies do offer data management systems for wind installations. These companies include: Baze, BaxEnergy, Osisoft and their primary served markets are North America and Europe.

Energy Efficiency

Our business segment targeting energy efficiency is currently focused only on Australian businesses whose products and services have the potential to contribute to reducing the amount of energy and related services consumed by end-users for a given activity. In Australia, powerful incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Australia has also experienced sharp increases in electricity charges in the last five years and these are expected to continue. The country’s power cost increases have been primarily driven by investment in regulated infrastructure and the introduction of carbon pricing and other government policy mandates that are intended to promote the use of energy resources deemed to be more sustainable. The range of products and services associated with energy efficiency is potentially broad, but our activity in this sector is currently limited to an HVAC contracting and servicing business serving the Melbourne, Australia market. The following industry discussion is tailored accordingly. Major new installations in the HVAC markets we serve are awarded primarily by competitive tender where price is a key determinate of success. Market participants often submit tenders as part of a syndicate of contractors and opportunities are sourced through long-standing relationships with construction general contractors. Service sales are generated from relationships with prior installation customers and through competition on service levels. Revenue growth in the region is bounded by and highly correlated to construction activity levels in and around Melbourne. Because of the favorable weather patterns in the region, the construction cycle is not seasonal in nature.

The Melbourne HVAC market is regional and highly fragmented, with the largest competitors having market shares between 5-10% (individually). These companies include AG Coombs, AE Smith, D & E Air Conditioning, Allstaff Air Conditioning and JL Williams. Other competitors with a similar or smaller market share include: RKH Air Conditioning, PJM Air Conditioning, Quadrant Air Conditioning and Proair Air Conditioning.

Our Competitive Strengths

We believe we demonstrate the following strengths that can differentiate us in a competitive and fragmented market and will allow us to participate effectively in the expected growth of the renewable energy sector:

Development track record - As the renewable energy industry matures, execution track record and prior project success are increasingly important to securing bidding opportunities and winning contract awards. Notwithstanding our restructuring in VA, we have retained core competencies in, and a solid track record successfully developing, designing and implementing large and small-scale solar projects in both developed countries and remote and difficult geographies. We have also demonstrated that we can overcome the challenges of integrating renewable power into diverse local power grids. In Australia and through our foreign subsidiaries, we have successfully installed more than 70 MW of solar capacity worldwide through March 2015, including over 17,000 residential systems. Our wind project developments include completed systems in the Chatham Islands, off the coast of New Zealand, and the 107MW Taralga Wind Farm in Australia that is in the final stages of construction. In addition, we have handled numerous complex climate control system installations with total value of more than A$250 million.

Management skills, experience and local presence – Members of our Board and our managers in the USA and UK as well as Australia, have extensive knowledge of and experience in the utility and energy sectors that gives us the credibility to effectively negotiate power purchase agreements and complex EPC contracts for larger projects that we deem to be a critical factor for our success as a renewable energy project developer. We also have the relevant experience in operating and maintaining renewable systems to provide a foundation for development of this line of business from a small but growing revenue base. We intend to augment our executive ranks through direct hires and acquisitions to ensure we have the capabilities to fully capitalize on the market opportunities we in the growing sector we serve.

Clear strategic focus – We have a singular focus on downstream implementation, management and optimization of renewable energy and energy efficiency technologies over their full life cycle, specifically: project origination and negotiation of power purchase agreements, or PPAs, system design and technology integration, efficient procurement and installation, and post-commissioning performance measurement, operations and maintenance. This positioning allows our company to partner effectively with a wide base of equipment and component suppliers, project owners and financing sources. Our customers look to us to help them achieve competitive costs for systems, optimize energy delivered or used and to limit risks associated with relying on a single technology or supplier. We believe that our focus also positions us within the highest value-added segment of the renewable supply chain where we can distinguish ourselves through execution, branding and the development of proprietary technology in system data management and optimization.

Diversified Revenue Streams – Within our strategic focus, we benefit from being diversified across:

•	technologies, i.e. , solar / wind / biogas and energy efficiency/climate control;

•	products and suppliers of sub-systems or components such as solar modules and inverters and control systems;

•	geography, including Australia, the United States and the United Kingdom, which have robust legal systems and currencies; independent regulatory bodies; and stable policy agendas; and

•	types of revenue streams, ranging from project-related revenue, often with established customers who use our services repeatedly, to recurring revenues from data management and O&M services with contracts that typically run for multi-year periods.

Over time, and as we build scale in our business, we expect this diversification to mitigate adverse impacts of volatility in exchange rates, government policy changes, technological evolution and other risks. The breadth of our business also opens a range of opportunities for us to extend the scope of our activities to capture new revenues and build profits in the future.

Our Business Strategies

To build, over time, a high-growth and profitable business that builds on our strengths and takes advantage of opportunities in our served markets, we intend to:

Create multiple revenue streams in different jurisdictions.    We intend to continue to diversify our sources of revenue while remaining focused on the renewable energy sector.  In addition to further broadening our geographic reach, we are constantly evaluating new revenue generation opportunities in the countries and business lines in which we operate.  We believe that this will make our business more resilient and help us build scale without sacrificing operating efficiency.  Our strategy of accessing multiple complimentary markets reduces risks arising from government policy changes in a single country or related to a single segment and offers the potential to access a larger overall market.  Systems, marketing, and best practices developed in one market are tailored to other markets once they are proven.

Ensure customers access to best-in-class products and technologies. We do not have exclusive commitments to use any specific supplier of equipment or system components. This gives us the flexibility to shift suppliers as the relative costs, efficiency or effectiveness of products and components changes and to integrate components to optimize system design. Through our proprietary data management system, we have empirical perspectives on the performance of renewable generation system components and engineering that is generally unavailable to other system providers. With these insights, we are selectively nurturing strong direct relationships with leading manufacturers of best-in-class components.

Deploy a flexible business development organization. We are striving to implement standardized project design methodologies, management processes and execution objectives across geographies and lines of business in which we operate. This allows cross utilization of our business development resources and facilitates using a small executive team to efficiently and rapidly respond to evolving demand for efficient generation and climate-control systems suitable for varying regulatory and business environments.

Capture high-margin opportunities not targeted by traditional installers and developers. We have developed expertise in solar, wind, energy storage and energy efficiency that gives us unique and complimentary capabilities to provide integrated sustainable and cost-effective generation and climate control solutions for the residential, commercial and utility markets. When possible, we try to sell our systems, or the output from generation systems, directly to electricity end users. In such cases, we have the opportunity to price our installations based on savings relative to retail prices, as opposed to wholesale prices, and thereby capture the highest available margins. Over time, where market conditions and regulations permit, we are positioning ourselves to be able to offer customers the opportunity to acquire energy from renewable sources at competitive pricing thorough so-called community or imbedded networks, without the necessity of customers having to be directly involved in system installation or ongoing management.

Monetize data from our proprietary data management system. We collect voluminous data on the performance of projects, components and systems in our proprietary data management system. From this data we are able to discern trends and correlate relationships affecting system and component performance that is not generally available in the market. Subject to our commitments regarding customer data confidentiality we anticipate being able to monetize this data resource by analyzing data and selling information to risk managers, asset managers, financial intermediaries manufacturers and project owners. Although we have realized no revenue yet from this strategy and there is no assurance that we can do so, our management expects the value of our data base for renewable generation projects and the empirical information it can provide to grow in value over time.

Selectively acquire or retain project ownership interests. Through our project development and proprietary data management activities we have visibility of expected project returns in many situations. Over time we expect to be able to invest opportunistically in commissioned generating projects that we believe will have high returns on our invested capital, generate O&M revenue or foster future business development. As capital cost and availability permit, we intend to invest in such projects.

Acquire complimentary businesses. We have grown and evolved our company through acquisitions and intend to continue to do so (see “—Acquisitions” below). We recently completed the acquisition of GED and BlueNRGY LLC and are actively exploring other acquisitions and strategic partnerships that we believe would accelerate our entry into targeted markets and enhance the depth of our management team

Our Challenges

In spite of our competitive strengths and strategies to capitalize on them, we face significant challenges in executing our business plan that subject investors in our ordinary shares to a high degree of risk, notably:

With respect to our business:

Weak financial condition – We emerged from the VA process with a streamlined cost structure and no corporate indebtedness. However, we remain thinly capitalized and are currently not profitable. Some of our operating subsidiaries that were not part of the VA process require cash infusions to meet working capital needs, including paying deferred trade creditors and funding for new projects. In addition, our data management business is still in the initial stages of commercialization and requires additional investment in the software to satisfy competitive requirements and to fund trials for prospective new customers. Consequently, we may encounter demands for payment that we cannot meet and have limited access to trade credit, either of which could have adverse consequences for our business and future prospects. Our auditors have raised substantial doubts as to our ability to continue as a going concern. Nevertheless, we have raised sufficient equity and, at our subsidiaries, working capital loans to fund our operations since emergence from VA. We believe we are positioned to grow profitably during our 2016 fiscal year if we have access to sufficient additional capital to fund business development opportunities in our pipeline.

Small scale and low market-share in highly competitive businesses – Competition is intense in all of our lines of business and we do not have significant market share in any of the businesses or regions where we operate. This places us at a disadvantage to larger competitors and limits our control over margins. We must work hard to originate new business leads and we expend significant resources doing so. With respect to obtaining financing for projects or our customers, we believe we are operating at a disadvantage to larger competitors who can more easily build alliances with project financing resources and negotiate better rates. We may also be at a disadvantage with respect to purchasing components at the lowest cost, although we believe that the component markets for the systems we install are currently so competitive and commoditized that this is not a significant concern. We are seeking to overcome these disadvantages by growing the scale of our business and trying to differentiate ourselves through use of the BlueNRGY brand the innovative technology we offer and the quality of our service.

Difficult to manage international growth strategy – We are seeking to grow in multiple jurisdictions, geographically dispersed from each other and from our Australian headquarters. The renewable energy projects we are pursuing involve complex transactions and present significant financial, managerial and operational challenges, including difficulty with integrating personnel and financial and other systems, high travel expenses, the assumption of unknown liabilities and risks of operating in unfamiliar legal and regulatory environments. These difficulties are exacerbated by our small size and the limited number of seasoned executives in our management ranks and on our board. We are seeking to overcome these obstacles by employing the most capable personnel we can find and linking their compensation to our corporate performance, making efficient use of information technology, standardizing best practices across geographies, engaging specialized qualified resources when necessary to handle unique jurisdictional issues and, throughout each line of business, closely monitoring performance.

With respect to our industry:

Instability of renewable energy policies and market conditions – Changes to global political and economic conditions have negatively impacted our business in the past and are likely to do so in the future. The renewable energy sectors we serve depend, to a degree, on the availability of rebates, tax credits and other financial incentives and government policies affecting the purchase and use of energy generated from solar and wind resources, changes in which could reduce the demand for our services and impair our margins. Some changes can be anticipated, such as the reduction in the U.S. federal tax credit for renewable energy projects that is scheduled to step down from 30% to 10% at the end of 2016. But other changes can occur with little advance warning and opportunities to mitigate the consequences in any single jurisdiction may be limited. Our strategy to diversify our operations across renewable energy technologies and geographies is intended to ameliorate this risk but cannot eliminate it.

Limited availability of cost-effective project financing – Renewable energy generation and energy efficiency installations are generally capital intensive and have long useful lives ranging up to 20 years or more. The availability of financing, and in the USA, tax equity financing, is usually a key factor in determining project viability. Because renewable energy generation technology, particularly solar, is not mature, the legal and regulatory frameworks governing these installations are evolving and demands for financing have been high relative to availability. Consequently, costs vary widely depending on project-specific factors and availability of financing is not reliably predictable. Gaining access to financing for projects on acceptable terms is an important factor to our success. While financing constraints affect all renewable system developers and providers, some larger competitors have advantages in accessing financing that we are seeking to overcome by rapidly increasing our own scale of operations in key markets. If interest rates rise or other factors cause financing costs to increase, this could dampen growth in all of the markets we serve.

Description Of Our Business Segments

Solar PV- Residential and Small Commercial Solar

We are an installer of residential and commercial roof-top solar PV systems in Australia and we are intending to apply our learning from the installation of over 17,000 residential systems in Australia to capture a fraction of the fast-growing residential Solar PV market in the United States.

Since we entered the business of installing PV solar systems, this component of our business was principally focused on residential installations, typically averaging about 3kW. However, we have also completed a substantial but much smaller number of commercial installations of less than 100kW. We dramatically increased the scale of our activity in the small-scale solar segment in Australia with the 2010 acquisition of eco-Kinetics, a Queensland based installation business.  Beginning around the start of our 2012 fiscal year, the residential installation market in Australia, which represented approximately 70% of our solar revenue in our fiscal year ended June 30, 2012, experienced a dramatic industry-wide downturn resulting from reductions in government incentives and subsidies at both the state and national level. This had an immediate adverse impact on the revenues and operating results of our Australian residential solar business and on our company as a whole.

In response to the revised policy environment in Australia, we dramatically scaled back our small-scale solar operations there and made adjustments in our business model to reduce fixed costs, lower inventory requirements, limit customer acquisition expense and shift some installation activities to qualified third parties. Beginning in 2013, we began the transition of our product and marketing focus to offer solar PV systems to Australian home owners under the Westinghouse® brand and early indications were that the brand and associated marketing program would gain sufficient consumer acceptance to sustain the strategy of selling branded systems. Based on the favorable consumer reactions to the Westinghouse® brand in Australia, we launched a small test of residential sales in the USA under the Westinghouse Solar name during the first half of our 2014 fiscal year. However, as a result of the VA process, we lost our rights to use the Westinghouse® brand and in December we ceased all sales and marketing initiatives referring to Westinghouse® and we are in the process of winding up the U.S. subsidiary in which the U.S. residential trials were conducted. In April 2015, following our emergence from VA, we re-launched commercial sales under the BlueNRGY brand and are currently undertaking residential sales in Australia on an opportunistic basis while we develop plans for re-entering this market and addressing system upgrade opportunities for the large installed base of solar system owners.

As costs of solar PV systems dropped, reliance in Australia on the SRES Program and other subsidies for the sale of PV systems has declined. With the cost of solar PV approaching or having reached grid parity in most areas of Australia we and other solar installers have been successful attracting new customers without the need for significant reliance on subsidies or feed-in-tariffs. Continued increases in energy prices in the future, if they occur as our management expects, will serve to increase the attractiveness of small-scale solar installations to both residential and commercial customers. Consequently, our management’s expectation is that if we have adequate working capital availability we can rebuild our Australian small-scale installation business to a sustainable and stable contributor to our overall financial performance. If we can grow our rate of small-scale system installations to a level of approximately 10MW/year, it would represent approximately 2.5% - 5% market share for such systems based on the lower range of the ORER consultants’ forecasts of the sustainable pace of solar installations in the Australian market. Attaining this market share is consistent with our rank in August 2012, as reflected in Table 8 above in “Our Industry”, under the single reference to eco-Kinetics, as the 15 th ranking Australian installer.

Going forward, we intend to market small-scale solar systems directly to Australian purchasers through commission sales representatives, tenders (for small commercial installations) and through our website. Our experience is that direct marketing initiatives provide us with immediate feedback on customer reactions to price and product changes and will allow us to adapt to changing market requirements. It is not known how consumers will react to the BlueNRGY brand when we introduce it and an unfavorable response could constrain our ability to rebuild meaningful residential market share.

Following our emergence from VA, components for our residential and commercial solar systems, including solar panels, inverters and certain other elements, are currently being purchased on a non-exclusive basis from third-party distributors, some of which have offered us limited trade credit terms. We are actively working to expand the supply chain to include additional supply sources and direct purchasing arrangements with specific component manufacturers. Obtaining such direct supply arrangements will necessitate growing our PV solar revenues substantially. With our emergence from VA, we have abandoned past efforts to produce solar panels for our own use and for sales to others. The lease of the facility in Queensland secured for that purpose was terminated and the equipment transferred to the Administrator for liquidation.

As discussed in the profile of our industry above, growth in small-scale installations in the United States is expected to be robust over the next few years, primarily in the residential /consumer segment. We consider it essential to participate in this market and we are currently developing plans to do so utilizing an approach similar to that employed in Australia and utilizing our BlueNRGY brand. We hope to be able to accelerate our entry into the U.S. residential market through acquisition of at least one company with strong customer origination capability and to exploit what our management believes will be a developing market for so-called community solar offerings. As of the date of this Report we are not currently selling small-scale solar systems in the USA.

Solar PV- Large Commercial and Utility Scale Solar

In 2011, we established a separate division to construct large-scale solar projects, which typically have a capacity of approximately 1MW or greater. The key factor that allowed us to venture into larger scale projects was the capability in EPC gained through the acquisition of eco-Kinetics in 2010. These capabilities were further augmented with the acquisition of GED, a U.S. EPC contractor in 2014. The projects we have developed include both ground mount and large commercial rooftop solar projects in various geographic markets.

Since inception, our large-scale solar business has employed three different delivery models, depending on customer requirements, working capital availability and cost at the time project opportunities became available:

Engineering, Procurement and Construction (EPC)

Under the EPC model, the customer pays the EPC contractor on a milestone or percentage of completion basis as project construction progresses and ownership of project work-in-progress is turned over to the customer. The EPC contractor typically takes responsibility for:

–	completing the project engineering, procuring components and materials for the project and performing the construction work; and

–	paying vendors, subcontractors and its own staff for their respective contributions to the project

The timing of project progress payments is generally negotiated to allow the EPC contractor to receive funds at approximately the same time it expects to have to pay for system components, materials and sub-contractor fees related to the project. Sometimes, however, contract terms dictate that the EPC contractor must defer payment for 30 to 60 days. If the EPC contractor is effective in matching its payment obligations related to the project with cash receipts from the customer, low or limited capital resources are required by the EPC contractor to operate under this model. Consequently, many companies can qualify to bid for contracts under the EPC model, bidding is often highly competitive and our experience is that gross margins are consequently lower than those of alternative business models that we seek to utilize when circumstances permit and that are further described below. Working capital requirements can rise sharply if deferred payments terms are required in contracts and, in such cases, competition can be less intense. All of GED’s business has been and continues to be carried out under the EPC model.

Build, Own and Transfer (BOT)

Under the BOT model, which we employed in beginning in our 2013 fiscal year, we acquire the site development rights, with permits and off-take agreements in place, from small or thinly capitalized developers and we complete the projects on a turnkey basis. The BOT model requires application of our EPC capabilities and that we provide the funding to acquire the site development rights, power generation equipment, complete construction and have the project connected to the grid. It also requires us to arrange the sale of completed projects, either individually or on a bundled basis, to third-party owners who are acquiring the long-term cash flow expected from projects following their commissioning. Such sale processes can be costly and protracted. Nevertheless, if construction financing is available, the BOT model can result in higher project margins than for EPC projects, although the benefits may be partially offset by the associated financing costs. We employed this model in Italy in FY 2013 at several sites aggregating to 5MW and referred to as the Italian Projects. These projects were sold during our 2014 fiscal year. Following our emergence from VA, we do not have sufficient capital available at a cost that allows us to employ the BOT model and there are no assurances that we will be able to do so in the foreseeable future. .

Build, Own and Operate (BOO)

The BOO model has been used successfully by us for only a few projects to date. It too requires application of our EPC capabilities and the provision of financing to fund construction. However, under the BOO model, we retain ownership of the project for an extended period of time, potentially through the useful life of the project assets and realize a revenue stream from the sale of power as long as we own the project. Our applications of this model included a construction of a solar array on King Island, Australia and, on New Zealand’s Chatham Islands, construction of a small wind farm. Our current policy is to undertake BOO projects only if the project has a long term PPA backed by a credit rated utility on terms we deem favorable and we can find and incorporate financing at an acceptable cost. While our management believes that the BOO model has the potential to yield the highest margins, utilizing it requires access to significant financial resources on terms that are not currently available to us following our emergence from VA.

Within Australia, our opportunities to bid on large-scale solar PV projects have been limited and the awards few. As the cost of solar PV approaches grid parity, our management expects the larger scale commercial and utility market within the Australia region to grow. With our capabilities in the Australia and, through GED in the USA, to undertake system design, engineering and installation, we believe we are positioned to participate actively in projects in Australia as well as internationally.

As shown in the table below, we and our acquired subsidiaries have aggressively and more successfully pursued the large-scale solar projects business in the international arena, primarily through the EPC model:

Our Large-scale Solar PV installations*

Country	Capacity Installed (MW)
United States**	12.9
Italy	5.0
United Kingdom***	0.9
Germany***	1.4
Fiji	1.0
Australia***	0.5
Thailand	8.0

Notes:	* Excludes projects completed by companies we acquired prior to the dates of their acquisition
** Includes GED
***Aggregation of multiple small commercial installations

Although our large-scale solar experience is substantial, our projects generally represented less than 1% of the installations in our served markets at the time they were performed. Nevertheless, these experiences in building large-scale solar PV projects have focused us on the potential opportunity for this line of business in the United States and the United Kingdom and the highly fragmented markets facilitate our entry.

Whenever we construct a large-scale solar project we generally tender or negotiate for post-commissioning operations and maintenance, or O&M, contracts if we have a permanent presence in the country where the project is located. Such contracts, if awarded, are normally valid for multiple years and sometimes for the life of these projects, but there is no assurance that an O&M contract will be awarded to the project constructor. Our track record in winning O&M awards has been poor and we believe the acquisition of BlueNRGY LLC and the capabilities and processes they have in the O&M arena will assist us to win a higher percentage of O&M awards for projects we construct.

While our large-scale solar installations are not tied to any particular manufacturer or technology, we do work with preferred component suppliers to ensure quality products are installed and that strong warranty support from large established equipment manufacturers is available to our customers. This strategy allows us to optimize total project costs to give us an advantage in some bidding situations. Our large-scale solar projects are generally of sufficient scale to permit us buy components directly from a diverse group of manufacturers if the project owner is not negotiating component procurement arrangements directly. We believe that, as a result, our procurement costs are competitive with other large installers/developers and that we have a competitive advantage over some smaller installers who must purchase system components through distributors.

Our staff members located in the key markets we serve are constantly soliciting and responding to bid and development opportunities sourced through a network of contacts in the industry.  We do not believe that our large-scale Solar business is subject to significant seasonality in any region where we are operating.

Renewable Power Systems Data Management, Operations & Maintenance

The integration of BlueNRGY LLC with our company in conjunction with our emergence from VA gives us enhanced capabilities that our management believes will allow us to access the large and growing market for data management and services related to operating and maintaining the large global pool of distributed renewable generating assets over their multi-decade life-cycles.

Data Management. - The proprietary BlueNRGY data management technology is a powerful tool designed to provide asset owners and managers with the capability to cost-effectively collect, store and analyze performance data on their systems over time with a high degree of granularity. It enables performance monitoring at the system component level and overall, and can be applied across the full spectrum of component suppliers. Component performance can be compared over time and across portfolios of projects, system performance can be compared across portfolios of assets and design expectations, and correlations with external factors can be evaluated. We believe that system data, once accumulated, will have alternative applications in validating billing and revenue collection, to support asset valuations and for financing providers, risk managers & insurers.

BlueNRGY LLC was founded in 2012 and our data management system is in the early stages of commercialization. It is currently operating in service with a small number of clients, who are testing its capabilities and using its output to manage their renewable projects, which include a biogas plant and solar systems located at several sites in Europe, the USA, Europe and China. We have also reached an agreement in principal to connect a wind project on a trial basis, but this has not yet been activated. To meet local regulations regarding data security we have established server and storage capacity in the USA, China and Europe to serve our initial cadre of clients. These clients are working with us closely to refine the system capabilities and reporting. Initial reactions have been positive, particularly with respect to the latest version of our software released in March 2015. A few of our data management customers have signed multi-year contracts for with us for ongoing monitoring and data management services and others are expected to do so as their trial phases come to an end in June and July 2015. There can be no assurance, however, that customers testing our data management system will enter into contracts for its continued use.

During the first half of our 2016 fiscal year, which begins July 1, 2015, we expect that our system development will have progressed to the point that we can begin actively marketing our data management solution to a broad range of new customers, although there is no assurance that we can maintain this rollout schedule. Our test customers comprise a utility and several owners of portfolios of renewable generating assets. These are the types of prospective clients that, in addition to our own customers for Solar PV systems, we intend to target through direct sales in the next phase of our system roll out in the USA, European and Australian markets. In China, we have engaged a reseller on a non-exclusive basis to reach prospective customers and this group has been successful in placing our system with a few customers already and supporting its successful launch. We intend to continue and broaden our use resellers in markets where we do not have operations.

Operations & Maintenance, or O&M. - In our climate control business, further discussed below (under the heading “Energy Efficiency — Parmac Air Conditioning & Mechanical Services Pty Ltd, or Parmac”) we have, for many years, successfully offered post-installation maintenance servicing of systems. This service is offered to prospective clients whenever we install a system and we frequently win contracts to service systems installed by others. In our experience, post-installation maintenance servicing provides a steady stream of recurring revenue, often pursuant to multi-year contracts, at attractive margins. We have endeavored to offer similar services to our clients for large-scale solar systems when the systems were constructed in regions where we have operations, but we have generally not been successful in doing so in the past.

However, the proprietary BlueNRGY data management system greatly enhances our ability to provide O&M services for renewable energy projects and an opportunity to differentiate our offerings from those of others. We have found that we can use the BlueNRGY system to pinpoint maintenance requirements and to efficiently schedule work. It also provides us with clear metrics to demonstrate to our O&M customers that they are getting results from our services. Since our emergence from VA, our O&M specialists based in the USA have won one multi-year contract with a large renewable asset manager and have developed a pipeline of prospects that we expect will lead to our growth in this line of business. We are also applying the BlueNRGY tools to enhance the O&M service offerings of our operations in Australia and the UK. There can be no assurance, however, that we will be successful expanding our O&M services business in the renewables sector.

Wind

Our wind project business was substantially curtailed in January 2015, following the VA process. Prior to that, it functioned solely in Australia and the scope of activity included acting as a project developer, project manager, operator and, to a lesser extent, owner. We did not manufacture or distribute wind generation equipment. Our decision to withdraw from active pursuit of wind projects was driven largely by recent changes in Australian renewable energy policy that we believe will constrain new wind project developments in Australia for the foreseeable future.

Following our emergence from VA, we intend to confine our activities in the wind sector primarily to data management, operations and maintenance of commissioned facilities. We intend to emphasize regions where there are large concentrations of wind projects and we have established business operations and relationships, including Australia, the U.S. and Europe. However, we may opportunistically pursue smaller projects in remote locations on an opportunistic basis, particularly when they can be combined with PV solar and/or energy storage installations.

Our first wind project development was a 450kW installation on Chatham Island, completed in 2010 and referred to as the Chatham Project.  The Chatham Islands are a remote part of New Zealand in the South Pacific where previously power was generated solely by diesel generation. The Chatham Project comprises two turbines that were installed with the goal of delivering approximately one-third of the island’s total electricity power.

Our only large utility-scale wind project was the Taralga Project, a development valued at about A$290 million with capacity of 107 MW and located in the state of New South Wales, Australia. Although we never owned the Taralga Project, we did assume the primary role in the project’s development process in October 2011 through agreements with the original developer. Pursuant to those agreements we directed critical development activities until the project’s sale to Banco Santander, an equity investor with sufficient financial resources to undertake the project’s construction. Upon arranging the acquisition of the Taralga Project by Banco Santander in November 2012 and their subsequent investment in the construction phase of the project, we received reimbursement for development expenses incurred, and an initial development fee. We invested a fraction of our development fee in the ongoing project in exchange for a residual equity interest in the Taralga Project that entitled us to a pro rata share of future profits earned either from the sale or continuing operation of the wind farm in the future after payment of debt service and a preferred return to Banco Santander. Our ongoing financial interest in the Taralga Project was conveyed to WHSP in January 2015 pursuant to our Reorganization Plan. .

Energy Efficiency

Our business segment targeting energy efficiency comprises business units whose products and services reduce the amount of energy and related services consumed by end-users for a given activity. In Australia, powerful incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Australia has experienced sharp increases in electricity charges in the last five years and these are expected to continue. The country’s power cost increases have been primarily driven by investment in regulated infrastructure and the introduction of carbon pricing and other government policy mandates that are intended to promote the use of energy resources deemed to be more sustainable. The range of products and services associated with energy efficiency is broad. We have chosen to serve this market in niche areas through separate subsidiaries focused on commercial and industrial customers in Australia. Our management believes these businesses provide the following strategic advantages to our company as a whole:

•	We can provide our customers with access to a greater depth of technology and engineering resources than they would have otherwise;

•	The diversification provides additional pathways for growth in the rapidly evolving and uncertain renewable energy industry.

Parmac Air Conditioning & Mechanical Services Pty Ltd, or Parmac, is a contracting and servicing company, based in Blackburn, Victoria, Australia and primarily serving the Melbourne market for energy-efficient climate control systems (including heating, ventilation and air conditioning). As shown in the table below, the primary service provided by Parmac is: tendering of air conditioning systems and mechanical services to building owners, consulting engineers, project managers and architects:

Period	Installation / Contracting	Other Services
Fiscal year 2012	87%	13%
Fiscal year 2013	92%	8%
Fiscal year 2014	84%	16%

Other capabilities include:

•	Computer aided design, design checking facilities, project management, computerized drafting;

•	Execution of installations as a project contractor; and

•	Warranty and maintenance services to our constructed projects and maintenance and service work to other mechanical services installations.

Parmac competes in a regional market with a number of other contractors and holds approximately a 2% share of our addressable market. The principal competitors with larger market share between 5-10% (individually) are AG Coombs, AE Smith, D & E Air Conditioning, Allstaff Air Conditioning and JL Williams. Other competitors with a similar or smaller market share include: RKH Air Conditioning, PJM Air Conditioning, Quadrant Air Conditioning and Proair Air Conditioning.

Parmac is not positioned to grow significantly in our regional home market and thus revenue growth is bounded by and highly correlated to construction activity levels in and around Melbourne, Australia. Because of the favorable weather patterns in the region, the construction cycle is not seasonal in nature. Parmac’s business on major new installations is awarded primarily by competitive tender where price is a key determinate of success. Parmac often submits tenders as part of a syndicate of contractors and sources opportunities through long-standing relationships with construction general contractors. Parmac sources air conditioning system components through competitive bid processes involving multiple vendors and has no exclusive representation relationships with suppliers that constrain its procurement of the most cost-effective equipment. Service sales are generated by in-house sales personnel and from relationships with prior installation customers. In other areas of our business such as equipment and systems maintenance, Parmac seeks to distinguish itself by providing a high level of service and enjoys higher margins in these business lines than it does as a general contractor on new installations.

Since the emergence from VA, our management has determined that Parmac should serve as an implementation arm for our PV solar business in the Melbourne region. Over time the scope of this activity is expected to encompass local sales, installations and project management and post-installation servicing / maintenance.

Remote Area Power Systems (RAPS). Our RAPS business segment historically includes generating assets we own and the Larkden energy storage technology described below. Due to divestitures forced by our weak financial condition, the only remaining assets in our RAPS business segment after emergence from VA are related to the above-described Chatham (wind) Project we developed in 2010. The Chatham Project is not currently operating due to a dispute with the counterparty to the power purchase agreement, Chatham Islands Electricity Limited. Chatham Islands Electricity Limited is seeking to terminate its power purchase agreement with our subsidiary, Chatham Islands Wind Ltd (“CIWL”), and acquire the assets in accordance with contractual rights triggered by our VA. At this time it is not possible to predict how this matter will be resolved or what economic impact it will have on us.

Our interests in the solar installation on King Island and various solar installations owned by our subsidiary in the UK were eliminated with the divestiture of those assets and subsidiaries pursuant to the VA process and DOCA.

During our fiscal year 2009, we acquired Larkden Pty., Ltd, or Larkden, and the rights to use Larkden’s patents and know-how relating to energy storage technology, referred to as the Larkden Technology, but we were not successful in exploiting it. We divested Larkden and the use rights to the Larkden Technology in April 2013 to a group that we believe will be more effective than us with commercialization and we expect to receive future payments related to the sale and linked to their success. The value of these future payments is reflected on our balance sheet as of June 30, 2013 and was conveyed to WHSP under the DOCA. Our management retains a unique familiarity with remote project energy storage requirements and the Larkden Technology and has an amicable relationship with the purchasers. Based on this, we remain open to identifying opportunities to utilize the Larkden Technology, support it with our proprietary data management capabilities and, to the extent practicable, use it in connection with renewable energy projects we develop. However, we are not currently developing any projects using the Larkden Technology and there is no assurance that we will generate any revenue from the Larkden Technology in the future.

As availability of capital permits, we will consider retaining future equity positions in other renewable generation assets, if we can:

•	reasonably expect to generate a reliable and steady income stream above our cost of capital and we are able to exchange EPC profits and development fees for equity in the project on terms we deem favorable; or

•	develop, construct and own projects with acceptable returns from inception, as was originally the case with the Chatham, King Island and UK projects.

Our capability to manage such assets, should we able to acquire them, is enhanced by the demonstrated capabilities effectiveness in managing assets is In the future, we also intend to purchase already-commissioned assets from third parties if we can do so on terms we consider favorable and if capital is available to do so. To date, this has not proven feasible and there is no assurance that we will be able to make such project purchases in the future.

Capacitor Technologies Pty. Ltd., referred to as CapTech, was acquired by us in 2003 and divested in August 2013. During the period of our ownership, CapTech specialized in the engineering, design, manufacturing and installation of energy saving and electric power quality solutions including power factor correction equipment, harmonic filters, capacitors and similar products. CapTech’s revenues grew steadily during the later years of our ownership, but it lacked the proprietary technology and distribution channels to build scale outside of the local Australian market. Our management considered CapTech’s capabilities as being consistent with our goals of delivering energy efficiency solutions to customers and potentially complementary to our solar and wind power project businesses. However, financial circumstances following the end of our 2013 fiscal year compelled us to sell the business to generate cash. Notwithstanding our divestiture of CapTech, our management believes that we will have ongoing opportunities to utilize their products and technology in conjunction with our installations of renewable generation and energy-efficient climate control solutions and we have maintained amicable relations with CapTech’s management.

Seasonality

Our current business is not seasonal and neither demand for our services, nor supply of products used in connection with our business, is significantly impacted by seasonal factors.

Intellectual Property

Our intellectual property is limited to trade names and trademarks that we own. Commencing September 1, 2013 we entered into a License Agreement and Trade Name Agreement with Westinghouse Electric, collectively, referred to as the Westinghouse License. The Westinghouse License was terminated in January 2015 as a result of our VA process.

Research and Development

We did not conduct research and development through the end of our 2014 fiscal year.

OH&S and Environmental Regulations

Our operations are subject to laws and regulations of the jurisdictions in which we operate relating to the energy and construction/building industries. Occupational Health and Safety (OH&S) and Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. Because we provide services that involve construction/manufacturing hazards or may be perceived to be unfavorable to the environment, we may become subject to sanctions or claims resulting from these activities.

We strive to conduct our business activities in a safe and environmentally sustainable manner and have appropriate corporate policies and procedures in place. In Australia, we have OH&S committees in place in our operating subsidiaries to ensure regulatory compliance. While our management is not currently aware of any situation involving environmental or OH&S matters that would likely have a material adverse effect on us, it is possible that situations could arise that could cause our business to suffer. Our management does not anticipate any material expenditure to comply with OH&S or environmental regulations affecting our operations.

Insurance

Our operating subsidiaries carry property and casualty and general liability insurance to mitigate the economic consequences of an adverse event affecting our assets. Our insurance currently meets the contractual and statutory requirements of our businesses. As we enter new markets, we assess the form of insurance required and procure such insurance through brokers that our management deems appropriate.

Currently, no material insurance claims are outstanding.

4.C.      Organization Structure

The table below lists, as of May 29, 2015, our material direct and indirect subsidiaries and the jurisdictions in which they are registered:

Name	Country of Incorporation	Principal Activity	%
BlueNRGY Group Limited Ltd	Australia	Holding company	100

BlueNRGY LLC	USA	Data Management O&M	100

Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100

Westinghouse Solar Limited	United Kingdom	Solar	100

BlueNRGY Renewable Solutions Pty Ltd (f/k/a Westinghouse Solar Pty Ltd)	Australia	Solar	100

Chatham Island Wind Ltd	New Zealand	Special purpose vehicle	100

Green Earth Developers LLC	USA	Solar EPC	100

Westinghouse Solar Inc. (operations ceased)	USA	Solar Installations	100

4.D.      Property, Plants and Equipment

Our facilities, as of May 29, 2015, consist of stand-alone administrative offices and multi-purpose facilities incorporating office, warehouse and manufacturing activities for some of our businesses. Our administrative office facilities, located in various countries, are utilized by our various business units as necessary to support changing operational requirements. We believe that our administrative offices are adequate to support our current needs and all foreseeable growth and we have no current plans for expansion or improvements. All are occupied pursuant to short-term operating leases and are listed below:

Country	Address	Approximate size (sq-m)
Australia	Level 11, 32 Martin Place, Sydney, NSW 2000	250 sq-m
United Kingdom	Fountain Court 2 Victoria Square, St Albans, Herts AL13TF, London	40 sq-m
USA	110 E. Broward Blvd, 19th Floor, Fort Lauderdale, FL 33301	350 sq-m
USA	547 W. Charles St., Suite 100, Matthews, NC 28105	180 sq-m

All of our multi-purpose facilities are located in Australia and are leased. Their sizes, locations and our business units that they primarily serve are listed below as of April 30, 2015:

		Approximate Size (sq-m)		Primary Business Unit
Country	Address	Warehouse	Office	Affiliation
Australia	15 Terra Cotta Dr., Blackburn, VIC	180sq-m	290sq-m	Parmac
Australia	Unit 6, 806 Beaudesert Road, Coopers Plains QLD 4108	200sq-m	125 sq-m	Solar PV

The production and logistics activities at the above facilities generally operate on a single shift and thus have capacity available that would accommodate currently foreseeable growth. Accordingly, we have no plans for expanding or making material improvements to our production or logistics facilities or our complement of production equipment. We do not have any environmental issues or deficiencies at any of our production facilities.

As of June 30, 2014, we owned or held under leases assets in the categories shown in the following table having an aggregate value of A$3.5 million, which comprised an “at cost” total of A$6.9 million less depreciation and impairment of A$3.3 million

Amounts in A$'000
		Accumulated
Asset Category	Cost	Depreciation	Net Value
Plant & Equipment	3,967	(1,443)	2,524
Office and Leasehold	1,879	(1,234)	645
Motor Vehicles	1,018	(656)	362
Total	6,864	(3,333)	3,531

Capital Expenditures

Our capital expenditures for property, plant and equipment for the fiscal year ended June 30, 2014, 2013 and 2012 respectively were approximately A$0.5 million, A$0.3 million and A$0.6 million.

Included in the capital expenditure total for fiscal year 2014 was approximately A$0.4 million related to the construction of Solar PV projects of which ownership was retained by our UK subsidiaries. Our other capital expenditures during that year were primarily for essential upgrades to our motor vehicle fleet in Parmac and computer systems.

Our capital expenditures for fiscal year 2013 were constrained by our financial situation and included A$0.3 million on computer software and hardware that we deemed essential to improving our financial systems and controls, with the balance being distributed over the other asset categories.

Included in the capital expenditure total for fiscal year 2012 was approximately A$0.4 million related to equipment and leasehold improvements at our Queensland Solar PV assembly facility. In fiscal year 2013 we determined the facility was not economically viable and ceased the operation. These assets were divested in January 2015 pursuant to the Reorganization Plans.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements, including the accompanying notes, included in this Report. Unless otherwise specified, all dollar amounts are presented in Australian dollars and represented by the notation A$. Some of the information in the discussion and analysis set forth below and elsewhere in this Report includes forward-looking statements based on current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” and Item 3.D under the heading, “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this Report.

5.A.           Operating Results

We are an Australian corporation operating in the renewable energy and energy-efficiency sectors. Our businesses are focused on the downstream implementation, collection and analysis of performance data (sometimes referred to as data management), operation and maintenance of renewable power generation capacity and the delivery of differentiated products and services that are designed to allow electricity consumers to reduce power costs and increase efficiency of their electricity consumption. Our operations were unprofitable and we were unable to continue as a going concern without restructuring through VA in the period from November 14, 2014 through January 27, 2015 (refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement”), The scope of our activities was curtailed by the VA process,, but we continue to conduct business through multiple subsidiaries operating in the aforementioned regions. Following our emergence from VA, we have not been profitable, but we are taking active steps to grow revenue and attain profitability. Our activities are currently divided among the following lines of business:

·	Solar Photovoltaic (or PV) – ranging from small scale residential up to megawatt-scale scale installations

·	Renewable Power Systems Data Management, Operations & Maintenance

·	Energy Efficiency/Technology Solutions

Prior to the VA process through our fiscal years 2012 – 2014, we were also actively developing large-scale wind projects, but our involvement with wind generation systems is now, and is expected to continue to be, limited to providing data management and maintenance services.

In keeping with customary practice in Australia, our fiscal years end on June 30. During the fiscal years ended June 30, 2014 (fiscal year 2014); June 30, 2013 (fiscal year 2013) and June 30, 2012 (fiscal year 2012), we incurred a net comprehensive loss of A$25.4 million, A$8.4 million and A$54.7 million respectively, of which A$10.0 million, A$0.6 million and A$18.6 million for fiscal years 2014, 2013 and 2012 respectively were attributable to asset impairments and a non-recurring expenses, as further described below. However, as a result of the Reorganization Plans coupled with our initiatives to reduce costs and increase our capitalization, our management expects that we will return to profitability in the future, although there is no assurance that we will be able to do so. If we are unable to achieve our business growth strategies and objectives or to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a substantial doubt as to whether we will be able to continue as a going concern.

The breakdown of our revenues by segment is shown below for fiscal years ended June 30, 2014, 2013 and 2012:

	Fiscal Year Ended June 30,
	2014		2013		2012
Amounts in A$(000) except as noted	Revenue (A$ millions)	Revenue Percentage	Revenue (A$ millions)	Revenue Percentage	Revenue (A$ millions)	Revenue Percentage
Solar PV	2.2	15%	28.1	40%	32.3	65%

Large-scale Wind	1.3	9%	18.6	27%	0.0	0%

Energy Efficiency/Technology Solutions
Parmac	10.2	67%	17.4	25%	10.4	21%
RAPS / Technology Solutions	0.3	2%	0.3	0%	0.9	2%
CapTech (discontinued operation)	1.1	7%	5.3	8%	6.3	13%
Total	15.1	100%	69.7	100%	49.9	100%

Inter-company revenue elimination	-		(0.2)		-
Less: Revenue from discontinued operations	(1.1)		(5.3)		(6.3)
Total reported revenue	14.1		64.1		43.6

Solar PV. Our business in the solar PV segment has been dramatically affected by reductions in the cost of components, most notably solar panels, during our 2012 – 2014 fiscal years and thereafter (Refer to Item 4.A under the headings “Our Industry –The Solar PV Segment” and “Description of our business segments — Solar PV Residential and Commercial Solar”) . The cost reductions were largely passed through to customers by PV solar developers and installers throughout the industry with the result that we needed to continually increase the amount of capacity installed to maintain stable revenues and contributions to profits. When development or installation unit volumes declined due to other factors, as they did in our small-scale solar business between fiscal years 2012 and 2014 the impact on revenue and profitability was amplified as further discussed below.

Small-scale. Our residential solar business is concentrated in Australia and is focused on retail or small-business customers who are typically installing solar PV generating capacity on their rooftops to offset the costs of their own electricity purchases. The market for small-scale systems is fragmented, highly competitive and commoditized. Consequently, installers, such as our company, are compelled to sell systems at market prices, which can be volatile as a result of short-term fluctuations in supply and demand. Individual transactions are relatively small, averaging less than A$8,000 during fiscal 2014 fiscal year and the market demands rapid fulfillment of orders, with installation times typically being between 20 and 30 days from order date. Most customer purchases are paid for at or prior to installation in the form of a combination of small-scale technology certificates, or STCs, issued under the Small-scale Renewable Energy Scheme, or SRES, and cash.

For a period prior to the 2012 fiscal year, the residential market in Australia was strongly stimulated by unsustainable national and state government policies and subsidies in the form of renewable energy certificates and high feed-in tariffs payable by utilities. Collectively, these initiatives resulted in a dramatic spike in demand that propelled the small-scale solar industry in Australia. During our fiscal years ended June 30, 2012 and 2013, government policies were broadly adjusted throughout Australia, moderating growth in overall installation rates, stabilizing the market and, substantially eliminating the seasonal dynamics and significance of swings in STC prices. The percentage of payment that we received in the form of cash increased from less than 55% in the 2011 fiscal year to approximately 72% in fiscal year 2013, dropped slightly to approximately 70% for the year ended June 30, 2014 and, we estimate, it will be at about the same level in the current fiscal year and will remain at that level because of comparative stability in policies affecting SRECs.

During fiscal years 2012 and 2013 and 2014 we experienced cash constraints that limited inventory availability to levels that were inadequate to satisfy order flow and limited our ability to sustain advertising at levels required to maintain historical installation bookings. This led to a significant decline in our unit volume of small-scale installations and, due to the prevailing trend of falling system prices, a disproportionate reduction in our revenues. The reduced gross margin contribution from lower revenues pushed our small-scale solar business into a loss position during fiscal year 2012 that necessitated changes to make costs more variable. These changes reduced break-even activity levels for this business consistent with our active small-scale solar orders during our 2013 fiscal year but still left us with a cost structure that was too great in light of the continued decline in our solar PV revenues in our 2014 fiscal year and thereafter. Consequently, we further reduced fixed costs in our solar PV units during the VA to a level that we believe will allow our Solar PV line of business to contribute to profits at an annual revenue level above $3 million. Future success in achieving profitability in the small-scale solar PV segment will depend heavily on sustaining transaction flow to exceed the break-even level Since emerging from VA we have focused our sales and marketing efforts in Australia and the UK on commercial installations sized above 10kW, a segment of the market that we believe to be less commoditized and less saturated than the residential segment and which is considered to be a growth area in the Australian PV market. With the limited trade credit available to us following our emergence from VA, The working capital required to grow this business from current levels cannot be internally funded by us. Supply agreements negotiated with wholesale distributors of PV components since our emergence from VA are now allowing us to operate without holding significant levels of inventory and the short operating cycle of our small-scale solar PV business is expected to require us to maintain a net working capital level for this business unit of only about one times monthly revenue in the near term. .

In April 2013, we began selling, under license, small-scale solar systems using the Westinghouse® brand. Our rights to use this brand were terminated in January 2015 and we are in the process of relaunching our small-scale solar PV marketing under the BlueNRGY brand.

Large-scale. Our large-scale solar business is a project-based business focused on installations of solar PV generating capacity that generally range in size from approximately 500KW to 8MW. We have constructed such large-scale, or megawatt-scale, solar projects in geographically diverse locations, usually outside of Australia, although management is exploring opportunities to increase the level of activity in Australia as component costs have declined and system costs are now at or approaching grid parity in most states. The intense nature of the competition in this business line has caused the number and installation rate of large-scale projects awarded to us to be irregular. Consequently, we evolved our cost structure for this segment to be scalable, both up and down. Other than a core team of about key staff members who handle project engineering and project sourcing, including, after June 30, 2014, the GED personnel based in the United States, we rely heavily on outsourcing and sub-contractors working in markets where projects are constructed.

Until the end of our 2012 fiscal year, we undertook such large-scale solar projects exclusively as an EPC contractor working for customer owners. In this role the company was and remains subject to competitive bidding processes, with the number of projects awarded being small and the timing uncertain. With a few exceptions, project fulfillment cycles have been short, typically less than 3 months, and we are paid on a progress-payment basis or at sale of a completed project. In general, the timing of payments to suppliers has been closely linked to progress payments, where applicable, thereby limiting the net working capital requirements the company needs to support these projects. In cases where we construct projects and on-sell the project at completion, construction financing is sourced to meet working capital requirements. Because of the short execution cycle, we have not historically tracked backlog for our large-scale solar business but it is our intention to begin to do so as new projects are awarded. Since the start of our 2014 fiscal year through the date of this filing, we have had no large scale solar PV installations under contract, although we are in the bid process on several installations in the United States through our GED unit. Because of uncertainties in the contract bidding process, there can be no assurance about when we will win a new contract. The ability of our subsidiaries involved with the installation of large-scale solar PV projects to bid effectively was impaired during the VA process and this may create ongoing challenges to winning bids in the near future.

In the latter half of fiscal year 2012, we initiated direct development of large-scale solar projects with the intent of reselling them to third-party owners. The first 5MW, referred to as the Italian Projects, was constructed in Italy and completed in June 2012. These projects were sold in December 2012 (during our 2103 fiscal year) for A$15.1 million, A$1.1 million above the site acquisition and construction costs (but excluding finance costs). During our 2012 and 2013 fiscal years we expended funds to establish and maintain a four-person organization in Europe intended to allow us to transact future projects Following our emergence from VA, this team, based in the UK, has been reduced to two people and they are also undertaking small-scale projects.

Renewable Power Systems Data Management, Operations & Maintenance. We entered the business of data management and the provision of O&M services for renewable generation assets in January 2015 with our acquisition of BlueNRGY LLC. For our fiscal years 2012 – 2014 we were not in this business. Our data management business in in the early stages of commercialization and requires development investment in excess of revenues. It is therefore not contributing to corporate profits and is not expected to do so for at least the remainder of this calendar year. There can be no assurances about when, if ever, the data management business will become profitable. Our O&M business does contribute to profits, but the revenues in this line of business are not yet material to our overall operations. There can be no assurance as to when or whether this line of business will be large enough to be material to our financial performance.

Energy Efficiency/Technology Solutions/RAPS. The business activities encompassed in our Energy Efficiency and Remote Area Power businesses, i.e. Parmac, RAPS and, until its divestiture in August 2013, CapTech, were collectively unprofitable in fiscal years 2012, 2013 and 2014 as described below in the year-to-year and period-to-period comparisons of operating results. As a result of management changes and focused attention to financial performance, our management expects that the ongoing businesses of Parmac will contribute to profits in the current fiscal year and beyond, although there is no assurance that this will be the case.

Parmac. Our Parmac business unit typically receives deposits or progress payments for its work on new projects and bills for service work monthly as incurred, so it has an average net working capital requirement of about 15% of revenues. We also have a low fixed cost structure typical of construction general contractors and have achieved average pre-tax operating margins in the range of 7% - 8% in some fiscal years prior to fiscal year 2012. We believe this level of profitability is sufficient to sustain available growth opportunities from operating cash flow. However, Parmac experienced adverse performance on several contracts entered into in the latter half of fiscal year 2013 that resulted in a loss in the 2013 and 2014 fiscal years as those contracts were completed. These losses are believed by our management to be contract-specific and are not necessarily indicative of the Parmac’s expected future performance. Since June 30, 2014 Parmac has been operating at level that provides a small but positive contribution to our overall profitability.

Parmac’s business depends heavily on the level of activity for commercial and industrial development in the region around Melbourne. The pace of general construction is cyclical in this market and is related to factors such as the general economic conditions in Australia, the strength of the commodities markets that underpin large segments of the Australian economy, demographic and other trends affecting growth in the state of Victoria and the bidding success of construction general contractors with which Parmac is aligned. The overall market is small enough that the flow of bidding opportunities can be irregular and work load from awarded projects can be volatile. Low utilization of project personnel and staff can lead to future losses, notwithstanding improved performance on individual contracts.

RAPS. During our 2012 – 2014 fiscal years, the RAPS division undertook projects and activities for the generation or storage of power to off-grid (typically remote) customers. Revenue from the King Island project averaged A$26,000 per annum since the beginning of fiscal year 2010 until it was divested in our VA. From fiscal year 2010 to date, we have either disposed of all other assets in the RAPS unit or have taken 100% valuation allowances for assets that we still legally own except the Chatham Island Project. The Chatham Island project, which was completed in 2010 and is 100% owned by us as a power generating asset. Chatham Islands revenue has averaged A$305,000 per annum since it was commissioned in July 2010, but there is currently a dispute regarding the status of the Chatham Island contract arising out of our VA, so no revenue has been received or recognized from this project since November 2014. At present we are unable to project the outcome of this dispute or whether we will realize any value from the Chatham Island Project Assets that are recorded in our financial statements without provision for impairment.

In fiscal year 2012, we recognized a A$0.5 million license fee related to the Larkden Technology, however, this was not paid because we and the licensee were in a legal dispute surrounding ownership of certain improvements made to the Larkden Technology. We have subsequently recorded a 100% valuation allowance for the revenue recorded during fiscal year 2012. We successfully defended the legal challenge and, despite being awarded certain costs, our company still incurred approximately A$700,000 of legal costs that were not recovered and were expensed in 2012. Having concluded that we lacked the financial resources to fully exploit the Larkden Technology, we sold the license together with our Larkden subsidiary in April 2013 and recognized a loss of A$0.6 million based on the total consideration of A$2.75 million. Most of the consideration for the sale the Larkden Technology is payable by the acquirer in future periods and, while A$1.0 million of this has been received since June 30, 2014 and our management believes that the specified amount will be paid in full, there can be no assurances that we will receive the full A$2.75 million. Our rights to the unpaid consideration were assigned to a third party under the Reorganization plans. See Notes 3(a)(vii), 6(b) and 16(b) in our audited financial statements included elsewhere in this Report for further details related to this matter.

CapTech. As described in “Our Business—Corporate History—Recent Divestitures,” we divested CapTech in August 2013 and it will therefore not factor in our future financial performance.

Large-scale wind. During our 2012 – 2014 fiscal years we were active in the sourcing of opportunities for the development of large-scale wind projects in Australia and the associated costs were reflected in our expenses. Our active pursuit of new large-scale wind opportunities was curtailed in the VA process and we are no longer incurring expenses related to this line of business and we do not expect to realize additional revenues from this segment of our business related to our prior activities. When were active in the Large-scale wind development arena, typically incurred costs on early-stage development of projects with a view to sourcing the equity and/or debt funding required to take it through to construction and operation. Such expenses were undertaken with no assurance of being able to realize a recover of the development expense. The Taralga Project is an example of a project for which equity funding to complete construction was secured and we were able to recover our costs and profit from the activity.

We incurred early development expenditures in relation to the 107MW Taralga Project during fiscal year 2012. In October 2012, prior to commencement of project construction, we entered into an agreement with Banco Santander pursuant to which Banco Santander acquired a majority interest in the Taralga Project from the original owner and all of our development rights. As part of this transaction with Banco Santander, we were reimbursed for all early development costs we had incurred and also earned a development fee, specified in the contract that entitled us to a cash payment and allowed us to reinvest the balance for a continuing minority interest in the Taralga Project. The reimbursement and cash portion of the development fee we received was approximately A$7.2 million. The balance of the development fee, which had a recorded value of A$10.8 million, was earned in October 2012. We reinvested this fee as equity into the Taralga Project and as a result retained a residual equity ownership of the completed project. During the 2014 financial year, the timeline for the completion of the Taralga project was delayed as a result of design changes and the subsequent requirement to amend Development Approvals. The impact of these delays, coupled with cost overruns has negatively impacted the value of our residual equity interest in the project, and our holding has been fully impaired at June 30, 2014, resulting in an impairment charge being recognized in the Statement of Comprehensive income of A$10.8 million. We also entered into a separate project management agreement for the Taralga Project, but this was terminated in the VA process and we will not realize any management fee revenue in our 2106 fiscal year or beyond.

Other Factors Materially Affecting Our Businesses and Results of Operations

Although the trajectory and dynamics of each of our lines of business vary substantially from segment to segment as described above, our management believes that a few external forces have a major influence on all of our business segments other than Parmac.

•	The cost competitiveness of renewable versus conventional power generation is improving and parity has been or is expected to be reached in most targeted markets within the next two to three years, favorably affecting growth prospects for our solar PV businesses.

This situation is due to a confluence of factors:

•	Average energy costs have been and are widely projected to continue to rise in most markets over time due to increasing global demand and limited availability of reliable low-cost supplies.

•	Capital costs are at historical lows in many markets we serve (especially senior debt for infrastructure projects).

•	The costs of renewable power systems and PV solar systems in particular have been declining as a result of scale efficiencies in manufacturing, some overcapacity for the production of certain components such as PV cells and continuing technological innovations.

Consequently, our management anticipates that the trend of increasing demand for renewable energy developments, both large and small-scale, will continue for several years, stimulating strong growth and profit opportunities for downstream industry participants such as our company.

•	Government policies and mandates favoring energy efficiency and the use of renewable energy are further adding to demand for renewable energy capacity in both developed and emerging markets.

Many government policies in place including those applicable to the largest markets, such as Europe and the United States, call for increasing levels of renewable energy usage over time and impose mandates or incentives for purchases of renewable power even though such power may cost more than conventionally generated power. This pressure tends to add to the pace of renewable power adoption in specific countries, states and municipalities where the mandates apply.

The complexity and inconsistency of the regulatory and legislative frameworks can create localized barriers to entry in some markets, which we anticipate will be favorable in limiting competition where we have already established operations.

•	Pressure on government budgets and liquidity constraints are expected to serve as a partial offset to otherwise favorable growth trends for the renewable energy sector and will lead to volatility in some countries and regional markets.

As individual governments experience fiscal constraints that make direct subsidies impractical or are forced to adjust mandates because their constituents demand limits on premium payments for renewable energy, some of the demand for new renewable energy capacity will abate. This impact will fall unevenly across countries and regions as corrections are made to compensate for policies that were not sustainable or sound when implemented. Our management expects the effect of this trend will most greatly affect our large-scale solar business, which operates internationally and is already seeing supply-demand imbalances corrected in served markets such as Italy.

•	The broad acceptance and implementation of renewable energy generation capacity globally has attracted new entrants in most markets and increased competitive pressures.

To date growth in competition has had the greatest adverse effect on capital-intensive equipment and component manufacturers with high fixed costs, e.g., manufacturers of PV solar panels and wind turbines, both of which are experiencing reduced profitability and consolidation. We expect that the impact on downstream participants will be muted because of market fragmentation and robust prospects for near-term growth. However, we expect to nevertheless be required to continuously improve service levels and efficiency and apply new technologies to create barriers to new entrants, attain profitability and grow market share across all of our energy-related business segments.

In addition, access to incremental capital is essential to the successful pursuit of our business strategies (see “—Liquidity and Capital Resources”).

•	Without the necessary additional working capital, which we estimate to be at least A$1.0 million and as much as $3.0 million if we are successful in securing larger megawatt-scale contract awards , our solar PV businesses cannot grow to management’s targeted revenue run-rate in 2015 and beyond.

•	Development of our data management business in the near term can only be funded from new capital infusions to our company.

•	The net working capital deficit and deferred creditor balances in some of our operating subsidiaries can only be relieved with an infusion of new debt or equity capital, or an exchange of indebtedness for equity or a compromise of creditor claims.

•	We cannot complete and integrate beneficial acquisitions, without supplementary liquidity.

•	Acquisitions (completed, abandoned and pending)

We have developed our current business in part through several strategic acquisitions and we expect to pursue additional acquisitions in the future. Summary descriptions of the material acquisitions we completed or pursued during fiscal year 2010 through fiscal year 2013 are as follows:

BlueNRGY LLC

On 27 January 2015 we acquired 100% of the equity interests of BlueNRGY LLC, a U.S. company specializing in managing data related to geographically distributed energy generation systems and providing related operations and maintenance, or O&M, services. At the time of its acquisition, BlueNRGY LLC was serving customers in Europe and Asia. Subsequently we have expanded the scope of its operations to include customers with U.S. and Australian generating assets. Consideration paid to the BlueNRGY LLC shareholders and shares issued to key executives and Directors of the Group as part of the transaction comprised in aggregate 150,162,640 of our ordinary shares. Based on the issuance of our ordinary shares to investors in a contemporaneous private placement at US$0.03785 per share, the value of our shares issued to the BlueNRGY LLC shareholders was US$5.7 million.

Green Earth Developers LLC (GED)

On 1 July 2014 we acquired Green Earth Developers LLC, a solar and electrical EPC contractor in the Southeastern U.S. that has bolstered our ability to capitalize on commercial project opportunities in this market. The target company has a track record of successfully completing projects of 1MW – 5MW in size. The purchase price was USD$1,500,000 cash, $500,000 of which was deferred, plus 500,000 restricted shares in BlueNRGY valued at US$1.675 million at the time of the transaction. Of the deferred cash component of the purchase price, $100,000 was paid in cash and the remainder was exchanged for our ordinary shares at an exchange price of US$0.03785 per share following the effectiveness of the Reorganization Plans in January 2015.

eco-Kinetics entities

In January 2010, we acquired eco-Kinetics Group Pty Ltd, eco-Kinetics Pty Ltd and their consolidated entities for A$6.0 million plus a contingent consideration of up to A$11.4 million. The management team and facilities acquired provided a strong platform on which we could build our solar division. At the time of the acquisition, eco-Kinetics operated a solar residential PV installation business across a number of states in Australia and had also completed some larger scale solar PV installations internationally. The acquisition of eco-Kinetics and subsequent expansion utilizing our then-available working capital was a primary driver of our rapid growth during the last half of fiscal year 2010 and fiscal year 2011. Some members of the eco-Kinetics staff and management team continue to be employed by us and remain a cornerstone of our solar business, but all of the eco-Kinetics companies acquired in 2010 were liquidated or divested in the VA process. .

Neighborhood Energy Ltd.

During the fiscal year ended June 30, 2012, we entered into an acquisition agreement for Neighborhood Energy Pty Ltd, an electricity retailer with a customer base that was expected to be complementary to our renewable energy businesses. The transaction agreement obligated us to pay a termination payment of A$2.475 million if the transaction was not consummated. We did not consummate the acquisition due to a lack of suitable funding. We recognized an A$2.475 million non-recurring expense in connection with this failed acquisition. There can be no assurance that we will be able to avoid deal costs in the future for transactions that are not consummated.

Westinghouse Solar, Inc.

In December 2011, we made an investment in the common stock of the company then known as Westinghouse Solar, Inc. (now renamed Andalay Solar, Inc.) in anticipation of subsequently negotiating the acquisition of 100% of its equity. Until its termination in July 2013, we were party to a merger agreement with Westinghouse Solar. We have taken a 100% valuation allowance for all capitalized expenses related to the transaction and our investment in Andalay Solar common stock has been adjusted to realizable market value.

Results of Operations

Fiscal Year Ended June 30, 2014 Compared to Fiscal Year Ended June 30, 2013 —Consolidated Results

	Year Ended June 30,
Amounts in A$(000) except as noted	2014	2013
		(Restated)

Revenues from continuing operations	14,065	64,130
Operating Expenses
Cost of raw materials, consumables and contractors	(5,727)	(39,201)
Employee benefit expenses	(10,557)	(14,786)
Compliance & consultants	(4,793)	(4,519)
Advertising and marketing	(2,468)	(1,010)
Travel costs	(872)	(931)
Occupancy expenses	(915)	(1,258)
Provision for impairment of receivables and bad debts written off	(75)	(334)
Other expenses	(3,255)	(3,207)
Depreciation and amortization expenses	(632)	(808)
Sub-total - operating costs	(29,294)	(66,054)
Other income	3,793	4,241
Finance costs	(5,061)	(11,122)
Impairments	(10,019)	(578)
(Loss) / Profit before income tax	(26,516)	(9,383)
Income tax (expense) / benefit	-	65
Net (Loss)/profit from continuing operations	(26,516)	(9,318)
Net profit / (loss) from discontinued operations	1,086	911
Net (Loss) / Profit for the period	(25,430)	(8,407)

Other comprehensive income	(868)	834

Total comprehensive loss	(26,298)	(7,574)

Operating revenue

Total operating revenues from continuing operations decreased from A$64.1 million for the year ended June 30, 2013 to A$14.1 million for the year ended June 30, 2014. The revenues for the year ended June 30, 2013 included A$17.8 million of revenue related to the Taralga Project and A$18.8 million from the sale of a combined 6.4MW of large scale solar projects in Italy and New Jersey, USA. No large scale solar projects or wind farm developments were sold in the year ended June 30, 2014.

	Revenue for Year Ended June 30,
Amounts in A$(000) except as noted	2014	2013
		(Restated)
Solar PV	2,240	28,107

Large-scale Wind	1,308	18,557
Energy Efficiency/Technology Solutions
CapTech (discontinued operation)	1,076	5,327
Parmac	10,188	17,363
RAPS / Technology Solutions	329	323

Total	15,141	69,677

Inter-company revenue elimination	-	(220)
Less: Revenue from discontinued operations	(1,076)	(5,327)

Total reported revenue	14,065	64,130

Solar PV revenue declined by 92% from A$28.1 million for the year ended June 30, 2012 to A$2.2 million for the year ended June 30, 2014, due to the absence of any large scale solar projects in our 2014 fiscal year a reduction in our level of residential installations due to our continued lack of working capital and inability to sustain sales and marketing expenditures to generate new customers and revenues. The majority of the solar PV revenue for the year ended June 30, 2013 was derived from the sale of a 5MW solar farm in Italy for A$15.7 million and A$3.4 million of revenue in relation to an EPC contract for a solar project in New Jersey.

In the year ended June 30, 2014 we sold two commercial solar projects in the United Kingdom for a combined A$0.3 million.

Revenue from our Large-scale Wind segment recognized during our fiscal year 2013 was the result of the sale of the Taralga Project, which had been under development by us beginning in the prior fiscal year. Further details about the Taralga Project and the sale are included above under the heading “—Large-scale Wind.” In our fiscal year 2014, we earned $1.3 million from the provision of project management services to the Taralga project.

Parmac recorded a decrease in revenue of A$7.2 million from A$17.4 million for the year ended June 30, 2013 to A$10.2 million for the year ended June 30, 2014, which was largely the result of a change in our focus from larger greenfield developments to smaller retro-fitting and service opportunities, which are considered more in line with the Parmac team’s capabilities to manage profitably. RAPS revenue remained consistent at A$0.3 million between the two periods reflecting the stable nature of the revenue generated from the Chatham Island wind and King Island solar projects.

Discontinued operations (CapTech) revenue dropped as it was no longer included in our reported revenue following its disposal in August 2013.

Operating costs

For the year ended June 30, 2014 and 2013, respectively, total operating costs including the cost of raw materials, consumables and contractors are presented in the table below for our various business segments:

	Year Ended June 30,
Amounts in A$(000) except as noted	2014	2013
		(Restated)

Solar PV	6,786	38,096
Large-scale Wind	601	4,809
Energy Efficiency/Technology Solutions
Parmac	11,025	18,699
RAPS / Technology Solutions	319	549
Corporate	10,567	4,110
Inter-company cost of goods sold elimination	(4)	(210)

Total reported operating costs	29,294	66,053

The 82% reduction in solar PV operating costs from A$38.1 million for the year ended June 30, 20132 to A$6.8 million for the year ended June 30, 2014 is lower than the reduction we recognized in revenues for this division over the same period, reflecting the fixed element of some of the operating costs in this division.

Large-scale wind operating costs decreased by A$4.2 million to A$0.6 million for fiscal year 2014 as compared with A$4.8 million for fiscal year 2014 due to our expensing of capitalized early stage development costs upon sale of the Taralga Project in fiscal year 2013, which was not repeated in the year to June 30, 2014.

Parmac operating costs were A$11.0 million for the year ended June 30, 2014 as compared to A$18.7 million for the year ended June 30, 2013. The changes in operating costs for Parmac were closely linked to direct costs of delivery, which fluctuate in line with changes in revenue and the mix of products and services delivered. RAPS operating costs of A$0.3 million for the year ended June 30, 2014 were largely comprised of depreciation related to the Chatham Island and King Island assets and are fixed in nature. In the year ended 30 June 2013 the RAPS division also included $0.2m of amortization on the Larkden patents prior to their sale.

Changes in the categories of operating expenditure are discussed in more detail below.

The cost of raw materials, consumables and contractors used decreased from A$39.2 million for the year ended June 30, 2013 to A$5.7 million for the year ended June 30, 2014 as a result of the reduction in revenue levels between the two periods. The percentage decrease in this category of expense for the fiscal year ended June 30, 2014 as compared with the year ended June 30, 2014 was 85%, which correlates closely with the decrease in revenue of 78%.

Employee benefit expense has been reduced by 29% from A$14.8 million for the year ended June 30, 2013 to A$10.6 million for the year ended June 30, 2014 through headcount reductions primarily in the solar PV division. A significant proportion of employee costs relate to corporate and executive management; these were maintained at the levels considered necessary to implement the diversification strategies we are pursuing. The wind division was heavily supported by the senior corporate executive team to manage the construction progress of the Taralga Project.

Total compliance and consultant’s expense increased from A$4.5 million for the year ended June 30, 2013 to A$4.8 million for the year ended June 30, 2014. The most significant contributor to costs in this area were professional fees in relation to capital raising activities and preparation for registration of our securities in the United States and costs for two senior executives employed under consultants agreements.

Advertising and marketing expense increased to A$2.5 in the year ended June 30, 2014 from $1.0 million in the prior year. These costs were largely attributable to the rebranding of the Solar PV division to Westinghouse Solar and sponsorship of a professional sports team in Australia.

Travel costs were consistent at around A$0.9 million for both fiscal years. This level of expenditure was incurred largely to allow senior operational executives to travel to the United Kingdom and United States of America to oversee our businesses there.

Occupancy expenses decreased by A$0.4 million from A$1.3 million for the year ended June 30, 2013 to A$0.9 million for the year ended June 30, 2014 as a result of the consolidation of office and warehouse facilities in the solar PV division to reduce costs in light of decreased sales activity.

Our provision for impairment of receivables and bad debts expense was A$0.1 million for the year ended June 30, 2014 compared to an expense of $0.3 million for the same period in 2013. This resulted from a lower debtors balance against which customary provisions were applied.

Total depreciation and amortization expense reduced from A$0.8 million for the year ended June 30, 2013 to A$0.6 million for the year ended June 30, 2014 as a result of the cessation of amortization of the Larkden technology patents following their disposal in April 2013.

Other Income

We recognized A$3.8 million of other income in the year ended June 30, 2014 as compared to A$4.2 million for the year ended June 30, 2013. The other income in the year ended June 30, 2014 was attributable to a gain of A$3.0 million from the forgiveness of debt from certain creditors and the re-measurement of contingent consideration payable in relation to the acquisition of eco-Kinetics in 2010 of $0.6 million. The other income in the year ended June 30, 2013 was primarily attributable to a gain of A$2.6 million on the revaluation of financial liabilities, being derivatives embedded in the secured convertible notes we issued in May 2012 and gains on STCs and a recovery of bad debt previously written off.

Finance Costs

We reported finance costs of A$5.1 million and A$11.1 million for the years ended June 30, 2014 and 2013, respectively. Finance costs comprise interest expenses, debt restructuring fees, share option expenses directly related to financing activities and foreign exchange differences on loan balances. The $6.0 million decrease was made up of a A$1.5 million in interest expense for the year ended June 30, 2013 on the construction finance facility utilized to fund the construction of the Italian solar project, which was repaid in December 2012, A$1.2 million of foreign exchange losses on foreign currency denominated debt and A$3.3 million of penalties incurred (classified in interest expense) and extinguishment costs relating to the defaults on and subsequent restructure of our then-outstanding Series 1 convertible notes.

Impairments

The impairment loss of A$10.0 million for the year ended June 30, 2014, was due to a decline in the value of our investment in the Taralga wind farm project to $ Nil as a result of construction delays and cost overruns during the year. The impairment loss in the 2013 fiscal year of A$0.6 million was due to a decrease in the market value of our investment in common shares of Andalay Solar.

Income taxes

No income tax expense was recorded for the year ended June 30, 2014. An income tax benefit of $0.1 million was recognized in the year ended June 30, 2013 from the reversal of a prior year deferred tax liability.

Fiscal Year Ended June 30, 2013 Compared to Fiscal Year Ended June 30, 2012 —Consolidated Results

	Year Ended June 30,
Amounts in A$(000) except as noted	2013	2012
	(Restated)	(Restated)

Revenues from continuing operations	64,130	43,577
Operating Expenses
Cost of raw materials, consumables and contractors	(39,201)	(42,802)
Employee benefit expenses	(14,786)	(15,416)
Compliance & consultants	(4,519)	(8,864)
Advertising and marketing	(1,010)	(2,265)
Travel costs	(931)	(1,517)
Occupancy expenses	(1,258)	(1,246)
Provision for impairment of receivables and bad debts written off	(334)	(1,345)
Other expenses	(3,207)	(3,214)
Share of net loss of associates	-	(108)
Depreciation and amortization expenses	(808)	(855)
Sub-total - operating costs	(66,054)	(77,632)
Other income	4,241	4,563
Finance costs	(11,122)	(2,326)
Break fee from terminated acquisition	-	(2,475)
Impairments	(578)	(16,148)
(Loss) / Profit before income tax	(9,383)	(50,441)
Income tax (expense) / benefit	65	(2,464)
Net (Loss)/profit from continuing operations	(9,318)	(52,905)
Net profit / (loss) from discontinued operations	911	(1,837)
Net (Loss) / Profit for the period	(8,407)	(54,742)

Other comprehensive income	834	-

Total comprehensive loss	(7,574)	(54,742)

Operating revenue

Our total operating revenues from continuing operations increased from A$43.6 million in the year ended June 30, 2012 to A$64.1 million in the year ended June 30, 2013. This net change was attributable to increases in revenue in our Large-scale wind segments and in Parmac, offset by revenue declines in solar PV, as shown in the table below:

	Revenue for Year Ended June 30,
Amounts in A$(000) except as noted	2013	2012
	(Restated)	(Restated)
Solar PV	28,107	32,438

Large-scale Wind	18,557	-

Energy Efficiency/Technology Solutions
CapTech (discontinued operation)	5,327	6,326
Parmac	17,363	10,372
RAPS / Technology Solutions	323	767

Total	69,677	49,903

Inter-company revenue elimination	(220)	-
Less: Revenue from discontinued operations	(5,327)	(6,326)

Total reported revenue	64,130	43,577

Solar PV revenue declined by 13% from A$32.4 million for the year ended June 30, 2012 to A$28.1 million for the year ended June 30, 2013 due to a 68% reduction in the number of small scale residential installations from 3,800 to 1,200, coupled with an average 17% reduction in price per installation. The reduction in the number of systems we installed in fiscal year 2013, as compared with fiscal year 2012, was attributable primarily to our inability to provide sufficient working capital to this business unit to sustain a higher level of activity. The reduction in average revenue achieved per installation was driven by falling costs of solar PV panels and inverters and lower STC prices in the market.

The decrease in the residential solar revenue in 2013 was offset by A$19.8 million of large-scale solar PV revenue of for the year ended June 30, 2013 which was derived the sale of a 5MW solar farm in Italy for A$15.1 million in December 2012, with the remainder being attributable primarily to recognition of A$3.4 million of revenue related to an EPC contract for a solar project in New Jersey that was commenced during fiscal year 2013 and substantially completed prior to June 30, 2013.

Revenue recognized in our Large-scale Wind segment during our fiscal year 2013 was the result of the sale of the Taralga Project, which had been under development by us beginning in the prior fiscal year. Further details about the Taralga Project and the sale are included above under the heading “—Large-scale Wind.” No wind project sales occurred during our fiscal year ended June 30, 2012 and so related revenue was nil.

In our Energy Efficiency businesses, Parmac recorded an increase in revenue of A$7.0 million from A$10.4 million for the year ended June 30, 2012 to A$17.4 million for the year ended June 30, 2013, which was attributable to the recovery of commercial construction activity across the Melbourne market due to improved economic conditions and the award of several large contracts. The revenue increase at Parmac during fiscal year 2013 was partially offset by reduced revenue in our RAPS business of A$0.3 million when compared with sales in the prior fiscal year. The decline in RAPS revenue reflected a license fee relating to the Larkden technology recognized in 2012, which was not repeated in the 2013 financial year. RAPS includes our Chatham Island wind generation installation, the revenue from which, was substantially unchanged in fiscal years 2013 from that of fiscal year 2012.

The decline in CapTech sales (a discontinued operation sold in August 2013) was related to an increased focus on equipment re-seller activities, which is a lower revenue, higher margin activity than the project activities, which had been the focus in prior years.

Operating costs

Total operating costs including the cost of raw materials, consumables and contractors for business segments are presented in the table below for each of our business segments:

	Year Ended June 30,
Amounts in A$(000) except as noted	2013	2012
	(Restated)	(Restated)

Solar PV	38,096	52,477
Large-scale Wind	4,809	7
Energy Efficiency/Technology Solutions
CapTech (discontinued operation)	4,416	8,163
Parmac	18,699	10,952
RAPS / Technology Solutions	549	944
Corporate	4,110	13,252

Total	70,679	85,795

Inter-company cost of goods sold elimination	(210)	-
Less: Discontinued operations	(4,416)	(8,163)

Total reported operating costs	66,053	77,632

The reduction in solar PV operating costs from A$52.5 million for the year ended June 30, 2012 to A$38.1 million for the year ended June 30, 2013 is predominantly reflective of the reduction in installations by that division in fiscal year 2013 as compared with the prior fiscal year as well as lower levels of write-downs on obsolete component inventory and STCs and losses on large projects. Overall, our operating costs fell at a slightly greater rate than revenue for fiscal year 2013 as compared with fiscal year 2012 (a reduction of 27% as compared with a revenue reduction of 13%) due to declines in unit costs of solar PV materials and differences in labor and other factor costs among the geographic regions where large-scale projects were developed in each year.

Large-scale wind operating costs increased by A$4.8 million for fiscal year 2013 from almost nil for the fiscal year 2012 due to our expensing of capitalized early-stage development costs upon the purchase of the Taralga Project by Banco Santander in October 2012.

During the year ended June 30, 2013, Parmac’s expenses increased by A$7.7 million to A$18.7 million as compared to A$11.0 million for the year ended June 30, 2012 and three percentage points greater than the year-over-year increase in revenues. This adverse result was due primarily to unrecoverable cost overruns on two major projects that resulted from change orders that our fixed price contracts did not permit us to rebill to customers. RAPS costs included legal costs incurred in 2012 related to the defence of the Larkden storage technology patents and depreciation of generating assets and patents of approximately A$0.5 million in both 2013 and 2012.

Corporate-level expenses not allocated to our business segments were A$9.1 million lower in fiscal year 2013 as compared to fiscal year 2012 due to aggressive cost reduction initiatives undertaken by our management.

Despite decreased revenues at CapTech (discontinued operation), cost savings initiatives allowed this business unit to reduce costs by A$3.7 million or 46% for the fiscal year ended June 30, 2013 as compared with the fiscal year ended June 30, 2012.

Changes in the categories of operating expenditure are discussed in more detail below.

The cost of raw materials, consumables and contractors used decreased 8% from A$42.8million for the fiscal year ended June 30, 2012 to A$39.2 million for the fiscal year ended June 30, 2013 despite a 47% increase in our revenues for fiscal year 2013 as compared with fiscal year 2012. This disproportionate increase of costs and revenue was attributable to the high gross margins associated with the Taralga Project, relative to that of our other businesses and lower levels of obsolete component inventory and STC write-downs and losses on large projects.

Total employee compensation and benefits expense was little changed, decreasing from A$15.4 million for the year ended June 30, 2012 to A$14.8 million for the year ended June 30, 2013 despite the year-over-year increase in our overall revenue. This reduction reflects the success of productivity improvement and cost reduction efforts implemented by our management during fiscal year 2013.

Expense in the compliance and consulting category was lower by A$4.3 million for fiscal year 2013 as compared with fiscal year 2012 due to initiatives to control third-party advisory activity and the absence in fiscal year 2013 of the following non-recurring costs incurred during fiscal year 2012:

•	Fees of approximately A$1.7 million incurred for capital raising activities and the now-terminated merger with Andalay Solar (formerly known as Westinghouse Solar), including legal, professional and corporate advisory fees in connection with these matters;

•	Legal fees of approximately A$0.7 million expensed in relation to the successful defense of the Larkden Technology patent disputes.

Advertising and marketing expense declined by A$1.3 million from A$2.3 million for the fiscal year ended June 30, 2012 to A$1.0 million for the year ended June 30, 2013. The reduction in this category of expense in fiscal year 2013 as compared with fiscal year 2012 was directly attributable to cutbacks in marketing campaigns related to promotion of our small-scale solar PV business in Australia because we lacked the working capital to support higher sales if demand was stimulated by advertising.

Travel costs were also reduced by A$0.6 million from A$1.5 million for the fiscal year ended June 30, 2012 to A$0.9 million for the fiscal year ended June 30, 2013. This was made possible by less international travel during our fiscal year 2013 for multiple senior executives due to lower levels of project activity in the large-scale solar segment, more limited corporate fund-raising efforts and the termination of the merger transaction with Andalay Solar (formerly known as Westinghouse Solar), all of which were focused in Europe or the United States.

Our office arrangements were substantially the same in the fiscal years ended June 30, 2013 and 2012 and, as a result, our occupancy expenses were approximately A$1.2 million in both years.

Our provision for impairment of receivables and bad debts written off declined to A$0.3 million for the year ended June 30, 2013 from A$1.3 million for the year ended June 30, 2012. Notable impairments and bad debt write-offs experienced during fiscal year 2012 that were not repeated in fiscal year 2013 included approximately:

•	A$0.4 million related to a small number of commercial customers in Australia whose businesses failed;

•	A$0.6 million related to the write-off of a license fee due from the use of our storage technology patents

Other expenses includes a number of significant items such as costs of communications, insurance and unrealized losses on foreign exchange and losses on assets. Total other expenses remained consistent between both fiscal years, despite the fact that our revenue was higher in fiscal year 2013 than in the prior year.

Until our emergence from VA in January 2015, we held non-controlling interests in two land development projects, referred to as “associates,” and account for these interests under the equity method. We also accounted for our non-controlling interest in Asian Renewables Energy Management Limited (AREM) under the equity method prior to the acquisition of the remaining share capital in AREM in fiscal year 2012. AREM held an Australian Financial Services License that was intended, but never used, to allow the group to transact in specific financial products related to energy trading activity should it decide to do so in the future. AREM is not currently operating and has not conducted operations since we acquired it and its financial results were consolidated. Our share of net losses in associates decreased from A$0.1 million for the year ended June 30, 2012 to nil for fiscal year 2013 because 100% of the carrying value of our interests in associates was fully impaired as of June 30, 2012 as further discussed below.

For the year ended June 30, 2013, total depreciation and amortization expense was essentially unchanged from the prior fiscal year, at A$0.8 million.

Other Income

The A$0.4 million decrease in other income to A$4.2 million for the year ended June 30, 2013 as compared with A$4.6 million in the year ended June 30, 2012 is a result of several factors, some of which are offsetting. We also recorded increases in various sub-categories of other income from nil for fiscal year 2012 to the following for fiscal year 2013, notably: A$2.6 million related to gains on financial liabilities measured at fair value (primarily liabilities for warrants issued in conjunction with our convertible notes);; A$0.5 million for gains on STCs and a A$0.4 million recovery of bad debt previously written off. These increases in other income were offset by the absence of any gain on re-measurement of contingent consideration, a component of other income that was A$4.1 million in fiscal year 2012.

Finance Costs

We reported finance costs of A$11.1million and A$2.3 million for the fiscal years ended June 30, 2013 and 2012, respectively. Finance costs comprise interest expenses, share option expenses directly related to financing activities and foreign exchange differences on loan balances and year-over-year changes resulted from the following factors:

•	Our interest expense increased from A$2.0 million in fiscal year 2012 to A$7.4 million in fiscal year 2013. The year-over-year increase was due primarily to (i) the accrual of interest on our high-cost construction loan facility, which was drawn during the last months of fiscal 2012 to fund the Italian solar projects and which remained outstanding for 6 months during 2013 while we worked to consummate the sale of those projects and (ii) greater interest accrued on our Series 1 Convertible Notes, which were outstanding for the full fiscal 2013 year as compared with only one month during fiscal year 2012, and which accrued interest at default rates of 15% for approximately 6 months of fiscal year 2013 (iii) A one-off penalty charge of $1.5 million relating to an uplift in the face value of the Series 1 convertible notes arising due to a default on those notes during the 2013 fiscal year.

•	In fiscal year 2013 we also incurred finance costs of A$2.3 million related to the restructuring of our Series 1 Notes (defined and described below in Note 18(b)(i) to our audited financial statements included elsewhere in this Report). No such costs applied in fiscal year 2012.

•	Our Series 1 and Series 3 Notes were denominated in U.S. dollars and, as a result, we experienced an A$1.2 million foreign exchange loss on the principal balance of these notes as compared with an A$0.2 million exchange gain in the prior fiscal year due to declines in the relative value of the Australian dollar against the U.S. dollar during fiscal year 2013 and the higher average outstanding amount of U.S. dollar denominated notes.

•	The foregoing net increases in 2013 Finance costs were partially offset by a decline in share option expense to A$0.3 million for fiscal year 2013 from A$0.5 million for the fiscal year 2012. The share-based expense recognized in fiscal year 2013 was attributable solely to the issuance during the year of 58,887 options to acquire ordinary shares in connection with the restructuring of certain of our convertible notes and during fiscal year 2012 the issuance of 153,139 options to acquire our ordinary shares related to convertible note consummation and restructuring of our Series 2 Notes (the discussion below under “—Liquidity and Capital Resources—Indebtedness—Equity-linked Notes”).

Break Fee

In fiscal year 2012, we incurred an expense of A$2.5 million related to the termination of a planned acquisition of an Australian energy retailer, Neighborhood Energy. There was no similar cost during the fiscal year ended June 30, 2013.

Impairments

Total impairments decreased from A$16.1 million in fiscal year 2012 to A$0.6 million in fiscal year 2013. The impairment losses are categorized as impairment on available for sale financial assets, impairment of financial assets and impairment of goodwill as detailed in Notes 7(d) and 7(e) to our audited financial statements included elsewhere in this Report, as summarized below.

For the year ended June 30, 2012, we incurred an impairment loss of A$0.4 million on available for sale financial assets, due to a decline in the market value of our investment in common shares of Westinghouse Solar Inc. (now renamed Andalay Solar Inc.). A further impairment of this asset of A$0.6 million was recorded for the fiscal year ended June 30, 2013.

Impairment of financial assets decreased from A$4.2 million for the fiscal year ended June 30, 2012 to nil for the fiscal year ended June 30, 2013. In fiscal year 2012 we incurred an impairment expense of A$3.9 million associated with recording a 100% valuation allowance for the carrying value of our land development projects. This impairment was taken in fiscal year 2012 as a result of a perceived deterioration in the financial position of our investment partner managing the projects; this evident financial weakness created significant uncertainty about the prospects of that partner completing the development or achieving an exit price sufficient to enable funds invested to be recovered. In fiscal year 2012 we also incurred an impairment expense of A$0.3 million associated with recording a 100% valuation allowance for the carrying value of our investments in the European solar joint ventures.

Impairment of intangible assets decreased from A$11.5 million for the year ended June 30, 2012 to nil for the year ended June 30, 2013. Impairment of intangible assets during fiscal year 2012 resulted from the following:

•	goodwill in our solar PV segment was impaired by $11.1 million as further described in Note 16 to our audited financial statements included elsewhere in this document.;

•	capitalized costs of A$0.2 million incurred previously to secure an exclusive license for the resale of a unique solar hot-water technology product in Australia because we determined that pursuing sales of this product was unlikely to be profitable; and

•	development costs of A$0.2 million previously capitalized during the construction of a reference site for a solar PV tracking solution (referred to as the Portasol tracker) after we abandoned commercialization of this technology based on negative feedback with potential customers.

Profit/Loss Before Tax

We incurred a loss before tax from continuing operations of A$9.4 million for the fiscal year ended June 30, 2013 as compared with a loss before tax of A$50.4 million for the fiscal year ended June 30, 2012, a reduction of A$41.0 million. This was due to a A$11.7 million reduction in losses related to our solar PV businesses (from A$20.1 million to A$8.4 million), the achievement of a A$13.7 million profit in our Large-scale Wind segment as compared with nil for the prior fiscal year and a reduction in our net corporate overhead (including impairments and finance costs) of A$16.3 million (from A$29.6 million to A$13.2 million), offset by an increase in losses at Parmac from A$0.6 million in fiscal year 2012 to A$1.3 million in fiscal year 2013.

Income taxes

Income tax benefit for the year ended June 30, 2013 was A$0.1 million compared to an expense of A$2.5 million for our fiscal year 2012. In fiscal year 2012, we derecognized 100% of the A$2.3 million of deferred tax assets relating to tax losses that had been brought forward from previous years and did not record deferred tax assets applicable to fiscal year 2012 losses. This treatment of deferred tax assets was the result of the application of our accounting policies given uncertainty as to whether these losses would be recoverable in future years. The impact of this on the fiscal year 2012 tax expense was that we recognized no tax benefit on the fiscal year 2012 losses, and we recorded an expense in fiscal year 2012 equal to 100% of the tax asset value accumulated through the prior year. This remained the case for fiscal year 2013.

Net Income/Comprehensive Income

For fiscal year 2013 we also recorded other comprehensive income of A$0.8 million, which reduced our total comprehensive loss to A$7.6 million. The other comprehensive income for fiscal year 2013 was comprised of A$800,000 in changes in the fair value of available-for-sale financial assets (the Taralga Project interests, as calculated in accordance with Note 3(a)(vi) to our audited financial statements included elsewhere in this Report), plus exchange differences applicable to the results of foreign operations of A$34,000. We had no other comprehensive income or loss for fiscal year 2012 and so our total comprehensive loss for fiscal year 2012 was the same as our net loss for the year.

Application of Critical Accounting Policies, Estimates and Judgments

Our accounting policies form the basis for preparation of our financial statements and our financial statements in turn are an essential factor in understanding our operations. Our accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are fully described in the notes to our audited financial statements as of and for the three years ended June 30, 2012, 2013 and 2014. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of the Commonwealth of Australia.

Critical accounting policies

Critical accounting policies that reflect our industry and activity specific accounting treatments used in preparing our financial statements as of and for the fiscal years ended June 30, 2012, 2013 and 2014 or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during such fiscal years.

(a) Basis of preparation - going concern

The consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. As further discussed below in “—Liquidity and Capital Resources,” our current liabilities exceeded our current assets by A$31.2 million as of June 30, 2014. We remain dependent upon receiving continuing support from existing lenders, raising additional funds in new financings, and monetizing long-term assets to fund the business and to continue as a going concern.

(b) Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The specific recognition criteria described below are applicable to the primary sources of our revenue:

(i) Small-scale Solar Installations

Revenues for installation of residential and small commercial solar PV systems to third parties recognized once installation is completed. Part of the consideration we receive in respect of small solar installations is generally in the form of a Small-scale Technology Certificates, or STCs, which customers assign to us. As indicated in Note 2(k) to our audited financial statements included elsewhere in this Report, the value ascribed to STCs is based on the fair value at the time of assignment, which corresponds to the date of completion of the installation. The fair value of STCs is determined by reference to the traded price of STCs at the time of assignment as well as other available market and internal data. Given the time required to register and on-sell the STCs, this may vary from the price realized for the STCs upon sale by us to third parties.

(ii) Sale of products, materials and parts

Revenue from the sale of products, material and parts is recognized upon the delivery of goods to customers.

(iii) Construction contracts

Contract revenue and expenses, such as those related to large-scale solar and air conditioning projects where we are acting as a general contractor, are recognized in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in reporting revenue, expenses and profit, which can be attributed to the work completed. When it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognized immediately as an expense. Where the outcome cannot be measured reliably, revenue is recognized only to the extent that related expenditure is deemed recoverable. The stage of completion of a contract is measured by reference to the recoverable costs incurred to date as a percentage of estimated total costs for the contract.

(iv) Project development revenue

Revenue from large-scale solar projects, wind and land development projects that we undertake as principal is recognized when the project is commissioned and rents or revenues from the power sales are received, or if control of the project is sold to a third party, when the risks and rewards of ownership have been transferred. The timing and amount of revenue recognized depends on the specifics of each such project and the arrangements that we have with our customers.

Costs incurred for project development are expensed in the period in which incurred unless we determine that it is probable the project will be completed and generate future economic benefit equal to or in excess of such costs and that can be measured reliably in which case the costs are recorded in inventory until a development fee is recognized.

(c) Inventory

(i) Net realizable value for STC inventories

STCs are initially recognized at fair value (the deemed cost) on the date of the assignment of the STC to us following completion of the related solar panel installation. The value of the inventory of STCs is subsequently measured at lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make sell the STCs. Because the secondary market into which we expect to sell STCs is thinly traded and volatile, judgment is applied when determining net realizable value at each measurement date. This includes consideration of the number of STCs that we have available for sale, the estimated period it will take to sell the STCs, potential forward sale contracts that we may have, if any, and observed or quoted STC market prices prior and subsequent to the assignment date. Given the time required to register and sell the STCs, this may vary from the price actually realized for the STCs upon sale. If STCs are sold at a price greater than the fair value at the time of assignment, the difference is recognized as other income. If STCs are sold at a price lower than that recorded, the difference is recognized as a cost of raw material because it represents, in effect, a write down of the (STC) inventory balance to realizable value.

For further details, see Note 12 to our audited financial statements included elsewhere in this Report.

(d) Work-in-progress

Project work in progress includes both work in progress on construction contracts, such as those performed for customers of our large-scale solar and air conditioning systems customers and projects in progress in which we are a principal such as certain large-scale solar projects, or in which we are investing in project development for a fee such as large-scale wind projects.

Project Work in Progress

As further described in Note 2(q) (iii) to our audited financial statements included elsewhere in this Report, costs incurred for developing projects for which we are acting as a principal or earning a developer fee is valued at the lower of cost and estimated net realizable value when it is probable that the project will be completed, will generate future economic benefits and the costs can be measured reliably. Cost comprises staff salary costs and direct expenses including direct material costs and contractor costs together with an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less further costs expected to be incurred to completion. At June 30, 2014 the carrying amount of capitalized project work in progress was $0.4 million as compared to $Nil at June 30, 2013 and A$12,762,000 at June 30, 2012.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(e) Fair value measurement of contingent consideration

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a derivative and, thus, a financial liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. The value of the contingent consideration is recorded in other payables when the consideration amount is certain and as a provision when still subject to achievement of earn-out targets and material uncertainty.

As part of the identification and measurement of assets and liabilities in the acquisition of eco-Kinetics Pty Ltd, we identified an element of contingent consideration with a fair value of A$11.4 million at the acquisition date in January 2010. The revaluation process resulted in an adjustment to the contingent liability of A$4.1 million as of and for the year ended June 30, 2012 with a corresponding credit to income. (See Note 19 to our audited financial statements included elsewhere in this Report).

Significant Accounting Judgments, Estimates and Assumptions

Significant accounting judgments, estimates and assumptions that have been used in the preparation of our financial statements are set out below. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future in determining accounting treatments and quantifying amounts for transactions and balances in certain circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Recovery of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences as management considers that it is probable that future taxable profits will be available to utilize those temporary differences.

Judgment is required in assessing whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from un-recouped tax losses, capital losses and temporary differences, are recognized only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits.

Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future sales, operating costs, capital expenditure and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

During the year ended June 30, 2012 we reversed previously recognized deferred tax assets of A$2.8 million and did not recognize any deferred tax assets in relation to the 2012 operating losses. This decision was made after considering our financial performance during the year and the material uncertainty about our ability to continue as a going concern. Should operating performance and prospects improve in the future, then deferred tax assets may be recognized in future on prior year operating losses. As of June 30, 2014, we had A$17.6 million of derecognized deferred tax assets and A$16.0 at June 30, 2013 and A$14.0 million at June 30, 2012.

(b) Share-based payment transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model, with the assumptions detailed in Note 25 to our audited financial statements included elsewhere in this Report. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period.

The Group measures the cost of equity-settled transactions with regards warrants using an un-modified binominal lattice model giving consideration to the dilution impact of the shares issued upon conversion of the warrants as well as other options on issue.

(c) Impairment of goodwill and other intangibles other than Patents

We determine whether goodwill and other intangibles other than patents are impaired at least on an annual basis (as of June 30, the end of our fiscal year) and when circumstances indicate the carrying value may be impaired. The Group’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations that use a discounted cash flow model using assumptions believed by management to be reasonable. These valuations would not reflect unanticipated events and circumstances that may occur. However, as detailed in the notes to our statements under the heading “Goodwill Impairment” (see Note 16 to our audited financial statements included elsewhere in this Report) indicators of potential impairment exist and there can be no assurance that we will avoid a downward revision in the carrying value of goodwill in the future and any such revision in value will also result in the recording of a charge in the Statement of Comprehensive Income.

(d) Impairment of Patents

Prior to their sale in April 2013, we measured the carrying value of the Larkden controlled storage technology patents at cost less impairment and amortization. The recoverable amount is the higher of the patents value in use or fair value less cost to sell. The fair value has been determined by a third-party valuation firm in accordance with the definition of fair value in AASB 13 Fair Value Measurement (IFRS 13 Fair Value Measurement). This has been measured on the basis of what a willing buyer would pay a willing seller for the patents in a market based transaction. The valuation has been determined using a discounted cash flow methodology and considering the Patents as a group and as a type of start-up / early stage commercialization technology. The third-party valuation firm has constructed various alternative scenarios as to possible likely future outcomes projecting various associated cash flows for each alternative scenario; applying a range of discount rates to the various projected cash flows to determine a range of indicated net present values.

Under the discounted cash flow valuation methodology, the value of the Patents, as a group, was deemed to be equivalent to the present value of the prospective stream of net cash flow amounts (fee income less expected expenses) that would be receivable from the utilized Patents. See Note 16 (b) to our audited financial statements included elsewhere in this Report.

(e) Impairment of available - for - sale financial assets

We have determined that our investment in the common stock of Andalay Solar, a U.S.-listed company formerly known as Westinghouse Solar, has been subject to a significant and prolonged decrease in market price. As a result in accordance with our accounting policy regarding available-for-sale financial assets (see Note 2 (r) to our audited financial statements included elsewhere in this Report) we have recognized an impairment to the carrying value of our Andalay Solar common stock in our income statement and on our balance sheet.

(f) Wind development projects

The investment of 10% of the Taralga Wind Farm project is by way of investment in two entities, Taralga Holding Nominees 1 Pty Ltd and Taralga Holding Nominees 2 Pty Ltd. This investment was funded by us from the re-investment of part of our development fee generated on equity close of the project. This investment is classified as an “Available-for-sale financial asset”. It has always been expected that we, along with the majority equity holder, would exit this investment within a three year period. The investment in Taralga was initially recognized at fair value at the date of the equity transaction on October 9, 2012. Fair value was determined by reference to the present value of net cash inflows projected to be received by us from exiting this investment based on the financial model of the project and the contractually defined distributions from any sales profits due to us on exit. Due to the requirement for judgment over variables within the financial model to determine future returns and profit achievable on exit, the fair value calculations were based on a net present value of a risk adjusted, probability weighted average return from different sales Internal Rate of Return (IRR) expectations.

The range of IRR assumptions used in these calculations was from 9.0% to 13.0%, which are considered the high and low points between which arm’s length sales transactions of wind farm projects may occur in Australia. A discount rate of 17.0% was applied to the calculated amount to reflect the risk to deliver the project as per the model associated with construction risk and the time value of money based on return premiums specific to the project. The range of outcomes of the fair value calculations was from A$9,500,000 to A$10,900,000 and the adopted value was A$10,000,000. Variances between actual results and the estimated results from the valuation methodology may result in higher or lower profits being achieved on exit of this project. After initial recognition the investment in the Taralga Wind Farm project is accounted for as an available-for-sale investment, which is measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired. At June 30, 2013 and December 31, 2013 this available-for-sale asset had been revalued to $10,800,000. This revaluation was based on an indicative offer to acquire the asset which was received by CBD during 2013.

At 30 June 2014, the fair value calculations were re-performed using the same methodology as on initial recognition. Based on actual events and expected changes to future outcomes arising from events during the 2014 financial year, the investment was fully impaired at 30 June 2014. This impairment resulted in the recognition of a charge to the Statement of Financial performance of $10,800,000.

5.B.           Liquidity and Capital Resources

Analysis of financial condition, liquidity and capital resources

The following table presents a comparison of our cash flows and beginning and ending cash balances during the fiscal years ended June 30, 2014, 2013 and 2012 as reflected in our audited financial statements presented elsewhere in this document.

	Year Ended June 30,
Amounts in A$(000) except as noted	2014	2013	2012
		(Restated)	(Restated)
Net cash flows used in operating activities	(20,163)	9,821	(19,014)
Net cash flows used in investing activities	1,305	759	(2,169)
Net cash flows from financing activities	19,770	(12,633)	14,736
Net (decrease) / increase in cash and cash equivalents	912	(2,053)	(6,447)
Cash and cash equivalents at beginning of period	469	2,522	8,969
Cash and cash equivalents at end of period	1,381	469	2,522

At June 30, 2014 our cash and cash equivalents had increased to A$1.4 million from A$0.5 million at June 30, 2013 primarily as a result of funds raised from the issuance of ordinary shares in June 2014 in conjunction with an offering pursuant to our prospectus effective as of June 12 2014, referred to as the June 2014 Offering. During each of the last three fiscal years ended June 30, 2014, 2013 and 2012 and subsequently through the date of this Report, our liquidity has been generated primarily from borrowings and sales of equity securities. Cumulative funding from financing activities of A$21.9 million over this period was insufficient to fund cumulative losses from operations and net investments during fiscal years 2014, 2013 and 2012. Consequently, our cash availability and liquidity declined from A$9.0 million at the beginning of fiscal year 2012 to A$1.6 million at June 30, 2014, a level too low to sustain our operations and continuance as a going concern, as further discussed below. Our liquidity issues were compounded by the fact that while A$7.9 million of the net financing proceeds generated during the 36 months ending June 30, 2014 were derived from equity issuances, we increased our net debt by A$16.0 million during these three fiscal years. Our liquidity deficiencies were exacerbated by our acquisition in July 2014 of GED to which we allocated US$1.5 million within 60 days following the 2014 Offering for purposes of consummating transaction and addressing GED’s working capital deficit. In June 2014, we were successful in negotiating exchange agreements with convertible note holders to exchange notes with a face value of A$7.8 million into ordinary share capital, but this was insufficient to overcome our working capital deficit. We have classified the remaining indebtedness we had incurred during these three fiscal years and which was not converted into equity prior to June 30, 2014 became current liabilities as of June 30, 2014 as a result of default events that occurred with respect to bonds issued by our subsidiaries and the acceleration of other obligations. Consequently, we had a working capital deficit on June 30, 2014 of A$31.2 million, payments to many trade creditors were substantially deferred, liquidity was severely constrained and we were unable to continue as a going concern without voluntarily placing our Company and three of our subsidiaries into Administration. See - Going Concern in Note 2(a) in our audited June 30, 2014 financial statements included elsewhere in this document.

On November 14, 2014 as a result of our constrained liquidity and inability to raise sufficient additional financing after June 30, 2014 to meet our obligations Company and three of its Australian subsidiaries were determined by the Board to be insolvent or likely to become insolvent in the future and were placed into voluntary administration (VA). The three Australian subsidiaries of the Company that entered VA were CBD Solar Labs Pty, Westinghouse Solar Pty Ltd and KI Solar Pty Ltd, which, referred to collectively as the VA Companies. Our other subsidiaries continued to operate outside the VA process.

On December 24, 2014, deeds of company arrangement under the Act were signed for our Company and Westinghouse Solar Pty Ltd, referred to as the Reorganized Companies. The DOCAs for the Reorganized Companies became effective on January 27, 2015 and we exited VA (refer to Item 4.A. under the heading Voluntary Administration and Deed of Company Arrangement).

In accordance with the DOCAs for the Reorganized Companies, creditor claims and contingent liabilities for those Companies were extinguished and, since exiting VA, investors have infused US$1.85 million into the Company pursuant to a private placement. Of this US$1 million was used to pay the Deed Funds as a condition to effectiveness of the DOCAs. The remainder of the funds raised have been used for working capital purposes and to fund operating losses following our emergence from VA.

In connection with effectuating the Reorganization Plans on January 27, 2015, we acquired 100% the issued and outstanding membership interests of BlueNRGY LLC. The acquisition was settled through the issuance of an aggregate of 150,162,640 of our ordinary shares.

As a result of the reorganization plans, the following changes were made to our working capital position (based on unaudited values at November 14, 2014):

	Net Asset Impact $’000	Ordinary Shares Issued

Execution of Deed of Company Arrangement:
Extinguishment of Liabilities
• Trade and other payables	11,025
• Provisions	440
• Loans and Borrowings	26,017
	37,482	96,028,937

Total assets assigned to creditors/relinquished	(4,678)

Issuance of Equity Post Execution of Deed of Company Arrangement: (excluding shares issued to creditors)
Cash subscriptions (net of $1.2 million Deed Funding)	1,089	48,877,148
Acquisition of BlueNRGY	6,011	150,162,640
Exchange of Indebtedness (non-VA companies)	854	18,534,029

Total Increase in Net Assets/Equity from reorganisation	40,758	313,602,754

Our ability to continue as a going concern and to achieve our business objectives over the next 12 months depends on our ability to accomplish some or all of the following:

•	Attain profitability: Not all of our subsidiaries are contributing cash flow to cover our corporate costs and we are not operating profitably overall. However, we are continually reviewing costs structures in our operating subsidiaries and making the appropriate changes to maximize cash flow and profitability of our businesses. New business opportunities are carefully assessed with a view to ensuring their potential to contribute to profits without undue consumption of working capital. Specifically, since effectiveness of the Reorganization Plans we have reduced the number of employees in our Solar PV business units and corporate units to lower costs and better match the current scope of our activities. In addition, we have implemented operational changes and new controls at Parmac that we anticipate will allow us to avoid losses on projects such as we experienced in fiscal year 2013 and 2014 and that we believe will allow this business unit to sustain profitability

Raise new debt and/or equity capital: BlueNRGY continues to discuss opportunities for further investment with current equity holders.. In addition, as of the date of this Report we have been successful in establishing a working capital facility for our Parmac subsidiary of US$0.5 million and there is a likelihood, but no assurance that this facility can be increased if required. In addition, we have structured long term payment arrangements with legacy trade creditors of our GED subsidiary in the amount of approximately US$0.5 million. We had a positive cash balance of approximately A$0.5 million as of March 31, 2015.

Our management and Board have determined that there is a risk that our funding requirements may not be successfully met through the foregoing initiatives and that some of our initiatives may not be successful. However, as previously mentioned, we have been achieved some objectives and our management and board believe that we have a reasonable prospect of achieving others; consequently, we have no intention to liquidate or cease trading, except with respect to our U.S. subsidiary, Westinghouse Solar Inc., which is dormant and ceased operating prior to the effectiveness of our Reorganization Plan as a result of the termination of the license agreement with Westinghouse Electric Corporation.

Operating activities

As shown in the table below, although our operating activities generated positive cash flow for fiscal year 2013, the cumulative utilization of cash over the last three fiscal years has been A$29.1 million.

	Year Ended June 30,
Amounts in A$(000) except as noted	2014	2013	2012
		(Restated)	(Restated)
Cash flow from operating activities
Receipts from customers (inclusive of GST)	20,680	69,635	86,808
Payments to suppliers and employees (inclusive of GST)	(39,493)	(53,828)	(90,992)
Payments for development costs	-	(3,535)	(12,309)
Finance costs	(1,350)	(2,464)	(2,585)
Interest received	-	13	64
Net cash flows used in operating activities	(20,163)	9,821	(19,014)

For the year ended June 30, 2014, net cash used in operating activities was A$20.2 million as compared with an inflow of A$9.8 million for the year ended June 30, 2013. The excess of disbursements to suppliers and employees over receipts in the year ended June 30, 2014 was A$18.8 million and was largely driven by the catch up of payments to overdue creditors and funding ongoing operating losses.

The excess of receipts over disbursements to suppliers and employees the year ended June 30, 2013 was A$15.8 million, largely driven by the receipt of sale proceeds of A$15.1 million from the Italian Solar Projects and cash proceeds of A$7.3 million from the sale of the Taralga project (after recognizing related development costs of A$3.5 million), offset by net losses from the remainder of our operations and finance costs of A$2.5 million. The excess of finance costs over interest income of A$2.5 million further contributed to the net use of cash for operations in fiscal year 2012.

For the fiscal year ended June 30, 2012, we used net cash for our operating activities of A$19.0 million. Excluding capitalized expenditures for development projects, the excess of disbursements to suppliers and employees over receipts for fiscal year 2012 was A$4.2 million. In addition, for fiscal year 2012, we expended A$12.3 million for capitalized project costs (primarily for the Taralga Project and the large-scale solar projects in Europe), incurred net finance costs of A$2.5 million and made no cash payments for income taxes.

Investing activities

In two out of the last three fiscal years, we divested assets in part to fund operating losses and pay down debt as detailed in the table below.

	Year Ended June 30,
Amounts in A$(000) except as noted	2014	2013	2012
		(Restated)	(Restated)
Cash flow from investing activities
Proceeds from sale of property, plant and equipment	188	10	43
Proceeds from the sale of financial assets	-	1,000	-
Purchase of property, plant and equipment	(672)	(275)	(591)
Payment for investments	-	-	(1,270)
Proceeds from sale of investments	1,789	-	-
Payment for the purchase of controlled entities, net of cash acquired	-	24	(351)
Net cash flows used in investing activities	1,305	759	(2,169)

Net cash generated from investing activities was A$1.3 million for the year ended June 30, 2014, an increase from A$0.8 million cash generated in investing activities for the year ended June 30, 2013. For the year ended June 30, 2014, A$1.8 million was received following the sale of CapTech and net investments of A$0.7 million were made for purchases of plant, property and equipment predominantly for the construction of solar PV assets owned by one of our UK subsidiaries.

Net cash generated from investing activities was A$0.8 million for the fiscal year ended June 30, 2013 as compared with a net use of funds for the fiscal year ended June 30, 2012 of A$2.2 million. During fiscal year 2013 our need to generate cash led to the sale of the Larkden Technology, a financial asset that, together with cash from the disposal of a small amount of property, plant and equipment, net of cash used to the purchase of the remaining interest eco-Kinetics UK Ltd that was not owned by us, resulted in aggregate proceeds to us of A$1.0 million. This was offset by limited purchases of property plant and equipment (PP&E) during fiscal year 2013 of A$0.3 million. In contrast, during our fiscal year 2012, cash generated from asset disposals was minimal and we made the following significant investments that together resulted in substantially all of our net investment outflow for the year: purchases of PP&E amounting to A$0.6 million related to equipping our Queensland Panel Manufacturing Facility (divested in our Reorganization); A$1.0 million in the common stock of Westinghouse Solar; an additional A$0.3 million in acquiring the remaining share capital of AREM (also divested in the Reorganization); and A$0.4 million in deferred performance payments related to the 2010 acquisition of eco-Kinetics.

Financing activities

As shown in the table below, we generated the cash used in operating and investment activities during fiscal years 2012 and 2014, with net contributions from financing activities during those years. In fiscal year 2013, the flows were reversed with cash generated from operations and investments being used to repay borrowings. Nevertheless, over the three-year period ended in June 2014 we generated A$21.9 million cumulatively from financing activities:

	Year Ended June 30,
Amounts in A$(000) except as noted	2014	2013	2012
		(Restated)	(Restated)
Cash flow from financing activities
Proceeds from share issues	7,706	207	-
Proceeds from issue of convertible notes	1,013	103	7,362
Convertible note and share issue costs	(1,320)	-	(187)
Proceeds from borrowings	16,282	474	16,252
Repayment of borrowings	(3,699)	(13,255)	(8,489)
Payment of finance lease liabilities	(212)	(162)	(202)
Net cash flows from financing activities	19,770	(12,633)	14,736

For the year ended June 30, 2014, net cash inflows from our financing activities was A$19.8 million as compared with net cash used by financing activities of A$12.6 million for the year ended June 30, 2013. In the year ended June 30, 2014, A$14.1 million of borrowings were from the issuance of bonds in the United Kingdom by (our then-subsidiaries) Secured Energy Bonds Plc and Energy Bonds plc, A$2.1 million from a working capital loan facility and A$1.1 million from the issuance of further Series 1 Notes (defined below and referred to in the table as convertible notes) which were subscribed to in September 2013. During the year ended June 30, 2014 we repaid an inventory financing facility of A$0.5 million and A$1.7 million of secured convertible notes, referred to as Series 1 Notes from the proceeds of the sale of CapTech as well as A$1.5 million of our other non-equity linked loan balance. In June 2014 we raised A$7.7 million from the issuance of 1,810,000 of our ordinary shares at an issue price of US$4.00 per share (equivalent to A$4.25 per share). Issue costs of A$1.3 million were incurred in relation to this share issue for broker fees and other professional services incurred in connection with the offer.

For the fiscal year ended June 30, 2013, net cash used by our financing activities was A$12.6 million as compared with net cash provided by financing activities of A$14.7 million for the fiscal year ended June 30, 2012. During fiscal year 2013, A$10.8 million of borrowings were repaid to the lenders of the finance facility used to fund the construction of the Italian Solar Project and A$2.5 million was repaid on our trade finance facility outstanding with Westpac Banking Corporation Limited. We also disbursed A$0.2 million during fiscal year 2013 to meet financing lease obligations. These fiscal year 2013 cash outflows were offset during the year by A$0.2 million in net proceeds received from sales of ordinary shares, A$0.1 million from an additional subscription of Series 1 Notes in August 2012 and draw down on an inventory financing facility of A$0.5 million. Our net inflow of funds from financing activities during fiscal year 2012 was related primarily to the issuance of the Series 1 Notes and other unsecured convertible notes, referred to as Series 3 Notes, and draw-downs of A$10.8 million on the credit facility arranged to fund the Italian Solar Project. . In addition, A$5.5 million of the borrowing proceeds reflected in the table above related to loans that were secured by our then-owned STCs. These loans were subsequently repaid during the year and hence this amount is also included in the total repayments of other borrowings shown for the year, together with A$3.0 million was repaid against another series of secured convertible notes referred to as the Series 2 notes. There were no new equity issuances during fiscal year 2012.

Indebtedness

As a result of the Reorganization Plans, we have no outstanding debt at the level of our parent company, but we do have trade creditor balances amounting to approximately A$0.2 million as of May 30, 2015, some of which are past due. Our direct trade creditors with deferred payment balances are cooperating to defer payments until we can realize subscriptions receivable or arrange other financing. However, there is no assurance that their cooperation will continue and we could be faced, without notice, with immediate payment obligations that we cannot meet. As of April 30, 2014, three of our subsidiaries, Parmac, GED and BlueNRGY LLC have obligations that are non-recourse to our Parent Company under separate secured credit facilities as well as deferred payment plans with trade creditors and, in the case of Parmac, finance leases undertaken for the purchase of motor vehicles, equipment and machinery as follows.

Parmac

Working Capital Facility unsecured: In April 2015 one of our subsidiaries, Parmac, secured a line of credit with an affiliate of our Managing Director (refer to Item 7B under the heading Related Party Transactions), for up to US$0.5 million, referred to as the Parmac Liquidity Facility, against which we have drawn funds to meet working capital needs of Parmac. As of May 28, 2015, the Company had drawn the maximum amount available under the Parmac Liquidity Facility. The Liquidity Facility has a maximum term of four months and expires in July 2015. The facility has a commitment fee of 7.5% of the principal amount and interest is charged at 1.0% per month on the outstanding balance for the first 90 days (or duration of the facility if shorter), 1.25% per month on the outstanding balance during the next month and 2.0% per month on any outstanding exposure thereafter (a default rate) until the loan is repaid. The Parmac Liquidity Facility is currently unsecured but we have granted lender the right to place a lien on the trade receivables of Parmac and we expect the lender to do so.

Deferred Trade Obligations (unsecured): As of May 28, 2015, Parmac had outstanding A$0.2 million of deferred trade accounts payable. These deferred payables are all subject to structured payment arrangements that approximately match a structured payment arrangement from one of Parmac’s customer that required extended time to satisfy amounts owed to Parmac. Our management believes that this deferred receivable will be collectible in full and has recorded no bad-debt provision for this account debtor. In aggregate, Parmac maintained a positive working capital balance as of May 28, 2015 after giving effect to the Parmac Liquidity Facility.

Finance Leases (secured): We have obligations under various financing leases for equipment and motor vehicles aggregating A$296,000 as of April 30, 2015. The lessors have a perfected senior security interest in the equipment or vehicles covered by the leases. The terms of the leases vary, with the longest scheduled to be retired in approximately 3 years. Required payments under our financing leases are generally monthly or quarterly. We recognize these financing lease obligations as debt on our balance sheet. As of June 30, 2014 A$100,000 of the financing leases were recorded as current obligations and the remaining A$286,000 finance lease balance was classified as non-current.

GED

Working Capital Facility (secured): In November 2014 Washington H. Soul Pattinson & Co. Ltd. (WHSP) extended to one of our subsidiaries – Green Earth Developers LLC (GED) a secured line of credit for up to US$0.36 million, referred to as the GED Liquidity Facility, against which we drew funds to fund operations and working capital for GED during the VA process. As of April 30, 2015, the Company had drawn the maximum amount available under the GED Liquidity Facility. The Liquidity Facility is repayable within 10 days of a repayment demand. No demand for repayment has been made at the date of this report. The interest rate applicable to funds drawn under the Liquidity Facility is 6.00 percent per annum calculated on any drawn amounts. The GED Liquidity Facility is secured by the a first lien on the assets of GED.

Deferred Trade Obligations (unsecured): As of April 30, 2015, our GED subsidiary had past due balances with a number of large trade creditors who were collectively owed US$0.5 million. We have entered into Payment Plan Agreements with these trade creditors whereby GED commits to make 18 monthly payments to these creditors to satisfy the indebtedness. No interest or other charges are payable on the Payment Plan Agreements.

5.C.           Research and Development

For our fiscal years 2012-2014 we did not conduct research and development.

5.D.           Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends affecting our businesses. Refer to Item 4.B under the heading “Market Overview and Business Segments” and Item 5.A under the heading “Overview”.

5.E.           Off-Balance Sheet Arrangements

Except for amounts due under operating lease commitments disclosed below in Section F of this Item 5 we do not have any material off-balance sheet commitments or arrangements.

5.F.           Tabular Disclosure of Contractual Obligations

As of March 31, 2015 our contractual, obligations, excluding trade creditors, were as set forth below:

	Payments Due By Period
(Amount in A$ 000)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Obligations under:
Operating leases	676	397	279	-	-
Financing leases	296	102	194	-	-
Borrowings and interest	1,142	1,142	-	-	-
	2,114	1,641	473	-	-

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

The following table presents our directors, executive officers and key employees.

The following table presents our directors, executive officers and key employees.

Name	Age	Position
Executive Officers
William Morro	61	Managing Director (the equivalent of an American company’s chief executive officer) and Director
Richard Pillinger	40	Chief Financial Officer and Secretary
Emmanuel Cotrel	34	Senior Vice President

Directors *
Carlo Botto	54	Independent Director
John H. Chapple	61	Independent Director
Yves-Regis Cotrel	62	Independent Director
John F. Donohue	54	Independent Director

William Morro.  Mr. Morro was appointed to our Board in February 2014 and was appointed our Managing Director and Chairman in January 2015. Mr. Morro is a Managing Partner of the InterAmerican Group, a U.S. investment and advisory firm focused primarily on middle-market businesses with cross-border operations in North America and/or Latin America. Prior to joining InterAmerican in 2001, Mr. Morro headed private equity business units for BMO Group and Heller Financial and was a Principal and shareholder of the international management consulting firm, Cresap, McCormick & Paget until shortly after its acquisition by Towers, Perrin. He holds an undergraduate degree from Dartmouth College and a Masters degree from the Kellogg Graduate School of Management at Northwestern University. Mr. Morro has three decades of senior executive and board experience with more than 20 companies, both public and private, in which he has been a direct investor.

Richard Pillinger.  Mr. Pillinger is our Chief Financial Officer, having been appointed to this role in October 2011, and also served as our Corporate Secretary since May 2010. Immediately prior to joining CBD Energy, Mr. Pillinger held positions with a number of WHSP affiliates, including portfolio Chief Financial Officer for Pitt Capital Partners Limited, BKI Investment Company and Souls Private Equity Limited and Chief Executive Officer of Corporate and Administrative Services Pty Ltd. WHSP is currently our second largest shareholder. Mr. Pillinger’s previous roles within other ASX listed companies include Group Finance Manager and Commercial Manager for Volante Group Limited and Commander Communications Limited, respectively. Mr. Pillinger has significant international business experience, having worked in accounting audit and advisory positions in London before relocating to Australia. Mr. Pillinger is a Fellow of the Institute of Chartered Accountants England & Wales and has a Bachelor of Science Degree from the University of Nottingham.

Emmanuel Cotrel. Emmanuel is our Senior Vice President and heads our Data Management and O&M business as Chief Executive Officer of BlueNRGY LLC. Mr. Cotrel founded BlueNRGY LLC in 2012 and served as its Chief Executive Officer since inception. Prior to founding BlueNRGY LLC he was a co-founder and principal of an investment fund, L14 FCP SIF, affiliated with the Edmond de Rothschild Bank; the fund targeted investments in or acquisition of renewable energy infrastructure projects across Europe, specifically wind and solar power generation systems. Before co-founding BlueNRGY and L14, Mr. Cotrel was a co-founder of SeaMobile, Inc. (USA), currently an industry leader in global maritime telecommunications where he was active in acquisitions and other development matters until 2006. Prior to his involvement with SeaMobile, Mr. Cotrel worked in the International Private Banking division at HSBC Private Bank in New York. He is an active member of the US-based Cotrel Spinal Research Foundation and the France-based Yves Cotrel Foundation affiliated with the Institut de France. Mr. Cotrel graduated from IMIP MBA Institute (INSEEC business school in Paris, France) in 2004.

Directors

Carlo Botto.  Mr. Botto is a member of our Board and joined CBD Energy in 2011, initially as a consultant. In 2012, he was appointed Senior Vice President of Strategy & Development and, in 2013, he was appointed as a Board member. Mr. Botto has extensive energy industry experience, having worked in various roles in the energy supply industry in Australia and North America over 30 years. These roles have included senior executive positions responsible for wholesale energy trading, retail marketing, corporate strategy, risk management and regulatory/corporate affairs. Immediately prior to joining our company, Mr. Botto was a senior executive with CLP (0002.HK) working in Melbourne, Australia from 2004 to 2010. Mr. Botto has a Bachelor of Engineering (Electrical) from University of NSW and a Graduate Diploma in Engineering (Asset Management) from Monash University.

John H. Chapple. Mr. Chapple is President and a principal of Hawkeye Investments, a private equity investment business. Mr. Chapple has been the President at Hawkeye Investments LLC since in 2006. In this capacity he has served on the boards of directors of numerous private companies and he continues to serve on several such private boards. During the prior five years Mr. Chapple also served on the boards of directors of the following public companies: Yahoo! Inc. until 2010, and F5 Networks Inc and Cbeyond, Inc until 2011. Mr. Chapple has over 25 years of experience in the wireless communications and cable television industries during which he served as President, Chief Executive Officer, and Chairman of the Board of Nextel Partners Inc. and its subsidiaries from August 1998 until June 2006. From 1995 to 1997, Mr. Chapple was the President and Chief Operating Officer for Orca Bay Sports and Entertainment in Vancouver, B.C. During Mr. Chapple's tenure, Orca Bay owned and operated Vancouver's National Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports. Mr. Chapple is also the past Chairman of Cellular One Group and the Personal Communications Industry Association and past Vice Chairman of the Cellular Telecommunications Industry Association and has been on the Board of Governors of the NHL and NBA. Earlier in his career he served as an executive for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies and prior to that he served on the senior management team of American Cablesystems and Rogers Cablesystems. Mr. Chapple has been a member of the Syracuse University Board of Trustees since 2005, and currently serves as Chairman Emeritus, He also serves on the Advisory Board for the Maxwell School of Syracuse University, the Daniel J. Evans School of Public Affairs at the University of Washington and the Apostle Islands Historic Preservation Conservancy. He is the past Chairman of Cellular One Group and the Personal Communications Industry Association, past Vice-Chairman of the Cellular Telecommunications & Internet Association and has been on the Board of Governors of the NHL and NBA. Mr. Chapple received a Bachelor’s degree from Syracuse University and a Graduate Degree from Harvard University’s advanced Management Program.

Yves-Regis Cotrel. Mr. Cotrel is the Founder and, until his retirement in 2008, was President of Group Quietude, a real estate investment and operations firm with properties in Europe. From 1976 through his retirement in 2000 to form Group Quietude, Mr. Cotrel held senior executive positions first with the Sofamor Group, a world leader in manufacturing devices, equipment and biomaterials used in the treatment of spinal and cranial disorders, and then with its successor companies through various business combinations. In this capacity he developed distribution networks in more than 20 countries in Europe, the Middle East and Asia. Successor businesses to Sofamor Group included the Sofamor-Danek Group, which was formed through business combination with Danek USA and then Medtronic (NYSE: MDT) which merged with Sofamor-Danek Group in 1999. Mr. Cotrel holds a MSc in Management from IAE Lille and a Bachelor of Law degree from L’Ecole de Notariat de Paris.

John F. Donohue. Mr. Donohue has over twenty years of general management and operational experience in both start-up and established businesses with international activities. He currently serves as a board member of MarqMetrix, a research, development, and consulting company that provides government and commercial clients with optical measurement products and solutions. Until 2012, Mr. Donohue was a member of the board of directors of SeaMobile, Inc., a company which he co-founded in 2004 to serve the maritime communications sector. During his tenure at SeaMobile he held various executive operating, business development and fund-raising roles. During 2011, Mr. Donohue also served as Chief Operating Officer of L14, an investment firm established to own and operate wind, solar and biogas power plants Europe. Mr. Donohue is a veteran of the telecommunications industry having served earlier in his career as Vice President of Business Development for Western Wireless International and Vice President of International Operations for McCaw Cellular Communications/AT&T Wireless Services. He holds a Bachelor degree in Political Science from Union College in New York.

Family Relationships

Mr. Yves-Regis Cotrel is the father of Mr. Emmanuel Cotrel. Aside from this, there are no family relationships between any of our directors or executive officers.

Arrangements

There are no known arrangements or understanding with any major shareholders, customers, suppliers or others pursuant to which any of our officers or directors were selected in their capacity as such.

Arrangements Concerning Election of Directors; Family Relationships

6.B.           Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in the fiscal year ended June 30, 2014.

	Short-term Benefits		Post- employment Benefits	Value of Share- based Payments
Amounts in A$	Salary and Fees	Other	Superannuation	Shares	Options	Total

Gerard McGowan – CEO and Chairman	630,475	67,979	7,237	-	-	705,691
Todd Barlow – Independent Director	5,339	64,722	494	-	-	70,555
William Morro – Non-Executive Director	5,339	17,464	494	-	-	23,297
Carlo Botto - Executive Director	155,339	64,036	14,371	-	-	233,746
Richard Pillinger - Chief Financial Officer	250,000	-	23,125	-	-	273,125
Patrick Lennon - Senior Vice President, Wind and Off Grid Solutions	320,366	49,336	29,634	-	-	399,336
James Greer - CEO of International Operations	146,147	46,992	-	-	-	193,139
Total	1,513,005	310,529	75,355	-	-	1,898,889

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in the fiscal year ended June 30, 2013.

Amounts in A$	Short-term Benefits		Post- employment Benefits	Value of Share-based Payments
	Salary and Fees	Other	Superannuation	Shares	Options	Total
Gerard McGowan – CEO and Chairman	659,055	-	5,780	-	-	664,835
Mark Vaile – Independent Director*	30,581	-	2,752	-	-	33,333
Todd Barlow – Independent Director	64,220	-	5,780	-	-	70,000
Carlo Botto - Executive Director	300,000	-	25,000	-	-	325,000
Richard Pillinger	250,001	-	22,500	-	-	272,501
Edwin Cywinski**	226,000		31,215	-	-	257,215
Allan McClaren***	20,133	2,304	1,810	-	-	24,227
Patrick Lennon	321,102	39,138	28,899	-	-	389,139
James Greer	200,000	-	-	-	-	200,000
Total	2,071,092	41,442	123,736	-	-	2,236,250

* Mark Vaile served as non-executive chairman of the board until resigning effective January 31, 2013.

** Edwin Cywinski resigned May 13, 2013.

*** Allan McClaren retired August 17, 2012.

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in the fiscal year ended June 30, 2012.

Amounts in A$	Short-term Benefits		Post- employment Benefits	Value of Share-based Payments
	Salary and Fees	Other	Superannuation	Shares	Options	Total
Gerard McGowan – CEO and Chairman	633,765	136,364	5,780	-	-	775,909
Mark Vaile – Independent Director	91,743	-	8,257	-	-	100,000
James Anderson* - Independent Director*	194,296	-	3,987	-	-	198,283
Todd Barlow – Independent Director	64,220	-	5,780	-	-	70,000
Carlo Botto	296,203	-	26,658	-	-	322,861
Richard Pillinger	187,500	23,000	16,875	-	-	227,375
Edwin Cywinski	260,000	-	23,400	(11,997)	-	271,403
Allan McClaren	193,069	17,523	35,459	-	32,880	278,931
Patrick Lennon	321,101	19,603	28,899	-	-	369,603
James Greer	200,000	-	-	100,000	24,519	324,519
Total	2,441,897	196,490	155,095	88,039	57,399	2,938,884

* James Anderson resigned March 8, 2012.

Remuneration Policy

All key executives are eligible to receive a base salary, post-employment benefits (including superannuation), fringe benefits (including provision of a motor vehicle or the payment of a car allowance where necessary), options and performance incentives. Performance incentives are generally only paid once predetermined key performance indicators have been met. Our executives and members of our Board based in Australia receive a superannuation guarantee contribution required by the government, which is currently 9.25% of base salary, and do not receive any other retirement benefits. Some individuals, however, have chosen to allocate part of their annual compensation to increase payments towards superannuation.

The employment terms and conditions for all of our executives and directors are formalized in contracts of employment or service contracts. For employees, terms of employment require that an executive contracted person be provided with a minimum of 3 months’ notice prior to termination of an employment or service contract. A contracted person deemed employed on a permanent basis may terminate their employment by providing at least 3 months’ notice. Termination payments are not payable on resignation or under the circumstances of unsatisfactory performance.

The remuneration of directors and key executives is determined by the Remuneration Committee on an annual basis. The Board’s policy is to remunerate non-executive directors at market rates for time, commitment and responsibilities. All remuneration paid to key management personnel is valued at the cost to the company and expensed.

Service Agreements

The following key executives have service agreements as follows:

Richard Pillinger is employed by BlueNRGY Group Limited as a permanent, full- time employee. Mr. Pillinger commenced his position with us in October 2011, with a base salary of A$272,500, inclusive of superannuation. He has a notice period of 3 months. The contract provides for a bonus upon meeting defined performance objectives by the executive and the Managing Director.

Emmanuel Cotrel is employed by BlueNRGY LLC as a permanent, full-time employee pursuant to an employment agreement commencing June 14, 2014. Under his agreement, Mr. Cotrel is an at-will employee. If employment is terminated without cause, Mr. Cotrel would be entitled to six months of severance at his base salary. Base salary under the contract is $250,000subject to a 6-month severance, which severance is increased to 12 months if the employer requires compliance with non-compete provisions of the contract which extend for a 12-month period. The contract provides for bonus payments of up to 100%, subject to meeting targets set by the board.

Employee Equity Plan

On May 8, 2014, the board of directors adopted the 2014 Equity Plan that will serve as our primary employee share incentive plan. We have reserved 400,000 ordinary shares for issuance under the 2014 Equity Plan. The number of ordinary shares reserved under the 2014 Equity Plan is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. Any other increase in the number of ordinary shares reserved under the 2014 Equity Plan must be approved by the board of directors and shareholders. If an outstanding award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if the ordinary shares acquired pursuant to an award that are subject to forfeiture are forfeited without cost by the company, the ordinary shares allocable to the terminated portion of such awards or such forfeited ordinary shares shall again be available for issuance under the 2014 Equity Plan.

As long as we are a publicly held corporation within the meaning of Section 162(m) of the Code, no individual may be granted awards under our 2014 Equity Plan of more than 50,000 of our ordinary shares in any full fiscal year of the Company and for our fiscal year ending June 2014, no individual may be granted awards having a value of more than $200,000 at the time of grant.

The 2014 Equity Plan will be administered by the remuneration committee of our board of directors. The remuneration committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Equity Plan.

The following types of awards may be granted under the 2014 Equity Plan:

Share Options. A share option is a right to acquire our ordinary shares. The remuneration committee may grant non-qualified share options or “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Incentive stock options only may be granted to our employees. If a share option intended to qualify as an incentive stock option does not so qualify it will be treated as a non-qualified share option.

The remuneration committee will determine the terms of each share option. The exercise price of each share option may not be less than the fair market value of our ordinary shares on the date of grant. The term of each share option will be fixed by the remuneration committee and may not exceed 10 years from the date of grant. Share options may vest and become exercisable upon continued service to the company or upon the achievement of certain performance criteria. The remuneration committee will determine when each option may be exercised and other conditions applicable to the share option.

Share Appreciation Rights. A share appreciation right (SAR) is an award based upon a specified number of our ordinary shares that entitles the participant to receive a payment equal to the excess of the fair market value of our ordinary shares when the SAR is exercised over the exercise price of the SAR. The exercise price for each SAR will be determined by the remuneration committee but may not be less than the fair market value of our ordinary shares on the date of grant. SARs may vest and become exercisable upon continued service to the company or upon the achievement of certain performance criteria. The remuneration committee will determine when each SAR may be exercised, any other conditions applicable to it, and whether it will be settled in cash or our ordinary shares.

Restricted Share Awards. A restricted share award entitles the participant to subscribe for our ordinary shares, upon payment of no less than their nominal value, but the ordinary shares are subject to restrictions, which may include restrictions on transfer or forfeiture provisions. The remuneration committee will determine whether such restrictions will lapse upon continued service to the company or upon the achievement of certain performance factors, and any other conditions applicable to the restricted shares.

Restricted Share Units. A restricted share unit represents the right to acquire one ordinary share on a specified date, subject to such conditions and restrictions as the remuneration committee may determine, including continued service to the company or service with us through a specified vesting period or the attainment of certain performance criteria.

Performance Awards. Performance awards may be granted in the form of performance shares or performance units. A performance award is an award of a cash payment or an award denominated in our ordinary shares that is subject to the achievement of certain performance criteria. Our remuneration committee will determine the performance criteria and any other conditions applicable to the award, and whether the award will be settled in cash or in our ordinary shares. For participants in the United States, the performance awards are intended to qualify as “performance-based remuneration” under Section 162(m) of the Code.

Other Share Awards. In addition to the awards described above, the remuneration committee may carry out the purpose of the 2014 Equity Plan by awarding share-based awards as it determines to be in the best interests of the company and subject to such other terms and conditions as it deems necessary and appropriate.

Awards lapse upon the participant ceasing to be employed or engaged by us, with the exception that share options and share appreciation rights, to the extent vested and exercisable, may be exercised during a limited period of time after the participant leaves.

Awards granted under our 2014 Equity Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our remuneration committee.

The remuneration committee may award dividend equivalent rights in respect of awards made under the 2014 Plan, other than share options and share appreciation rights, but rights granted in respect of an award that is subject to vesting conditions will be subject to those vesting conditions.

Our remuneration committee may not, without shareholder approval, reprice our outstanding share options or share appreciation rights.

In the event of a change in control of our company, the outstanding awards may be treated as described below. For share options and share appreciation rights, the remuneration committee may provide in any award agreement or, in the event of a change in control, may take such actions as it deems appropriate to provide for the acceleration of the vesting and exercisability of the share option or share appreciation rights in connection with the change in control. In addition, the surviving, continuing, successor, or purchasing corporation, as the case may be (the “Acquiring Corporation”), may, without the consent of the participant, either assume the company’s rights and obligations under the outstanding share options and share appreciation rights and substitute for the outstanding share options and share appreciation rights substantially equivalent share options or share appreciation rights for the Acquiring Corporation’s shares. Any share options or share appreciation rights which are neither assumed or substituted for by the Acquiring Corporation in connection with the change in control nor exercised as of the date of the change in control shall terminate as of the date of the change in control.

With regard to awards other than share options and share appreciation rights, the remuneration committee may provide in any award agreement or, in the event of a change in control, may take such actions as it deems appropriate to provide for the acceleration or waiver of any applicable vesting condition, restriction period or performance criteria applicable to the award held by participant, whose service to the Company has not terminated prior to the change in control, effective immediately prior to the consummation of the change in control; provided, however, that such acceleration or waiver shall not occur to the extent such award is assumed or substituted with a substantially equivalent award by the Acquiring Corporation in connection with the change in control.

Our board of directors may suspend, amend or terminate the 2014 Equity Plan and our remuneration committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the participant’s consent. Certain amendments to the 2014 Equity Plan may require the approval of our shareholders.

We anticipate that our 2014 Equity Plan will terminate ten years from the date our shareholders approve our 2014 Plan, unless earlier terminated by our board of directors as described above.

6.C.           Board Practices

Independence

Four of the five members of the Board are considered to be independent according to the Australian law definition of independence. Mr. Morro, who became an executive of the Company on February 9, 2015, is the only non-independent member of the Board.

Audit Committee

On February 9, 2015, Mr. Donohue and Mr. Botto were appointed to the Audit Committee, Mr. Morro resigned as a member of the Audit Committee, and Mr. Donohue was appointed as the Audit Committee Chairman.

Compensation Committee

On February 9, 2015, Mr. Chapple and Mr. Donohue were appointed to the Compensation Committee and Mr. Morro resigned as a member of the Compensation Committee.

6.D.           Employees

As of April 30, 2015, we employed approximately 87 employees world-wide being predominantly full-time, permanent employees. Our employees are supported from time-to-time by consultants and contractors, the number of which varies. The breakdown of employees at the end of each of our last three fiscal years and as of April 30, 2015 per division is:

	Number of Employees
	As of June 30,			As of April 30,
Business Segment	2014	2013	2012	2015
Head office	11	12	12	6
Solar PV	26	30	49	15
Large-scale wind	5	4	1	1
CapTech	-	18	18	-
Parmac	50	63	50	60
Data Monitoring	-	-	-	5
Total	92	127	130	87

Of our 87 employees as of April 30, 2015, 15 were located outside Australia, of which 2 were in the United Kingdom and 13 were in the United States. In addition, we engage specialist consultant and temporary personnel from time to time as required to meet the needs of our businesses.

We believe that our relations with employees are good and we have not experienced any significant labor stoppages or disputes. Except for approximately 34 employees of Parmac, our employees are not represented by labor unions or covered by collective bargaining agreements

6.E.           Share Ownership

Beneficial Ownership of Senior Management and Directors

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the table below are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The following table presents certain information regarding the beneficial ownership of our ordinary shares as of May 29, 2015 by:

•	each person known by us to be the beneficial owner of more than five percent (5%) of our ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Shares
	Number	Percentage (2)
Washington H. Soul Pattinson & Company Limited (3)	58,488,472	18.26%
Christian Barbey(4)	17,837,325	5.56%

Directors and Executive Officers
Mr. Carlo Botto (5)	1,518,280	0.47%

Mr. John Chapple	14,060,040	4.39%

Mr. Emmanuel Cotrel (6)	32,561,336	10.17%

Mr. Yves-Regis Cotrel (6)	56,454,794	17.63%

Mr. John Donohue	8,572,918	2.68%

Mr. William Morro (7)	23,382,496	7.30%

Mr. Richard Pillinger	5,000,000	1.56%

Executive officer (as defined by Rule 3b-7 of the Securities and Exchange Act of 1934) and directors as a group (7 persons, including the executive officer and directors names above) (8)	134,119,483	41.88%

(1) Unless otherwise indicated, the address for each of the shareholders is c/o BlueNRGY Group Limited, 32 Martin Place, Sydney, NSW 2000.

(2) The applicable percentage of ownership for each beneficial owner is based on 320,277,838 ordinary shares outstanding as of May 29, 2015 In calculating the number of shares beneficially owned by a shareholder and the percentage of ownership of that shareholder, ordinary shares issuable upon the exercise of options or warrants, or the conversion of other securities held by that shareholder, that are exercisable within 60 days, are deemed outstanding for that holder; however, such shares are not deemed outstanding for computing the percentage ownership of any other shareholder.

(3) Address of the shareholder is GPO BOX 479, Sydney, NSW 2001

(4) Address of the shareholder is Ch. des Blanchettes 47 - 1093 La Conversion -Switzerland

(5) Includes all shares owned by Mr. Botto’s spouse, the beneficial ownership of which is disclaimed.

(6) Includes all shares owned by Ryames Investment Company LLC (7,430,381 ordinary shares). Ryames Investment Company LLC is an affiliate of both Mr. Emmanuel Cotrel and Mr. Yves-Regis Cotrel.

(7) Includes shares owned by WHI, Inc Retirement Savings Plan Trust, of which Mr. Morro is the beneficial owner.

(8) Shares owned by Ryames Investment Company LLC are counted only once in the total for our executive officers and directors as a group.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.           Major Shareholders

Five shareholders known to us owned beneficially more than 5% of our ordinary shares as of May 29, 2015. See Item 6.E under the heading “Beneficial Ownership of Senior Managers and Directors”.

As of May 7, 2015, 29.6% of our ordinary shares were held in the United States by 84 holders of record, and 70.4% of our ordinary shares were held in various foreign jurisdictions by 2,563 holders of record. None of the holders of our ordinary shares has different rights from other shareholders.

7.B.           Related Party Transactions

Related Party Transactions

Other than direct payments of compensation and reimbursement of out-of-pocket expenses incurred in the ordinary course and in accordance with our policies, during our 2014, 2013 and 2012 fiscal years and subsequently through the date of this registration statement, other than as disclosed below, we have not entered into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that give them significant influence over us, and close members of any such individual’s family; (d) our key management personnel and directors and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence. The value of the consideration ascribed to these transactions was at the exchange value at the time the transactions occurred and at the amounts agreed to by parties. We believe that all of these transactions were conducted on terms substantially equivalent to those that would have been established for similar transactions with non-affiliated parties. During the period from July 1, 2014 through May 29, 2015:

•

Between July 1, 2014 and his suspension on October 24, 2014, a series of payments were made to a Director, Mr. McGowan from the Company and its subsidiaries totalling $121,900 outside of the Company’s customary approval processes and were purported by Mr. McGowan to be for reimbursement of costs incurred on behalf of the company paid by himself. The Company has not been provided with adequate documentation by Mr. McGowan to determine whether or not these costs represent bona fide costs incurred on behalf of the Company. These payments have been recognised as an expense in our fiscal year 2015.

•	In April 2015 one of our subsidiaries, Parmac, secured a line of credit with an affiliate of our Managing Director, Mr. William Morro for up to US$0.5 million, referred to as the Parmac Liquidity Facility, against which we have drawn funds to meet working capital needs of Parmac. As of May 29, 2015, the Company had drawn the maximum amount available under the Parmac Liquidity Facility. The Liquidity Facility has a maximum term of four months and expires in July 2015. The facility has a commitment fee of 7.5% of the principal amount and interest is charged at 1.0% per month on the outstanding balance for the first 90 days (or duration of the facility if shorter), 1.25% per month on the outstanding balance during the next month and 2.0% per month on any outstanding exposure thereafter (a default rate) until the loan is repaid. The Parmac Liquidity Facility is secured over the trade receivables of Parmac.

•	Some of our Directors, or their related entities, have subscribed to purchase our ordinary shares under a Securities Purchase Agreement as follows:

Director	Subscription Amount US$	Subscription Price Per Share US$	Number of Ordinary Shares Issued
Mr. John Chapple	$500,000	$0.03785	13,210,040
Mr. Yves-Regis Cotrel	$450,000	$0.03785	11,889,036
Mr. William Morro	$600,000	$0.03785	15,852,048

•	Some of our Directors Associate Directors and Executives, or their related entities, who were shareholders in BlueNRGY LLC at the time we acquired it were issued our ordinary shares under the Purchase Agreement as follows. This transaction occurred before these individuals were appointed to our Board of Directors or as Executives of our company:

Director	Number of Ordinary Shares Issued
Mr. Yves-Regis Cotrel *	36,285,377
Mr. John F. Donohue	7,722,918
Mr. Emmanuel Cotrel	19,130,955
Mr. William Marks	12,951,743

* Included in the shares issued to Mr. Yves-Regis Cotrel were 7,965,997 shares issued in exchange for a loan of US$301,513 Mr. Cotrel had provided to BlueNRGY LLC prior to its acquisition by us. The exchange price was US$0.03785 per share.

•	In March 2015, Mr. Emmanuel Cotrel was paid $36,203 for amounts owed to him by BlueNRGY LLC at the time of its acquisition by us.

•	In March 2015, an affiliate of Mr. Emmanuel Cotrel and Mr. Yves-Regis Cotrel was paid $25,419 for amounts owed to their affiliate by BlueNRGY LLC prior to its acquisition by us.

•	In March 2015, an affiliate of Mr. Morro was paid $10,553 in repayment of a loan made to BlueNRGY LLC prior to its acquisition by us.

•	In December 2014 and January 2015, an affiliate of Mr. Morro made cash advances to us in the amounts of $58,590 and $90,000 respectively. These amounts were advanced to pay certain of our expenses in connection with the preparation of the DOCA and interim operations thereunder and immediately following consummation of the transactions contemplated therein. The amounts advanced have not yet been repaid, but we expect to do so, without interest or fees, as soon as we have funds are available.

During the fiscal year ended June 30, 2014:

•	TRW Pty Limited, an entity in which a Director, Mr. Gerry McGowan, has a direct interest, loaned $500,000 to the Company. The loan was repaid to TRW Pty Ltd on June 23, 2014. TRW Pty Ltd was paid a $25,000 transaction fee for the provision of this loan. No interest was charged on the loan.

•

TRW Holdings Pty Ltd, an entity in which a Director, Gerry McGowan has a direct interest, received payments for executive services provided by Mr. McGowan and for reimbursement of travel expenses and other operating disbursements incurred on behalf of the company. The total amount paid or payable to TRW Holdings Pty Ltd including GST for services other than the services of Mr. McGowan acting as Managing Director was $560,920. Of the payments made in 2014, $346,965 was made outside of the Company’s customary approval processes and was purported by Mr. McGowan to be for reimbursement of costs incurred on behalf of the company paid by TRW Holdings Pty Ltd. The Company has not been provided with adequate documentation by Mr. McGowan or TRW Holdings Pty Limited to determine whether or not these costs represent bona fide costs incurred on behalf of the Company. These payments have been recognised as an expense in profit or loss or the year ended June 30, 2014.

96

•

A series of payments were made to Mr. McGowan from the Company and its subsidiaries totalling $134,100 outside of the Company’s customary approval processes and were purported by Mr. McGowan to be for reimbursement of costs incurred on behalf of the company paid by him. The Company has not been provided with adequate documentation by Mr. McGowan to determine whether or not these costs represent bona fide costs incurred on behalf of the Company. These payments have been recognised as an expense in profit or loss for the year ended June 30, 2014.

•	A payment deferral and debt forgiveness agreement required that a creditor balance be assigned to TRW Holdings Pty Ltd, under the tri-party arrangement with the creditor and TRW Holdings. TRW Holdings neither gained nor lost from the transaction and the Company made all payments that were obligated to be made under that agreement to satisfy the original creditor claim in full. The Company received a Deed of Release and Forgiveness for the full amount of this debt from TRW Holdings Pty Ltd dated as of December 20, 2013.

•	The Company paid Pitt Capital Partners Limited, an entity in which a director, Todd Barlow has a direct interest, fees for corporate services of $180,290. Pitt Capital Partners Limited is an affiliate of Washington H Soul Pattinson & Co Limited (WHSP), CBD’s largest shareholder.

•	Our wholly-owned subsidiary, Capacitor Technologies Pty Ltd., or CapTech, paid Brodpower Pty Ltd, A$58,025 for contract maintenance and repair services. Yuri Brodsky was the Managing Director of CapTech prior to its sale and had an ownership interest in Brodpower Pty Ltd.

Transactions with Sligo Investments Limited

During the years ended June 30, 2014, 2013 and 2012 the Company entered into a series of transactions with Sligo Investments Limited. These transactions were all conducted with Mr. McGowan acting as the sole intermediary between the Company and Sligo. The Company and its Board of Directors have been unable to determine the identity of the parties who either own or control Sligo and have also been unable to determine the incorporation status of Sligo. Despite attempts to determine the facts surrounding Sligo, the Company cannot be assured that it is not a related entity to Mr. McGowan.

During the year ended June 30, 2012 the Company issued Series 1 Convertible Notes with a face value of US$1,000,000 to Sligo. On subscription to the Series 1 Convertible Notes 15,723 warrants were issued to Sligo with an exercise price of US$15.90 and an expiry date of May 31, 2017. A further 24,245 warrants with an exercise price of US$15.90 and an expiry date of May 31, 2017 were issued to Sligo during the 2013 financial year following an amendment to the Series 1 Convertible Notes. Interest and fees were incurred on these notes in the year ended June 30, 2014 of US$235,005 (2013: US$348,676; 2012: US$Nil). These charges were incurred on the same terms as for all Series 1 Noteholders. In June 2014 the Series 1 Notes held by Sligo and all accrued interest and charges totalling US$1,561,093 were exchanged for 390,273 ordinary shares in the Company. At June 30, 2014 the balance on the Series 1 notes issued to Sligo was $Nil.

In October 2013, Sligo loaned the Company $900,000 for working capital purposes under a loan agreement between Sligo and the Company. An arrangement fee of $70,000 and interest of $6,410 was charged on the loan prior to its repayment in December 2013. Under the sole direction of Mr. McGowan, the repayment was made to TRW Pty Limited in satisfaction of this loan, as confirmed by documentation received from Sligo subsequent to the repayment.

Transactions with Solon AG

An amount of $676,000 was paid to Solon AG in December 2013 which was solely initiated by a Director, Mr. Gerry McGowan, outside of the customary approval processes of the Company. Mr. McGowan represented to the Company that the payment was a deposit for a future order of Solar PV panels from Solon, however we have been unable to confirm that such an order was placed or accepted.  Despite attempts to independently verify the nature of this transaction and the validity of the supporting documentation, the Company has been unable to do so and cannot be assured that it was not made for the personal benefit of Mr. McGowan.  A payment was received by the Company in October 2014 for $680,000 from a third party. Documentation was provided to the Company in relation to this transaction which stated that this payment was consideration for the assignment of the alleged deposit by Solon to the party remitting the payment.  In absence of definitive information to the contrary the amount of $676,000 is recorded within Other Assets in the Statement of Financial Position at June 30, 2014. The funds received in October 2014 will be credited against Other Assets unless additional information is obtained by the Company to contradict this accounting treatment.

During the fiscal year ended June 30, 2013:

•	TRW Holdings Pty Ltd, an entity in which Mr. Gerard McGowan (our Managing Director and Executive Chairman) has a controlling interest, received payments for executive services provided by Mr. McGowan and for underwriting fees, reimbursement of travel expenses and other operating disbursements incurred on behalf of our company. The total amount paid or payable to TRW Holdings Pty Ltd, including GST, for services, other than for the services of Mr. McGowan acting as Executive Chairman and Managing Director of CBD Energy Ltd, was A$91,915.

•	The Group committed to pay Pitt Capital Partners Limited (an entity in which a Director at that time, Todd Barlow has a direct interest) an advisory fee equal to 10% of the net proceeds derived from the sale of non-core assets sold with such firm’s assistance. No fees relating to this assignment were paid to Pitt Capital Partners during our 2013 fiscal year. However, as described immediately above, fees were paid in September 2013 (after our fiscal 2013 year-end) in relation to the August 2013 sale of the CapTech business. Pitt Capital Partners Limited is an affiliate of WHSP, our largest shareholder.

•	Through June 30, 2013, our former wholly-owned subsidiary, Capacitor Technologies Pty Ltd., or CapTech (which we divested in August 2013), paid Brodpower Pty Ltd, A$409,660 for contract maintenance and repair services. Yuri Brodsky, the Managing Director of CapTech has an ownership interest in Brodpower Pty Ltd.

During the fiscal year ended June 30, 2012:

•	TRW Holdings Pty Ltd, an entity in which Mr. Gerard McGowan (our Managing Director and Executive Chairman) has a controlling interest, received payments for executive services provided by Mr. McGowan and for underwriting fees, reimbursement of travel expenses and other operating disbursements incurred on behalf of our company in the aggregate amount of A$4,596, which amount includes GST for services other than those of Mr. McGowan acting as our Managing Director.

•	Corporate and Administrative Services Pty Ltd, a company wholly owned by Pitt Capital Partners Limited (an entity in which a director at that time, Todd Barlow, has a direct interest), received payments for consulting, corporate services, reimbursement of travel expenses and other operating disbursements. The total amount payable to Corporate and Administrative Services Pty Ltd was A$22,085.

•	The Company paid Pitt Capital Partners Limited, an entity in which a director, Todd Barlow has a direct interest, fees for corporate services of $126,066. Pitt Capital Partners Limited is an affiliate of Washington H Soul Pattinson & Co Limited (WHSP), CBD’s largest shareholder.
•
•	Our wholly-owned subsidiary, Capacitor Technologies Pty Ltd., or CapTech, paid Brodpower Pty Ltd, A$375,904 for contract maintenance and repair services. Yuri Brodsky, the Managing Director of CapTech has an ownership interest in Brodpower Pty Ltd.

•	As part of the purchase of eco-Kinetics the Company agreed to contingent consideration to be paid to Edwin Cywinski on achievement of certain performance targets. Mr. Cywinski may be entitled to cash and share payments relating to the earn-out. The Company paid Mr. Cywinski $1,286,000 in relation to this earn-out agreement. Mr. Cywinski is no longer an employee of the Group.

•	The Company received from Vaile & Associates, an entity in which a Director, Mark Vaile has a direct interest, total payment of $246 for rental of office space and reimbursement of expenses.

7.C.           Interests of Experts and Counsel

Not applicable

ITEM 8.    FINANCIAL INFORMATION

8.A.           Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Australian Dollars (A$) and are prepared in accordance with Australian Accounting Standards.

See our audited financial statements for the fiscal years ended June 30, 2014, June 30, 2013, and June 30, 2012 included under Item 18 of this annual report.

Legal Proceedings

In December 2014, a class action securities suit was filed in a federal court in the Eastern District of Texas against the Company and various current and past officers and directors, namely Mr. William Morro, Mr. Carlo Botto, Mr. Richard Pillinger, Mr. Todd Barlow, Mr. Gerard McGowan and Mr. James Greer. Mr. Morro, formerly a non-executive independent director currently serves as Chairman of the Company’s Board and its Managing Director (the Australian entity equivalent of a CEO); Mr. Botto continues as a non-executive member of the Board; and Mr. Pillinger is the Company’s CFO. The other parties to the lawsuit are no longer associated with the Company. This lawsuit is still pending with respect to the former officers and directors and we believe that those parties intend to defend themselves vigorously. The DOCA had the effect of extinguishing the claims against the Company in this action, however, the possibility remains that the plaintiffs will endeavor to press their claims in jurisdictions outside Australia. It is impossible to estimate the outcome or the costs to us of such an action if it were to occur.

In December 2014, a different lawsuit was filed in New York State Supreme Court by one of the holders of Series B Preferred Shares against the Company and Messrs. Morro, Botto, and McGowan. This action was withdrawn without prejudice in April 2015, but prior thereto Mr. Morro and Mr. Botto entered into a settlement with respect only to themselves in their capacity as directors that precludes the plaintiff reasserting the suit against them except in the case that plaintiff is itself sued in connection with losses suffered on the investment. The suit can be reasserted again at any time against Mr. McGowan or other competent officers or directors or against us. However, The DOCA had the effect of extinguishing the claims against the us in this action, but the possibility remains that the plaintiffs could endeavor to press their claims in jurisdictions outside Australia. It is impossible to estimate the outcome or cost to us of such an action were it to occur.

Both of these suits are still pending with regard to the current and former officers/directors and the current officers and directors plan to defend themselves vigorously. The Administration” had the effect of extinguishing the claims against the Company in these actions.

We are not currently a party to any other material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation.

8.B.           Significant Changes

The following material events have occurred subsequent to June 30, 2014 on the dates indicated:

(a) Transactions

On July 3, 2014, BlueNRGY acquired 100% of the share capital of Green Earth Developers, LLC (‘GED’). Consideration paid consisted of a combination of cash, deferred cash payment obligations and 500,000 Company ordinary shares with an approximate value of US$3,175,000.

On January 27, 2015 we acquired 100% of the share capital of BlueNRGY LLC. Refer to the heading “(f) Entry into Material Definitive Agreements” below under this Item 8.B.

(b) Financing

On July 25, 2014, BlueNRGY entered into a securities purchase agreement with certain foreign investors, pursuant to which the Company issued a total of 900 newly authorised Series B Cumulative Convertible Preferred Shares, together with warrants to purchase up to 112,500 ordinary shares of the Company for an aggregate purchase price of $900,000. The exercise price per Ordinary Share under the Warrants is 125% of the 10-day volume weighted average price of the Company’s Ordinary Shares on the Initial Closing Date (which the parties agreed was $3.2916). The Warrants are exercisable immediately and expire on July 25, 2018.

During July and August 2014, the Company sold 2,500 Series B Cumulative Convertible Preferred Shares together with Warrants to purchase up to 416,667 Ordinary Shares for an aggregate purchase price of US$2,500,000.

On July 24, 2014 the Company issued 465,000 Ordinary Shares and on August 9, 2014 it issued 122,500 Ordinary Shares upon the respective conversions of 186 and 49 Class A Preferred Shares. The Company has committed to redeem all of the remaining 200 Series A Preferred Shares and to accept a contemporaneous subscription for 2,000 Series B Preferred Shares having a Face Value equal to that of the redeemed Series A Preferred Shares.

On September 3, 2014 the Company issued 275,000 ordinary shares in lieu of cash payments as due diligence fees and professional services supplied to the Company.

(c) Other

Listed status and Trading

On October 21, 2013 the Company signed an exclusive, worldwide, long-term license agreement with Westinghouse Electric Corporation to use the WESTINGHOUSE® trademark as the corporate banner for its solar business. This agreement was terminated on January 30, 2015.

On November 13, 2014, NASDAQ halted trading in the shares of the Company as a result of the Company’s failure to lodge its 2014 Annual Report and this halt is still in place.

On November 25, 2014, the Company received a letter from NASDAQ’s Listing Qualifications Department stating that, in light of the commencement of the voluntary administration, trading of the Company’s common stock was to be suspended at the opening of business on Thursday December 4, 2014 and that they would seek the delisting of the Company’s shares. BlueNRGY appealed the delisting determination and appeared with counsel at a hearing before an independent Nasdaq Hearings Panel on January 8, 2015.

On January 26, 2015, the Company received a letter from the Panel granting the Company’s request for continued listing on the Nasdaq Capital Market subject to meeting a series of deadlines including filing its Annual Report on Form 20-F for the year ended June 30, 2014.

On October 23, 2014, the Audit Committee, after discussions with PricewaterhouseCoopers (‘PwC’), the Company’s independent registered public accounting firm at that time, determined that there was sufficient uncertainty about the accuracy of disclosures about related-party transactions involving its Executive Chairman and Managing Director, Mr. McGowan, and therefore that its previously issued audited financial statements for the fiscal years ended June 30, 2013 and 2012 should no longer be relied upon.

Notice of material control weaknesses and investigation of possible contraventions of the Corporations Act

The Audit Committee received notices from PwC that PwC has identified material weaknesses in financial controls and had identified the possibility of misconduct and contraventions of the Australian Corporations Act 2001 (Cth) (the ’Act’) by the Company and involving the Company’s Executive Chairman and Managing Director, Mr. McGowan.

Resignation of Registered Independent Public Accounting Firm

Effective November 10, 2014, PricewaterhouseCoopers (‘PwC’), the registered independent public accounting firm for BlueNRGY Group Limited (the ‘Company’), resigned from its role as auditor of the Company’s financial statements in connection with the Company’s US legal and regulatory requirements, having concluded that it is not independent of BlueNRGY under applicable PCAOB rules due to non-payment of its professional fees by the Company.

Engagement of new independent registered public accounting firm

On January 29, 2015, the Audit Committee of the Company’s Board of Directors appointed HLB Mann Judd (‘HLB’) as the Company’s new independent registered public accounting firm. HLB have audited the Company’s financial statements for the years ended June 30, 2012, June 30, 2013, and June 30, 2014. This appointment was approved by shareholders at the Extraordinary General Meeting held on March 12, 2015 following the removal of PwC as auditor of the company.

(d) Voluntary Appointment of Administrators

On November 14, 2014, by unanimous resolution of those members of its Board permitted to consider the matter and to vote, it was determined that the Company and three of its Australian subsidiaries (i) were insolvent or likely to become insolvent in the future (ii) should be placed into voluntary administration (‘VA’) under the Australian Corporations Act 2001 (the ‘Act’), and (iii) appoint Said Jahani and Trevor Pogroske from Grant Thornton as joint and several administrators (referred to hereinafter in the singular as ‘Administrator’) pursuant to section 436A of the Act.  The three Australian subsidiaries of the Company that entered VA were CBD Solar Labs Pty, Westinghouse Solar Pty Ltd and KI Solar Pty Ltd, which, together with the Company are referred to as the VA Companies. As a result of the Administrator’s appointment, the powers of the directors of the VA Companies were suspended and the Administrator took control of the affairs of the companies subject to the appointment. The Company’s other subsidiaries continued to operate outside the VA process.

Immediately prior to the commencement of the VA, the Company and Westinghouse Solar Pty Ltd entered into an amendment to the existing finance and security arrangements with the company’s secured creditor, Wind Farm Financing Pty Ltd (WFF), pursuant to which WFF made additional advances totaling A$400,000 to those companies.  A$240,000 was advanced to the trust account of Grant Thornton, Sydney, for the sole and exclusive purpose of enabling the companies to pay Employee Entitlements, of which A$216,603 was agreed to be used immediately to partially pay outstanding Employee Entitlements owed by the Companies.  In addition, A$160,000 was advanced by WFF to the Trust Account for purposes of funding the trading expenses of the VA Companies.

(e) Exiting Voluntary Administration

Effectiveness of Two Deeds of Company Arrangement

On December 24, 2014, two deeds of company arrangement under the Australian Corporations Act 2001 (collectively, the ’Reorganisation Plans’) were signed. The Reorganisation Plans became effective on January 27, 2015, along with a variation of the Reorganization Plans that removed all references to a draft license agreement and specified that the Administrators of the Deed Funds will hold 38,123,652 shares in trust – 90% under the Company’s Trust Deed and 10% under the Trust Deed of the Company’s subsidiary, Westinghouse Solar Pty Ltd.

The Reorganisation Plans provide, among other things, that: (i) creditor claims and contingent liabilities of the Company were extinguished and creditors received newly issued ordinary shares of the Company; and (ii) investors infused US$1 million into the Company in order to meet the requirements of the Deed Funds set forth in the Reorganisation Plans. The Deed Funds will be used to pay creditor claims. Creditors of the Company will receive $610,000 and creditors of the Company’s subsidiary, Westinghouse Solar Pty Ltd, will receive $390,000.

As a consequence of the effectiveness of the Reorganisation Plans, Said Jahani and Trevor Pogroske from Grant Thornton are no longer joint and several administrators. The Company has now exited voluntary administration and is being managed by its Board of Directors (the ‘Board’).

(f) Entry into Material Definitive Agreements

On November 19, 2014, the Company’s subsidiary, GED, entered into a Loan and Security Agreement with WFF pursuant to which it agreed to lend GED up to $360,000 (the ‘GED Loan’).  The GED Loan bears interest at a rate of 6% per annum and is payable on demand.  All of GED’s obligations under the GED Loan are secured by a first lien on the assets of GED.

BlueNRGY Acquisition

In connection with effectuating the Reorganisation Plans, the Company, on January 27, 2015, entered into an Amended and Restated Membership Interest Purchase Agreement (the ‘Purchase Agreement’) in order to acquire BlueNRGY, LLC (‘BlueNRGY’). Pursuant to the Purchase Agreement, the Company acquired 100% of the issued and outstanding membership interests of BlueNRGY (the ‘Acquisition’). The purchase price of BlueNRGY was the issuance of an aggregate of 150,162,640 ordinary shares of the Company to BlueNRGY’s previous owners.

(g) Issuance of Shares

In connection with effectuating the Reorganisation Plans, the Company, on January 27, 2015, entered into an Amended and Restated Membership Interest Purchase Agreement (the ‘Purchase Agreement’) in order to acquire BlueNRGY, LLC (‘BlueNRGY’). Pursuant to the Purchase Agreement, the Company acquired 100% the issued and outstanding membership interests of BlueNRGY (the ‘Acquisition’). The purchase price of BlueNRGY was the issuance of an aggregate of 150,162,640 ordinary shares of the Company.

Pursuant to the Reorganisation Plans summarized under the heading ‘Exiting Voluntary Administration’, the Company issued 96,028,937 ordinary shares to Company.

Immediately following the effectiveness of the Reorganisation Plans, certain creditors exchanged $701,513 of indebtedness at the Offering Price and the Company issued 18,534,029 ordinary shares to them.

Since January 27, 2015 the Company has raised the equivalent of $2,336,000 through the issuance of 48,877,148 ordinary shares. Of this, $1,247,000 was paid to the Deed Fund.

(h) Change in Terms of Series B Preferred Shares

As a condition to the Purchase Agreement, the Series B Preferred Share terms were amended by unanimous resolution of the Company’s Board and the holders of the requisite majority of the Series B Preferred shares. The conversion price was reset to 1.325 times the Offering Price and the right of Series B Preferred Shares to receive dividends was eliminated after January 31, 2015.  The rights of Series B shareholders to appoint a member of the Board and to limit future share issues were also eliminated.  This summary of the modifications to the terms of our Series B Preferred Shares is qualified in its entirety by the revised terms set forth in the exhibit to the Securities Purchase Agreement pursuant to which the private placement proceeds were raised to effect the DOCA and which was included as an exhibit to our Form 6-K/A filed on January 29, 2015.

(i) Board and Executive Changes

On July 18, 2014, Todd Barlow resigned as a director of the company.

Effective August 5, 2014, Luisa Ingargiola was appointed as a non-executive member of the Board by the holders of a requisite majority of the Company’s Series B Shares in accordance with the rights of the Series B Shares to appoint one member of the Company’s Board. Upon joining the Board, Ms. Ingargiola was appointed to the Company’s Audit Committee and Compensation Committee. Ms. Ingargiola resigned as a director on October 23, 2014.

Effective as of October 21, 2014, the Company’s Directors appointed William Morro as non-executive Chairman of the Board and Chairman of its Executive Committee.

As of November 14, 2014, Mr. Gerard McGowan was: suspended as the Company’s Managing Director pursuant to Article 18 of the Company’s Constitution; removed as a director of all Company subsidiaries where the applicable constitutional authority permitted such action; and the Administrator terminated the Contractor Agreement entered into as of May 1, 2014 between the Company, TRW Holdings Pty Ltd (‘TRW’) and Mr. McGowan pursuant to which TRW contracted to procure Mr. McGowan’s services as Chief Executive Officer of the Company.

Effective December 30, 2014, Gerard McGowan resigned as a director of BlueNRGY Group Limited.

Effective January 27, 2015, the Board appointed John H. Chapple, Yves-Regis Cotrel, and John F. Donohue as members of the Board.  The appointment of Mr. Cotrel and Mr. Donohue became effective on January 27, 2015 and that of Mr. Chapple on February 2, 2015.

On February 9, 2015, Mr. Donohue and Mr. Botto were appointed to the Audit Committee, Mr. Morro resigned as a member of the Audit Committee, and Mr. Donohue was appointed as the Audit Committee Chairman.

On February 9, 2015, Mr. Chapple and Mr. Donohue were appointed to the Compensation Committee and Mr. Morro resigned as a member of the Compensation Committee.

On February 9, 2015, the Board unanimously appointed Mr. Morro as the Company’s Managing Director and Emmanuel Cotrel as Senior Vice President of the Company.

On February 9, 2015, the Board formed an Executive Committee comprised of Mr. Morro, Mr. Donohue, and Mr. Chapple.

ITEM 9.    THE OFFER AND LISTING

9.A.           Offer and Listing Details

Australian Securities Exchange

Our ordinary shares traded on the ASX under the symbol CBD from 1989 through January 31, 2014. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX.

	CBD Ordinary Share Closing Prices
	A$
	High	Low
Fiscal Year
2010	0.1950	0.0750
2011	0.2000	0.0960
2012	0.1450	0.0400
2013	0.0460	0.0060
2014	0.0160	0.0080

Fiscal Year 2013
First Quarter	0.0460	0.0310
Second Quarter	0.0300	0.0150
Third Quarter	0.0330	0.0160
Fourth Quarter	0.0180	0.0060
Fiscal Year 2014
First Quarter	No market activity – trading suspended
Second Quarter	0.0160	0.0080
Third Quarter	0.0160	0.0110

OTCBB

Our ordinary shares traded on the OTCBB from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the OTCBB.

	CBD Ordinary Share Closing Prices
	US$
	High	Low
Fiscal Year 2014
Third Quarter	10.00	4.00
Fourth Quarter	18.00	3.00

The NASDAQ Capital Market

Our ordinary shares began trading on The NASDAQ Capital Market on June 13, 2014. Trading was suspended on November 13, 2014 following commencement of the VA process. Due to the delinquency of this Report and other concerns of The NASDAQ Capital Markets about whether we met and continue to meet the listing requirements, trading in our ordinary shares has not yet resumed. Although we are endeavoring to complete the steps necessary to allow our share to resume trading, there can be no assurance that our ordinary shares will continue to trade on The NASDAQ Capital Market when trading recommences, or if trading will resume. The following table sets forth, for the periods indicated, the high and low market closing price for our ordinary shares as quoted on The NASDAQ Capital Market.

	CBD Ordinary Share Closing Prices
	US$
	High	Low
Fiscal Year 2014
Fourth Quarter	4.00	3.40

Fiscal Year 2015
First Quarter	4.00	2.19
Second Quarter	2.56	0.84
Third Quarter	No market activity – trading suspended

Month (2014 and 2015)
December – May	No market activity – trading suspended

9.B.           Plan of Distribution

Not applicable.

9.C.           Markets

Our ordinary shares were listed on the Australian Stock Exchange, or ASX, from 1989 through January 31, 2014, when we voluntarily delisted them in connection with our U.S. listing. Our ordinary shares traded on the OTCBB from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF, and began trading on The NASDAQ Capital Market on June 13, 2014 but trading was suspended on November 13, 2014 following commencement of the VA process. Due to the delinquency of this Report and other concerns of The NASDAQ Capital Markets about whether we met and continue to meet the listing requirements, trading in our ordinary shares has not yet resumed. Although we are endeavoring to complete the steps necessary to allow our share to resume trading, there can be no assurance that our ordinary shares will continue to trade on The NASDAQ Capital Market when trading recommences, or if trading will resume.

9.D.           Selling Shareholders

Not applicable.

9.E.            Dilution

Not applicable.

9.F.            Expense of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A.         Share Capital

Not applicable.

10.B.         Memorandum and Articles of Association

Information relating to our Constitution is incorporated by reference to the Registration Statement on Form F-1 (File No. 333-194780), as filed with the SEC on March 25, 2014.

10.C.         Material Contracts

Substantially all of the material executory contracts of our parent company were terminated in the VA process, including the license and trademark agreements with Westinghouse Electric Corporation for use of the Westinghouse brand in connection with our solar sales. In conjunction with our emergence from VA, we entered into an acquisition agreement with the shareholders of BlueNRGY LLC and subscription agreements with various investors who provided funds for our recapitalization (refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement” and Item 8.B. under the heading “Issuance of Shares” and the exhibits to our Form 6-K/A filed on January 29, 2015). We retained the rights to collect installment payments related to our Larkden Technology (refer to Item 4.B under the heading “Description of our Business Segments -- Energy Efficiency -- Remote Area Power Systems (RAPS)), although we are obligated under the DOCA to remit payments received to WHSP.

Our operating subsidiaries routinely enter into contracts and purchase orders with customers for the performance of solar and climate installations and data management and O&M services, but individually these contracts are not material. The CIWL contract is material to us but termination may have been triggered by the VA process (refer to “Description of our Business Segments -- Energy Efficiency -- Remote Area Power Systems (RAPS”)).

10.D.         Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

The Foreign Acquisitions and Takeovers Act 1975 and Corporations Act 2001

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975, or the Foreign Takeovers Act. Australia's Foreign Investment Policy (Policy) operates alongside the Foreign Takeovers Act and places further limitations on foreign acquisitions. Although the Policy does not have the force of law, the Treasurer will refer to it in making decisions under the Foreign Takeovers Act. Further, non-compliance can lead to negative impacts such as negative views on future FIRB applications and strained relations between the company and the government.

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 15% or more of the shares in any company having total assets of A$248 million or more (or A$1,078 million or more in case of U.S. investors in non-sensitive sectors) without the Australian Treasurer’s prior approval. “Associates” is a broadly defined term under the Foreign Takeovers Act and includes:

• spouses, lineal ancestors and descendants, and siblings;

• partners, officers of companies, the company, employers and employees, and corporations;

• their shareholders related through substantial shareholdings or voting power;

• corporations whose directors are controlled by the person, or who control a person; and

• associations between trustees and substantial beneficiaries of trust estates.

In addition, if a foreign person acquires shares in a company having total assets of A$248 million or more (or A$1,078 million or more in case of U.S. investors) and, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate, seeking approval for the transaction would be advisable. It is not an offence to complete such a transaction, however if such a transaction proceeded unapproved, the Treasurer would retain residual transaction blocking and divestment rights if he forms the view that such a transaction is against the “national interest.” Effectively this means that if the approval was not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ordinary shares. At present, we do not have total assets of A$248 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we will need to be mindful of the number of ordinary shares that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with their associates) to ensure that it will not be exceeded without an application to the Australian Treasurer’s for approval having been contemplated and submitted if considered necessary.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Treasurer then has 30 days to consider the application and make a decision. However, the Australian Treasurer may extend the period by up to a further 90 days by publishing an interim order. As for the risk associated with seeking approval, the Policy provides that the Australian Treasurer may reject an application if it is contrary to the national interest.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Foreign Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$248 million; or (ii) any direct or indirect ownership in Australian residential real estate and certain non-residential real estate.

The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Because we have no current plans for any such acquisition and do not own any property, any such approvals required to be obtained by us as a foreign person under the Foreign Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Subject to certain exceptions under the Corporations Act, acquisitions of interests in voting shares of our company will be prohibited where, as a result of the acquisition, the acquirer’s or someone else’s voting power (as defined in the Corporations Act) in our company increases to more than 20.0% or from a starting point that is above 20.0% and below 90.0%. The definition of voting power in the Corporations Act is broad, and includes control by persons or their associates over voting or disposal of voting shares. There are a number of exceptions to the prohibition, the most important of which permit: (i) acquisitions under a formal takeover bid made in accordance with the Corporations Act in which all shareholders can participate; (ii) acquisitions resulting from a court-approved scheme of arrangement; (iii) acquisitions made with specified shareholder approvals (where no votes are cast in favor by the parties to the transaction or their associates); and (iv) acquisitions of no more than 3.0% of voting power (as defined in the Corporations Act) every six months. Australian law requires all holders of a class of shares to be treated equally under a takeover bid and prescribes various aspects of the conduct of a takeover bid, including timing and disclosure requirements.

In addition, on application by a person, the Australian Takeovers Panel may declare that unacceptable circumstances exist in relation to the affairs of our company. Such a declaration may be made where it appears to the Panel that, among other things, circumstances are unacceptable having regard to the effect the circumstances have had, are having, will have or are likely to have on the control, or potential control, of our company or the acquisition, or proposed acquisition, by a person of a substantial interest in our company. A declaration can be made whether or not the circumstances constitute a contravention of the Corporations Act. If a declaration is made, the Panel may make a wide range of remedial orders.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our company to be made in writing if the company's shares are not quoted on the Australian Securities Exchange. Under current stamp duty legislation no stamp duty will be payable in Australia on the transfer of ordinary shares.

10.E.         Taxation

The following is a discussion of the material Australian and U.S. federal income tax consequences of an investment in our ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Australian Tax Consequences

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ordinary shares. This discussion is based upon existing Australian tax law as of the date of this Report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law that may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of shares.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to non-Australian resident shareholders that are not operating from an Australian permanent establishment (“Foreign Shareholders”) will be subject to dividend withholding tax, to the extent the dividends are not foreign sourced and declared to be conduit foreign income (“CFI”) and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the United States is beneficially entitled is limited to 15%.

If a company that is a Foreign Shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to nil.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Foreign Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years.

Foreign Shareholders who, together with associates, own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Net capital gains are calculated after reduction of capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Revenue Account

Some Foreign Shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Foreign Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. For Foreign Shareholders that are corporations, the tax rate would be 30%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia.

To the extent an amount would be included in a Foreign Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No transfer duty is payable by Australian residents or foreign residents on the trading of shares that are quoted on the NASDAQ or OTBB.

Australian Death Duty

Australia does not have estate or death duties. As a general matter, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax.

United States Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax considerations applicable to an investment in ordinary shares by a U.S. holder, as defined below, that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address the tax consequences to any particular holder nor any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own (directly, indirectly or constructively) 10% or more of our equity or persons that are not U.S. holders.

In addition, this discussion does not address any state, local or non-U.S. tax considerations (other than the discussion below relating to certain withholding rules and the United States — Australian income tax treaty). Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ordinary shares.

In this section, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

As used in this section, a “non-U.S. holder” is a beneficial owner of ordinary shares that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ordinary shares should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Dividends

Subject to the passive foreign investment company rules, discussed below, U.S. holders will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of receipt. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on ordinary shares will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) the dividends are, with respect to ordinary shares, readily tradable on a U.S. securities market, provided that we are not, in the year prior to the year in which the dividend was paid, and are not, in the year which the dividend is paid, a PFIC and (iii) certain holding period requirements are met. The Agreement between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We have applied to list the ordinary shares on The NASDAQ. Provided that the listing is approved, U.S. Treasury Department guidance indicates that the ordinary shares will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on ordinary shares will meet conditions (i) and (ii), described above. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld by us for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the ordinary shares if you (i) have held the ordinary shares for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations — Taxation of Dividends.”

Sale or Exchange of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s adjusted tax basis in the ordinary shares. Any gain or loss recognized on a sale, exchange or other disposition of ordinary shares will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See “Australian Tax Considerations — Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be treated as a passive foreign investment company (a “PFIC”) for any taxable year if either (a) at least 75% of its gross income for such taxable year consists of certain types of passive income or (b) at least 50% of gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. The average percentage of a corporation’s assets that produce or are held for the production of passive income generally is determined on the basis of the fair market value of the corporation’s assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation’s assets, however, if the corporation is a controlled foreign corporation, or CFC, that is not a publicly traded corporation for the taxable year. We would be treated as a CFC for any year on any day in which U.S. holders each own (directly, indirectly or by attribution) at least 10% of our voting shares and together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of all of our shares. If we are treated as a CFC for U.S. federal income tax purposes for any portion of our taxable year that includes this offering, we would likely be classified as a PFIC for the current taxable year. The CFC determination involves a highly complex and technical factual analysis and, in certain cases such as our own, potentially cannot be made with complete certainty. However, although no assurances can be made in this regard because of these complexities, based on our current shareholder composition, we believe that we are not a CFC.

Additionally, in determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2014. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ended June 30, 2015. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were classified as a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year, other than a pre-PFIC year, will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year (other than a pre-PFIC year).

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), a U.S. holder of ordinary shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

If a U.S. holder owns ordinary shares during any year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. Additionally, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC. However, pursuant to recently issued guidance, this additional filing obligation is suspended until the IRS releases the relevant final form. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to our ordinary shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ordinary shares.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ordinary shares, provided that the listing of the ordinary shares on The NASDAQ is approved and that the ordinary shares are regularly traded. We anticipate that our ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election for the ordinary shares, the electing U.S. holder will include in income each taxable year that we are a PFIC, an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the holder’s taxable year over the adjusted basis in such ordinary shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on an applicable exchange or the IRS consents to the revocation of the election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Medicare Tax

An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over US$200,000 (or US$250,000 in the case of joint filers or US$125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of an investment in the ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. U.S. holders are urged to contact their own tax advisors as to their qualification for an exemption from backup withholding tax and the procedure for obtaining this exemption.

Foreign asset reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

10.F.         Dividends and Paying Agents

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board may deem relevant.

10.G.         Statement by Experts

Not applicable.

10.H.         Documents on Display

Publicly filed documents concerning our Company which are referred to in this Annual Report may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room at the SEC’s principal office, 100 F Street, N.E., Washington D.C. 20549, after payment of fees at prescribed rates.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval or EDGAR, system. We have made all our filings with SEC using the EDGAR system.

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the Annual Report, are also available to you on the SEC’s website at http://www.sec.gov.

Information may also be found on the Investor Relations section of our website at http://ir.stockpr.com/cbdenergy/sec-filings

10.I.          Subsidiary Information

Not applicable.

PART II

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates, equity and credit risk. The main risks to which we are exposed are discussed below. Refer to Note 22 to the audited financial statements in Item 18 for more detailed analysis of the potential financial impact of these risks.

Market risk

Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates and fluctuations in the value of equity securities as described below.

Foreign currency risk management

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities, borrowings, and financial assets.

Our parent company and a number of our subsidiaries use the Australian dollar as their functional currency because the majority of their revenues and expenses are denominated in Australian dollars. Accordingly, our reporting currency is also the Australian dollar. We did, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from the measurement of purchased components, debt, preferred stock, and other monetary assets and liabilities denominated in foreign currencies converted to Australian dollars, with the resulting gain or loss recorded as “Other income” or “Other expenses” and the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies. In the future this exposure may be reduced as the Company strives to develop and sell assets and project in the same currency in which it borrows and/or purchases inventory and components for those assets and projects.

Foreign currency sensitivity

We are party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates. Our Parmac and GED Working Capital Facilities (as described in Item 5.B Liquidity and Capital resources) are denominated in U.S. dollars. In addition, the face value of our Series B Preferred Stock and the face value of the preferred stock of our Parmac and CIWL subsidiaries, the Subsidiary Preferred, is denominated in U.S. dollars.

We do not apply hedge accounting. At June 30, 2014 and subsequently through the date of this Report, there was no contract hedging in place.

Interest rate risk

Our main interest rate risk arises from borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk only if the borrowings are carried at fair value, which is not our policy.

During fiscal years 2012, 2013 and 2014, our borrowings at variable rate were denominated in Australian Dollars. At April 30, 2015 all of our borrowings are fixed rate (subject to penalty rates which may be applied under default events).

We constantly analyze our interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

At April 30, 2015 we had no significant interest bearing assets other than cash and cash equivalents, therefore our income and operating cash flows are substantially independent of changes in market interest rates.

Liquidity and capital risk management

Our objective is to maintain a balance between continuity of funding and flexibility through the use of variety of equity and debt instruments.

As discussed in Item 5.B under the heading “Liquidity and Capital Resources”, there is a material uncertainty that may cast significant doubt on whether we will be able to continue as a going concern and therefore whether it will realize our assets and settle our liabilities and commitments in the normal course of business and at the amounts stated in the financial report.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

Not applicable.

C.     Other Securities

Not applicable.

D.     American Depositary Shares

Not applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In our 2013 fiscal year we defaulted on a bank overdraft facility with Westpac Bank having balances of up to A$1.0 million and on our Series 1, Series 2 and Series 3 notes. As a consequence, these debt obligations were recorded as current liabilities of A$19.1 million as of June 30, 2013. As described in Item 5.A and 5.B., we were subject to default fees and costs related to the defaults during our 2013 fiscal year.

Some of our debt obligations outstanding as of fiscal year-end 2013 were extinguished in conjunction with exchange agreements entered into prior to our public offering in June 2014 and, upon the consummation of that offering and commencement of trading of our shares on The NASDAQ Capital Market, we had no indebtedness in default. However, circumstances encountered subsequent to that offering resulted in defaults under our outstanding bonds issued by our subsidiaries, Energy Bonds Plc and Secured Energy Bonds Plc and our remaining convertible note obligations. Consequently, A$26.9 million of our $27.2 million interest-bearing loans and borrowings were shown as current as of June 30, 2014.

In part because of the defaults or imminent defaults under our debt obligations, we entered VA on November 14, 2014. The placement of our company into VA triggered defaults under our agreements with Westinghouse Electric Corporation and CIWL that ultimately resulted in the termination of our licensing agreement with Westinghouse Electric and an ongoing dispute with CIWL. When we emerged from VA, our indebtedness was extinguished pursuant to the DOCAs, together with most of our executory contracts and we were not in default under any material contracts or loan agreements and, with the exception of the CIWL agreement that Chatham Islands Electricity Limited is seeking to terminate, we are not in default under any agreements as of the date of this report on Form 20-F. Refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement”.

We have never paid dividends and there are no dividend arrearages or delinquencies.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Share Issuances and Modifications Under Our Reorganization Plans

In accordance with and upon effectiveness of the DOCAs:

•	we issued additional ordinary shares to the Deed Fund, our secured creditor, WHSP and to shareholders and designees of BlueNRGY LLC. Refer to Item 8.B. under the heading “(g) Issuance of Shares”.

•	our CIWL and Parmac subsidiaries issued convertible preferred shares to WHSP with face values respectively of US$1.4 million and US$2.2 million, collectively referred to as the Subsidiary Preferred. The Subsidiary Preferred accrues a dividend of 4% per annum on the face value and is convertible at any time into our ordinary shares at US$0.3785 per share. The Subsidiary Preferred issued by CIWL may not be converted if the Chatham Island Project contract with Chatham Islands Electricity Limited is terminated (refer to Item 4.B. under the heading “Description of Our Business Segments -- Energy Efficiency -- Remote Area Power Systems (RAPS)” This summary description of the terms of the Subsidiary Preferred is qualified in its entirety by the terms set forth in the Exhibits to the DOCA for our Company and filed as an exhibit to our Form 6-K/A filed on January 29, 2015.

•	we modified the terms of our outstanding Series B Preferred. Refer to Item 8.B under the heading “(h) Change in Terms of Series B Preferred”.

Private Placements of Unregistered Securities After Emergence From VA

On or subsequent to January 27, 2015 after emerging from VA we have issued ordinary shares in a private placement for US$0.03785 per share pursuant to a securities purchase agreement filed with our Form 6-K/A on January 29, 2015. Refer to Item 8.B. under the heading “(g) Issuance of Shares”. Net proceeds from the private placements were used to pay US$1.0 million ($A1.247 million) to the Deed Funds and the remainder was used for working capital and to fund losses since emergence from VA. There were no brokerage or placement fees paid in conjunction with the private placements.

Use of Proceeds

Registered Securities Offering Effective June 12, 2014

Details of the Offering

Pursuant to our prospectus effective June 12, 2014, we sold 1,810,000 ordinary shares, at an offering price of US$4.00 per share (“Offering”). The Offering closed on June 18, 2014 and generated gross proceeds of US$7.24 million. Northland Capital Markets, the trade name for certain equity capital markets and investment banking activities of Northland Securities, Inc., acted as co-manager for the offering.

Use of Proceeds

Net proceeds to us were approximately $6.00 million after deducting underwriting discounts and commissions and other offering expenses. As disclosed in the prospectus for the Offering, a total of US$1.83 million was repaid from net proceeds to lenders including WHSP, one of our shareholders holding in excess of 10% of our outstanding ordinary shares, and Gerard McGowan our Managing Director. After giving effect to the repayment of the loans, net proceeds to us were US$4.27 million. National Securities Corporation acted as lead manager for the offering.

As disclosed in the Offering Prospectus, CBD used $1.0 million of the net proceeds from the Offering after giving effect to the loan payment to acquire GED. Consistent with the uses of proceeds set forth in the Offering prospectus, the remaining $3.27 million of net proceeds was used for working capital, including the payment of deferred trade debt, and to fund operating losses.

Private Placement of Series B Preferred Shares

As disclosed in our filings on Form 6-K on July 30, 2014 and August 20, 2014, In a series of private placement offerings in July and August 2014, we issued US$4.5 million face value of our Series B Convertible Preferred Shares, referred to as Series B Preferred. US$2.0 million of the proceeds from the private placement offerings was used to redeem $2.0 million face value of our Series A convertible preferred shares (all of our then outstanding Series A preferred shares). The Series B Preferred accrued a dividend at an annual rate of 8% of face value and had an initial conversion price of US$4.00 per share and imposed restrictions on our ability to issue equity or equity-linked securities below a price of US$2.00 per share. In the private placement of Series B Preferred that occurred in August 2014, the conversion price was subsequently reduced to US$3.00 per share for all Series B Preferred, including those previously issued. In conjunction with the issuance of Series B Preferred we issued 150,000 ordinary shares as a placement fee and warrants for 416,667 ordinary shares with an exercise price of $3.2916 per share. This summary of terms of the private placement offerings and Series B Preferred and warrants is qualified in its entirety by the securities purchase agreement and related exhibits filed with the referenced forms 6-K. Net proceeds from the sale of Series B Preferred was used for working capital, to pay interest on our debt and to fund our losses.

ITEM 15.  CONTROLS AND PROCEDURES

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Report, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of June 30, 2014.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) identified in connection with the evaluation of our internal control over financial reporting performed during the fiscal year ended June 30, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Subsequent to communications to our Audit Committee from our then-auditor, PriceWaterhouseCoopers, in September 2014 that identified significant control weaknesses, our board enacted emergency measures that continue following our emergence from VA to:

•	ensure that bank account signatory authority was imposed on all bank accounts and that our finance team has visibility over and reviews all account activity;

•	Effect segregation of duties, particularly with respect to approval and payment of disbursements;

•	Ensure all members of management support proper recordkeeping, including with respect to executive and director compensation and expense reimbursement, and that there is an appropriate and frequent review of accounts of the Group;

•	Ensure related-party transactions involving executives and directors are visible to and receive requisite Board approval and are implemented in accordance with approved agreements;

•	Ensure that our executives and directors are aware of and follow our Code of Conduct and Ethics.

As soon as practicable we intend to develop and implement a revised authority matrix and updated budgets for our 2015 fiscal year that are approved by our Board.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The composition of our Audit Committee for fiscal years June 30, 2013 and 2014 were:

Currently: - Mr. Carlo Botto & Mr. John Donohue*

June 2014 – Mr. William Morro* and Mr. Todd Barlow

June 2013 – Mr. Todd Barlow*, Mr. Carlo Botto and Mr. Mark Vaile

(*) denotes designated Audit Committee Financial Expert. Each Audit Committee Financial Expert has been an independent director.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of conduct and ethics for employees, officers and directors, which fully complies with the requirements of NASDAQ Rule 5610 and the requirements of Section 406(c) of the Sarbanes-Oxley Act applicable to chief executive officers, principal financial officers, and principal accounting officers or controllers or persons performing similar functions.

Our Code of Conduct and Ethics is attached as exhibit hereto and will be available on our company website as soon as website reconstruction in-progress is completed.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The auditor of BlueNRGY Group Limited is HLB Mann Judd of Level 19, 207 Kent St, Sydney NSW 2000, Australia.

Prior to the appointment of HLB Mann Judd, our auditor was PricewaterhouseCoopers of Darling Park 201 Sussex Street Sydney NSW 2000, Australia.

Remuneration of Auditors

	Consolidated
	2014 $’000	2013 $’000	2012 $’000
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity	340,000	-	-

The following amounts were paid to the previous auditor of BlueNRGY Group Limited, PricewaterhouseCoopers

	Consolidated
	2014 $’000	2013 $’000	2012 $’000
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity	758,000	958,000	685,000
- other consulting and advisory services	-	2,000	29,954
- tax compliance	-	62,687	47,240
	758,000	1,022,687	762,194

Pre-Approval Policies and Procedures

All services to be performed by our auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing these services. This policy requires pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not applicable.

ITEM 16F.  CHANGES IN THE REGISTRANT’S CERTIFYING ACCOUNTANT

Previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed on December 2, 2014.

On January 29, 2015, the Audit Committee of the Board appointed HLB Mann Judd as the Company’s new independent registered public accounting firm.

ITEM 16G.  CORPORATE GOVERNANCE

Implications of Being an Emerging Growth Company

Pursuant to JOBS Act, we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period.

 Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of ordinary shares;

●	the last day of our fiscal year in which we have annual gross revenue of USD$1.0 billion or more;

●	the date on which we have, during the previous three-year period, issued more than USD$1.0 billion in non-convertible debt; and

●	the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of ordinary shares held by non-affiliates of USD$700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

In addition, as a “foreign private issuer” the Company follows home country practices in lieu of the Nasdaq requirements listed below. These practices are not prohibited under any Australian laws (including Australian Securities Exchange, or ASX, listing rules).

(1) Audit Committee Composition (Rule 5605)(c)(2)(A): The Company's Audit Committee is comprised of two directors, Mr. Botto and Mr. Donohue. Both Mr. Botto and Mr. Donohue are independent non-executive directors. The ASX Best Practices Guidelines, or Guidelines, published by the ASX Corporate Governance Counsel include recommendations that companies should have at least three members, members should be non-executive directors and a majority of the audit committee should be independent directors and chaired by an independent director. Due to the small size of the Board the audit committee consists of two directors. In early 2015, the Company appointed three new independent non-executive directors and has amended the composition of its Audit Committee to consist of two independent non-executive directors. The Company is considering a further Board appointment and to increase the committee to three members, the majority of whom are independent.

(2) Independent Director Oversight of Director Nominations (Rule 5605(e)(1)): There is no requirement under Australian laws or ASX listing rules which requires director nominees to be selected to the board or recommended for election by a majority of independent directors or a nominations committee comprised solely of independent directors.

(3) Nominations Charter or Board Resolution (Rule 5605(e)(2)): The Company does not have a Nominations Committee. The Guidelines includes a recommendation that companies should establish a nomination committee. Given the small size of the Company and the Board, the directors consider that establishing a committee would contribute little to the effective management of the company.

(4) Independent Director Oversight of Executive Officer Compensation (Rule 5605(d)): The Company's compensation committee (known as the remuneration committee) is comprised of two independent non-executive directors, Mr. Chapple and Mr. Donohue. The Guidelines include recommendations that committees should have at least three members, members should be nonexecutive directors and a majority of the committee should be independent directors and chaired by an independent director. Due to the small size of the Board, the committee has been reduced to two. In early 2015, the Company appointed three new independent non-executive directors and has amended the composition of its compensation committee to consist of two independent non-executive directors. The Company is considering a further Board appointment and to increase the committee to three members, the majority of whom are independent.

(5) Executive Sessions (Rule 5605(b)(2)): There is no requirement under Australian laws or ASX listing rules which require the Company to schedule meetings at which only the independent directors are present.

(6) Quorum (Rule 5620(c)): There is no requirement under Australian laws or ASX listing rules which require the Company to have a quorum of a particular number of outstanding ordinary shareholders, rather, each company is able to determine its own quorum requirements. The current quorum for the Company is two shareholders entitled to vote. This is consistent with typical Australian business practices.

(7) Shareholder Approval (Rule 5635) The Company's practices with regard to the requirements of Listing Rule 5635(a),(b) and (d) are not prohibited by Australian law applicable to the Company as a public company not listed on the ASX, except that under the Australian Corporations Act 2001 (Cth) there is a restriction on a single person being issued shares which would result in a person's voting power in a company increasing from 20% or below to more than 20% or from a starting point above 20% and below 90%. The concept of voting power takes account of shares owned or controlled by a person and its associates (in summary, associates includes body corporates controlled by a person, persons with whom a person is acting in concert with in respect of the company issuing the stock or persons with whom a person has a relevant agreement with for the purpose of controlling the conduct of the company's affairs.

(8) NASDAQ FPI exemption (Rule 5615(a)(3)): The Company has elected to follow Australian practices in lieu of the requirements of Listing Rule 5635(a), (b) and (d), shareholder approval of, respectively, acquisition of stock or assets of another company, change of control, and private placements. The exception to the election to follow Australian practices is those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). That is, the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), an audit committee that satisfies Rule 5605(c)(3) (audit committee responsibilities and authorities), and the audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii) (the criteria for independence).

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”

ITEM 18.   FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm
•	Consolidated statements of income/(loss) and comprehensive income/(loss)
•	Consolidated balance sheets
•	Consolidated statements of changes in equity
•	Consolidated statements of cash flows
•	Notes to the Consolidated Financial Statements

BlueNRGY Group Limited

formerly CBD Energy Limited

(A.C.N. 010 966 793)

ANNUAL FINANCIAL REPORT

FOR THE YEARS ENDED:

JUNE 30, 2014

JUNE 30, 2013

JUNE 30, 2012

Report of Independent Registered Accounting Firm

To the Board of Directors and shareholders of BlueNRGY Group Limited (formerly BlueNRGY Energy Limited):

We have audited the accompanying consolidated statements of financial position of BlueNRGY Group Limited (‘the Company’) and its controlled entities (collectively ‘the Group’) as at 30 June, 2014, at 30 June 2013 and at 30 June 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BlueNRGY Group Limited and its subsidiaries at 30 June, 2014, at 30 June 2013 and June 30, 2012, and the consolidated results of their operations and their consolidated cash flows for each of the years ended 30 June 2014, 30 June 2013 and 30 June 2012 in conformity with Australian Accounting Standards as issued by the Australian Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company appointed Administrators on 14 November 2014, and following two Deeds of Company Arrangement was subsequently released from Administration on 27 January 2015. Note 2 also advises that the ability of the Group to continue as a going concern and meet its debts and commitments as and when they fall due requires that the Group meets or exceeds its operational budgets in the future and raises funds from new loans and securities issuances. These uncertainties raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HLB Mann Judd

Sydney, Australia

June 1, 2015

Statement of comprehensive income

		Consolidated
For the year ended June 30	Note	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

Revenues from continuing operations	6	14,065	64,130	43,577
Other income	6	3,793	4,241	4,563
Cost of raw materials, consumables used, and contractors		(5,727)	(39,201)	(42,802)
Employee benefit expenses	7	(10,557)	(14,786)	(15,416)
Compliance & consultants		(4,793)	(4,519)	(8,864)
Advertising and marketing		(2,468)	(1,010)	(2,265)
Travel costs		(872)	(931)	(1,516)
Occupancy expenses	7	(915)	(1,258)	(1,246)
Provision for impairment of receivables and bad debts written off	11	(75)	(334)	(1,345)
Other expenses	7	(3,255)	(3,207)	(3,215)
Share of net loss of associates		-	-	(108)
Depreciation and amortisation expenses	7	(632)	(808)	(855)
Finance costs	7	(5,061)	(11,122)	(2,326)
Break fee from terminated acquisition		-	-	(2,475)
Impairment loss on available-for-sale financial assets		(4)	(560)	(375)
Impairment of financial assets and interest in joint ventures	7	(10,015)	(18)	(4,239)
Impairment of intangible assets	7	-	-	(11,534)
Loss from continuing operations before income tax		(26,516)	(9,383)	(50,441)
Income tax benefit/(expense)	8	-	65	(2,464)
Net loss for the period from continuing operations		(26,516)	(9,318)	(52,905)

Profit/(loss) from discontinued operations	14	1,086	911	(1,837)

Net loss for the period		(25,430)	(8,407)	(54,742)

Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair value of available-for-sale financial assets		(800)	800	-
Exchange differences on translation of foreign operation		(68)	33	-
Other comprehensive income for the period, net of tax		(868)	833	-
Total comprehensive loss for the period		(26,298)	(7,574)	(54,742)

		Dollars	Dollars	Dollars
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic earnings per share	9	(13.57)	(5.84)	(34.06)
Diluted earnings per share	9	(13.57)	(5.84)	(34.06)
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings per share	9	(13.02)	(5.27)	(35.24)
Diluted earnings per share	9	(13.02)	(5.27)	(35.24)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Statement of financial position

		Consolidated
As at June 30	Note	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
ASSETS
Current Assets
Cash and cash equivalents		1,381	932	2,522
Trade and other receivables	11	3,095	4,957	4,999
Inventories	12	1,233	195	14,609
Other current assets	13	1,103	383	219
Assets classified as held for sale	14	-	1,709	2,487
Total Current Assets		6,812	8,176	24,836

Non-Current Assets
Other receivables	11	500	1,500	-
Available-for-sale and other financial assets	14	39	10,858	636
Plant and equipment	15	3,532	4,603	5,038
Goodwill and other intangible assets	16	7,666	7,666	11,568
Other non-current assets	13	178	97	192
Total Non-Current Assets		11,915	24,724	17,434
TOTAL ASSETS		18,727	32,900	42,270

LIABILITIES
Current Liabilities
Trade and other payables	17	10,607	21,074	16,102
Interest-bearing loans and borrowings	18	26,865	19,087	27,230
Provisions	19	548	1,079	842
Liabilities directly associated with assets classified as held for sale	14	-	709	462
Total Current Liabilities		38,020	41,949	44,636

Non-Current Liabilities
Interest-bearing loans and borrowings	18	286	301	302
Deferred tax liabilities	8	-	-	65
Provisions	19	92	90	170
Total Non-Current Liabilities		378	391	537
TOTAL LIABILITIES		38,398	42,340	45,173
NET ASSETS		(19,671)	(9,440)	(2,903)

EQUITY
Contributed equity	20	125,540	109,620	109,083
Accumulated losses		(148,512)	(123,082)	(114,675)
Reserves	21	3,301	4,022	2,689
TOTAL EQUITY		(19,671)	(9,440)	(2,903)

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of changes in equity

For the year ended June 30	Ordinary shares $’000	Preference shares $’000	Share options reserve $’000	Available- for-sale reserve $’000	Translation reserve $’000	Accumulated losses $’000	Total $’000

At July 1, 2013 (restated)	109,620	-	3,189	800	33	(123,082)	(9,440)
Profit/(loss) for period	-	-	-	-	-	(25,430)	(25,430)
Other comprehensive income	-	-	-	(800)	(68)	-	(868)
Total comprehensive income for the year	-	-	-	(800)	(68)	(25,430)	(26,298)

Transactions with owners in their capacity as owners
Shares issued	12,597	4,643	-	-	-	-	17,240
Share issue costs	(1,320)	-	-	-	-	-	(1,320)
Share-based payments for convertible notes	-	-	147	-	-	-	147
Balance at June 30, 2014	120,897	4,643	3,336	-	(35)	(148,512)	(19,671)

At July 1, 2012 (restated)	109,083	-	2,689	-	-	(114,675)	(2,903)
Profit/(loss) for period	-	-	-	-	-	(8,407)	(8,407)
Other comprehensive income	-	-	-	800	33	-	833
Total comprehensive income for the year	-	-	-	800	33	(8,407)	(7,574)

Transactions with owners in their capacity as owners
Shares issued	626	-	-	-	-	-	626
Share issue costs	(89)	-	-	-	-	-	(89)
Share-based payments for convertible notes	-	-	500	-	-	-	500
Balance at June 30, 2013	109,620	-	3,189	800	33	(123,082)	(9,440)

At July 1, 2011 (restated)	107,358	-	1,205	-	-	(59,933)	48,630
Loss for period	-	-	-	-	-	(54,742)	(54,742)
Total comprehensive income for the year	-	-	-	-	-	(54,742)	(54,742)

Transactions with owners in their capacity as owners
Shares issued	1,725	-	-	-	-	-	1,725
Share-based payments for convertible notes	-	-	1,456	-	-	-	1,456
Share-based payments	-		28	-	-	-	28
Balance at June 30, 2012	109,083	-	2,689	-	-	(114,675)	(2,903)

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of cash flows

		Consolidated
For the year ended June 30	Note	2014 $’000	2013 $’000	2012 $’000
Cash flow from operating activities
Receipts from customers (inclusive of GST)		20,680	69,635	86,808
Payments to suppliers and employees (inclusive of GST)		(39,493)	(53,828)	(90,992)
Payments for development costs		-	(3,535)	(12,309)
Finance costs		(1,350)	(2,464)	(2,585)
Interest received		-	13	64
Net cash flows (used)/provided in operating activities	10	(20,163)	9,821	(19,014)

Cash flow from investing activities
Proceeds from sale of property, plant and equipment		188	10	43
Proceeds from the sale of intangible assets		-	1,000	-
Purchase of property, plant and equipment		(672)	(275)	(591)
Payment for investments		-	-	(1,270)
Proceeds from sale of investments		1,789	-	-
Payment for the purchase of controlled entities, net of cash acquired		-	24	(351)
Net cash flows provided/(used) in investing activities		1,305	759	(2,169)

Cash flow from financing activities
Proceeds from share issues		7,706	207	-
Proceeds from issue of convertible notes		1,013	103	7,362
Convertible note issue costs		(1,320)	-	(187)
Proceeds from borrowings		16,282	474	16,252
Repayment of borrowings		(3,699)	(13,255)	(8,489)
Payment of finance lease liabilities		(212)	(162)	(202)
Net cash flows provided/(used) in financing activities		19,770	(12,633)	14,736

Net (decrease) / increase in cash and cash equivalents		912	(2,053)	(6,447)
Cash and cash equivalents at beginning of period		469	2,522	8,969
Cash and cash equivalents at end of period	10	1,381	469	2,522

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements

Note
1	Corporate information
2	Summary of significant accounting policies
3	Significant accounting judgements, estimates and assumptions
4	Operating Segments
5	Disposal of controlling interests
6	Revenues from continuing operations and other income
7	Expenses
8	Income tax
9	Earnings per share
10	Cash and cash equivalents
11	Trade and other receivables
12	Inventories
13	Other assets
14	Available-for-sale, other financial assets and discontinued operations
15	Non-current assets - plant and equipment
16	Non-current assets – intangible assets and goodwill
17	Trade and other payables
18	Interest-bearing loans and borrowings
19	Provisions
20	Contributed equity
21	Reserves
22	Financial risk management objectives and policies
23	Related party disclosure
24	Key management personnel
25	Share-based payments
26	Commitments
27	Events after the balance sheet date
28	Parent entity Information
29	Auditors' remuneration

Notes to the financial statements

1 Corporate information

The consolidated financial statements of BlueNRGY Group Limited (‘BlueNRGY’) (formerly known as CBD Energy Limited) for each of the years ended June 30, 2014; June 30, 2013 and June 30, 2012 were authorised for issue in accordance with a resolution of the Directors on June 1, 2015. The Directors have the power to amend and reissue the financial statements.

BlueNRGY Group Limited (‘the Parent’) is a company limited by shares incorporated in Australia whose shares are publicly listed on the NASDAQ.

2 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of BlueNRGY Group Limited and its subsidiaries. BlueNRGY Group Limited and its subsidiaries together are referred to in this financial report as the ‘Group’ or the ‘Consolidated Entity’.

(a) Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. The financial report has also been prepared on a historical cost basis, modified by the revaluation of available for sale financial assets, financial assets at fair value through profit or loss and liabilities (including derivative instruments). BlueNRGY is a for-profit entity for the purpose of preparing the financial statements.

Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with International Financial Reporting Standards.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($’000) unless otherwise stated.

(i) Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. Key financial data for the Group for the years ended June 30, 2014, 2013, 2012 is disclosed below:

Consolidated	Year ended June 30, 2014 $’000	Year ended June 30, 2013 $’000	Year ended June 30, 2012 $’000

Cash at bank and in hand less overdraft	1,381	469	2,522
Loss for the year	(25,430)	(8,407)	(54,742)
Net cash inflow/(outflow) from operating activities for the year	(20,163)	9,821	(19,014)
Net current assets/(liabilities)	(31,208)	(33,773)	(19,800)

The Group incurred net operating cash outflows for the year ended June 30, 2014 and continued operating losses. These losses continued in the period after June 30, 2014 and on November 14, 2014, by unanimous resolution of those members of its Board permitted to consider the matter and to vote, it was determined that the Company and three of its Australian subsidiaries (i) were insolvent or likely to become insolvent in the future (ii) should be placed into voluntary administration (‘VA’) under the Australian Corporations Act 2001 (the ‘Act’), and (iii) appoint Said Jahani and Trevor Pogroske from Grant Thornton as joint and several administrators (referred to hereinafter in the singular as ‘Administrator’) pursuant to section 436A of the Act.  The three Australian subsidiaries of the Company that entered VA were CBD Solar Labs Pty Ltd, Westinghouse Solar Pty Ltd and KI Solar Pty Ltd, which, together with the Company, are referred to as the VA Companies. The Company’s other subsidiaries continued to operate outside the VA process.

On December 24, 2014, two deeds of company arrangement under Australia’s Corporations Act 2001 (collectively, the ‘Reorganisation Plans’) were signed. The Reorganisation Plans became effective on January 27, 2015.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(a) Basis of preparation (continued)

(i) Going concern (continued)

The Reorganisation Plans provide, among other things, that: (i) creditor claims and contingent liabilities of the Company were extinguished and creditors received newly issued ordinary shares of the Company; and (ii) investors infused US$1 million into the Company in order to meet the requirements of the Deed Funds set forth in the Reorganisation Plans. The Deed Funds will be used to pay creditor claims.

As a consequence of the effectiveness of the Reorganisation Plans, Said Jahani and Trevor Pogroske from Grant Thornton are no longer joint and several administrators. The Company has now exited voluntary administration and is being managed by its Board of Directors (the ‘Board’).

In connection with effectuating the Reorganisation Plans, the Company, on January 27, 2015, entered into an Amended and Restated Membership Interest Purchase Agreement (the ‘Purchase Agreement’) in order to acquire BlueNRGY, LLC. Pursuant to the Purchase Agreement, the Company acquired 100% the issued and outstanding membership interests of BlueNRGY, LLC (the ‘Acquisition’). The purchase price of BlueNRGY, LLC was the issuance of an aggregate of 150,162,640 ordinary shares of the Company.

Pursuant to the Reorganisation Plans, the Company issued 96,028,937 ordinary shares to settle credit claims.

Immediately following the effectiveness of the Reorganisation Plans, certain creditors exchanged $854,000 of indebtedness at the Offering Price and the Company issued 18,534,029 ordinary shares to them.

Since January 27, 2015 the Company has raised the equivalent of $2,336,000 through the issuance of 48,877,148 ordinary shares. Of this, $1,247,000 was paid to the Deed Fund.

As a result of the reorganisation plans and to the date of this report, the following changes were made to the Group’s Net Asset/Equity position (based on unaudited values at November 14, 2014) and to the number of ordinary shares on issue:

	Net Asset Impact $’000	Ordinary Shares Issued
Execution of Deed of Company Arrangement:
Extinguishment of Liabilities
• Trade and other payables	11,025
• Provisions	440
• Loans and Borrowings	26,017
	37,482	96,028,937

Total assets assigned to creditors/relinquished	(4,678)

Issuance of Equity Post-Execution of Deed of Company Arrangement: (excluding shares issued to creditors)
Cash subscriptions (net of $1.2 million Deed Funding)	1,089	48,877,148
Acquisition of BlueNRGY	6,011	150,162,640
Exchange of Indebtedness (non-VA companies)	854	18,534,029

Total Increase in Net Assets/Equity from reorganisation	40,758	313,602,754

Note: the above does not reflect changes to equity position arising from operating activities post June 30, 2014.

Following the issuance of these ordinary shares, the Company has 319,683,386 ordinary shares on issue.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(a) Basis of preparation (continued)

(i) Going concern (continued)

Consequently the ability of the Group to continue as a going concern and meet its debts and commitments as and when they fall due requires that it meets or exceeds operational budgets in the future and raises funds from new loans and securities issues. Therefore, there is substantial doubt with regards to the Group’s ability to continue as a going concern and therefore whether the Group will realise its assets and settle its liabilities at amounts stated in the financial statements. In order to reduce or eliminate this doubt and continue operating, the Group is taking steps to:

•	Sustain net operating profits: BlueNRGY is continually reviewing costs structures of the businesses and making the appropriate changes to maximize return on revenues generated. New business opportunities are assessed in order to identify opportunities for growth and increased profitability.

•	Raise new debt and/or equity capital: BlueNRGY continues to discuss opportunities for further investment with current equity holders.

The Directors note that there is a risk that some or all of the above activities may not be successful, however they believe that the Group has reasonable prospects of achieving the above plans and as a consequence they have no intention to liquidate or cease trading.

The Directors have a responsibility to prepare the financial statements in accordance with accounting standards, which requires entities to prepare financial statements on a going concern basis unless the Directors intend to liquidate the entity, cease trading or have no realistic alternative but to do so. No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

(b) Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

(c) Compliance with IFRS

The financial report also complies with International Financial Reporting Standards (‘IFRS’), as issued by the International Accounting Standards Board (‘IASB’).

(d) New accounting standards and interpretations

(i) Changes in accounting policy and disclosures.

The accounting policies adopted are consistent with those of the previous financial year.

None of the new Standards and amendments to Standards that are mandatory for the first time for the financial years beginning 1 July 2011 affected any of the amounts recognised in the current period (i.e years ended June 30, 2014, 2013 and 2012) or any prior period and are not likely to affect future periods.

The Group has not elected to apply any pronouncements before their operative date in the reporting period from 1 July 2011 to June 30, 2014.

(ii) Australian Accounting Standards and Interpretations issued but not yet effective

A number of new Standards, amendments to Standards and Interpretations are effective for annual periods beginning after 1 July 2014, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for:

•	AASB 9 Financial Instruments which becomes mandatory for the Group’s 2016 consolidated financial statements and could change the classification and measurement of financial instruments.

•	AASB 15 Revenue which becomes mandatory for the Group’s 2018 consolidated financial statements and could change the timing of revenue recognition by the Group.

The Group does not plan to adopt these Standards early and the extent of the impact has not been determined.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(e) Basis of consolidation

The consolidated financial statements comprise the financial statements of BlueNRGY Group Limited and its subsidiaries as outlined in Note 23 as at and for the year ended June 30 each year.

Subsidiaries are all those entities controlled by the Group i.e. where the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profits and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which the Group obtains control and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 2(f)).

A change in the ownership interest of a subsidiary that does not result in a loss of control is accounted for as an equity transaction.

(f) Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Group’s operating or accounting policies and other pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration is accounted for as a provision in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and subsequent changes to the fair value of the contingent consideration is recognised in profit or loss. If the contingent consideration is classified as equity, it will not be re-measured. Subsequent settlement is accounted for within equity.

All transaction costs incurred in relation to a business combination are expensed to profit or loss.

(g) Operating segments

Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Board of Directors who ultimately make strategic decisions. Refer to Note 4 for details of segments in which the Group operates.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(h) Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars which is BlueNRGY Group Limited’s functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

All exchange differences in the consolidated financial statements are taken to profit or loss except when they are deferred in equity when they are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(i) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements. The specific recognition criteria described below must also be met before revenue is recognised:

(i) Domestic Solar Installation fees

Installation fees are recognised once installation is completed. Domestic Solar installation revenues are derived from solar PV system sales to third parties. Part of the consideration the Group receives in respect of a solar installation is generally in the form of a Small-scale Technology Certificates (‘STCs’) that our customers assign to the Group. Under the Australian government program known as the Small-Scale Renewable Energy Scheme (‘SRES’), eligible residential solar systems are credited by the responsible government agency with a one-time allocation of STCs. STCs are registered with the government regulator and do not expire. The regulator also establishes, on an annual basis, a purchase obligation for power generators at a level that is expected to approximately equal the supply of STC’s the regulator forecasts will be created from new installations during the year. The annual STC purchase obligation in each year is also adjusted by the regulator to take into account over- or under-creation of STCs in prior years as compared with forecast. As a consequence of the SRES and the mandated purchase obligation of the power producers, STCs have an intrinsic value and an unregulated market for STCs has developed in Australia. As the government agency responsible for balancing STC purchase obligations with supply has gained experience over time, market volatility, liquidity and predictability of pricing have increased, but the market remains thin and the number of market makers is small. STC prices are effectively capped by the right of obligated purchasers to pay a fixed-rate penalty if they are unable to purchase sufficient STCs in the market to meet their obligations. STCs assigned to the Group are initially measured as an inventory asset at cost. When STCs are ultimately sold by the Group, incremental revenue might arise, being the difference between the cost at which the STCs were recorded and the final price at which STCs have been traded by the Group. This incremental revenue is reported as other income. Similarly, when STCs are sold at less than cost, the loss is reported within the cost of raw materials in profit or loss, as it represents, in effect, a write down of the STCs inventory balance to its net realisable value.

(ii) Sale of products, materials and parts

Revenue from the sale of products, material and parts is recognised upon the delivery of goods to customers.

(iii) Services

Revenue from the rendering of service is recognised upon delivery of the service to the customers.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(i) Revenue recognition (continued)

(iv) Construction contracts

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion.

When it is probable that a loss will arise from a construction contract, the excess of expected total costs over expected total revenue is recognised immediately in profit or loss. Where the outcome cannot be measured reliably, revenue is recognised only to the extent that related expenditure is recoverable. The stage of completion of a contract is measured by reference to the recoverable costs incurred to date as a percentage of estimated total costs for the contract.

(v) Project revenue

Revenue from commercial and utility scale solar projects and wind development projects is recognised when the risks and rewards have been transferred, which can vary depending on the specifics of each arrangement that the Group has with its customers, and when revenue can be reliably measured.

(vi) Interest income

Interest income is recognised using the effective interest method.

(vii) Other revenues

Other operating revenues are recognised as they are earned and goods or services provided.

(j) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

(k) Income tax and other taxes

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(k) Income tax and other taxes (continued)

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•	when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carried forward unused tax credits and unused tax losses can be utilised, except:

•	when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognised subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction of goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or in profit or loss.

(i) Tax consolidation legislation

BlueNRGY Group Limited and its wholly owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2003.

In addition to its own current and deferred tax amounts, BlueNRGY Group Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax-consolidated group.

(ii) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•	when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(k) Income tax and other taxes (continued)

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(l) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (‘cash generating units’). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(m) Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the Statement of Financial Position.

(n) Trade and other receivables

Trade receivables are recognised initially at original invoiced amounts, less an allowance for any uncollectible amounts. Settlement terms for trade receivables vary between the business units and are generally in line with standard industry practice within each industry. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of trade receivables is reviewed on an ongoing basis. Individual debts that are known to be uncollectible are written off when identified by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognised in profit or loss as a separate expense category. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

(o) Inventories

(i) Raw materials and stores

Inventories, which mainly comprise solar panels and inverters, which are used in the residential solar businesses of the Group, are measured at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

(ii) Small-scale Technology Certificates (‘STCs’)

As indicated in Note 2(i), STCs are initially recognised at cost following the installation of a solar panel and the assignment of the STCs to the Group. STCs are subsequently measured at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(o) Inventories (continued)

(iii) Project Work in Progress

Project work in progress comprises commercial solar scale projects and is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses including direct material costs and contractor costs together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

Project work in progress also comprises wind farm development projects. Costs incurred for developing wind farm projects for which the Group is earning a developer fee are recognised as inventory when it is probable that the project will be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iv) Construction Contracts Work in Progress

Construction work in progress is valued at cost, plus profit recognised to date less provision for anticipated future losses and progress billings made under the contract. Cost includes both variable and fixed costs relating to specific contracts, and those costs that are attributable to the contract activity in general and that can be allocated on a reasonable basis.

(p) Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each reporting date, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

(i) Recognition and derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognises the asset if it has transferred control of the asset.

(ii) Loans and receivables

Loans and receivables including loan notes are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after balance date, which are classified as non-current.

(iii) Available-for-Sale Investments

Available-for-sale investments are those non-derivative financial assets, principally equity securities, that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables, or held-to-maturity investments. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired. If there is objective evidence of impairment for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(p) Investments and other financial assets (continued)

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the reporting date. For investments with no active market, fair values are determined using valuation techniques. Such techniques include: using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models making as much use of available and supportable market data as possible and keeping judgemental inputs to a minimum.

(q) Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the specific assets as follows:

Computer hardware and software - 2 to 5 years

Motor vehicles - 5 years

Plant and equipment –1 to 20 years

Furniture, fittings and office equipment –2 to 5 years

Leased motor vehicles –5 years

Leasehold improvements –3 years

The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

For plant and equipment, impairment losses are recognised in profit or loss.

Derecognition

An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(r) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in profit or loss on a straight-line basis over the lease term.

(s) Goodwill and other intangibles

Goodwill

Goodwill acquired in a business combination is initially measured at cost of the business combination, being the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit or group of cash-generating units, to which the goodwill relates.

BlueNRGY Group Limited performs its impairment testing as at 30 June each year or more frequently where there are indicators of impairment. Further details on the methodology and assumptions used are outlined in Note 16.

When the recoverable amount of the cash-generating unit or group of cash-generating units is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit or group of cash-generating units and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

Intangibles other than Goodwill

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets other than goodwill are assessed to be finite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(s) Goodwill and other intangibles (continued)

The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least once each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Licences

Licences are recognised at cost of acquisition. Licences have a finite life and are amortised on a systematic basis, matched to the future economic benefits over the life of the asset, less any impairment losses. Licences are reviewed for impairment at the end of the financial year and more frequently when an indication of impairment exists. Any impairment charge is recorded separately.

Patents

Patents are initially recognised at cost. Patents have a finite life and are amortised on a systematic basis matched to the future economic benefits over the life of the asset, less any impairment losses. Amortisation of the patents commences on commercialisation of this technology and is matched to the timing of economic benefits flowing to the company from the application of this technology. Patents are reviewed for impairment at the end of the financial year and more frequently when an indication of impairment exists.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

(t) Pensions and other post-employment benefits

The company contributes to superannuation funds on behalf of employees at the required statutory rates.

(u) Trade and other payables

Trade and other payables are carried at amortised cost. Due to their short-term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within terms negotiated with suppliers.

(v) Interest-bearing loans and borrowings

All interest bearing loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance date.

(w) Convertible notes

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability.  The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative.  The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at the end of each reporting period through profit or loss.  The convertible note and the derivative are presented as a single number on the Statement of Financial Position within interest-bearing loans and borrowings.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(w) Convertible notes (continued)

When it is determined that the instrument contains an equity component based on the terms of the contract, on issuance of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity.  Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not re-measured in subsequent years.

(x) Provisions and employee benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Warranty provisions

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material. In determining the level of provision required for warranties, the Group has made judgments in respect of the expected performance and the costs of fulfilling the warranty. Historical experience and current knowledge have been used in determining this provision. The initial estimate of warranty-related costs is revised annually.

Deferred consideration

Deferred consideration acquired in a business combination is initially measured at fair value at the date of acquisition. Subsequently, it is measured in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets.

Expected losses on contracts

Where the outcome for a services contract is expected to result in an overall loss over the life of the contract, this loss is provided for when it first becomes known that a loss will be incurred.

Employee Entitlements

(i) Wages, salaries, and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date, are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave is recognised and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(y) Share-based payment transactions

The Group provides benefits to its employees (including senior executives) in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using a Black-Scholes or Binomial model, further details of which are given in Note 25.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of BlueNRGY Group Limited (‘market conditions’) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to profit or loss is the product of:

(i) the grant date fair value of the award;

(ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

(iii) the expired portion of the vesting period.

The charge to profit or loss for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding entry to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised at that date. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 9).

(z) Contributed equity

Ordinary shares and preference shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(aa) Earnings per share

Basic earnings per share is calculated as net profit or loss attributable to shareholders, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

(ab) Parent entity financial information

The financial information for the parent entity, BlueNRGY Group Limited, disclosed in Note 28 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries

Investments in subsidiaries are accounted for at cost less any impairment charge.

(ii) Tax consolidation legislation

BlueNRGY Group Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate BlueNRGY Group Limited for any current tax payable assumed and are compensated by BlueNRGY Group Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to BlueNRGY Group Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group.

(ac) Rounding of amounts

The company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the ‘rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest thousand dollars, or, in certain cases, the nearest dollar.

(ad) Correction of prior period errors

As set out in Note 27, Events after the balance sheet date, the withdrawal of the previously issued audited financial statements for the years ended June 30, 2013 and 2012 by the Company’s former independent registered public accounting firm, PricewaterhouseCoopers (‘PwC’), and their subsequent removal as auditors has resulted in the appointment of independent registered public accounting firm HLB Mann Judd (‘HLB’) as the Company’s new auditors. HLB reaudited the Company’s financial statements for the years ended June 30, 2012 and June 30, 2013, and performed the audit for the year ended June 30, 2014.

As a result of this reaudit, and with the benefit of time having passed, certain balances which are impacted by critical accounting estimates, assumptions and management judgement have been adjusted to represent a restated view of the Group based on actual events which have occurred since the release of the previously issued audited financial statements for the years ended June 30, 2013 and 2012. These changes are highlighted hereunder:

Financial year ended June 30, 2013

1 As with 2012, the existence of inventories as at financial year ended June 30, 2013 could not be supported and accordingly finished goods and work-in-progress of some of the subsidiaries were written off to $Nil. The impact of this entry was $1,416,000.

2 As a result of the impairment raised against the Solar goodwill in 2012 of $10,891,000, the 2013 impairment of $3,000,000 was reversed. The net impact is $7,891,000.

3 A previously recognised tax liability of $447,000 was reversed upon determination that it related to a pre-acquisition liability of eco-Kinetics.

4 An amendment of $1,454,000 was made to the fair value adjustment of convertible notes triggered by the impact of the defaults on the fair value calculation.

Notes to the financial statements

2 Summary of significant accounting policies (continued)

5 As per Note 5(i), disposals of controlling interests, the company disposed of its wholly owned subsidiary Capacitor Technologies Pty Ltd (‘Captech’) in August 2013. Accordingly the associated assets and liabilities of the subsidiary have been reclassified as held for sale in the Statement of financial position and as a discontinued operation in the Statement of comprehensive income.

6 Adjustments reflected in this column are the roll forward effect of the previous financial year’s adjustments and their impact on the Statement of financial position balances.

7 Write off of provision for contingent consideration associated with the sale of Larkden.

8 Reclassification of Statement of comprehensive income line items.

As a result of the errors noted above, the following adjustments were made to the financial statements:

Statement of Financial Position (extract):

		Consolidated Entity
June 30, 2013	2013 $’000	Correction of errors[1] $’000	Correction of errors[2] $’000	Correction of errors[3] $’000	Correction of errors[4] $’000	Correction of errors[5] $’000	Correction of errors[6] $’000	Correction of errors[7] $’000	Restated 2013 $’000

Current Assets
Cash and cash equivalents	932								932
Trade and other receivables	5,952					(995)			4,957
Inventories	1,611	(1,416)							195
Other current assets	463					(80)			383
Assets Classified as held for sale						1,709			1,709
Total Current assets	8,958	(1,416)				634			8,176

Non-Current Assets
Plant and equipment	4,896					(293)			4,603
Goodwill and other intangible assets	15,898		(7,891)			(341)			7,666
Other non-current assets	13,455							(1,000)	12,455
Total Non-Current Assets	34,249	-	(7,891)	-	-	(634)		(1,000)	24,724
TOTAL ASSETS	43,207	(1,416)	(7,891)	-	-	-		(1,000)	32,900

Current Liabilities
Trade and other payables	22,113					(436)	(603)		21,074
Interest-bearing loans and borrowings	17,633				1,454				19,087
Current tax liabilities	447			(447)					-
Provisions	1,307					(228)			1,079
Liabilities directly associated with assets classified as held for sale	-					709			709
Total Current Liabilities	41,500	-	-	(447)	1,454	45	(603)	-	41,949

Non-Current Liabilities
Interest-bearing loans and borrowings	328					(27)			301
Provisions	108					(18)			90
Total Non-Current Liabilities	436					(45)		-	391
TOTAL LIABILITIES	41,936			(447)	1,454	-	(603)	-	42,340
NET ASSETS	1,270	(1,416)	(7,891)	447	(1,454)	-	603	(1,000)	(9,440)

Contributed equity	109,620								109,620
Accumulated losses	(112,311)	(1,416)	(7,891)	447	(1,454)	-	543	(1,000)	(123,082)
Reserves	3,962						60		4,022
TOTAL EQUITY	1,271	(1,416)	(7,891)	447	(1,454)	-	603	(1,000)	(9,440)

Notes to the financial statements

2 Summary of significant accounting policies (continued)

Statement of Comprehensive Income (extract):

June 30, 2013	2013 $’000	Correction of errors[1] $’000	Correction of errors[2] $’000	Correction of errors[3] $’000	Correction of errors[4] $’000	Correction of errors[5] $’000	Correction of errors[6] $’000	Correction of errors[7] $’000	Correction of errors[8] $’000	Restated 2013 $’000

Revenue and other income	69,928					(5,230)			(568)	64,130
Other income	4,664					(2)		(989)	568	4,241
Cost of raw materials, consumables used, and contractors	(44,687)	(1,416)				2,563	4,335	4)		(39,201)
Impairment loss on assets	(3,578)		3,000							(578)
Other expenses and revenue	(38,204)				(1,454)	1,758	(60)	(15)		(37,975)
Profit before income tax expense	(11,877)	(1,416)	3,000	-	(1,454)	(911)	4,275	(1,000)	-	(9,383)

Income tax (expense)/benefit	(382)			447						65
Net profit/(loss) attributable members of BlueNRGY Group Limited	(12,259)	(1,416)	3,000	447	(1,454)	(911)	4,275	(1,000)	-	(9,318)

Profit from discontinued operations						911				911

Financial year ended June 30, 2012

1 A previously considered provision for doubtful debts raised against a trade debtor for $895,000 was reversed as funds were received in the subsequent financial year for the amount outstanding.

2 Deferred project setup costs of $1,027,000, relating to a pipeline of overseas solar PV projects which did not eventuate were expensed in the year incurred (2012) instead of 2013 when the decision not to pursue the projects was taken.

3 The existence of inventories as at financial year ended June 30, 2012 could not be supported and accordingly finished goods and work-in-progress of some of the subsidiaries were written off to $Nil. The impact of this entry was $3,817,000.

4 As part of the purchase agreement of eco-Kinetics in January 2010, a contingent consideration was raised in trade and other payables based on the acquisition values. This liability was reassessed upon the subsequent restatement of the financial accounts and deemed no longer applicable resulting in a write-off of $603,000.

5 An amount of $261,000 was written off against inventory relating to the overstatement of the value of STC’s.

6 An amount of $125,000 was recognised against understated trade payables relating to the receipt of invoices subsequent to the balance sheet date.

7 An impairment to the goodwill of the Solar cash-generating unit was made totalling $10,891,000. Refer Note 16, Non-current assets – intangible assets and goodwill, for full details thereon.

8 As per Note 5(i), Disposals of controlling interests, the company disposed of its wholly owned subsidiary Capacitor Technologies Pty Ltd (‘Captech’) in August 2013. Accordingly the associated assets and liabilities of the subsidiary have been reclassified as held for sale in the Statement of financial position and as a discontinued operation in the Statement of comprehensive income.

As a result of the errors noted above, the following adjustments were made to the financial statements:

Statement of Financial Position (extract):

	Consolidated Entity
June 30, 2012	2012 $’000	Correction of errors[1] $’000	Correction of errors[2] $’000	Correction of errors[3] $’000	Correction of errors[4] $’000	Correction of errors[5] $’000	Correction of errors[6] $’000	Correction of errors[7] $’000	Correction of errors[8] $’000	Restated 2012 $’000

Current Assets
Cash and cash equivalents	2,522									2,522
Trade and other receivables	5,898	895							(1,794)	4,999
Inventories	18,687			(3,817)		(261)				14,609
Other current assets	1,259		(1,027)						(13)	219
Assets classified as held for sale									2,487	2,487
Total Current assets	28,366	895	(1,027)	(3,817)	-	(261)	-	-	680	24,836

Non-Current Assets
Available-for-sale and other financial assets	636									636
Plant and equipment	5,377								(339)	5,038
Goodwill and other intangible assets	22,800							(10,891)	(341)	11,568
Other non-current assets	192									192
Total Non-Current Assets	29,005	-	-	-	-	-	-	(10,891)	(680)	17,434
TOTAL ASSETS	57,371	895	(1,027)	(3,817)	-	(261)	-	(10,891)	-	42,270

Current Liabilities
Trade and other payables	16,728				(603)		125		(148)	16,102
Interest-bearing loans and borrowings	27,230									27,230
Provisions	985								(143)	842
Liabilities directly associated with assets classified as held for sale	-								462	462
Total Current Liabilities	44,943	-	-	-	(603)	-	125	-	171	44,636

Non-Current Liabilities
Interest-bearing loans and borrowings	344								(42)	302
Provisions	299								(129)	170
Deferred tax liability	65									65
Total Non-Current Liabilities	708	-	-	-	-	-	-	-	(171)	537
TOTAL LIABILITIES	45,651	-	-	-	(603)	-	125		-	45,173
NET ASSETS	11,720	895	(1,027)	(3,817)	603	(261)	(125)	(10,891)	-	(2,903)

Contributed equity	109,083									109,083
Accumulated losses	(100,052)	895	(1,027)	(3,817)	603	(261)	(125)	(10,891)	-	(114,675)
Reserves	2,689									2,689
TOTAL EQUITY	11,720	895	(1,027)	(3,817)	603	(261)	(125)	(10,891)	-	(2,903)

Notes to the financial statements

2 Summary of significant accounting policies (continued)

Statement of Comprehensive Income (extract):

	Consolidated Entity
June 30, 2012	2012 $’000	Correction of errors[1] $’000	Correction of errors[2] $’000	Correction of errors[3] $’000	Correction of errors[4] $’000	Correction of errors[5] $’000	Correction of errors[6] $’000	Correction of errors[7] $’000	Correction of errors[8] $’000	Restated 2012 $’000

Revenue and other income	53,678				603				(6,141)	48,140
Cost of raw materials, consumables used, and contractors	(43,073)		(1,027)	(3,817)		(261)	(125)		5,501	(42,802)
Provision for impairment of receivables	(2,496)	895							256	(1,345)
Impairment loss on assets	(4,614)									(4,614)
Impairment of intangible assets	(643)							(10,891)		(11,534)
Other expenses and revenue	(40,136)								1,850	(38,286)
(Loss)/profit before income tax expense	(37,284)	895	(1,027)	(3,817)	603	(261)	(125)	(10,891)	1,466	(50,441)

Income tax (expense)/benefit	(2,835)	-	-	-	-	-	-	-	371	(2,464)
Net profit/(loss) attributable members of BlueNRGY Group Limited	(40,119)	895	(1,027)	(3,817)	603	(261)	(125)	(10,891)	1,837	(52,905)

Loss from discontinued operations									(1,837)	(1,837)

The effect on earnings per share related to the restatement in 2012 was an increase in basic loss per share by $1.18 to $35.24 per share. The impact on 2013 was a decrease in basic loss per share of $0.57 to $5.27 per share.

Notes to the financial statements

3 Significant accounting judgements, estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Critical accounting estimates and assumptions

(i) Recovery of deferred tax assets

During the year ended June 30, 2013, pursuant to AASB 112 Income Taxes, the Company reassessed its estimate of the probability that future taxable profits will be available against which the Group can utilise its unused tax losses and deductible temporary differences in future periods and deferred tax assets recognised at that date were derecognised.

(ii) Impairment of goodwill and other intangibles other than Patents

The Group determines whether goodwill and other intangibles other than patents are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit(s) to which the goodwill or other intangible assets are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and other intangibles including a sensitivity analysis are shown in Note 16.

(iii) Project work in progress

Project work in progress is capitalised in accordance with the accounting policy in Note 2(o)(iii). Initial capitalisation of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a project has reached a defined milestone. Determination of the amounts to be capitalised is made on a case-by-case basis giving regard to previous experience of the Group in similar projects and contractual arrangements. At June 30, 2014, the carrying amount of capitalised project work in progress was $392,000 (2013: nil; 2012: $12,762,000).

(iv) Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes or Binominal model, with the assumptions detailed in Note 25.

The Group measures the cost of equity-settled transactions with regards to warrants issued to lenders using an un-modified binominal lattice model giving consideration to the dilution impact of the shares issued upon conversion of the warrants as well as other options on issue.

(v) Patents

At 30 June 2012, prior to its sale, the Group measured the carrying value of the Larkden controlled storage technology patents at cost less impairment and amortisation. The recoverable amount is the higher of the patents value in use or fair value less cost to sell. The fair value was determined by an external valuer in accordance with the definition of fair value in AASB 13 Fair Value Measurement. The valuation was determined using a discounted cash flow methodology and considering the Patents as a group and as a type of start-up / early stage commercialisation technology. The external valuer constructed various alternative scenarios as to possible likely future outcomes projecting various associated cash flows for each alternative scenario; applying a range of discount rates to the various projected cash flows to determine a range of indicated net present values.

Notes to the financial statements

3 Significant accounting judgements, estimates and assumptions

(a) Critical accounting estimates and assumptions (continued)

(vi) Wind development projects

Part of BlueNRGY’s business is the development of large-scale wind projects in Australia whereby BlueNRGY earns a developer fee. In respect of the Taralga Wind project, costs incurred for developing the project were initially recognised as inventory as it was probable that the project would be completed and generate future economic benefits (refer Note 2(o)(iii). On 9 October 2012, BlueNRGY sold the Taralga Wind project it had developed in return for cash of $6,993,000 plus a 10% interest in the project’s vehicle established for the transaction. The accounting treatment was to:

•	recognise revenue which includes the fair value of the 10% ownership interest in two entities (Taralga Holding Nominees 1 Pty Ltd and Taralga Holding Nominees 2 Pty Ltd) valued at $10,000,000

•	recognised revenue of $6,993,000 which was received in cash during the period, and

•	expense development costs of $3,099,000 carried in inventory as Cost of Goods sold.

resulting in a profit on the sale of $13,894,000 in the 2013 year.

The investment of 10% of the Taralga Wind Farm project is by way of investment in two trustee companies, Taralga Holding Nominees 1 Pty Ltd and Taralga Holding Nominees 2 Pty Ltd and two trusts, the Taralga HoldCo Land Trust and the Taralga HoldCo Operating Trust. This investment was funded by BlueNRGY from the re-investment of part of its development fee generated on equity close of the project. This investment is classified as an ‘Available-for-sale financial asset’. The investment in Taralga was initially recognised at fair value at the date of the equity transaction on 9 October 2012. The fair value was determined based on discounting the cash flows which will be received on exit based on several scenarios of the financial model for the project and the contractually defined distributions from any sales profits due to BlueNRGY on exit. Due to the requirement for judgement over variables within the financial model to determine future returns and profit achievable on exit, the fair value calculations were based on a net present value of a risk adjusted, probability weighted average return from different sales Internal Rate of Return (‘IRR’) expectations.

The range of IRR assumptions used in these calculations was from 9.0% to 13.0% which were considered the high and low points between which arm’s length sales transactions of wind farm projects may occur in Australia. A discount rate of 17.0% was applied to the calculated amount to reflect the risk to deliver the project as per the model associated with construction risk and the time value of money based on return premiums specific to the project. The range of outcomes of the fair value calculations was from $9,500,000 to $10,900,000 and the adopted value was $10,000,000. Variances between actual results and the estimated results from the valuation methodology may result in higher or lower profits being achieved. After initial recognition the investment in the Taralga Wind Farm project was accounted for as an available-for-sale investment which was measured at fair value with gains recognised in other comprehensive income and in an available-for-sale reserve until the investment is derecognised or until the investment is determined to be impaired. At 30 June 2013 this available-for-sale asset was revalued to $10,800,000. This revaluation was based on an indicative offer to acquire the asset which was received by the Group during the year.

At 30 June 2014, the fair value calculations were re-performed using the same methodology as on initial recognition. Based on actual events and expected changes to future outcomes arising from events during the 2014 financial year, the investment was fully impaired at 30 June 2014. This impairment resulted in the recognition of a charge to profit or loss of $10,000,000.

(vii) Contingent consideration

On 16 April 2013, the Group’s interests in Larkden Pty Ltd were sold, including the energy storage patents held by Larkden. The sale price was $4,500,000, of which $250,000 was received in cash at the time of sale. If certain targets of installed capacity of the storage technology are not met within 3 years of the date of sale, the purchase price shall be reduced by $1,000,000. This contingent consideration of $1,000,000 will be recognised as revenue on receipt. The balance of the payments is to be received in three tranches on the anniversaries of the sale from 2015 to 2017 and is recorded in other non-current receivables. Interest on the deferred purchase price accrues at market rate. A loss on sale of $265,000 has been included in Other Expenses, refer Note 7(f). Subsequent to June 30, 2014, $1,000,000 due to be received in May 2015 was received.

Notes to the financial statements

3 Significant accounting judgements, estimates and assumptions

(b) Critical judgements in applying the entity’s accounting policies

(i) Net realisable value for STCs inventories

STCs are measured at lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Judgement is applied when determining the net realisable value. This includes consideration of the number of STCs that the Group has at balance date, the estimated period it will take to sell the STCs, the ability of the Group to sell the STCs in the ordinary course of business, potential forward sale contracts that the Group has at balance date and observed STC market prices.

(ii) Impairment of available-for-sale financial assets

The Group has determined that its investment in Andalay Solar Inc, a US listed company, has been subject to a significant and prolonged decrease in market price. As a result, in accordance with the Group’s accounting policy regarding available-for-sale financial assets (refer to Note 2(p)) the Company has recognised an impairment to the carrying value of the asset through profit or loss for the year ended June 30, 2014 of $4,000 (2013: $560,000; 2012: $375,000).

4 Operating segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The consolidated entity’s operating companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and serving different markets.

The principal activities of segments within the consolidated entity were:

•	Solar PV provides engineering design, supply and installation services to retail, commercial and utility-scale domestic and international customers with professional engineering solutions to make effective use of solar power. Domestic products and services are generally small-scale solar power solutions suited to residential and small to medium enterprise applications. International products and services are generally focused on utility-scale solar generation system projects.

•	Parmac provides a full range of mechanical services and air-conditioning services in support of developers, builders and commercial tenants at the mid-tier level. Their specialty is working within existing mechanical services infrastructure and tight deadlines to deliver high-quality commercial grade air-conditioning solutions.

•	RAPS / Technology Solutions includes operating remote area power systems (‘RAPS’) as well as the inclusion of other operations that utilise the Groups patents relating to carbon block energy storage technology and other intellectual property. The Chatham Island wind project is included in the RAPS segment.

•	Wind development of large scale wind projects, including expenditure on early stage projects. At 30 June 2014 this segment is predominately the Taralga wind farm project.

•	Corporate provides administrative and other services required to support the BlueNRGY group. This includes the Corporate Executive Team, Finance, Human Resources and Legal departments.

•	CapTech (discontinued operation) manufacture energy saving products (power factor correction equipment) and energy quality products (reactors and filters), and also supply components (capacitors) and energy consulting services. In general, their power correction equipment can reduce energy consumption by 25% and their other products provide for improvement in quality and thereby efficiency of power use. Captech was disposed on August 30, 2013 and is no longer an operating segment.

Notes to the financial statements

4 Operating segments (continued)

Primary reporting – business segments

2014	Solar PV $’000	Parmac $’000	RAPS/ Technology Solutions $’000	Wind $’000	Corporate $’000	Total $’000	Adjustments & Eliminations $’000	Consolidated $’000
Revenue outside the economic entity	2,240	10,188	329	1,308	-	14,065	-	14,065
Other income	3,194	14	-	-	589	3,797	(4)	3,793
Total income from continuing operations	5,434	10,202	329	1,308	589	17,862	(4)	17,858
Total income from discontinued operations								1,076
Total income								18,934
Segment profit/(loss) before tax from continuing operations	(1,352)	(823)	10	707	(25,058)	(26,516)	-	(26,516)
Income tax (expense)/benefit	-	-	-	-		-	-	-
Net profit/(loss) after tax from continuing operations	(1,352)	(823)	10	707	(25,058)	(26,516)	-	(26,516)
Net profit from discontinued operations								1,086
Net profit after tax								(25,430)

Depreciation, Amortisation	(183)	(143)	(36)	-	(270)	(632)	-	(632)
Impairment of financial assets and interest in joint ventures	-	-	-	-	(4)	(4)	-	(4)
Impairment of intangible assets	-	-	-	-	(10,015)	(10,015)	-	(10,015)

Segment assets of continuing operations	3,273	2,608	2,294	3	22,695	30,873	(12,146)	18,727
Segment assets of discontinued operations								-
Total Assets								18,727
Segment liabilities of continuing operations	18,977	2,332	164	-	17,244	38,717	(319)	38,398
Segment liabilities of discontinued operations								-
Total Liabilities								38,398

Notes to the financial statements

4 Operating segments (continued)

Primary reporting – business segments (continued)

2013 (restated)	Solar PV $’000	Parmac $’000	RAPS/ Technology Solutions $’000	Wind $’000	Corporate $’000	Total $’000	Adjustments & Eliminations $’000	Consolidated $’000
Revenue outside the economic entity	28,107	17,363	323	18,557	-	64,350	(220)	64,130
Other income	1,599	49	-	-	2,583	4,231	-	4,231
Total income from continuing operations	29,706	17,412	323	18,557	2,583	68,581	(220)	68,361
Total revenue from discontinued operations								5,327
Total income								73,688
Segment profit/(loss) before tax from continuing operations	(8,530)	(1,287)	586	13,748	(13,900)	(9,383)	-	(9,383)
Income tax (expense)/benefit	12	-	-	-	53	65	-	65
Net profit/(loss) after tax from continuing operations	(8,518)	(1,287)	586	13,748	(13,847)	(9,318)	-	(9,318)
Net profit from discontinued operations								911
Net profit after tax								(8,407)

Depreciation, Amortisation	(229)	(149)	(178)	-	(252)	(808)	-	(808)
Impairment of financial assets and interest in joint ventures	-	-	(18)	-	(560)	(578)	-	(578)
Impairment of intangible assets	-	-	-	-	-	-	-	-

Segment assets of continuing operations	3,426	3,834	2,610	10,808	10,573	31,191	-	31,191
Segment assets of discontinued operations								1,709
Total Assets								32,900
Segment liabilities of continuing operations	12,588	4,254	17	7	24,765	41,631	-	41,631
Segment liabilities of discontinued operations								709
Total Liabilities								42,340

Notes to the financial statements

4 Operating segments (continued)

Primary reporting – business segments (continued)

2012 (restated)	Solar PV $’000	Parmac $’000	RAPS/ Technology Solutions $’000	Wind $’000	Corporate $’000	Total $’000	Adjustments & Eliminations $’000	Consolidated $’000
Revenue outside the economic entity	32,438	10,372	767	-	-	43,577	-	43,577
Other income	107	4	-	-	4,452	4,563	-	4,563
Total income from continuing operations	32,545	10,376	767	-	4,452	48,140	-	48,140
Total revenue from discontinued operations								6,326
Total income								54,466
Segment profit/(loss) before tax from continuing operations	(20,832)	(576)	(178)	(7)	(28,846)	(50,441)	-	(50,441)
Income tax (expense)/benefit	1,496	67	(119)	2	(3,977)	(2,531)	67	(2,464)
Net profit/(loss) after tax from continuing operations	(19,336)	(509)	(297)	(5)	(32,825)	(52,972)	67	(52,905)
Net profit from discontinued operations								(1,837)
Net profit after tax								(54,742)

Depreciation, Amortisation	(335)	(127)	(130)	-	(263)	(855)	-	(855)
Impairment of financial assets and interest in joint ventures	(308)	-	-	-	(3,931)	(4,239)	-	(4,239)
Impairment of intangible assets	(471)	-	-	-	(11,063)	(11,534)	-	(11,534)

Segment assets of continuing operations	19,890	2,320	4,516	2,523	11,644	40,893	(1,110)	39,783
Segment assets of discontinued operations								2,487
Total Assets								42,270
Segment liabilities of continuing operations	26,307	1,440	-	10	18,011	45,768	(1,057)	44,711
Segment liabilities of discontinued operations								462
Total Liabilities								45,173

Notes to the financial statements

5 Disposals of controlling interests

(i) Disposal of subsidiary

On August 30, 2013 BlueNRGY’s 100% owned subsidiary Capacitor Technologies Pty Ltd (‘Captech’) was disposed of for $1,788,000 resulting in a loss on sale of $8,000. (Refer Note 14).

6 Revenues from continuing operations and other income

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

Revenue from sales and services	14,065	64,130	43,577
Total revenue from operating activities	14,065	64,130	43,577

Other income
Gain on financial liabilities measured at fair value	73	2,555	-
Gain on re-measurement of contingent consideration	-	-	4,132
Discount received (i)	3,086	-	-
Interest income	-	39	64
Other income (ii)	634	1,647	367
	3,793	4,241	4,563

(i) Discount received in 2014 includes a discount received from trade suppliers on amounts previously recorded as trade payables.

(ii) Other income in 2013 includes $489,000 gain on sale of STCs and $396,000 recovery from a previously written off bad debt.

7 Expenses

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

(a) Employee benefits expense
Wages and salaries	9,232	12,327	12,663
Defined contribution superannuation expense	457	636	819
Other employee benefits expense	868	1,823	1,934
	10,557	14,786	15,416

(b) Lease payments and other occupancy expenses
Minimum lease payments - operating lease	780	1,131	1,246
Other	135	126	-
	915	1,257	1,246

(c) Depreciation, and amortisation of non-current assets
Depreciation – property, plant & equipment	586	589	674
Amortisation – leasehold improvements	46	82	99
Amortisation – patents	-	137	82
	632	808	855

Notes to the financial statements

7 Expenses (continued)

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
(d) Impairment loss on intangibles
Impairment loss on goodwill	-	-	11,116
Impairment loss on license cost	-	-	163
Impairment loss on development costs	-	-	255
	-	-	11,534

(e) Impairment loss on financial assets and joint venture assets
Investments in Solar projects	-	18	44
Investment in Wind projects	10,000	-	-
Investment in Barefoot Power	15	-	-
Investment in eco-Kinetics UK JV	-	-	129
Investment in eco-Kinetics Germany JV	-	-	179
Investment in Bowen	-	-	1,898
Investment in Emerald	-	-	1,989
	10,015	18	4,239

(f) Other expenses
Communications costs	229	406	481
Bank charges	51	177	474
Printing, postage & delivery	32	47	50
Development costs	350	-	-
Insurance	436	569	340
Office supplies	317	187	494
Training	9	19	59
Unrealised and realised losses on foreign exchange	474	706	392
Loss on sale/disposal of assets	642	468	31
Other expenses	715	628	894
	3,255	3,207	3,215

(g) Finance costs
Interest expense	3,947	7,356	1,980
Finance cost for extinguishment of convertible notes	870	2,278	-
Share option expenses	148	267	526
Foreign exchange difference	96	1,221	(180)
	5,061	11,122	2,326

(h) Cost of sales	14,064	46,745	52,431

Notes to the financial statements

8 Income tax

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

(a) Income tax benefit/(expense)
Current tax expense	-	-	-
Deferred tax
- Relating to origination and reversal of temporary differences	-	65	(2,835)
Income tax benefit/(expense)	-	65	(2,835)

Income tax expense is attributable to:
Loss from continuing operations	-	65	(2,464)
Profit/(loss) from discontinuing operations	-	-	(371)
	-	65	(2,835)

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax from continuing operations	(26,516)	(9,382)	(50,441)
Profit/(loss) before income tax from discontinuing operations	1,086	911	(1,466)
	(25,430)	(8,471)	(57,907)
Tax at the Australian tax rate of 30%	(7,629)	(2,541)	(15,572)

Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:
Expenditure not allowable for income tax purposes	4,095	1,377	1,725
Non-assessable items for income tax purposes	-	(767)	(1,060)
Tax benefit (not recognised) now recognised	3,534	1,996	9,222
Recognition of prior year temporary differences/tax losses brought to account as deferred tax assets	-	-	3,221
	-	65	(2,464)

(c) Reconciliation of deferred tax asset/(liability) (net position)
Opening balance as at 1 July	-	(65)	2,770
Income tax benefit recognised	-	65	(2,835)
Closing balance as at 30 June	-	-	(65)

(d) Deferred income tax
Deferred tax liabilities:
Depreciation	-	-	12
Other	-	-	53
	-	-	65

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

(d) Tax losses

The Group generated revenue tax losses totalling $11,780,000 (deferred tax asset of $3,534,000). Deferred tax assets relating to tax losses totalling $19,921,000 (2013: $16,387,000; 2012: $14,521,000) are available to the Group for offset against future taxable income. In addition, the Group has carried forward capital tax losses totalling $4,867,000 (2013: $4,855,000; 2012: $4,672,000)

(e) Unrecognised temporary differences

The temporary differences not recognised at June 30, 2014 2013 and 2012 relate primarily to tax losses referred to in (d). There are no other material temporary differences.

(f) Franking credits

At June 30, 2014 the Group has $834,000 of available franking credits (2013: $834,000; 2012: $834,000).

Notes to the financial statements

9 Earnings per share

The following reflects the income used in the basic and diluted earnings per share computations:

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

(a) Earnings used in calculating earnings per share
Net loss from continuing operations attributable to ordinary equity holders of the parent	(26,516)	(9,318)	(52,905)
Net profit from discontinued operations attributable to ordinary equity holders of the parent	1,086	911	(1,837)
Net loss attributable to ordinary equity holders of the parent	(25,430)	(8,407)	(54,742)

	2014 Number of shares	2013 Number of shares	2012 Number of shares
(b) Weighted average number of shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	1,953,691	1,596,246	1,553,483
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	1,953,691	1,596,246	1,553,483

	2014 $	2013 $	2012 $
(c) Earnings per share
Basic earnings per share from continuing operations	(13.57)	(5.84)	(34.06)
Basic earnings per share from discontinued operations	0.55	0.57	(1.18)
Basic earnings per share	(13.02)	(5.27)	(35.24)

Diluted earnings per share from continuing operations	(13.57)	(5.84)	(34.06)
Diluted earnings per share from discontinued operations	0.55	0.57	(1.18)
Diluted earnings per share	(13.02)	(5.27)	(35.24)

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Notes to the financial statements

9 Earnings per share (continued)

The following anti-dilutive share options have been excluded from the calculation of diluted earnings per share that could potentially dilute earnings per share in the future if they become dilutive:

Date granted	Expiry date	Exercise price $		Vested and exercisable at end of the year
2014
1-Nov-11	31-Dec-14	$75.00		1,167
28-May-12	28-May-15	$8.25	[1]	66,667
31-May-12	30-May-17	$3.90		117,705
12-Dec-12	12-Dec-17	$15.90		3,930
12-Dec-12	12-Dec-17	$3.90	[2]	11,792
30-Dec-12	30-Dec-17	$15.90		43,164
13-Feb-13	30-May-17	$3.90	[2]	153,939
18-Jun-14	15-Dec-19	$5.34		72,400
2013
28-Nov-08	27-Nov-13	$60.00		30,667
21-Dec-10	19-Dec 13	$60.00		40,000
01-Nov-11	31-Dec-14	$75.00		1,167
28-May-12	28-May-15	$8.25	[1]	66,667
31-May-12	30-May-17	$3.90	[2]	117,705
12- Dec -12	12-Dec-17	$15.90		3,930
12- Dec -12	12-Dec-17	$3.90		11,792
30- Dec -13	30-Dec-17	$15.90		43,164
13-Feb-13	30-May-17	$3.90	[2]	153,939

2012
28-Nov-08	27- Nov -13	$60.00		30,667
21-Dec-10	19- Dec -13	$60.00		40,000
27-Jul-11	31- Dec-12	$60.00		1,917
01-Nov-11	31-Dec-14	$75.00		1,167
28-May-12	28-May-15	$15.00		66,667
31-May-12	30-May-17	$15.00		117,705

1 These options were repriced down from $15.90 to $8.25 following the restructuring of the series 1 convertible notes.

2 These options contain a feature whereby their exercise price is reduced to match the price of any subsequent equity issues at a lower price than their exercise price. During the year, 117,705 options were repriced down from $15.90 to $8.25 and subsequently from $8.25 to $3.90. 153,939 options were repriced down from $8.25 to $3.90.

All the convertible notes issued were anti-dilutive for all three financial years. Refer to Note 18(b) for details of convertible notes issued.

Notes to the financial statements

10 Cash and cash equivalents

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Cash at bank and in hand	1,381	932	2,522
Bank overdraft	-	(463)	-
	1,381	469	2,522
(a) Reconciliation of net loss to net cash flow from operations
Loss after tax	(25,430)	(8,407)	(54,742)
Adjustment for non-cash items:
Depreciation and amortisation	632	895	939
Impairment of intangibles	-	-	11,534
Impairment of financial assets and joint venture assets	10,015	578	4,614
Share-based payments expense	147	436	707
Write-off of capitalised finance facility costs	-	978	-
Non-cash items relating to convertible notes	3,256	6,063	-
Non-cash items relating to Taralga project	-	(10,000)	-
Gain on financial liabilities measured at fair value	-	(2,555)	-
Loss on sale of property, plant and equipment and intangible assets	909	454	25
Unrealised losses/(gains) on foreign exchange	474	566	214
Share of (profit)/loss of associates	-	-	108
Bad debts written off and provision for impairment of receivable	75	188	2,496
Discount on acquisition of controlled entity	-	(67)	-
Break fee from terminated acquisition	-	-	2,475
Gain on remeasurement of contingent consideration	-	-	(3,529)
Changes in assets and liabilities:
Trade and other receivables	2,862	1,855	13,024
Inventories	(1,038)	14,640	14,718
Other assets	(801)	20	822
Deferred tax assets	-	-	3,219
Trade and other payables	(10,735)	4,110	(12,054)
Current tax liabilities	-	(65)	-
Deferred tax liabilities	-	-	(386)
Provisions	(529)	132	(3,198)
Net cash from/(used in) operating activities	(20,163)	9,821	(19,014)

(b) Non-cash financing and investing activities
Share-based payments (options) – borrowings	147	267	527
Equity settled – payables and borrowings	4,891	419	-
Acquisition of plant and equipment by means of finance leases	167	115	197
Acquisition of investment by means of re-investment of fees earned	-	10,000	-

The Group’s exposure to interest rate risk is discussed in Note 22. The maximum exposure to credit risk at the end of the reporting period is the carrying amount.

Notes to the financial statements

11 Trade and other receivables

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Current
Trade receivables (a)	1,498	3,128	4,948
Other receivables (b)	1,600	1,907	1,118
Allowance for impairment loss	(3)	(78)	(1,067)
	3,095	4,957	4,999

Non-current
Other receivables (b)	500	1,500	-
	500	1,500	-

Movements in the allowance for impairment loss were as follows:
At July 1	78	1,067	311
Charge for the year	75	334	1,345
Amounts recovered	-	-	-
Amounts written off	(150)	(1,323)	(589)
At June 30	3	78	1,067

(a) Past due but not impaired

As at June 30, 2014, trade receivables past due but not considered impaired are: $234,000 (2013: $2,490,000; 2012: $1,930,000).

Payment terms on these amounts have not been re-negotiated. Direct contact with the relevant debtor has been made and the Group is satisfied that payment will be received in full. Since balance date $207,000 of these past due amounts have been received.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

	Total $’000	0-30 Days $’000	30-60 Days $’000	> 60 Days $’000
At June 30, the ageing analysis of trade receivables past due is as follows:
2014 Consolidated	234	-	177	57
2013 Consolidated	2,490	-	2,166	324
2012 Consolidated	1,930	-	399	1,531

(b) Other receivables

These amounts generally arise from transactions outside of the usual operating activities of the Group. The balance relates primarily to the receivable from the sale of Larkden Pty Ltd, of which $1,000,000 has been received by the date of this report.

Notes to the financial statements

12 Inventories

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Raw materials and stores	826	-	-
Work in progress	392	-	12,762
STCs	15	195	1,847
	1,233	195	14,609

Work in progress at June 30, 2012 was made up of costs incurred in constructing a 5MW solar project in Italy and development expenditure on the Taralga wind farm project. Since 30 June 2012 the Italian Solar project has been sold and development costs for Taralga have been reimbursed with the respective work-in-progress amounts transferred to profit or loss in the year ended 30 June 2013.

13 Other assets

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Current
Prepayments	347	379	217
Deposits (i)	756	4	2
	1,103	383	219

Non-current
Deposits	178	97	192

(i) For 2014, this amount includes $676,000 relating to a payment initiated by a Director, Mr Gerry McGowan, (no longer a director) outside of the customary approval processes of the Company. The Company has been unable to determine the nature of this payment. Refer to Note 24(g).

Notes to the financial statements

14 Available-for-sale, other financial assets and discontinued operations

Available-for-sale and other financial assets

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Non-current
Taralga Wind Farm[1]	-	10,800	-
Andalay Solar[2]	39	43	603
Shares in other corporations	-	15	15
Investment in solar projects	-	-	18
	39	10,858	636

1 During the year ended June 30, 2013 the Group made an investment in two trustee companies Taralga Holding Nominees 1 Pty Ltd, and Taralga Holding Nominees 2 Pty Ltd, and two trusts, the Taralga HoldCo Land Trust, and the Taralga HoldCo Operating Trust. See Note 3(vi) for details of the investment. At 30 June 2014, this investment was fully impaired to $Nil.

2 On January 4, 2012, BlueNRGY invested US$1,000,000 into Andalay Solar (previously Westinghouse Solar Inc.) to acquire 1,666,667 common stock in this US listed company. This represented an ownership interest of approximately 9% of the common stock of Andalay Solar. BlueNRGY does not have a controlling interest in Andalay Solar and as such this investment is valued on a mark to market basis. Impairment losses of $4,000 (2013: $560,000; 2012: $375,000) have been recognised as it was deemed that the decline in value was significant compared to the original cost of the investment.

Discontinued operations

On August 30, 2013 BlueNRGY’s 100% owned subsidiary Capacitor Technologies Pty Ltd (‘Captech’) was disposed of for $1,788,000 resulting in a loss on sale of $8,000. Financial information relating to the discontinued operation for the period to the date of disposal is set out below:

	Consolidated
	2014 $’000	2013 $’000	2012 $’000
Current
Revenue	1,076	5,237	6,326
Expenses	10	(4,326)	(8,163)
Profit before income tax	1,086	911	(1,837)
Income tax expense	-	-	-
Profit after income tax of discontinued operation	1,086	911	(1,837)

Assets classified as held for sale	-	1,709	2,487
Liabilities directly associated with assets classified as held for sale	-	709	462

Net cash outflow from operating activities	(263)	(10)	(91)
Net cash outflow from investing activities	-	(47)	(52)
Net cash outflow from financing activities	(26)	(16)	-
Net decrease in cash generated by discontinued operation	(289)	(73)	(143)

Notes to the financial statements

14 Available-for-sale, other financial assets and discontinued operations (continued)

Details of the sale of Captech are as follows:

2014 $’000
Details of sale:
Consideration received
Cash received	1,788
Total disposal consideration	1,788

Carry amount of net assets sold	1,796
Loss on sale before income tax	(8)
Income tax expense	-
Loss on sale of discontinued operation after income tax	(8)

Carrying amounts of assets and liabilities at the date of sale
Receivables	937
Inventories and work in progress	935
Fixed assets	162
Goodwill	341
Total assets	2,375

Trade payables & other payables	297
Provisions	257
Finance leases	25
Total liabilities	579

Net assets	1,796

Notes to the financial statements

15 Non-current assets - plant and equipment

	Consolidated
	2014 $’000	2013 $’000	2012 $’000
Computer hardware & software
At cost	1,043	925	619
Accumulated depreciation	(700)	(581)	(455)
Total computer hardware & software	343	344	164

Motor vehicles
At cost	374	362	328
Accumulated depreciation	(369)	(352)	(174)
Total motor vehicles	5	10	154

Plant and equipment
At cost	3,967	4,232	4,477
Accumulated depreciation	(1,443)	(736)	(587)
Total plant and equipment	2,524	3,496	3,890

Furniture, fittings & office equipment
At cost	429	426	415
Accumulated depreciation	(240)	(212)	(156)
Total furniture, fittings & office equipment	189	214	259

Leased motor vehicles
At cost	644	635	769
Accumulated amortisation	(287)	(256)	(410)
Total leased motor vehicles	357	379	359

Leasehold improvements
At cost	407	425	512
Accumulated amortisation	(293)	(265)	(300)
Total leasehold improvements	114	160	212

Total property, plant and equipment
At cost	6,864	7,005	7,120
Accumulated amortisation/depreciation	(3,332)	(2,402)	(2,082)
Total property, plant and equipment	3,532	4,603	5,038

Notes to the financial statements

15 Non-current assets - plant and equipment (continued)

Reconciliation of carrying amounts at the beginning and end of the year

	Computer hardware & software $’000	Motor vehicles $’000	Plant & equipment $’000	Furniture, fittings & office equipment $’000	Leased motor vehicles $’000	Leasehold improve- ments $’000	Total $’000
Year ended June 30, 2014
At July 1, 2013 net of accumulated depreciation and impairment	344	10	3,496	214	379	160	4,603
Additions	21	97	284	80	167	23	672
Disposals	(10)	(97)	(867)	(45)	(64)	(28)	(1,111)
Transfers	119	7	(119)	(5)	(7)	5	-
Depreciation charge for the year	(131)	(12)	(270)	(55)	(118)	(46)	(632)
At June 30, 2014 net of accumulated depreciation and impairment	343	5	2,524	189	357	114	3,532

Year Ended 30 June 2013
At 1 July 2012 net of accumulated depreciation and impairment	164	154	3,890	259	359	212	5,038
Additions	304	13	-	134	115	122	688
Disposals	(11)	(86)	(145)	(118)	-	(92)	(452)
Depreciation charge for the year	(113)	(71)	(249)	(61)	(95)	(82)	(671)
At 30 June 2013 net of accumulated depreciation and impairment	344	10	3,496	214	379	160	4,603

Notes to the financial statements

15 Non-current assets - plant and equipment (continued)

Reconciliation of carrying amounts at the beginning and end of the year

	Computer hardware & software $’000	Motor vehicles $’000	Plant & equipment $’000	Furniture, fittings & office equipment $’000	Leased motor vehicles $’000	Leasehold improve- ments $’000	Total $’000
Year Ended 30 June 2012
At 1 July 2011 net of accumulated depreciation and impairment	287	273	3,391	385	215	310	4,861
Additions	136	27	725	-	197	7	1,092
Disposals	(2)	(18)	-	(74)	(48)	-	(142)
Transfers	-	(59)	-	-	59	-	-
Depreciation charge for the year	(257)	(69)	(226)	(52)	(64)	(105)	(773)
At 30 June 2012 net of accumulated depreciation and impairment	164	154	3,890	259	359	212	5,038

Notes to the financial statements

16 Non-current assets – goodwill and intangible assets

Reconciliation of carrying amounts at the beginning and end of the year

	Patent Costs $’000	Develop- ment Costs $’000	License Costs $’000	Goodwill $’000	Total $’000

Year ended June 30, 2014
At July 1, 2013 net of impairment	-	-	-	7,666	7,666
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Impairment	-	-	-	-	-
Amortisation	-	-	-	-	-
At June 30, 2014 net of accumulated amortisation and impairment	-	-	-	7,666	7,666

At June 30, 2014
Cost (gross carrying amount)	-	-	-	19,123	19,123
Accumulated impairment	-	-	-	(11,457)	(11,457)
Net carrying amount	-	-	-	7,666	7,666

Year ended June 30, 2013
At July 1, 2012 net of impairment	3,500	402	-	7,666	11,568
Disposals	(3,363)	(402)	-	-	(3,765)
Impairment	-	-	-	-	-
Amortisation	(137)	-	-	-	(137)
At June 30, 2013 net of accumulated amortisation and impairment	-	-	-	7,666	7,666

At June 30, 2013
Cost (gross carrying amount)	-	255	163	18,782	19,200
Accumulated impairment	-	(255)	(163)	(11,116)	(11,534)
Net carrying amount	-	-	-	7,666	7,666

Year ended June 30, 2012
At July 1, 2011 net of impairment	3,582	654	163	18,557	22,956
Additions	-	3	-	225	228
Impairment	-	(255)	(163)	(11,116)	(11,534)
Amortisation	(82)	-	-	-	(82)
At June 30, 2012 net of accumulated amortisation and impairment	3,500	402	-	7,666	11,568

At June 30, 2012
Cost (gross carrying amount)	3,582	657	163	18,782	23,184
Accumulated impairment	-	(255)	(163)	(11,116)	(11,534)
Accumulated amortisation	(82)	-	-	-	(82)
Net carrying amount	3,500	402	-	7,666	11,568

Notes to the financial statements

16 Non-current assets – goodwill and intangible assets (continued)

Patents

(i) Description of the asset

Patents have been acquired through business combinations (Larkden Pty Ltd) and are carried at cost less accumulated amortisation and accumulated impairment losses. Whilst the technology and know-how associated with the patents have an infinite economic life expectancy, the patents expire in 2025. If an impairment indication arises, the recoverable amount is estimated and an impairment loss is recognised to the extent that the recoverable amount is lower than the carrying amount.

(ii) Impairment consideration

The Group obtained an independent valuation of the Larkden patents as at June 30, 2012 in order to determine the recoverable amount of the asset. The valuation indicated that the carrying value of the patents was $3,500,000.

(iii) Key assumptions used by the independent valuer

The recoverable amount of the patents was determined based on an independent assessment of their fair value. The independent valuation considered a range of possible scenarios and resulting cash flows. The pre-tax discount rate applied to these range of cash flows is between 70% and 80%. In determining the recoverable amount of the asset the Company considered the range of valuations provided by the different scenarios and adopted the value recommended by the independent valuer.

The Group’s interests in Larken Pty Ltd were sold during the year ended 2013. The sale included the energy storage patents held by Larken.

License costs and development costs

During the year ended June 30, 2010 the Group acquired a licence to act as exclusive retailer of Climate Well products with a fair value of $163,000. During the year ended June 30, 2012 the Group assessed the recoverability of the $163,000 Climate Well license agreement and determined that the license was impaired as the Company has decided not to pursue product sales within its licensed geography any further. The full amount of $163,000 was impaired during the year ended June 30, 2012.

During the year ended June 30, 2012, the Group assessed the recoverability of capitalised development costs and determined that the carrying value required impairment and accordingly an impairment loss of $255,000 was recognised in profit or loss in the 2012 financial year. The remaining carrying amount of development costs of $402,000 at 30 June 2012 represented development costs associated with linking solar and wind generating assets with energy storage technology for a remote area renewable energy project. As part of the sale of the patent asset, the licence for use of the storage technology in this project was terminated and the development costs were fully impaired.

Goodwill

Goodwill is allocated to the Group’s cash-generating units (‘CGUs’) identified to the operating segments. A segment-level summary of the goodwill is presented below:

	Consolidated
	2014 $’000	2013 $’000	2012 $’000

Solar PV	6,500	6,500	6,500
Parmac	1,166	1,166	1,166
	7,666	7,666	7,666

Notes to the financial statements

16 Non-current assets – goodwill and intangible assets (continued)

The Group performs its impairment testing as at 30 June each year or more frequently where there are indicators of impairment. The Directors retrospectively tested goodwill for impairment as part of the preparation of this financial report as at June 30 for each of the three years covered by this report. The assumptions used to assess goodwill at each prior balance date were reviewed in conjunction with the actual performance of the CGU under review. As a result of this review as explained below the Solar PV goodwill was considered impaired to the value of $6,500,000 at June 30, 2012. No retrospective goodwill adjustments were required to the Parmac or Captech goodwill.

In conducting this review of goodwill, the Group has considered the results of two valuation approaches: 1) value-in-use calculations; and 2) the relationship between the Company’s market capitalisation (based on the implied capitalisation from the most recent equity issues from January 2015 to the date of this report) and its book value.

The Captech CGU was disposed of in August 2013 for a sale price not materially different from its net assets plus goodwill value.

Key assumptions used in value in use calculations

The recoverable amount of the CGUs based on a value in use calculation uses cash flow projections as at 30 June of the reporting period based on financial budgets.

The calculation of value-in-use relies upon the following assumptions:

	Solar	Parmac
Pre-tax discount rate	25.5%	25.5%
Perpetuity growth rate	2%	3%

The calculation of value in use is most sensitive to the following assumptions:

•	earnings before interest, tax, depreciation & amortisation (EBITDA);

•	discount rates; and

•	growth rate used to extrapolate cash flows beyond the budget period.

Earnings before interest, tax, depreciation & amortisation (EBITDA) – EBITDA forecasts are based on projections for the forthcoming 2 year period, then extrapolated for a further 3 years. The basis for these projections is the recent historical performance of the CGU’s adjusted for any non-recurring revenue or cost items. This is then overlaid with the impact of changes to revenue streams, gross margins and cost structures which have either now been put in place or are underway.

Discount rates - discount rates reflect an estimate of the Group’s time value of money. This is the benchmark used by the Group to assess operating performance and to evaluate future investment proposals. In determining appropriate discount rates, regard has been given to the weighted average cost of capital of the entity as a whole. The business risks specific to each unit are reflected in their individual cash flow estimates rather than the discount rate.

Growth rate estimates - these are based on published industry research such as IbisWorld for Electricity Generation in the case of the Solar CGU and Industrial Building Construction for Parmac.

Notes to the financial statements

16 Non-current assets – goodwill and intangible assets (continued)

(i)	Sensitivity to changes in value-in-use assumptions

The implications of the key assumptions on the recoverable amount are discussed below:

Input	Sensitivity Applied	Revised Goodwill Valuation
		Solar $000	Parmac $000
EBITDA	25% shortfall in EBITDA achievement	4,250	1,105
Growth rate	Long term growth rate of 0%	6,170	1,483
Discount rate	3% increase to discount rate applied	5,696	1,429

17 Trade and other payables

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Current
Trade payables	7,877	13,821	12,626
Accruals and other payables	2,730	7,253	3,476
	10,607	21,074	16,102

Fair value

Due to the short-term nature of these payables, their carrying value is assumed to approximate their fair value.

Notes to the financial statements

18 Interest-bearing loans and borrowings

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Current - secured
Trade finance (a)	-	-	2,500
Bank overdraft (a)	-	463	-
Other loans (b) (i)	7,878	6,500	17,263
Energy bonds (c)(ii)	12,743	-	-
Convertible notes (d) (i)	4,489	8,138	4,965
Finance leases	100	197	157
Current – unsecured
Other loans (b) (ii)	116	1,039	-
Energy bonds (c)(i)	1,539	-	-
Convertible notes (d) (ii)	-	2,750	2,345
	26,865	19,087	27,230
Non-current – secured
Finance leases	286	301	302
	286	301	302

(a) Trade Finance and Bank overdraft

The 2012 trade finance facility was secured by purchased stock and by the assets of eco-Kinetics Pty Ltd. The facility was withdrawn by the lender and the balance to be repaid was classified as an overdraft at June 30, 2013. The overdraft was secured by a first-ranking fixed and floating charge on the assets of the eco-Kinetics entities and guaranteed by BlueNRGY Group Limited. The overdraft was fully repaid in the 2014 financial year.

(b) Other loans

(i) Current – Secured

The other loans balance as at 30 June 2012 included a balance of $10,763,000 drawn on the entity’s construction finance facility in relation to the 5MW Italy solar project completed in June 2012. This loan was repaid in full on the sale of the Italy project in December 2012. This construction finance facility is no longer in place.

The other loans balance as at 30 June 2012 also included a loan of $6,500,000 secured by a 2nd ranking fixed and floating charge over all otherwise unencumbered assets of the Group. This loan remained in place at June 30, 2013. During the 2014 financial year, accrued interest of $865,000 was capitalised into the loan balance and further net loan funding of $503,000 was provided by the lender. Interest is payable on this loan at the penalty rate of 15%.

On execution of the Deed of Company Arrangement on December 24, 2014 the loan balance was fully extinguished.

(ii) Current - unsecured

In December 2012, the Group issued $750,000 of instalment loan notes to a professional advisor of the Group in lieu of cash payments for services received. The instalment notes do not bear interest and are payable in 18 equal monthly instalments, commencing in January 2013, in cash or, at BlueNRGY’s discretion, common shares in the Company. The balance on these notes at June 30, 2014 is $Nil (2013: $500,000).

In January 2013, BlueNRGY entered into an agreement with a consortium of lenders to establish an unsecured financing facility for the purpose of financing purchases of inventory for the Solar PV division. As of June 30, 2014, the facility has been fully repaid to $Nil (2013: $539,000).

(c) Energy Bonds

(i) Energy Bonds 1 – unsecured

In July 2013, £994,500 ($1,800,400) was raised by a subsidiary company (‘the issuer’) Energy Bonds PLC through the issue of an unsecured Clean Energy Bond offering in the United Kingdom (‘Energy Bonds 1’). Energy Bonds 1 bear interest at a rate of 7.5% per annum. Interest is payable quarterly in cash. Energy Bonds 1 are redeemable by the holder on or after the fourth anniversary of their issuance. The issuer has the right to prepay Energy Bonds 1 in whole or in part at any time. Energy Bonds 1 are unsecured and are not subject to any operating covenants or restrictions as a result of their issuance. On execution of the Deed of Company Arrangement on December 24, 2014 the parent company guarantee provided to the issuer was extinguished.

Notes to the financial statements

18 Interest-bearing loans and borrowings (continued)

(c) Energy Bonds (continued)

(ii) Energy Bonds 2 – secured

In December 2013, £7.5 million ($13.6 million) was raised by a subsidiary company (‘the issuer’) Secured Energy Bonds PLC through a secured Clean Energy Bond offering in the United Kingdom (‘Energy Bonds 2’). Energy Bonds 2 bear interest at a rate of 6.5% per annum. Interest is payable quarterly in cash. Energy Bonds 2 are redeemable by the holder on the later of the third anniversary of their issue. The issuer has the right to prepay the Energy Bonds 2 in whole or in part at any time. Energy Bonds 2 are secured over the assets of the issuer and are not subject to any operating covenants or restrictions. On execution of the Deed of Company Arrangement on December 24, 2014 the parent company guarantee provided to the issuer was extinguished. Secured Energy Bonds PLC entered voluntary administration on January 22, 2015.

(d) Convertible notes

(i) Convertible notes secured – Series 1

BlueNRGY issued 635 9.75% convertible notes for US$6,350,000 ($6,756,000) in May 30, 2012 and August 2012, referred to as the Series 1 notes. The maturity date of these notes was 36 months after the date of issue. The notes are transferable by the note holders and are convertible into ordinary shares of the Company at the option of the holder. The conversion price when issued was A$15.90. The notes are secured by a first ranking fixed and floating charge over the assets of BlueNRGY, subject to the priority liens previously granted under the trade finance facility.

In February 2013, the Company entered into an amended and restated agreement with the secured convertible note holders. From an accounting point of view, this renegotiation amounted to an extinguishment of the previously issued notes and the recognition of a new debt which has resulted in an additional expense of $1,168,000 that has been recognised in profit or loss at June 30, 2013.

As a result of a default event at June 30, 2013, at maturity the notes are subject to a redemption premium equal to 20% of the principal which is reflected in the carrying value of the notes at June 30, 2013.

On September 30, 2013 BlueNRGY issued 95 additional Series 1 convertible notes with a total face value of US$950,000 ($1,010,000).

During the 2014 financial year a total of $6,190,000 reductions were made to the Series 1 convertible note balances as follows:

•	cash repayment of $1,840,000 from the proceeds of the sale of Captech

•	exchange of $2,135,000 of notes into Series A Preference Shares

•	exchange of notes with a face value and accrued interest and fees of $2,215,000 into ordinary shares of the Company

On execution of the Deed of Company Arrangement on December 24, 2014 the Series 1 convertible notes were fully extinguished.

(ii) Convertible notes – Series 2 unsecured

In December 2011, BlueNRGY issued 12-month term convertible notes to an investor consortium for US$2,000,000 ($2,128,000) and in March 2012 issued an additional US$400,000 ($425,600) of these notes. In December 2012, prior to maturity of these notes, BlueNRGY issued replacement notes to the note holders, referred to as the ‘Series 2 Notes’ with a face value equal to US$2,750,000 ($2,926,000), which includes accrued interest from the issue date of the original notes through to the issue date of the Series 2 Notes. At June 30, 2014 these notes including all accrued and unpaid interest have a $nil balance after being settled during the year in full by the issue of $606,000 BlueNRGY ordinary shares and $2,508,000 Series A Preference Shares.

Convertible notes – Series 3 unsecured

In December 2012, BlueNRGY issued convertible notes for US$250,000 ($266,000), referred to as the ‘Series 3 Notes’. The Series 3 Notes mature on December 12, 2015 and were convertible at any time in whole or in part at a conversion price of A$15.90 per share. The Series 3 Notes bear interest at an annual rate of 9.75% per annum. At June 30, 2014 these notes including all accrued and unpaid interest have a $Nil balance after being settled during the year in full by the issue of $313,000 BlueNRGY ordinary shares.

(iv) Summary of convertible notes

The convertible notes are presented on the balance sheet as follows:

	Consolidated
	2014 $’000	2013 $’000	2012 $’000

Face value of convertible note (equivalent to cash redemption amount)	4,460	11,712	8,696
Derivative on convertible note (Conversion options and associated warrants) – at fair value	52	296	2,555
Borrowing costs - amortised balance	(23)	(1,120)	(3,941)
Carrying Value	4,489	10,888	7,310

Notes to the financial statements

18 Interest-bearing loans and borrowings (continued)

(e) Derivatives on convertible note

(i) Conversion option

The convertible notes on issue at June 30, 2013 and 2012 are denominated in USD and are convertible at the option of the holder at any time before maturity at a strike price multiplied by a USD exchange rate. These convertible notes are classified as a financial liability (refer to Note 2(w)).

(ii) Performance warrants

The performance warrants which have been issued to Series 1 noteholders as a result of the restructure of these notes are also considered to be derivative instruments due to the re-pricing mechanism for these warrants and are classified as financial liabilities.

The group engaged an independent valuer to assess the fair value of the derivative on the convertible notes as at June 30, 2013 and 2012.

The embedded conversion option was valued using a modified binominal lattice model giving consideration to the dilution impact of shares issued upon conversion. In order to account for the specific terms of the potential warrants two components of the commonly used (unmodified) binomial model in relation to the share prices have been modified. In this regard, the share price at each node where new shares are issued has been modified to account for the effect of dilution. The following key inputs were applied to determine a fair value.

	June 30, 2014	June 30, 2013	June 30, 2012

Share price	$3.60	$2.40	$13.50
Conversion price	$15.90	$15.90	$15.90
Dividend yield	0.0%	0.0%	0.0%
Risk free rate	3.0%	3.0%	3.0%
Volatility	70% - 90%	70% - 90%	60% - 80%

The additional warrants were valued using an un-modified binominal lattice model giving consideration to the dilution impact of the shares issued upon conversion of the warrants as well as other options on issue. The following key inputs were applied to determine a fair value.

	June 30, 2014	June 30, 2013	June 30, 2012

Share price	$3.60	$2.40	$13.50
Conversion price	$15.90	$15.90	$15.90
Dividend yield	0.0%	0.0%	0.0%
Risk free rate	3.0%	3.0%	3.0%
Volatility	70% - 90%	70% - 90%	60% - 80%

Notes to the financial statements

18 Interest-bearing loans and borrowings (continued)

(e) Derivatives on convertible note (continued)

(ii) Performance warrants (continued)

The performance warrants were valued using a multi-step binomial model. The following key inputs were applied to determine a fair value.

	June 30 2014	June 30, 2013

Number of options granted	153,939	153,939
Consideration for options granted	Nil	Nil
Grant date:	Feb 13, 2013	Feb 13, 2013
Expiry date:	May 30, 2017	May 30, 2017
Share price at grant date	$6.00	$6.00
Exercise price	$ 3.90 [1]	$ 3.90 [1]
Expected dividend yield	0%	0%
Risk-free interest rate	3.0%	3.0%
Volatility	70%	70%

1 These options contain a feature whereby their exercise price is reduced to match the price of any subsequent equity issues at a lower price than their exercise price. These options were repriced down from $8.25 to $3.90.

(d) Fair values

With the exception of the convertible notes, the carrying amount of the Group’s current and non-current borrowings approximates their fair values.

(e) Risk exposures

Details of the Group’s exposure to risks arising from the current and non-current borrowings relating to interest rate and foreign exchange risk are set out in Note 22.

(f) Assets pledged as security

All assets of the Group have been pledged as security for current and non-current interest bearing liabilities.

19 Provisions

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

Current
Employee entitlements	395	646	569
Provision for warranty claims (a)	153	433	273
	548	1,079	842
Non-current
Employee entitlements	92	90	170

(a) This amount includes predominantly provision for estimated claims by customers for product faults in domestic Solar PV systems as well as provision for claimable warranty for other goods and services sold by the Group.

Notes to the financial statements

20 Contributed equity

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

Ordinary share capital, issued and fully paid	120,323	109,046	108,509
Class A Preferred shares, issued and fully paid	4,643	-	-
Value of conversion rights – convertible notes	574	574	574
	125,540	109,620	109,083

On February 6, 2014 the Company effected a 300:1 consolidation of its ordinary shares (the ‘Reverse Stock Split’) in accordance with the authorization of shareholders granted at its Extraordinary General Meeting held on November 26, 2013. Following the Reverse Stock Split, the Company’s issued and outstanding ordinary shares as of February 6, 2014 totaled 2,032,013. All common share, per common share, stock unit per stock unit data, stock option and warrant exercise prices per ordinary share and all convertible note conversion prices per share, for all periods presented, have been adjusted to reflect the Reverse Stock Split.

	2014		2013		2012
	Number of shares	$’000	Number of shares	$’000	Number of shares	$’000
Movement in shares on issue
Balance at the beginning of the year	1,742,825	109,046	1,575,014	108,509	1,511,122	106,784
Issue of shares during the year	2,976,489	12,597	114,734	419	63,892	1,725
Issue from exercise of share options	-	-	53,077	207	-	-
Forfeiture on consolidation	(1,181)	-	-	-	-	-
Transaction costs	-	(1,320)	-	(89)	-	-
Balance at the end of the year	4,718,133	120,323	1,742,825	109,046	1,575,014	108,509

Movement in preference shares on issue
Balance at the beginning of the year	-	-	-	-	-	-
Issue of preference A shares during the year	435	4,643	-	-	-	-
Balance at the beginning of the year	435	4,643	-	-	-	-

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Covenants contained within the Preferred Shares on issue prevent BlueNRGY Group Limited from making dividend payments without the prior approval of the Preference Shareholders.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

The Class A Preferred Shares have a liquidation preference over the Company’s ordinary shares, are non-voting (except with respect to any Class A Preferred Stock matters) and are convertible at any time into Ordinary shares, in whole or in part, at each holder’s option. The number of Ordinary shares into which each Class A Preferred Share is convertible is determined by dividing the face value each Class A Preferred Share by US$4.00. There are no dividend rights attached to the Class A Preferred Shares. The Class A Preferred Shares are redeemable by the Company, in whole or in part, at the Company’s sole election.

Notes to the financial statements

20 Contributed equity (continued)

Other equity

The amount shown for other equity is the value of the conversion rights relating to the 12.5% convertible notes issued on July 29, 2009.

Share options

Options over ordinary shares: The following options (including conversion rights on convertible notes) to purchase fully paid ordinary shares in the Company were outstanding at June 30, 2014:

Grant Date	Expiry Date	Exercise Price ($)	Balance at beginning of the year No.	Granted during the year No.	Exercised during the year No.	Forfeited during the year No.	Vested and exercisable at end of the year No.

28/11/08	27/11/13	$60.00	30,667	-	-	(30,667)	-
21/12/10	19/12/13	$60.00	40,000	-	-	(40,000)	-
01/11/11	31/12/14	$75.00	1,167	-	-	-	1,167
28/05/12	28/05/15	$8.25	66,667	-	-	-	66,667
31/05/12	30/05/17	$3.90	117,705	-	-	-	117,705
12/12/12	12/12/17	$15.90	3,930	-	-	-	3,930
12/12/12	12/12/17	$3.90	11,792	-	-	-	11,792
30/12/12	30/12/17	$15.90	43,164	-	-	-	43,164
13/02/13	30/05/17	$3.90	153,939	-	-	-	153,939
18/06/14	15/12/19	$5.34	-	72,400	-	-	72,400
Total			469,031	72,400	-	(70,667)	470,764
Weighted average exercise price $			14.35	5.34		60.00	6.11

Notes to the financial statements

20 Contributed equity (continued)

The following options (including conversion rights on convertible notes) to purchase fully paid ordinary shares in the Company were outstanding at June 30, 2013:

Grant Date	Expiry Date	Exercise Price ($)		Balance at beginning of the year No.	Granted during the year No.	Exercised during the year No.	Forfeited during the year No.	Vested and exercisable at end of the year No.

28/11/08	27/11/13	$60.00		30,667	-	-	-	30,667
21/12/10	19/12/13	$60.00		40,000	-	-	-	40,000
27/07/11	31/12/12	$60.00		1,917	-	-	(1,917)	-
01/11/11	31/12/14	$75.00		1,167	-	-	-	1,167
28/05/12	28/05/15	$8.25	[1]	66,667	-	-	-	66,667
31/05/12	30/05/17	$3.90	[2]	117,705	-	-	-	117,705
12/12/12	12/12/17	$15.90		-	3,930	-	-	3,930
12/12/12	12/12/17	$3.90		-	11,792	-	-	11,792
30/12/12	30/12/17	$15.90		-	43,164	-	-	43,164
13/02/13	30/05/17	$3.90	[2]	-	153,939	-	-	153,939
Total				258,123	212,825	-	(1,917)	469,031
Weighted average exercise price $				21.12	6.56		60.00	14.35

1 These options were repriced down from $15.90 to $8.25 following the restructuring of the Series 1 convertible notes.

2 These options contain a feature whereby their exercise price is reduced to match the price of any subsequent equity issues at a lower price than their exercise price. During the year, 117,705 options were repriced down from $15.90 to $8.25 and subsequently from $8.25 to $3.90 and 153,939 options were repriced down from $8.25 to $3.90.

The following options (including conversion rights on convertible notes) to purchase fully paid ordinary shares in the Company were outstanding at June 30, 2012:

Grant Date	Expiry Date	Exercise Price ($)	Balance at beginning of the year No.	Granted during the year No.	Exercised during the year No.	Forfeited during the year No.	Vested and exercisable at end of the year No.

28/11/08	27/11/13	$60.00	30,667	333	-	(333)	30,667
21/12/10	19/12/13	$60.00	40,000	-	-	-	40,000
09/02/11	09/02/13	$60.00	16,667	-	-	(16,667)[3]	-
27/07/11	31/12/12	$60.00	-	1,917	-	-	1,917
01/11/11	31/12/14	$75.00	-	1,167	-	-	1,167
28/05/12	28/05/15	$15.00	-	66,667	-	-	66,667
31/05/12	30/05/17	$15.00	-	117,705	-	-	117,705
Total			87,334	187,789	-	(17,000)	258,123
Weighted average exercise price $			60.00	15.91		60.00	21.12

3. Includes 16,667 options cancelled and re-issued on 28 May 2012 to a loan provider under the terms of the loan agreement.

(e) Capital management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets.

Notes to the financial statements

20 Contributed equity (continued)

Management adjusts the capital structure to take advantage of favourable costs of capital or high returns on assets. As the market is constantly changing, management may change the amount of dividends to be paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

As at June 30, 2014, 2013 and 2012, the company had negative net equity.

21 Reserves

	Consolidated
	Share options reserve $’000	Available-for- sale reserve $’000	Translation reserve $’000	Total $’000
At July 1, 2013	3,189	800	33	4,022
Share based payments - borrowing & underwriting agreements	147	-	-	147
Impairment of available for sale asset		(800)		(800)
Translation reserve	-	-	(68)	(68)
At June 30, 2014	3,336	-	(35)	3,301

At July 1, 2012 (restated)	2,689	-	-	2,689
Share based payments - borrowing agreements	500	-	-	500
Revaluation reserve	-	800	-	800
Translation reserve	-	-	33	33
At June 30, 2013	3,189	800	33	4,022

At July 1, 2011 (restated)	1,205	-	-	1,205
Share based payments – remuneration	28	-	-	28
Share based payments - borrowing agreements	1,456	-	-	1,456
At June 30, 2012	2,689	-	-	2,689

Nature and purpose of reserves

(i) Share options reserve

The share options reserve is used to record the value of share based payments provided to employees and directors as part of their remuneration and options granted as part of borrowing agreements. 72,400 options in total were granted during 2014 as part of remuneration to underwriters. For the year ended June 30, 2013, 58,887 options were granted as part of borrowing agreements and 150,055 in the year ended June 30, 2012. The reserve also records the re-pricing of options previously issued.

(ii) Available-for-sale reserve

Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available for sale financial assets, are recognised in other comprehensive income, and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(iii) Translation reserve

Exchange differences arising on translation of a foreign controlled entity are recognised in other comprehensive income as described in Note 2(h) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Notes to the financial statements

22 Financial risk management objectives and policies

The Group's principal financial instruments comprise receivables, payables, bank overdraft, trade finance, loans, convertible notes, finance leases, available-for-sale investments and cash and short-term deposits.

Risk exposures and responses

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. The objective of the policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk, price risk, and liquidity risk. Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below.

(a) Interest rate risk

The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk only if the borrowings are carried at fair value, which is not the Group’s policy.

During 2013 and 2012, the Group’s borrowings at variable rate were denominated in Australian Dollars. There were no variable rate borrowings in 2014.

The Group's exposure to market interest rates relates primarily to the Group's previous bank overdraft. The level of debt is disclosed in Note 18.

At reporting date, the Group had the following mix of financial assets and liabilities exposed to Australian variable interest rate risk.

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Financial Assets
Cash and cash equivalents	1,381	932	2,522

Financial Liabilities
Bank overdraft	-	463	-
Trade finance	-	-	2,500

Net exposure	1,381	469	22

Notes to the financial statements

22 Financial risk management objectives and policies (continued)

(a) Interest rate risk (continued)

The Group's policy is to manage its finance costs using a mix of fixed and variable rate debt. At June 30, 2014, the Group had borrowings of $27,151,000 (2013: $19,388,000; 2012: $27,532,000) with 100% being fixed interest rate debt (2013: 97.6%; 2012: 90.9%).

The Group constantly analyses its interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

The Group’s fixed rate borrowings comprising the other loans and the convertible notes are carried at amortised cost.

The following sensitivity analysis is based on the interest rate risk exposures in existence at the reporting date.

At June 30, 2014, 2013 and 2012, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit / (losses) and equity would have been affected as follows:

	Post Tax Profit Higher/(lower)			Equity Higher/(lower)
Judgments of reasonably possible movements:	2014 $’000	2013 $’000	2012 $’000	2014 $’000	2013 $’000	2012 $’000
Consolidated
+1% (100 basis points)	4	4	152	4	4	152
-1% (100 basis points)	(4)	(4)	(152)	(4)	(4)	(152)

(b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities, borrowings, and financial assets.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars was as follows:

	USD $’000	EUR $’000	GBP $’000	FJD $’000	AUD $’000	Total $’000

2014
Cash and cash equivalents	1,134	2	82	-	163	1,381
Trade and other receivables	-	-	16	-	3,579	3,595
Financial assets	-	39	-	-	-	39
Trade and other payables	(266)	(1,504)	(1,368)	-	(7,469)	(10,607)
Borrowings	-	-	(14,399)	-	(12,752)	(27,151)

2013
Cash and cash equivalents	1	6	246	-	679	932
Trade and other receivables	-	-	102	-	6,355	6,457
Financial assets	43	-	-	-	10,815	10,858
Trade and other payables	(1,028)	(1,678)	(152)	-	(18,216)	(21,074)
Borrowings	(10,473)	-	-	-	(8,915)	(19,388)

Notes to the financial statements

22 Financial risk management objectives and policies (continued)

(b) Foreign currency risk (continued)

	USD $’000	EUR $’000	GBP $’000	FJD $’000	AUD $’000	Total $’000
2012
Cash and cash equivalents	5	1,512	-	31	974	2,522
Trade and other receivables	1,018	426	-	-	3,555	4,999
Financial assets	603	-	-	-	33	636
Trade and other payables	(3,740)	(2,799)	-	-	(9,563)	(16,102)
Borrowings	(18,073)	-	-	-	(9,459)	(27,532)

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in the US dollar and AUD exchange rate, and the Euro and the AUD exchange rate, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

		USD		EUR		GBP
	Change in rate	Effect on profit before tax	Effect on equity	Effect on profit before tax	Effect on equity	Effect on profit before tax	Effect on equity
		$’000	$’000	$’000	$’000	$’000	$’000
2014	+10%	(37)	(26)	(29)	(21)	(141)	(99)
	-10%	30	21	24	17	115	81

2013	+10%	(1,215)	(850)	(186)	(130)	(18)	(12)
	-10%	993	695	152	106	21	15

2012	+10%	(2,243)	(1,570)	(96)	(67)	-	-
	-10%	1,835	1,285	78	55	-	-

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates. The eco-Kinetics operations use US dollar denominated borrowings to fund Euro based projects. In order to protect against exchange rate movements, the Group has entered into forward exchange contracts to purchase US dollars and sell Euros. These contracts are hedging highly probable repayment of borrowings and interest for the ensuing financial year. The contracts are timed to mature when repayments of borrowings are scheduled to be made.

The Group does not apply hedge accounting. At June 30, 2014 and 2013 no forward contracts were in place. The fair value of forward contracts at June 30, 2012 was $17,000.

(c) Price risk

The Group has no significant exposure to price risk.

Notes to the financial statements

22 Financial risk management objectives and policies (continued)

(d) Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents, and trade and other receivables. The Group's exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Exposure at balance date is addressed in each applicable note.

The Group does not hold any credit derivatives to offset its credit exposure. The Group trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Group's policy to securitise its trade and other receivables.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of organisations to minimise the risk of default of counterparties.

(e) Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of a variety of equity and debt instruments.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for all non-derivatives financial liabilities.

The amounts disclosed in the table are the contractual undiscounted cash flows.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2014 $’000	2013 $’000	2012 $’000

3 months or less	38,606	40,405	41,012
3-6 months	487	435	417
6 months – 1 year	926	823	7,537
1-5 years	400	400	403
Over 5 years	-	-	-
Total contractual cash flows	40,419	42,063	49,369

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

The Group uses various methods in estimating the fair value of financial instruments. The methods comprise:

Level 1 – the fair value is calculated using quoted prices in active markets.

Level 2 – the fair value is estimated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3 – the fair value is estimated using inputs for the asset or liability that are not based on observable market data.

Notes to the financial statements

22 Financial risk management objectives and policies (continued)

(e) Liquidity risk (continued)

The fair value of the financial instruments as well as the methods used to estimate the fair value are summarised in the table below.

	2014				2013				2012
Consolidated	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Financial assets
Available-for-sale investments	39	-	-	39	43	-	10,815	10,858	603	-	33	636
Total assets	39	-	-	39	43	-	10,815	10,858	603	-	33	636

Financial liabilities
Derivatives on convertible notes	-	-	52	52	-	-	296	296	-	-	2,011	2,011
Total liabilities	-	-	52	52	-	-	296	296	-	-	2,011	2,011

Quoted market price represents the fair value determined based on quoted prices on active markets as at the reporting date. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.This is the case for the embedded derivatives for the convertible notes which are valued based on a valuation techniques which are disclosed in Note 18(d) and for available for sale financial assets disclosed in Note 14.

The following table presents the changes in level 3 instruments for the years ended June 30, 2014 and June 30, 2013:

	Unlisted equity securities (asset)	Embedded derivatives on convertible notes (liabilities)

Opening balance July 1, 2011	117	-
Additions	-	(2,011)
Losses recognised in profit or loss	(84)	-
Closing balance June 30, 2012	33	(2,011)
Other decrease (extinguishment)	-	710
Other increases	10,000	(1,007)
Gains recognised in other comprehensive income	800	-
(Losses)/gains recognised in profit or loss	(18)	2,012
Closing balance June 30, 2013	10,815	(296)
Impairment of available-for-sale investment in profit or loss	(10,000)	-
Impairment of available for sale investment in other comprehensive income	(800)	-
Gains recognised in profit or loss	24	244
Closing balance June 30, 2014	39	(52)

Notes to the financial statements

23 Related party disclosure

(a) Subsidiaries

The consolidated financial statements include the financial statements of BlueNRGY Group Limited and the material subsidiaries listed in the following table.

			% Equity Interest
Name	Country of Incorporation	Principal Activity	2014	2013	2012

BlueNRGY Group Limited Ltd	Australia	Holding company	100	100	100
Capacitor Technologies Pty Limited	Australia	Energy efficiency	-	100	100
Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100	100	100
Remote Area Power Systems Pty Ltd	Australia	Energy storage	100	100	100
Larkden Pty Ltd	Australia	Energy storage	-	-	100
KI Solar Pty Ltd	Australia	Solar	100	100	100
eco-Kinetics Group Pty Ltd	Australia	Solar	100	100	100
Eco-Kinetics Europe Limited	United Kingdom	Solar	100	100	100
eco-Kinetics Pty Ltd	Australia	Solar	100	100	100
Westinghouse Solar Limited	United Kingdom	Solar	100	100	50
CBD Energy USA Limited	USA	Solar	100	100	100
CBD Acquisition Holdings Inc	USA	Solar	100	-	-
Westinghouse Solar Inc	USA	Solar	100	-	-
CBD Solar Labs Pty Ltd	Australia	PV Plant	100	100	100
CBD Solar Pty Ltd	Australia	Solar	100	100	100
Westinghouse Solar Pty Ltd	Australia	Solar	100	100	-
Chatham Island Wind Ltd	New Zealand	Special purpose vehicle	100	100	100
Energy Bonds Plc	United Kingdom	Special purpose vehicle	100	100	-
Secured Energy Bonds Plc	United Kingdom	Special purpose vehicle	100	100	-

Transactions between the Company and its subsidiaries principally arise from the granting of loans and the provision of management and administration services. All transactions undertaken during the financial year with subsidiaries are eliminated in the consolidated financial statements.

(b) Ultimate parent

BlueNRGY Group Limited is the ultimate Australian parent entity and the ultimate parent of the Group.

(c) Key management personnel

Details relating to key management personnel, including transactions with key management personnel and remuneration paid, are included in Note 24.

Notes to the financial statements

23 Related party disclosure (continued)

(d) Terms and conditions of transactions with related parties

Sales to and purchases from related parties are made in arm's length transactions both at normal market prices and on normal commercial terms unless otherwise stated.

24 Key management personnel

(a) Compensation for key management personnel

	Consolidated
	2014 $	Restated 2013 $	Restated 2012 $

Short-term employee benefits	1,823,534	2,090,045	2,615,918
Post-employment benefits	75,355	139,714	170,547
Share-based payment	-	-	23,296
Total compensation	1,898,889	2,229,759	2,809,761

(b) Option holdings of key management personnel

						Vested at June 30
	Balance at July 1	Granted as remune- ration	Options exercised	Net other change	Balance at June 30	Total	Exercisable	Not exercisable
2014
Directors
G. McGowan	20,000	-	-	(20,000)	-	-	-	-
Sub-total	20,000	-	-	(20,000)	-	-	-	-

Executives
Y. Brodsky[1]	667	-	-	(667)	-	-	-	-
J. Greer	-	1,000	-	-	1,000	1,000	1,000	-
Sub-total	667	1,000	-	(667)	1,000	1,000	1,000	-

Total	20,667	1,000	-	(20,667)	1,000	1,000	1,000	-

2013
Directors
M. Vaile[2]	20,000	-	-	(20,000)	-	-	-	-
G. McGowan	20,000	-	-	-	20,000	20,000	20,000	-
Sub-total	40,000	-	-	(20,000)	20,000	20,000	20,000	-

Executives
Y. Brodsky	667	-	-	-	667	667	667	-
A. McClaren[2]	333	-	-	(333)	-	-	-	-
E. Cywinski[2]	20,000	-	-	(20,000)	-	-	-	-
Sub-total	21,000	-	-	(20,333)	667	667	667	-

Total	61,000	-	-	(40,333)	20,667	20,667	20,667	-

Notes to the financial statements

24 Key management personnel (continued)

(b) Option holdings of key management personnel (continued)

						Vested at June 30
	Balance at July 1	Granted as remune- ration	Options exercised	Net other change	Balance at June 30	Total	Exercisable	Not exercisable
2012
Directors
M. Vaile	20,000	-	-	-	20,000	20,000	20,000	-
G. McGowan	20,000	-	-	-	20,000	20,000	20,000	-
J. Anderson[3]	10,000	-	-	(10,000)	-	-	-	-
Sub-total	50,000	-	-	(10,000)	40,000	40,000	40,000	-

Executives
Y. Brodsky	333	334	-	-	667	667	667	-
A. McClaren	333	-	-	-	333	333	333	-
E. Cywinski	20,000	-	-	-	20,000	6,667	6,667	-
Sub-total	20,666	334	-	-	21,000	7,667	7,667	-

Total	70,666	334	-	(10,000)	61,000	47,667	47,667	-

1 Changes for Y. Brodsky in 2014 are in relation to the disposal of Captech.

2 Changes for M. Vaile, A. McClaren and E. Cywinski in 2013 relate to resignations.

3 Changes for J. Anderson in 2012 relate to resignation.

c) Shareholdings of key management personnel

Shares held in BlueNRGY Group Limited (number)

	Balance at July 1	Granted as remuneration	On exercise of Options	Net other change	Balance at June 30
2014
Directors
G. McGowan	59,665	-	-	215,712	275,377
C. Botto	1,667	-	-	13,280	14,947
W. Morro	-	-	-	30,448	30,448
T. Barlow[2]	-	-	-	15,107	15,107

Executives
Y. Brodsky[1]	707	-	-	(707)	-
J. Greer[2]	-	-	-	18,508	18,508
Total	62,039	-		292,348	354,387

Notes to the financial statements

24 Key management personnel (continued)

c) Shareholdings of key management personnel

Shares held in BlueNRGY Group Limited (number)

	Balance at July 1	Granted as remuneration	On exercise of Options	Net other change	Balance at June 30
2013
Directors
M. Vaile[3]	671	-	-	(671)	-
G. McGowan	59,665	-	-	-	59,665
C. Botto	1,667	-	-	-	1,667

Executives
Y. Brodsky	707	-	-	-	707
A. McClaren[3]	1,664	-	-	(1,664)	-
E. Cywinski[3]	61,572	-	-	(61,572)	-
	125,946	-	-	(63,907)	62,039

2012
Directors
M. Vaile	671	-	-	-	671
G. McGowan	59,665	-	-	-	59,665
J. Anderson[4]	3,333	-	-	(3,333)	-

Executives
Y. Brodsky	707	-	-	-	707
A. McClaren	997	667	-	-	1,664
C. Botto[4]	-	-	-	1,667	1,667
E. Cywinski[5]	25,044	-	-	36,528	61,572
	90,417	667	-	34,862	125,946

1 Changes for Mr. Brodsky is in relation to disposal of Captech

2 Changes for Mr. Barlow and Mr. Greer relate to the issue of 15,107 and 18,508 ordinary shares in BlueNRGY in lieu of outstanding director’s fees and services rendered respectively.

3 Changes for Mr. Vaile, Mr. McClaren and Mr. Cywinski relate to resignations.

4 Changes for Mr. Anderson and Mr. Botto relate to resignation and appointment respectively.

5 Net change for Mr. Cywinksi of 36,528 shares were ordinary shares issued to the executive as part of an earn-out agreement in relation to the Company’s acquisition of eco-Kinetics.

(d) Loans to key management personnel

There were no loans to directors or key management personnel during the year ending June 30, 2014 (2013: none; 2012: none).

(e) Loans from key management personnel

On May 12, 2014, TRW Pty Limited, an entity in which a Director, Mr. Gerry McGowan, has a direct interest, loaned $500,000 to the Company. The loan was repaid to TRW Pty Ltd on June 23, 2014. TRW Pty Ltd was paid a $25,000 transaction fee for the provision of this loan. No interest was charged on the loan.

There were no loans from directors or key management personnel during the years ending June 30, 2013 or 2012.

Notes to the financial statements

24 Key management personnel (continued)

(f) Transactions with Sligo Investments Limited

During the years ended June 30, 2014, 2013 and 2012 the Company entered into a series of transactions with Sligo Investments Limited. These transactions were all conducted with Mr McGowan acting as the sole intermediary between the Company and Sligo. The Company and its Board of Directors have been unable to determine the identity of the parties who either own or control Sligo and have also been unable to determine the incorporation status of Sligo. Despite attempts to determine the facts surrounding Sligo, the Company cannot be assured that it is not a related entity to Mr McGowan.

During the year ended June 30, 2012 the Company issued Series 1 Convertible Notes with a face value of US$1,000,000 to Sligo. On subscription to the Series 1 Convertible Notes 15,723 warrants were issued to Sligo with an exercise price of US$15.90($16.92) and an expiry date of May 31, 2017. A further 24,245 warrants with an exercise price of US$15.90($16.92) and an expiry date of May 31, 2017 were issued to Sligo during the 2013 financial year following an amendment to the Series 1 Convertible Notes. Interest and fees were incurred on these notes in the year ended June 30, 2014 of US$235,005($250,000) (2013: US$348,676($371,000); 2012: $Nil). These charges were incurred on the same terms as for all Series 1 Noteholders. In June 2014 the Series 1 Notes held by Sligo and all accrued interest and charges totalling US$1,561,093($1,661,000) were exchanged for 390,273 ordinary shares in the Company. At June 30, 2014 the balance on the Series 1 notes issued to Sligo was $Nil.

In October 2013, Sligo loaned the Company $900,000 for working capital purposes under a loan agreement between Sligo and the Company. An arrangement fee of $70,000 and interest of $6,410 was charged on the loan prior to its repayment in December 2013. Under the sole direction of Mr McGowan, the repayment was made to TRW Pty Limited in satisfaction of this loan, as confirmed by documentation received from Sligo subsequent to the repayment.

(g) Transactions with Solon AG

An amount of $676,000 was paid to Solon AG in December 2013 which was solely initiated by a Director, Mr Gerry McGowan (no longer a director) outside of the customary approval processes of the Company. Mr McGowan represented to the Company that the payment was a deposit for a future order of Solar PV panels from Solon, however the Company has been unable to confirm that such an order was placed or accepted.  Despite attempts to independently verify the nature of this transaction and the validity of the supporting documentation, the Company has been unable to do so and cannot be assured that it was not made for the personal benefit of Mr McGowan.  A payment was received by the Company in October 2014 for $680,000 from a third party. Documentation was provided to the Company in relation to this transaction which stated that this payment was consideration for the assignment of the alleged deposit by Solon to the party remitting the payment.  In absence of definitive information to the contrary the amount of $676,000 is recorded within Other Assets in the Statement of Financial Position at June 30, 2014. The funds received in October 2014 will be credited against Other Assets unless additional information is obtained by the Company to contradict this accounting treatment.

(h) Convertible note holdings of key management personnel

Aside from the above, there were no convertible notes held by key management personnel at June 30, 2014 (2013: none; 2012: none).

(i) Other transactions and balances with key management personnel and their related parties

Directors

During the current and previous financial year, the Group transacted with related entities of directors, other than in their capacity as director, as follows:

(i)	During the financial year ending June 30, 2014, TRW Holdings Pty Ltd, an entity in which a Director, Gerry McGowan has a direct interest, received payments for executive services provided by Mr. McGowan and for reimbursement of travel expenses and other operating disbursements incurred on behalf of the company. The total amount paid or payable to TRW Holdings Pty Ltd including GST for services other than the services of Mr. McGowan acting as Managing Director was $560,920 (2013: $91,915; 2012: $4,596). Of the payments made in 2014, $346,965 (2013: $Nil; 2012: $Nil) was made outside of the Company’s customary approval processes and was purported by Mr McGowan to be for reimbursement of costs incurred on behalf of the company paid by TRW Holdings Pty Ltd. The Company has not been provided with adequate documentation by Mr McGowan or TRW Holdings Pty Limited to determine whether or not these costs represent bona fide costs incurred on behalf of the Company. These payments have been recognised as an expense in profit or loss for the year ended June 30, 2014.

Notes to the financial statements

24 Key management personnel (continued)

(i) Other transactions and balances with key management personnel and their related parties (continued)

(ii)	During the year ended June 30, 2014, a series of payments were made to Mr McGowan from the Company and its subsidiaries totalling $134,100 (2013: $Nil; 2012: $Nil) outside of the Company’s customary approval processes and were purported by Mr McGowan to be for reimbursement of costs incurred on behalf of the company paid by himself. The Company has not been provided with adequate documentation by Mr McGowan to determine whether or not these costs represent bona fide costs incurred on behalf of the Company. These payments have been recognised as an expense in profit or loss for the year ended June 30, 2014.

(iii)	During the year ended June 30, 2014, a payment deferral and debt forgiveness agreement required that a creditor balance be assigned to TRW Holdings Pty Ltd, under the tri-party arrangement with the creditor and TRW Holdings. TRW Holdings neither gained nor lost from the transaction and the Company made all payments that were obligated to be made under that agreement to satisfy the original creditor claim in full. The Company received a Deed of Release and Forgiveness for the full amount of this debt from TRW Holdings Pty Ltd dated as of December 20, 2013.

(iv)	During the year ended June 30, 2014, the Company paid Pitt Capital Partners Limited, an entity in which a former director, Todd Barlow has a direct interest, fees for corporate services of $180,290 (2013: $Nil; 2012 $126,066). Pitt Capital Partners Limited is an affiliate of Washington H Soul Pattinson & Co Limited (‘WHSP’), CBD’s largest shareholder.

(v)	During the year ended June 30, 2012, Corporate and Administrative Services Pty Ltd, a company wholly owned by Pitt Capital Partners Limited, received payments for consulting, corporate services, reimbursement of travel expenses and other operating disbursements. The total amount payable to Corporate and Administrative Services Pty Ltd was $22,085 (2014: $Nil; 2013: $Nil).

(vi)	During the year ended June 30, 2012, the Company received from Vaile & Associates, an entity in which a former Director, Mark Vaile has a direct interest, total payment of $246 (2013: $Nil) for rental of office space and reimbursement of expenses.

Key management personnel (‘KMP’)

(i)	During the year ended June 30, 2014, CapTech paid Brodpower Pty Ltd, A$58,025 (2013: $409,660; 2012: $375,904) for contract maintenance and repair services. Yuri Brodsky was the Managing Director of CapTech prior to its sale and had an ownership interest in Brodpower Pty Ltd.

(ii)	As part of the purchase of eco-Kinetics the Company agreed to contingent consideration to be paid to Edwin Cywinski on achievement of certain performance targets. Mr. Cywinksi may be entitled to cash and share payments relating to the earn-out. During the year ended June 30, 2012 the Company paid Mr. Cywinski $1,286,000 in relation to this earn-out agreement (2014 & 2013: $Nil). Mr. Cywinski is no longer an employee of the Group.

Notes to the financial statements

25 Share-based payments

(a) Recognised share-based payment expenses

The expense recognised for employee services received during the year and the expense relating to options granted as part of borrowing agreements is shown in the table below:

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

Expense arising from equity-settled share-based payment transactions for employees	-	-	180
Expense arising from equity-settled share-based payment financing transactions	147	267	527
	147	267	707

(b) Types of share-based payments

The options issued during the year ended June 30, 2014 relate to options/warrants that have been issued as part of the remuneration to underwriters during the Group’s first capital raise on Nasdaq. 72,400 options with an exercise price of $US5.00 were issued. The weighted average remaining contractual life of issued options outstanding at year-end was 3.2 years.

The options issued during the year ended June 30, 2013 relate to options / warrants that were issued as part of borrowing agreements. 58,887 unlisted options with an exercise price of $15.90, with exercise dates in December 2017 were granted in accordance with loan agreement and convertible note facilities issued during the year ended 30 June 2013. The weighted average remaining contractual life of issued options outstanding at year-end was 2.8 years.

(c) Summaries of options granted as share based payments

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of, and movements in, share options issued during the year:

	2014	2014	2013		2013	2012	2012
	No.	WAEP	No.		WAEP	No.	WAEP

Outstanding at the beginning of the year	315,091	$19.46	258,122		$21.12	87,334	$60.00
Granted during the year	72,400	$5.34	58,887	[1]	$13.50	187,788	$15.91
Expired during the year	(70,667)	$60.00	(1,917)		$60.00	(17,000)	$60.00
Outstanding at the end of the year	316,824	$7.19	315,091		$19.46	258,122	$21.12

1 Options granted during the year ended June 30, 2013 exclude 153,939 options relating to the performance options which are considered derivative instruments.

(d) Option pricing model

The fair value of the equity-settled share options granted for the years ended June 30, 2014, 2013 and 2012 were estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted. The fair value is derived from the binomial model using the closing share price of BlueNRGY Group Limited ordinary shares on grant date, Australian Government Long-term bond interest rates as published by the Reserve Bank of Australia as a proxy for the risk-free interest rate, having regard for the bond maturity that is most closely aligned to the period of time remaining until the options expiry date, and the option exercise prices and quantities as noted above.

Notes to the financial statements

25 Share-based payments (continued)

The model inputs for options granted during the years ended June 30, 2014 included:

As part of remuneration to underwriters

Number of options granted	72,400
Consideration for options granted	Nil
Exercise price	$5.34
Grant date	Dec 18 2014
Expiry date	Dec 15 2019
Share price at grant date	$3.83
Expected price volatility of the Company’s shares	70%
Expected dividend yield	0%
Risk-free interest rate	3.0%

The expected price volatility is based on the historical five-year volatility of the Company’s share price.

The model inputs for options granted during that year were:

	Unsecured loan, refer Note 18(b)(ii)	Convertible notes, refer Note 18(d)(ii)	Convertible notes, refer Note 18(b)(ii)

Number of options granted	11,793	43,164	3,931
Consideration for options granted	Nil	Nil	Nil
Exercise price	$15.90	$15.90	$15.90
Grant date	24 Dec 2012	30 Dec 12	24 Dec 2012
Expiry date	12 Dec 2017	30 Dec 17	12 Dec 2017
Share price at grant date	$6.00	$6.00	$6.00
Expected price volatility of the Company’s shares	131%	131%	131%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.0%	3.0%	3.0%

The expected price volatility is based on the historical five-year volatility of the Company’s share price.

Notes to the financial statements

26 Commitments

Operating lease commitments – Group as lessee

Operating leases are entered into as a means of acquiring access to office premises and office equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No purchase options exist in relation to operating leases and no operating leases contain restrictions on financing or other leasing activities. A renewal option in connection with the office leases exists.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

Within one year	535	439	1,121
After one year but not more than five years	606	815	912
Total minimum lease payments	1,141	1,254	2,033

Finance lease commitments - Group as lessee

The finance leases relate to the leasing of motor vehicles and office equipment.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000

Within one year	130	236	191
After one year but not more than five years	327	357	365
Total minimum lease payments	457	593	556
Less amounts representing finance charges	(71)	(95)	(97)
Present value of minimum lease payments	386	498	459

Current liability	100	197	157
Non-current liability	286	301	302
Total	386	498	459

27 Events after the balance sheet date

(a) Transactions

On July 3, 2014, BlueNRGY acquired 100% of the share capital of Green Earth Developers, LLC (‘GED’). Consideration paid consisted of a combination of cash, deferred cash payment obligations and 500,000 Company ordinary shares with an approximate value of US$3,175,000($3,378,000).

(b) Financing

On July 25, 2014, BlueNRGY entered into a securities purchase agreement with certain foreign investors, pursuant to which the Company issued a total of 900 newly authorised Series B Cumulative Convertible Preferred Shares, together with warrants to purchase up to 112,500 ordinary shares of the Company for an aggregate purchase price of $900,000. The exercise price per Ordinary Share under the Warrants is 125% of the 10-day volume weighted average price of the Company’s Ordinary Shares on the Initial Closing Date (which the parties agreed was $3.2916). The Warrants are exercisable immediately and expire on July 25, 2018.

Notes to the financial statements

27 Events after the balance sheet date (continued)

(b) Financing (continued)

During July and August 2014, the Company sold 2,500 Series B Cumulative Convertible Preferred Shares together with Warrants to purchase up to 416,667 Ordinary Shares for an aggregate purchase price of US$2,500,000 ($2,660,000).

On July 24, 2014 the Company issued 465,000 Ordinary Shares and on August 9, 2014 it issued 122,500 Ordinary Shares upon the respective conversions of 186 and 49 Class A Preferred Shares. The Company has committed to redeem all of the remaining 200 Series A Preferred Shares and to accept a contemporaneous subscription for 2,000 Series B Preferred Shares having a Face Value equal to that of the redeemed Series A Preferred Shares.

On September 3, 2014 the Company issued 275,000 ordinary shares in lieu of cash payments as due diligence fees and professional services supplied to the Company.

(c) Other

Listed status and Trading

On October 21, 2013 the Company signed an exclusive, worldwide, long-term license agreement with Westinghouse Electric Corporation to use the WESTINGHOUSE® trademark as the corporate banner for its solar business. This agreement was terminated on January 30, 2015.

On November 13, 2014, NASDAQ halted trading in the shares of the Company as a result of the Company’s failure to lodge its 2014 Annual Report and this halt is still in place.

On November 25, 2014, the Company received a letter from NASDAQ’s Listing Qualifications Department stating that, in light of the commencement of the voluntary administration, trading of the Company’s common stock was to be suspended at the opening of business on Thursday December 4, 2014 and that they would seek the delisting of the Company’s shares. BlueNRGY appealed the delisting determination and appeared with counsel at a hearing before an independent Nasdaq Hearings Panel on January 8, 2015.

On January 26, 2015, the Company received a letter from the Panel granting the Company’s request for continued listing on the Nasdaq Capital Market subject to meeting a series of deadlines including filing its Annual Report on Form 20-F for the year ended June 30, 2014.

Non-Reliance on previously issued financial statements or a related audit report or completed interim review

On October 23, 2014, the Audit Committee, after discussions with PricewaterhouseCoopers (‘PwC’), the Company’s independent registered public accounting firm at that time, determined that there was sufficient uncertainty about the accuracy of disclosures about related-party transactions involving its Executive Chairman and Managing Director, Mr. McGowan, and therefore that its previously issued audited financial statements for the fiscal years ended June 30, 2013 and 2012 should no longer be relied upon.

Notice of material control weaknesses and investigation of possible contraventions of the Corporations Act

The Audit Committee received notices from PwC that PwC has identified material weaknesses in financial controls and had identified the possibility of misconduct and contraventions of the Australian Corporations Act 2001 (Cth) (the ’Act’) by the Company and involving the Company’s Executive Chairman and Managing Director, Mr. McGowan.

Resignation of Registered Independent Public Accounting Firm

Effective November 10, 2014, PricewaterhouseCoopers (‘PwC’), the registered independent public accounting firm for BlueNRGY Group Limited (the ‘Company’), resigned from its role as auditor of the Company’s financial statements in connection with the Company’s US legal and regulatory requirements, having concluded that it is not independent of BlueNRGY under applicable PCAOB rules due to non-payment of its professional fees by the Company.

Engagement of new independent registered public accounting firm

On January 29, 2015, the Company’s Board of Directors appointed HLB Mann Judd (‘HLB’) as the Company’s new independent registered public accounting firm. HLB have audited the Company’s financial statements for the years ended June 30, 2012, June 30, 2013, and June 30, 2014. This appointment was approved by shareholders at the Extraordinary General Meeting held on March 12, 2015 following the removal of PwC as auditor of the company.

Notes to the financial statements

27 Events after the balance sheet date (continued)

(d) Voluntary Appointment of Administrators

On November 14, 2014, by unanimous resolution of those members of its Board permitted to consider the matter and to vote, it was determined that the Company and three of its Australian subsidiaries (i) were insolvent or likely to become insolvent in the future (ii) should be placed into voluntary administration (‘VA’) under the Australian Corporations Act 2001 (the ‘Act’), and (iii) appoint Said Jahani and Trevor Pogroske from Grant Thornton as joint and several administrators (referred to hereinafter in the singular as ‘Administrator’) pursuant to section 436A of the Act.  The three Australian subsidiaries of the Company that entered VA were CBD Solar Labs Pty, Westinghouse Solar Pty Ltd and KI Solar Pty Ltd, which, together with the Company are referred to as the VA Companies. As a result of the Administrator’s appointment, the powers of the directors of the VA Companies were suspended and the Administrator took control of the affairs of the companies subject to the appointment. The Company’s other subsidiaries continued to operate outside the VA process.

Immediately prior to the commencement of the VA, the Company and Westinghouse Solar Pty Ltd entered into an amendment to the existing finance and security arrangements with the company’s secured creditor, Wind Farm Financing Pty Ltd (‘WFF’), pursuant to which WFF made additional advances totalling $400,000 to those companies.  $240,000 was advanced to the trust account of Grant Thornton, Sydney, for the sole and exclusive purpose of enabling the companies to pay Employee Entitlements, of which $216,603 was agreed to be used immediately to partially pay outstanding Employee Entitlements owed by the Companies.  In addition, $160,000 was advanced by WFF to the Trust Account for purposes of funding the trading expenses of the VA Companies.

(e) Exiting Voluntary Administration

Effectiveness of Two Deeds of Company Arrangement

On December 24, 2014, two deeds of company arrangement under the Australian Corporations Act 2001 (collectively, the ’Reorganisation Plans’) were signed. The Reorganisation Plans became effective on January 27, 2015, along with a variation of the Reorganisation Plans that removed all references to a draft license agreement and specified that the Administrators of the Deed Funds will hold 38,123,652 shares in trust – 90% under the Company’s Trust Deed and 10% under the Trust Deed of the Company’s subsidiary, Westinghouse Solar Pty Ltd.

The Reorganisation Plans provide, among other things, that: (i) creditor claims and contingent liabilities of the Company were extinguished and creditors received newly issued ordinary shares of the Company; and (ii) investors infused US$1 million ($1,064,000) into the Company in order to meet the requirements of the Deed Funds set forth in the Reorganisation Plans. The Deed Funds will be used to pay creditor claims. Creditors of the Company will receive US$610,000 ($649,000) and creditors of the Company’s subsidiary, Westinghouse Solar Pty Ltd, will receive US$390,000 ($415,000).

As a consequence of the effectiveness of the Reorganisation Plans, Said Jahani and Trevor Pogroske from Grant Thornton are no longer joint and several administrators. The Company has now exited voluntary administration and is being managed by its Board of Directors (the ‘Board’).

(f) Entry into Material Definitive Agreements

On November 19, 2014, the Company’s subsidiary, GED, entered into a Loan and Security Agreement with WFF pursuant to which it agreed to lend GED up to $360,000 (the ‘GED Loan’).  The GED Loan bears interest at a rate of 6% per annum and is payable on demand.  All of GED’s obligations under the GED Loan are secured by a first lien on the assets of GED.

Notes to the financial statements

27 Events after the balance sheet date (continued)

(g) BlueNRGY Acquisition

In connection with effectuating the Reorganisation Plans, the Company, on January 27, 2015, entered into an Amended and Restated Membership Interest Purchase Agreement (the ‘Purchase Agreement’) in order to acquire BlueNRGY, LLC. Pursuant to the Purchase Agreement, the Company acquired 100% of the issued and outstanding membership interests of BlueNRGY, LLC (the ‘Acquisition’). The purchase price of BlueNRGY, LLC was the issuance of an aggregate of 150,162,640 ordinary shares of the Company.

Pursuant to the Reorganisation Plans, the Company issued 96,028,937 ordinary shares to settle credit claims.

Immediately following the effectiveness of the Reorganisation Plans, certain creditors exchanged $701,513 of indebtedness at the Offering Price and the Company issued 18,534,029 ordinary shares to them.

Since January 27, 2015 the Company has raised the equivalent of $2,336,000 through the issuance of 48,877,148 ordinary shares. Of this, $1,247,000 was paid to the Deed Fund.

(h) Change in Terms of Series B Preferred Shares

As a condition to the Purchase Agreement, the Series B Preferred Share terms were amended by unanimous resolution of the Company’s Board and the holders of the requisite majority of the Series B Preferred share. The conversion price was reset to 1.325 times the Offering Price and the right of Series B Preferred Shares to receive dividends was eliminated after January 31, 2015.  The rights of Series B shareholders to appoint a member of the Board and to limit future share issues were also eliminated.

(i) Board and Executive Changes

On July 18, 2014, Todd Barlow resigned as a director of the company.

Effective August 5, 2014, Luisa Ingargiola was appointed as a non-executive member of the Board by the holders of a requisite majority of the Company’s Series B Shares in accordance with the rights of the Series B Shares to appoint one member of the Company’s Board. Upon joining the Board, Ms. Ingargiola was appointed to the Company’s Audit Committee and Compensation Committee. Ms. Ingargiola resigned as a director on October 23, 2014.

Effective as of October 21, 2014, the Company’s Directors appointed William Morro as non-executive Chairman of the Board and Chairman of its Executive Committee.

As of November 14, 2014, Mr. Gerard McGowan was: suspended as the Company’s Managing Director pursuant to Article 18 of the Company’s Constitution; removed as a director of all Company subsidiaries where the applicable constitutional authority permitted such action; and the Administrator terminated the Contractor Agreement entered into as of May 1, 2014 between the Company, TRW Holdings Pty Ltd (‘TRW’) and Mr. McGowan pursuant to which TRW contracted to procure Mr. McGowan’s services as Chief Executive Officer of the Company.

Effective December 30, 2014, Gerard McGowan resigned as a director of BlueNRGY Group Limited.

Effective January 27, 2015, the Board appointed John H. Chapple, Yves-Regis Cotrel, and John F. Donohue as members of the Board.  The appointment of Mr. Cotrel and Mr. Donohue became effective on January 27, 2015 and that of Mr. Chapple on February 2, 2015.

On February 9, 2015, Mr. Donohue and Mr. Botto were appointed to the Audit Committee, Mr. Morro resigned as a member of the Audit Committee, and Mr. Donohue was appointed as the Audit Committee Chairman.

On February 9, 2015, Mr. Chapple and Mr. Donohue were appointed to the Compensation Committee and Mr. Morro resigned as a member of the Compensation Committee.

On February 9, 2015, the Board unanimously appointed Mr. Morro as the Company’s Managing Director and Emmanuel Cotrel as Senior Vice President of the Company.

On February 9, 2015, the Board formed an Executive Committee comprised of Mr. Morro, Mr. Donohue, and Mr. Chapple.

Notes to the financial statements

28 Parent entity information

(a) Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Current assets	1,317	452	3,986
Total assets	4,623	15,394	7,239
Current liabilities	(17,775)	(24,656)	(18,153)
Total liabilities	(27,030)	(26,809)	(18,342)
Net assets/(liabilities)	(22,407)	(11,415)	(11,103)

Issued capital	125,540	109,619	109,083
Accumulated losses	(151,283)	(125,022)	(122,875)
Reserves	3,336	3,988	2,689
Total shareholders’ equity	(22,407)	(11,415)	(11,103)

Loss of the parent entity	(26,262)	(2,147)	(46,706)

(b) Guarantees entered into by the parent entity

The parent entity provided a financial guarantee to bond holders of Energy Bonds and Secured Energy Bonds for any amounts that remain outstanding on due payment dates. This guarantee was extinguished on execution of the Deed of Company Arrangement on December 24, 2014.

For the year ended June 30, 2013, the parent entity provided a financial guarantee in respect of an overdraft facility of $463,000 for its subsidiary eco-Kinetics Pty Ltd. This overdraft was fully repaid in the 2014 financial year.

(c) Contractual commitments for the acquisition of property, plant or equipment

As at June 30, 2014, the parent entity had no contractual commitments for the acquisition of property, plant or equipment (2013: Nil; 2012: Nil).

Notes to the financial statements

29 Auditors' remuneration

The auditor of BlueNRGY Group Limited is HLB Mann Judd.

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity for the years ended June 30, 2014, 2013 and 2012	340,000	-	-

The following amounts were paid to the previous auditor of BlueNRGY Group Limited, PricewaterhouseCoopers.

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity	1,256,512	958,000	685,000
- other consulting and advisory services	-	2,000	29,954
- tax compliance	-	62,687	47,240
	1,256,512	1,022,687	762,194

ITEM 19.   EXHIBITS

Exhibit		Incorporated by Reference			Filed or Furnished
Number	Exhibit Description	Form	Exhibit	Filing Date	Herewith
1.1	Constitution, as amended, dated December 20, 2000	20-F	1.1	1/30/2014
1.2	Certificate of Registration dated March 11, 2010.	20-F	1.2	1/30/2014
1.3	Certificate of Registration on Change of Name dated March 20, 2015.				X
4.1	CBD Energy Limited 2014 Equity Plan	F-1/A	10.25	05/09/2014
4.2	Form of Securities Purchase Agreement, dated as of July 25, 2014	6-K	99.1	7/30/2014
4.3	Form of Warrant, dated as of July 25, 2014	6-K	99.2	7/30/2014
4.4	First Amendment to Securities Purchase Agreement, made as of August 19, 2014.	6-K	99.1	8/30/2014
4.5	Deed of Company Arrangement of CBD Energy Limited, dated December 24, 2014.	6-K/A	10.1	1/29/2015
4.6	Deed of Variation of the Deed of Company Arrangement of CBD Energy Limited, dated January 27, 2015.	6-K/A	10.2	1/29/2015
4.7	Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated December 24, 2014.	6-K/A	10.3	1/29/2015
4.8	Deed of Variation of the Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated January 27, 2015.	6-K/A	10.4	1/29/2015
4.9	Amended and Restated Membership Interest Purchase Agreement, dated January 27, 2015	6-K/A	10.5	1/29/2015
4.10	Form of Subscription Agreement, dated January 27, 2015	6-K/A	10.6	1/29/2015
4.11	Rights and Preferences of CBD Series B Preferred Shares as amended January 27, 2015	6-K/A	10.7	1/29/2015
8.1	For a list of all of our subsidiaries, see Item 4.C., Organization Structure.				X
11.1	Code of Conduct and Ethics.				X
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).				X
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a).				X
13.1*	Certification of Principal Executive Officer pursuant to 18 U. S. C. Section 1350.				X
13.2*	Certification of Principal Financial Officer pursuant to 18 U. S. C. Section 1350.				X

* In accordance with SEC Release 33-8238, Exhibits 13.1 and 13.2 are being furnished and not filed.

120

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BlueNRGY Group Limited

By:	/s/ William Morro
Name: William Morro
Title: Managing Director
(Principal Executive Officer)

By:	/s/ Richard Pillinger
Name: Richard Pillinger
Title: Chief Financial Officer
(Principal Financial Officer)

Date: June 1, 2015

121