Form 20-F/A
period 2014-06-30
BlueNRGY Group Ltd
filed 2015-07-10
CIK 1539042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F amends our Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed with the Securities and Exchange Commission on June 1, 2015, to include a revised report of HLB Mann Judd, the Company’s public registered independent accounting firm, to state that our financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In addition, we have revised the cover page to check off the basis of accounting we used to prepare the financial statements included in this filing as IFRS as issued by the IASB and not Australian Accounting Standards.

In addition, we have also revised the following statements to replace the references to the Australian Accounting Standards with references to IFRS as issued by the IASB: (i) one risk factor in Item 3D; and (ii) a statement in Item 8A.

Finally, we have made conforming changes to Notes 2(a), 2(c), 2(d), 2(f), 2(p), 2(x), and 3(a) to our audited financial statements.

Since the rules of the Securities and Exchange Commission require that any Item of Form 20-F which is being amended must be filed in its entirety, this Amendment also includes Items 3, 8, 18, and 19 in their entirety. Except as described above, no change has been made to such Items or to any other portion of the Annual Report on Form 20-F as filed on June 1, 2015. The filing of this Amendment does not, and does not purport to, otherwise amend, update or restate the information in the Annual Report on Form 20-F as filed on June 1, 2015 or reflect any events that have occurred after such date.

PART I

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

International Financial Reporting Standards as issued by the International Accounting Standards Board, such as those related to recognizing revenue on a percentage of completion basis or from projects when control and the risks of ownership have been substantially transferred to others, may require us to recognize revenue before payment is received. As a result, although our accounting earnings may be positive, our cash flow may be negative and we may not have sufficient working capital to meet our ongoing requirements or fund new business growth. Our management has not established reliable credit facilities or other mechanisms such as selling receivables that allow us to convert receivables on incomplete projects or long-term assets into cash to overcome this problem. Consequently, our reported earnings and financial statement net worth may not be indicative of our ability to meet contractual obligations or to sustain our company as a going concern. There can be no assurance that we will have access to working capital from credit or equity markets that is sufficient to meet our needs as we grow.

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

ITEM 8.    FINANCIAL INFORMATION

8.A.           Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Australian Dollars (A$) and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

PART III

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

JUNE 30, 2014

JUNE 30, 2013

JUNE 30, 2012

Report of Independent Registered Accounting Firm

To the Board of Directors and shareholders of BlueNRGY Group Limited (formerly CBD Energy Limited):

We have audited the accompanying consolidated statements of financial position of BlueNRGY Group Limited (‘the Company’) and its controlled entities (collectively ‘the Group’) as at 30 June, 2014, at 30 June 2013 and at 30 June 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BlueNRGY Group Limited and its subsidiaries at 30 June, 2014, at 30 June 2013 and June 30, 2012, and the consolidated results of their operations and their consolidated cash flows for each of the years ended 30 June 2014, 30 June 2013 and 30 June 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

(a) Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and authoritative pronouncements of the International Accounting Standards Board. The financial report has also been prepared on a historical cost basis, modified by the revaluation of available for sale financial assets, financial assets at fair value through profit or loss and liabilities (including derivative instruments). BlueNRGY is a for-profit entity for the purpose of preparing the financial statements.

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

(c) Compliance with IFRS

The financial report complies with International Financial Reporting Standards (‘IFRS’), as issued by the International Accounting Standards Board (‘IASB’).

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

(ii) Accounting Standards and Interpretations issued but not yet effective

A number of new Standards, amendments to Standards and Interpretations are effective for annual periods beginning after 1 July 2014, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for:

•	IFRS 9 Financial Instruments which becomes mandatory for the Group’s 2016 consolidated financial statements and could change the classification and measurement of financial instruments.

•	IFRS 15 Revenue which becomes mandatory for the Group’s 2018 consolidated financial statements and could change the timing of revenue recognition by the Group.

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

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration is accounted for as a provision in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and subsequent changes to the fair value of the contingent consideration is recognised in profit or loss. If the contingent consideration is classified as equity, it will not be re-measured. Subsequent settlement is accounted for within equity.

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

(p) Investments and other financial assets

Investments and financial assets in the scope of IAS 39 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each reporting date, but there are restrictions on reclassifying to other categories.

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

Deferred consideration

Deferred consideration acquired in a business combination is initially measured at fair value at the date of acquisition. Subsequently, it is measured in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

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

(a) Critical accounting estimates and assumptions

(i) Recovery of deferred tax assets

During the year ended June 30, 2013, pursuant to IAS 12 Income Taxes, the Company reassessed its estimate of the probability that future taxable profits will be available against which the Group can utilise its unused tax losses and deductible temporary differences in future periods and deferred tax assets recognised at that date were derecognised.

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

(v) Patents

At 30 June 2012, prior to its sale, the Group measured the carrying value of the Larkden controlled storage technology patents at cost less impairment and amortisation. The recoverable amount is the higher of the patents value in use or fair value less cost to sell. The fair value was determined by an external valuer in accordance with the definition of fair value in IFRS 13 Fair Value Measurement. The valuation was determined using a discounted cash flow methodology and considering the Patents as a group and as a type of start-up / early stage commercialisation technology. The external valuer constructed various alternative scenarios as to possible likely future outcomes projecting various associated cash flows for each alternative scenario; applying a range of discount rates to the various projected cash flows to determine a range of indicated net present values.

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

Notes to the financial statements

29 Auditors' remuneration

The auditor of BlueNRGY Group Limited is HLB Mann Judd.

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity for the years ended June 30, 2014, 2013 and 2012	340,000	-	-

The following amounts were paid to the previous auditor of BlueNRGY Group Limited, PricewaterhouseCoopers.

	Consolidated
	2014 $’000	Restated 2013 $’000	Restated 2012 $’000
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity	1,256,512	958,000	685,000
- other consulting and advisory services	-	2,000	29,954
- tax compliance	-	62,687	47,240
	1,256,512	1,022,687	762,194

ITEM 19.   EXHIBITS

Exhibit		Incorporated by Reference			Filed or Furnished
Number	Exhibit Description	Form	Exhibit	Filing Date	Herewith
1.1	Constitution, as amended, dated December 20, 2000	20-F	1.1	1/30/2014
1.2	Certificate of Registration dated March 11, 2010.	20-F	1.2	1/30/2014
1.3	Certificate of Registration on Change of Name dated March 20, 2015.	20-F	1.3	6/1/2015
4.1	CBD Energy Limited 2014 Equity Plan	F-1/A	10.25	05/09/2014
4.2	Form of Securities Purchase Agreement, dated as of July 25, 2014	6-K	99.1	7/30/2014
4.3	Form of Warrant, dated as of July 25, 2014	6-K	99.2	7/30/2014
4.4	First Amendment to Securities Purchase Agreement, made as of August 19, 2014.	6-K	99.1	8/30/2014
4.5	Deed of Company Arrangement of CBD Energy Limited, dated December 24, 2014.	6-K/A	10.1	1/29/2015
4.6	Deed of Variation of the Deed of Company Arrangement of CBD Energy Limited, dated January 27, 2015.	6-K/A	10.2	1/29/2015
4.7	Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated December 24, 2014.	6-K/A	10.3	1/29/2015
4.8	Deed of Variation of the Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated January 27, 2015.	6-K/A	10.4	1/29/2015
4.9	Amended and Restated Membership Interest Purchase Agreement, dated January 27, 2015	6-K/A	10.5	1/29/2015
4.10	Form of Subscription Agreement, dated January 27, 2015	6-K/A	10.6	1/29/2015
4.11	Rights and Preferences of CBD Series B Preferred Shares as amended January 27, 2015	6-K/A	10.7	1/29/2015
8.1	For a list of all of our subsidiaries, see Item 4.C., Organization Structure.	20-F	8.1	6/1/2015
11.1	Code of Conduct and Ethics.	20-F	11.1	6/1/2015
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).				X
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a).				X
13.1*	Certification of Principal Executive Officer pursuant to 18 U. S. C. Section 1350.				X
13.2*	Certification of Principal Financial Officer pursuant to 18 U. S. C. Section 1350.				X

* In accordance with SEC Release 33-8238, Exhibits 13.1 and 13.2 are being furnished and not filed.

120

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its annual report on its behalf.

BlueNRGY Group Limited

By:	/s/ William Morro
Name: William Morro
Title: Managing Director
(Principal Executive Officer)

By:	/s/ Richard Pillinger
Name: Richard Pillinger
Title: Chief Financial Officer
(Principal Financial Officer)

Date: July 10, 2015

121