Form 20-F
period 2015-06-30
BlueNRGY Group Ltd
filed 2015-12-10
CIK 1539042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2015

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

From the transition period from _________ to __________

Commission file number 001-36136

BlueNRGY Group Limited

(Exact Name of Registrant as specified in its charter)

Australia	Level 11 32 Martin Place Sydney NSW 2000 Australia
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Richard Pillinger

Chief Financial Officer

BlueNRGY Group Limited

Level 11

32 Martin Place

Sydney NSW 2000

Tel: +61 (0)2 8069 7970

E-mail: Richard.pillinger@bluenrgy.com

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares no par value	Not Applicable
(Title of Each Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2015, 409,925,825 ordinary shares, no par value, were issued and outstanding.

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

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).     Yes   ☐     No   ☒

PART II

Item	13.	Defaults, Dividend Arrearages and Delinquencies	113

Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	113

Item	15.	Controls and Procedures	115

Item	16A.	Audit Committee Financial Expert	116

Item	16B.	Code of Ethics	116

Item	16C.	Principal Accountant Fees and Services	116

Item	16D.	Exemptions from the Listing Standards for Audit Committees	117

Item	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	117

Item	16F.	Change in Registrant’s Certifying Accountant	117

Item	16G.	Corporate Governance	117

Item	16H.	Mine Safety Disclosure	119

PART III

Item	17.	Financial Statements	119

Item	18.	Financial Statements

Item	19.	Exhibits	120

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

3.A.            Selected Financial Data

The following consolidated statement of operations data as of June 30, 2015, 2014 and 2013 and for the three years ended June 30, 2015, 2014 and 2013 and summary consolidated balance sheet data as of June 30, 2015 and 2014 and for the two years ended June 30, 2015 and 2014 are derived from the audited consolidated financial statements of BlueNRGY Group Limited included elsewhere in this Report.

Our historical results are not necessarily indicative of the results that may be expected for any other future period. Unless otherwise specified, all amounts are presented in Australian Dollars (A$).

You should read the selected consolidated financial data set forth below in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this Report.

Consolidated Statements of Operations Data:

Amounts in A$(000) except as noted

		Consolidated
For the year ended June 30	2015 $’000	Restated 2014 $’000	Restated 2013 $’000

Revenues from continuing operations	16,866	13,732	43,473
Other income	1,972	655	2,609
Cost of raw materials, consumables used, and contractors	(8,525)	(6,092)	(21,926)
Employee benefit expenses	(11,390)	(9,323)	(11,025)
Amortisation and depreciation	(486)	(420)	(402)
Impairment of asset	(6,217)	(10,019)	(590)
Other expenses	(5,942)	(6,688)	(6,008)
Net finance income/(costs)	85	(4,051)	(8,325)
Loss from continuing operations before income tax	(13,637)	(22,206)	(2,194)
Income tax benefit/(expense)	—	—	65
Loss from continuing operations	(13,637)	(22,206)	(2,129)

Profit/(loss) from discontinued operations	19,341	(3,224)	(6,278)

Net profit/(loss) for the period	5,704	(25,430)	(8,407)

Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair value of available-for-sale financial assets	—	(800)	800
Exchange differences on translation of foreign operations	(376)	(68)	33
Other comprehensive loss for the period, net of tax of $ Nil (2014- $ Nil)	(376)	(868)	833
Total comprehensive profit/(loss) for the period	5,328	(26,298)	(7,574)

	Dollars	Dollars
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share	(0.10)	(11.37)
Diluted loss per share	(0.10)	(11.37)
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings/(loss) per share	0.04	(13.02)
Diluted earnings/(loss) per share	0.04	(13.02)

Consolidated Balance Sheet Data:

	2015	2014
Amounts in A$(000)		(restated)
Current assets	3,657	7,559
Non-current assets	16,442	11,169
Total Assets	20,099	18,728

Current liabilities	8,294	38,070
Non-current liabilities	4,659	329
Total liabilities	12,953	38,399

Shareholders’ equity	7,146	(19,671)

Exchange Rates

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the 4pm market daily rate in Australia for cable transfers in Australian dollars as certified for customs purposes by the Reserve Bank of Australia. The exchange rate in effect on April 30, 2015, was AUD 1.00 = USD$0.8011.

A$1.00 = US$ amount shown
Fiscal Year ended June 30,	At Fiscal Year End	Average Rate (1)	High Rate	Low Rate
2011	1.0739	0.9881	1.0939	0.8366
2012	1.0191	1.0319	1.1055	0.9500
2013	0.9275	1.0271	1.0593	0.9202
2014	0.9420	0.9187	0.9672	0.8716
2015	0.7680	0.8382	0.9458	0.7590

	High Rate	Low Rate
2015 Month
June	0.7799	0.7649

2016 Month
July	0.7713	0.7289
August	0.7397	0.7114
September	0.7209	0.6924
October	0.7332	0.7038
November	0.7265	0.7047

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

Risks Related to our Financial Condition

We experienced operating losses from continuing operations in fiscal years 2013, 2014 and 2015 and are continuing to experience operating losses in the current fiscal year that cannot be sustained by our liquidity and there is uncertainty that we can continue as a going concern.

All of our continuing business segments recorded a loss from operations and impairment of asset values for the fiscal years ended June 30, 2013 and June 30, 2014 and June 30, 2015 totaling A$2.1 million, A$22.2 million, and A$13.6 million, respectively. In November 2014 we filed for Voluntary Administration, or VA, in Australia. Pursuant to a deed of company arrangement, or DOCA, we shed various unprofitable businesses and compromised liabilities of approximately A$38.8 million and exited VA on January 27, 2015, referred to as the Emergence Date. Notwithstanding the restructuring of our business through the VA process, several of our operating units, including the monitoring business of BlueNRGY LLC acquired on the Emergence Date (as further described under Item 4.B.), have experienced operating losses and continue to do so. Moreover, there is no assurance that the losses affecting some of our businesses can be avoided in the future or that cash flow from our profitable businesses will be sufficient to offset such losses. In conjunction with our corporate overhead and our debt service obligations, operating losses have depleted our liquidity to the extent that we cannot continue as a going concern unless we can achieve one or more of the following: higher levels of operating profitably now and in the future, raising additional debt or equity capital, deferring payment to creditors and selling assets. There is no assurance that we will have access to sufficient funds from such initiatives on terms acceptable to our Board of Directors (the “Board”), or on any terms, to meet our future needs.

Some of our businesses are early in the commercialization stage and together with requirements to cover our corporate overhead will cause us to consume cash for the foreseeable future, further straining our liquidity.

Our business development and system development expenses for our monitoring line of business currently exceeds our revenues and it is uncertain when, if ever, growth in revenues from this line of business will generate cash flow in excess of costs. In addition we have re-launched our solar business in Australia and the U.S. under our own brand and will require additional working capital to fund growth to levels that would make a meaningful contribution to our profitability. We are expanding our operations and maintenance (O&M) services for renewable installations to cover new service territories and require investment to do so that must be recouped before these activities contribute to our overall cash flow. Together with meeting costs of our corporate overhead, these initiatives are likely to consume substantial cash for the foreseeable future. To the extent that our liquidity permits us to do so, our Board has determined to continue to pursue development of the monitoring, solar installations and renewable O&M businesses and cash will continue to be used for these purposes. Consequently, our liquidity may be depleted to the extent that we are unable to continue as a going concern.

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

In addition, our Australian solar installation business has historically experienced seasonal peaks and declines that has exacerbated our quarter-to-quarter revenue and net income volatility. As a consequence of these dynamics, it is very difficult to identify trends in overall business activity or profitability for the consolidated company or to anticipate future profitability based on recent results. Moreover, the very short project implementation cycle and short lead time associated with most of our projects make other metrics of business trajectory, such as backlog, difficult to apply. Our current and future expense levels, internal operating plans and revenue forecasts, and operating costs are, to a large extent, fixed. As a result, we may not be able to sufficiently reduce our costs in any period to adequately compensate for an unexpected short-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect financial results for that period. Consequently, we could confront unanticipated liquidity shortfalls that would jeopardize our ability to continue as a going concern.

All of our lines of business are cash intensive, and operations have been, and in the future are likely to be, affected adversely if we fail to maintain sufficient levels of liquidity and working capital.

Our solar installation business requires continuing investment in marketing and advertising activities to generate leads to replenish or grow the sales pipeline. Consequently, our success depends heavily on the ability to fund marketing activity. The time taken for a lead generated from marketing and advertising activity to completion of the associated installation can vary from one month to over six months. Both the solar installation and Parmac project businesses require us to utilize our own working capital to fund operations between progress payments and, in the former case, through completion of projects if the projects are being constructed under the Build, Own, and Transfer, or BOT model. The monitoring business is a net consumer of cash due largely to the requirement to fund system development expenses necessary to provide a competitive product offering to our customers. Our O&M business requires that we invest in staff and other operational capability when we pursue expansion to new geographic areas. We currently lack the capital and liquidity to adequately fund all of these businesses. Additional cash will be needed to fund any growth. Consequently, our project activities, particularly in the large-scale solar sector have been constrained, leading to losses that are ongoing and an inability to fully capitalize on opportunities to generate revenue. We must raise additional capital, further curtail operations in some of our lines of business or divest some of our business units to achieve profitability. Failure to do so increases the likelihood that we will not be able to continue as a going concern and the value of our ordinary shares will decline or become worthless.

Our growth strategy and the future success of our company is based, in part, on pursuing acquisitions of operating companies and renewable energy projects. If we are not successful in completing such acquisitions, or realizing the anticipated benefits from such transactions, then it could have a material adverse effect on our results of operations and financial condition.

One of our growth strategies is to pursue targeted acquisitions of operating companies and renewable energy projects at various stages of development. If we are not successful in implementing such strategy and acquiring targeted companies or projects, it could have a material adverse effect on our results of operations and financial condition. Further, we will have devoted significant time and resources in such pursuits, without receiving commensurate benefit for our efforts. The likelihood of our acquisition strategy being successful is greatly diminished by our lack of liquidity. In addition, even if we are able to successfully complete targeted acquisitions, if we have misjudged the value to the Company or if we fail to successfully integrate any such assets or operations with ours, it could have a material adverse effect on our results of operations and financial condition, and you could lose some or all of your investment in the Company.

Applicable accounting rules may result in positive reported earnings when our actual cash flow is negative and we lack the funds to adequately operate the business or to grow.

International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, such as those related to recognizing revenue on a percentage of completion basis or from projects when control and the risks of ownership have been substantially transferred to others, may require us to recognize revenue before payment is received. As a result, although our accounting earnings may be positive, our cash flow may be negative and we may not have sufficient working capital to meet our ongoing requirements or fund new business growth. Our management has not established reliable credit facilities or other mechanisms such as selling receivables that allow us to convert receivables on incomplete projects or long-term assets into cash to overcome this problem. Consequently, our reported earnings and financial statement net worth may not be indicative of our ability to meet contractual obligations or to sustain the Company as a going concern. There can be no assurance that we will have access to working capital from credit or equity markets that is sufficient to meet our needs as we grow.

Our indebtedness to lenders and other creditors in our operating subsidiaries that were not included in the VA is significant relative to our liquidity and we may encounter demands for payment that we cannot meet, which could have adverse consequences for our business and future prospects.

Our convertible notes, installment notes and other liabilities payable by our corporate parent and many of our subsidiaries as of the end of our fiscal year 2014 were extinguished pursuant to the DOCA. As of September 30, 2015, however, we had total outstanding debt (excluding current trade balances and accruals and Redeemable Preference Shares) at our operating subsidiaries of approximately A$1.6 million. At our corporate parent and operating subsidiaries where there is an excess of current liabilities over current assets, the excess is approximately A$5.4 million, including that portion of deferred trade obligations and debt classified as current. While we have negotiated to satisfy this indebtedness in the future, (as further discussed below in Item 5.B.), our ability to meet our obligations when payment is due will also depend on our cash reserves, available additional financing and ongoing operating performance, and there can be no assurance that we will possess or be able to secure the resources to meet these obligations when they become due.

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

We do not have sufficient capital to operate all of our businesses in accordance with our business plans or to ensure that we can continue as a going concern. Consequently, we are likely to have to raise additional capital in the future through public or private debt or equity financings by issuing additional ordinary shares or other preferred financing shares, debt or equity securities convertible into ordinary or preferred shares, or rights to acquire these securities. We may need to raise this additional capital in order to (among other things):

●	take advantage of expansion or acquisition opportunities;

●	acquire, form joint ventures with or make investments in complementary businesses, technologies or products;

●	develop new products or services;

●	respond to competitive pressures;

●	respond to a difficult market climate.

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

Notwithstanding write-offs of goodwill and intangibles in our 2014 and 2015 fiscal years, we continue to have recorded substantial goodwill and intangibles asset value as the result of prior acquisitions; these goodwill and intangible amounts are subject to periodic reviews of impairment that could result in future reported losses and that may limit our ability to raise capital.

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

Significant impairments of good will were recognized in conjunction with the effectiveness of the DOCA, with the result that we recorded impairments of goodwill of A$6.2 million for our fiscal year ending June 30, 2015. Nevertheless, our assets as of June 30, 2015 were comprised of A$14.0 million of goodwill and intangibles. In keeping with our accounting policies, the value of goodwill and intangibles will again be reviewed as of June 30, 2016, the end of our 2016 fiscal year in light of the circumstances at the time and a further impairment of goodwill and intangibles may be recorded if warranted by the circumstances. In the event that there is a prolonged economic downturn in our served markets, competitive conditions become more challenging or we fail to achieve expected financial performance in our solar PV business segment or our monitoring business in particular, we may be required to record further impairments of goodwill in the future. Such impairment could be material and lead to a significant reduction in our stock price or make it more difficult for us to raise needed capital.

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

Our solar business in Australia accepts assignment of small-scale technology certificates, or STCs, in lieu of some cash payments from customers and is exposed to risk of significant changes in market value of STCs between the date the value of STCs is agreed with our customers and the date STCs are assigned to us.

Based on current government policy and the average size of our small-scale installations, an average of approximately 25% of the revenue from small-scale solar projects we sell is in the form of small-scale technology certificates, or STCs. The secondary market in which we typically sell registered STCs is thin, with few purchasers or market makers. When we quote a customer for the price of a residential installation, we agree to a value for the STC portion of the revenue with the customer. On completion of an installation and completion of STC registration, our practice is generally to assign registered STCs to one of our solar PV equipment suppliers at a negotiated value in lieu of cash payment. The value attributed to the STCs by our suppliers is based on market price at the time of assignment to them. There can be a delay of up to three months between agreeing to a value for STCs with our customers and completion of registration and assignment of STCs to one of our suppliers; during this time we are exposed to changes in the market price of STCs. The magnitude of this financial risk is affected by the volatility of STC prices and can be significant. Our management has determined that it is not cost effective to hedge the financial exposure to STCs that we hold and therefore we do not do so.

If solar projects developed under our BOT or BOO models are not sold to buyers quickly after completion and commissioning, we are exposed to significant risk of illiquidity and we may incur diminished profits or losses due to deterioration in market prices for such projects and the costs of the credit currently available to us to finance these projects.

We typically expect to complete projects initiated under the BOT model within one to three months from the commencement of construction. However, our limited experience in selling a 5MW portfolio of such projects in Europe in November 2012 demonstrates that closing a sale of commissioned projects can take six months or more. When we complete a project under the BOT model or the build, own, and operate, or BOO, model, we are fully exposed to changes in project value from the period between our commitment to undertake such a project and the time we reach an agreement to sell such project at a set price (for BOT projects) or the carrying value of the project is impaired (for BOO projects such as the Chatham Island Project).

Market conditions and value for completed large-scale solar projects are subject to significant fluctuations as a result of factors such as changes in relative currency values, market interest rates, institutional demand for projects generating fixed cash flows and idiosyncratic political and regulatory changes that affect investors’ perceptions of project risk. Moreover, based on our previous experience, the cost of capital needed to finance our BOT projects can significantly reduce our expected profitability if holding periods are protracted. The combination of exposures to changes in project values and the cost of financing BOT and BOO projects could cause us to incur significant losses on such projects in the future and the necessity to tie up capital in such projects between commitment and sale (or throughout the holding period for BOO projects) could strain the Company’s limited liquidity.

We are highly dependent on our senior management and technical personnel and if we are unable to retain key personnel and attract and train highly qualified personnel, particularly in regions or lines of business where we are expanding, the quality of our services may decline and we may not successfully execute our growth strategies or achieve sustained profitability.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel and members of our executive management. Qualified senior executives and technical employees are generally in great demand and may be unavailable in the time frame required to satisfy the Company’s and customers’ requirements. All of our most senior executive managers, including William Morro - Executive Chairman and Managing Director, Richard Pillinger - Chief Financial Officer, Linton Coombs – Managing Director of Parmac, Peter Maros – Senior Vice President & Managing Director of U.S. Renewable Solutions and Emmanuel Cotrel – Senior Vice President and founder of our monitoring and data analytics business, are at-will employees. The absence of contractual financial incentives to continue their employment with the Company increases the chances that they could be successfully recruited for alternative employment. We have no internal successors for any of these executives and, if any of them departed, we would have to undertake a search for a replacement. There is no assurance that a qualified replacement could be timely found or engaged on terms acceptable to our Board. While we currently have available technical expertise sufficient to operate our business as currently configured, expanding into new jurisdictions, significantly increasing our scale and further developing our monitoring technology will necessitate employing additional highly skilled technical personnel. We expect competition for such personnel to increase as the market for solar and other renewable power systems and post-installation monitoring and management expands worldwide.

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

Our solar PV and Parmac projects are generally not sold pursuant to long-term agreements with customers, but instead are sold on a one-time contract basis often in a competitive bidding process. We typically contract to perform large projects with no assurance of repeat business from the same customers in the future. Our experience is that customers may cancel or reschedule awards for solar PV and Parmac projects on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenditures. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of supply shortages or excess purchase commitments for inventory. This, in addition to the non-repetition of larger projects and the possibility that we may fail to obtain new projects could cause our revenues to decline, and, in turn, our operating results to suffer. Our monitoring, operations and maintenance services provided to the renewable energy and climate control markets are generally delivered under annual or multi-year contracts that have the potential to mitigate volatility from our project businesses. However, the scale of our service businesses is not yet sufficient to have a significant impact on our overall revenue or profitability and there is no assurance that we will be successful in expanding these activities or realizing meaningful economic benefits from recurring revenue.

Unlike some of our competitors, we do not have established and reliable sources of financing on which our customers can rely to finance their solar and climate control projects and as a result we are at a competitive disadvantage and our sales and profits may suffer.

We do not have contractual relationships with financing sources in any of the jurisdictions in which we undertake contracts for solar PV or climate control installations that can be relied on to provide debt or equity financing for our prospective customers who require such financing in order to commit to projects or engage our services. In the small-scale solar business in Australia financing is now generally available in the market and to our customers, but we may be at a disadvantage relative to energy distribution companies and other large competitors who can offer prospective financing to a broader range of customers or on better terms than us. The availability of financing for large-scale solar systems and climate control systems in the markets we serve is specific to the particulars of the installation and customer financial strength and varies widely. In any case, the availability of financing for large-scale system installations is generally less than for residential systems. The consequence is that we are forced to compete for large-scale projects largely on price or from the limited universe of buyers who can self-finance or who have their own sources of financing for such projects. As a result, the growth of our large-scale solar and climate control business focused on the provision of engineering, procurement, and construction, or EPC, services has been slow and irregular in all of the markets we serve, and there is no assurance that this will change or that our large-scale EPC businesses will achieve consistent profitability.

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

When we act as a general contractor for our customers in connection with the installation of solar power and HVAC systems, costs are estimated at the time of entering into the sales contract for a particular project, and these costs are reflected in the overall price that charged to customers for the project. These cost estimates may not accurately reflect all costs incurred by subcontractors, suppliers and other parties engaged by us on our projects. In addition, qualified, licensed subcontractors are often required to install some of the systems. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve the expected margins necessary to cover our costs. Also, many systems customers require performance bonds issued by a bonding agency. Due to the general performance risk inherent in construction activities, it is sometimes difficult for us to secure suitable bonding agencies willing to provide performance bonding. In the event we are unable to obtain the requisite bonding, we will be unable to bid on, or enter into, sales contracts for the projects. Delays in receiving solar or climate control system components, other construction delays, unexpected performance problems or other events, including our own design and project management deficiencies, could cause us to fail to meet project schedule or performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties. We may be financially responsible for delays caused by factors outside of our control, including inclement weather, failure of suppliers to timely meet orders or transportation providers to make timely deliveries. We operate in multiple countries that have unique permitting requirements, which, if not met, may cause delays. The occurrence of any of these events could have a material adverse effect on our business and results of operations.

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

In our installation and EPC businesses, we are highly dependent upon suppliers for the components used in the systems and products we design and install and any increases in the price of components, including as a result of the imposition of duties or tariffs, or any interruptions to, or shortage or decline in, the quality of the components we purchase could adversely affect our business.

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

Our solar PV and climate control businesses involve the sale of systems that have long lifetimes (up to 20 years or more in the case of key components in solar PV systems). Our monitoring systems for those projects must work over similar time periods. In general, the manufacturers of components in the systems we sell are warranting those components and we offer limited warranties on system design and installation workmanship for such components; for example, up to 5 years on installation workmanship for small-scale solar systems we sell in Australia. Under real-world operating conditions, which may vary by location and design, as well as installation, air particulate, soiling and weather conditions, a typical system installation may perform in a different way than under standard test conditions or design assumptions. If the systems we have sold perform below expectations or have unexpected reliability problems, we may suffer reputational damage, even if the problems are caused by operating conditions or defects of components produced by other manufacturers. The significance of this would be magnified if those suppliers fail to fully meet their warranty obligations. We could suffer additional reputational damage, even though we bear no direct responsibility for the component performance. In such a situation, if it were to occur, we might be unable to gain new customers and our plans to grow and maintain the small-scale solar business at a profitable scale could be thwarted.

One of our former subsidiaries, divested in our VA process previously sold inverters produced by, or under license from, Oelmaier, a German company that is no longer in business. Our subsidiary discontinued sales of the Oelmaier inverters in 2012 due to problems with product design and licensor support, but many customers made warranty claims prior to our VA and more are likely to continue to do so. As a result of the VA process we no longer have any subsidiaries which have obligations to service any Oelmaier warranty claims and as such we have no provision for previously sold Oelmaier products recorded at June 30, 2015, however, there can be no assurance about when or whether we will be able to overcome the negative market impact associated with the Oelmaier-licensed products and it may continue to dampen our sales in Australia for the foreseeable future.

While our legal obligations to address future warranty claims was extinguished under the DOCAs that defined our Reorganization Plans (refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement”), and we structured the Draker acquisition to limit legal obligations related to warranties provided by Draker, Inc. (refer to Item 4.A. under the heading “Recent Acquisitions”) market pressures may require us to expend resources to address warranty claims related to the legacy solar customer base if we are going to grow the scale of our related businesses. Post VA, we do not have any reserves for addressing Oelmaier warranty claims and it is not possible to estimate the impact that acting or failing to act with respect to such claims may have on the growth or profitability of our small-scale solar PV or our monitoring businesses. The possibility exists, however, that the adverse impact on our results of operations could be significant and contribute to reducing the value of an investment in our ordinary shares.

Unanticipated warranty or service claims or the failure of suppliers to meet backstop warranty obligations could expose us to incur incremental expense that could significantly lower our profitability or threaten our viability.

Except for system design and installation workmanship deficiencies, the warranty obligations related to climate control and solar PV systems and many of the components used in the monitoring systems we sell are contractually borne directly by the system component suppliers. Our contractual obligations to our customers in the event of a third-party component failure are generally limited to fielding service requests and organizing the repair or replacement of the faulty unit with the original component’s manufacturer for a period of time specified in the contract. In our experience, other than the costs of warranty claims related to Oelmaier inverters that Oelmaier did not meet, the costs of such service obligations have not been material and we expense them as incurred.

Notwithstanding the limited contractual financial exposure that we have for system component failures, if the responsible component manufacturers fail to fully meet their warranty obligations, we may find it to be a practical necessity to incur the expense to correct the problem in order to preserve our market reputation for reliability and service and to maintain system sales. We have not reserved for such a possibility and may not have the financial or other resources to respond to such a problem if and when it occurs. The result could be adverse and unexpected profit volatility for our climate control and solar PV businesses or a loss of market acceptance that could threaten the financial viability of this business segment altogether.

If we fail to effectively manage our planned expansion, we may fail to meet our strategic objectives and our financial performance could be materially and adversely impacted.

The further expansion of our business into new jurisdictions is one of our strategies for growing revenues from solar system installations and renewable system monitoring and operations and maintenance, or O&M, services sales. Such expansion is also expected to mitigate the impact of downturns in renewable energy demand in countries in which we are currently developing solar projects, including the U.S. Undertaking further international expansion of our solar system installation businesses is a complex task that requires, among other things the identification of locations that are environmentally favorable for solar project development and that have suitable regulatory and tax policies, utility cost, tariff and interconnection structures that allow renewable energy to be cost competitive (after taking into account local subsidies) and access to cost-effective financing for project owners, among other considerations. Different but equally complex considerations affect the expansion opportunities for our monitoring and O&M services businesses. Even if we successfully identify suitable countries for expansion, we may be unable to extend our business into these new locations if competitors enter the market first or are already well established. In addition, we may not have the necessary management, local knowledge or financial resources to undertake the successful and timely development or integration of projects in additional countries. Additionally, our ability to generate cash from existing operations may be slower than expected, or may not occur at all, resulting in the requirement for further funding to achieve our expansion plans that exceeds our ability to raise additional capital on acceptable terms. Our expansion plans could also be affected by cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to establish supply chains to serve new markets and other factors.

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

A portion of our revenue has been attributable to operations in countries other than Australia and the United States, including Italy, Thailand and the United Kingdom and this is expected to extend to other countries in Europe, Asia and Latin America with the acquisition of BlueNRGY LLC in January 2015 and the assets of Draker, Inc. in September 2015 (refer to Item 4.A. under the heading “Recent Acquisitions”). Such activities accounted for approximately 13% and 2% of our consolidated revenue in fiscal years ended June 30, 2015 and June 30, 2014, respectively. Risks associated with our operations in foreign areas include, but are not limited to:

●	political, social and economic instability, war and acts of terrorism;

●	potential seizure, expropriation or nationalization of assets;

●	damage to our equipment or violence directed at our employees, including kidnappings and piracy;

●	increased operating costs;

●	complications associated with repairing and replacing equipment in remote locations;

●	repudiation, modification or renegotiation of contracts, disputes and legal proceedings in international jurisdictions;

●	limitations on insurance coverage, such as war risk coverage in certain areas;

●	import-export quotas;

●	confiscatory taxation;

●	work stoppages or strikes;

●	unexpected changes in regulatory requirements;

●	wage and price controls;

●	imposition of trade barriers;

●	imposition or changes in enforcement of local content laws;

●	the inability to collect or repatriate currency, income, capital or assets;

●	foreign currency fluctuations and devaluation; and

●	other forms of government regulation and economic conditions that are beyond our control.

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

Most of the components in our products are produced in places other than that where the products and systems are used or installed. For example, currently, all the solar modules for our solar PV systems are produced in China and must be shipped to installation sites in Australia, the United States, Europe and other jurisdictions where we operate. Key components for our energy efficiency businesses are manufactured in Europe, the United States or in Asia, even though we sell these systems primarily in Australia. Consequently, order lead times may be long and we and our customers are subject to substantial expense and delays that can accompany long-distance shipping, inventory management and design and specification of customized orders. Currency exchange rates can also shift between the time of ordering and delivery, sometimes resulting in us incurring higher costs. If mistakes in component order fulfillment occur, extended time can be required to remediate the problem and could lead to delays in completing projects, recognizing revenue or receiving cash flow. Sometimes we must rely on a single source of supply for key components and if a sole-source supplier fails to deliver on time it could impair our ability to perform and subject us to delays and penalties.

Licenses and permits are required to operate in some jurisdictions, and the loss of or failure to renew any or all of these licenses and permits or failure to comply with applicable laws and regulations could prevent us from either completing current projects or obtaining future projects and, thus, materially adversely affect our business.

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

We currently develop and install large-scale solar PV systems or offer performance monitoring and O&M services for such systems, targeting the markets in North America, the Eurozone, Thailand and various Pacific island nations. However, the Company intends to undertake and provide life-cycle services to project developments in other international markets. New geographic markets may have different characteristics from the markets in which we currently sell products, and our success will depend on our management’s ability to properly address these differences. These differences may include:

●	differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions;

●	limited or unfavorable intellectual property protection;

●	risk of change in international political or economic conditions;

●	fluctuations in the value of foreign currencies and interest rates;

●	difficulties and increased expenses in complying with a variety of U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act;

●	potentially longer sales cycles;

●	higher volume requirements;

●	warranty expectations and statutory obligations; and

●	cost, performance and compatibility requirements.

In addition, we have and will continue to pursue acquisitions and joint ventures to facilitate our expansion into new products and services and into new geographic markets. For example, we acquired Green Earth Developers, LLC (“GED”), a Georgia limited liability company, in July 2014 and BlueNRGY LLC, a Florida limited liability company in January 2015 and the assets of Draker, Inc. in September 2015. Whether the mechanism we use for expanding our business is through internal development or acquisition, failure to develop and introduce new products successfully, to generate sufficient revenue from these products to offset associated marketing and installation costs, or to otherwise effectively anticipate and manage the risks and challenges associated with expansion into new product and geographic markets, could adversely affect our revenues and our ability to achieve or sustain profitability.

The Company has experienced significant turnover of members of our Board and among members of our top management and we may lack sufficient continuity or experience in these key positions to ensure success of the business.

Subsequent to July 1, 2014 through the date of this Report, we have experienced the following changes among members of our Board and among members of our top management:

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

Effective October 4, 2014, Mr. Jeffrey A. Tischler was appointed the Company’s Chief Financial Officer and resigned on November 12, 2014.

As of November 14, 2014, Mr. Gerard McGowan was: suspended as the Company’s Managing Director pursuant to Article 18 of the Company’s Constitution. Following the commencement of our VA process, the Administrator terminated the Contractor Agreement pursuant to which we procured the services of Mr. McGowan as our Chief Executive Officer and Mr. McGowan resigned as a member of our Board on December 30, 2014.

In December, 2014 our CEO of International Operations, James Greer, and our Senior Vice President of Wind and Off Grid Solutions, Patrick Lennon, was terminated by the Administrator.

Effective January 27, 2015, the two then-existing members of the Board, William C. Morro and Carlo Botto, by unanimous resolution, appointed John H. Chapple, Yves-Regis Cotrel, and John F. Donohue as members of the Board, subject to receipt of their written consent to serve in such capacity. The appointment of Mr. Cotrel and Mr. Donohue became effective on January 27, 2015 and that of Mr. Chapple on February 2, 2015. With the exception of Mr. Botto, who has been employed by companies serving the power generation and energy trading sectors throughout his career, our directors have limited experience in the renewable energy sector. Subsequently, on June 16, 2015 and July 31, 2015 respectively, John Chapple and John Donohue resigned due to concerns that they could not give adequate time to their other business commitments and to their role with the Board.

Effective June 5, 2015, Donald Reed, the senior executive officer and a former owner of GED resigned. Effective September 1, 2015 he was replaced by Peter Maros, who was also appointed a Senior Vice President and Managing Director of U.S. Renewable Solutions.

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

If we fail to retain and attract executives and Board members with the capabilities to meet the significant challenges we face in all of our markets and lines of business, we may not meet the requirements for listing on the NASDAQ Capital Market or any other national U.S. stock market, our stock price could decline or become completely illiquid and our shareholders could face a total loss of their investment.

We are subject to litigation that could have an adverse effect on our business and operating results.

In December 2014, a class action securities suit, referred to as the Texas Action, was filed in a federal court in the Eastern District of Texas against the Company and various current and past officers and directors, namely Mr. William Morro, Mr. Carlo Botto, Mr. Richard Pillinger, Mr. Todd Barlow, Mr. Gerard McGowan and Mr. James Greer. Mr. Morro, formerly a non-executive independent director currently serves as Chairman of the Company’s Board and its Managing Director (the Australian entity equivalent of a CEO); Mr. Botto continues as a non-executive member of the Board; and Mr. Pillinger is the Company’s CFO. The other parties to the lawsuit are no longer associated with the Company. On August 13, 2015 the Texas Action was amended to include the Company’s subsidiary, CBD Energy (USA) Limited.

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

We believe that the claims against the Company related to the Texas and New York Actions are extinguished pursuant to the DOCA but litigation against our subsidiary, CBD Energy (USA) Limited, prior and current officers and directors may continue, causing us to incur expenses related to these matters. In addition, plaintiffs in the Texas and New York Actions, or other parties bringing a claim against us related to events arising prior to our VA, including, among others, the Administrator of Secured Energy Bonds Plc in the UK, may not recognize or accept the limitations on the Company’s liability imposed by the DOCA. Consequently, the Company may have to incur expenses to enforce the terms of the DOCA and such expenses could be significant. It is also possible that courts in jurisdictions where we do business or have assets, other than Australia, may not recognize or accept the limitations on our liability under the DOCA or may rule in favor of parties who assert claims against our subsidiaries domiciled or operating in such foreign jurisdictions. In such a case, we, or our foreign subsidiaries, could become burdened with liabilities for which we do not have a provision on our balance sheet and we may incur significant unforeseen defense costs.

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

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. As soon as practicable, we intend to address deficiencies in our internal controls over financial reporting and to establish enhanced formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks and assessment of their potential impact and linkage of those risks to specific areas and activities within our organization that are applicable to our business. Additionally, we will need to further document our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and, when available exemptions as an emerging growth company under the JOBS Act or other applicable exemption is no longer available, a report by our independent registered public accounting firm addressing these assessments. Although we have not yet tested our internal controls in accordance with Section 404, we have material weaknesses in our internal control over financial reporting. The material weaknesses include, but may not be limited to inadequate accounting oversight, policies, procedures, and controls specific to complex debt agreements, taxation computations and the application of accounting estimates for the recognition of impairment allowances for good will and intangibles and investments held by the company. We cannot conclude, in accordance with Section 404, that we do not have other material weaknesses in our internal controls or a combination of other significant weaknesses that could result in the conclusion that we have a material weakness in other aspects of our internal controls.

As a result of these material weaknesses and as a result of the concerns raised by the Company’s previous independent registered public accounting firm as described in the Company’s October 24, 2014 Report of Foreign Private Issuer on Form 6-K (the “October 6-K”), the Company’s financial statements for the fiscal years ended June 30, 2012 and June 30, 2013 have been restated. We have been implementing new accounting policies and procedures and review controls since Mr. Morro became our Managing Director following our emergence from VA. We acknowledge that additional resources, as well as the completion of a comprehensive review of the design and operating effectiveness of our controls relating to financial reporting, will be necessary in the future to fully remedy weaknesses in our financial reporting process. Further, if not fully remediated, these control deficiencies could continue to impact the reliability of our financial statements. As a public entity, we will be required to complete our initial assessment in a timely manner, subject to the exemption from auditor attestation requirements that is accorded to us as an emerging growth company under the JOBS Act. Until we cease to be an emerging growth company or our exemption from auditor attestation expires, we intend to avail ourselves of the exemption.

If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we or our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting when we are required to have them do so. Matters impacting our internal controls may cause us to be unable to prevent fraud or report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we and our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect the Company and lead to a decline in the price of our registered equity securities.

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

The Company’s operations are affected by global political, economic and market conditions. The recent economic downturn generally reduced the availability of liquidity and credit to fund business operations worldwide. As regards the renewable energy sector in particular, this currently being acutely felt in Europe, where renewable developments are not growing at historical rates and the situation is likely to worsen if the downturn is prolonged. This dynamic has adversely affected our customers, suppliers and lenders and has caused us to largely withdraw from pursuing the solar PV business in Europe. Because of the large installed base of projects in Europe, however, we still consider this a promising, albeit mature and highly competitive, market for our monitoring and O&M services businesses.

Further, such conditions and uncertainty about future economic conditions may make it challenging for us to obtain equity and debt financing to meet our working capital requirements, forecast our operating results, make business decisions, and identify risks that may affect our business, financial condition and results of operations.

If we are unable to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, and declining levels of incentives available in countries where we continue to operate, then we are likely to experience a reduction in demand for our products and services and consequently will experience a material adverse effect on our operations and sales and on our financial condition generally.

The renewable energy sectors we serve depend on the availability of rebates, tax credits and other financial incentives and government policies, the reduction or elimination of which is imminent or already occurring and is likely to reduce the demand for our services in jurisdictions where we currently operate, including the U.S.

Many U.S. states, including California, Massachusetts, Nevada, New Jersey and North Carolina, and other countries such as the United Kingdom, Australia and Italy, offer substantial incentives to offset the cost of solar power or wind generation systems. These incentives can take many forms, including direct rebates, state tax credits, system performance payments and feed-in tariffs, and Renewable Energy Credits, referred to as RECs. However, there can be no assurance that these incentives will continue to be available in any or all of the jurisdictions in which we operate and, in many places, government policies and regulations will reduce or soon eliminate such incentives. For example, in Australia the number of RECs received per KW installed has been reduced continuously and the number of credits received for 5kW and smaller systems was reduced from a 5 multiplier in 2010 to a 1 multiplier beginning in January 2013. In North Carolina the state tax credit applicable to solar projects will no longer be available after 2015 and the U.S. federal tax credit applicable to solar projects is scheduled to be reduced from 30% to 10% effective December 31, 2016. It is possible, and should be considered likely that the surviving incentives in Australia and the U.S. will ultimately be phased out altogether. In Italy and other European countries, minimum user prices for solar electricity production and feed-in tariffs are subject to reduction annually for new applications and are subject to unannounced change; subsequent, unpredictable decrees will redefine rates for solar power plants commissioned thereafter. A reduction in or elimination of such incentives could substantially increase the cost or reduce the economic benefit to owners of renewable power generation projects, resulting in significant reductions in demand for new renewable installations. Our sales and margins could be disproportionally adversely affected because of our weak competitive position.

All sectors served by the Company are highly competitive, with low barriers to entry and intense price competition, which could negatively impact our results and may prevent us from achieving sustained profitability. In addition, the Company does not have significant market share in any sector we serve and we may lose business to larger companies that are better able to achieve cost efficiencies, respond to customer needs or weather a decline in market conditions.

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

In particular, with respect to the solar PV segment, we may, in the future, compete for potential customers with solar system installers and servicers, electricians, roofers, utilities and other providers of solar power equipment or electric power. Also with respect to the performance monitoring business we are competing for potential customers with other data storage and software providers, manufacturers of components such as solar panels, inverters and wind turbines, large system integrators and providers of O&M services and utilities. Some of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than we have. We believe that our ability to compete depends in part on a number of factors outside of our control, including:

●	the ability of competitors to hire, retain and motivate qualified technical personnel;

●	the ownership by competitors of proprietary tools to customize systems to the needs of a particular customer;

●	the price at which others offer comparable services and equipment;

●	the extent of our competitors’ responsiveness to client needs;

●	risk of local economy decline; and

●	the evolution of installation or monitoring technology.

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

Our proprietary monitoring business, which we believe to have great strategic importance for the Company, is still immature and if it does not function as planned or rapidly gain more market acceptance, our ability to penetrate this market may be limited or foreclosed by our competitors, our liquidity will be strained and the value of our shares may be severely impaired.

The first commercial version of our monitoring system software was released in February 2015 and was deployed to only a few institutional customers on a trial basis when we acquired the monitoring platform of Draker, Inc. in September 2015. We are now in the process of harmonizing the BlueNRGY and Draker monitoring software to better serve the market and build on the more established base of U.S. customers served by the Draker system. Nevertheless, our software services are not mature and the roll-out of the system to a broad spectrum of users will require that we hire additional personnel to effectively and efficiently integrate the data feeds from a larger universe of sources than is currently possible. Because of the uncertainties about our ability to win customers and earn revenue, and the expectations that development and marketing costs will accelerate, we are unable to determine when, or if, the monitoring business will become cash positive. This uncertainty is magnified by the competitive dynamics of the monitoring services market. There are numerous competitors developing or marketing monitoring systems with at least some characteristics similar to ours. A few of these competitors currently offer robust systems with features and capabilities similar or superior to those we are able to provide. Despite the proliferation of renewable power generating systems worldwide, asset ownership is beginning to concentrate and we believe that the market for monitoring services may be largely locked up by a small number of competitors within a few years. Primarily for this reason, we are investing aggressively, within the limitations of our liquidity, to accelerate system development and deployments. If we cannot capture meaningful market share quickly, we may be foreclosed from pursuing much of the available revenue from this sector and we may not realize a return on investment in the development of our monitoring system or related acquisitions.

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

Solar and wind energy are, in some jurisdictions, more expensive sources of energy than the wholesale cost of conventional alternatives and recent drops in the price of conventional energy sources and other factors affecting energy costs may negatively impact demand for renewables and reduce our revenues and profitability.

We believe that an end customer’s decision to purchase or install renewable power generation systems is primarily driven by the cost and return on investment resulting from such installations. Fluctuations in economic and market conditions that affect the prices of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our profitability. Other factors that could have a negative effect on our rapidly evolving business include, but are not limited to:

●	changes in utility electric rates or net metering policies;

●	increases in the installed costs of solar or wind power due to changes in tariffs, taxes and subsidies; and

●	adverse customer experience with performance and reliability of renewable power installations as they age.

If demand for solar or wind power products fails to develop sufficiently or declines, we might not be able to generate enough revenue to sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate.

Overcapacity and financial distress among manufacturers of wind and solar power generation equipment is commonplace and also occurs to a lesser extent among climate control equipment manufacturers; if OEM or component suppliers for systems we install fail to meet warranty obligations to our customers, or backstop warranty commitments to us, our business and profitability could be impaired.

Many large and well-known manufacturers of solar PV panels, wind turbines and related equipment necessary to implement functioning systems, such as inverters, have failed in recent years, including two of our significant past suppliers, Solon and Oelmaier. Others have been financially weakened, possibly including some of our current suppliers. The climate control sector is more mature and failures of equipment manufacturers are less common, but they do occur from time to time. Our solar PV, wind and climate-control installations are covered by warranties from these component suppliers, which they may not be able to meet. While, we do not generally have direct warranty obligations related to components produced by these suppliers we could suffer reputational damage if the component manufacturers default on their warranty obligations.

In all of our system installation businesses, if we fail to meet warranty obligations of our suppliers who fail to do so we may face precipitous declines in our sales. We believe this to be particularly the case in the residential solar segment in Australia and the U.S. (if we re-launch a residential business in the U.S.). In both markets we believe the importance of reputation as a provider of reliable systems is a critical factor in the sustainability the business. However, taking on warranty obligations for suppliers who default could place a financial burden on us that we are unable to meet. Either course of action could render our business non-viable.

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

Our business benefits from the declining cost of solar panels and other components, and our financial results would be harmed if this trend reversed or did not continue.

The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the pricing of our solar energy systems and customer adoption of this form of renewable energy. If solar panel and raw materials prices do not continue to decline or increase, our growth could slow and our financial results would suffer. In a the past we have purchased a significant portion of the solar panels used in our solar energy systems from manufacturers based in China, some of whom benefit from favorable foreign regulatory regimes and governmental support, including subsidies. If this support were to decrease or be eliminated, if internal Chinese demand for panels increases to a level that exports are reduced, or if tariffs and import restrictions above current levels were to be imposed by U.S. or European governments, it could lead to higher prices for panels (or other components), reducing demand and margins. A similar adverse impact on our results would occur if our access to specialized technology from Chinese manufacturers is restricted or becomes more expensive.

If potential owners of solar PV systems are unable to secure financing on acceptable terms as a result of financial crisis, rising rates or other factors, we could experience a reduction in demand for installation of our solar PV systems and may be unable to sell projects developed under our BOT model or owned or operated under our BOO model.

Many owners of solar PV systems depend on financing to purchase their systems. Moreover, in the case of debt financed projects, even if lenders are willing to finance the purchase of these systems, an increase in interest rates or a change in tax incentives could make it difficult for owners to secure the financing necessary to purchase a solar PV system on favorable terms, or at all. In addition, we believe that a significant percentage of owners purchase solar PV systems as an investment, funding the initial capital expenditure through a combination of upfront cash and financing. Difficulties in obtaining financing for solar PV installations on favorable terms, or increases in interest rates or changes in tax incentives, could lower an investor’s return on investment in a solar PV installation, or make alternative power generation systems or other investments more attractive relative to solar PV systems based on our product platform. Any of these events could result in reduced demand for our systems, which could have a material adverse effect on our financial condition and results of operations.

Public opposition to development of solar and wind farms, particularly in the U.S., Europe and more recently in Australia, is expected to make it more difficult to obtain the necessary permits and authorizations for such projects and will reduce development opportunities available to us.

Over the last few years, public disfavor of solar and wind farms in certain European countries that have historically allowed such projects (e.g., Spain and Italy) has been manifested in changes in government policies. In the opinion of our management, the public opposition in Europe has been triggered by concerns that scarce farm land was being displaced by such solar and wind power installations and that the cost of the power supplied from ground-based systems was unjustified and not economically sustainable. Moreover, the significant displacement of farmland and the costs of power supplied from ground-mount projects appears to have been caused by excessively high feed-in tariff rates set by regulators. Key policy changes observed include reductions of subsidies applicable to ground-based solar installations relative to other types of projects and changes in permitting regulations that make ground-based installations difficult or practically impossible to start. Consequently, the number of economically feasible projects in these high-potential regions has declined and the near-term opportunities for us to pursue large-scale solar projects in these proven markets have diminished rapidly. If this occurs in other jurisdictions such as the U.S. and Australia where land is plentiful, it could significantly diminish project opportunities and our potential for growth.

Regulations applicable to the U.S. market may exacerbate competitive pressures for solar PV development and reduce margins, making it harder for us to grow profitably in the United States.

In certain U.S. jurisdictions government regulations or utility policies pertaining to solar power systems are unpredictable and have the potential to cause significant additional expenses or delays for projects of all sizes. Also, some jurisdictions have imposed regulations that effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid. In addition, the United States has imposed tariffs on Chinese-manufactured solar panels that have disrupted established supply relationships and increased costs. Collectively, these and similar factors may constrain implementation of U.S. solar energy systems and opportunities to sell our monitoring and O&M services relative to expectations. Our management expects these dynamics to increase competitive pressures among system developers and service providers that could lead to reduced pricing and profits. Our solar development and servicing initiatives in the United States may not succeed or be profitable as a result.

In our solar PV and climate control businesses we depend on a small number of suppliers for key components used in our products and systems with the result that we risk disruption in supply and may be constrained in negotiating competitive prices, lead times and other trade terms.

Our businesses focused on system design and installation provide the preponderance of our revenue. Nevertheless, our small scale and weak financial condition have compelled us to obtain key components required by these businesses, and also our monitoring business, from a small number of suppliers who would offer us credit terms. We believe that our commercial relationship with our suppliers in each of our business segments is good, but prior to and during the period when we were operating under VA, we had difficulty making timely payments on a consistent basis to many of these suppliers. Our historical inability to make timely payments has led to curtailment of shipments to us by suppliers, even after our emergence from VA and has reduced our recent revenues and increased our supply costs. Because of our continuing weak financial condition and limited liquidity, we may face the same issue in the future. We do not maintain, or expect to be able to maintain, sufficient inventories to allow us to buffer the consequences of supply interruptions. Although alternative suppliers exist for most of the components we sell in our solar installation and climate control businesses, new suppliers may not be willing to ship to us on customary trade terms, or at all, due to our financial condition. Sometimes we are in a position of having only one source of component supply. The sudden loss of any of our current primary component supply relationships could cause a delay in order fulfillment and be disruptive to our operations and lead to financial losses.

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

The termination of our right to use of the Westinghouse® brand to market solar installations was triggered by our VA and necessitates that we rebrand and re-launch our small-scale solar offerings in Australia and the U.S.; we have elected to do so under our own BlueNRGY brand and this process, if unsuccessful or more costly than we anticipate, could severely and adversely affect the viability of our solar business and the ability of the Company to continue as a going concern.

We began marketing PV solar systems solely under the Westinghouse® brand in Australia and New Zealand in April 2013 and in the U.S. in July 2014 and continued to do so until we received notice of termination of the license agreement with Westinghouse Electric Corporation in December 2014. This action forced us to immediately cease marketing and sales efforts for small-scale solar altogether and, following our emergence from VA, to develop a new website, marketing materials and business plans to re-launch this business under an alternative brand at great expense and with much lost time. We have determined to apply our own BlueNRGY brand to the small-scale solar business beginning in Australia. Unlike the Westinghouse brand, which has wide consumer recognition in both the U.S. and Australia, the BlueNRGY brand is substantially unknown. It is therefore unclear whether or not the BlueNRGY brand will gain enough market acceptance to drive sales as we expect at a cost that allows this line of business to be profitable. If not, our revenues and margins could be severely adversely affected to the potential detriment of our overall business. If the brand is accepted by consumers, our failure to effectively execute the roll-out of branded product or satisfy requirements of the initial orders may increase our costs or cause our re-launch to be scaled back or cancelled. Any of these adverse outcomes could create a window of opportunity for the continued growth of competitors utilizing similar technology and could foreclose us from reentering these markets with a small-scale solar offering altogether. Because the BlueNRGY brand is our own, any costs necessary to protect and defend our exclusive rights to the brand must be borne entirely by us and, if significant, could further impair our liquidity.

Risks Related to our Ordinary Shares

We have never paid a dividend on our ordinary shares and do not intend to do so in the foreseeable future, and consequently, investors’ only opportunity to realize a return on their investment in the Company is through the appreciation in the price of and sale of our ordinary shares.

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

We require additional cash resources to fund our business plan and to continue operating as a going concern. The Company may sell additional equity to obtain needed funds and the use of such funds could include:

●	funding losses and paying existing creditors;

●	expanding into new product markets and geographies;

●	acquiring complementary businesses, products, services or technologies;

●	hiring additional technical and other personnel for purposes of business development, research and other activities consistent with our strategy; or

●	otherwise pursue strategic plans and respond to competitive pressures.

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

Our financing needs may require us to obtain additional debt financing to fund losses, future capital expenditures and to meet working capital requirements, which may be obtained on terms that are unfavorable to the Company and/or our shareholders.

We will require additional financing in the future in connection with execution of our growth strategy, to fund future capital expenditures, working capital and losses. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital, growth and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The incurrence of additional indebtedness could require acceptance of covenants that, if violated, could further restrict our operations or lead to acceleration of the indebtedness that would necessitate winding up or liquidation of the Company. In addition to the foregoing, our ability to obtain additional debt financing may be limited and there can be no assurance that we will be able to obtain any additional financing on terms that are acceptable, or at all.

Rule 144 may not be available for public resales of our securities.

Rule 144 under the Securities Act, permits the resale, subject to various terms and conditions, of limited amounts of restricted securities after they have been held for six months. The SEC prohibits the use of Rule 144 for resale of securities issued by issuers that have been at any time previously a shell company. It is our view that in 1999 we were a shell company. We were originally formed on August 18, 1989 in Australia as London Securities Limited, a corporation subject to the laws of Australia, specifically, the Australian Corporations Act. Our ordinary shares were first listed on the Australian Stock Exchange, or ASX, in 1989. Following our inception, we began acquiring energy generation assets and on December 19, 1996, changed our name to Asia Pacific Infrastructure Limited. We were, however, suspended from trading on ASX on October 8, 1998. In calendar year1999 we had nominal non-cash assets and we had nominal operations. We resumed trading on ASX on April 18, 2000.

The SEC prohibits the use of Rule 144 for resale of securities issued by shell companies (other than business transaction related shell companies) or issuers that have been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met: the issuer of the securities that was formerly a shell company has ceased to be a shell company; the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company. We believe that, upon the filing of this Report, we will have met all of these requirements. In our two most recent fiscal years, however, we have not filed our Annual Report on Form 20-F in a timely fashion. If we do not file our Annual Report for the fiscal year that will end on June 30, 2016 on time, Rule 144 would not be available for the resale of our restricted ordinary shares which would materially reduce the ability to sell such shares.

Our ordinary shares have only recently commenced trading in the United States on the OTC Markets, trading is thin and the market price of our shares is volatile, conditions that individually or in combination may render our shareholders unable to sell the ordinary shares at or near “ask” prices, or at all; consequently, if our shareholders need to sell their shares to raise money or otherwise desire to liquidate their shares they could incur substantial losses.

Although we have applied to list our ordinary shares on the NASDAQ Capital Market, there is no assurance that our NASDAQ listing application will be approved or that an active public market for our ordinary shares will develop or be sustained. Our ordinary shares have only began trading on the OTC Markets on September 10, 2015 following a nine-month suspension and delisting from the NASDAQ Capital Market and it is not clear if an active market for our shares will develop. Since trading recommenced on the OTC Markets, highest trading volume recorded in a single day through December 4, 2015 was 75,475 shares, representing a total value of shares traded on such day of $8,310. This lack of an active market means that the number of persons interested in purchasing ordinary shares at or near bid prices at any given time may be relatively small or nonexistent. This situation is attributable to a number of factors, including the fact that many of our shareholders are located in Australia and lack the capability or knowledge to trade in the U.S. markets, were issued unregistered shares, pursuant to the DOCA or in private placement transactions following our emergence from VA, that are not currently eligible to trade in the U.S. market, the Company’s history of losses and the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the U.S. investment community that generate or influence sales volume. Even if we came to the attention of such persons, they tend to be risk-adverse and may be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as our business has demonstrated viability and we become larger and more seasoned. As a consequence, there may continue to be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on our stock price. There are no assurances that a broader or more active public trading market for our ordinary shares will develop or be sustained, or even that current trading levels experienced on the OTC Markets will be sustained.

The market price and trading volume of our ordinary shares may be volatile and may be affected by variability in the Company’s performance from period to period and economic conditions beyond management’s control.

The market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. This means that our shareholders could experience a decrease in the value of their ordinary shares regardless of our operating performance or prospects. The market prices of securities of companies operating in the renewable energy sector have often experienced fluctuations that have been unrelated or disproportionate to the operating results of these companies. In addition, the trading volume of our ordinary shares may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares declines significantly, our shareholders may be unable to resell our ordinary shares at or above their purchase price, if at all. There can be no assurance that the market price of our ordinary shares will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our ordinary shares or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;

●	actual or expected changes in our growth rates or our competitors’ growth rates;

●	our inability to raise additional capital, limiting our ability to continue as a going concern;

●	changes in market prices for our product or for our raw materials;

●	changes in market valuations of similar companies;

●	changes in key personnel for us or our competitors;

●	speculation in the press or investment community;

●	changes or proposed changes in laws and regulations affecting the renewable energy industry as a whole;

●	conditions in the renewable energy industry generally; and

●	conditions in the financial markets in general or changes in general economic conditions.

In the past, following periods of volatility in the market price of the securities of other companies, shareholders have often instituted securities class action litigation against such companies. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

If we do not meet the initial listing standards of the NASDAQ Capital Market (or, once listed, the continued listing standards in the future), the Company’s stock will not trade on a national exchange and liquidity and share price may suffer.

Our ordinary shares are currently only traded on the OTC Markets. Although we have applied for listing of our ordinary shares for trading on the NASDAQ Capital Market and believe that listing on NASDAQ will result in a more active public market and liquidity for our ordinary shares than is observed on the OTC Markets, there can be no assurance that this is will be the case or that our NASDAQ listing application will be approved. There may be significant consequences associated with our ordinary shares trading on the OTC Markets rather than a national exchange. The effects of not being able to list our ordinary shares on a national exchange include:

●	limited release of the market price of our securities;

●	limited news coverage;

●	limited interest by investors in our securities;

●	volatility of our ordinary share price due to low trading volume;

●	increased difficulty in selling our securities in certain states due to “blue sky” restrictions; and

●	limited ability to issue additional securities or to secure additional financing.

Even if our shares are approved for listing the NASDAQ Capital Market or any other national exchange, there is no assurance that the Company will be able to continue to meet all necessary requirements for such listing; therefore, there is no assurance that our ordinary shares will continue to trade on a national securities exchange. At any time when our shares do not trade on a national exchange, liquidity may be reduced and our stock price could decline.

We are in the process of effecting a 1-for-80 reverse share consolidation which could adversely affect the market liquidity of our ordinary shares, impair the value of your investment and harm our business.

Our shareholders and Board have approved a 1-for-80 share consolidation and, subject to receipt of requisite regulatory approval we expect this to be implemented shortly following the filing of this Annual Report on Form 20-F. There are a number of risks associated with the pending share consolidation. The history of similar share consolidation for companies in like circumstances is varied, and we cannot predict whether:

●	the market price per share of our ordinary shares after the share consolidation will result in a sustained rise in proportion to the reduction in the number of shares of our ordinary shares outstanding before the share consolidation, i.e., that the post- consolidation market price of our ordinary shares will equal or exceed the pre-split price multiplied by the split ratio;

●	the share consolidation will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

●	the share consolidation will result in a per share price that will increase our ability to attract and retain employees and other service providers;

●	the market price per share will equal or exceed the price required to qualify for initial listing or remain in excess of the US$1.00 minimum bid price as required by NASDAQ following initial listing;

●	or we will otherwise meet the requirements of NASDAQ for continued inclusion for trading on the NASDAQ Capital Market.

In addition, the share consolidation will reduce the number of shares available in the public float and this may impair the liquidity in the market for our ordinary shares on a sustained basis, which may in turn reduce the value of our ordinary shares. We may in the future undergo one or more additional share consolidations. If we issue additional shares in the future, it will likely result in the dilution of our existing shareholders.

As a foreign private issuer, we follow certain home-country corporate governance practices that afford less protection to holders of our ordinary shares than would be available to U.S. issuers listed on NASDAQ.

As a foreign private issuer, we follow certain home-country corporate governance practices and intend to continue to do so in lieu of certain NASDAQ requirements, even if we are successful in regaining our NASDAQ listing. Australian law does not require us to follow NASDAQ requirements, including with respect to the composition of our Board and nominations committee and executive sessions, having a majority of our Board be independent, establishing a nominations committee or holding regular executive sessions where only independent directors are present and the requirement to obtain shareholder approval in all circumstances where we issue shares constituting more than 20% of our outstanding shares. (Refer to Item 16G “Corporate Governance”.)

Such Australian home-country practices may afford less protection to holders of our ordinary shares than would be available to our shareholders if we were incorporated in the United States, governed by U.S. law and subject to all applicable NASDAQ regulations for U.S. issuers.

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

Our principal shareholders include affiliates of W.H. Soul Pattinson and certain affiliates, referred to as WHSP, ESOL B.V., Mr. Y-R Cotrel, Mr. Emmanuel Cotrel, and Mr. Morro (the latter three are officers and/or directors of the Company) and they collectively control over 50.8% of our outstanding ordinary shares as of December 4, 2015.

These shareholders, acting individually or as a group, could exert control over matters such as electing directors, amending our certificate of incorporation or bylaws, and approving mergers or other business combinations or transactions. In addition, because of the percentage of ownership and voting concentration of these principal shareholders and their affiliated entities, elections of our Board may be within the control of these shareholders and their affiliated entities. While all of our shareholders are entitled to vote on matters submitted to our shareholders for approval, a concentration of shares and voting control presently lies with these principal shareholders and their affiliated entities. As such, it would be difficult for shareholders to propose and have approved proposals not supported by these principal shareholders and their affiliated entities. There can be no assurance that matters voted upon by our officers and directors in their capacity as shareholders will be viewed favorably by all shareholders of the Company. The stock ownership of our principal shareholders and their affiliated entities may discourage a potential acquirer from seeking to acquire our ordinary shares, which, in turn, could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

A significant portion of our total outstanding shares will become eligible to be sold into the market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of our ordinary shares intend to sell shares, e.g. the preponderance of our shareholders who are located in Australia or holders of large blocks of previously restricted shares, including those issued in conjunction with the DOCA, could reduce the market price of our ordinary shares. While a significant portion of our outstanding shares are currently restricted as a result of securities laws, they will become eligible to be sold at various times shortly after the date of this Annual Report on Form 20-F or immediately following effectiveness of the resale registration statement that we are obligated to file within 30 days following the issuance of our audited financial statements for our fiscal year ending June 30, 2015 and included herein. Sales of such shares could cause the market price of our ordinary shares to drop significantly.

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

The trading market for our ordinary shares will depend, in part, on the research and reports that research analysts publish about us and our business and industry. The price of our ordinary shares could decline if one or more research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more of the research analysts ceases coverage of the Company or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our stock price or trading volume to decline.

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

4.A.            History and Development of the Company

We were originally formed on August 18, 1989 in Australia as London Securities Limited, a corporation subject to the laws of Australia, specifically, the Australian Corporations Act. Following our inception, we began acquiring energy generation assets. Subsequently, we undertook major adjustments in strategic focus and changed our name in 1996. We were suspended from trading on ASX on October 8, 1998. In calendar year1999 we had nominal non-cash assets and we had nominal operations. We resumed trading on ASX on April 18, 2000 (shortly after changing our name again). We adopted the name CBD Energy Limited on December 6, 2002. Operating as CBD Energy Limited, we reemphasized development of energy-related businesses and undertook new initiatives to acquire installation and service contractors delivering energy-efficient commercial-scale climate control systems. We entered VA on November 14, 2014 and our corporate organization and liabilities were restructured pursuant to the DOCA. As further described below under the heading “Voluntary Administration and Deed of Company Arrangement,” we emerged from the VA on January 27, 2015 having retained a strategic focus on delivering and managing renewable energy generation and energy-efficient climate-control systems. On March 20, 2015 the Company name was changed to BlueNRGY Group Limited.

Our ordinary shares were listed on the Australian Stock Exchange from 1989 through (other than the 18 months mentioned above) January 31, 2014, when we voluntarily delisted them in connection with our U.S. listing. Our ordinary shares traded on the OTC Markets from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF, and began trading on the NASDAQ Capital Market on June 13, 2014. However, trading in our ordinary shares was suspended on November 14, 2014 following commencement of the VA process. Our ordinary shares began trading again on September 10 2015 in the over-the-counter market under the ticker symbol CBDEF. We are endeavoring to complete the steps necessary to relist our ordinary shares on the NASDAQ Capital Market, but there is no assurance that we will be successful in doing so.

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

On December 24, 2014, DOCAs approved by requisite vote of creditors were signed for two of the VA Companies, specifically the Company and one of its subsidiaries, Westinghouse Solar Pty Ltd; the DOCAs were amended by deed of variation on January 27, 2015 following another vote of creditors and, as amended, are sometimes referred to as the Reorganization Plans. Among other things, the Reorganization Plans stipulate that: (i) creditor claims and contingent liabilities of the reorganized companies were extinguished; (ii) executory contracts of the reorganized companies were terminated; (iii) through the operation of deeds managed by the Administrator, referred to as Deed Funds, creditors of the reorganized companies would receive from the Company US$1.0 million in cash and newly-issued Company ordinary shares; (iv) a secured creditor of the reorganized Companies, Washington H. Soul Pattinson and Company Ltd, referred to as WHSP, would retain the rights to proceeds derived from certain company assets or receivables and would receive convertible preferred shares issued by two Company subsidiaries; (v) the terms of our Series B Preferred Shares would be amended; (vi) we would consummate the acquisition of BlueNRGY LLC, referred to as the BN Acquisition, through new issuance of additional ordinary shares to the BlueNRGY LLC shareholders (further described below under the heading “Recent Acquisitions”) and (viii) we would sell newly issued ordinary shares to investors at a minimum issue price per share equal to or greater than US$0.03637 and having an aggregate value at least sufficient to make the US$1.0 million payment to the Deed Funds, and (ix) the Administrator would retain ownership of all subsidiaries (not previously liquidated) other than specified subsidiaries.

The Reorganization Plans became effective on January 27, 2015, when the required conditions of the DOCAs were satisfied. At that time, the Company and its subsidiary, Westinghouse Solar Pty Ltd, emerged from VA, supervision by the Administrator ceased and management of the Company by the Board resumed in accordance with its Constitution.

The foregoing summary description of the Reorganization Plans is qualified in its entirety by the copies of the DOCAs, and deeds of variation, that were filed with our report on Form 6-K/A dated January 29, 2015.

As a result of the Reorganization Plans, significant changes were made to the Group’s Net Asset/Equity position and to the number of ordinary shares on issue (refer to Item 8.B. under the heading “Issuance and Repurchase of Ordinary Shares and Other Equity-Linked Securities”).

Recent Acquisitions

In conjunction with our Reorganization Plans, we acquired 100% of the equity interests of BlueNRGY LLC, a U.S. company specializing in data acquisition, analysis and management related to the performance of geographically distributed energy generation systems and providing related operations and maintenance, or O&M, services. At the time of the BN Acquisition, BlueNRGY LLC was a development-stage company serving a small number of customers in Europe and Asia. Subsequently it has expanded the scope of its operations to include customers with U.S. and Australian generating assets. Consideration paid to the BlueNRGY LLC shareholders and shares issued to key executives and Directors of the Group as part of the transaction comprised in aggregate 150,162,640 of our ordinary shares. Based on the issuance of our ordinary shares to investors in a contemporaneous private placement at US$0.03785 per share, the value of our shares issued to the BlueNRGY LLC shareholders was US$5.7 million. BlueNRGY LLC has its principal offices in Fort Lauderdale, FL.

On September 16, 2015, we acquired, through a newly formed U.S. subsidiary, the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the transaction, referred to as the Draker Transaction, our acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the “Draker” name. With the exception of the Seller’s secured indebtedness to the Vermont Economic Development Authority (“VEDA”), Draker Corporation did not assume Seller’s liabilities. As a result of the Draker Transaction, we are supplying monitoring services to Seller’s customers while we negotiate and document continuing service agreements at more than 2,000 sites in the Americas, Japan and Europe. As a result of the Draker transaction, we believe we are one of the leading independent companies providing equipment and monitoring services to measure the performance of solar PV generation installations in the U.S.

On July 3, 2014, through our wholly-owned subsidiary CBD Acquisition Holdings, Inc., we acquired all of the outstanding equity interests of Green Earth Developers LLC, referred to as GED, a solar and electrical EPC contractor based in North Carolina. The acquisition was intended to bolster our ability to capitalize on large-scale solar PV project opportunities in the U.S. market. At the time of the acquisition, GED had a track record of successfully completing projects of 1MW – 5MW in size and GED remains active in this market.

In December 2012 we acquired a 50% ownership interest in J Carpenter Electrical Services LTD (subsequently renamed Westinghouse Solar UK Limited) and in June 2013 we increased our ownership interest to 100%. Although this subsidiary continued to operate through the VA process, due to changes in market conditions and business prospects in the U.K. we discontinued operations of this subsidiary in October 2015 and we are currently in the process of completing its orderly wind-down.

Recent Divestitures/Liquidations

Pursuant to the VA process that commenced on November 14, 2014 and the Reorganization Plans effective on January 27, 2015, we divested or liquidated the following subsidiaries and they are no longer part of our corporate organization:

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

On April 16, 2013, we sold our interests in Larkden Pty Ltd including the energy storage patents held by Larkden in a transaction that released approximately A$2.0 million of cash to us. The sale price of the patents was A$2.75 million of which A$0.25 million was received in cash at the time of sale. The first tranche of the balance of the payments of A$2.5 million was paid on the anniversary of the sale in 2015. The remaining two tranches are scheduled to be received in three tranches on the anniversaries of the sale in 2016 and 2017. All three tranches were assigned to WHSP pursuant to our Reorganization Plans.

Our principal office is located at Level 11, 32 Martin Place, Sydney, NSW 2000, Australia. Our telephone number is +61 (0)2 8069 7970. Our website address is bluenrgy.com Information on our website and websites linked to it do not constitute part of this Report. Process can be served in the United States at our United States office address – BlueNRGY Group Limited, 110 E Broward Ave, Suite 1900, Fort Lauderdale, FL 33301.

4.B.            Our Business

Overview

We are an Australian corporation operating in the global renewable energy and energy-efficiency sectors. Our businesses provide technology and services that allow owners of renewable generation assets to maximize power production and return on investment throughout the lifecycle of this long-lived class of assets. In some regions where we operate, most notably in Australia and the U.S., this includes the application of our engineering know-how and extensive data resources to design and install efficient new renewable systems and to upgrade, retrofit and optimize existing facilities. In Australia, we also deliver differentiated products and services that are designed to allow electricity consumers to reduce power costs and increase efficiency of their climate control and other systems. In recent years we have expanded the scope of operations throughout Australia and to Asia, Europe and the United States. The scope of our activities was curtailed by the VA process described in Item 4.A.under the heading “Voluntary Administration and Deed of Company Arrangement”, but we continue to conduct business through multiple subsidiaries operating in the aforementioned regions. Our continuing activities are divided among the following lines of business:

●	Monitoring & Performance Analytics

●	Solar Photovoltaic (or PV) System Design & Installation

● Residential and small commercial solar, together sometimes referred to as small-scale solar.

● Large commercial and utility-scale solar, together sometimes referred to as large-scale solar.

●	O&M and Facilities Management for Renewable Systems (including our Chatham Island generating assets formerly included in our Remote Area Power Systems (“RAPS”) unit prior to emergence from VA)

●	Energy Efficiency/Technology Solutions (and RAPS prior to our emergence from VA)

Prior to the VA process, we were also actively developing wind projects, but our involvement with wind generation systems is now, and is expected to continue to be, limited to providing data management and maintenance services. We are no longer pursuing new project developments in this sub-sector of the renewable energy industry.

In conjunction with effecting our Reorganization Plans, we acquired BlueNRGY LLC, a company focused on the collection and application of performance data from distributed renewable power generation facilities. We augmented these capabilities with the Draker transaction establishing us one of the leading independent providers of solar monitoring and data analytics in North America. We currently receive and compile operating performance and other pertinent data from more than 2GW of solar PV installations in the Americas, Australia, Asia and Europe. Our system monitoring and control solutions, and those of Draker in particular, have gained wide acceptance for their reliability, durability and accuracy.

Over the past five years, we actively diversified our solar PV business geographically in order to capitalize on high expected demand for new renewable energy generation. Since emergence from the VA process, we have focused our expansion initiatives in specific U.S. states because we have limited resources to extend our services to multiple markets and we believe chosen markets have a combination of sustainable government policy framework and favorable renewable energy targets and incentives all of which create opportunity for an experienced solar development business to grow rapidly and profitably. Including the experience of our GED subsidiary, acquired in July 2014, we have completed or are currently constructing large-scale solar PV installations in the United States with nameplate capacity of more than 50MW and an additional 20MW in Australia and other international markets. We are actively pursuing additional projects and during our 2016 fiscal year we expect to re-launch sales of small-scale solar systems to consumers and to commercial customers under our BlueNRGY brand. In Australia we have designed and installed more than 17,000 small-scale systems.

BlueNRGY’s renewable O&M business is currently small, but profitable, and we intend to scale it rapidly, aided in part by demand from monitoring customers who want the benefit of applying our data-driven processes for maximizing the financial performance of their projects. In addition our O&M management unit now oversees our own small portfolio of renewable generation assets, including the Chatham Project, which is discussed further below.

 In our energy efficiency and technology solutions business segment we are currently active only in the Australia region where strong incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Included in this business segment is our Melbourne Australia based HVAC contracting subsidiary. Historically, this segment of our business also included our CapTech Division, which was divested in August 2013 and our RAPS division, which developed and operated wind and solar power generation systems on Chatham and King Island respectively and held interests in the Larkden energy storage technology. The Larkden Technology was divested in April 2013 and our interests in King Island were divested during the VA. Following our emergence from VA, management of our continuing interests in the Chatham Project is being handled in our O&M unit described above.

Our wind project development business was historically confined to Australia and was active during our 2012 to 2014 fiscal years when we believed the regulatory framework, our experience and the local presence of our executive management gave us an opportunity to compete successfully. We developed and, until we entered the VA process, managed the construction of a 107MW, approximately A$290 million wind farm at Taralga in New South Wales. As developer, we negotiated a long-term energy off-take agreement with Energy Australia, Australia’s largest energy retailer, and then sold the project to an affiliate of Banco Santander, who managed completion of the project following our emergence from VA and the commissioning of the Project during the second calendar quarter of 2015. While we retained a 10% interest in project equity returns, the proceeds payable from that ongoing participation were assigned to WHSP pursuant to the terms of the Reorganization Plans. New development activities in the wind segment were curtailed upon emergence from VA, but we retained core competencies in the wind sector that we believe will have application in our Data Management and Performance Analytics business.

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

Figure 1 - Global Investment in Clean Energy by Calendar Quarter (Billions of US$)

Source: Bloomberg New Energy Finance, January 6, 2015

Although aggregate investment levels in renewable energy capacity have plateaued, installed generating capacity continues to grow rapidly because unit costs of installing renewable capacity are declining. According to the 2013 Clean Energy Race Report published by the Pew Charitable Trust in April 2014, the Pew Report, installed global capacity of wind and solar generation systems in G-20 countries reached 307GW and 144GW respectively at the end of 2013 and had year-over-year growth rates compared with 2012 of 27GW and 40GW respectively. The Pew report also illustrated that almost half of the clean energy investment in 2013 was in Asia and Oceana and the remainder was split almost evenly between the Americas and Europe/Middle East and Africa. Given the pattern of continuing investment in the renewable sector we expect the installed base of renewable assets to continue to cumulate rapidly

We are active in the solar, wind, and energy efficiency sectors in specific geographies. In the solar market we have historically focused primarily on small-scale residential and commercial installations in Australia, but we anticipate a shift in our revenue mix toward larger-scale commercial projects. In the U.S. and Europe our business mix has been concentrated on larger-scale commercial and small utility-scale installations and this continues to be our emphasis. Our activities in wind and energy efficiency have been principally in the Australian region; however, our experience and technology establish a base for applications in other international markets.

The Solar PV Segment

As reflected in Figure 1 the solar sector has become the largest recipient of investment capital among the renewable energy sectors. According to the Pew Report, investments in solar generating assets attracted $97 billion of investment in the G-20 countries in 2013, 52% of the total invested in clean energy for that year. The solar sector encompasses a wide variety of commercial activity ranging from PV solar to solar thermal concentrators, including the monitoring and management of data pertaining to installed capacity. Progress in each of these areas of the Solar PV sector has contributed to making solar power more cost effective over time and this trend is continuing.

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

Figure 2: Energy Cost vs LCOE in Selected Markets - 2014

Source: 2015 Solar Outlook - Deutsch Bank

Over the last several years, a dramatic reduction in the cost of solar PV systems, most notably in the modules that generate electricity, has led to reductions in the installed cost per watt of system capacity. In May 2012, Bloomberg New Energy Finance published a white paper, “Reconsidering the Economics of Photovoltaic Power” that reviewed the economics of solar PV in the United States. In that paper the authors concluded that solar PV costs have been declining, and have declined dramatically in recent years – by 75%. The trajectory of the decline between 2001 and 2013 for the U.S. was charted by the Solar Energy Industry Association, or SEIA and is shown in Figure 3 below:

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

Figure 5 Electricity price indices for households and businesses in Australia

Source: Australia Bureau of Statistics

In the United States, recent retail price increases have not been as rapid as in Australia, but, according to the U.S. Energy Information Administration, prices are more than 50% higher than in 2001 and the price trend continues to be rising, as illustrated in Figure 6 below:

Figure 6: Index of U.S. retail electricity prices

Source: U.S. Energy Information Administration

 Regulatory structures that incentivize solar installations are prevalent, important to driving demand in our markets in the near-term, but declining in importance over the long-run.

Regulatory structures to incentivize renewable energy solar vary by jurisdiction, and can include tariffs, grants, and Renewable Energy Certificates, or RECs, as a traded commodity for the renewable energy markets.

Australia. Small-scale solar in Australia is incentivized primarily by the Small-scale Renewable Energy Scheme, or SRES, under which power generators and some industrial companies are obligated to purchase annually a number of small-scale technology certificates, or STCs, specified by the government agency responsible for administering the SRES program. Eligible installations, such as residential and small-commercial solar systems, are credited with a onetime allocation of STCs when completed. The regulator establishes the aggregate annual STC purchase obligation for power generators at a level approximately equal to the supply of STCs that it expects to be created from new installations, adjusted for over or under creation of STCs in prior years. STCs may be purchased by any person and freely traded. Consequently, an unregulated market for STCs has developed since the inception of the program. As the experience of the government agency responsible for balancing STC purchase obligations with supply has grown over time, market volatility, liquidity and predictability of pricing have decreased, but the market remains thin and the number of market makers is small. STC prices are effectively capped by the right of obligated purchasers to pay a fixed-rate penalty if they are unable to purchase sufficient STCs in the market to meet their obligations. As the costs of solar energy have declined and the market has matured, the number of STCs credited under the SRES program for each kW of solar capacity installed has been stepped down by the regulators and now represents less than 25% of the value of a system at market prices for STCs. The Australian government is expected to leave the SRES program unchanged through 2020, but there is no assurance that government policy will not change.

Large-scale renewable energy installations, which include both commercial- and utility-scale solar systems and wind systems, receive annual credit for the energy produced and this is reflected in the issuance of RECs. Power generators are obligated to meet targets for renewable energy generation and may do so by receiving credit in the form of RECs for the renewable power they generate, or they may buy RECs from others who are generating power from renewable sources in excess of their mandated requirements. Regulations recently adopted fix the large-scale renewable generation targets through 2020 at 33,000GWh, almost double the 17,000GWh of energy that is expected to be produced by large-scale renewable generation in 2015. This target creates ample opportunity for large-scale installations over the next five years that, according to the Australian Clean Energy Council, would represent investment of more than A$10 billion over the period. There can be no assurance, however, that government policy will remain stable and there is a possibility that renewable generation targets will be reduced.

United States. The regulatory incentives in the United States include a federal income tax credit that represents approximately 30% of the value of a project. In addition, a patchwork of state- and local-level programs exist that vary widely in structure and economic effect and may include tax credits or other deductions, outright grants, REC programs and mandated net metering or feed-in tariff arrangements that have the effect of further subsidizing solar installations. The magnitude of federal tax credits are due to be reduced in 2016 to 10% and the incentive programs of states that were early promoters of solar are generally also declining in significance. Our management expects that the impending reduction in the federal tax credit will produce a high level of activity in calendar year 2016, followed by a downturn in the pace of U.S. solar PV installations. In general, state level incentives tend to be more favorable to residential or small-scale solar installations and we expect this to continue to be the case.

As a result of market factors, the demand outlook for solar installation growth is favorable in our key markets.

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

United States. We expect demand for residential solar installations to grow rapidly in the United States and for levels of large-scale installations to be sustained in line with the recent capacity installation trends reported by SEIA and shown in Figure 3 above. This market opportunity creates substantial overall growth potential for participants in the U.S. market, including us.

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

We believe First Solar and SunEdison to be the largest U.S. installers of utility-scale systems. Other than Solar City, we are not aware of any installers serving the large-scale commercial sub-sector that have accumulated meaningful market share. In the U.S., as well as in Australia, we believe that this subsector is served by many regional companies in other industries such as roofing and general electrical contracting who have expanded their business scope to include solar installations.

Large-Scale Wind

Wind energy is currently the most economic source of large-scale renewable energy and can often be developed at scale in the regions where power is needed if the wind resource is strong. As with other renewable energy sectors, installation of wind power generation capacity has grown rapidly over the past decade, although wind energy investments globally have recently plateaued, as shown in Figure 1 above. As with solar, the wind sector encompasses the design and installation of the generating system (turbines & towers) and ongoing maintenance and management.

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

Figure 10 - Cumulative Installed Wind Capacity in Australia

Source: Calculated from data available at http://ramblingsdc.net/Australia/WindPower.html

To satisfy the recently adopted Australian renewable energy target, the Australian Clean Energy Council estimates growth in wind capacity averaging between 500MW and 750MW per year will be required through 2020 is required in Australia’s installed wind generation capacity. As shown in Table 11 below, there were 13 wind projects in the advanced stage of development at year-end 2014. These represented 1,945 MW of wind generation capacity, with 14,676MW of wind projects in a less advanced stage.

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

Monitoring & Performance Analytics

The addressable market for services targeting the data management and operations and maintenance of renewable generation projects of any type and in any region is defined largely by the installed generation capacity, with adjustments for differences that exist in project sizes and vertical integration among regional markets. On a worldwide basis, as of end of 2014, we estimate that more than 640GW of renewable power generation systems are in operation, including 226GW for Solar PV and 413GW for Wind.

Solar PV:

Distributed solar projects come in a wide variety of sizes, roughly characterized as residential (typically rooftop), small-scale commercial (often located on rooftops or elevated structures) and utility- or megawatt-scale. Supervisory control systems for these projects are provided by numerous specialist firms, equipment OEMs such as the inverter companies, and a handful of large, vertically integrated organizations and utilities or independent power producers who have developed proprietary systems. Given our current capabilities to provide data management, operations and maintenance, the markets that are immediately relevant for our data management services and O&M services range from small-scale commercial installations, often involving fleets of systems and the megawatt-scale installations for both small- and large-fleet owners. Very large utility-scale projects with full-time operational personnel and project fleets owned by vertically integrated solar companies are less likely to be customers for our current systems and services offerings than other types of projects.

United States: GTM Research has estimated that the total addressable market for distributed solar generation O&M in the U.S., excluding utility scale project, is forecasted to be over 11GW by the end of 2015 and is estimated to represent an $803 million niche market by 2020. This includes the more than 1,100 commercial installations analyzed by SEIA and that we believe to be representative of the geographic concentration of U.S. installations. The ownership category and locations of these installations is illustrated in the chart below and provides perspective on the market for O&M services for less-than-utility-scale installations:

Figure 12: Representative Solar PV Installations

Source: GTM Research and SEIA- US Solar Market Insight Report - 2014

We believe that competition for O&M services in this less-than-megawatt market is highly fragmented and includes such regional firms as True South Renewables, Burke Electrical Solar, Petersen Dean, Verengo Solar and Trinity Solar. Notable competitors serving the U.S. market (both small-scale and utility-scale) with specialized data management systems for solar PV (both small-scale and mega-watt scale) include MeteoControl, Green Power Monitor and Also Energy.

We believe the U.S. utility-scale market includes many very large single-site power plants and a high concentration of ownership by vertically integrated companies such as First Solar, Sun Power and Sun Edison. While the solar installations run by these companies are currently within our addressable market and our market share in this sub-segment is insignificant, we have recently had success in winning projects of this scale. There are, however, many smaller megawatt-scale installations and geographically distributed fleets in the United States and the number is growing. In addition, there has recently been significant formation and growth of special-purpose funds and operating entities (both public and private) to invest in contracted renewable energy assets or the cash flows derived from such assets (referred to as YieldCos). YieldCos are providing the renewable energy industry with increased access to cost-effective capital, particularly in North America, that is driving market growth and consolidation of renewable assets into portfolios, or fleets. According to Kaye Scholer – Investment Financing Opportunities in Alternative Energy 2015 report, six publicly-listed North American YieldCos (NRG Yield, TransAlta Renewables, Pattern Energy, Abengoa Yield, NextEra Energy Partners and TerraForm Power) secured $3.8 billion in equity on the public markets in 2014, more than three times the $1.1 billion reported by Clean Energy Pipeline as having been raised in 2013. Clean Energy Pipeline also reported that the same YieldCos collectively acquired 3.8 GW of effective renewable energy capacity (defined as the capacity of the project multiplied by the stake acquired) in 2014, a 46 percent increase over the 2.6 GW of effective capacity acquired in 2013. The figures do not include acquisitions by other funds or independent power producers that we believe to be significant in number and to be amassing portfolios of renewable energy projects. YieldCos and similar aggregators of renewable generation assets, whether public or private, have requirements for enhanced data analytics delivered through a single platform and we believe they will form an important new category of customer for our data analytics and O&M services in North America. Our management also believes that the aggregation of renewable asset ownership by specialized owners will grow globally and will create new customers for our services.

Numerous competitors for O&M services serve our addressable utility-scale market, including True South, Suns Up Solar and Next Phase Solar, however, we are not aware that any of these companies has significant market share. We also believe that there is considerable overlap between O&M providers servicing megawatt-scale installations and small-scale systems.

Australia: We believe that the preponderance of solar PV installations in Australia have been residential or were constructed by the major vertically-integrated utilities. Neither of these categories of installation are currently addressable by us with our current capabilities to provide either monitoring or O&M services in Australia. As the market matures and financing becomes more readily available, we believe that fleets of commercial installations will grow and that a viable market for both our monitoring solutions and O&M services for solar PV will emerge.

Europe. Because of the evolution of policies favoring the construction of commercial and small-utility-scale solar PV installations in Europe, we believe that there is a large universe of solar PV installations in this region that could be targets for our data management and O&M services. However, the reduced and declining pace of large solar PV installations in Europe in recent years limits the points of entry for us into this relatively mature market. GTM Research has reported that the competitive framework for megawatt scale solar installations in Europe is highly fragmented, with an aggregate fleet of 24 GW being handled by approximately 60 vendors of O&M services. If and when asset aggregation by YieldCos or similar specialized entities accelerates in Europe, it could bolster our ability to access this market for data analytics and O&M services.

Wind. Because data management, asset management and maintenance contracts on wind projects typically extend for several years, we believe our best opportunities to win new business in the wind sector are in areas where new projects are likely to be commissioned over the next several years rather than endeavoring to displace established service providers at seasoned projects. Collectively, the pipeline projects in our targeted regions represent an attractive market opportunity for our maintenance and data management services, but there can be no assurance that we will be successful in garnering contracts with any of these prospective customers or projects. For Australia this opportunity is illustrated by the pipeline information in Figure 11 above. In the last several years there has been a considerable slowdown in the pace of new U.S. wind project construction, although, as illustrated in the chart below, many new projects were started in the fourth quarter of 2013 and are still under construction. The Pew Report indicates that investment levels for in wind projects in Europe will continue in line with current levels.

Figure 13 – Wind Capacity Under Construction

Source: American Wind Energy Association – U.S. Wind Industry 3rd Quarter Market Report

Some of the projects still under construction may be candidates for our O&M services as they are completed and commissioned, but the pipeline of new starts is thin. In Europe, the UK represents a bright spot for wind installations due to the prevailing policy and current feed-in-tariff structure. However the pace of new wind installations that could represent targets for our O&M services have fallen dramatically from historical levels.

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

Clear strategic focus – We have a singular focus on management and optimization of renewable energy and energy efficiency systems over their full life cycle informed by our database and related analytics technology. Specifically, we offer our customers post-commissioning performance system measurement, operations and maintenance services and, selectively, system design and technology integration for new projects and system upgrades and retrofits. This positioning allows the Company to partner effectively with a wide base of equipment and component suppliers, project owners and financing sources. Our customers look to us to help them achieve competitive costs for systems, optimize energy delivered or used, limit risks and maximize return on investment. We believe that our focus also positions us within the highest value-added segment of the renewable supply chain where we can distinguish ourselves through execution, branding and the development of proprietary technology in system data management and optimization.

Development track record - As the renewable energy industry matures, execution experience and prior project success are increasingly important to securing bidding opportunities and winning contract awards. Notwithstanding our restructuring in VA, we have retained core competencies in, and a solid track record successfully developing, designing and implementing large and small-scale renewable projects in both developed countries and remote and difficult geographies. We have also demonstrated that we can overcome the challenges of integrating renewable power into diverse local power grids. In Australia and through our foreign subsidiaries, we have successfully installed more than 78 MW of solar capacity worldwide through November 2015, including over 17,000 residential systems. Our wind project developments include completed systems in the Chatham Islands, off the coast of New Zealand, and the 107MW Taralga Wind Farm in Australia. In addition, we have handled numerous complex climate control system installations with total value of more than A$250 million.

Management skills, experience and local presence – Members of our Board and our managers have extensive knowledge of and experience in the utility and energy sectors. We believe such knowledge and experience gives us the credibility to effectively navigate complex contracts and power purchase agreement, or PPA, arrangements involving larger projects. We deem these larger projects to be a critical factor for our success in providing management tools and services to participants in the renewable energy asset management sector. We also have the relevant experience in operating and maintaining renewable systems to provide a foundation for development of this line of business from a small but growing revenue base. We intend to augment our executive ranks through direct hires and acquisitions to ensure we have the capabilities to fully capitalize on the market opportunities we in the growing sector we serve.

Diversified Revenue Streams – Within our strategic focus, we benefit from being diversified across:

●	technologies, i.e. , solar / wind / biogas and energy efficiency/climate control;

●	products and suppliers of sub-systems or components such as solar modules and inverters and control systems;

●	geography, including Australia and the United States which have robust legal systems and currencies; independent regulatory bodies; and stable policy agendas; and

●	types of revenue streams, ranging from recurring revenues from data management and O&M services with contracts that typically run for multi-year periods to project-related revenue, often with established customers who use our services repeatedly.

Over time, and as we build scale in our businesses, we expect this diversification to mitigate adverse impacts of volatility in exchange rates, government policy changes, technological evolution and other risks. The breadth of our business also opens a range of opportunities for us to extend the scope of our activities to capture new revenues and build profits in the future.

Our Business Strategies

To build, over time, a high-growth and profitable business that takes advantage of our strengths and the opportunities in our served markets, we intend to:

Create multiple revenue streams in different jurisdictions. We intend to continue to diversify our sources of revenue while remaining focused delivering technology and services for the renewable energy sector. In addition to further broadening our geographic reach, we are constantly evaluating new revenue generation opportunities in the countries and business lines in which we operate. We believe that this will make our business more resilient and help us build scale without sacrificing operating efficiency. Our strategy of accessing multiple complimentary markets limits risks arising from government policy changes in a single country or related to a single segment and offers the potential to access a larger overall market. Systems, marketing, and best practices developed in one market are tailored to other markets once they are proven.

Ensure customers access to best-in-class products and technologies. We do not have exclusive commitments to use any specific supplier of equipment or system components. This gives us the flexibility to shift suppliers as the relative costs, efficiency or effectiveness of products and components changes and to integrate components and technology to optimize system design and performance. Through our proprietary data management system, we have empirical perspectives on the performance of renewable generation system components and engineering that is generally unavailable to many service providers and system designers. With these insights, we are selectively nurturing strong direct relationships with leading manufacturers of best-in-class components and technology.

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

Capture high-margin opportunities not targeted by traditional installers and developers. We have developed expertise in solar, wind, energy storage and energy efficiency that gives us unique and complimentary capabilities to provide integrated sustainable and cost-effective generation and climate control solutions for the residential, commercial and utility markets. When possible, we try to sell systems and services directly to end-users, generally asset owners.. In such cases, we have the opportunity to price our installations based on the maximum economic benefit provided, thereby capture the highest available margins. Over time, where market conditions and regulations permit, we are positioning ourselves to be able to offer customers the opportunity to acquire energy from renewable sources at competitive pricing thorough so-called community or imbedded networks, without the necessity of customers having to be directly involved in system installation or ongoing management.

Monetize information derived from our proprietary data management system. We collect voluminous data on the performance of projects, components and systems in our proprietary data management system. From this data we are able to discern trends and correlate relationships affecting system and component performance that is not generally available in the market. Subject to our commitments regarding customer data confidentiality we anticipate being able to monetize this data resource by analyzing data and selling information to risk managers, asset managers, financial intermediaries manufacturers and project owners. Although we have not yet realized revenue from this strategy and there is no assurance that we will do so, our management expects the value of our database for renewable generation projects, together with the empirical information it can provide, to grow in value over time.

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

Acquire complimentary businesses. We have grown and evolved the Company through acquisitions and intend to continue to do so (see “—Acquisitions” below). We recently completed the acquisition of GED, BlueNRGY LLC and the operating platform and certain assets of Draker and we are actively exploring other acquisitions and strategic partnerships that we believe would accelerate our entry into targeted markets and enhance the depth of our management team

Our Challenges

In spite of our competitive strengths and strategies to capitalize on them, we face significant challenges in executing our business plan that subject investors in our ordinary shares to a high degree of risk, notably:

With respect to our business:

Weak financial condition – We emerged from the VA process with a streamlined cost structure and no indebtedness at the corporate parent level. However, we remain thinly capitalized and are currently not profitable. Some of our operating subsidiaries that were not part of the VA process require cash infusions to meet working capital needs, including paying deferred trade creditors and funding for new projects. In addition, our data management business requires additional investment in the software to satisfy competitive requirements. Consequently, we may encounter demands for payment that we cannot meet and have limited access to trade credit, either of which could have adverse consequences for our business and future prospects. Our auditors have raised substantial doubts as to our ability to continue as a going concern. Nevertheless, we have raised sufficient equity and, at our subsidiaries, working capital loans, to fund our operations since emergence from VA. We believe we are positioned to grow profitably during our 2016 fiscal year if we have access to sufficient additional capital to fund business development opportunities in our pipeline.

Small scale and low market-share in highly competitive businesses – Competition is intense in all of our lines of business and we do not have significant market share in any of the businesses or regions where we operate. This places us at a disadvantage to larger competitors and limits our control over margins. We must work hard to originate new business leads and we expend significant resources doing so. With respect to obtaining financing to deliver projects for our customers, we believe we are operating at a disadvantage to larger competitors who can more easily build alliances with project financing resources and negotiate better rates. We may also be at a disadvantage with respect to purchasing components at the lowest cost, although we believe that the component markets for the systems we install are currently so competitive and commoditized that this is not a significant concern. We are seeking to overcome these disadvantages by: growing the scale of our business; differentiating ourselves through use of the BlueNRGY brand; and applying innovative technology.

Difficult to manage international growth strategy – We are seeking to grow in multiple jurisdictions, geographically dispersed from each other and from our Australian headquarters. The renewable energy projects with which we are involved are complex and present significant financial, managerial and operational challenges, including difficulties of coordinating the activities of scattered personnel, integrating and financial and control systems, high travel expenses, the assumption of unknown liabilities and risks of operating in unfamiliar legal and regulatory environments. These difficulties are exacerbated by our small size and the limited number of seasoned executives in our management ranks and on our Board. We are seeking to overcome these obstacles by employing the most capable personnel we can find and linking their compensation to our corporate performance, making efficient use of information technology, standardizing best practices across geographies, engaging specialized qualified resources when necessary to handle unique jurisdictional issues and, throughout each line of business, closely monitoring performance.

With respect to our industry:

Instability of renewable energy policies and market conditions – Changes to global political and economic conditions have negatively impacted our business in the past and are likely to do so in the future. The renewable energy sectors we serve depend, to a degree, on the availability of rebates, tax credits and other financial incentives and government policies affecting the purchase and use of energy generated from solar and wind resources, changes in which could reduce the demand for our services and impair our margins. Some changes can be anticipated, such as the reduction in the U.S. federal tax credit for renewable energy projects that is scheduled to step down from 30% to 10% at the end of 2016. But other changes can occur with little advance warning and opportunities to mitigate the consequences of policy changes in any single jurisdiction may be limited. Our strategy to diversify our operations across renewable energy technologies and geographies is intended to ameliorate this risk but cannot eliminate it.

Limited availability of cost-effective project financing – Renewable energy generation and energy efficiency installations are generally capital intensive and have long useful lives ranging up to 20 years or more. The availability of financing, and in the U.S., tax equity financing, is usually a key factor in determining project viability. Because renewable energy generation technology, particularly solar, is not mature, the legal and regulatory frameworks governing these installations are evolving and demands for financing have been high relative to availability. Consequently, costs vary widely depending on project-specific factors and availability of financing is not reliably predictable. Gaining access to financing for projects on acceptable terms is an important factor to our success. While financing constraints affect all renewable system developers and providers, some larger competitors have advantages in accessing financing that we are seeking to overcome by rapidly increasing our own scale of operations in key markets. If interest rates rise or other factors cause financing costs to increase, this could dampen growth in all of the markets we serve.

Description Of Our Business Segments

Monitoring & Performance Analytics

The integration of BlueNRGY LLC with the Company in conjunction with our emergence from VA and the subsequent acquisition of the Draker monitoring platform gives us capabilities that our management believes will allow us to access the growing market for data management and services related to operating and maintaining the large global pool of distributed renewable generating assets over their multi-decade life-cycles.

Data Management. - The proprietary BlueNRGY and Draker data management technology together comprise a powerful tool designed to provide asset owners and managers with the capability to cost-effectively collect, store and analyze performance data on their renewable power generation systems over time with a high degree of granularity and accuracy. Our system enables performance monitoring at the system component level and overall, and can be applied across a wide spectrum of component suppliers. Renewable system component performance and overall plant performance can be compared over time and across portfolios of projects, system performance can be compared across portfolios of assets and with design expectations, and correlations between performance and external factors can be evaluated. Data and information from the system is accessed by our customers through internet cloud-based applications, sometimes referred to as software as a service or SAAS. We believe that system data, once accumulated, will have alternative applications in validating billing and revenue collection, to support asset valuations and for financing providers, risk managers & insurers.

Our proprietary data management system is monitoring over 2,000 sites with a combined power generation capacity of more than 2GW. Although the substantial majority of the renewable systems for which we provide data and performance analytics are PV solar installations located in the U.S., we are providing similar services for asset owners and operators of systems located in Europe, throughout the Americas and in Japan, China and Australia. To meet local regulations regarding data security we have established server and storage capacity in the U.S., China and Europe. Typically, our customers for data management services subscribe to multi-year contracts and we expect to serve most of them over the useful lives of their systems.

We also integrate and sell to many of our SAAS customers, data logger, metrology and communications hardware supplied by third parties. Typically such equipment is installed at newly-built renewable power generation facilities and is configured with our proprietary firmware to interface with our cloud-based data management system to collect and transmit performance data from the equipment at each site. We also have the capability to collect and manage data gathered from third-party hardware and supervisory control and data acquisition or SCADA systems. In China, we have engaged a reseller on a non-exclusive basis to reach prospective customers and this group has been successful in placing our system with a few customers already and supporting its successful launch. We intend to continue and broaden our use resellers in markets where we do not have operations.

Operations & Maintenance, or O&M. - In our climate control business, further discussed below (under the heading “Energy Efficiency — Parmac Air Conditioning & Mechanical Services Pty Ltd, or Parmac”) we have, for many years, successfully offered post-installation maintenance servicing of systems. This service is offered to prospective clients whenever we install a system and we frequently win contracts to service systems installed by others. In our experience, post-installation maintenance servicing provides a steady stream of recurring revenue, often pursuant to multi-year contracts, at attractive margins. Beginning in the second half of our 2015 fiscal year we began offering similar services for operators of solar PV systems in those regions where we have operations.

We believe that our proprietary data management system greatly enhances our ability to cost-effectively provide targeted O&M services for renewable energy projects and an opportunity to differentiate our offerings from those of others. We have found that we can use the system to pinpoint maintenance requirements and to increase the efficiency of work scheduling. It also provides us with clear metrics to demonstrate to our O&M customers that they are getting results from our services. Since our emergence from VA and following our acquisition of the Draker monitoring platform, our O&M specialists based in the U.S. have developed a pipeline of prospects that we expect will lead to our growth in this line of business. We are also applying the BlueNRGY tools to enhance the O&M service offerings of our operations in Australia. There can be no assurance, however, that we will be successful expanding our O&M services business in the renewables sector to a level that is material to our overall business.

Solar PV- Residential and Small Commercial Solar

In addition to our data management and O&M services businesses, we design and install small-scale (typically roof-top) solar PV systems in Australia. Since 2010 we have installed over 17,000 residential systems in Australia and we expect, over time, to be able to apply our experience in our home market in other regions, although we are not currently selling small-scale solar PV systems in any other countries.

When we entered the solar PV sector our business was principally focused on residential installations, typically averaging about 3kW. However, we have also completed a substantial but much smaller number of commercial installations ranging in size up to about 100kW. After 2012, the policy environment in Australia became less favorable to our small-scale solar operations there and led us to adjust our business model to reduce fixed costs, lower inventory requirements, limit customer acquisition expense and shift most installation activities to qualified third parties. During our 2014 fiscal year we began the transition of our marketing focus to offer solar PV systems to Australian home owners under the Westinghouse® brand and we launched a small test of residential sales in the U.S. under the Westinghouse Solar name. However, as a result of the VA process, we lost our rights to use the Westinghouse® brand and in December we ceased all sales and marketing initiatives referring to Westinghouse® and we are in the process of winding up the U.S. subsidiary in which the U.S. residential trials were conducted. In April 2015, following our emergence from VA, we re-launched commercial sales in Australia under the BlueNRGY brand and are currently undertaking residential sales in Australia on an opportunistic basis while we develop plans for re-entering this market and addressing system upgrade opportunities for the large installed base of solar system owners.

As costs of solar PV systems dropped, reliance in Australia on the SRES Program and other subsidies for the sale of PV systems has declined. With the cost of solar PV approaching or having reached grid parity in most areas of Australia we and other solar installers have been successful attracting new customers without the need for significant reliance on subsidies or feed-in-tariffs. Continued increases in energy prices in the future, if they occur as our management expects, will serve to increase the attractiveness of small-scale solar installations to both residential and commercial customers. Consequently, our management’s expectation is that if we have adequate working capital availability we can rebuild our Australian small-scale installation business to a sustainable and stable contributor to our overall financial performance. If we can grow our rate of small-scale system installations to a level of approximately 10MW/year, it would represent approximately 2.5% - 5% market share for such systems based on the lower range of the ORER consultants’ forecasts of the sustainable pace of solar installations in the Australian market. Attaining this market share is consistent with our rank in August 2012, as reflected in Table 8 above in “Our Industry”, under the single reference to eco-Kinetics (the name under which our systems were then marketed), as the 15th ranking Australian installer. There is no assurance, however, that we can regain this level of market share.

Going forward, we intend to market small-scale solar systems directly to Australian purchasers primarily through commission sales representatives, tenders (for small commercial installations) and through our website. Our experience is that direct marketing initiatives provide us with immediate feedback on customer reactions to price and product changes and will allow us to adapt to changing market requirements. It is not known how consumers will react to the BlueNRGY brand as we introduce it and an unfavorable response could constrain our ability to rebuild meaningful residential market share.

Following our emergence from VA, components for our residential and commercial solar systems, including solar panels, inverters and certain other elements, are currently being purchased on a non-exclusive basis from third-party distributors, some of which have offered us limited trade credit terms. We are actively working to expand the supply chain to include additional supply sources and direct purchasing arrangements with specific component manufacturers. Obtaining such direct supply arrangements will necessitate growing our PV solar revenues substantially. With our emergence from VA, we have abandoned past efforts to produce solar panels for our own use and for sales to others. The lease of the facility in Queensland secured for that purpose was terminated in the VA process and the equipment transferred to the Administrator for liquidation.

As discussed in the profile of our industry above, growth in small-scale installations in the United States is expected to be robust over the next few years in both the residential /consumer segment and commercial segment. We consider the opportunity to participate in this market to be attractive and we are currently developing plans to do so utilizing an approach similar to that employed in Australia and utilizing our BlueNRGY brand. We hope to be able to accelerate our entry into the U.S. residential market through acquisition of at least one company with strong customer origination capability and to exploit what our management believes will be a developing market for so-called community solar offerings. As of the date of this Report we are not currently selling small-scale solar systems in the USA.

Solar PV- Large Commercial and Utility Scale Solar

In 2011, we established a separate division to construct large-scale solar projects, which typically have a capacity of approximately 1MW or greater building on our experience in system design and project management. Our capabilities in these functions were further augmented with the acquisition of GED, a U.S. EPC contractor in 2014. The projects we have developed include both ground mount and large commercial rooftop solar projects in various geographic markets.

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

Engineering, Procurement and Construction (EPC)

Under the EPC model, the customer pays the EPC contractor on a milestone or percentage of completion basis as project construction progresses and ownership of project work-in-progress is turned over to the customer. The EPC contractor typically takes responsibility for:

●	completing the project engineering, procuring components and materials for the project and performing the construction work; and

●	paying vendors, subcontractors and its own staff for their respective contributions to the project.

The timing of project progress payments is generally negotiated to allow the EPC contractor to receive funds at approximately the same time it expects to have to pay for system components, materials and sub-contractor fees related to the project. Sometimes, however, contract terms dictate that the EPC contractor must defer receiving payment for 30 to 60 days. If the EPC contractor is effective in matching its payment obligations related to the project with cash receipts from the customer, low or limited capital resources are required by the EPC contractor to operate under this model. Consequently, many companies can qualify to bid for contracts under the EPC model, bidding is often highly competitive and our experience is that gross margins are consequently lower than those of alternative business models that we seek to utilize when circumstances permit and that are further described below. Working capital requirements can rise sharply if customers impose deferred payment terms in their contracts and, in such cases, competition can be less intense. All of GED’s business has been and continues to be carried out under the EPC model.

Build, Own and Transfer (BOT)

Under the BOT model, which we employed beginning in our 2013 fiscal year, we acquire site development rights, with permits and off-take agreements in place, from small or thinly capitalized developers and we complete the projects on a turnkey basis. The BOT model requires application of our EPC capabilities and that we provide the funding to acquire the site development rights, power generation equipment, complete construction and have the project connected to the grid. It also requires us to arrange the sale of completed projects, either individually or on a bundled basis, to third-party owners who are acquiring the long-term cash flow expected from projects following their commissioning. Such sale processes can be costly and protracted. Nevertheless, if construction financing is available, the BOT model can result in higher project margins than for EPC projects, although the benefits may be partially offset by the associated financing costs. We employed this model in Italy in FY 2013 at several sites aggregating to 5MW and referred to as the Italian Projects. These projects were sold during our 2014 fiscal year. Following our emergence from VA, we have not had sufficient capital available at a cost that allows us to employ the BOT model and there are no assurances that we will be able to do so in the foreseeable future. .

Build, Own and Operate (BOO)

The BOO model has been used successfully by us for only a few projects to date. It too requires application of our EPC capabilities and the provision of financing to fund construction. However, under the BOO model, we retain ownership of the project for an extended period of time, potentially through the useful life of the project assets and realize a revenue stream from the sale of power as long as we own the project. Our applications of this model included a construction of a solar array on King Island, Australia and, on New Zealand’s Chatham Islands, construction of a small wind farm. Our current policy is to undertake BOO projects only if the project has a long term PPA backed by a credit-rated utility on terms we deem favorable and if we can find and incorporate financing at an acceptable cost. While our management believes that the BOO model has the potential to yield the highest margins, utilizing it requires access to significant financial resources on terms that are not currently available to us following our emergence from VA.

Within Australia, our opportunities to bid on large-scale solar PV projects have been limited and the awards few. As the cost of solar PV approaches grid parity, our management expects the larger scale commercial and utility market within the Australia region to grow. With our capabilities in the Australia and, through GED in the USA, to undertake system design, engineering and installation, we believe we are positioned to participate actively in projects in Australia as well as internationally. This capability is enhanced by the insights we gain from observing system performance through our data management and O&M businesses.

As shown in the table below, we and our acquired subsidiaries have aggressively and more successfully pursued the large-scale solar projects business outside of Australia, primarily through the EPC model:

Our Large-Scale Solar PV Installations*

Country	Capacity Installed (MW)
United States**	23.0
Italy	5.0
United Kingdom***	0.9
Germany***	1.4
Fiji	1.0
Australia***	0.8
Thailand	8.0

* Except as noted, excludes projects completed by companies we acquired prior to the dates of their acquisition
** Includes 22 MW installed by GED prior to July 2014 when the Company acquired GED.
***Aggregation of multiple small commercial installations

Although our large-scale solar experience is substantial, our projects generally represented less than 1% of the installations in our served markets at the time they were performed. Nevertheless, these experiences in designing and building large-scale solar PV projects have focused us on the potential opportunity for this line of business and our ability to win large-scale solar business is facilitated by the fact that competition is highly fragmented in the markets we serve.

Whenever we construct a large-scale solar project we generally tender or negotiate for post-commissioning operations and maintenance, or O&M, contracts if we have a permanent presence in the country and region where the project is located. Such contracts, if awarded, normally have a multi-year term and sometimes are in place for the life of these projects, but there is no assurance that an O&M contract will be awarded to the project constructor. Our historical track record of winning O&M awards has been poor and we believe the acquisition of BlueNRGY LLC and it’s O&M team together with the capabilities and processes available through the Draker platform will assist us to win a higher percentage of O&M awards.

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

Our only large utility-scale wind project was the Taralga Project, a development valued at about A$290 million with capacity of 107 MW and located in the state of New South Wales, Australia. Although we never held a control ownership stake in the Taralga Project, we did assume the primary role in the project’s development process and we managed critical design, financing offtake and construction functions. Our ongoing financial interest in the Taralga Project was conveyed to WHSP in January 2015 pursuant to our Reorganization Plans.

Energy Efficiency

Our business segment targeting energy efficiency comprises business units whose products and services reduce the amount of energy and related services consumed by end-users for a given activity. In Australia, powerful incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Australia has experienced sharp increases in electricity charges in the last five years and these are expected to continue. The country’s power cost increases have been primarily driven by investment in regulated infrastructure and the introduction of carbon pricing and other government policy mandates that are intended to promote the use of energy resources deemed to be more sustainable. The range of products and services associated with energy efficiency is broad. We have chosen to serve this market in niche areas through separate subsidiaries focused on commercial and industrial customers in Australia. Our management believes these businesses provide the following strategic advantages to the Company as a whole:

●	We can provide our customers with access to a greater depth of technology and engineering resources than they would have otherwise.

●	The diversification provides additional pathways for growth in the rapidly evolving and uncertain renewable energy industry.

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

Period	Installation/ Contracting	Other Services
Fiscal year 2014	84%	16%
Fiscal year 2015	81%	19%

Other capabilities include:

●	Computer aided design, design checking facilities, project management, computerized drafting;

●	Execution of installations as a project contractor; and

●	Warranty and maintenance services to our constructed projects and maintenance and service work to other mechanical services installations.

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

Parmac is not positioned to grow significantly in our regional home market and thus revenue growth is bounded by and highly correlated to construction activity levels in and around Melbourne, Australia. Because of the favorable weather patterns in the region, the construction cycle is not seasonal in nature. Parmac’s business on major new installations is awarded primarily by competitive tender where price is a key determinate of success. Parmac often submits tenders as part of a syndicate of contractors and sources opportunities through long-standing relationships with construction general contractors. Parmac sources air conditioning system components through competitive bid processes involving multiple vendors and has no exclusive representation relationships with suppliers that constrain its procurement of the most cost-effective equipment. Service sales are generated by in-house sales personnel and from relationships with prior installation customers. In other areas of our business such as equipment and systems maintenance, Parmac seeks to distinguish itself by providing a high level of service and typically enjoys higher margins from providing post-installation services than it does when it functions a contractor on new installations.

Since the emergence from VA, our management has determined that Parmac should serve as an implementation arm for our PV solar business in the Melbourne region. Over time the scope of this activity is expected to encompass local sales, installations and project management and post-installation servicing / maintenance.

Remote Area Power Systems (RAPS). Our RAPS business segment historically includes generating assets we own and the Larkden energy storage technology that was divested in April 2013. Our interests in the solar installation on King Island and various solar installations owned by our subsidiary in the UK were eliminated with the divestiture of those assets and subsidiaries pursuant to the Reorganization Plans. The only remaining assets in our RAPS business segment after emergence from VA are related to the above-described Chatham (wind) Project we developed in 2010. The Chatham Project is not currently operating due to a dispute with the counterparty to the power purchase agreement, Chatham Islands Electricity Limited. Chatham Islands Electricity Limited is seeking to terminate its power purchase agreement with our subsidiary, Chatham Islands Wind Ltd (“CIWL”), and acquire the assets in accordance with contractual rights triggered by our VA. At this time it is not possible to predict how this matter will be resolved or what economic impact it will have on us.

As availability of capital permits, we will consider retaining future equity positions in other renewable generation assets, if we can:

●	reasonably expect to generate a reliable and steady income stream above our cost of capital and we are able to exchange EPC profits and development fees for equity in the project on terms we deem favorable; or

●	develop, construct and own projects with acceptable returns from inception, as was originally the case with the Chatham, King Island and UK projects.

Our capability to manage such assets, should we able to acquire them, is enhanced by our demonstrated capabilities in monitoring and analyzing operating performance of such systems and the provision of O&M services. Utilizing these core competencies, we also intend to purchase already-commissioned assets from third parties if we can do so on terms we consider favorable and if capital is available to do so. To date, this has not proven feasible and there is no assurance that we will be able to make such project purchases in the future.

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

Intellectual Property

Our intellectual property includes trade names and trademarks that we own. Commencing September 1, 2013 we entered into a License Agreement and Trade Name Agreement with Westinghouse Electric, collectively, referred to as the Westinghouse License. The Westinghouse License was terminated in January 2015 as a result of our VA process.

We also own numerous patents covering the Draker Corp and BlueNRGY LLC data collection and monitoring software systems used within our Monitoring & Performance Analytics business. The patent portfolio consists of 10 distinct applications in varying stages of patent prosecution, including six issued U.S. patents and three pending published U.S. applications, as well as similar international applications. The subject matter of the patents pertains primarily to optimization and monitoring of solar modules and wireless mesh network communications as applied to arrays of solar panels and the display of a graphical user interface for power plant monitoring. The Company may not prosecute all applications to issuance.

Research and Development

We did not conduct research and development through the end of our 2015 fiscal year.

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

Currently, no material insurance claims are outstanding.

4.C.            Organization Structure

The table below lists, as of December 4, 2015, our material direct and indirect subsidiaries and the jurisdictions in which they are registered:

Name	Country of Incorporation	Principal Activity	%
BlueNRGY Group Limited Ltd	Australia	Holding company	100
BlueNRGY LLC	USA	Data Management and O&M	100
Draker Corporation	USA	Data Management	100
Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100
BlueNRGY Renewable Solutions Pty Ltd (f/k/a Westinghouse Solar Pty Ltd)	Australia	Solar	100
Chatham Island Wind Ltd	New Zealand	Special purpose vehicle	100
Green Earth Developers LLC	USA	Solar EPC	100

4.D.            Property, Plants and Equipment

Our facilities, as of December 4, 2015, consist of stand-alone administrative offices and multi-purpose facilities incorporating office, warehouse and manufacturing activities for some of our businesses. Our administrative office facilities, located in various countries, are utilized by our various business units as necessary to support changing operational requirements. We believe that our administrative offices are adequate to support our current needs and all foreseeable growth and we have no current plans for expansion or improvements. All are occupied pursuant to short-term operating leases and are listed below:

Country	Address	Approximate size (sq-m)
Australia	Level 11, 32 Martin Place, Sydney, NSW 2000	250 sq-m
USA	110 E. Broward Blvd, 19th Floor, Fort Lauderdale, FL 33301	350 sq-m
USA	547 W. Charles St., Suite 100, Matthews, NC 28105	180 sq-m
USA	431 Pine Street, Suite 114, Burlington, VT 05401	260 sq-m

All of our multi-purpose facilities are located in Australia and are leased. Their sizes, locations and our business units that they primarily serve are listed below as of December 4, 2015:

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

As of December 4, 2015, we owned or held under leases assets in the categories shown in the following table having an aggregate value of A$2.3 million, which comprised an “at cost” total of A$4.3 million less depreciation and impairment of A$2.0 million

Amounts in A$’000
		Accumulated
Asset Category	Cost	Depreciation	Net Value
Plant & Equipment	2,612	(783)	1,829
Office and Leasehold	916	(646)	270
Motor Vehicles	759	(510)	249
Total	4,287	(1,939)	2,348

Capital Expenditures

Our capital expenditures for property, plant and equipment for the fiscal year ended June 30, 2015 and 2014 respectively were approximately A$0.2 million and A$0.4 million. In the year ended June 30, 2015 property, plant and equipment with a net value of A$0.2 million was acquired as part of the GED and BlueNRGY LLC acquisitions.

Our capital expenditures for the 2015 fiscal year mainly related to replacement of vehicles and office and leasehold assets which had reached the end of their useful lives. There were no significant one time asset purchases.

The capital expenditure total for fiscal year 2014 was primarily for essential upgrades to our motor vehicle fleet in Parmac and computer systems.

ITEM  4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM  5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements, including the accompanying notes, included in this Report. Unless otherwise specified, all dollar amounts are presented in Australian dollars and represented by the notation A$. Some of the information in the discussion and analysis set forth below and elsewhere in this Report includes forward-looking statements based on current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” and Item 3.D. under the heading, “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this Report.

5.A.            Operating Results

We are an Australian corporation operating in the renewable energy and energy-efficiency sectors. Our businesses provide technology and services that allow owners of renewable generation assets to maximize power production and return on investment throughout the lifecycle of this long-lived class of assets. In some regions where we operate, most notably in Australia and the USA, this includes the application of our engineering know-how and extensive data resources to design and install efficient new renewable systems and to upgrade, retrofit and optimize existing facilities. In Australia, we also deliver differentiated products and services that are designed to allow electricity consumers to reduce power costs and increase efficiency of their electricity consumption.

Our operations were unprofitable and we were unable to continue as a going concern without restructuring through VA in the period from November 14, 2014 through January 27, 2015 (refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement”). The scope of our activities was curtailed by the VA process, but we continue to conduct business through multiple subsidiaries operating in the aforementioned regions. In the months following our emergence from VA, we continued to operate at a loss, but several of our operating units are profitable and we are taking active steps to grow revenue and attain profitability on a consolidated basis. Our activities are currently divided among the following lines of business:

●	Monitoring & Performance Analytics

●	Solar Photovoltaic (or PV) – ranging from small scale residential up to megawatt-scale scale installations

●	Energy Efficiency/Technology Solutions

Prior to the VA process, we were also actively developing large-scale wind projects, but our involvement with wind generation systems is now, and is expected to continue to be, limited to providing data management and system management services.

In keeping with customary practice in Australia, our fiscal years end on June 30. During the fiscal years ended June 30, 2015 (fiscal year 2015); June 30, 2014 (fiscal year 2014) and June 30, 2013 (fiscal year 2013), we incurred a net loss from continuing operations of A$13.6 million, A$22.2 million and A$2.1 million respectively, of which A$6.2 million, A$10.0 million and A$0.6 million for fiscal years 2015, 2014 and 2013 respectively were attributable to asset impairments and non-recurring expenses, as further described below. However, as a result of the Reorganization Plans coupled with our initiatives to reduce costs and increase our capitalization, our management expects that we will return to profitability in the future, although there is no assurance that we will be able to do so. If we are unable to achieve our business growth strategies and objectives or to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a substantial doubt as to whether we will be able to continue as a going concern.

The breakdown of our revenues by segment is shown below for fiscal years ended June 30, 2015, 2014 and 2013:

	Fiscal Year Ended June 30,
	2015		2014		2013
Amounts in A$(000) except as noted	Revenue (A$ millions)	Revenue Percentage	Revenue (A$ millions)	Revenue Percentage	Revenue (A$ millions)	Revenue Percentage
Solar PV	3.1	18%	1.9	14%	7.6	17%
Large-scale Wind	1.3	8%	1.3	9%	18.4	42%
Monitoring & Performance Analytics	0.2	1%	—	0%	—	0%
Energy Efficiency/Technology Solutions
Parmac	12.2	73%	10.2	74%	17.4	40%
RAPS / Technology Solutions	0.1	1%	0.3	2%	0.1	0%
Total reported revenue	16.9	100%	13.7	100%	43.5	100%

Monitoring & Performance Analytics

Data Management and Related Products and Services. We entered the business of data management and the provision of O&M services for renewable generation assets in January 2015 with our acquisition of BlueNRGY LLC. For our fiscal years 2013 – 2014 we were not in either of these lines of business, other than as minimally required to service assets that we owned and operated. At the time we acquired BlueNRGY LLC, the BlueNRGY data management business was in the early stages of commercialization. Therefore it did not contribute materially to revenues during our 2015 fiscal year.

In September 2015 we acquired the Draker data management platform. The Draker Transaction substantially boosted our U.S. market position to being, in the judgment of our management, one of the leading independent providers of monitoring and data management services for solar PV facilities. Despite Draker’s market standing and broad customer base, numerous customers suffered delivery or service interruptions prior to our consummation of the Draker Transaction. Consequently, we expect to experience some short-term customer attrition and interruption of the historical growth pattern for this business. Nevertheless, we expect our Data Management and related revenues to grow strongly during our 2016 fiscal year due to positive industry growth dynamics, particularly in the USA, and our ability to broaden the served market base for Draker data collection systems and software services to other countries where we operate.

Subsequent to our consummation of the Draker Transaction we have made, and continue to make, substantial expenditures to upgrade and integrate the Draker and BlueNRGY software platforms. We are also expending resources to deploy the combined data management capability throughout our primary markets and in Europe and emerging markets where there is substantial growth in solar PV deployments. Consequently our data monitoring business will sustain losses through the first half of our 2015 fiscal year. We expect a turnaround to positive profitability for this line of business in the second half of our 2016 fiscal year, however, there can be no assurances about when, if ever, the data management business will become profitable.

O&M Services. Since the acquisition of BlueNRGY LLC our O&M business has made a positive contribution to profits, but the revenues in this line of business are not yet material to our overall operations. Although we are working actively to accelerate the growth of O&M services, there can be no assurance as to when or whether this line of business will be large enough to significantly affect our financial performance.

Solar PV.

Our revenue in the solar PV segment declined during our 2013 – 2014 fiscal years due in part to reductions in the cost of components, most notably solar panels. (Refer to Item 4.B. under the headings “Our Industry –The Solar PV Segment” and “Description Of Our Business Segments — Solar PV Residential and Small Commercial Solar”). The cost reductions were largely passed through to customers by us and other PV solar developers and installers throughout the industry with the result that we needed to continually increase the amount of capacity installed to maintain stable revenues and contributions to profits. When development or installation unit volumes declined due to other factors, as they did in all sub-segments of our solar business between fiscal years 2013 and 2015 the adverse impact on revenue and profitability was amplified as further discussed below. The increase in revenue in the solar PV segment from our 2014 to 2015 fiscal years was attributable to the acquisition of GED in July 2014.

Small-scale. Our small-scale solar business has been concentrated in Australia and focused on residential or small-commercial customers who are typically installing solar PV generating capacity on their rooftops to offset the costs of their own electricity purchases. The market for small-scale systems is fragmented, highly competitive and commoditized. Consequently, installers, such as the Company, are compelled to sell systems at market prices, which can be volatile as a result of short-term fluctuations in supply and demand. Our individual transactions have been relatively small, averaging less than A$8,000 during fiscal 2014 fiscal year and thereafter. The market demands rapid fulfillment of orders, with installation times typically being between 20 and 30 days from order date. Most customer purchases are paid for at or prior to installation in the form of a combination of small-scale technology certificates, or STCs, issued under the Small-scale Renewable Energy Scheme, or SRES, and cash.

During our fiscal years ended June 30, 2012 and 2013, government policies related to small-scale solar were broadly adjusted throughout Australia, moderating growth in overall installation rates, stabilizing the market and, substantially eliminating the seasonal dynamics and significance of swings in STC prices. The percentage of payment that we receive in the form of cash is now and, we expect, will continue to be, approximately 70% if policies affecting SRECs remain stable.

During our fiscal years 2013, 2014 and 2015 we experienced cash constraints that limited inventory availability to levels that were inadequate to satisfy order flow and constrained our ability to advertise and acquire new customers at levels that would maintain historical installation bookings. This led to a significant and persistent decline in our unit volume of small-scale installations and, due to the prevailing trend of falling system prices, a disproportionate reduction in our revenues and losses in this line of business in our 2012 – 2015 fiscal years. Consequently, we have further reduced fixed costs in our Australian solar PV units during and following the VA to a level that we believe will allow our Solar PV line of business to contribute to profits in the future. Our success in achieving profitability in the small-scale solar PV segment will depend heavily on sustaining transaction flow to exceed the break-even level. Since emerging from VA we have terminated this line of business in the UK and focused our sales and marketing efforts in Australia on commercial installations sized above 10kW. Our management believes that the commercial market for small-scale installations to be less commoditized and less saturated than the residential segment. With the limited trade credit available to us following our emergence from VA, the working capital required to grow this business from current levels cannot be internally funded by us. Supply agreements negotiated with wholesale distributors of PV components since our emergence from VA are now allowing us to operate without holding significant levels of inventory, albeit leading to lower-than-targeted gross margins, and the short operating cycle of our small-scale solar PV business is expected to require us to maintain a net working capital level for this business unit of only about one times monthly revenue in the near term.

In April 2013, we began selling, under license, small-scale solar systems using the Westinghouse® brand. Our rights to use this brand were terminated in January 2015 and we are in the process of relaunching our small-scale solar PV marketing under the BlueNRGY brand.

Large-scale. Our large-scale solar business is a project-based business focused on installations of solar PV generating capacity that generally range in size from approximately 500KW to 8MW. We have constructed such large-scale, or megawatt-scale, solar projects in geographically diverse locations, usually outside of Australia, although management is exploring opportunities to increase the level of activity in Australia as component costs have declined and system costs are now at or approaching grid parity in most states. The intense nature of the competition in this business line has caused the number and installation rate of large-scale projects awarded to us to be irregular. Consequently, subsequent to our emergence from VA we have evolved our cost structure for this segment to be scalable, both up and down. Other than a core team of staff members based in Australia and the USA who handle project engineering and overall project management, we rely heavily on outsourcing and sub-contractors working in markets where projects are constructed. As a consequence of these initiatives, we reversed the historical pattern of losses in this line of business that extended through our 2015 fiscal year and our large-scale solar business has made a positive contribution to operating profit in the first half of our 2016 fiscal year. Our management expects this dynamic to continue, but there can be no assurance that such expectations will be borne out or that this segment of our business will avoid losses in the future.

Generally we undertake large-scale solar projects as an EPC contractor working for customer owners. In this role we remain subject to competitive bidding processes, with the number of projects awarded being small and the timing uncertain. With a few exceptions, project fulfillment cycles have been short, typically less than 6 months, and we are paid on a progress-payment basis. In general, the timing of payments to suppliers has been closely linked to progress payments, where applicable, thereby limiting the net working capital requirements the company needs to support these projects. In cases where we construct projects and on-sell the project at completion, construction financing has been sourced to meet working capital requirements. Because of the short execution cycle, we have not historically tracked backlog for our large-scale solar business but it is our intention to begin to do so as new projects are awarded. As of December 4, 2015 our backlog of large-scale solar projects was approximately 44MW, mostly at our GED unit. Because of uncertainties in the contract bidding process, there can be no assurance about when we will win a new contract. The bidding effectiveness of our subsidiaries involved with the installation of large-scale solar PV projects was impaired during the VA process and this may create ongoing challenges to winning bids in the near future.

In the latter half of fiscal year 2012, we initiated direct development of large-scale solar projects with the intent of reselling them to third-party owners under the BOT model. The first 5MW, referred to as the Italian Projects, was constructed in Italy and completed in June 2012. These projects were sold in December 2012 (during our 2103 fiscal year) for A$15.1 million, A$1.1 million above the site acquisition and construction costs (but excluding finance costs). During our 2012 and 2013 fiscal years we expended funds to establish and maintain a four-person organization in Europe intended to allow us to transact future projects Following our emergence from VA, this team has been wound down with the shift of our business development focus to the Americas and Australia.

Energy Efficiency/Technology Solutions/RAPS. The business activities encompassed in our Energy Efficiency and Remote Area Power businesses, i.e. Parmac, RAPS and, until its divestiture in August 2013, CapTech, were collectively unprofitable in our 2013, 2014 and 2015 fiscal years as described below in the year-to-year and period-to-period comparisons of operating results. As a result of management changes and focused attention to financial performance, our management expects that the ongoing businesses of Parmac will contribute positively to profits in the current fiscal year and beyond, although there is no assurance that this will be the case.

Parmac. Our Parmac business unit typically receives deposits or progress payments for its work on new projects and bills for service work monthly as incurred, so it has an average net working capital requirement of about 15% of revenues. We also have a low fixed cost structure typical of construction general contractors and have achieved average pre-tax operating margins in the range of 7% - 8% in some fiscal years prior to fiscal year 2012. We believe this level of profitability is sufficient to sustain available growth opportunities from operating cash flow. However, Parmac experienced adverse performance on several contracts entered into in the latter half of fiscal year 2013 that resulted in a loss in the 2013 and 2014 fiscal years as those contracts were completed. These losses are believed by our management to be contract-specific and are not necessarily indicative of the Parmac’s expected future performance. During the 2015 fiscal year, Parmac’s net profit was impacted by one-time expenses totaling A$1.1million relating to a parent entity loan extinguishment in the VA process and a bad debt arising from a major customer entering voluntary administration.

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

RAPS. During our 2013 – 2015 fiscal years, the RAPS division derived revenue from projects and activities for the generation or storage of power to off-grid (typically remote) customers. Revenue from the King Island project averaged A$26,000 per annum since the beginning of fiscal year 2010 until it was divested in our VA. Prior to or as a result of the VA, we have either disposed of all assets in the RAPS unit or have taken 100% valuation allowances for assets that we still legally own except the Chatham Island Project. The Chatham Island Project, which was completed in 2010 and is 100% owned by us as a power generating asset. Chatham Islands revenue has averaged A$305,000 per annum since it was commissioned in July 2010, but there is currently a dispute regarding the status of the Chatham Island contract arising out of our entry into VA. Consequently, no revenue was received or recognized from this project from November 2014 to June 2015, however, we have received revenue from the project since June 2015. At present we are unable to project the outcome of this dispute or whether we will realize continuing value from the Chatham Island Project Assets that are recorded in our financial statements without provision for impairment.

Having concluded that we lacked the financial resources to fully exploit the Larkden Technology, we sold the license together with our Larkden subsidiary in April 2013 and recognized a loss of A$0.6 million based on the total consideration of A$2.75 million. Most of the consideration for the sale the Larkden Technology is payable by the acquirer in future periods and, while A$1.0 million of this was been received subsequent to June 30, 2014 and our management believes that the specified amount will be paid in full, there can be no assurances that we will receive the full A$2.75 million. Our rights to the unpaid consideration were assigned to a third party under the Reorganization Plans and consequently the receivable asset was de-recognized in our Financial Statements.

CapTech. We divested CapTech in August 2013 and it will therefore does not factor in our financial performance after our 2014 fiscal year.

Large-scale wind. During our 2013 fiscal year and until we entered VA, we were active in the sourcing of opportunities for the development of large-scale wind projects in Australia and the associated costs were reflected in our expenses. Our active pursuit of new large-scale wind opportunities was curtailed in the VA process and we are no longer incurring expenses related to this line of business and we do not expect to realize additional revenues from this segment of our business related to our prior activities. When we were active in the Large-scale wind development arena, we typically incurred costs on early-stage development of projects with a view to sourcing the equity and/or debt funding required to take it through to construction and operation. Such expenses were undertaken with no assurance of being able to realize a recover of the development expense. The Taralga Project is an example of a project for which equity funding to complete construction was secured and we were able to recover our costs and profit from the activity.

In our 2012 fiscal year we earned a development fee in connection with the Taralga project and reinvested this fee as equity into the project. As a result we retained a residual equity ownership of the completed project. During the 2014 financial year, the timeline for the completion of the Taralga project was delayed as a result of design changes and the subsequent requirement to amend Development Approvals. The impact of these delays, coupled with cost overruns has negatively impacted the value of our residual equity interest in the project, and our holding was fully impaired at June 30, 2014, resulting in an impairment charge being recognized in the Statement of Comprehensive income for our 2014 fiscal year of A$10.8 million. We also entered into a separate project management agreement for the Taralga Project, but this was terminated in the VA process and we will not realize any management fee revenue in our 2016 fiscal year or beyond.

Other Factors Materially Affecting Our Businesses and Results of Operations

Although the trajectory and dynamics of each of our lines of business vary substantially from segment to segment as described above, our management believes that a few external forces will have a major influence on all of our business segments other than Parmac.

The cost competitiveness of renewable versus conventional power generation is improving and parity has been or is expected to be reached in most targeted markets within the next two to three years, favorably affecting growth prospects for our solar PV businesses.

This situation is due to a confluence of factors:

●	Average energy costs have been and are widely projected to continue to rise in most markets over time due to increasing global demand and limited availability of reliable low-cost supplies.

●	Capital costs are at historical lows in many markets we serve (especially senior debt for infrastructure projects).

●	The costs of renewable power systems and PV solar systems in particular have been declining as a result of scale efficiencies in manufacturing, some overcapacity for the production of certain components such as PV cells and continuing technological innovations.

Consequently, our management anticipates that the trend of increasing demand for renewable energy developments, both large and small-scale, will continue for several years, stimulating strong growth and profit opportunities for downstream industry participants and those providing services applicable to the large and growing base of renewable assets, such as the Company.

Government policies and mandates favoring energy efficiency and the use of renewable energy are further adding to near-term demand for renewable energy capacity in both developed and emerging markets.

Many government policies in place including those applicable to the largest markets, such as Europe and the United States, call for increasing levels of renewable energy usage over time and impose mandates or incentives for purchases of renewable power even though such power may cost more than conventionally generated power. This pressure tends to add to the pace of renewable power adoption in specific countries, states and municipalities where the mandates apply. Favorable tax incentives in the USA, most notably the 30% federal investment tax credit (ITC) applicable to renewable energy projects, that are set to reduce at the end of 2016 and beyond, are expected to create a bubble of growth in the 2016 calendar year that may be followed by a tail-off in activity subsequently.

The complexity and inconsistency of the regulatory and legislative frameworks can create localized barriers to entry in some markets, which we anticipate will be favorable in limiting competition or increasing pricing and margins in the near-term in markets such as the USA, where we have already established operations.

Pressure on government budgets and liquidity constraints are expected to serve as a partial offset to otherwise favorable growth trends for the renewable energy sector and will lead to volatility in some countries and regional markets.

As individual governments experience fiscal constraints that make direct subsidies impractical or are forced to adjust mandates because their constituents demand limits on premium payments for renewable energy, some of the demand for new renewable energy capacity will abate. This impact will fall unevenly across countries and regions as corrections are made to compensate for policies that were not sustainable or sound when implemented. Our management expects the effect of this trend will most greatly affect our large-scale solar business, which operates internationally and is already seeing supply-demand imbalances corrected in served markets such as Italy and anticipates corrections in the USA after December 31, 2016.

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

In addition, access to incremental capital is essential to the successful pursuit of our business strategies (see “—Liquidity and Capital Resources”).

●	Without the necessary additional working capital, which we estimate to be at least A$1.0 million and as much as $3.0 million if we are successful in securing larger megawatt-scale contract awards , our solar PV businesses cannot grow to management’s targeted revenue run-rate in our 2016 fiscal year and beyond.

●	Obtaining significant penetration of our data management business in new geographic markets and in renewable sub-segments such as wind, micro-hydro and bio-technologies can only be funded in the near term from new capital infusions to the Company.

●	The net working capital deficit and deferred creditor balances in some of our operating subsidiaries can only be relieved with an infusion of new debt or equity capital, or an exchange of indebtedness for equity or a compromise of creditor claims.

●	We cannot complete and integrate beneficial acquisitions, without supplementary liquidity such as that raised to fund the Draker Transaction.

Acquisitions

We have developed our current business in part through several strategic acquisitions and we expect to pursue additional acquisitions in the future. Summary descriptions of the material acquisitions we completed during fiscal year 2013 through the date of this Report are as follows:

Draker Transaction

On September 16, 2015, we acquired, through a newly formed U.S. subsidiary, the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the transaction, referred to as the Draker Transaction, our acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the “Draker” name. With the exception of the Seller’s secured indebtedness to the VEDA amounting to approximately US$0.2 million, Draker Corporation did not assume Seller’s liabilities. As a result of the Draker Transaction, we are supplying monitoring services to Seller’s customers while we negotiate and document continuing service agreements at more than 2,000 sites in the Americas, Japan and Europe. Cash consideration paid to Sellers, including interim operating loans that we do not believe to be recoverable, totaled approximately US$2.4 million.

BlueNRGY LLC

On January 27, 2015 we acquired 100% of the equity interests of BlueNRGY LLC, a U.S. company specializing in managing data related to geographically distributed energy generation systems and providing related operations and maintenance, or O&M, services. At the time of its acquisition, BlueNRGY LLC was serving customers in Europe and Asia. Subsequently we have expanded the scope of its operations to include customers with U.S. and Australian assets. Consideration paid to the BlueNRGY LLC shareholders and shares issued to key executives and Directors of the Group as part of the transaction comprised in aggregate 150,162,640 of our ordinary shares. Based on the issuance of our ordinary shares to investors in a contemporaneous private placement at US$0.03785 per share, the value of our shares issued to the BlueNRGY LLC shareholders was US$5.7 million.

Green Earth Developers LLC (GED)

On July 1, 2014 we acquired Green Earth Developers LLC, a solar and electrical EPC contractor in the Southeastern U.S. that has bolstered our ability to capitalize on commercial project opportunities in this market. The target company has a track record of successfully completing projects of 1MW – 5MW in size. The purchase price was USD$1,500,000 cash, $500,000 of which was deferred, plus 500,000 restricted shares in BlueNRGY valued at US$1.675 million at the time of the transaction. Of the deferred cash component of the purchase price, $100,000 was paid in cash and the remainder was exchanged for our ordinary shares at an exchange price of US$0.03785 per share following the effectiveness of the Reorganization Plans in January 2015.

Results of Operations

Fiscal Year Ended June 30, 2015 Compared to Fiscal Year Ended June 30, 2014 —Consolidated Results

Amounts in A$(000) except as noted	Year Ended June 30,
	2015	2014
Revenues from continuing operations	16,866	13,732
Operating Expenses
Cost of raw materials, consumables and contractors	(8,525)	(6,092)
Employee benefit expenses	(11,390)	(9,323)
Compliance & consultants	(2,111)	(3,515)
Travel costs	(639)	(751)
Occupancy expenses	(651)	(559)
Provision for impairment of receivables and bad debts written off	(829)	(25)
Other expenses	(1,712)	(1,838)
Depreciation and amortization expenses	(486)	(420)
Sub-total - operating costs	(26,343)	(22,523)
Other income	1,972	655
Finance costs	85	(4,051)
Impairments	(6,217)	(10,019)
(Loss) / Profit before income tax	(13,637)	(22,206)
Income tax (expense) / benefit	—	—
Net (Loss)/profit from continuing operations	(13,637)	(22,206)
Net profit / (loss) from discontinued operations	19,341	(3,224)
Net (Loss) / Profit for the period	5,704	(25,430)
Other comprehensive income	(376)	(868)
Total comprehensive income/(loss)	5,328	(26,298)

Operating revenue

Total operating revenues from continuing operations increased from A$13.7 million for the year ended June 30, 2014 to A$16.9 million for the year ended June 30, 2015. The revenues increases were mainly attributable to the acquisition of GED and an increase in revenue for Parmac.

	Revenue for Year Ended June 30,
Amounts in A$(000) except as noted	2015	2014
Solar PV	3,062	1,924
Large-scale Wind	1,294	1,292
Monitoring & Performance Analytics	167	—
Energy Efficiency/Technology Solutions
Parmac	12,242	10,188
RAPS / Technology Solutions	101	328
Total reported revenue	16,866	13,732

Solar PV revenue increased by 59% from A$1.9 million for the year ended June 30, 2014 to A$3.1 million for the year ended June 30, 2015, due to the revenue contribution of A$0.9 million from GED which was acquired in July 2014. In May 2015, GED commenced the design and construction of part of its contracted backlog resulting in the recognition of revenue for these projects in line with the percentage completed by June 30, 2015. The balance of the revenue was generated from the sale of residential and small scale commercial solar PV projects in our Australian and USA businesses.

Revenue from our Large-scale Wind segment recognized during our fiscal year 2014 and 2015 was from the provision of project management services to the Taralga project. The project management agreement was terminated in January 2015.

The Monitoring & Performance Analytics business was acquired in January 2015 when it was in its early stages of commercialization so it did not contribute significantly to revenues in 2015 and there are no comparative revenues for 2014.

Parmac recorded an increase in revenue of A$2.0 million from A$10.2 million for the year ended June 30, 2014 to A$12.2 million for the year ended June 30, 2015. The 2014 revenues had been negatively impacted by a change in our focus from larger greenfield developments to smaller retro-fitting and service opportunities, which are considered more in line with the Parmac team’s capabilities to manage profitably. In 2015, this focus lead to improvements in our success at securing and retaining customers for these revenue streams. RAPS revenue decreased by A$0.2m from 2014 to 2015 primarily as a result of a contract dispute regarding the Chatham Island wind project triggered by the VA process.

Operating costs

For the year ended June 30, 2015 and 2014, respectively, total operating costs including the cost of raw materials, consumables and contractors are presented in the table below for our various business segments:

	Year Ended June 30,
Amounts in A$(000) except as noted	2015	2014
Solar PV	7,535	3,221
Large-scale Wind	709	585
Monitoring & Performance Analytics	891	—
Energy Efficiency/Technology Solutions
Parmac	12,419	11,025
RAPS / Technology Solutions	(123)	90
Corporate	4,912	7,602
Total reported operating costs	26,343	22,523

The 134% increase in solar PV operating costs from A$3.2 million for the year ended June 30, 2014 to A$7.5 million for the year ended June 30, 2015 is due to the costs of GED for a twelve month period in fiscal year 2015 and other costs incurred in establishing further solar operations within the USA outside of GED. The increase in costs is disproportionate to the increase in solar PV revenues in the same time frame due to the interruption to sales and marketing activity during the VA process. A core base of personnel was maintained over this period in order to enable the re-establishment of operations upon conclusion of the VA process.

Large-scale wind operating costs increased by A$0.1 million to A$0.7 million for fiscal year 2015 as compared with A$0.6 million for fiscal year 2014 due to hiring additional resources to fulfill our obligations under the project management agreement for the Taralga project.

Parmac operating costs were A$12.4 million for the year ended June 30, 2015 as compared to A$11.0 million for the year ended June 30, 2014. The 13% increase in operating costs for Parmac was less than the 20% increase in revenue reflecting the margin improvements being realized from our change in customer focus to smaller retro-fit projects and service clients. RAPS operating costs were fully offset by an unrealized foreign currency gain of A$0.2 million on liabilities of the segment. Other operating costs of RAPS were consistent between 2014 and 2015 fiscal years.

The Monitoring & Performance Analytics business was acquired in January 2015 so there are no comparative operating costs for 2014.

Changes in the categories of operating expenditure are discussed in more detail below.

The cost of raw materials, consumables and contractors used increased from A$6.1 million for the year ended June 30, 2014 to A$8.5 million for the year ended June 30, 2015 as a result of the increase in revenue levels between the two periods. The percentage increase in this category of expense for the fiscal year ended June 30, 2015 as compared with the year ended June 30, 2014 was 40%, which exceeds the increase in revenue of 23% in that period which reflects the fact that revenue growth was largely from the sale of equipment in our projects-based businesses.

Employee benefit expense has increased by 22% from A$9.3 million for the year ended June 30, 2014 to A$11.4 million for the year ended June 30, 2015 through the acquisition of GED and BlueNRGY LLC. These increases were to some level offset by a reduction in headcount across many of our continuing operations during the VA process.

Total compliance and consultant’s expense decreased by 40% from A$3.5 million for the year ended June 30, 2014 to A$2.1 million for the year ended June 30, 2015. The most significant contributor to the cost reductions were lower professional fees in relation to capital raising activities, auditor fees and costs associated with the preparation for registration of our securities in the United States in 2014 which were not repeated in 2015.

Travel costs reduced by 15% from A$0.7 million to A$0.6 million as the level of expenditure to allow senior operational executives to travel to the United Kingdom and United States of America to oversee our businesses there was reduced.

Occupancy expenses increased by A$0.1 million from A$0.6 million for the year ended June 30, 2014 to A$0.7 million for the year ended June 30, 2015 as a result of the acquisition of the GED and BlueNRGY LLC. These increases were largely offset by reductions following the VA process, whereby a number of leases were disclaimed by our Australian operations.

Our provision for impairment of receivables and bad debts expense was A$0.8 million for the year ended June 30, 2015 compared to a negligible expense for the same period in 2014. This resulted from a major customer of Parmac entering voluntary administration, difficulties in recovering some debts during the VA process and provisions against some debtors in GED.

Total depreciation and amortization expense remained consistent between the 2014 and 2015 years as it relates to RAPS, Parmac and corporate assets largely unaffected by the VA process.

Other Income

We recognized A$1.8 million of other income in the year ended June 30, 2015 as compared to A$0.7 million for the year ended June 30, 2014. The other income in the year ended June 30, 2014 was attributable to gains from the extinguishment of debt from creditors and lenders as a result of the VA process. The other income in 2014 was from the reversal of contingent consideration payable in relation to the acquisition of eco-Kinetics in 2010 of A$0.6 million.

Finance Costs

Finance costs comprise interest expenses, debt restructuring fees, share option expenses directly related to financing activities and foreign exchange differences on loan balances. We reported a gain in the finance costs category of A$0.1 million in 2015 resulting from foreign currency gains on borrowings of A$0.9 million which exceeded interest charges of A$0.8 million. In 2014 net interest expense was A$3.8 million, share option expensesA$0.1 million and foreign exchange losses A$0.2 million. Net interest expense reduced significantly between the 2014 and 2015 fiscal years as a result of the extinguishment of borrowings following the VA process.

Impairments

The impairment loss in the 2015 fiscal year of A$6.2 million was due to an impairment charge of that amount relating to the goodwill carrying value of our Solar CGU. The impairment loss of A$10.0 million for the year ended June 30, 2014, was due to a decline in the value of our investment in the Taralga wind farm project to $ Nil as a result of construction delays and cost overruns during the year.

Income taxes

No income tax expense was recorded for the years ended June 30, 2015 and 2014.

Fiscal Year Ended June 30, 2014 Compared to Fiscal Year Ended June 30, 2013 —Consolidated Results

Amounts in A$(000) except as noted	Year Ended June 30,
	2014	2013
Revenues from continuing operations	13,732	43,473
Operating Expenses
Cost of raw materials, consumables and contractors	(6,092)	(21,926)
Employee benefit expenses	(9,323)	(11,025)
Compliance & consultants	(3,515)	(2,473)
Travel costs	(751)	(567)
Occupancy expenses	(559)	(556)
Provision for impairment of receivables and bad debts written off	(25)	(60)
Other expenses	(1,838)	(2,352)
Depreciation and amortization expenses	(420)	(402)
Sub-total - operating costs	(22,523)	(39,361)
Other income	655	2,609
Finance costs	(4,051)	(8,325)
Impairments	(10,019)	(590)
(Loss) / Profit before income tax	(22,206)	(2,194)
Income tax (expense) / benefit	—	65
Net (Loss)/profit from continuing operations	(22,206)	(2,129)
Net profit / (loss) from discontinued operations	(3,224)	(6,278)
Net (Loss) / Profit for the period	(25,430)	(8,407)
Other comprehensive income	(868)	833
Total comprehensive loss	(26,298)	(7,574)

Operating revenue

Total operating revenues from continuing operations decreased from A$43.5 million for the year ended June 30, 2013 to A$13.7 million for the year ended June 30, 2014. The revenues for the year ended June 30, 2013 included A$18.2 million of revenue related to the Taralga Project and A$3.4 million related to large scale solar projects developed in the USA. No wind farm developments were sold in the year ended June 30, 2014.

	Revenue for Year Ended June 30,
Amounts in A$(000) except as noted	2014	2013
Solar PV	1,924	7,571
Large-scale Wind	1,292	18,240
Energy Efficiency/Technology Solutions
Parmac	10,188	17,363
RAPS / Technology Solutions	328	299
Total	13,732	43,473

Solar PV revenue declined by 75% from A$7.6 million for the year ended June 30, 2013 to A$1.9 million for the year ended June 30, 2014, due to the absence of any large scale solar projects in our 2014 fiscal year, a reduction in our level of residential installations due to our continued lack of working capital and inability to sustain sales and marketing expenditures to generate new customers and revenues. A$3.4 million of the solar PV revenue for the year ended June 30, 2013 was in relation to an EPC contract for a solar project in New Jersey. In the year ended June 30, 2014 we sold two commercial solar projects in the United Kingdom for a combined A$0.3 million.

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

Parmac recorded a decrease in revenue of A$7.2 million from A$17.4 million for the year ended June 30, 2013 to A$10.2 million for the year ended June 30, 2014, which was largely the result of a change in our focus from larger greenfield developments to smaller retro-fitting and service opportunities, which are considered more in line with the Parmac team’s capabilities to manage profitably. RAPS revenue remained consistent at A$0.3 million between the two periods reflecting the stable nature of the revenue generated from the Chatham Island Wind project.

Operating costs

For the year ended June 30, 2014 and 2013, respectively, total operating costs including the cost of raw materials, consumables and contractors are presented in the table below for our various business segments:

	Year Ended June 30,
Amounts in A$(000) except as noted	2014	2013
Solar PV	3,221	8,518
Large-scale Wind	585	4,492
Energy Efficiency/Technology Solutions
Parmac	11,025	18,698
RAPS / Technology Solutions	90	219
Corporate	7,602	7,434
Total	22,523	39,361

The 62% reduction in solar PV operating costs from A$8.5 million for the year ended June 30, 2013 to A$3.2 million for the year ended June 30, 2014 is lower than the reduction we recognized in revenues for this division over the same period, reflecting the fixed element of some of the operating costs in this division.

Large-scale wind operating costs decreased by A$3.9 million to A$0.6 million for fiscal year 2014 as compared with A$4.5 million for fiscal year 2014 due to our expensing of capitalized early stage development costs upon sale of the Taralga Project in fiscal year 2013, which was not repeated in the year to June 30, 2014.

Parmac operating costs were A$11.0 million for the year ended June 30, 2014 as compared to A$18.7 million for the year ended June 30, 2013. The changes in operating costs for Parmac were closely linked to direct costs of delivery, which fluctuate in line with changes in revenue and the mix of products and services delivered. RAPS operating costs of A$0.1 million for the year ended June 30, 2014 were largely comprised of depreciation related to the Chatham Island assets and are fixed in nature. In the year ended 30 June 2013 the RAPS division also included $0.1m of maintenance and other one-off costs.

Changes in the categories of operating expenditure are discussed in more detail below.

The cost of raw materials, consumables and contractors used decreased from A$21.9 million for the year ended June 30, 2013 to A$6.1 million for the year ended June 30, 2014 as a result of the reduction in revenue levels between the two periods. The percentage decrease in this category of expense for the fiscal year ended June 30, 2014 as compared with the year ended June 30, 2014 was 72%, which correlates closely with the decrease in revenue of 68%.

Employee benefit expense has been reduced by 15% from A$11.0 million for the year ended June 30, 2013 to A$9.3 million for the year ended June 30, 2014 through headcount reductions primarily in the solar PV division. A significant proportion of employee costs relate to corporate and executive management; these were maintained at the levels considered necessary to implement the diversification strategies we are pursuing. The wind division was heavily supported by the senior corporate executive team to manage the construction progress of the Taralga Project.

Total compliance and consultant’s expense increased from A$2.5 million for the year ended June 30, 2013 to A$3.5 million for the year ended June 30, 2014. The most significant contributor to costs in this area were professional fees in relation to capital raising activities and preparation for registration of our securities in the United States and costs for two senior executives employed under consultants agreements.

Travel costs were A$0.6 million and A$0.7 million for fiscal years 2013 and 2014 respectively. This level of expenditure was incurred largely to allow senior operational executives to travel to the United Kingdom and United States of America to oversee our businesses there.

Occupancy expenses remained consistent at A$0.6 million in both years.

Our provision for impairment of receivables and bad debts expense was A$0.1 million for the year ended June 30, 2013 compared to an expense of $0.02 million for the same period in 2014. This resulted from a lower debtors balance against which customary provisions were applied.

Total depreciation and amortization expense remained consistent at A$0.4 million for both years reflecting the stable property, plant and equipment balance.

Other Income

We recognized A$0.7 million of other income in the year ended June 30, 2014 as compared to A$2.6 million for the year ended June 30, 2013. The other income in the year ended June 30, 2014 was attributable to the reversal of contingent consideration payable in relation to the acquisition of eco-Kinetics in 2010. The other income in the year ended June 30, 2013 was attributable to a gain of A$2.6 million on the revaluation of financial liabilities, being derivatives embedded in the secured convertible notes we issued in May 2012 and gains on STCs and a recovery of bad debt previously written off.

Finance Costs

We reported finance costs of A$4.1 million and A$8.3 million for the years ended June 30, 2014 and 2013, respectively. Finance costs comprise interest expenses, debt restructuring fees, share option expenses directly related to financing activities and foreign exchange differences on loan balances. The $4.2 million decrease was made up of A$0.4 million of foreign exchange losses on foreign currency denominated debt and A$3.8 million of penalties incurred (classified in interest expense) and extinguishment costs relating to the defaults on and subsequent restructure of our then-outstanding Series 1 convertible notes.

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

Application of Critical Accounting Policies, Estimates and Judgments

Our accounting policies form the basis for preparation of our financial statements and our financial statements in turn are an essential factor in understanding our operations. Our accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are fully described in the notes to our audited financial statements as of and for the three years ended June 30, 2013, 2014 and 2015. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of the Commonwealth of Australia.

Critical accounting policies

Critical accounting policies that reflect our industry and activity specific accounting treatments used in preparing our financial statements as of and for the fiscal years ended June 30, 2013, 2014 and 2015 or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during such fiscal years.

(a) Basis of preparation - going concern

The consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. As further discussed below in “—Liquidity and Capital Resources,” our current liabilities exceeded our current assets by A$4.6 million as of June 30, 2015. We remain dependent upon receiving continuing support from existing lenders, raising additional funds in new financings, and monetizing long-term assets to fund the business and to continue as a going concern.

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

(i) Sale of products, materials and parts

Revenue from the sale of products, material and parts is recognized upon the delivery of goods to customers.

(ii) Construction contracts

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

(iii) Project development revenue

Revenue from large-scale solar and wind projects that we undertake as principal is recognized when the project is commissioned and rents or revenues from the power sales are received, or if control of the project is sold to a third party, when the risks and rewards of ownership have been transferred. The timing and amount of revenue recognized depends on the specifics of each such project and the arrangements that we have with our customers.

Costs incurred for project development are expensed in the period in which incurred unless we determine that it is probable the project will be completed and generate future economic benefit equal to or in excess of such costs and that can be measured reliably in which case the costs are recorded in inventory until a development fee is recognized.

(c) Work-in-progress

Project work in progress includes both work in progress on construction contracts, such as those performed for customers of our large-scale solar and air conditioning systems customers and projects in progress in which we are a principal such as certain large-scale solar projects, or in which we are investing in project development for a fee such as large-scale wind projects.

Project Work in Progress

As further described in Note 2(q) (iii) to our audited financial statements included elsewhere in this Report, costs incurred for developing projects for which we are acting as a principal or earning a developer fee is valued at the lower of cost and estimated net realizable value when it is probable that the project will be completed, will generate future economic benefits and the costs can be measured reliably. Cost comprises staff salary costs and direct expenses including direct material costs and contractor costs together with an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less further costs expected to be incurred to completion. At June 30, 2015 the carrying amount of capitalized project work in progress was A$0.1 million as compared to A$0.3 at June 30, 2014.

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

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future sales, operating costs, capital expenditure and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement. Should operating performance and prospects improve in the future, then deferred tax assets may be recognized in future on prior year operating losses. As of June 30, 2015, we had A$16.6 million of derecognized deferred tax assets and A$19.9 million at June 30, 2014.

(b) Share-based payment transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model, with the assumptions detailed in Note 26 to our audited financial statements included elsewhere in this Report. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period.

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

(d) Wind development projects

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

5.B.            Liquidity and Capital Resources

Analysis of financial condition, liquidity and capital resources

The following table presents a comparison of our cash flows and beginning and ending cash balances during the fiscal years ended June 30, 2015, 2014 and 2013 as reflected in our audited financial statements presented elsewhere in this document.

	Year Ended June 30,
Amounts in A$(000) except as noted	2015	2014	2013
Net cash flows used in operating activities	(5,551)	(20,163)	9,821
Net cash flows used in investing activities	(1,963)	1,305	759
Net cash flows from financing activities	6,615	19,770	(12,633)
Net (decrease) / increase in cash and cash equivalents	(899)	912	(2,053)
Cash and cash equivalents at beginning of period	1,381	469	2,522
Cash and cash equivalents at end of period	482	1,381	469

At June 30, 2015 our cash and cash equivalents had decreased to A$0.5 million from A$1.4 million at June 30, 2014 primarily as a result of the application to operating activities of funds raised from the issuance of ordinary shares in June 2014 in conjunction with an offering pursuant to our prospectus effective as of June 12 2014, referred to as the June 2014 Offering. During each of the last three fiscal years ended June 30, 2015, 2014 and 2013 and subsequently through the date of this Report, our liquidity has been generated primarily from borrowings and sales of equity securities. Cumulative funding from financing activities of A$13.8 million and funding from investing activities of A$0.1 million over this period was insufficient to fund cumulative losses from operations during fiscal years 2015, 2014 and 2013 and provide any further working capital. Consequently, our cash availability and liquidity remained constant at A$0.5 million at the beginning of fiscal year 2013 to June 30, 2015, a level too low to sustain our operating outflows and continuance as a going concern, as further discussed below. Our liquidity deficiencies were exacerbated by our acquisition in July 2014 of GED to which we allocated US$1.5 million within 60 days following the 2014 Offering for purposes of consummating transaction and addressing GED’s working capital deficit. In June 2014, we were successful in negotiating exchange agreements with convertible note holders to exchange notes with a face value of A$7.8 million into ordinary share capital, but this was insufficient to overcome our working capital deficit. We have classified the remaining indebtedness we had incurred during the two prior fiscal years and which was not converted into equity prior to June 30, 2014 became current liabilities as of June 30, 2014 as a result of default events that occurred with respect to bonds issued by our subsidiaries and the acceleration of other obligations. Consequently, we had a working capital deficit on June 30, 2014 of A$30.5 million, payments to many trade creditors were substantially deferred, liquidity was severely constrained and we were unable to continue as a going concern without voluntarily placing the Company and three of our subsidiaries into Administration. See – Reorganization in Note 5 in our audited June 30, 2015 financial statements included elsewhere in this document.

On November 14, 2014 as a result of our constrained liquidity and inability to raise sufficient additional financing after June 30, 2014 to meet our obligations the Company and three of its Australian subsidiaries were determined by the Board to be insolvent or likely to become insolvent in the future and were placed into voluntary administration (VA). The three Australian subsidiaries of the Company that entered VA were CBD Solar Labs Pty, Westinghouse Solar Pty Ltd and KI Solar Pty Ltd, which, referred to collectively as the VA Companies. Our other subsidiaries continued to operate outside the VA process.

On December 24, 2014, deeds of company arrangement under the Act were signed for the Company and Westinghouse Solar Pty Ltd, referred to as the Reorganized Companies. The DOCAs for the Reorganized Companies became effective on January 27, 2015 and we exited VA (refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement”).

In accordance with the DOCAs for the Reorganized Companies, creditor claims and contingent liabilities for those Companies were extinguished and, since exiting VA through the date of this Report, investors have infused US$5.9 million into the Company pursuant to equity private placement. Of this US$1 million was used to pay the Deed Funds as a condition to effectiveness of the DOCAs and US$2.4 million was used to acquire the assets of Draker Inc. The remainder of the funds raised have been used for working capital purposes and to fund operating losses following our emergence from VA.

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

Our ability to continue as a going concern and to achieve our business objectives over the next 12 months depends on our ability to accomplish some or all of the following:

●	Attain profitability: Not all of our subsidiaries are contributing cash flow to cover our corporate costs and we are not operating profitably overall. However, we are continually reviewing costs structures in our operating subsidiaries and making the appropriate changes to maximize cash flow and profitability of our businesses. New business opportunities are carefully assessed with a view to ensuring their potential to contribute to profits without undue consumption of working capital. Specifically, since effectiveness of the Reorganization Plans we have reduced the number of employees in our Solar PV business units and corporate units to lower costs and better match the current scope of our activities. In addition, we have implemented operational changes and new controls at Parmac that we anticipate will allow us to avoid losses on projects such as we experienced in fiscal year 2013 and 2014 and that we believe will allow this business unit to sustain profitability.

●	Raise new debt and/or equity capital: BlueNRGY continues to discuss opportunities for further investment with current equity holders. In addition, as of the date of this Report we have been successful in establishing a working capital facility for our Parmac subsidiary of US$0.5 million and there is a likelihood, but no assurance, that the current lender or a substitute lender will increase the amount of this facility, if required. In addition, we have structured long term payment arrangements with legacy trade creditors of our GED subsidiary in the amount of approximately US$0.5 million. We had a positive cash balance of approximately A$0.8 million as of December 4, 2015.

Our management and Board have determined that there is a risk that our funding requirements may not be successfully met through the foregoing initiatives and that some of our initiatives may not be successful. However, as previously mentioned, we have achieved some operating and financing objectives and our management and board believe that we have a reasonable prospect of achieving others; consequently, we have no intention to liquidate or cease trading, except with respect to our U.S. subsidiary, Westinghouse Solar Inc., which is dormant and ceased operating prior to the effectiveness of our Reorganization Plans as a result of the termination of the license agreement with Westinghouse Electric Corporation.

Operating activities

As shown in the table below, although our operating activities generated positive cash flow for fiscal year 2013, the cumulative utilization of cash over the last three fiscal years has been A$15.9 million.

	Year Ended June 30,
Amounts in A$(000) except as noted	2015	2014	2013
Cash flow from operating activities
Receipts from customers (inclusive of GST)	16,863	20,680	69,635
Payments to suppliers and employees (inclusive of GST)	(21,974)	(39,493)	(53,828)
Payments for development costs	—	—	(3,535)
Finance costs	(449)	(1,350)	(2,464)
Interest received	9	—	13
Net cash flows used in operating activities	(5,551)	(20,163)	9,821

For the year ended June 30, 2015, net cash used in operating activities was A$5.6 million as compared with an outflow of A$20.2 million for the year ended June 30, 2014. The excess of disbursements to suppliers and employees over receipts in the year ended June 30, 2015 was A$5.1 million and was largely driven by funding of ongoing operating losses.

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

The excess of receipts over disbursements to suppliers and employees the year ended June 30, 2013 was A$15.8 million, largely driven by the receipt of sale proceeds of A$15.1 million from the Italian Solar Projects and cash proceeds of A$7.3 million from the sale of the Taralga project (after recognizing related development costs of A$3.5 million), offset by net losses from the remainder of our operations and finance costs of A$2.5 million. The excess of finance costs over interest income of A$2.5 million further contributed to the net use of cash for operations in fiscal year 2013.

Investing activities

In two out of the last three fiscal years, we divested assets in part to fund operating losses and pay down debt as detailed in the table below.

	Year Ended June 30,
Amounts in A$(000) except as noted	2015	2014	2013
Cash flow from investing activities
Proceeds from sale of property, plant and equipment	—	188	10
Proceeds from the sale of intangible assets	—	—	1,000
Purchase of property, plant and equipment	(252)	(672)	(275)
Cash forfeited during reorganisation	(362)	—	—
Proceeds from sale of investments	—	1,789	—
Payment for the purchase of controlled entities, net of cash acquired	(1,349)	—	24
Net cash flows used in investing activities	(1,963)	1,305	759

Net cash used in investing activities was A$2.0 million for the year ended June 30, 2015, as opposed to A$1.3 million cash generated in investing activities for the year ended June 30, 2014 Payment for the purchase of controlled entities, net of cash acquired of A$1.3 million in the year ended June 30, 2015 related to the purchase of GED and cash of A$0.4 million held at the time of entering VA was forfeited. For the year ended June 30, 2014, A$1.8 million was received following the sale of CapTech and net investments of A$0.7 million were made for purchases of plant, property and equipment predominantly for the construction of solar PV assets owned by one of our UK subsidiaries. In 2013, A$1.0 million was received from the sale of Larkden.

Financing activities

As shown in the table below, we generated the cash used in operating and investment activities during fiscal years 2015 and 2014, with net contributions from financing activities during those years. In fiscal year 2013, the flows were reversed with cash generated from operations and investments being used to repay borrowings. Nevertheless, over the three-year period ended in June 2015 we generated A$13.8 million cumulatively from financing activities:

	Year Ended June 30,
Amounts in A$(000) except as noted	2015	2014	2013
Cash flow from financing activities
Proceeds from share issues	4,521	7,706	207
Proceeds from issue of convertible notes	—	1,013	103
Convertible note and share issue costs	—	(1,320)	—
Proceeds from borrowings	2,171	16,282	474
Repayment of borrowings	—	(3,699)	(13,255)
Payment of finance lease liabilities	(77)	(212)	(162)
Net cash flows from financing activities	6,615	19,770	(12,633)

For the year ended June 30, 2015, net cash inflows from our financing activities was A$6.6 million as compared with net cash inflows from our financing activities of A$19.8 million for the year ended June 30, 2014. In the year ended June 30, 2015 we raised $4.5 million from the issuance of ordinary and preference shares and our parent company and operating subsidiaries borrowed A$2.2 million as follows: Parmac (A$0.7 million), GED (A$0.5 million) and BlueNRGY Group Limited (A$1.0 million). In  the year ended June 30, 2014, A$14.1 million of borrowings were from the issuance of bonds in the United Kingdom by (our then-subsidiaries) Secured Energy Bonds Plc and Energy Bonds plc, A$2.1 million from a working capital loan facility and A$1.1 million from the issuance of further Series 1 Notes (defined below and referred to in the table as convertible notes) which were subscribed to in September 2013. During the year ended June 30, 2014 we repaid an inventory financing facility of A$0.5 million and A$1.7 million of secured convertible notes, referred to as Series 1 Notes from the proceeds of the sale of CapTech as well as A$1.5 million of our other non-equity linked loan balance. In June 2014 we raised A$7.7 million from the issuance of 1,810,000 of our ordinary shares at an issue price of US$4.00 per share (equivalent to A$4.25 per share). Issue costs of A$1.3 million were incurred in relation to this share issue for broker fees and other professional services incurred in connection with the offer.

Indebtedness

As a result of the Reorganization Plans, we emerged from VA with no outstanding debt at the level of our parent company. Subsequent to our emergence from VA we have obtained corporate debt financing of A$ 2.0 million from shareholders and affiliates of management and accumulated trade creditor balances amounting to approximately A$0.2 million as of November 30, 2015, some of which are past due. Our direct trade creditors with deferred payment balances are cooperating to defer payments until we can realize subscriptions receivable or arrange other financing. However, there is no assurance that their cooperation will continue and we could be faced, without notice, with immediate payment obligations that we cannot meet. As of December 4, 2015, three of our subsidiaries, Parmac, GED and BlueNRGY LLC have obligations that are non-recourse to our Parent Company under separate secured credit facilities or deferred payment plans with trade creditors or both and, in the case of Parmac, finance leases undertaken for the purchase of motor vehicles, equipment and machinery as further described below. As part of the Reorganization Plans, our subsidiaries Parmac and Chatham Island Wind Limited issued Redeemable Preference shares with a face value of US$3,600,000 which are classified as non-current borrowings on our balance sheet (refer to Interest-bearing loans and borrowings – Note 18 in our audited financial statement at June 30, 2015).

Parmac

Working Capital Facility - secured: In April 2015 one of our subsidiaries, Parmac, secured a line of credit with an affiliate of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”), for up to US$0.5 million, referred to as the Parmac Liquidity Facility, against which Parmac has drawn the maximum amount of funds available to meet its working capital needs. The Liquidity Facility had a term of four months and reverted to being a demand note in July 2015. The facility has a commitment fee of 7.5% of the principal amount and interest is charged at 1.0% per month on the outstanding balance for the first 90 days (or duration of the facility if shorter), 1.25% per month on the outstanding balance during the next month and 2.0% per month on any outstanding exposure thereafter (a default rate) until the loan is repaid. The Parmac Liquidity Facility is currently secured by a lien on all of the assets of Parmac except statutory liens and liens under finance leases, as described below.

Deferred Trade Obligations (unsecured): As of December 4, 2015, Parmac had outstanding A$0.2 million of significantly overdue trade accounts payable. These deferred payables are being paid down on an informal deferred payment arrangement. Our direct trade creditors with deferred payment balances are cooperating to defer payments until we can arrange other financing or generate sufficient operating cash flows to pay the outstanding balances. However, there is no assurance that their cooperation will continue and we could be faced, without notice, with immediate payment obligations that we cannot meet. In aggregate, Parmac maintained a positive working capital balance as of October 31, 2015 after giving effect to the Parmac Liquidity Facility.

Finance Leases (secured): We have obligations under various financing leases for equipment and motor vehicles aggregating A$0.2 million as of October 30, 2015. The lessors have a perfected senior security interest in the equipment or vehicles covered by the leases. The terms of the leases vary, with the longest scheduled to be retired in approximately 3 years. Required payments under our financing leases are generally monthly or quarterly. We recognize these financing lease obligations as debt on our balance sheet. As of June 30, 2015 A$0.1 million of the financing leases were recorded as current obligations and the remaining A$0.2 million finance lease balance was classified as non-current.

Redeemable Preference Shares (unsecured): On execution of the Reorganization Plans, Parmac issued 2,200,000 US$1.00 non-voting, redeemable preference shares (“RPS”). The Parmac RPS are convertible in into parent company Ordinary Shares in whole or in part at any time after June 30, 2015 at a price of US$0.03785 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company. RPS receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. RPS are redeemable by Parmac, in whole or in part, at our sole election. The holder of the RPS may, at its discretion, force redemption through the sale of Parmac if the RPS have not been converted or redeemed by December 31, 2017. The RPS are classified as a liability on the Statement of Financial Position as there exists an obligation for Parmac to deliver either cash or another financial asset to the holder at some point in the future. The face value of the Parmac RPS at December 4, 2015 is US$2,200,000.

GED

Working Capital Facility (secured): In November 2014 Washington H. Soul Pattinson & Co. Ltd. (WHSP) extended to one of our subsidiaries – Green Earth Developers LLC (GED) a secured line of credit for up to US$0.36 million, referred to as the GED Liquidity Facility, against which we drew funds to fund operations and working capital for GED during the VA process. As of April 30, 2015, the Company had drawn the maximum amount available under the GED Liquidity Facility. The Liquidity Facility is repayable within 10 days of a repayment demand. No demand for repayment has been made at the date of this report. The interest rate applicable to funds drawn under the Liquidity Facility is 6.00 percent per annum calculated on any drawn amounts. The GED Liquidity Facility is secured by a first lien on the assets of GED.

Deferred Trade Obligations (unsecured): As of April 30, 2015, our GED subsidiary had past due balances with a number of large trade creditors who were collectively owed US$0.5 million. We entered into Payment Plan Agreements with these trade creditors whereby GED committed to make 18 monthly payments to these creditors to satisfy the indebtedness. No interest or other charges are payable on the Payment Plan Agreements. As of December 4, 2015 GED was current on its payment obligations under the Payment Plan Agreements and balances had been reduced to US$0.3 million.

BlueNRGY LLC

Deferred Trade Obligations (unsecured): As of December 4, 2015, our BlueNRGY LLC subsidiary had past due balances with a number of trade creditors who were collectively owed US$0.2 million. We have entered into deferred payment arrangements with a number of these creditors and are in discussions with the largest creditor to settle the balance owing through the issuance of our shares.

Chatham Island Wind Limited (CIWL)

Redeemable Preference Shares (unsecured): On execution of the Reorganization Plans, CIWL issued 1,400,000 RPS. The RPS are convertible in into parent company Ordinary Shares whole or in part at any time after June 30, 2015 at a price of US$0.03785 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company; provided however, if the CIWL contract with CIEL is terminated, the CIWL RPS cannot be converted. The CIWL RPS receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. RPS are redeemable by Parmac, in whole or in part, at our sole election. The holder of the RPS may, at its discretion, force redemption through the sale of CIWL if the RPS have not been converted or redeemed by December 31, 2017. The RPS are classified as a liability on the Statement of Financial Position as there exists an obligation for CIWL to deliver either cash or another financial asset to the holder at some point in the future. The face value of the CIWL RPS at December 4, 2015 is US$1,200,000.

5.C.            Research and Development

For our fiscal years 2013-2015 we did not conduct research and development.

5.D.            Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends affecting our businesses. Refer to Item 4.B. under the heading “Our Industry”.

5.E.            Off-Balance Sheet Arrangements

Except for amounts due under operating lease commitments disclosed below in Section F of this Item 5 we do not have any material off-balance sheet commitments or arrangements.

5.F.            Tabular Disclosure of Contractual Obligations

As of December 4 2015 our contractual, obligations, excluding trade creditors, were as set forth below:

		Payments Due By Period
(Amount in A$ 000)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Obligations under:
Operating leases	525	507	18	—	—
Financing leases	228	94	134	—	—
Borrowings and interest *	3,539	3,539	—	—	—
	4,292	4,140	152	—	—

* Excludes Redeemable Preference Shares as at December 4, 2015 there is no cash obligation associated with them

ITEM  6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.            Directors and Senior Management

The following table presents our directors, executive officers and key employees as of the date of this Report.

Name	Age	Position
Executive Officers
William Morro	61	Managing Director (the equivalent of an American company’s chief executive officer) and Director
Richard Pillinger	41	Chief Financial Officer and Secretary
Emmanuel Cotrel	34	Senior Vice President
Peter Maros	28	Senior Vice President
Non-Executive Directors
Carlo Botto	54
Yves-Regis Cotrel	62

Executive Officers

William Morro. Mr. Morro was appointed to our Board in February 2014 and has served continuously in that capacity since then except for a brief interruption during the VA process when the Administrator assumed all governance responsibilities. Mr. Morro was appointed our Managing Director and Chairman on February 9, 2015. Mr. Morro is also a Managing Partner of the InterAmerican Group, a U.S. investment and advisory firm focused primarily on middle-market businesses with cross-border operations in North America and/or Latin America. He also currently serves as a member of the board of supervisors of JSC “Capital Bank” of Georgia and is Chairman of the Board of CNC Development Limited, a company with interests in the civil infrastructure sector in China, Prior to joining InterAmerican in 2001, Mr. Morro headed private equity business units for BMO Group and Heller Financial and was a Principal and shareholder of the international management consulting firm, Cresap, McCormick & Paget until shortly after its acquisition by Towers, Perrin. He holds an undergraduate degree from Dartmouth College and a Masters degree from the Kellogg Graduate School of Management at Northwestern University. Mr. Morro has three decades of senior executive and board experience with more than 20 companies, both public and private, in which he has been a direct investor.

Richard Pillinger. Mr. Pillinger is our Chief Financial Officer, having been appointed to this role in October 2011, and also served as our Corporate Secretary since May 2010. Immediately prior to joining the Company, Mr. Pillinger held positions with a number of WHSP affiliates, including portfolio Chief Financial Officer for Pitt Capital Partners Limited, BKI Investment Company and Souls Private Equity Limited and Chief Executive Officer of Corporate and Administrative Services Pty Ltd. WHSP is currently our second largest shareholder. Mr. Pillinger’s previous roles within other ASX listed companies include Group Finance Manager and Commercial Manager for Volante Group Limited and Commander Communications Limited, respectively. Mr. Pillinger has significant international business experience, having worked in accounting audit and advisory positions in London before relocating to Australia. Mr. Pillinger is a Fellow of the Institute of Chartered Accountants England & Wales and has a Bachelor of Science Degree from the University of Nottingham.

Emmanuel Cotrel. Since January 27, 2015, Emmanuel Cotrel has been a Senior Vice President and responsible for strategy and corporate development as well as serving as the senior executive officer of BlueNRGY LLC, one of the subsidiaries comprising our Monitoring & Performance Analytics business. Mr. Cotrel founded BlueNRGY LLC in 2012 and prior to that he was a co-founder and principal of an investment fund, L14 FCP SIF, affiliated with the Edmond de Rothschild Bank; the fund targeted investments in or acquisition of renewable energy infrastructure projects across Europe, specifically wind and solar power generation systems. Before co-founding BlueNRGY and L14, Mr. Cotrel was a co-founder of SeaMobile, Inc. (USA), currently an industry leader in global maritime telecommunications where he was active in acquisitions and other development matters until 2006. Prior to his involvement with SeaMobile, Mr. Cotrel worked in the International Private Banking division at HSBC Private Bank in New York. He is an active member of the US-based Cotrel Spinal Research Foundation and the France-based Yves Cotrel Foundation affiliated with the Institut de France. Mr. Cotrel graduated from IMIP MBA Institute (INSEEC business school in Paris, France) in 2004.

Peter J. Maros. Since September 1, 2015, Mr. Maros has been a Senior Vice President and responsible for our solar PV design and installation business in North America. In this capacity he also serves as the senior executive officer of GED. Prior to joining the Company, Mr. Maros was Executive Director of Shoals Technologies Group, a leading U.S. supplier of balance-of-system components for solar PV systems. Before that he co-founded the renewables group for Future Energy Solutions, a leading global distributor of electronics, including components for solar installations and served as the Renewable Energy Director. Previously he worked in investment banking for Merrill Lynch. Mr. Maros is a graduate of the Kelly School of Business at Indiana University.

Directors

Carlo Botto. Mr. Botto is a non-executive member of our Board. His affiliation with the Company began in 2011 when he served as a consultant. In 2012, he was appointed Senior Vice President of Strategy & Development and continued in an executive role until his resignation as an executive in 2014. In 2013, he was appointed as a Board member and has been a director continuously since then, with a brief interruption during our VA process when the Administrator assumed all governance responsibilities. Mr. Botto has extensive energy industry experience, having worked in various roles in the energy supply industry in Australia and North America over 30 years. These roles have included senior executive positions responsible for wholesale energy trading, retail marketing, corporate strategy, risk management and regulatory/corporate affairs. Immediately prior to joining the Company, Mr. Botto was a senior executive with CLP (0002.HK) working in Melbourne, Australia from 2004 to 2010. Mr. Botto has a Bachelor of Engineering (Electrical) from University of NSW and a Graduate Diploma in Engineering (Asset Management) from Monash University.

Yves-Regis Cotrel. Yves-Regis Cotrel has been a non-executive member of the Board since January 27, 2015. He is the Founder and, until his retirement in 2008, was President of Group Quietude, a real estate investment and operations firm with properties in Europe. From 1976 through his retirement in 2000 to form Group Quietude, Mr. Cotrel held senior executive positions first with the Sofamor Group, a world leader in manufacturing devices, equipment and biomaterials used in the treatment of spinal and cranial disorders, and then with its successor companies through various business combinations. In this capacity he developed distribution networks in more than 20 countries in Europe, the Middle East and Asia. Successor businesses to Sofamor Group included the Sofamor-Danek Group, which was formed through business combination with Danek USA and then Medtronic (NYSE: MDT) which merged with Sofamor-Danek Group in 1999. Mr. Cotrel holds a MSc in Management from IAE Lille and a Bachelor of Law degree from L’Ecole de Notariat de Paris.

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

Arrangements Concerning Election of Directors; Family Relationships

6.B.             Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in the fiscal year ended June 30, 2015.

	Short-term Benefits		Post- employment Benefits	Value of Share- based Payments
Amounts in A$	Salary and Fees	Other	Superannuation	Shares	Options	Total

Gerard McGowan – CEO and Chairman (until November 14, 2015) (i)	275,013	—	—	—	—	275,013
Todd Barlow – Director (ii)	—	—	—	—	—	—
William Morro – Director; CEO from January 28, 2015 (iii)	189,999	—	—	—	—	189,999
Carlo Botto - Director (iv)	34,390	—	3,610	—	—	38,000
John Chapple – Director (v)	—	—	—	—	—	—
John Donohue - Director(vi)	—	—	—	—	—	—
Yves-Regis Cotrel - Director (vii)	38,000	—	—	—	—	38,000
Richard Pillinger - Chief Financial Officer	246,975	—	23,446	—	—	270,241
Emmanuel Cotrel - Senior Vice President - Data Analytics and Monitoring (viii)	147,878	—	—	—	—	147,878

Patrick Lennon - Senior Vice President, Wind and Off Grid Solutions (ix)	172,694	5,762	16,039	—	—	194,495
James Greer - CEO of International Operations (x)	114,035	—	—	—	—	114,035
Total	1,218,984	5,762	43,095	—	—	1,267,841

Notes:

i.	Voluntary leave of absence as of October 23, 2014, suspended as of November 14, 2015 and subsequently terminated as Managing Director by the Administrator; resigned as a director effective December 30, 2015.

ii.	Resigned effective July 18, 2014.

iii.	Stood down effective November 14, 2014 pursuant to the VA process; reinstated as a director effective January 27, 2015; appointed as Managing Director and Chairman of the Board effective February, 2015; salary amount includes accrued compensation that has been deferred and was not paid in our 2015 fiscal year.

iv.	Stood down effective November 14, 2015 pursuant to the VA process; reinstated as a director on January 27, 2015. Salary amount includes accrued compensation that has been deferred and was not paid in our 2015 fiscal year.

v.	Director February 2 to June 16, 2015. Mr. Chapple did not receive any Director fees for the period of his tenure.

vi.	Director January 27 to July 31, 2015. Mr. Donohue did not receive any Director fees for the period of his tenure.

vii.	Director since January 27, 2015. Salary amount includes accrued compensation that has been deferred and was not paid in our 2015 fiscal year.

viii.	Executive since January 27, 2015. Salary amount includes accrued compensation that has been deferred and was not paid in our 2015 fiscal year.

ix.	Terminated January 27, 2015.

x.	Terminated December 1, 2014.

Remuneration Policy

All key executives are eligible to receive a base salary, post-employment benefits (including superannuation), fringe benefits (including provision of a motor vehicle or the payment of a car allowance where necessary) and performance incentives, including equity-linked compensation. Performance incentives are generally only paid once predetermined key performance indicators have been met. Our executives and members of our Board based in Australia receive a superannuation guarantee contribution required by the government, which is currently 9.25% of base salary, and do not receive any other retirement benefits. Some individuals, however, have chosen to allocate part of their annual compensation to increase payments towards superannuation.

The employment terms and conditions for our executives and directors have historically been formalized in contracts of employment or service contracts. This has not typically been the case subsequent to the effectiveness of our Reorganization Plans, however, we expect to put in place formalized agreements with our key managers following reconstitution of our Board Compensation Committee. In those cases where employment agreements are applicable, termination payments are not payable upon resignation or under the circumstances of unsatisfactory performance.

The remuneration of directors and key executives is determined by the Compensation Committee or the full Board. It is our objective to review and adjust executive compensation and performance incentives on an annual basis, however, this was not achieved during our 2015 fiscal year or subsequently following the effectiveness of our Reorganization Plans. The Board’s policy is to remunerate non-executive directors at market rates for time, commitment and responsibilities. All remuneration paid to key management personnel is valued at the cost to the company and expensed.

Service Agreements

The following key executives have service agreements as follows:

Richard Pillinger is employed by BlueNRGY Group Limited as a permanent, full- time employee. Mr. Pillinger commenced his position with us in October 2011, with a base salary of A$272,500, inclusive of superannuation. He has a notice period of 3 months. The contract provides for a bonus upon meeting defined performance objectives mutually established by the executive and the Managing Director.

Emmanuel Cotrel is employed by BlueNRGY LLC as a permanent, full-time employee pursuant to an employment agreement that commenced June 14, 2014. Under his agreement, Mr. Cotrel is an at-will employee, however, if employment is terminated without cause, Mr. Cotrel would be entitled to six months of severance at his base salary. Base salary under the contract is $250,000 subject to a 6-month severance, which severance is increased to 12 months if the employer requires compliance with non-compete provisions of the contract which extend for a 12-month period. The contract provides for bonus payments of up to 100% of base compensation, subject to meeting targets set by the board.

Employee Equity Plan

On May 8, 2014, the Board adopted the 2014 Equity Plan that will serve as our primary employee share incentive plan. We have reserved 400,000 ordinary shares for issuance under the 2014 Equity Plan. The number of ordinary shares reserved under the 2014 Equity Plan is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. Any other increase in the number of ordinary shares reserved under the 2014 Equity Plan must be approved by the Board and shareholders. If an outstanding award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if the ordinary shares acquired pursuant to an award that are subject to forfeiture are forfeited without cost by the company, the ordinary shares allocable to the terminated portion of such awards or such forfeited ordinary shares shall again be available for issuance under the 2014 Equity Plan.

As long as we are a publicly held corporation within the meaning of Section 162(m) of the Code, no individual may be granted awards under our 2014 Equity Plan of more than 50,000 of our ordinary shares in any full fiscal year of the Company and for our fiscal year ending June 2014, no individual may be granted awards having a value of more than $200,000 at the time of grant.

The 2014 Equity Plan will be administered by the Compensation Committee of the Board. The Compensation Committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Equity Plan.

The following types of awards may be granted under the 2014 Equity Plan:

Share Options. A share option is a right to acquire our ordinary shares. The Compensation Committee may grant non-qualified share options or “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Incentive stock options only may be granted to our employees. If a share option intended to qualify as an incentive stock option does not so qualify it will be treated as a non-qualified share option.

The Compensation Committee will determine the terms of each share option. The exercise price of each share option may not be less than the fair market value of our ordinary shares on the date of grant. The term of each share option will be fixed by the Compensation Committee and may not exceed 10 years from the date of grant. Share options may vest and become exercisable upon continued service to the company or upon the achievement of certain performance criteria. The Compensation Committee will determine when each option may be exercised and other conditions applicable to the share option.

Share Appreciation Rights. A share appreciation right (SAR) is an award based upon a specified number of our ordinary shares that entitles the participant to receive a payment equal to the excess of the fair market value of our ordinary shares when the SAR is exercised over the exercise price of the SAR. The exercise price for each SAR will be determined by the Compensation Committee but may not be less than the fair market value of our ordinary shares on the date of grant. SARs may vest and become exercisable upon continued service to the company or upon the achievement of certain performance criteria. The Compensation Committee will determine when each SAR may be exercised, any other conditions applicable to it, and whether it will be settled in cash or our ordinary shares.

Restricted Share Awards. A restricted share award entitles the participant to subscribe for our ordinary shares, upon payment of no less than their nominal value, but the ordinary shares are subject to restrictions, which may include restrictions on transfer or forfeiture provisions. The Compensation Committee will determine whether such restrictions will lapse upon continued service to the company or upon the achievement of certain performance factors, and any other conditions applicable to the restricted shares.

Restricted Share Units. A restricted share unit represents the right to acquire one ordinary share on a specified date, subject to such conditions and restrictions as the Compensation Committee may determine, including continued service to the company or service with us through a specified vesting period or the attainment of certain performance criteria.

Performance Awards. Performance awards may be granted in the form of performance shares or performance units. A performance award is an award of a cash payment or an award denominated in our ordinary shares that is subject to the achievement of certain performance criteria. Our Compensation Committee will determine the performance criteria and any other conditions applicable to the award, and whether the award will be settled in cash or in our ordinary shares. For participants in the United States, the performance awards are intended to qualify as “performance-based remuneration” under Section 162(m) of the Code.

Other Share Awards. In addition to the awards described above, the Compensation Committee may carry out the purpose of the 2014 Equity Plan by awarding share-based awards as it determines to be in the best interests of the company and subject to such other terms and conditions as it deems necessary and appropriate.

Awards lapse upon the participant ceasing to be employed or engaged by us, with the exception that share options and share appreciation rights, to the extent vested and exercisable, may be exercised during a limited period of time after the participant leaves.

Awards granted under our 2014 Equity Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our Compensation Committee.

The Compensation Committee may award dividend equivalent rights in respect of awards made under the 2014 Equity Plan, other than share options and share appreciation rights, but rights granted in respect of an award that is subject to vesting conditions will be subject to those vesting conditions.

Our Compensation Committee may not, without shareholder approval, re-price our outstanding share options or share appreciation rights.

In the event of a change in control of the Company, the outstanding awards may be treated as described below. For share options and share appreciation rights, the Compensation Committee may provide in any award agreement or, in the event of a change in control, may take such actions as it deems appropriate to provide for the acceleration of the vesting and exercisability of the share option or share appreciation rights in connection with the change in control. In addition, the surviving, continuing, successor, or purchasing corporation, as the case may be (the “Acquiring Corporation”), may, without the consent of the participant, either assume the company’s rights and obligations under the outstanding share options and share appreciation rights and substitute for the outstanding share options and share appreciation rights substantially equivalent share options or share appreciation rights for the Acquiring Corporation’s shares. Any share options or share appreciation rights which are neither assumed or substituted for by the Acquiring Corporation in connection with the change in control nor exercised as of the date of the change in control shall terminate as of the date of the change in control.

With regard to awards other than share options and share appreciation rights, the Compensation Committee may provide in any award agreement or, in the event of a change in control, may take such actions as it deems appropriate to provide for the acceleration or waiver of any applicable vesting condition, restriction period or performance criteria applicable to the award held by participant, whose service to the Company has not terminated prior to the change in control, effective immediately prior to the consummation of the change in control; provided, however, that such acceleration or waiver shall not occur to the extent such award is assumed or substituted with a substantially equivalent award by the Acquiring Corporation in connection with the change in control.

Our Board may suspend, amend or terminate the 2014 Equity Plan and our Compensation Committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the participant’s consent. Certain amendments to the 2014 Equity Plan may require the approval of our shareholders.

We anticipate that our 2014 Equity Plan will terminate ten years from the date our shareholders approve our 2014 Plan, unless earlier terminated by our Board as described above.

6.C.             Board Practices

Independence

The Company defines director independence in accordance with the NASDAQ Listing Rules. The NASDAQ Listing Rules in turn allow the Company, as a foreign private issuer, to follow its home country practice in lieu of the requirements of the NASDAQ Listing Rules.

In Australia there are no mandatory corporate governance structures and practices that must be observed by any company. The ASX Corporate Governance Council (the “Council”) publishes the Corporate Governance Principles and Recommendations (the “Guidelines”) for those companies listed on the ASX. The Guidelines contain recommendations of eight core principles which are intended to be a reference point for companies in respect of corporate governance structures and practices. While it is not mandatory to follow the recommendations, companies listed on the ASX are required to disclose to shareholders in their annual report the extent to which the company has followed the recommendations and, if the recommendations have not been followed, the reasons for not following them.

As the Company is not listed on the ASX, this Report does not contain the corporate governance statement required by the Guidelines disclosing the extent to which the Company has followed each recommendation set by the Council. Rather, this Report only contains references to the recommendations the Company considered when setting its corporate governance policies.

Under the Guidelines, if an executive has been an executive of a Company within the last three years, it is a factor that indicates such person is not independent.  However, the Guidelines also give the Board express latitude to assess the relationship of each Board member to the Company and to make a determination about whether such Board member is independent, most notably in respect of audit committee service.

The Board has assessed Mr. Botto's relationship with the Company and determined him to be independent, having considered that:

●	Executive management in place during Mr. Botto's tenure as an employee is no longer associated with the Company.

●	Much of Mr. Botto's activity was related to the Company's Wind Development business, which has been discontinued as a result of the VA.

●	Mr. Botto's role during 2013 and 2014 was not full time and was a functional one involving objective assessment of industry and competitive dynamics; he had no association with preparation of Company financial statements.

●	Historical and contractual ties between the Company and material vendors that originated during Mr. Botto's executive tenure were terminated as a result of the VA.

●	Mr. Botto has no identifiable vested interests in Company affairs that would affect his independence.

Audit Committee

On February 9, 2015, Mr. Donohue and Mr. Botto were appointed to the Audit Committee, Mr. Morro resigned as a member of the Audit Committee, and Mr. Donohue was appointed as the Audit Committee Chairman. However, due to Mr. Donohue’s resignation from the Board on July 31, 2015, Mr. Botto is the only member of the Audit Committee as of the date of this Report.

Compensation Committee

On February 9, 2015, Mr. Chapple and Mr. Donohue were appointed to the Compensation Committee and Mr. Morro resigned as a member of the Compensation Committee. However, Mr. Chapple resigned from the Board on June 16, 2015 and Mr. Donohue resigned from the Board on July 31, 2015. Until replacement members of the Committee can be appointed, matters previously delegated to the Compensation Committee are being considered by the full Board.

6.D.             Employees

As of December 4, 2015, we employed approximately 102 employees world-wide being predominantly full-time, permanent employees. Our employees are supported from time-to-time by consultants and contractors, the number of which varies. The breakdown of employees at the end of each of our last three fiscal years and as of December 4, 2015 per division is:

	Number of Employees
	As of June 30,			As of December 4,
Business Segment	2015	2014	2013	2015
Head office	6	11	12	5
Solar PV	15	26	30	9
Large-scale wind	1	5	4	1
CapTech	—	18	18	—
Parmac	60	50	63	62
Data Monitoring/O&M	5	—	—	25
Total	87	127	130	102

Of our 102 employees as of December 4, 2015, 71 were located in Australia and 31 were in the United States. In addition, we engage specialist consultant and temporary personnel from time to time as required to meet the needs of our businesses.

We believe that our relations with employees are good and we have not experienced any significant labor stoppages or disputes. Except for approximately 35 employees of Parmac, our employees are not represented by labor unions or covered by collective bargaining agreements

6.E.             Share Ownership

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

The following table presents certain information regarding the beneficial ownership of our ordinary shares as of December 4, 2015 by:

●	each person known by us to be the beneficial owner of more than five percent (5%) of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our current directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Shares
	Number	Percentage (2)
Washington H. Soul Pattinson & Company Limited (3)	82,266,543	17.83%
ESOL B.V. (4)	42,272,127	9.16%
Alpha Capital Anstalt (5)	36,329,822	7.87%
Directors and Executive Officers
Mr. Carlo Botto (6)	1,575,219	0.34%

Mr. Emmanuel Cotrel (7)	32,561,336	7.064%

Mr. Yves-Regis Cotrel (7)(8)	61,440,622	13.31%

Mr. William Morro (9)	23,382,496	5.07%

Mr. Richard Pillinger	5,000,000	1.08%

Executive officer (as defined by Rule 3b-7 of the Securities and Exchange Act of 1934) and directors as a group (5 persons, including the executive officer and directors names above) (10)	116,529,292	25.25%

(1)	Unless otherwise indicated, the address for each of the shareholders is c/o BlueNRGY Group Limited, 32 Martin Place, 11th Floor Sydney, NSW 2000.

(2)	The applicable percentage of ownership for each beneficial owner is based on 461,444,980 ordinary shares outstanding as of December 4, 2015. In calculating the number of shares beneficially owned by a shareholder and the percentage of ownership of that shareholder, ordinary shares issuable upon the exercise of options or warrants, or the conversion of other securities held by that shareholder, that are exercisable within 60 days, are deemed outstanding for that holder; however, such shares are not deemed outstanding for computing the percentage ownership of any other shareholder.

(3)	Address of the shareholder is GPO BOX 479, Sydney, NSW 2001

(4)	Address of the shareholder is c/o Zala Group LLC (U.S. Agent), 110 E. Broward Blvd Suite 1900, Fort Lauderdale, FL 33301; number of shares includes all shares owned by G. Armenta, an affiliate of shareholder.

(5)	Address of the shareholder is Pradefant 7, 9490 Furstentums, Faduz, Lichtenstein

(6)	Includes all shares owned by Mr. Botto’s spouse, the beneficial ownership of which is disclaimed.

(7)	Includes all shares owned by Ryames Investment Company LLC (7,430,381 ordinary shares). Ryames Investment Company LLC is an affiliate of both Mr. Emmanuel Cotrel and Mr. Yves-Regis Cotrel.

(8)	Includes shares owned by Mr. Yves-Regis Cotrel’s spouse, the beneficial ownership of which is disclaimed.

(9)	Includes shares owned by WHI, Inc Retirement Savings Plan Trust, of which Mr. Morro is the beneficial owner.

(10)	Shares owned by Ryames Investment Company LLC are counted only once in the total for our executive officers and directors as a group.

ITEM  7      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.             Major Shareholders

Six shareholders known to us owned beneficially more than 5% of our ordinary shares as of December 4, 2015. See Item 6.E under the heading “Beneficial Ownership of Senior Management and Directors”.

As of December 4, 2015, we estimate that 27.0% of our ordinary shares were held in the United States by 80 holders of record, and 73.0% of our ordinary shares were held in various foreign jurisdictions by 2,565 holders of record. None of the holders of our ordinary shares has different rights from other shareholders.

7.B.             Related Party Transactions

Other than direct payments of compensation and reimbursement of out-of-pocket expenses incurred in the ordinary course and in accordance with our policies, during our 2015 fiscal year and subsequently through the date of this Report, other than as disclosed below, we have not entered into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that give them significant influence over us, and close members of any such individual’s family; (d) our key management personnel and directors and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence. The value of the consideration ascribed to these transactions, including the exchange value for our ordinary shares at the time the transactions occurred was at the amounts agreed to by parties and approved by our Board. We believe that all of these transactions were conducted on terms substantially equivalent to, or no less favorable to the Company, than those that would have been established for similar transactions with non-affiliated parties.

During the period from July 1, 2015 through December 4, 2015:

●	Between July 1, 2015 and the date of this report, affiliates of our Managing Director, Mr. Morro, have made cash advances to us in the aggregate amount of $619,991 to pay certain of our operations expenses. The amounts advanced have not been repaid as of the date of this Report and are included in the amounts payable under the MD Affiliate Note described in Item 8.B. under the heading “(b) – Financing”.

●	On November 30, 2015, our Managing Director, Mr. Morro, agreed to accept, and our Board unanimously approved, the issuance of our ordinary shares, at price per share of $0.03785, subject to adjustment for share splits and consolidations, in exchange for the following amounts accrued by us: (i) $148,656 , representing 100% of the compensation payable to him by the Company from the effective date of our Reorganization Plans through June 30, 2015 plus (ii) $43,750, representing 50% of the compensation payable to him by the Company from July 1, 2015 through September 30, 2015. Our commitments to pay the remainder of Mr. Morro’s unpaid compensation have been documented in a separate agreement, the MD Deferred Compensation Agreement, effective November 30, 2015. Pursuant to the MD Deferred Compensation Agreement, until his deferred compensation is paid, Mr. Morro has also been granted the right to exchange any or all of such amounts for our ordinary shares at a price per share of $0.03785, subject to adjustment for share splits and consolidations. A tax-gross-up applies to compensation paid in the form of our ordinary shares.

●	Affiliates of William Morro, our Managing Director, acted as escrow agent, without compensation, for the collection of equity offering participations totaling $3,000,000 in connection with purchases of our equity securities by investors who are not affiliates of Mr. Morro.

●	Between July 1, 2015 and the date of this Report, Mr. Morro has incurred expenses for travel and made disbursements for operating expenses incurred on our behalf. In aggregate, we have accrued an aggregate of A$30,000 for such expenses incurred by Mr. Morro thus far during our 2016 fiscal year. Through the date of this Report, we have reimbursed A$Nil to Mr. Morro for such expenses and expect to reimburse the remainder as soon as practicable, subject to completion of our internal review procedures. Amounts actually reimbursed to Mr. Morro may differ from the amounts accrued.

●	On November 30, 2015, our Senior Vice President Emmanuel Cotrel, agreed to accept, and our Board unanimously approved, the issuance of our ordinary shares, at price per share of $0.03785, subject to adjustment for share splits and consolidations, in exchange for $145,883, representing 100% of the compensation payable to him by BlueNRGY through December 31, 2014. His compensation for calendar year 2015 has been deferred and, unless previously paid by the Company may be exchanged by Mr. Cotrel for our ordinary shares at a price per share of $0.03785, subject to adjustment for share splits and consolidations. Our commitments to pay the remainder of Mr. Cotrel’s unpaid compensation and his right to exchange such amount for our ordinary shares is documented in an agreement, the EC Deferred Compensation Agreement, effective November 30, 2015.

During the fiscal year ended June 30, 2015:

●	Between July 1, 2014 and his voluntary leave of absence on October 23, 2014, the Company and its subsidiaries made a series of payments to a Director, Mr. McGowan, totaling $121,900 and that were outside of the Company’s customary approval processes. Such payments were purported by Mr. McGowan to be for reimbursement of costs incurred on behalf of the company and paid by himself. The Company has not been provided with adequate documentation by Mr. McGowan to determine whether or not these costs represent bona fide costs incurred on behalf of the Company. These payments have been recognized as an expense in our fiscal year 2015.

●	In April 2015 one of our subsidiaries, Parmac, secured a line of credit with an affiliate of our Managing Director, Mr. William Morro, for up to US$0.5 million, referred to as the Parmac Liquidity Facility, against which we have drawn funds to meet working capital needs of Parmac. As of May 29, 2015, the Company had drawn $499,000 under the Parmac Liquidity Facility. The Liquidity Facility has matured and is repayable on demand, although no demand has been issued as of the date of this Report. . The facility included a commitment fee payable by the Parmac of 7.5% of the principal amount and interest was charged at 1.0% per month on the outstanding balance for the first 90 days, 1.25% per month on the outstanding balance during the next month and 2.0% per month on any outstanding amount due thereafter (a default rate) until the loan is repaid. The Parmac Liquidity Facility is secured over the trade receivables of Parmac.

●	Some of our Directors, or their related entities, subscribed to purchase our ordinary shares under a Securities Purchase Agreement as follows:

Director	Subscription Amount US$	Subscription PricePerShare US$	Number of Ordinary Shares Issued
Mr. John Chapple	$500,000	$0.03785	13,210,040
Mr. Yves-Regis Cotrel	$450,000	$0.03785	11,889,036
Mr. William Morro	$600,000	$0.03785	15,852,048

●	Some of our Directors, Associate Directors and Executives, or their related entities, who were shareholders in BlueNRGY LLC at the time we acquired it, were issued our ordinary shares under the Purchase Agreement as shown in the table immediately below. This transaction occurred before these individuals were appointed to the Board or became Executives of the Company:

Director	Number of Ordinary Shares Issued
Mr. Yves-Regis Cotrel *	36,285,377
Mr. John F. Donohue	7,722,918
Mr. Emmanuel Cotrel	19,130,955
Mr. William Marks	12,951,743

* Included in the shares issued to Mr. Yves-Regis Cotrel were 7,965,997 shares issued in exchange for a loan of US$301,513 Mr. Cotrel had provided to BlueNRGY LLC prior to its acquisition by us. The exchange price was US$0.03785 per share.

●	Pursuant to the BlueNRGY LLC share purchase agreement the following shares were allocated to some of our Directors and Executives in January 2015 (or upon their appointment if later) as follows:

Number of Ordinary Shares Issued
Directors
William Morro	7,500,000
Carlo Botto	1,500,000
John Chapple	850,000
John Donohue	850,000
Yves-Regis Cotrel	850,000

Executive
Richard Pillinger	5,000,000
Emmanuel Cotrel	6,000,000

●	In March 2015, Mr. Emmanuel Cotrel was paid $36,203 for amounts owed to him by BlueNRGY LLC at the time of its acquisition by us.

●	In March 2015, an affiliate of Mr. Emmanuel Cotrel and Mr. Yves-Regis Cotrel was paid $25,419 for amounts owed to their affiliate by BlueNRGY LLC prior to its acquisition by us.

●	In March 2015, an affiliate of Mr. Morro was paid $10,553 in repayment of a loan made to BlueNRGY LLC prior to its acquisition by us.

●	In December 2014 and January 2015, an affiliate of our Managing Director, Mr. Morro, made cash advances to the Administrator on our behalf in the total amount of $58,590. These amounts were advanced to pay certain of our expenses in connection with the preparation of the DOCA and interim operations thereunder. The amounts advanced have not been repaid as of the date of this Report and are included in the amounts payable under the MD Affiliate Note described in Item 8.B. under the heading “(b) – Financing”.

●	Between our exit from VA and June 30, 2015, affiliates of our Managing Director, Mr. Morro, made cash advances to us in the total amount of $284,000 to pay certain of our operations expenses. The amounts advanced have not been repaid as of the date of this Report and are included in the amounts payable under the MD Affiliate Note described in Item 8.B. under the heading “(b) – Financing”.

●	Affiliates of William Morro, our Managing Director, acted as escrow agent, without compensation, for the collection of equity offering participations totaling $1,500,000 in connection with the consummation of our Reorganization Plans and subsequent purchases of our equity securities by investors who are not affiliates of Mr. Morro.

●	During our 2015 fiscal year, Mr. Morro incurred expenses for travel and made disbursements for operating expenses incurred on our behalf. In aggregate, we accrued an aggregate of A$90,000 for such expenses incurred by Mr. Morro for our 2015 fiscal year. Through the date of this Report, we have reimbursed A$Nil to Mr. Morro for such expenses and expect to reimburse the remainder as soon as practicable, subject to completion of our internal review procedures. Amounts actually reimbursed to Mr. Morro may differ from the amounts accrued.

7.C.            Interests of Experts and Counsel

Not applicable

ITEM  8.     FINANCIAL INFORMATION

8.A.            Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are stated in Australian Dollars (A$) and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

See our audited financial statements for the fiscal years ended June 30, 2015 and June 30, 2014 included under Item 18 of this annual report.

Legal Proceedings

In December 2014, a class action securities suit was filed in a federal court in the Eastern District of Texas against the Company and various current and past officers and directors, namely Mr. William Morro, Mr. Carlo Botto, Mr. Richard Pillinger, Mr. Todd Barlow, Mr. Gerard McGowan and Mr. James Greer, as well as various third parties. The lawsuit was subsequently amended to include as a defendant CBD Energy USA Limited, one of our U.S. subsidiaries. Mr. Morro, formerly a non-executive independent director currently serves as Chairman of the Company’s Board and its Managing Director (the Australian entity equivalent of a CEO); Mr. Botto continues as a non-executive member of the Board; and Mr. Pillinger is the Company’s CFO. The other individuals named as parties to the lawsuit are no longer associated with the Company. This lawsuit is still pending with respect to the former officers and directors and our U.S. subsidiary and we believe that those parties intend to defend themselves vigorously. The DOCA had the effect of extinguishing the direct claims against the Company in this action, however, the possibility remains that the plaintiffs will endeavor to press their claims in jurisdictions outside Australia. It is impossible to estimate the outcome or the costs to us of such an action if it were to occur.

In December 2014, a different lawsuit was filed in New York State Supreme Court by one of the holders of Series B Preferred Shares against the Company and Messrs. Morro, Botto, and McGowan. This action was withdrawn without prejudice in April 2015, but prior thereto Mr. Morro and Mr. Botto entered into a settlement with respect only to themselves in their capacity as directors that precludes the plaintiff reasserting the suit against them except in the case that plaintiff is itself sued in connection with losses suffered on the investment. The suit can be reasserted again at any time against Mr. McGowan or other competent officers or directors or against us. Although the DOCA had the effect of extinguishing the claims against us in this action, the possibility remains that the plaintiffs could endeavor to press their claims in jurisdictions outside Australia. It is impossible to estimate the outcome or cost to us of such an action were it to occur.

We are not currently a party to any other material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation.

8.B.            Significant Changes

The following material events have occurred subsequent to June 30, 2015 on the dates indicated:

(a) Transactions

On September 16, 2015, in a transaction referred to as the Draker Transaction, we acquired the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Refer to Item 4.A. under the heading “Recent Acquisitions”.

(b) Financing

During our reorganization process and subsequent to the effectiveness of the Reorganization Plans, affiliates of William Morro, our Managing Director, have made cash advances to us to fund our operations (refer to Item 7.B. under the heading “Related Party Transactions”). Effective November 30, 2015 we entered into an agreement unanimously approved by our Board, referred to as the MD Affiliate Note, regarding the terms for such advances and, subject to Board approval, future advances from Mr. Morro and his affiliates. The MD Affiliate Note establishes an outside repayment date for the funds advanced of July 30, 2016, sets the rate of interest at 15% per annum from the date of any advance through the repayment date, provides for the Company to repay any or all of the outstanding principal at any time and, until repaid by the Company, grants our Managing Director the right to exchange any or all of the outstanding amounts payable under the note for our ordinary shares at a price per share of $0.03785, subject to adjustment for share splits and consolidations. The foregoing summary description is qualified in its entirety by the terms of the MD Affiliate Note filed with this Report as an Exhibit.

In addition to the MD Affiliate Note, Mr. Morro’s agreement to accept our ordinary shares in exchange for $192,406 of compensation due to him was conditioned on the Company agreeing to (i) make an incremental cash payment to him prior to April 15, 2016, referred to as a Gross-up Payment, sufficient to pay the cash taxes he would expect to incur as a result of the arrangement to compensate him in shares instead of cash and (ii) terms under which we would pay, on a deferred basis, the remainder of the compensation due to him through December 31, 2015, subject to a right, until the deferred compensation amounts are paid, for him to elect to receive ordinary shares in lieu of cash. The foregoing arrangements related to Mr. Morro’s compensation are documented in the MD Deferred Compensation Agreement, unanimously approved by our Board, and a copy of which is filed with this Report as an Exhibit.

The compensation due to Mr. Emmanuel Cotrel under his employment agreement (refer to Item 6.B. under the heading “Compensation”) and for a brief period prior to the inception of the employment agreement has been deferred. As of June 30, 2015 our financial statements reflected an accrual of $270,883 pertaining to compensation payable to Mr. Cotrel. Effective November 30, 2015 we entered into the EC Deferred Compensation Agreement with Mr. Cotrel (refer to Item 7.B. under the heading “Related Party Transactions”) pursuant to which we committed to (i) issue ordinary shares at a price per share of $0.03785 in exchange for 100% of the unpaid compensation due to him from BlueNRGY LLC through December 31, 2014 ($145,883) and (ii) pay, on a deferred basis, the remainder of the compensation due to him through December 31, 2015, subject to a right, until the deferred compensation amounts are paid, for him to elect to receive ordinary shares in lieu of cash.

(c) Other

Listed Status and Trading

Our ordinary shares were delisted from The NASDAQ Capital Market with effect from August 3, 2015.

On September 9, 2015, FINRA, the Financial Industry Regulatory Authority approved our shares for trading in the over-the-counter market (OTC Markets) under the ticker symbol CBDEF.

(d) Issuance and Repurchases of Ordinary Shares and Other Equity-Linked Securities

As of June 30, 2015 we had outstanding 409,925,825 ordinary shares. Subsequent thereto, through the date of this Report, we issued 51,519,155 ordinary shares pursuant to applicable exemptions from registration: all such shares were issued through subscription agreements having terms substantially equivalent to that filed in connection with capital raised to consummate the DOCA, including a price of $0.03785 per ordinary share.

In addition to ordinary shares issued at the Offering Price, certain holders of our Series B Preferred shares elected to convert 2,484 Series B Preferred Shares plus dividends accrued thereon into our ordinary shares at the stated conversion price of $0.05015125 per ordinary share. In satisfaction of the foregoing Series B Preferred Share conversions we have issued 51,448,606 ordinary shares. 600 Series B Preferred Shares remained outstanding as of this Report.

As of the date of this Report, we had 461,444,980 ordinary shares outstanding.

In addition to the issued and outstanding ordinary shares our Board has approved the issuance of 13,286,972 additional shares as follows and expects to issue them as soon as practicable following our pending share consolidation, if not before:

i.	5,083,382 ordinary shares to Mr. Morro in lieu of cash compensation due to him for his services between January 27, 2015 and September 30, 2015 (Refer to Item 7.B. under the heading “Related Party Transactions”);

ii.	3,854,240 ordinary shares to Mr. Emmanuel Cotrel in lieu of cash compensation due to him for his services to BlueNRGY LLC and us through June 30, 2015. (Refer to Item 7.B. under the heading “Related Party Transactions”);

iii.	3,849,350 ordinary shares to be issued to 84 of our employees, some of which are expected to be issued under our 2014 Equity Plan and will be subject to vesting; and

iv.	500,000 ordinary shares to vendors in consideration for services rendered or in exchange for indebtedness.

In conjunction with the Draker Transaction we also (i) issued convertible preferred shares in our subsidiary, Draker Corporation, referred to as Draker Preferred and (ii) issued warrants, to acquire our ordinary shares, referred to as Draker Warrants. The Draker Preferred issued in conjunction with the Transaction has a face value of $1,000,000 and is convertible by the holder at any time into our ordinary shares at a conversion price of $0.03785 per ordinary share. The holder of the Draker Preferred was granted an incremental investment right to purchase an additional $1,000,000 of Draker Preferred at any time prior to December 31, 2015 and as of the date of this Report has exercised such right with respect to $500,000, bringing the total face value of the Draker Preferred to $1.5 million. There are 26,420,079 Draker Warrants outstanding and each allows the holder to acquire one of our ordinary shares for $0.05678 per ordinary share through the warrant expiration date of December 31, 2018, subject to the Company’s right to repurchase each warrant for $0.001 once the 60-day VWAP of our ordinary shares exceeds 175% of the exercise price and the average daily trading volume during such period exceeds $100,000. This summary description of the warrant terms is qualified in its entirety by the terms of the warrant agreement, a copy of which is filed as an exhibit to this Report.

(e) Entry into Other Material Definitive Agreements

As noted above in (a) – Transactions, we entered into a definitive agreement on September 16, 2015 pursuant to which we acquired the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. For additional information regarding the Draker Transaction, refer to Item 4.A. under the heading “Recent Acquisitions”.

As further described in Item 10.C. “Material Contracts”, in July 2015 and October 2015 we entered into executory contracts with PESCO to design and install solar PV generating systems having an aggregate capacity of approximately 45MW – DC.

(f) Board and Executive Changes

Mr. John H. Chapple and Mr. John F. Donohue resigned as members of the Board on June 16, 2015 and July 31, 2015 respectively.

Effective June 5, 2015, Mr. Donald Reed, the senior executive at GED resigned. On September 1, 2015, Peter Maros was hired as a Senior Vice President of the Company overseeing our Solar PV design and installation business in North America. In this capacity he also serves as the senior executive officer of GED.

ITEM  9.     THE OFFER AND LISTING

9.A.            Offer and Listing Details

Australian Securities Exchange

Our ordinary shares traded on the ASX under the symbol CBD from 1989 through January 31, 2014. We were, however, suspended from trading on ASX on October 8, 1998. In calendar year1999 we had nominal non-cash assets and we had nominal operations. We resumed trading on ASX on April 18, 2000.The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX.

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

OTC Markets

As further described below under Item 9.C. “Markets”, our ordinary shares traded on the OTC Markets from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF and from September 9, 2015 through the date of this Report under the ticker symbol CBDEF. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the OTC Markets.

	CBD Ordinary Share Closing Prices
	US$
	High	Low
Fiscal Year 2014
Third Quarter	10.00	4.00
Fourth Quarter	18.00	3.00

Month (2015)
September	0.8000	0.0601
October	0.1998	0.0600
November	0.1400	0.0800

The NASDAQ Capital Market

Our ordinary shares began trading on The NASDAQ Capital Market on June 13, 2014. Trading was suspended on November 13, 2014 following commencement of the VA process. As further described below under Item 9.C “Markets”, our shares were delisted from the NASDAQ Capital Market effective August 3, 2015. The following table sets forth, for the periods indicated, the high and low market closing price for our ordinary shares as quoted on The NASDAQ Capital Market.

	CBD Ordinary Share Closing Prices
	US$
	High	Low
Fiscal Year 2014
Fourth Quarter	4.00	3.40

Fiscal Year 2015
First Quarter	4.00	2.19
Second Quarter	2.56	0.84
Third Quarter	No market activity – trading suspended

Month (2014 and 2015)
December – August	No market activity – trading suspended

9.B.            Plan of Distribution

Not applicable.

9.C.            Markets

Our ordinary shares were listed on the Australian Stock Exchange, or ASX, from 1989 through January 31, 2014, when we voluntarily delisted them in connection with our U.S. listing. Our ordinary shares traded on the OTC Markets from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF, and began trading on The NASDAQ Capital Market on June 13, 2014 but trading was suspended on November 13, 2014 following commencement of the VA process. Due to concerns of The NASDAQ about whether we met and continue to meet the listing requirements, our shares were delisted from the NASDAQ Capital Market with effect from August 3, 2015. On September 9, 2015 our ordinary shares resumed trading in the over-the-counter market (OTC Markets) under the ticker CBDEF. We have an application pending with the NASDAQ Capital Market to relist our shares on that exchange and we are endeavoring to complete the steps necessary to demonstrate that we have regained compliance with the applicable NASDAQ listing requirements. However, there can be no assurance that our ordinary shares will be approved to trade on The NASDAQ Capital Market.

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

10.C.          Material Contracts

Substantially all of the material executory contracts of our parent company were terminated in the VA process, including the license and trademark agreements with Westinghouse Electric Corporation for use of the Westinghouse brand in connection with our solar sales. In conjunction with our emergence from VA, we entered into an acquisition agreement with the shareholders of BlueNRGY LLC and subscription agreements with various investors who provided funds for our recapitalization (refer to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement” and Item 8.B. under the heading “Issuance and Repurchase of Ordinary Shares and Other Equity-Linked Securities” and the exhibits to our reports on Form 6-K/A filed on January 29, 2015 and Form 6-K on November 12, 2015). We retained the rights to collect installment payments related to our Larkden Technology (refer to Item 4.B. under the heading “Description of our Business Segments -- Energy Efficiency -- Remote Area Power Systems (RAPS)”), although we are obligated under the DOCA to remit payments received to WHSP. Following the Draker Transaction, our parent company guaranteed certain obligations of our subsidiary, Draker Corporation, under a contract manufacturing agreement entered into with Kalow Technologies LLC that require Draker Corporation to make setup payments of approximately $0.3 million prior to December 31, 2015.

Our operating subsidiaries routinely enter into contracts and purchase orders with customers for the performance of solar and climate installations and data management and O&M services. With the exception of contracts between GED and Panasonic Enterprise Solutions Company, or PESCO, pursuant to which GED has agreed to install seven solar PV power plants having a nameplate capacity of approximately 45MW DC, these contracts are not individually material. The form of master contract with PESCO is attached as an exhibit to this Report. In addition, the CIWL contract is material to us but termination may have been triggered by the VA process (refer to “Description of our Business Segments -- Energy Efficiency -- Remote Area Power Systems (RAPS)”).

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

The Foreign Acquisitions and Takeovers Act 1975 and Corporations Act 2001

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975, or the Foreign Takeovers Act. Australia’s Foreign Investment Policy (Policy) operates alongside the Foreign Takeovers Act and places further limitations on foreign acquisitions. Although the Policy does not have the force of law, the Treasurer will refer to it in making decisions under the Foreign Takeovers Act. Further, non-compliance can lead to negative impacts such as negative views on future FIRB applications and strained relations between the company and the government.

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 15% or more of the shares in any company having total assets of A$248 million or more (or A$1,078 million or more in case of U.S. investors in non-sensitive sectors) without the Australian Treasurer’s prior approval. “Associates” is a broadly defined term under the Foreign Takeovers Act and includes:

●	spouses, lineal ancestors and descendants, and siblings;

●	partners, officers of companies, the company, employers and employees, and corporations;

●	their shareholders related through substantial shareholdings or voting power;

●	corporations whose directors are controlled by the person, or who control a person; and

●	associations between trustees and substantial beneficiaries of trust estates.

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

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Foreign Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for the Company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$248 million; or (ii) any direct or indirect ownership in Australian residential real estate and certain non-residential real estate.

The percentage of foreign ownership in the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Because we have no current plans for any such acquisition and do not own any property, any such approvals required to be obtained by us as a foreign person under the Foreign Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Subject to certain exceptions under the Corporations Act, acquisitions of interests in voting shares of the Company will be prohibited where, as a result of the acquisition, the acquirer’s or someone else’s voting power (as defined in the Corporations Act) in the Company increases to more than 20.0% or from a starting point that is above 20.0% and below 90.0%. The definition of voting power in the Corporations Act is broad, and includes control by persons or their associates over voting or disposal of voting shares. There are a number of exceptions to the prohibition, the most important of which permit: (i) acquisitions under a formal takeover bid made in accordance with the Corporations Act in which all shareholders can participate; (ii) acquisitions resulting from a court-approved scheme of arrangement; (iii) acquisitions made with specified shareholder approvals (where no votes are cast in favor by the parties to the transaction or their associates); and (iv) acquisitions of no more than 3.0% of voting power (as defined in the Corporations Act) every six months. Australian law requires all holders of a class of shares to be treated equally under a takeover bid and prescribes various aspects of the conduct of a takeover bid, including timing and disclosure requirements.

In addition, on application by a person, the Australian Takeovers Panel may declare that unacceptable circumstances exist in relation to the affairs of the Company. Such a declaration may be made where it appears to the Panel that, among other things, circumstances are unacceptable having regard to the effect the circumstances have had, are having, will have or are likely to have on the control, or potential control, of the Company or the acquisition, or proposed acquisition, by a person of a substantial interest in the Company. A declaration can be made whether or not the circumstances constitute a contravention of the Corporations Act. If a declaration is made, the Panel may make a wide range of remedial orders.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in the Company to be made in writing if the company’s shares are not quoted on the Australian Securities Exchange. Under current stamp duty legislation no stamp duty will be payable in Australia on the transfer of ordinary shares.

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

Australian Tax Considerations

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

Stamp Duty

No transfer duty is payable by Australian residents or foreign residents on the trading of shares that are quoted on the NASDAQ or OTCBB Markets.

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

United States Federal Income Tax Considerations

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

In this section, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on ordinary shares will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) the dividends are, with respect to ordinary shares, readily tradable on a U.S. securities market, provided that we are not, in the year prior to the year in which the dividend was paid, and are not, in the year which the dividend is paid, a PFIC and (iii) certain holding period requirements are met. The Agreement between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. Our ordinary shares currently trade irregularly in the U.S. over-the-counter market and thus may not meet condition (ii) described above allowing dividends we pay to be deemed “qualified dividends”. We have applied to list the ordinary shares on The NASDAQ Capital Market, but there is no assurance that our application will be approved. Provided that the listing is approved, U.S. Treasury Department guidance indicates that the ordinary shares will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on ordinary shares will meet conditions (i) and (ii), described above. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

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

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were classified as a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year, other than a pre-PFIC year, will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year (other than a pre-PFIC year).

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

If a U.S. holder owns ordinary shares during any year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. Additionally, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC. However, pursuant to recently issued guidance, this additional filing obligation is suspended until the IRS releases the relevant final form. If the Company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ordinary shares, provided that the listing of the ordinary shares on applicable exchange is approved and that the ordinary shares are regularly traded. We anticipate that our ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election for the ordinary shares, the electing U.S. holder will include in income each taxable year that we are a PFIC, an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the holder’s taxable year over the adjusted basis in such ordinary shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on an applicable exchange or the IRS consents to the revocation of the election.

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

10.F.           Dividends and Paying Agents

Not applicable.

10.G.          Statement by Experts

Not applicable.

10.H.          Documents on Display

Publicly filed documents concerning the Company which are referred to in this Annual Report may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room at the SEC’s principal office, 100 F Street, N.E., Washington D.C. 20549, after payment of fees at prescribed rates.

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

Information may also be found on the Investor Relations section of our website at http://bluenrgy.com/ir/filings.html

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

Foreign currency sensitivity

We are party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates. Our Parmac and GED Working Capital Facilities (as described in Item 5.B. “Liquidity and Capital Resources”) are denominated in U.S. dollars. In addition, the face value of our Series B Preferred Stock and the face value of the preferred stock of our Parmac and CIWL subsidiaries, the Subsidiary Preferred, is denominated in U.S. dollars.

We do not apply hedge accounting. At June 30, 2015 and subsequently through the date of this Report, there was no contract hedging in place.

Interest rate risk

Our main interest rate risk arises from borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk only if the borrowings are carried at fair value, which is not our policy.

During fiscal years 2013 and 2014, our borrowings at variable rate were denominated in Australian Dollars. At June 30, 2015 all of our borrowings are fixed rate (subject to penalty rates which may be applied under default events).

We regularly analyze our interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

At June 30, 2015 we had no significant interest bearing assets other than cash and cash equivalents, therefore our income and operating cash flows are substantially independent of changes in market interest rates.

Liquidity and capital risk management

Our objective is to maintain a balance between continuity of funding and flexibility through the use of variety of equity and debt instruments.

As discussed in Item 5.B. under the heading “Liquidity and Capital Resources”, there is a material uncertainty that may cast significant doubt on whether we will be able to continue as a going concern and therefore whether it will realize our assets and settle our liabilities and commitments in the normal course of business and at the amounts stated in the financial report.

ITEM  12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not required in annual report

B. Warrants and Rights

Not required in annual report

C. Other Securities

Not required in annual report

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

In part because of the defaults or imminent defaults under our debt obligations, we entered VA on November 14, 2014. The placement of our company into VA triggered defaults under our agreements with Westinghouse Electric Corporation and CIWL that ultimately resulted in the termination of our licensing agreement with Westinghouse Electric and an ongoing dispute with CIWL. When we emerged from VA, our indebtedness was extinguished pursuant to the DOCAs, together with most of our executory contracts and we were not in default under any material contracts or loan agreements and, with the exception of the CIWL agreement that Chatham Islands Electricity Limited is seeking to terminate and loan agreements described in Item 5.B. that have matured and become demand notes, we are not in default under any agreements as of the date of this report on Form 20-F. Refer also to Item 4.A. under the heading “Voluntary Administration and Deed of Company Arrangement”.

We have never paid dividends and there are no dividend arrearages or delinquencies.

ITEM  14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Share Issuances and Modifications Under Our Reorganization Plans

In accordance with and upon effectiveness of the DOCAs:

●	we issued additional ordinary shares to the Deed Fund, our secured creditor, WHSP and to shareholders and designees of BlueNRGY LLC.

●	our CIWL and Parmac subsidiaries issued convertible preferred shares to WHSP with face values respectively of US$1.4 million and US$2.2 million, collectively referred to as the Subsidiary Preferred. The Subsidiary Preferred accrues a dividend of 4% per annum on the face value and is convertible at any time into our ordinary shares at US$0.3785 per share. The Subsidiary Preferred issued by CIWL may not be converted if the Chatham Island Project contract with Chatham Islands Electricity Limited is terminated (refer to Item 4.B. under the heading “Description of Our Business Segments -- Energy Efficiency -- Remote Area Power Systems (RAPS)”) This summary description of the terms of the Subsidiary Preferred is qualified in its entirety by the terms set forth in the Exhibits to the DOCA for our Company and filed as an exhibit to our Form 6-K/A filed on January 29, 2015.

●	we modified the terms of our outstanding Series B Preferred.

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

Use of Proceeds

Registered Securities Offering Effective June 12, 2014

Details of the Offering

The registration statement on Form F-1 (File No. 333-194780) for the offering was declared effective by the SEC on June 12, 2014.We sold 1,810,000 ordinary shares, at an offering price of US$4.00 per share (“Offering”). The Offering closed on June 18, 2014 and generated gross proceeds of US$7.24 million. Northland Capital Markets, the trade name for certain equity capital markets and investment banking activities of Northland Securities, Inc., acted as co-manager for the offering.

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

Private Placement of Series B Preferred Shares And Conversion of Series B Preferred Shares

As disclosed in our filings on Form 6-K on July 30, 2014 and August 20, 2014, In a series of private placement offerings in July and August 2014, we issued US$4.5 million face value of our Series B Convertible Preferred Shares, referred to as Series B Preferred. US$2.0 million of the proceeds from the private placement offerings was used to redeem $2.0 million face value of our Series A convertible preferred shares (all of our then outstanding Series A preferred shares). The Series B Preferred accrued a dividend at an annual rate of 8% of face value and had an initial conversion price of US$4.00 per share and imposed restrictions on our ability to issue equity or equity-linked securities below a price of US$2.00 per share. In the private placement of Series B Preferred that occurred in August 2014, the conversion price was subsequently reduced to US$3.00 per share for all Series B Preferred, including those Series B Preferred Shares previously issued. In conjunction with the issuance of Series B Preferred we issued 150,000 ordinary shares as a placement fee and warrants for 416,667 ordinary shares with an exercise price of $3.2916 per share. This summary of terms of the private placement offerings and Series B Preferred and warrants is qualified in its entirety by the securities purchase agreement and related exhibits filed with the referenced forms 6-K. Net proceeds from the sale of Series B Preferred was used for working capital, to pay interest on our debt and to fund our losses.

As disclosed in a Form 6-K filed on November 12, 2015, certain holders of our Series B Preferred shares elected to convert 2,484 Series B Preferred Shares plus dividends accrued thereon into our ordinary shares at the stated conversion price of $0.05015125 per ordinary share. In satisfaction of the foregoing Series B Preferred Share conversions we have issued 51,448,606 ordinary shares. 600 Series B Preferred Shares remained outstanding as of this Report.

ITEM  15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Report, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of June 30, 2015.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS as issued by the IASB and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In particular, the design of a control system must be considered relative to their costs. Additionally, the design of a control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements to the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2015 under the 2013 Framework due to the following material weaknesses:

●	There is insufficient specificity in and separation of the authorities delegated to line of business and corporate personnel with the effect that unintended or unauthorized financial commitments could be made on behalf of the Company or one of its subsidiaries and incorrect amounts could be paid to vendors.
●	Procedures are not in place to adequately control and annual leave of employees with the effect that unauthorized annual leave could be taken and leave accruals could be misstated.
●	Secretarial and corporate records filed with ASIC are not consistently up to date with the effect that we could fail to be remain in compliance with the Corporations Act.
●	Interim closings of account records are not consistently completed in a time frame that would allow adverse unforeseen financial consequences of business operations to be detected and managed.

This Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to amendments made by the enactment of the Dodd-Frank bill that permit the Company to provide only management’s annual report on internal control over financial reporting in this Annual Report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) identified in connection with the evaluation of our internal control over financial reporting performed during the fiscal year ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Subsequent to communications to our Audit Committee from our then-auditor, PricewaterhouseCoopers, in September 2014 that identified significant control weaknesses, our board enacted emergency measures that continue following our emergence from VA to:

●	Ensure that bank account signatory authority was imposed on all bank accounts and that our finance team has visibility over and reviews all account activity;

●	Effect segregation of duties, particularly with respect to approval and payment of disbursements;

●	Ensure all members of management support proper recordkeeping, including with respect to executive and director compensation and expense reimbursement, and that there is an appropriate and frequent review of accounts of the Group;

●	Ensure related-party transactions involving executives and directors are visible to and receive requisite Board approval and are implemented in accordance with approved agreements;

●	Ensure that our executives and directors are aware of and follow our Code of Conduct and Ethics.

As soon as practicable we intend to develop and implement a revised authority matrix and updated budgets for our 2016 fiscal year that are approved by our Board.

ITEM  16A. AUDIT COMMITTEE FINANCIAL EXPERT

The composition of our Audit Committee currently and for fiscal years June 30, 2015 and 2014 were:

Currently: - Mr. Carlo Botto* June 2015 – Mr. John Donohue *

June 2014 – Mr. William Morro* and Mr. Todd Barlow

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

Our Code of Conduct and Ethics was filed as an as exhibit to our FY2014 Annual Report.

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The auditor of BlueNRGY Group Limited is HLB Mann Judd of Level 19, 207 Kent St, Sydney NSW 2000, Australia.

Prior to the appointment of HLB Mann Judd, our auditor was PricewaterhouseCoopers of Darling Park 201 Sussex Street Sydney NSW 2000, Australia.

Remuneration of Auditors

	Consolidated
	2015 $’000	2014 $’000	2013 $’000
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity	300,000	340,000	—

The following amounts were paid to the previous auditor of BlueNRGY Group Limited, PricewaterhouseCoopers

	Consolidated
	2015 $’000	2014 $’000	2013 $’000
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity	—	1,256,512	958,000
- other consulting and advisory services	—	—	2,000
- tax compliance	—	—	62,687
	—	1,256,512	1,022,687

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

In addition, as a “foreign private issuer”, we follow certain home-country corporate governance practices and intend to continue to do so in lieu of certain NASDAQ requirements, even if we are successful in regaining our NASDAQ listing. The exception to the election to follow Australian practices is those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). That is, the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), an audit committee that satisfies Rule 5605(c)(3) (audit committee responsibilities and authorities), and the audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) (the criteria for independence).

As the Company is not listed on the ASX, this Report does not contain the corporate governance statement required by the Guidelines disclosing the extent to which the Company has followed each recommendation set by the Council. Rather, this Report only contains references to the recommendations the Company considered when setting its corporate governance policies.

The following practices are not prohibited under any Australian laws (including ASX listing rules).

(1) Audit Committee Composition (Rule 5605)(c)(2)(A): The Company’s Audit Committee is comprised of one director, Mr. Botto, who is an independent non-executive director. The Guidelines include recommendations that companies should have at least three members, members should be non-executive directors and a majority of the audit committee should be independent directors and chaired by an independent director. Due to the small size of the Board the audit committee will consists of two directors once we appoint another independent non-executive to the Board.

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

(4) Independent Director Oversight of Executive Officer Compensation (Rule 5605(d)): On February 9, 2015, Mr. Chapple and Mr. Donohue were appointed to the Compensation Committee and Mr. Morro resigned as a member of the Compensation Committee. However, Mr. Chapple resigned from the Board on June 16, 2015 and Mr. Donohue resigned from the Board on July 31, 2015. Until replacement members of the Committee can be appointed, matters previously delegated to the Compensation Committee are being considered by the full Board. The Guidelines include Recommendations that a compensation committees should have at least three members, members should be non-executive directors and a majority of the committee should be independent directors and chaired by an independent director. Due to the small size of the Board, the compensation committee, once reconstituted, will consist of two independent non-executive directors.

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

(7) Shareholder Approval (Rule 5635) The Company’s practices with regard to the requirements of Listing Rule 5635(a),(b) and (d) are not prohibited by Australian law applicable to the Company as a public company not listed on the ASX, except that under the Australian Corporations Act 2001 (Cth) there is a restriction on a single person being issued shares which would result in a person’s voting power in a company increasing from 20% or below to more than 20% or from a starting point above 20% and below 90%. The concept of voting power takes account of shares owned or controlled by a person and its associates (in summary, associates includes body corporates controlled by a person, persons with whom a person is acting in concert with in respect of the company issuing the stock or persons with whom a person has a relevant agreement with for the purpose of controlling the conduct of the company’s affairs.

ITEM  16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM  17.    FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”

ITEM 18.   FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm:

●	Report of Independent Registered Public Accounting Firm
●	Consolidated statement of comprehensive income
●	Consolidated statement of financial position
●	Consolidated statement of changes in equity
●	Consolidated statement of cash flows
●	Notes to the financial statements

BlueNRGY Group Limited

(Formerly CBD Energy Limited)

(A.C.N. 010 966 793)

Annual Financial Report

for the year ended 30 June 2015

Report of Independent Registered Accounting Firm

To the Board of Directors and shareholders of BlueNRGY Group Limited

We have audited the accompanying consolidated statements of financial position of BlueNRGY Group Limited (‘the Company’) and its controlled entities (collectively ‘the Group’) as at 30 June 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows each of the three years in the period ended 30 June 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BlueNRGY Group Limited and its subsidiaries at 30 June 2015 and 2014 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended 30 June 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company appointed Administrators on 14 November 2014, and following two Deeds of Company Arrangement was subsequently released from Administration on 27 January 2015. The consolidated balance sheet at 30 June 2015 discloses a deficit of current assets in relation to current liabilities of $4,637.000. Note 2 also advises that the ability of the Group to continue as a going concern and meet its debts and commitments as and when they fall due requires that the Group meets or exceeds its operational budgets in the future and raises funds from new loans and securities issuances. These uncertainties raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HLB Mann Judd

Sydney, Australia

December 9, 2015

 Statement of comprehensive income

			Consolidated
For the year ended June 30	Note	2015 $’000	Restated 2014 $’000	Restated 2013 $’000

Revenues from continuing operations	6	16,866	13,732	43,473
Other income	6	1,972	655	2,609
Cost of raw materials, consumables used, and contractors		(8,525)	(6,092)	(21,926)
Employee benefit expenses	7	(11,390)	(9,323)	(11,025)
Amortisation and depreciation	7	(486)	(420)	(402)
Impairment of asset	7	(6,217)	(10,019)	(590)
Other expenses	7	(5,942)	(6,688)	(6,008)
Net finance income/(costs)	7	85	(4,051)	(8,325)
Loss from continuing operations before income tax		(13,637)	(22,206)	(2,194)
Income tax benefit/(expense)	8	—	—	65
Loss from continuing operations		(13,637)	(22,206)	(2,129)

Profit/(loss) from discontinued operations	14	19,341	(3,224)	(6,278)

Net profit/(loss) for the period		5,704	(25,430)	(8,407)

Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair value of available-for-sale financial assets		—	(800)	800
Exchange differences on translation of foreign operations		(376)	(68)	33
Other comprehensive loss for the period, net of tax of $ Nil (2014- $ Nil)		(376)	(868)	833
Total comprehensive profit/(loss) for the period		5,328	(26,298)	(7,574)

		Dollars	Dollars
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share	9	(0.10)	(11.37)
Diluted loss per share	9	(0.10)	(11.37)
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings/(loss) per share	9	0.04	(13.02)
Diluted earnings/(loss) per share	9	0.04	(13.02)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Statement of financial position

		Consolidated
As at June 30	Note	2015 $’000	Restated 2014 $’000
ASSETS
Current Assets
Cash and cash equivalents	10	482	1,356
Trade and other receivables	11	2,801	3,093
Inventories	12	223	1,082
Other current assets	13	151	331
Assets classified as discontinued operations	14	—	1,697
Total Current Assets		3,657	7,559

Non-Current Assets
Available-for-sale and other financial assets	14	—	39
Plant and equipment	15	2,356	2,842
Goodwill and intangible assets	16	14,016	7,666
Other non-current assets	13	70	622
Total Non-Current Assets		16,442	11,169
TOTAL ASSETS		20,099	18,728

LIABILITIES
Current Liabilities
Trade and other payables	17	5,551	8,403
Interest-bearing loans and borrowings	18	2,408	12,266
Provisions	19	335	332
Liabilities directly associated with assets classified as discontinued operations	14	—	17,069
Total Current Liabilities		8,294	38,070

Non-Current Liabilities
Interest-bearing loans and borrowings	18	4,592	270
Provisions	19	67	59
Total Non-Current Liabilities		4,659	329
TOTAL LIABILITIES		12,953	38,399
NET ASSETS		7,146	(19,671)

EQUITY
Contributed equity	20	145,119	125,540
Retained earnings (Accumulated losses)		(139,666)	(148,512)
Reserves	21	1,693	3,301
TOTAL EQUITY		7,146	(19,671)

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of changes in equity

For the year ended June 30	Ordinary shares $’000	Preference shares $’000	Convertible Notes $’000	Share options reserve $’000	Available- for-sale reserve $’000	Translation reserve $’000	Retained earnings (Accumulated Losses) $’000	Total $’000

At July 1, 2014 (restated)	120,323	4,643	574	3,336	—	(35)	(148,512)	(19,671)
Profit/(loss) for period	—	—	—	—	—	—	5,704	5,704
Other comprehensive income	—	—	—	—	—	(376)	—	(376)
Total comprehensive income for the year	—	—	—	—	—	(376)	5,704	5,328

Transactions with owners in their capacity as owners			—
Shares issued	18,025	2,775	—	—	—	—	—	20,800
Share issue costs	(444)	—	—	—	—	—	—	(444)
Unissued shares	1,133	—	—	—	—	—	—	1,133
Preference shares converted	5,301	(5,301)	—	—	—	—	—	—
Forfeited on Administration	—	(1,593)	—	—	—	—	1,593	—
Cancellation of convertible note	—	—	(574)	—	—	—	574	—
Reclassified expired options	—	—	—	(1,232)	—	—	1,232	—
Dividends reinvested	—	257	—	—	—	—	(257)	—
Balance at June 30, 2015	144,338	781	—	2,104	—	(411)	(139,666)	7,146

At July 1, 2013 (restated)	109,046	—	574	3,189	800	33	(123,082)	(9,440)
Profit/(loss) for period	—	—	—	—	—	—	(25,430)	(25,430)
Other comprehensive income	—	—	—	—	(800)	(68)	—	(868)
Total comprehensive income for the year	—	—	—	—	(800)	(68)	(25,430)	(26,298)

Transactions with owners in their capacity as owners
Shares issued	12,597	4,643	—	—	—	—	—	17,240
Share issue costs	(1,320)	—	—	—	—	—	—	(1,320)
Share-based payments for convertible notes	—	—	—	147	—	—	—	147
Balance at June 30, 2014	120,323	4,643	574	3,336	—	(35)	(148,512)	(19,671)

Statement of changes in equity (continued)

For the year ended June 30	Ordinary shares $’000	Preference shares $’000	Convertible Notes $’000	Share options reserve $’000	Available- for-sale reserve $’000	Translation reserve $’000	Retained earnings (Accumulated Losses) $’000	Total $’000
At July 1, 2012 (restated)	108,509	—	574	2,689	—	—	(114,675)	(2,903)
Profit/(loss) for period	—	—		—	—	—	(8,407)	(8,407)
Other comprehensive income	—	—		—	800	33	—	833
Total comprehensive income for the year	—	—		—	800	33	(8,407)	(7,574)

Transactions with owners in their capacity as owners
Shares issued	626	—		—	—	—	—	626
Share issue costs	(89)	—		—	—	—	—	(89)
Share-based payments for convertible notes	—	—		500	—	—	—	500
Balance at June 30, 2013	109,046	—	574	3,189	800	33	(123,082)	(9,440)

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of cash flows

		Consolidated
For the year ended June 30	Note	2015 $’000	2014 $’000	2013 $’000
Cash flow from operating activities
Receipts from customers (inclusive of GST)		16,863	20,680	69,635
Payments to suppliers and employees (inclusive of GST)		(21,974)	(39,493)	(53,828)
Payments for development costs		—	—	(3,535)
Finance costs		(449)	(1,350)	(2,464)
Interest received		9	—	13
Net cash flows (used)/provided in operating activities	10	(5,551)	(20,163)	9,821

Cash flow from investing activities
Proceeds from sale of property, plant and equipment		—	188	10
Purchase of property, plant and equipment		(252)	(672)	(275)
Proceeds from the sale of intangible assets		—	—	1,000
Cash forfeited during reorganisation		(362)	—	—
Proceeds from sale of investments		—	1,789	—
Payment for the purchase of controlled entities, net of cash acquired		(1,349)	—	24
Net cash flows (used) / provided in investing activities		(1,963)	1,305	759

Cash flow from financing activities
Proceeds from share issues		4,521	7,706	207
Proceeds from issue of convertible notes		—	1,013	103
Convertible note issue costs		—	(1,320)	—
Proceeds from borrowings		2,171	16,282	474
Repayment of borrowings		—	(3,699)	(13,255)
Payment of finance lease liabilities		(77)	(212)	(162)
Net cash flows provided/(used) in financing activities		6,615	19,770	(12,633)

Net (decrease) / increase in cash and cash equivalents		(899)	912	(2,053)
Cash and cash equivalents at beginning of period		1,381	469	2,522
Cash and cash equivalents at end of period	10	482	1,381	469

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements

Note
1	Corporate information
2	Summary of significant accounting policies
3	Significant accounting judgements, estimates and assumptions
4	Operating Segments
5	Reorganisation
6	Revenues from continuing operations and other income
7	Expenses
8	Income tax
9	Earnings per share
10	Cash and cash equivalents
11	Trade and other receivables
12	Inventories
13	Other assets
14	Available-for-sale, other financial assets and discontinued operations
15	Non-current assets – plant and equipment
16	Non-current assets – intangible assets and goodwill
17	Trade and other payables
18	Interest-bearing loans and borrowings
19	Provisions
20	Contributed equity
21	Reserves
22	Business Combinations
23	Financial risk management objectives and policies
24	Related party disclosure
25	Key management personnel
26	Share-based payments
27	Commitments
28	Events after the balance sheet date
29	Parent entity Information
30	Auditors’ remuneration

Notes to the financial statements

1.	Corporate information

The consolidated financial statements of BlueNRGY Group Limited (“BlueNRGY”, “the Parent” or “the Company”) (formerly CBD Energy Limited) for the year ended June 30, 2015 were authorised for issue in accordance with a resolution of the Directors on December 2, 2015. The Directors have the power to amend and reissue the financial statements.

BlueNRGY is a company limited by shares, incorporated in Australia, whose shares are publicly listed on the OTC Pink Current marketplace.

2.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of BlueNRGY and its subsidiaries. BlueNRGY and its subsidiaries together are referred to in this financial report as the ‘Group’ or the ‘Consolidated Entity’.

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

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. Key financial data for the Group for the years ended June 30, 2015 and 2014 is disclosed below:

Consolidated	Year ended June 30, 2015 $’000	Year ended June 30, 2014 $’000

Cash at bank and in hand less overdraft	482	1,356
Net profit/(loss) for the year	5,704	(25,430)
Net cash inflow/(outflow) from operating activities for the year	(5,551)	(20,163)
Net current assets/(liabilities)	(4,637)	(30,511)

The Group incurred net operating cash outflows for the year ended June 30, 2014 and continued operating losses. These losses continued in the period after June 30, 2014 and on November 14, 2014, by unanimous resolution of those members of its Board permitted to consider the matter and to vote, it was determined that the Company and three of its Australian subsidiaries should be placed into voluntary administration (‘VA’) under the Australian Corporations Act 2001 (the ‘Act’). Refer to Note 5 for further information. The VA process was concluded on 27 January 2015.

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(a)	Basis of preparation (continued)

Going concern (continued)

●	Sustain net operating profits: BlueNRGY is continually reviewing costs structures of its businesses and making the appropriate changes to maximise return on revenues generated. New business opportunities are assessed in order to identify opportunities for growth and increased profitability.

●	Raise new debt and/or equity capital: BlueNRGY continues to discuss opportunities for further investment with current equity holders.

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

(c)	Changes in accounting policies and new standards and interpretations not yet adopted

The Group has adopted new and amended Australian Accounting Standards and AASB Interpretations as of 1 July 2014. There has been no material impact on the financial statements of the Group from these new and amended Standards and Interpretations.

A number of new Standards, amendments to Standards and Interpretations are effective for annual periods beginning after 1 July 2015, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for:

●	AASB 9 Financial Instruments which becomes mandatory for the Group’s 2016 consolidated financial statements and could change the classification and measurement of financial instruments.

●	AASB 15 Revenue which becomes mandatory for the Group’s 2018 consolidated financial statements and could change the timing of revenue recognition by the Group.

The Group does not plan to adopt these Standards early, and the extent of the impact of adopting these Standards has not been determined.

(d)	Basis of consolidation

The consolidated financial statements comprise the financial statements of BlueNRGY Group Limited and its subsidiaries as outlined in Note 24.

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

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profits and losses resulting from intra-group transactions have been eliminated in full.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(d)	Basis of consolidation (continued)

Subsidiaries are fully consolidated from the date on which the Group obtains control and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 2(e)).

A change in the ownership interest of a subsidiary that does not result in a loss of control is accounted for as an equity transaction.

(e)	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Group’s operating or accounting policies and other pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

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

All transaction costs incurred in relation to a business combination are expensed to profit or loss.

(f)	Operating segments

Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Board of Directors who ultimately make strategic decisions. Refer to Note 4 for details of segments in which the Group operates.

(g)	Foreign currency translation

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(h)	Revenue recognition

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

Domestic and commercial solar installation fees

Installation fees are recognised once installation is completed. Domestic and commercial solar installation revenues are derived from solar PV system sales to third parties. Part of the consideration the Group receives in respect of a solar installation is generally in the form of a Small-scale Technology Certificates (‘STCs’) that our customers assign to the Group. STCs assigned to the Group are initially measured as an inventory asset at cost. When STCs are ultimately sold by the Group, incremental revenue might arise, being the difference between the cost at which the STCs were recorded and the final price at which STCs have been traded by the Group. This incremental revenue is reported as other income. Similarly, when STCs are sold at less than cost, the loss is reported within the cost of raw materials in profit or loss, as it represents, in effect, a write down of the STCs inventory balance to its net realisable value.

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

Interest income

Interest income is recognised using the effective interest method.

Other revenues

Other operating revenues are recognised as they are earned and goods or services provided.

(i)	Income tax and other taxes

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period’s taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(i)	Income tax and other taxes (continued)

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

●	when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

●	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carried forward unused tax credits and unused tax losses can be utilised, except:

●	when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

●	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

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

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

●	when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables, which are stated with the amount of GST included.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(i)	Income tax and other taxes (continued)

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

(j)	Impairment of assets

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

(k)	Cash and cash equivalents

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

(l)	Trade and other receivables

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

The amount of any impairment loss is recognised in profit or loss as a separate expense category. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

(m)	Inventories

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(m)	Inventories (continued)

Small-scale Technology Certificates (‘STCs’)

As indicated in Note 2(h), STCs are initially recognised at cost following the installation of a solar panel and the assignment of the STCs to the Group. STCs are subsequently measured at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

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

Construction contracts work in progress

Construction work in progress is valued at cost, plus profit recognised to date, less provision for anticipated future losses and progress billings made under the contract. Cost includes both variable and fixed costs relating to specific contracts, and those costs that are attributable to the contract activity in general and that can be allocated on a reasonable basis.

(n)	Investments and other financial assets

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(n)	Investments and other financial assets (continued)

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the reporting date. For investments with no active market, fair values are determined using valuation techniques. Such techniques include: using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models making as much use of available and supportable market data as possible and keeping judgemental inputs to a minimum.

(o)	Plant and equipment

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

Depreciation is calculated on a straight-line basis over the estimated useful life of the specific assets as follows:

Computer hardware and software - 2 to 5 years

Motor vehicles - 5 years

Plant and equipment – 1 to 20 years

Furniture, fittings and office equipment – 2 to 5 years

Leased motor vehicles – 5 years

Leasehold improvements – 3 years

The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(p)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in profit or loss on a straight-line basis over the lease term.

(q)	Goodwill and other intangibles

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

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(q)	Goodwill and other intangibles (continued)

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

Development Costs

Research costs and costs that do not meet the definition of development costs for the purpose of Accounting Standards are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

(r)	Pensions and other post-employment benefits

The company contributes to defined contribution superannuation funds on behalf of employees at the required statutory rates.

(s)	Trade and other payables

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

(t)	Interest-bearing loans and borrowings

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

(u)	Convertible notes

On issuance of convertible notes, an assessment is made as to whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertible notes), the conversion option is separated from the host debt and classified as a derivative liability. The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at the end of each reporting period through profit or loss. The convertible note and the derivative are presented as a single number on the statement of financial position within interest-bearing loans and borrowings.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(u)	Convertible notes (continued)

When it is determined that the instrument contains an equity component based on the terms of the contract, on issuance of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond. This amount is classified as a financial liability, measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not re-measured in subsequent years.

(v)	Provisions and employee benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Employee entitlements - wages, salaries, and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date, are recognised in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Employee entitlements - long service leave

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

(w)	Share-based payment transactions

The Group provides benefits to its employees (including senior executives) in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using a Black-Scholes or Binomial model, further details of which are given in Note 26.

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(w)	Share-based payment transactions (continued)

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

(x)	Contributed equity

Ordinary shares and preference shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y)	Earnings per share

Basic earnings per share is calculated as net profit or loss attributable to shareholders, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(z)	Parent entity financial information

The financial information for the parent entity, BlueNRGY Group Limited, disclosed in Note 29 has been prepared on the same basis as the consolidated financial statements, except as set out below.

Investments in subsidiaries

Investments in subsidiaries are accounted for at cost less any impairment charge.

Tax consolidation legislation

BlueNRGY Group Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation.

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

(aa)	Rounding of amounts

The company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the ‘rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest thousand dollars, or, in certain cases, the nearest dollar.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(ab)	Prior Years Restated

The information in these financial statements in relation to 2014 and 2013 has been restated in relation to operations that were reclassified as “discontinued operations” in 2015.

3.	Significant accounting judgements, estimates and assumptions

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

(a)	Critical accounting estimates and assumptions

Recovery of deferred tax assets

During the year ended June 30, 2015, pursuant to AASB 112 Income Taxes, the Company reassessed its estimate of the probability that future taxable profits will be available against which the Group can utilise its unused tax losses and deductible temporary differences in future periods and deferred tax assets recognised at that date were derecognised.

Impairment of goodwill and other intangibles

The Group determines whether goodwill and other intangibles are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit(s) to which the goodwill or other intangible assets are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and other intangibles including a sensitivity analysis are shown in Note 16.

Project work in progress

Project work in progress is capitalised in accordance with the accounting policy in Note 2(m). Initial capitalisation of costs is based on management’s judgment that technological and economical feasibility is confirmed, usually when a project has reached a defined milestone. Determination of the amounts to be capitalised is made on a case-by-case basis giving regard to previous experience of the Group in similar projects and contractual arrangements. At June 30, 2015 the carrying amount of capitalised project work in progress was $110,000 (2014: $325,000).

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes or Binominal model, with the assumptions detailed in Note 26.

The Group measures the cost of equity-settled transactions with regards to warrants issued to lenders using an un-modified binominal lattice model giving consideration to the dilution impact of the shares issued upon conversion of the warrants as well as other options on issue.

Contingent consideration

Under the terms of the Membership Interest Purchase Agreement between the Group and its subsidiary, BlueNRGY LLC, the Group was obligated to create a management incentive pool of ordinary shares and, subject to vesting conditions, issue all such shares to the named parties. Identified within this pool of ordinary shares were 4,011,324 shares ($191,000) unallocated staff incentive shares to be issued to beneficiaries as directed by parties to the Agreement.

Notes to the financial statements

4.	Operating segments

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

The principal activities of segments within the consolidated entity were:

●	Solar PV provides engineering design, supply and installation services to retail, commercial and utility-scale domestic and international customers with professional engineering solutions to make effective use of solar power. Domestic products and services are generally small-scale solar power solutions suited to residential and small to medium enterprise applications. International products and services are generally focused on utility-scale solar generation system projects.

●	Parmac provides a full range of mechanical services and air-conditioning services in support of developers, builders and commercial tenants at the mid-tier level. Their specialty is working within existing mechanical services infrastructure and tight deadlines to deliver high-quality commercial grade air-conditioning solutions.

●	Monitoring & Performance Analytics provide an integrated, device-agnostic energy monitoring solution to maximize profitability for any solar PV or wind installation. An all-in-one monitoring portal, users are provided with the most comprehensive suite of tools to remotely configure and track energy production.

●	RAPS/Technology Solutions includes operating remote area power systems (‘RAPS’) as well as the inclusion of other operations that utilise the Group’s patents relating to carbon block energy storage technology and other intellectual property. The Chatham Island wind project is included in the RAPS segment.

●	Corporate provides administrative and other services required to support the BlueNRGY group. This includes the Corporate Executive Team, Finance, Human Resources and Legal departments.

Primary reporting – business segments

2015	Solar PV $’000	Parmac $’000	Monitoring & Performance Analytics $’000	RAPS $’000	Corporate $’000	Consoli- dated $’000
Revenue outside the economic entity	3,062	12,242	167	101	1,294	16,866
Other income	2,148	(892)	—	(464)	1,180	1,972
Total income from continuing operations	5,210	11,350	167	(363)	2,474	18,838
Total income from discontinued operations						20,347
Total income						39,185

Segment loss before tax from continuing operations	(8,525)	(1,069)	(724)	(240)	(3,079)	(13,637)
Income tax (expense)/benefit	—	—	—	—	—	—
Net loss after tax from continuing operations	(8,525)	(1,069)	(724)	(240)	(3,079)	(13,637)
Net profit from discontinued operations						19,341
Net profit after tax						5,704

Depreciation and Amortisation	(46)	(138)	(57)	—	(245)	(486)
Impairment of asset	(6,200)	—	—	—	(17)	(6,217)

Total Assets	719	3,066	338	1,797	14,179	20,099
Total Liabilities	1,772	3,028	909	147	7,097	12,953

Notes to the financial statements

Primary reporting – business segments (continued)

2014
Revenue outside the economic entity	1,924	10,188	—	328	1,292	13,732
Other income	1,560	14	—	—	(919)	655
Total income from continuing operations	3,484	10,202	—	328	373	14,387
Total income from discontinued operations						4,556
Total income						18,943

Segment profit/(loss) before tax from continuing operations	263	(823)	—	238	(21,884)	(22,206)
Income tax (expense)/benefit	—	—	—	—	—	—
Net profit/(loss) after tax from continuing operations	263	(823)	—	238	(21,884)	(22,206)
Net loss from discontinued operations						(3,224)
Net loss after tax						(25,430)

Depreciation and Amortisation	(70)	(80)	—	—	(270)	(420)
Impairment of asset	—	—	—	—	(10,019)	(10,019)

Segment assets of continuing operations	1,180	2,234	—	1,975	11,642	17,031
Segment assets of discontinued operations						1,697
Total Assets						18,728
Segment liabilities of continuing operations	1,350	2,332	—	83	17,565	21,330
Segment liabilities of discontinued operations						17,069
Total Liabilities						38,399

5.	Reorganisation

On November 14, 2014, by unanimous resolution of those members of its Board permitted to consider the matter and to vote, it was determined that the Company and three of its Australian subsidiaries were:

(i)	insolvent or likely to become insolvent in the future;

(ii)	should be placed into voluntary administration (‘VA’) under the Australian Corporations Act 2001 (the ‘Act’), and

(iii)	Said Jahani and Trevor Pogroske from Grant Thornton be appointed as joint and several administrators (referred to hereinafter in the singular as ‘Administrator’) pursuant to section 436A of the Act.

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

On December 24, 2014 two deeds of company arrangement under the Act (collectively, the ‘Reorganisation Plans’) were signed. The Reorganisation Plans became effective on January 27, 2015 along with a variation to the Reorganisation Plans.

The Reorganisation Plans provided, among other things, that:

(i)	creditor claims and contingent liabilities of the VA Companies were extinguished and creditors received newly issued ordinary shares of the Company; and

(ii)	investors infused US$1 million ($1,064,000) into the Company in order to meet the requirements of the Deed Funds set forth in the Reorganisation Plans.

The Deed Funds were used to pay creditor claims. Creditors of the Company received US$610,000 ($649,000) and creditors of the Company’s subsidiary, Westinghouse Solar Pty Ltd, US$390,000 ($415,000).

As a consequence of the Reorganisation Plans, the Company and its subsidiary, Westinghouse Solar Pty Ltd, exited voluntary administration and resumed management by their Boards of Directors (the ‘Board’). The following subsidiaries were directly impacted as a result of the Reorganisation Plans and were deconsolidated: CBD Labs Pty Ltd, Energy Bonds Plc, Secured Energy Bonds Plc, Secured Energy Bonds II Plc, KI Solar Pty Ltd, SEB Mercury Limited and SEB Venus Limited.

Notes to the financial statements

5.	Reorganisation (continued)

On December 12, 2014, by unanimous resolution of those members of the Company’s Board permitted to consider the matter and to vote, it was determined that a further eight Australian subsidiaries of the Company and their respective subsidiaries be voluntary liquidated. These companies were CBD Solar Pty Ltd, eco-Kinetics Group Pty Ltd, eco-Kinetics Pty Ltd, eco-Kinetics

NSW Pty Ltd, eco-Kinetics Victoria Pty Ltd, eco-Kinetics Northern Territory Pty Ltd, eco-Kinetics Energy Systems Pty Ltd, National Solar Installations Pty Ltd, Remote Area Power Systems Pty Ltd, eco-Kinetics Netherlands Cooperatief UA, eco-Kinetics Netherlands Holding BV and eco-Kinetics South Pacific Ltd. These subsidiaries have been classified as “discontinued operations”.

The Company’s other subsidiaries continued to operate outside the VA process.

The impact of the VA process is disclosed in these financial statements as follows:

	Note	2015 $’000

1. Included in Net profit (loss) for the period
(i) Other income	6	1,981
(ii) Profit (loss) from discontinued operations	14	20,227

Total impact on net assets at 30 June 2015		22,208

2. Included as transactions with owners in their capacity as owners in the Statement of Changes in Equity
(i) Preference shares forfeited		1,593
(ii) Cancellation of equity portion of convertible note		574

Total impact on Retained Earnings (Accumulated losses)		24,375

6.	Revenues from continuing operations and other income

	Consolidated
	2015 $’000	Restated 2014 $’000	Restated 2013 $’000

Revenue from sales and services	16,866	13,732	43,473

Other income
Gain on financial liabilities measured at fair value	—	—	2,555
Debt extinguishment [1]	1,981	—	—
Other income	(9)	655	54
	1,972	655	2,609

1Refer to Note 5.

Notes to the financial statements

7.	Expenses

	Consolidated
	2015 $’000	Restated 2014 $’000	Restated 2013 S’000
Employee benefits expense
Salaries and wages	9,378	8,402	9,727
Defined contribution superannuation expense	590	285	296
Other employee benefits expense	1,422	636	1,002
	11,390	9,323	11,025

Amortisation and depreciation
Depreciation – property, plant & equipment	438	420	402
Amortisation – development costs	48	—	—
	486	420	402
Impairment of assets
Investment in wind projects [1]	—	10,000	—
Investment in Barefoot Power	—	15	—
Investment in Solar	6,200	—	590
Other [2]	17	4	—
	6,217	10,019	590

1 The investment in the Taralga Wind Farm was fully impaired to $Nil in 2014.

2 The investment in Andalay Solar, a US listed company, has been written down to $Nil in the current year.

	Consolidated
	2015 $’000	Restated 2014 $’000	Restated 2013 $’000
Other expenses
Bad and doubtful debts	829	25	60
Compliance and consultants	2,111	3,515	2,473
Loss/(gain) on disposal of assets	171	(1,063)	168
Insurance	457	430	321
Occupancy expenses	651	559	556
Travel costs	639	751	567
Other expenses	1,084	2,471	1,863
	5,942	6,688	6,008

Net finance costs
Interest income	(9)	(28)	(36)
Interest expense	766	3,770	7,583
Dividends on Preference shares classified as liabilities	96	—	—
Share option expenses	—	148	267
Foreign exchange (gain)/loss	(938)	161	511
	(85)	4,051	8,325

Notes to the financial statements

8.	Income tax

	Consolidated
	2015 $’000	Restated 2014 $’000	Restated 2013 $’000

(a) Income tax benefit/(expense)
Current tax expense	—	—	—
Deferred tax benefit/(expense)	—	—	65
Income tax benefit/(expense)	—	—	65

Income tax expense is attributable to:
Loss from continuing operations	—	—	65
Profit/(loss) from discontinuing operations	—	—	—
	—	—	65

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax from continuing operations	(13,637)	(22,206)	(2,194)
Profit/(loss) before income tax from discontinuing operations	19,341	(3,224)	(6,278)
	5,704	(25,430)	(8,472)
Tax at the Australian tax rate of 30%	1,711	(7,629)	(2,542)

Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:
Expenditure not allowable for income tax purposes	1,597	4,095	610
Tax benefit (not recognised) now recognised	(3,308)	3,534	1,997
Income tax expense	—	—	65

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

(c)	Tax losses

The Group generated revenue tax profits totalling $11,027,000 (reduction to deferred asset of $3,308,000). Deferred tax assets relating to tax losses totalling $16,613,000 (2014: $19,921,000) are available to the Group for offset against future taxable income. In addition, the Group has carried forward capital tax losses totalling $4,867,000 (2014: $4,867,000).

(d)	Unrecognised temporary differences

The temporary differences not recognised at June 30, 2015 and 2014 relate primarily to tax losses referred to in (c). There are no other material temporary differences.

(e)	Franking credits

At June 30, 2015 the Group has $834,000 of available franking credits (2014: $834,000).

Notes to the financial statements

9.	Earnings per share

The following reflects the income used in the basic and diluted earnings per share computations:

	Consolidated
	2015 $’000	Restated 2014 $’000	Restated 2013 $’000

(a) Earnings used in calculating earnings per share
Net loss from continuing operations attributable to ordinary equity holders of the parent	(13,637)	(22,206)	(2,129)
Net profit/(loss) from discontinued operations attributable to ordinary equity holders of the parent	19,341	(3,224)	(6,278)
Net profit/(loss) attributable to ordinary equity holders of the parent	5,704	(25,430)	(8,407)

(b) Weighted average number of shares	2015 Number of shares	2014 Number of shares	2013 Number of shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	140,686,995	1,953,691	1,596,246
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	140,686,995	1,953,691	1,596,246

	2015	2014	2013
(c) Earnings per share	$	$	$
Basic earnings per share from continuing operations	(0.10)	(11.37)	1.33
Basic earnings per share from discontinued operations	0.14	(1.65)	3.93
Basic earnings per share	0.04	(13.02)	5.26

Diluted loss per share from continuing operations	(0.10)	(11.37)	1.33
Diluted earnings/(loss) per share from discontinued operations	0.14	(1.65)	3.93
Diluted earnings/(loss) per share	0.04	(13.02)	5.26

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

Notes to the financial statements

9.	Earnings per share (continued)

All share options on issue at 30 June 2014 and 30 June 2015 were anti-dilutive and were excluded from the calculation of diluted earnings per share:

All the convertible notes issued in 2014 were anti-dilutive. Refer to Note 18 for details of convertible notes issued.

10.	Cash and cash equivalents

	Consolidated
	2015 $’000	Restated 2014 $’000

Cash at bank and in hand	482	1,381
Cash at bank and in hand for continuing operations	482	1,356

(a) Reconciliation of net loss to net cash flow from operations
Profit (loss) after tax	5,704	(25,430)
Adjustment for non-cash items:
Depreciation and amortisation	597	632
Impairment of intangibles	6,200	—
Impairment of financial assets and joint venture assets	17	10,015
Gain on debt extinguishment	(22,342)	—
Share-based payments expense	369	147
Non-cash items relating to convertible notes	270	3,256
Loss on sale of property, plant and equipment and intangible assets	140	909
Unrealised losses/(gains) on foreign exchange	81	474
Bad debts written off and provision for impairment of receivable	827	75
Changes in assets and liabilities:
Trade and other receivables	(1,643)	2,862
Inventories	1,461	(1,038)
Other assets	21	(801)
Other non-current assets	61	—
Trade and other payables	2,700	(10,735)
Provisions	(14)	(529)
Net cash from/(used in) operating activities	(5,551)	(20,163)

(b) Non-cash financing and investing activities
Share-based payments	369	147
Equity settled – payables and borrowings	367	4,891
Acquisition of plant and equipment by means of finance leases	—	167

The Group’s exposure to interest rate risk is discussed in Note 23. The maximum exposure to credit risk at the end of the reporting period is the carrying amount.

Notes to the financial statements

11.	Trade and other receivables

	Consolidated
	2015 $’000	Restated 2014 $’000
Current
Trade receivables	2,494	1,493
Other receivables	307	1,600
	2,801	3,093

(a)	Past due but not impaired

As at June 30, 2015, trade receivables past due but not considered impaired are: $255,000 (2014: $234,000). Payment terms on these amounts have not been re-negotiated. Direct contact with the relevant debtor has been made and the Group is satisfied that payment will be received in full. Since balance date $167,977 of these past due amounts have been received.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

	Total $’000	0-30 Days $’000	30-60 Days $’000	> 60 Days $’000
At June 30, the ageing analysis of trade receivables past due is as follows:
2015 Consolidated	255	—	127	128
2014 Consolidated	234	—	177	57

12.	Inventories

	Consolidated
	2015 $’000	Restated 2014 $’000
Raw materials and stores	113	740
Work in progress	110	325
STCs	—	17
	223	1,082

Notes to the financial statements

13.	Other assets

	Consolidated
	2015 $’000	Restated 2014 $’000
Current
Prepayments	110	329
Deposits	41	—
Other	—	2
	151	331

Non-current
Deposits	70	622

14.	Available-for-sale, other financial assets and discontinued operations

Available-for-sale and other financial assets

	Consolidated
	2015 $’000	Restated 2014 $’000
Non-current
Andalay Solar	—	39
	—	39

The investment in Andalay Solar, a US listed company, has been written down to $Nil at balance date.

Discontinued operations

On August 30, 2013, BlueNRGY’s 100% owned subsidiary Capacitor Technologies Pty Ltd (‘Captech’) was disposed of for $1,788,000 resulting in a loss on sale of $8,000.

As disclosed in Note 5, a number of subsidiaries were deconsolidated in the VA process.

	Consolidated
	2015 $’000	Restated 2014 $’000
Current
Revenue	120	1,391
Other income [1]	20,227	3,165
Expenses	(1,006)	(7,780)
Profit/(loss) before income tax	19,341	(3,224)
Income tax expense	—	—
Profit/(loss) after income tax of discontinued operation	19,341	(3,224)

Assets classified as held for sale	—	1,697
Liabilities directly associated with assets classified as held for sale	—	17,069

1 Other income in 2015 comprises debt forgiveness and extinguishment.

Notes to the financial statements

15.	Plant and equipment

	Consolidated
	2015 $’000	Restated 2014 $’000
Computer hardware & software
At cost	465	586
Accumulated depreciation	(315)	(258)
Total computer hardware & software	150	328

Motor vehicles
At cost	350	309
Accumulated depreciation	(257)	(304)
Total motor vehicles	93	5

Plant and equipment
At cost	2,558	2,512
Accumulated depreciation	(735)	(600)
Total plant and equipment	1,823	1,912

Furniture, fittings & office equipment
At cost	270	346
Accumulated depreciation	(213)	(186)
Total furniture, fittings & office equipment	57	160

Leased motor vehicles
At cost	411	515
Accumulated amortisation	(219)	(179)
Total leased motor vehicles	192	336

Leasehold improvements
At cost	114	378
Accumulated amortisation	(73)	(277)
Total leasehold improvements	41	101

Total property, plant and equipment
At cost	4,168	4,646
Accumulated amortisation/depreciation	(1,812)	(1,804)
Total property, plant and equipment	2,356	2,842

Notes to the financial statements

15.	Plant and equipment (continued)

Reconciliation of carrying amounts at the beginning and end of the year

	Computer hardware & software $’000	Motor vehicles $’000	Plant & equipment $’000	Furniture, fittings & office equipment $’000	Leased motor vehicles $’000	Leasehold improve- ments $’000	Total $’000
Year Ended June 30, 2015
At July 1, 2014 net of accumulated depreciation and impairment	328	5	1,912	160	336	101	2,842
Additions through Business Combination	2	101	18	27	—	7	155
Additions	4	26	29	9	—	43	111
Disposals	(90)	(1)	(2)	(98)	(60)	(63)	(314)
Transfers	—	—	—	4	—	(4)	—
Depreciation charge for the year	(94)	(38)	(134)	(45)	(84)	(43)	(438)
At June 30, 2015 net of accumulated depreciation and impairment	150	93	1,823	57	192	41	2,356

Year ended June 30, 2014
At July 1, 2013 net of accumulated depreciation and impairment	304	13	2,074	127	333	109	2,960
Additions	131	—	—	73	167	35	406
Disposals	(1)	—	(26)	—	(67)	(10)	(104)
Transfers	—	5	—	—	(5)	—	—
Depreciation charge for the year	(106)	(13)	(136)	(40)	(92)	(33)	(420)
At June 30, 2014 net of accumulated depreciation and impairment	328	5	1,912	160	336	101	2,842

Notes to the financial statements

16.	Goodwill and intangible assets

Reconciliation of carrying amounts at the beginning and end of the year

	Develop- ment Costs $’000	Goodwill $’000	Total $’000
Year ended June 30, 2015
At July 1, 2014 net of impairment	—	7,666	7,666
Additions through Business Combination [1]	260	12,338	12,598
Impairment charge	—	(6,200)	(6,200)
Amortisation	(48)	—	(48)
At June 30, 2015 net of accumulated amortisation and impairment	212	13,804	14,016

At June 30, 2015
Cost (gross carrying amount)	350	25,261	25,611
Accumulated amortisation	(138)	(11,457)	(11,595)
Net carrying amount	212	13,804	14,016

Year ended June 30, 2014
At July 1, 2013 net of impairment	—	7,666	7,666
At June 30, 2014 net of accumulated amortisation and impairment	—	7,666	7,666

At June 30, 2014
Cost (gross carrying amount)	—	19,123	19,123
Accumulated amortisation	—	(11,457)	(11,457)
Net carrying amount	—	7,666	7,666

1 Refer to Note 22 for the details of business combinations.

Goodwill

Goodwill is allocated to the Group’s cash-generating units (‘CGUs’) identified to the operating segments. A segment-level summary of the goodwill is presented below:

	Consolidated
	2015 $’000	Restated 2014 $’000

Solar PV	4,654	6,500
Monitoring &
Performance Analytics	7,984	—
Parmac	1,166	1,166
	13,804	7,666

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

At 30 June 2015, an impairment charge of $6,200,000 was recorded against the Solar PV CGU goodwill based on the value in use calculations performed.

Notes to the financial statements

16.	Goodwill and intangible assets (continued)

Key assumptions used in value in use calculations

The recoverable amount of the CGUs based on a value in use calculation uses cash flow projections as at 30 June of the reporting period based on financial budgets.

The calculation of value-in-use relies upon the following assumptions:

	Monitoring & Performance Analytics	Solar	Parmac
Pre-tax discount rate	24.5%	24.5%	24.5%
Perpetuity growth rate	3%	0%	3%

The calculation of value in use is most sensitive to the following assumptions:

●	earnings before interest, tax, depreciation & amortisation (EBITDA);

●	discount rates; and

●	growth rate used to extrapolate cash flows beyond the budget period.

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

Growth rate estimates - these are based on published industry research such as IbisWorld for Electricity Generation in the case of the Solar CGU and Industrial Building Construction for Parmac and independent research publications for monitoring and performance analytics.

Sensitivity to changes in value-in-use assumptions

The implications of the key assumptions on the recoverable amount are discussed below:

Input	Sensitivity Applied	Revised Goodwill Valuation
		Solar PV $000	Parmac $000	Monitoring & Performance Analytics $000
EBITDA	25% shortfall in EBITDA achievement	3,490	1,166	7,045
Growth rate	Long term growth rate of 0%	4,654	1,166	7,984
Discount rate	3% increase to discount rate applied	4,388	1,166	7,984

Notes to the financial statements

17.	Trade and other payables

	Consolidated
	2015 $’000	Restated 2014 $’000
Current
Trade payables	3,178	5,787
Accruals and other payables	2,373	2,616
	5,551	8,403

Fair value

Due to the short-term nature of these payables, their carrying value is assumed to approximate their fair value.

18.	Interest-bearing loans and borrowings

	Note	Consolidated
		2015 $’000	Restated 2014 $’000
Current - secured
Other loans [1]		1,229	7,570
Convertible notes [2]		—	4,489
Finance leases	27	77	90

Current – unsecured
Other loans [3]		1,102	117
		2,408	12,266
Non-current – secured
Finance leases	27	156	270
Preference shares[4]		4,436	—
		4,592	270

1 Other loans - secured

The other loans balance as at June 30, 2015 consists of two third-party loans, provided to subsidiaries within the Group.

An amount of $521,000 (US$360,000) is secured by the borrower’s right, title and interest in and to all of the tangible and intangible property of Green Earth Developers LLC. Interest is payable on this loan at the rate of 6% per annum. The loan is repayable on the tenth business day following receipt of written notice from the lender of such a demand. As at the date of this report, no such demand had been received from the lender.

An amount of $708,000 (US$493,000) is secured by the borrower’s right, title and interest to all its receivables. Interest is payable on this loan at 2% per month. The loan is repayable on the tenth business day following receipt of written notice from the lender of such a demand. As at the date of this report, no such demand had been received from the lender.

The other loans balance as at June 30, 2014 is secured by a 2nd ranking fixed and floating charge over all otherwise unencumbered assets of the Group. Interest was payable on this loan at the penalty rate of 15%. On execution of the Deed of Company Arrangement on December 24, 2014 the loan balance was fully extinguished.

2 Convertible notes

BlueNRGY issued 635 9.75% convertible notes for US$6,350,000 ($6,756,000) in May 30, 2012 and August 2012, referred to as the Series 1 notes. The equity portion of the convertible notes has been accounted for in equity. The maturity date of these notes was 36 months after the date of issue. The notes were transferable by the note holders and were convertible into ordinary shares of the Company at the option of the holder. The conversion price when issued was $15.90. The notes were secured by a first ranking fixed and floating charge over the assets of BlueNRGY, subject to the priority liens previously granted under the trade finance facility.

Notes to the financial statements

18.	Interest-bearing loans and borrowings (continued)

In February 2013, the Company entered into an amended and restated agreement with the secured convertible note holders. From an accounting point of view, this renegotiation amounted to an extinguishment of the previously issued notes and the recognition of a new debt which resulted in an additional expense of $1,168,000 that was recognised in profit or loss at June 30, 2013.

As a result of a default event at June 30, 2013, at maturity the notes became subject to a redemption premium equal to 20% of the principal which was reflected in the carrying value of the notes at June 30, 2013.

On September 30, 2013 BlueNRGY issued 95 additional Series 1 convertible notes with a total face value of US$950,000 ($1,010,000).

During the 2014 financial year a total of $6,190,000 reductions were made to the Series 1 convertible note balances as follows:

●	cash repayment of $1,840,000 from the proceeds of the sale of Captech

●	exchange of $2,135,000 of notes into Series A Preference Shares

●	exchange of notes with a face value and accrued interest and fees of $2,215,000 into ordinary shares of the Company

On execution of the Deed of Company Arrangement on December 24, 2014, the convertible notes were fully extinguished.

The convertible notes are presented on the balance sheet as follows:

	Consolidated
	2015 $’000	Restated 2014 $’000

Face value of convertible note (equivalent to cash redemption amount)	—	4,460
Derivative on convertible note (Conversion options and associated warrants) – at fair value	—	52
Borrowing costs - amortised balance	—	(23)
Carrying Value	—	4,489

3 Other loans - unsecured

The other loans balances as at June 30, 2015 are unsecured, repayable on demand and interest free. As at the date of this report, no demand for repayment had been received from the lender.

4 Preference Shares

On execution of the Deed of Company Arrangement on December 24, 2015, two of the Group’s subsidiaries Parmac Air-Conditioning and Mechanical Services Pty Limited (Parmac) and Chatham Island Wind Limited (CIWL) issued 3,600,000 US$1.00 non-voting, redeemable preference shares (‘RPS’). The RPS are convertible in into Company Ordinary Shares whole or in part at any time after June 30, 2015 at a price of US$0.03785 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company. RPS will receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. Subsidiary Preference Shares are redeemable by the Company, in whole or in part, at the Company’s sole election. The holder of the RPS may, at its discretion, force redemption through the sale of Parmac or CIWL if the RPS have not been converted or redeemed by that date. The RPS are classified as a liability on the Statement of Financial Position as there exists an obligation for the issuer to deliver either cash or another financial asset to the holder

Fair values

With the exception of the convertible notes in 2014, the carrying amount of the Group’s current and non-current borrowings approximates their fair values.

Risk exposures

Details of the Group’s exposure to risks arising from the current and non-current borrowings relating to interest rate and foreign exchange risk are set out in Note 23.

Notes to the financial statements

19.	Provisions

	Consolidated
	2015 $’000	Restated 2014 $’000

Current
Employee entitlements	335	332

Non-current
Employee entitlements	67	59

20.	Contributed equity

	Consolidated
	2015 $’000	Restated 2014 $’000

Ordinary share capital, issued and fully paid	144,338	120,323
Class A Preferred shares, issued and fully paid	—	4,643
Class B Preferred shares, issued and fully paid	781	—
Value of conversion rights – convertible notes	—	574
	145,119	125,540

Notes to the financial statements

20.	Contributed equity (continued)

	2015		2014
	Number of shares	$’000	Number of shares	$’000
Movement in ordinary shares
Balance at the beginning of the year	4,718,133	120,323	1,742,825	109,046
Issue of shares under share purchase agreements	65,323,647	3,135	2,976,489	12,597
Issue as consideration or business combinations	161,147,338	9,135
Reorganisation – shares issued	96,028,937	4,577
Issue in exchange for debt or services	8,240,997	1,178
Issue from conversion of preference A shares	587,500	2,509	—	—
Issue from conversion of preference B shares	50,101,202	2,792	—	—
Forfeiture on consolidation	—	—	(1,181)	—
Reorganisation – shares not yet issued	23,778,071	1,133	—	—
Transaction costs	—	(444)	—	(1,320)
Balance at the end of the year	409,925,825	144,338	4,718,133	120,323

Movement in preference A shares on issue
Balance at the beginning of the year	435	4,643	—	—
Issue of preference A shares	—	—	435	4,643
Conversion to ordinary shares	(235)	(2,509)	—	—
Conversion to preference B shares	(200)	(2,134)	—	—
Balance at the end of the year	—	—	435	4,643

Movement in preference B shares on issue
Balance at the beginning of the year	—	—	—	—
Issue of preference B shares	4,285	2,775	—	—
Conversion from preference A shares	200	2,134
Conversion to ordinary shares	(2,484)	(2,792)	—	—
Dividends reinvested	99	257	—	—
Forfeiture on Administration	(1,500)	(1,593)	—	—
Balance at the end of the year	600	781	—	—

Movements in Convertible notes
Balance at beginning of the year	—	574	—	574
Cancellation of convertible note	—	(574)	—	—
Balance at the end of the year	—	—	—	574

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

Class A Preferred Shares

Class A Preferred Shares have a liquidation preference over the Company’s Ordinary shares, are non-voting (except with respect to any Class A Preferred Stock matters) and are convertible at any time into Ordinary shares, in whole or in part, at each holder’s option. The number of Ordinary shares into which each Class A Preferred Share is convertible is determined by dividing the face value of each Class A Preferred Share by US$4.00. There are no dividend rights attached to the Class A Preferred Shares. The Class A Preferred Shares are redeemable by the Company, in whole or in part, at the Company’s sole election.

Notes to the financial statements

20.	Contributed equity (continued)

Class B Preferred Shares

Class B Preferred Shares have a liquidation preference over the Company’s Ordinary shares, are non-voting (except with respect to any Class B Preferred Stock matters) and are convertible at any time into Ordinary shares, in whole or in part, at each holder’s option. The number of Ordinary shares into which each Class B Preferred Share is convertible is determined by dividing the face value of each Class B Preferred Share plus accrued but unpaid dividends by US$0.05. Class B Preferred Shares have a right to receive dividends on March 31, June 30, September 30 and December 31 each year at an annual rate calculated on the face value of 8% from the date of issuance through January 31, 2015, after which date no dividends shall accrue. Dividends may be paid, at the Company’s option, in cash or ordinary shares. The Class B Preferred Shares are redeemable by the Company, in whole or in part, at the Company’s sole election.

Unissued Ordinary Shares

Subsequent to balance date these Ordinary Shares have been issued.

Convertible Notes

Refer Note 18.

Share options

Options over ordinary shares: The following options (including conversion rights on convertible notes) to purchase fully paid ordinary shares in the Company were outstanding at June 30:

Grant Date	Expiry Date	Exercise Price ($)	Balance at beginning of the year No.	Granted during the year No.	Exercised during the year No.	Forfeited during the year No.	Vested and exercisable at end of the year No.
2015
01/11/11	31/12/14	75.00	1,167	—	—	(1,167)	—
28/05/12	28/05/15	8.25	66,667	—	—	(66,667)	—
31/0.5/12	30/05/17	3.90	117,705	—	—	—	117,705
12/12/12	12/12/17	15.90	3,930	—	—	—	3,930
12/12/12	12/12/17	3.902	11,792	—	—	—	11,792
30/12/12	30/12/17	15.90	43,164	—	—	—	43,164
13/02/13	30/05/17	3.90	153,939	—	—	—	153,939
18/06/14	15/12/19	5.34	72,400	—	—	—	72,400
Total			470,764	—	—	(67,834)	402,930
Weighted average exercise price $			6.11	—	—	9.40	5.56

Share options (continued)

Grant Date		Expiry Date	Exercise Price ($)	Balance at beginning of the year No.	Granted during the year No.	Exercised during the year No.	Forfeited during the year No.	Vested and exercisable at end of the year No.
2014
28/11/08		27/11/13	60.00	30,667	—	—	(30,667)	—
21/12/10		19/12/13	60.00	40,000	—	—	(40,000)	—
01/11/11		31/12/14	75.00	1,167	—	—	—	1,167
28/05/12		28/05/15	8.251	66,667	—	—	—	66,667
31/05/12		30/05/17	3.90	117,705	—	—	—	117,705
12/12/12		12/12/17	15.90	3,930	—	—	—	3,930
12/12/12		12/12/17	3.902	11,792	—	—	—	11,792
30/12/12	/	30/12/17	15.90	43,164	—	—	—	43,164
13/02/13		30/05/17	3.90	153,939	—	—	—	153,939
18/06/14		15/12/19	5.34	—	72,400	—	—	72,400
Total				469,031	72,400	—	(70,667)	470,764
				14.35	5.34		60.00	6.11

Notes to the financial statements

20.	Contributed equity (continued)

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

Capital management

When managing capital, management’s objective is to ensure that the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets.

Management adjusts the capital structure to take advantage of favourable costs of capital or high returns on assets. As the market is constantly changing, management may change the amount of dividends to be paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. As at June 30, 2015, the company had negative net equity.

21.	Reserves

	Consolidated
	Share options reserve $’000	Available-for-sale reserve $’000	Translation reserve $’000	Total $’000
At July 1, 2014	3,336	—	(35)	3,301
Current year translation	—	—	(376)	(376)
Transfer to Retained profits (Accumulated losses) on expiration of options	(1,232)	—	—	(1,232)
At June 30, 2015	2,104	—	(411)	1,693

At July 1, 2013 (restated)	3,189	800	33	4,022
Share based payments - borrowing & underwriting agreements	147	—	—	147
Impairment of available for sale asset	—	(800)	—	(800)
Current year translation	—	—	(68)	(68)
At June 30, 2014	3,336	—	(35)	3,301

Share options reserve

The share options reserve is used to record the value of share based payments provided to employees and directors as part of their remuneration and options granted as part of borrowing agreements. No options were granted during 2015 (2014: 72,400 options as remuneration to underwriters). The reserve also records the re-pricing of options previously issued. Refer Note 20.

Available-for-sale reserve

Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available for sale financial assets are recognised in other comprehensive income, and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.

Translation reserve

Exchange differences arising on translation of a foreign controlled entity are recognised in other comprehensive income as described in Note 2(g) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Notes to the financial statements

22.	Business Combinations

(a)	Acquisition of Green Earth Developers LLC (GED)

On July 7 2014, the Company completed the acquisition of 100% of shares issued by Green Earth Developers LLC (“GED”) through a wholly owned US subsidiary CBD Acquisition Holdings Inc. GED is US based and is recognised for delivering high-quality, turnkey renewable energy projects, with a focus on large commercial and utility-scale solar projects. GED forms part of the Solar CGU.

Details of purchase consideration, net liability acquired and goodwill at acquisition date are as follows:

Purchase consideration	Quantity	Price	Total	Total
		(US$)	$’000 (US$)	$’000 (AUD$)

Cash			1,500	1,603
Shares – restricted	416,666	3.35	1,396	1,492
Total purchase consideration			2,896	3,095

Assets and liabilities acquired	Cost		Fair value
	$’000 US$		$’000 US$
Cash & cash equivalents	255		255	273
Trade & trade receivables	345		345	368
Work in progress	374		374	399
Fixed assets	79		79	85
Other receivables	144		—	—
Total assets	1,197		1,053	1,125

Accounts payable	1,499		1,499	1,602
Net liability	(302)		(446)	(477)

Goodwill on acquisition			3,342	3,572
Translation adjustment at balance date				332
Goodwill at balance date				3,904

(b)	Acquisition of BlueNRGY LLC

On January 27, 2015 the Company completed the acquisition of 100% of shares issued by BlueNRGY LLC, a US based provider of performance monitoring, data analytics and operations and maintenance services for renewable energy projects. BlueNRGY LLC forms part of the Monitoring and Performance Management CGU.

Details of purchase consideration, net liability acquired and goodwill at acquisition date are as follows:

Notes to the financial statements

22.	Business Combinations (continued)

(b)	Acquisition of BlueNRGY LLC (continued)

Purchase consideration	Quantity	Price	Total	Total
		(US$)	$’000 (US$)	$’000 (AUD$)

Shares – restricted	154,173,964	0.03785	5,835	7,349
Total purchase consideration			5,835	7,349

Assets and liabilities acquired	Cost		Fair value
	$’000 US$		$’000 US$
Cash & cash equivalents	54		54	68
Trade & other receivables	49		49	62
Inventory	20		20	25
Development costs, patents and fixed assets	265		265	335
Other receivables	5		5	4
Total assets	393		393	494

Accounts payable	533		533	671
Borrowings	53		353	445
Net liability	(193)		(493)	(622)

Goodwill on acquisition			6,328	7,971
Translation adjustment at balance date				13
Goodwill at balance date				7,984
Total Goodwill at balance date for acquired entities				11,888

23.	Financial risk management objectives and policies

The Group’s principal financial instruments comprise receivables, payables, loans, convertible notes, finance leases, available-for-sale investments and cash and short-term deposits.

Risk exposures and responses

The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk, price risk, and liquidity risk. Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below.

(a)	Interest rate risk

The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk only if the borrowings are carried at fair value, which is not the Group’s policy. There were no variable rate borrowings in 2015 and 2014.

At reporting date, the Group had the following net exposure to Australian variable interest rate risk:

	Consolidated
	2015 $’000	Restated 2014 $’000
Cash and cash equivalents	482	1,356

Notes to the financial statements

23.	Financial risk management objectives and policies (continued)

The Group’s policy is to manage its finance costs using a mix of fixed and variable rate debt. At June 30, 2015, the Group had borrowings of $7,000,000 (2014: $12,853,000). Where applicable, borrowings which attract interest do so at a fixed interest rate. The Group constantly analyses its interest rate exposure. Within this analysis, consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates. The Group’s fixed rate borrowings comprising the other loans and the convertible notes are carried at amortised cost.

Given the levels of cash holdings in both 2015 and 2014, a 1% movement in interest rates, with all other variables held constant, would have an immaterial impact

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities, borrowings, and financial assets.

(b)	Foreign currency risk (continued)

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars was as follows:

	USD $’000	GBP $’000	EUR $’000	NZD $’000	AUD $’000	Total $’000
2015
Cash and cash equivalents	142	36	—	—	304	482
Trade and other receivables	68	—	2	—	2,801	2,871
Trade and other payables	(2,456)	62	(59)	(91)	(3,007)	(5,551)
Borrowings	(6,767)	—	—	—	(233)	(7,000)

2014
Cash and cash equivalents	1,134	82	2	—	138	1,356
Trade and other receivables	—	—	—	58	3,657	3,715
Financial assets	39	—	—	—	—	39
Trade and other payables	(782)	(14)	(825)	(42)	(6,740)	(8,403)
Borrowings	(4,489)	—	—	—	(8,041)	(12,530)

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in the US dollar, the British pound and the Euro against the AUD exchange rate, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

		USD		GBP		EUR
	Change in rate	Effect on profit before tax	Effect on equity	Effect on profit before tax	Effect on equity	Effect on profit before tax	Effect on equity
		$’000	$’000	$’000	$’000	$’000	$’000
2015	+10%	444	311	(18)	(13)	7	5
	-10%	(543)	(380)	22	16	(9)	(6)

2014	+10%	396	277	(10)	(7)	109	76
	-10%	(484)	(339)	12	9	(133)	(93)

The Group does not apply hedge accounting. At June 30, 2015 and 2014, no forward contracts were in place.

(c)	Price risk

The Group has no significant exposure to price risk.

Notes to the financial statements

23.	Financial risk management objectives and policies (continued)

(d)	Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents, and trade and other receivables. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Exposure at balance date is addressed in each applicable Note.

The Group does not hold any credit derivatives to offset its credit exposure. The Group trades only with recognised, creditworthy third parties, and as such collateral is not requested, nor is it the Group’s policy to securitise its trade and other receivables. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of organisations to minimise the risk of default of counterparties.

(e)	Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of a variety of equity and debt instruments.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for all non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

The remaining contractual maturities of the Group’s financial liabilities are:

	Less than 6 months $’000	6-12 months $’000	Between 1-2 years $’000	Between 2-5 years $’000	Total contractual cash flows $’000	Carrying amount of liability $’000
2015
Trade and other payables	5,551	—	—	—	5,551	5,551
Borrowings	6,767	—	—	—	6,767	6,767
Finance leases	45	49	82	91	267	233

2014
Trade and other payables	8,403	—	—	—	8,403	8,403
Borrowings	12,059	—	—	—	12,059	12,059
Finance leases	59	50	151	170	430	360

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

Level 3 – the fair value is estimated using inputs for the asset or liability that are not based on observable market data.

Notes to the financial statements

23.	Financial risk management objectives and policies (continued)

(e)	Liquidity risk (continued)

The fair value of the financial instruments as well as the methods used to estimate the fair value are summarised in the table below.

	2015				2014
Consolidated	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Financial assets
Available-for-sale investments	—	—	—	—	39	—	—	39

Financial liabilities
Derivatives on convertible notes	—	—	—	—	—	—	52	52

Quoted market price represents the fair value determined based on quoted prices on active markets as at the reporting date. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.This is the case for the embedded derivatives for the convertible notes which are valued based on a valuation techniques which are disclosed in Note 18 and for available for sale financial assets disclosed in Note 14

The following table presents the changes in level 3 instruments for the years ended June 30, 2015 and 2014:

	Unlisted equity securities (asset)	Embedded derivatives on convertible notes (liabilities)

Opening balance July 1, 2013	10,815	(296)
Impairment of available-for-sale investment in profit or loss	(10,000)	—
Impairment of available-for-sale investment in other comprehensive income	(800)	—
Gains recognised in profit or loss	24	244
Closing balance June 30, 2014	39	(52)
(Losses) / Gains recognised in profit or loss	(39)	52
Closing balance June 30, 2015	—	—

24.	Related party disclosures

(a)	Subsidiaries

The consolidated financial statements include the financial statements of BlueNRGY Group Limited and the material subsidiaries listed in the following table.

				% Equity Interest
Name	Country of Incorporation	Principal Activity	2015	2014	2013

BlueNRGY Group Limited	Australia	Holding company	100	100	100
Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100	100	100
BlueNRGY Renewable Solutions Pty Ltd [1]	Australia	Solar	100	100	100
Westinghouse Solar Limited	United Kingdom	Solar	100	100	100
BlueNRGY LLC [2]	USA	Performance Analytics	100	—	—
Green Earth Developers LLC [3]	USA	Solar	100	—	—
Chatham Island Wind Ltd	New Zealand	Special purpose vehicle	100	100	100

Notes to the financial statements

24.	Related party disclosures (continued)

1 formerly known as Westinghouse Solar Pty Ltd

2 acquired 27 January 2015

3 acquired 1 July 2014

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

Details relating to key management personnel, including transactions with key management personnel and remuneration paid, are included in Note 25.

(d)	Terms and conditions of transactions with related parties

Sales to and purchases from related parties are made in arm’s length transactions both at normal market prices and on normal commercial terms unless otherwise stated.

25.	Key management personnel

(a)	Compensation for key management personnel

	Consolidated
	2015 $	2014 $	2013 $

Short-term employee benefits	1,479,344	1,823,534	2,090,045
Post-employment benefits	43,095	75,355	139,714
Total compensation	1,522,439	1,898,889	2,229,759

(b)	Option holdings of key management personnel

						Vested at June 30
	Balance at July 1	Granted as remune- ration	Options exercised	Net other change	Balance at June 30	Total	Exercisable	Not exercisable
2015
Executives
J Greer	1,000	—	—	(1,000)	—	—	—	—

2014
Directors
G. McGowan	20,000	—	—	(20,000)	—	—	—	—
Sub-total	20,000	—	—	(20,000)	—	—	—	—

Executives
Y. Brodsky [1]	667	—	—	(667)	—	—	—	—
J. Greer	—	1,000	—	—	1,000	1,000	1,000	—
Sub-total	667	1,000	—	(667)	1,000	1,000	1,000	—

Total	20,667	1,000	—	(20,667)	1,000	1,000	1,000	—

Notes to the financial statements

25.	Key management personnel (continued)

						Vested at June 30
	Balance at July 1	Granted as remune- ration	Options exercised	Net other change	Balance at June 30	Total	Exercisable	Not exercisable
2013
Directors
M. Vaile [2]	20,000	—	—	(20,000)	—	—	—	—
G. McGowan	20,000	—	—	—	20,000	20,000	20,000	—
Sub-total	40,000	—	—	(20,000)	20,000	20,000	20,000	—

Executives
Y. Brodsky	667	—	—	—	667	667	667	—
A. McClaren[2]	333	—	—	(333)	—	—	—	—
E. Cywinski[2]	20,000			(20,000)
Sub-total	21,000	—	—	(20,333)	667	667	667	—

Total	61,000	—	—	(40,333)	20,667	20,667	20,667	—

1Changes for Mr Brodsky in 2014 are in relation to the disposal of Captech.

2 Changes for M. Vaile, A. McClaren and E. Cywinski in 2013 relate to resignations.

(c)	Shareholdings of key management personnel

Shares held in BlueNRGY Group Limited (number)

	Balance at July 1	Granted as remuneration	On exercise of Options	Net other change	Balance at June 30
2015
Directors
G. McGowan [1]	275,377	—	—	(275,377)	—
C. Botto	14,947	—	—	1,560,272	1,575,219
W. Morro	30,448	—	—	23,352,048	23,382,496
T. Barlow [1]	15,107	—	—	(15,107)	—
Y. Cotrel	—	—	—	49,024,413	49,024,413
J. Chapple [2]	—	—	—	—	—
J Donohue [3]	—	—	—	1,560,889	1,560,889

Executives
J. Greer [1]	18,508	—	—	(18,508)	—
E. Cotrel	—	—	—	25,130,955	25,130,955
R. Pillinger	—	—	—	5,000,000	5,000,000
Total	354,387	—	—	105,319,585	105,673,972

2014
Directors
G. McGowan [4]	59,665	—	—	215,712	275,377
C. Botto	1,667	—	—	13,280	14,947
W. Morro	—	—	—	30,448	30,448
T. Barlow [5]	—	—	—	15,107	15,107

Executives
Y. Brodsky [6]	707	—	—	(707)	—
J. Greer [5]	—	—	—	18,508	18,508
Total	62,039	—		292,348	354,387

Notes to the financial statements

25.	Key management personnel (continued)

1 Changes for Messrs McGowan, Barlow and Greer relate to their respective resignations.

2 Mr. Chapple was appointed and resigned as a Director during the course of the year to June 30, 2015. At the time of his resignation, Mr. Chapple held 850,000 ordinary shares in BlueNRGY directly and an entity in which he has a beneficial interest held 15,852,048 ordinary shares.

3 Excludes 7,722,918 ordinary shares held by an entity in which Mr. Donohue has a beneficial interest.

4 Includes shares held directly by Mr. McGowan and shares held by entities in which Mr. McGowan has disclosed to the Company that he holds an interest in.

5 Changes for Mr. Barlow and Mr. Greer in 2014 relate to the issue of 15,107 and 18,508 ordinary shares in BlueNRGY in lieu of outstanding director’s fees and services rendered respectively.

6 Changes for Mr Brodsky in 2014 are in relation to the disposal of Captech.

(d)	Loans to key management personnel

There were no loans to directors or key management personnel during the year ending June 30, 2015 (2014: None).

(e)	Loans from key management personnel

Related Parties

During the year ended June 30, 2015 an entity related to Mr. William Morro loaned US$284,000 to the Group. The loan, unanimously approved by the Company’s Board, matures on July 15, 2016 and may be repaid earlier at the Company’s sole discretion. The loan is convertible into Ordinary Shares at a conversion price of US$0.03785 per share and interest is payable at a rate of 15% per annum. The loan may be assigned to another qualified party at the lender’s discretion. At June 30, 2015 interest of US$6,814 had accrued, but not been paid, on the loan.

In 2014 TRW Pty Limited, an entity in which a former Director, Mr. Gerry McGowan has a direct interest, loaned $500,000 to the Company. The loan was repaid to TRW Pty Ltd on June 23, 2014. TRW Pty Ltd was paid a $25,000 transaction fee for the provision of this loan. No interest was charged on the loan.

(f)	Transactions with Sligo Investments Limited

During the year ended June 30, 2014 the Company entered into a series of transactions with Sligo Investments Limited. These transactions were all conducted with Mr McGowan acting as the sole intermediary between the Company and Sligo. The Company and its Board of Directors have been unable to determine the identity of the parties who either own or control Sligo and have also been unable to determine the incorporation status of Sligo. Despite attempts to determine the facts surrounding Sligo, the Company cannot be assured that it is not a related entity to Mr McGowan.

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

An amount of $676,000 was paid to Solon AG in December 2013 which was solely initiated by Mr Gerry McGowan outside of the customary approval processes of the Company. Mr McGowan represented to the Company that the payment was a deposit for a future order of Solar PV panels from Solon, however the Company has been unable to confirm that such an order was placed or accepted. Despite attempts to independently verify the nature of this transaction and the validity of the supporting documentation, the Company has been unable to do so and cannot be assured that it was not made for the personal benefit of Mr McGowan. A payment was received by the Company in October 2014 for $680,000 from a third party. Documentation was provided to the Company in relation to this transaction which stated that this payment was consideration for the assignment of the alleged deposit by Solon to the party remitting the payment. In absence of definitive information to the contrary the amount of $676,000 is recorded within Other Assets in the Statement of Financial Position at June 30, 2014. The funds received in October 2014 were credited against Other Assets in the absence of additional information to contradict this accounting treatment.

Notes to the financial statements

25.	Key management personnel (continued)

(h)	Other transactions and balances with key management personnel and their related parties

During the current and previous financial year, the Group transacted with related entities of directors, other than in their capacity as director, as follows:

(i)	In April 2015 one of the Group’s subsidiaries, Parmac, secured a line of credit with an affiliate of William Morro for up to US$0.5 million. As of June 30, 2015, the facility was fully drawn. Refer Note 18[1]

(ii)	During the year ended June 30, 2015 the following Directors, or their related entities, subscribed to purchase ordinary shares under a Securities Purchase Agreement as follows:

Director	Subscription Amount US$	Subscription Price Per Share US$	Number of Ordinary Shares Issued
Mr Yves-Regis Cotrel	450,000	0.03785	11,889,036
Mr William Morro	600,000	0.03785	15,852,048

(iii)	The following Directors and Executives, or their related entities, who were shareholders in BlueNRGY LLC at the time of its acquisition by the Company were issued ordinary shares under the Purchase Agreement as follows. This transaction occurred before these individuals were appointed the Board of Directors or as Executives of the Company:

Director	Number of Ordinary Shares Issued
Mr Yves-Regis Cotrel (1)(2)	36,285,377
Mr Emmanuel Cotrel (2)	19,130,955
Jack Donohue (3)	2,463,896

(1) Included in the shares issued to Mr. Yves-Regis Cotrel were 7,965,997 shares issued in exchange for a loan of US$301,513 Mr. Cotrel had provided to BlueNRGY LLC prior to its acquisition by the Company. The exchange price was US$0.03785 per share.

(2) Excludes 7,430,381 shares owned by Rymes Investment Company in which both Yves-Regis Cotrel and Emmanuel Cotrel share an ownership.

(3) Includes allocation of 7,012,029 shares owned by Coastalview Partners in which Mr. Donohue holds a 25% interest.

(iv)	The share purchase agreement with BlueNRGY LLC included provisions whereby 24,050,000 ordinary shares were allocated upon consummation of the acquisition to company executives, key employees and advisors and nominated directors (subsequently confirmed) as a performance incentive. Those allocations are as follows:

Director or KMP	Number of Ordinary Shares Issued
Directors
William Morro	7,500,000
Carlo Botto	1,500,000
John Chapple	850,000
John Donohue	850,000
Yves-Regis Cotrel	850,000

KMP
Richard Pillinger	5,000,000
Emmanuel Cotrel	6,000,000

Notes to the financial statements

25.	Key management personnel (continued)

(v)	During the financial year ending June 30, 2015 TRW Holdings Pty Ltd, an entity in which Mr Gerry McGowan has a direct interest, received payments for executive services provided by Mr. McGowan and for reimbursement of travel expenses and other operating disbursements incurred on behalf of the company. The total amount paid or payable to TRW Holdings Pty Ltd including GST for services other than the services of Mr. McGowan acting as Managing Director was $121,300 (2014: $560,920). All the payments made in 2015 and $346,965 of the payments made in 2014 were made outside of the Company’s customary approval processes and were purported by Mr McGowan to be for reimbursement of costs incurred on behalf of the company paid by TRW Holdings Pty Ltd. The Company has not been provided with adequate documentation by Mr McGowan or TRW Holdings Pty Limited to determine whether or not these costs represent bona fide costs incurred on behalf of the Company. These payments have been recognised as an expense in profit or loss for the year ended June 30, 2014.

(vi)	During the year ended June 30, 2014 a payment deferral and debt forgiveness agreement required that a creditor balance be assigned to TRW Holdings Pty Ltd, under the tri-party arrangement with the creditor and TRW Holdings. TRW Holdings neither gained nor lost from the transaction and the Company made all payments that were obligated to be made under that agreement to satisfy the original creditor claim in full. The Company received a Deed of Release and Forgiveness for the full amount of this debt from TRW Holdings Pty Ltd dated as of December 20, 2013.

(vii)	During the year ended June 30, 2014 the Company paid Pitt Capital Partners Limited, an entity in which a former director, Todd Barlow, has a direct interest, fees for corporate services of $180,290.

(viii)	During the year ended June 30, 2014 CapTech paid Brodpower Pty Ltd A$58,025 for contract maintenance and repair services. Mr Yuri Brodsky was the Managing Director of CapTech prior to its sale and had an ownership interest in Brodpower Pty Ltd.

Notes to the financial statements

26.	Share-based payments

(a)	Recognised share-based payment expenses

The expense relating to options is shown in the table below:

	Consolidated
	2015 $’000	Restated 2014 $’000

Expense arising from equity-settled share-based payment financing transactions	—	148

(b)	Types of share-based payments

There were no options issued during the year ended June 30, 2015. The options issued during the year ended June 30, 2014 relate to options/warrants that have been issued as part of the remuneration to underwriters during the Group’s first capital raise on Nasdaq. 72,400 options with an exercise price of $US5.00 were issued. The weighted average remaining contractual life of issued options outstanding at year-end was 3.2 years.

(c)	Summaries of options granted as share based payments

The following table illustrates the number (“No.”) and weighted average exercise prices (“WAEP”) of, and movements in, share options issued during the year:

	2015 No.	2015 WAEP $	2014 No.	2014 WAEP $

Outstanding at the beginning of the year	316,824	7.19	315,091	19.46
Granted during the year [1]	—	—	72,400	5.34
Expired during the year	(67,834)	9.40	(70,667)	60.00
Outstanding at the end of the year	248,990	6.59	316,824	7.19

(d)	Option pricing model

The fair value of the equity-settled share options granted for the year ended June 30, 2014 were estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted. The fair value was derived from the binomial model using the closing share price of BlueNRGY Group Limited ordinary shares on grant date, Australian Government Long-term bond interest rates as published by the Reserve Bank of Australia as a proxy for the risk-free interest rate, having regard for the bond maturity that is most closely aligned to the period of time remaining until the options expiry date, and the option exercise prices and quantities as noted above.

The model inputs for options granted during the year ended June 30, 2014 included:

As part of remuneration to underwriters

Number of options granted	72,400
Consideration for options granted	Nil
Exercise price	$5.34
Grant date	Dec 18 2014
Expiry date	Dec 15 2019
Share price at grant date	$3.83
Expected price volatility of the Company’s shares	70%
Expected dividend yield	0%
Risk-free interest rate	3.0%

The expected price volatility is based on the historical five-year volatility of the Company’s share price.

Notes to the financial statements

26.	Share-based payments (continued)

The model inputs for options granted during that year were:

	Unsecured loan, refer Note 18	Convertible notes, refer Note 18	Convertible notes, refer Note 18

Number of options granted	11,793	43,164	3,931
Consideration for options granted	Nil	Nil	Nil
Exercise price	$15.90	$15.90	$15.90
Grant date	24 Dec 2012	30 Dec 12	24 Dec 2012
Expiry date	12 Dec 2017	30 Dec 17	12 Dec 2017
Share price at grant date	$6.00	$6.00	$6.00
Expected price volatility of the Company’s shares	131%	131%	131%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.0%	3.0%	3.0%

27.	Commitments and Contingent Liabilities

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

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

	Consolidated
	2015 $’000	Restated 2014 $’000

Within one year	502	535
After one year but not more than five years	128	606
Total minimum lease payments	630	1,141

Finance lease commitments - Group as lessee

The finance leases relate to the leasing of motor vehicles. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Consolidated
	2015 $’000	Restated 2014 $’000

Within one year	94	130
After one year but not more than five years	173	327
Total minimum lease payments	267	457
Less amounts representing finance charges	(34)	(71)
Present value of minimum lease payments	233	386

Current liability	77	90
Non-current liability	156	270
Total	233	360

Contingent Liabilities

In December 2014 a class action securities suit was filed in a US federal court against BlueNGRY Group Limited (“BGL”, formerly CBD Energy Limited), various current and former officers and directors, the underwriters of an equity raising conducted by the Group in 2014 and the previous auditors of the Group. In August 2015, the Complaint was amended to include one of the Group’s continuing subsidiaries, CBD Energy (USA) Limited. The Complaint is in relation to shares issued by the Group to the public in October 2014, and the lodgment and later withdrawal of the financial reports for the years ended 30 June 2012 and 2013 signed by Directors on 2 November 2012 and 27 November 2013 respectively due to errors identified by Directors and the previous auditors. A claim has not been quantified in the Complaint. The Complaint against BGL was extinguished pursuant to the terms of the DOCA (refer Note 5). CBD Energy (USA) Limited and the relevant current and former Directors and Officers of BGL are covered by an insurance policy for such claims, however, the policy includes an excess and a maximum insured amount. Further legal costs and any amount determined as being payable in relation to the Complaint against CBD Energy (USA) Limited and the relevant current and former Directors and Officers of BGL, may need to be funded in part or in whole by the Group.  The outcome of the potential action cannot be determined at this time,  and a liability has not been recognised in these financial statements in relation to the Complaint.

Notes to the financial statements

28.	Events after the balance sheet date

Transactions

On September 14, 2015 the Company formed a new U.S. subsidiary that entered into a material definitive agreement pursuant to which it acquired, on September 16, 2015 (the “Draker Transaction”) the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the Draker Transaction, the Company’s acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the Draker name. Draker Corporation paid approximately US$2.24m to the sellers and assured the seller’s secured indebtedness of approximately US$0.18m.

Financing

In conjunction with the Draker Transaction, the Company issued 39,630,119 ordinary shares, issued Subsidiary Preferred Shares having a face value of $1.0 million and a conversion price of US$0.03785, provided the holder of Subsidiary Preferred Shares an additional investment right expiring December 31, 2015 to purchase up to an additional $1.0 million of Subsidiary Preferred Shares on the same terms, and issued warrants having a term of three years to acquire 26,420,080 ordinary shares at an exercise price of $0.056775 per share.

On October 10, 2015 the Board set the previously approved share consolidation ratio at 80:1.

Listed status

On July 23, 2015 the Company was notified of its delisting from the NASDAQ Stock exchange.

On September 9, 2015 the Company recommenced trading on the OTC Market.

Board and Executive Changes

On July 31, 2015 Mr John F. Donohue resigned from the Board of Directors and related Committees he had been appointed to.

Notes to the financial statements

29.	Parent entity information

(a)	Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2015 $’000	2014 $’000
Current assets	219	1,317
Total assets	10,774	4,623
Current liabilities	(2,526)	(17,775)
Total liabilities	(2,551)	(27,030)
Net assets/(liabilities)	8,223	(22,407)

Issued capital	145,119	125,540
Accumulated losses	(139,000)	(151,283)
Reserves	2,104	3,336
Total shareholders’ equity	8,223	(22,407)

Profit/(loss) of the parent entity	12,539	(26,262)

(b)	Guarantees entered into by the parent entity

The parent entity provided a financial guarantee to bond holders of Energy Bonds and Secured Energy Bonds for any amounts that remain outstanding on due payment dates. This guarantee was extinguished on execution of the Deed of Company Arrangement on December 24, 2014.

(c)	Contractual commitments for the acquisition of property, plant or equipment

As at June 30, 2015, the parent entity had no contractual commitments for the acquisition of property, plant or equipment (2014: Nil).

Notes to the financial statements

30.	Auditors’ remuneration

The auditor of BlueNRGY Group Limited is HLB Mann Judd.

	Consolidated
	2015 $	Restated 2014 $
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity (2014: for the years ended June 30, 2014, 2013 and 2012)	300,000	340,000

The following amounts were paid or payable to the previous auditor of BlueNRGY Group Limited, PricewaterhouseCoopers.

	Consolidated
	2015 $	Restated 2014 $
Amounts paid or payable to the Company’s auditors
- an audit or review of the financial statements of the entity	—	1,256,512

ITEM  19. EXHIBITS

Exhibit Number		Incorporated by Reference			Filed or Furnished Herewith
	Exhibit Description	Form	Exhibit	Filing Date
1.1	Constitution, as amended, dated December 20, 2000	20-F	1.1	1/30/2014
1.2	Certificate of Registration dated March 11, 2010.	20-F	1.2	1/30/2014
1.3	Certificate of Registration on Change of Name dated March 20, 2015.	20-F	1.3	6/1/2015
4.1	CBD Energy Limited 2014 Equity Plan	F-1/A	10.25	05/09/2014
4.2	Form of Securities Purchase Agreement, dated as of July 25, 2014	6-K	99.1	7/30/2014
4.3	Form of Warrant, dated as of July 25, 2014	6-K	99.2	7/30/2014
4.4	First Amendment to Securities Purchase Agreement, made as of August 19, 2014.	6-K	99.1	8/30/2014
4.5	Deed of Company Arrangement of CBD Energy Limited, dated December 24, 2014.	6-K/A	10.1	1/29/2015
4.6	Deed of Variation of the Deed of Company Arrangement of CBD Energy Limited, dated January 27, 2015.	6-K/A	10.2	1/29/2015
4.7	Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated December 24, 2014.	6-K/A	10.3	1/29/2015
4.8	Deed of Variation of the Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated January 27, 2015.	6-K/A	10.4	1/29/2015
4.9	Amended and Restated Membership Interest Purchase Agreement, dated January 27, 2015	6-K/A	10.5	1/29/2015
4.10	Form of Subscription Agreement, dated January 27, 2015	6-K/A	10.6	1/29/2015
4.11	Rights and Preferences of CBD Series B Preferred Shares as amended January 27, 2015	6-K/A	10.7	1/29/2015
4.12	Acquisition Agreement dated September 16, 2015 between BlueD Acquisition Corporation (now known as Draker Corporation) and Draker, Inc. and Draker Laboratories, Inc.	6-K	4.1	11/12/2015
4.13	Form of Engineering, Procurement, and Construction Agreement between Panasonic Enterprise Solutions Company and Green Earth Developers				X
4.14	Exchange and Compensation Deferral Agreement with Emmanuel Cotrel, dated November 30, 2015.				X
4.15	Exchange and Compensation Deferral Agreement with William Morro, dated November 30, 2015.				X
4.16	Unsecured Convertible Promissory Note with WHI Retirement Savings Plan Trust and WHIRSP – Columbus LLC, dated November 30, 2015 (William Morro).				X
4.17	Warrant held by ESOL, B.V. with Initial Exercise Date of December 31, 2015 (Draker Transaction).				X
8.1	For a list of all of our subsidiaries, see Item 4.C., Organization Structure.				X
11.1	Code of Conduct and Ethics.	20-F	11.1	6/1/2015
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).				X
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a).				X
13.1*	Certification of Principal Executive Officer pursuant to 18 U. S. C. Section 1350.				X
13.2*	Certification of Principal Financial Officer pursuant to 18 U. S. C. Section 1350.				X

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

Date: December 9, 2015