Form 20-F
period 2016-06-30
BlueNRGY Group Ltd
filed 2016-10-28
CIK 1539042

UNITED STATES
SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐        Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒        Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2016

or

☐        Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐        Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

From the transition period from ___________ to _____________

Commission file number 001-36136

BlueNRGY Group Limited

(Exact Name of Registrant as specified in its charter)

Australia	Level 11 32 Martin Place Sydney NSW 2000 Australia
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Richard Pillinger

Chief Financial Officer

BlueNRGY Group Limited

Level 11

32 Martin Place

Sydney NSW 2000

Tel: +61 (0)2 8069 7970

E-mail: Richard.pillinger@bluenrgy.com

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Not Applicable	Not Applicable
(Title of Each Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Ordinary Shares no par value

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2016, 5,956,453 ordinary shares, no par value, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes   ☐     No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes   ☐     No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒     No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes   ☐     No   ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORWARD-LOOKING STATEMENTS

Item	13.	Defaults, Dividend Arrearages and Delinquencies	92
Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	92
Item	15.	Controls and Procedures	93
Item	16A.	Audit Committee Financial Expert	94
Item	16B.	Code of Ethics	94
Item	16C.	Principal Accountant Fees and Services	94
Item	16D.	Exemptions from the Listing Standards for Audit Committees	95
Item	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	95
Item	16F.	Change in Registrant’s Certifying Accountant	95
Item	16G.	Corporate Governance	95
Item	16H.	Mine Safety Disclosure	97

PART III

Item	17.	Financial Statements	97
Item	18.	Financial Statements	97
Item	19.	Exhibits	98

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

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties and other factors. Please also see the discussion of risks and uncertainties under “Risk Factors” contained in Item 3.D. of this Report.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

3.A.             Selected Financial Data

The following consolidated statement of operations data as of June 30, 2016, 2015 and 2014 and for the three years ended June 30, 2016, 2015 and 2014 and summary consolidated balance sheet data as of June 30, 2016 and 2015 and for the two years ended June 30, 2016 and 2015 are derived from the audited consolidated financial statements of BlueNRGY Group Limited included elsewhere in this Report.

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

Consolidated Statements of Operations Data:

	Consolidated
	2016	2015	2014
	$’000	$’000	$’000

Revenues from continuing operations	32,082	16,866	13,732
Other income	50	1,801	1,718
Cost of raw materials, consumables used, and contractors	(23,905)	(8,525)	(6,092)
Employee benefit expenses	(12,025)	(11,390)	(9,323)
Amortisation and depreciation	(527)	(486)	(420)
Impairment of asset	—	(6,217)	(10,019)
Other expenses	(4,128)	(5,771)	(7,751)
Net finance income/(costs)	(822)	85	(4,051)
Loss from continuing operations before income tax	(9,275)	(13,637)	(22,206)
Income tax benefit/(expense)	—	—	—

Loss from continuing operations	(9,275)	(13,637)	(22,206)

Profit from discontinued operations	—	19,341	(3,224)

Net (loss) / profit for the period	(9,275)	5,704	(25,430)

Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair value of available-for-sale financial assets	—	—	(800)
Exchange differences on translation of foreign operations	(35)	(376)	(68)
Other comprehensive loss for the period, net of tax	(35)	(376)	(868)
Total comprehensive profit/(loss) for the period	(9,310)	5,328	(26,298)

	Dollars	Dollars	Dollars
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share	(1.62)	(7.75)	(909.26)
Diluted loss per share	(1.62)	(7.75)	(909.26)
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings/(loss) per share	(1.62)	3.25	(1,041.27)
Diluted earnings/(loss) per share	(1.62)	3.25	(1,041.27)

Consolidated Balance Sheet Data:
	2016	2015
Amounts in A$(000)
Current assets	13,825	3,657
Non-current assets	19,857	16,442
Total Assets	33,682	20,099

Current liabilities	10,444	8,294
Non-current liabilities	10,336	4,659
Total liabilities	20,780	12,953

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the 4 pm market daily rate in Australia for cable transfers in Australian dollars as certified for customs purposes by the Reserve Bank of Australia. The exchange rate in effect on September 30, 2016, was AUD 1.00 = USD$0.7630.

Australia / U.S. Dollar Exchange Rates
A$1.00 = US$ amount shown

	At Fiscal	Average	High	Low
Fiscal Year ended June 30,	Year End	Rate (1)	Rate	Rate
2012	1.0191	1.0319	1.1055	0.9500
2013	0.9275	1.0271	1.0593	0.9202
2014	0.9420	0.9187	0.9672	0.8716
2015	0.7680	0.8382	0.9458	0.7590
2016	0.7426	0.7272	0.7657	0.7010

			High Rate	Low Rate
2016 Month
April			0.7801	0.7539
May			0.7624	0.7176
June			0.7554	0.7230

2017 Month
July			0.7625	0.7460
August			0.7709	0.7516
September			0.7683	0.7473

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

Risks Related to our Financial Condition

Since our restructuring and emergence from Voluntary Administration during our 2015 fiscal year, we have experienced losses from continuing operations that cannot be sustained by our liquidity and there is uncertainty that we can continue as a going concern.

We entered Voluntary Administration, or VA, in Australia in November 2014. Pursuant to a deed of company arrangement, or DOCA, we shed various unprofitable businesses and compromised liabilities of approximately A$38.8 million and exited VA on January 27, 2015, referred to as the Emergence Date. Notwithstanding the restructuring of our business through the VA process, several of our operating units, have subsequently experienced operating losses and continue to do so in the current fiscal year. Moreover, there is no assurance that the losses affecting some of our businesses can be avoided in the future or that cash flow from our profitable businesses will be sufficient to offset such losses. In conjunction with our corporate overhead and our debt service obligations, operating losses have depleted our liquidity to the extent that we cannot continue as a going concern unless we can achieve one or more of the following: higher levels of operating profitably now and in the future, raising additional debt or equity capital, deferring payment to creditors and selling assets. There is no assurance that we will have access to sufficient funds from such initiatives on terms acceptable to our Board of Directors (the “Board”), or on any terms, to meet our future needs.

Some of our businesses are early in the commercialization stage and together with requirements to cover our corporate overhead will cause us to consume cash for the foreseeable future, further straining our liquidity.

Our business development and system development expenses for our monitoring line of business currently exceeds the gross margin earned in this business and it is uncertain when, if ever, growth in revenues from this line of business will generate cash flow in excess of costs. In addition, we have re-launched our solar business in Australia and the U.S. under our own brand and will require additional working capital to fund growth to levels that would make a meaningful contribution to our profitability. We have plans to expand our operations and maintenance (O&M) services for renewable installations and we require investment to do so that must be recouped before these activities contribute to our overall cash flow. Together with meeting costs of our corporate overhead, these initiatives are likely to consume substantial cash for the foreseeable future. To the extent that our liquidity permits us to do so, our Board has determined to continue to pursue development of the monitoring, solar installations and renewable O&M businesses and cash will continue to be used for these purposes. Consequently, our liquidity may be depleted to the extent that we are unable to continue as a going concern.

Our financial results often vary significantly from period-to-period and year-to-year, and results for a particular interim period may not necessarily be indicative of the results for the following period or full year.

Certain of our businesses are subject to irregular revenues or seasonality that have led to, and in the future are likely to result in, significant fluctuations in profitability and cash flow from period to period. Our climate control and large-scale solar businesses are project driven and individual projects in either business segment can represent a meaningful percentage of our revenue, net income and cash flow in any single accounting period. Consequently, delays associated with any single project can lead to significant shortfalls in our expected financial performance. This volatile revenue pattern in our project-related businesses will be exacerbated by any projects that we choose to build, own (typically at least through the project commissioning phase) and transfer (to a third- party), referred to as BOT projects.

In addition, the solar installation business has historically experienced peaks and declines related closely to the timing of policy incentive payments and this has exacerbated our quarter-to- quarter revenue and net income volatility and is expected to continue to do so. As a consequence of these dynamics, it is very difficult to identify trends in overall business activity or profitability for the consolidated company or to anticipate future profitability based on recent results. Moreover, the very short project implementation cycle and short lead time associated with most of our projects make other metrics of business trajectory, such as backlog, difficult to apply. Our current and future expense levels, internal operating plans and revenue forecasts, and operating costs are, to a large extent, fixed. As a result, we may not be able to sufficiently reduce our costs in any period to adequately compensate for an unexpected short-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect financial results for that period. Consequently, we could confront unanticipated liquidity shortfalls that would jeopardize our ability to continue as a going concern.

All of our lines of business are cash intensive, and operations have been, and in the future are likely to be, affected adversely if we fail to maintain sufficient levels of liquidity and working capital.

Our project-based businesses, including monitoring, solar and energy efficiency / climate control systems, require continuing investment in sales and marketing activities to generate leads to replenish or grow the sales pipeline. Consequently, our success depends heavily on the ability to fund such initiatives. The time taken for a lead generated from marketing and advertising activity to completion of the associated installation can vary from one month to over six months. All of our project-based businesses require us to utilize our own working capital to fund operations between progress payments and through retention hold-back periods that can extend up to a year. The monitoring business is a net consumer of cash due largely to the requirement to fund system development expenses necessary to provide a competitive product offering to our customers. Our O&M business typically requires that we invest in staff and other operational capability in advance of payment from customers. We currently lack the capital and liquidity to adequately fund all of these businesses. Additional cash will be needed to fund any growth. Consequently, our project activities, particularly in the large-scale solar sector have been constrained, leading to losses that are ongoing and an inability to fully capitalize on opportunities to generate revenue. We must raise additional capital, further curtail operations in some of our lines of business or divest some of our business units to achieve profitability. Failure to do so increases the likelihood that we will not be able to continue as a going concern, or may cause the value of our ordinary shares to decline or become worthless.

Our indebtedness to lenders and other creditors is significant relative to our liquidity and we may encounter demands for payment that we cannot meet, which could have adverse consequences for our business and future prospects.

Our instalment notes and other liabilities payable by our corporate parent and our major subsidiaries as of June 30, 2016 (excluding current trade balances and accruals and Redeemable Preference Shares) was approximately A$8.6 million in the aggregate and has increased subsequently. While we have negotiated to satisfy this indebtedness in the future, (refer to Item 5.B. under the heading “Indebtedness”), our ability to meet our obligations when payment is due will also depend on our cash reserves, available additional financing and ongoing operating performance. There can be no assurance that we will possess or be able to secure the resources to meet these obligations when they become due.

There can be no assurance that creditors who have agreed to payment terms will continue to forbear if we cannot meet those terms. In such case, or in cases where there is no agreement to forbear, we may receive demands for immediate payment that exceed our ability to pay or attempts to enforce collection of amounts due. Our failure to satisfy or refinance these obligations when due could have a material adverse impact on the indebted operating subsidiaries and could jeopardize our ability or that of the affected operating subsidiaries to continue in business and could cause us to liquidate, resulting in the total loss of value to our shareholders.

Our growth strategy and the future success of our company is based, in part, on pursuing acquisitions of operating companies that operate as competitors or are complementary to our existing lines of business. If we are not successful in completing such acquisitions, or realizing the anticipated benefits from such transactions, then it could have a material adverse effect on our results of operations and financial condition.

One of our growth strategies is to pursue targeted acquisitions of competitive and complementary operating companies. If we are not successful in implementing such strategy and acquiring targeted companies, it could have a material adverse effect on our results of operations and financial condition. Further, we will have devoted significant time and resources in such pursuits, without yet receiving commensurate benefit for our efforts. The likelihood of our acquisition strategy being successful is greatly diminished by our lack of liquidity. In addition, even if we are able to successfully complete targeted acquisitions, if we have misjudged our value or that of the target company, or if we fail to successfully integrate any such assets or operations with ours, it could have a material adverse effect on our results of operations and financial condition, and you could lose some or all of your investment in the Company.

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

We require additional capital to execute on current and anticipated future business opportunities, including the pending completion of the acquisition of Inaccess, and we may not be able to raise the necessary capital on acceptable terms, if at all, with the result that we may have to curtail some business activities or forego growth.

We do not have sufficient capital to operate all of our businesses in accordance with our business plans or to ensure that we can continue as a going concern. Consequently, we will be required to raise additional capital in the future through public or private debt or equity financings by issuing additional ordinary shares or other preferred financing shares, debt or equity securities convertible into ordinary or preferred shares, or rights to acquire these securities. Additional capital will need to be raised to (among other things):

●	take advantage of expansion or acquisition opportunities, including completion of the pending acquisition of Inaccess Holdings Ltd., or Inaccess, to which we are committed in January 2017 (refer to Item 4.A. under the heading “Recent Acquisitions”);

●	acquire, form joint ventures with or make investments in complementary businesses, technologies or products;

●	develop new products or services;

●	respond to competitive pressures;

●	respond to a downturn in the market climate.

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

Notwithstanding write-offs of goodwill and intangibles in the VA restructuring and our 2015 fiscal year, we continue to have recorded substantial goodwill and intangibles asset value as the result of acquisitions; these goodwill and intangible amounts are subject to periodic reviews of impairment that could result in future reported losses and that may limit our ability to raise capital.

The excess of the purchase price of companies and assets that we have acquired, after allocation of fair values to tangible and identifiable intangible assets for those businesses, is allocated to goodwill. We conduct periodic reviews of goodwill and intangible values for impairment. Any impairment would result in a non-cash charge against earnings in the period reviewed, which may or may not create a tax benefit, and would cause a corresponding decrease in shareholders’ equity.

Significant impairments of good will were recognized in conjunction with the effectiveness of the DOCA, with the result that we recorded impairments of goodwill of A$6.2 million for our fiscal year ending June 30, 2015. Nevertheless, our assets as of June 30, 2015 included A$14.0 million of goodwill and intangibles. In keeping with our accounting policies, the value of goodwill and intangibles was again reviewed as of June 30, 2016 and this practice will continue at the end of each subsequent fiscal year in light of the circumstances at the time. Consequently, a further impairment of goodwill and intangibles may be recorded in the future if warranted by the circumstances. In the event that there is a prolonged economic downturn in our served markets, competitive conditions become more challenging or we fail to achieve expected financial performance in our solar PV business segment or our monitoring business in particular, we may be required to record further impairments of goodwill in the future. Such impairment could be material and lead to a significant reduction in our stock price or make it more difficult for us to raise needed capital.

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

Risks Related to Our Industry and Business

Our large-scale solar and air conditioning installation businesses receive most payments upon the achievement of contractual milestones, and any delay or cancellation of one or more large projects could interrupt our cash flow and adversely affect our overall business.

We recognize most revenue for Parmac and our large-scale solar business on a “percentage of completion” basis and, as a result, our revenue from these installations is tied to the performance of contractual obligations, which are generally driven by timelines for the installation of solar power and air conditioning systems at customer sites. This could result in unpredictability of revenue and, in the short term, revenue shortfalls or declines. Much of the revenue of Inaccess, which we are committed to acquire, has similar characteristics. As with any project-related business, there is the potential for delays within any particular customer project. Variation of project timelines and estimates may impact the amount of revenue recognized in a particular period. In addition, certain of our customer contracts may include payment milestones at specified points during a project. Because we must invest substantial time and incur significant expense in advance of achieving milestones and the receipt of payment, failure to achieve milestones could adversely affect our business and cash flows.

If solar projects developed under our BOT model are not sold to buyers quickly after completion and commissioning, we are exposed to significant risk of illiquidity and we may incur diminished profits or losses due to deterioration in market prices for such projects and the costs of the credit currently available to us to finance these projects.

We typically expect to complete projects initiated under the BOT model within one to three months from the commencement of construction. However, our prior experience in selling a portfolio of solar projects demonstrates that closing a sale of commissioned projects can be delayed for months for factors not anticipated at the time installation starts. When we complete a project under the BOT model we may be exposed to changes in project value from the period between our commitment to undertake such a project and the time we sell it for a set price.

Market conditions and value for completed solar projects can be subject to significant fluctuations as a result of factors such as changes in relative currency values, market interest rates, institutional demand for projects generating fixed cash flows and idiosyncratic political and regulatory changes that affect investors’ perceptions of project risk. Moreover, based on our previous experience, the cost of capital needed to finance projects under the BOT model can significantly reduce our expected profitability if holding periods are protracted. The combination of exposures to changes in project values and the cost of financing could cause us to incur significant losses on such projects in the future and the necessity to tie up capital in such projects between commitment and sale could strain the Company’s limited liquidity.

We are highly dependent on our senior management and technical personnel and if we are unable to retain key personnel and attract and train highly qualified personnel, particularly in regions or lines of business where we are expanding, the quality of our services may decline and we may not successfully execute our growth strategies or achieve sustained profitability.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel and members of our executive management. Qualified senior executives and technical employees are generally in great demand and may be unavailable in the time frame required to satisfy the Company’s and customers’ requirements. All of our most senior executive managers, including our Executive Chairman and Managing Director, Chief Financial Officer, Chief Technology Officer, Managing Director of Parmac and Senior Vice President & Managing Director of U.S. Renewable Solutions are at-will employees. The absence of contractual financial incentives to continue their employment with the Company increases the chances that they could be successfully recruited for alternative employment. We have no internal successors for any of these executives and, if any of them departed, we would have to undertake a search for a replacement. There is no assurance that a qualified replacement could be timely found or engaged on terms acceptable to our Board. While we currently have available technical expertise sufficient to operate our business as currently configured, expanding into new jurisdictions, significantly increasing our scale and further developing our monitoring technology will necessitate employing additional highly skilled technical personnel. We expect competition for such personnel to increase as the market for solar and other renewable power systems and post-installation monitoring and management expands worldwide.

There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled executives or technical employees in the future. The loss of such personnel, and executive management in particular, or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to secure and complete customer engagements and could harm our businesses.

We do not generally have long-term agreements with our major project customers and if our management is unable to identify and win new customers and projects we cannot maintain or grow revenue in this line of business.

Our monitoring, solar PV and energy-efficiency / climate control projects are generally not sold pursuant to long-term agreements with customers, but instead are sold on a one-time contract basis often in a competitive bidding process. We typically contract to perform large projects with no assurance of repeat business from the same customers in the future. Our experience is that customers may cancel or reschedule awards for projects on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenditures. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of supply shortages or excess purchase commitments for inventory. This, in addition to the possibility that we may fail to obtain new projects from existing customers could cause our revenues to decline, and, in turn, our operating results to suffer. Our post-installation monitoring, operations and maintenance services provided to the renewable energy and climate control markets are generally delivered under annual or multi-year contracts that have the potential to mitigate volatility from our project businesses. However, the scale of our service businesses is not yet sufficient to have a significant impact on our overall revenue or profitability and there is no assurance that we will be successful in expanding these activities or realizing meaningful economic benefits from recurring revenue.

Unlike some of our competitors, we do not have established and reliable sources of financing on which we or our customers can rely to finance solar, monitoring climate control projects and, as a result, we are at a competitive disadvantage and our sales and profits may suffer.

We do not have contractual relationships with financing sources that can be relied on to provide debt or equity financing to us or to our customers who require such financing in order to commit to projects or engage our services. The availability of financing for projects and our project receivables in the markets we serve is specific to the particulars of the installation and customer financial strength and varies widely. The consequence is that we are forced to compete for large-scale projects largely on price or from the limited universe of buyers who have their own sources of financing for projects and can provide us with up-front payments or frequent progress payments. As a result, the growth of our project-related business that is focused on the provision of engineering, procurement, and construction / installation, or EPC, services has been slow and irregular in all of the markets we serve, and there is no assurance that this will change or that our businesses with high EPC content will achieve consistent profitability.

Our monitoring, solar and major climate control projects are subject to lengthy sales cycles that adversely affect the predictability of results from sales and marketing efforts and make our financial forecasts unreliable and revenue recognition irregular.

Factors specific to our customers have an impact on our sales cycles. Our equity fund, commercial, and government customers may have longer sales cycles due to the timing of periodic budgeting requirements typical for projects requiring significant capital expenditures. Other customers may delay projects because of dynamic conditions in their served markets or because of idiosyncratic liquidity or profitability issues. Lengthy and challenging sales cycles reduce the likelihood that our sales and marketing efforts will result in rapid increases in revenue and delays may have adverse effects on our operating results, financial condition, cash flows, and stock price.

We sometimes act as general contractor for our customers in connection with the installation of solar power and HVAC systems and we are subject to risks associated with construction, bonding, cost overruns, delays, and other contingencies, which could have a material adverse effect on our business and results of operations.

When we act as a general contractor for our customers in connection with the installation of solar power and HVAC systems, costs are estimated at the time of entering into the sales contract for a particular project, and these costs are reflected in the overall price that charged to customers for the project. These cost estimates may not accurately reflect all costs incurred by subcontractors, suppliers and other parties engaged by us on our projects. In addition, qualified, licensed subcontractors are often required to install some of the systems. Shortages of skilled subcontractors or labor available to them could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve the expected margins necessary to cover our costs. Also, many project customers require performance bonds issued by a bonding agency. Due to the general performance risk inherent in construction activities, it is sometimes difficult for us to secure suitable bonding agencies willing to provide performance bonding. In the event we are unable to obtain the requisite bonding, we will be unable to bid on, or enter into, sales contracts for the projects. Delays in receiving solar or climate control system components, other construction delays, unexpected performance problems or other events, including our own design and project management deficiencies, could cause us to fail to meet project schedule or performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties. We may be financially responsible for delays caused by factors outside of our control, including inclement weather, failure of suppliers to timely meet orders or transportation providers to make timely deliveries. We operate in multiple countries that have unique permitting requirements, which, if not met, may cause delays or failure to meet completion requirements. The occurrence of any of these events could have a material adverse effect on our business and results of operations.

A portion of our revenue in Australia is generated by construction contracts for new or renovated buildings, and, thus, a decrease in construction activity in our Australian markets could reduce our sales derived from construction-contracts and, in turn, adversely affect our revenues.

Some of our solar-related revenues and most of our HVAC project revenues are generated from the design and installation of systems in newly constructed and renovated buildings, plants and residences, primarily in the region of Melbourne Australia. Our ability to generate revenues from such construction contracts depends on the number of new construction starts and renovations, which should correlate with the cyclical nature of the construction industry and be affected by general and local economic conditions, changes in interest rates, lending standards and other factors.

In our project-related businesses, we are highly dependent upon suppliers for the components used in the systems and products we design and install and any increases in the price of components, including as a result of the imposition of duties or tariffs, or any interruptions to, or shortage or decline in, the quality of the components we purchase could adversely affect our business.

Key components used in all of our renewable, monitoring and energy efficiency/climate control systems are purchased from third party manufacturers, many of which are located in countries other the system installation area. Market prices for these purchased components are subject to fluctuation. We cannot ensure that the prices charged by our suppliers will not increase because of changes in market conditions or other factors beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could, as a result, have a material adverse effect on our revenues and demand for our products and services. Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, or for other reasons, would adversely affect or limit our sales and growth. There is no assurance that we will be effective in selecting qualified component manufacturers on acceptable terms in the future and, if we are able to do so, there can be no assurance that product quality from those suppliers will continue to be acceptable, which could lead to a loss of sales and revenues.

Problems with product quality and performance on projects and systems we design or install may damage our market reputation and cause our revenue and operating results to decline.

Our monitoring, solar and energy efficiency / climate control businesses involve the sale of systems that have long lifetimes (up to 20 years or more in the case of solar PV systems). In general, the manufacturers of components in the systems we sell are warranting those components and we offer limited warranties on system design and installation workmanship and pass-through warranties on system components; for example, up to 5 years on monitoring system design and workmanship for. Under real-world operating conditions, which may vary by location and design, as well as installation, air particulate, soiling and weather conditions, a typical system installation may perform in a different way than under standard test conditions or design assumptions. If the systems we have sold perform below expectations or have unexpected reliability problems, we may suffer reputational damage, even if the problems are caused by operating conditions or defects of components produced by other manufacturers. The significance of this would be magnified if those suppliers fail to fully meet their warranty obligations. We could suffer additional reputational damage, even though we bear no direct responsibility for the component performance. In such a situation, if it were to occur, we might be unable to gain new customers and our plans to grow and maintain the small-scale solar business at a profitable scale could be thwarted.

While our legal obligations to address future warranty claims for systems we designed and installed before entering VA was extinguished under the DOCAs that defined our Reorganization Plans, and we structured the Draker acquisition to limit legal obligations related to warranties provided by Draker, Inc. (refer to Item 4.A. under the heading “Recent Acquisitions”) market pressures may require us to expend resources to address warranty claims related to the legacy customer base if we are going to grow the scale of our related businesses. Post VA, we do not have any reserves for addressing such warranty claims and it is not possible to estimate the impact that acting or failing to act with respect to such claims may have on the growth or profitability of our businesses. The possibility exists, however, that the adverse impact on our results of operations could be significant and contribute to reducing the value of an investment in our ordinary shares.

Unanticipated warranty or service claims or the failure of suppliers to meet backstop warranty obligations could expose us to incur incremental expense that could significantly lower our profitability or threaten our viability.

Except for system design and installation workmanship deficiencies, the warranty obligations related to our monitoring, climate control and solar systems are limited to pass-through obligations of the system component suppliers. Our contractual obligations to our customers in the event of a third-party component failure are generally limited to fielding service requests and organizing the repair or replacement of the faulty unit with the original component’s manufacturer for a period of time specified in the contract. In our experience, the costs of such service obligations have not been material and we expense them as incurred.

Notwithstanding the limited contractual financial exposure that we have for system component failures, if the responsible component manufacturers do not fully meet their warranty obligations, we may find it to be a practical necessity to incur the expense to correct the problem in order to preserve our market reputation for reliability and service and to maintain system sales. We have not reserved for such a possibility and may not have the financial or other resources to respond to such a problem if and when it occurs. The result could be adverse and unexpected profit volatility for our monitoring, solar and energy efficiency / climate control businesses or a loss of market acceptance that could threaten the financial viability of these business segments or our company overall.

If we fail to effectively manage our planned expansion, including the acquisition of Inaccess, we may fail to meet our strategic objectives and our financial performance could be materially and adversely impacted.

The further expansion of our business into new jurisdictions is one of our primary strategies for growing revenues from renewable system monitoring and operations and maintenance, or O&M, services utilizing our monitoring technology software platform and data. For example, our recent acquisition of Draker (refer to Item 4.A. under the heading “Recent Acquisitions”) greatly expanded our customer base for monitoring services in the United States and we expect the Inaccess transaction (refer to Item 4.A. under the heading “Recent Acquisitions”) to do the same for Europe, Africa and Latin America. The resulting customer and geographic diversification is expected to mitigate the impact of downturns in renewable energy demand in countries with large bases of installed capacity and in countries like the United States where we are currently installing systems for new solar projects. However, undertaking further international expansion of our businesses supporting solar system installations is a complex task that requires, among other things the identification of locations that are environmentally favorable for solar project development and that have suitable regulatory and tax policies, utility cost, tariff and interconnection structures that allow renewable energy to be cost competitive (after taking into account local subsidies) and access to cost-effective financing for project owners, among other considerations. Even if we successfully identify suitable countries for expansion, we may be unable to extend our business into these new locations if competitors enter the market first or are already well established. In addition, we may not have the necessary management, local knowledge or financial resources to undertake the successful and timely development or integration of projects in additional countries or mesh our work force and business systems with those of the businesses we acquired. Additionally, our ability to generate cash from existing operations may be slower than expected, depend on new investments or may not occur at all, resulting in the requirement for further funding to achieve our expansion plans that exceeds our ability to raise additional capital on acceptable terms. Our expansion plans could also be affected by cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to establish supply chains to serve new markets and other factors.

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

Although we have historically derived most of our revenues from Australia, we currently do business in the USA several other countries whose political and regulatory environments and compliance regimes differ from those of our home territory and our planned expansion into new markets will subject us to additional business, financial and competitive risks.

A portion of our revenue has been attributable to operations in countries other than Australia including the United States, Italy, Thailand and the United Kingdom and this is expected to extend to other countries in Europe, Asia and Latin America with the planned completion of the Inaccess acquisition and the assets of Draker, Inc. in September 2015 (refer to Item 4.A. under the heading “Recent Acquisitions”). We expect that consolidated revenue from our international activities could grow from approximately 13% and 60% for our 2015 and 2016 fiscal year respectively to more than 75%, by the end of our 2017 fiscal year. Risks associated with our operations in foreign areas include, but are not limited to:

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

Part of our strategy is to prudently and opportunistically acquire businesses and assets that complement our existing products and services, and to expand our geographic footprint. If we make acquisitions of businesses or assets in other countries, we will increase our exposure to the risks discussed above. Governments in some foreign countries have become increasingly active in regulating and controlling the implementation of renewable energy projects, the sale of power generated from such projects in their countries and the processing of information from or about such generating assets. In some areas of the world, this governmental activity has adversely affected the amount of activity undertaken by renewable energy developers and may continue to do so. Some countries, such as China, restrict the storage or export outside their borders of data related to energy generation. Operations in developing countries can be subject to legal systems that are not as predictable as those in more developed countries, which can lead to greater risk and uncertainty in legal matters and proceedings. In some jurisdictions we are subject to foreign governmental regulations favoring or requiring the awarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These regulations may adversely affect our ability to compete. Additionally, our operations in some jurisdictions may be significantly affected by union activity and general labor unrest. Although the recruitment of experienced managers from the businesses we acquire may mitigate these risks, there can be no assurance that we can avoid such factors having a material adverse effect on our results of operations or financial condition.

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

We face common international trade and supply chain risks for our project businesses, including delay or complete disruption of supply, logistics cost volatility, exchange rate fluctuations and changes in policies and tariffs, that could trigger an unexpected adverse impact on operational and financial performance.

Most of the components in the systems and products that we sell or expect to sell are produced in places other than that where the products and systems are used or installed. For example, currently, most solar modules for solar systems are produced in China and must be shipped to installation sites in Australia, the United States, Europe and other jurisdictions where we operate and key components for our energy efficiency / climate control businesses are manufactured in Europe, the United States or in Asia, even though we sell these systems primarily in Australia. Consequently, order lead times may be long and we and our customers are subject to substantial expense and delays that can accompany long-distance shipping, inventory management and design and specification of customized orders. Currency exchange rates can also shift between the time of ordering and delivery, sometimes resulting in us incurring higher costs. If mistakes in component order fulfilment occur, extended time can be required to remediate the problem and could lead to delays in completing projects, recognizing revenue or receiving cash flow. Sometimes we must rely on a single source of supply for key components and if a sole-source supplier fails to deliver on time it could impair our ability to perform and subject us to delays and penalties.

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

Our international growth strategy involves complex transactions and presents financial, managerial and operational challenges, including diversion of management attention from existing businesses, challenges in working across disparate time zones and cultures, difficulty with integrating personnel and financial and other systems, increased expenses, including compensation expenses resulting from newly hired employees, the assumption of unknown liabilities and potential disputes. We could also experience financial or other setbacks if any growth strategies incur problems of which we are not presently aware.

We may incur significant costs and delays in our attempt to implement our international expansion strategy, particularly when we form joint ventures or make acquisitions.

We currently offer performance monitoring and control O&M and other services for renewable power generation systems targeting markets in North America, the Eurozone and the Pacific region, including various island nations. Through our pending acquisition of Inaccess (Refer to Item 4.A. under the heading “Recent Acquisitions.”) and other transactions, we intend to undertake and provide life-cycle services to project developments in other international markets. New geographic markets may have different characteristics from the markets in which we currently sell products, and our success will depend on our management’s ability to properly address these differences. These differences may include:

●	differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions;

●	limited or unfavorable intellectual property protection;

●	risk of change in international political or economic conditions;

●	fluctuations in the value of foreign currencies and interest rates;

●	difficulties and increased expenses in complying with a variety of U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act;

●	potentially longer sales cycles;

●	higher volume requirements;

●	warranty expectations and statutory obligations; and

●	cost, performance and compatibility requirements of software, business processes, products software and manufacturing methods.

In addition, we have and will continue to pursue acquisitions and joint ventures to facilitate our expansion into new products and services and into new geographic markets. For example, we acquired Green Earth Developers, LLC (“GED”), a Georgia limited liability company, in July 2014 and BlueNRGY LLC, a Florida limited liability company in January 2015, the assets of Draker, Inc. in September 2015, and a minority equity position in Inaccess, a UK company, in July 2016, with a commitment to acquire the equity interests we do not currently own by January 2017. Whether the mechanism we use for expanding our business is through internal development or acquisition, failure to develop and introduce new products and services successfully, to generate sufficient revenue from these products and services to offset associated marketing and installation costs, or to otherwise effectively anticipate and manage the risks and challenges associated with expansion into new product and geographic markets, could adversely affect our revenues and our ability to achieve or sustain profitability.

The Company has experienced significant turnover of members of our Board and among members of our top management and we may lack sufficient continuity or experience in these key positions to ensure success of the business.

Subsequent to our restructuring in VA and the effectiveness of the DOCA in January 2015, through the date of this Report, we have experienced the following changes among members of our Board and among members of our top management:

Board members: Effective January 27, 2015, the two then-existing members of the Board, William C. Morro and Carlo Botto, by unanimous resolution, appointed John H. Chapple, Yves-Regis Cotrel, and John F. Donohue as members of the Board, subject to receipt of their written consent to serve in such capacity. The appointment of Mr. Cotrel and Mr. Donohue became effective on January 27, 2015 and that of Mr. Chapple on February 2, 2015. Subsequently, on June 16, 2015 and July 31, 2015 respectively, John Chapple and John Donohue resigned due to concerns that they could not give adequate time to their other business commitments and to their role with the Board. In May, 2016, Mr. Olivier Ferrari was unanimously appointed by the remaining directors to fill one of the vacancies on our Board. With the exception of Mr. Botto, who has been employed by companies serving the power generation and energy trading sectors throughout his career, our directors have limited experience in the renewable energy sector.

Management. Effective June 5, 2015, Donald Reed, the senior executive officer and a former owner of GED resigned. Effective September 1, 2015 he was replaced by Peter Maros, who was also appointed a Senior Vice President and Managing Director of U.S. Renewable Solutions. Effective December, 2015 we appointed Mr. Steve Ritacco as our Chief Technology Officer, replacing the manager who held that position for BlueNRGY LLC. None of the executive managers of Draker, Inc. were hired following our acquisition of the Draker assets.

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

In December 2014, a class action securities suit was filed in a federal court in the Eastern District of Texas against the Company and various current and past officers and directors, namely Mr. William Morro, Mr. Carlo Botto, Mr. Richard Pillinger, Mr. Todd Barlow, Mr. Gerard McGowan and Mr. James Greer. Mr. Morro, formerly a non-executive independent director currently serves as Chairman of the Company’s Board and its Managing Director (the Australian entity equivalent of a CEO); Mr. Botto continues as a non-executive member of the Board; and Mr. Pillinger is the Company’s CFO. The other parties to the lawsuit are no longer associated with the Company. On August 13, 2015 the Texas Action was amended to include the Company’s subsidiary, CBD Energy (USA) Limited. In September 2016, a second class action securities suit was filed in the same Texas court based on substantially the same facts and circumstances arising prior to the effectiveness of the DOCA and alleging violations of different provisions of the securities regulations. Mr. McGowan is not named in this second action, presumably because the action would be stayed by his personal bankruptcy. Together, the lawsuits are referred to as the Texas Actions.

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

We believe that the claims against the Company related to the Texas and New York Actions are extinguished pursuant to the DOCA but litigation against our subsidiary, CBD Energy (USA) Limited, prior and current officers and directors may continue. We have insurance against losses arising from the Texas Actions, but it may not be sufficient to cover our financial exposure and we may have to incur expenses related to defencing these matters that is uninsured or to enforce our insurance policies. In addition, plaintiffs in the Texas and New York Actions, or other parties bringing a claim against us related to events arising prior to our VA, including, among others, the Administrator of Secured Energy Bonds Plc in the UK, may not recognize or accept the limitations on the Company’s liability imposed by the DOCA. Consequently, the Company may have to incur expenses to enforce the terms of the DOCA and such expenses could be significant. There is also a possibility that courts in jurisdictions where we do business or have assets, other than Australia, may not recognize or accept the limitations on our liability under the DOCA or may rule in favor of parties who assert claims against our subsidiaries domiciled or operating in such foreign jurisdictions. In such a case, we, or our foreign subsidiaries, could become burdened with liabilities for which we do not have a provision on our balance sheet and we may incur significant unforeseen defense costs.

In addition, the numerous operating hazards inherent in our business increase our exposure to litigation, which may involve, among other things, contract disputes, personal injury, environmental, employment, warranty and product liability claims, tax and securities litigation, patent infringement and other intellectual property claims and litigation that arise in the ordinary course of business.

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

Our failure to timely consummate the purchase of the remaining Inaccess shares that we do not own could subject us to penalties that would impair the value of our investment in Inaccess Preferred shares.

We have committed to purchase all of the equity in Inaccess that we do not already own (refer to Item 4.A. under the heading “Recent Acquisitions”). Our default on the purchase subjects us to various adverse consequences, at the discretion of Inaccess or its other shareholders that could impair the value of our investment in Inaccess preferred shares, including any or all of the following: (i) conversion of our preferred shares into Inaccess ordinary shares, (ii) loss of our rights to representation on the Inaccess board of directors, (iii) redemption of our Inaccess shares by Inaccess at the original purchase price, and (iv) extinguishment of our right to purchase the remaining shares of Inaccess on the terms negotiated or any terms. We have no intention of defaulting, but circumstances beyond our control may cause us to do so, including our inability to timely raise funds necessary to meet the cash portion of our purchase commitments. We do not currently have the cash on hand to meet our obligations under the Inaccess share purchase agreement. The foregoing summary of consequences of a default under the Inaccess share purchase agreement is qualified in its entirety by the terms of the agreement, a copy of which is filed as an Exhibit hereto.

Our internal controls over financial reporting and other matters do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and investor’s willingness to buy or hold our stock.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. As soon as practicable, we intend to address deficiencies in our internal controls over financial reporting and to establish enhanced formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks and assessment of their potential impact and linkage of those risks to specific areas and activities within our organization that are applicable to our business. Additionally, we will need to further document our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and, when available exemptions as an emerging growth company under the JOBS Act or other applicable exemption is no longer available, a report by our independent registered public accounting firm addressing these assessments. Although we have not yet tested our internal controls in accordance with Section 404, we do have material weaknesses in our internal control over financial reporting that we know about and there may be other material weaknesses about which we are unaware. The material weaknesses known to us include, but may not be limited to inadequate accounting oversight, policies, procedures, and controls. We cannot conclude, in accordance with Section 404, that we do not have other material weaknesses in our internal controls or a combination of other significant weaknesses that could result in the conclusion that we have a material weakness in other aspects of our internal controls.

As a result of material weaknesses in internal controls and financial reporting and as a result of the concerns raised by the Company’s previous independent registered public accounting firm as described in the Company’s October 24, 2014 Report of Foreign Private Issuer on Form 6-K (the “October 6-K”), the Company’s financial statements for the fiscal years ended June 30, 2012 and June 30, 2013 have been restated. We have been implementing new accounting policies and procedures and review controls since Mr. Morro became our Managing Director following our emergence from VA. We acknowledge that additional resources, as well as the completion of a comprehensive review of the design and operating effectiveness of our controls relating to financial reporting, will be necessary in the future to fully remedy weaknesses in our financial reporting process. Further, if not fully remediated, these control deficiencies could continue to impact the reliability of our financial statements. As a public entity, we will be required to complete our initial assessment in a timely manner, subject to the exemption from auditor attestation requirements that is accorded to us as an emerging growth company under the JOBS Act. Until we cease to be an emerging growth company or our exemption from auditor attestation expires, we intend to avail ourselves of the exemption.

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

As a publicly-traded company in the United States, we incur significant legal, accounting and other expenses. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and the rules and regulations of the SEC, and the NASDAQ Stock Market, have resulted in a significant amount of time that our Board and management must devote to our compliance with these rules and regulations. We expect these rules and regulations to continue to divert management time and attention from our strategic initiatives and other business activities and complying with them will require us to divert some of our limited management and financial resources from the execution of our product and other business development strategies. This could slow our growth and delay our achievement of profitability and adversely impact our stock price.

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

The Company’s operations are affected by global political, economic and market conditions. The economic downturn following the 2008 global financial crisis generally reduced the availability of liquidity and credit to fund business operations worldwide. In many countries the effects have lingered and slow economic growth and the inability of governments to fund incentives favouring renewable energy development dampens demand for new renewable investment and makes it less predictable. In the markets of particular interest to us, these effects are being acutely felt in Europe, where renewable developments are not growing at historical rates and the situation is likely to worsen. This dynamic has adversely affected some of our customers, suppliers and lenders and the lower pace of new solar installations in particular has limited opportunities for us to grow organically in Europe where competitors are entrenched. Because of the large installed base of projects in Europe, however, we still consider this a promising market to address through Inaccess and to extend additional services to the Inaccess customers.

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

The United States and many U.S. states, including California, Massachusetts, Nevada, New Jersey and North Carolina, and other countries such as the United Kingdom, Australia and Italy, have offered substantial incentives to offset the cost of solar power or wind generation systems. Although generally reduced from historical levels, such incentives continue to be available in many jurisdictions and can take various forms, including direct rebates, state tax credits, system performance payments and feed-in tariffs, and Renewable Energy Credits, referred to as RECs. However, there can be no assurance that these incentives will continue to be available in any or all of the jurisdictions in which we operate and, in many places, government policies and regulations are structured to will reduce over time or are scheduled to be eliminated. For example, in Australia the number of RECs received per KW installed has been reduced continuously and actions of the regulator can reduce the value of RECs with little advance notice and the U.S. federal tax credit applicable to solar projects is scheduled to be reduced from December 31, 2019. It is possible, and should be considered likely that the surviving incentives in most countries will ultimately be phased out altogether. In the UK and many European countries, minimum user prices for solar electricity production and feed-in tariffs are subject to reduction annually for new applications and are potentially subject to unannounced change for new and installed renewable power generation facilities; subsequent, unpredictable decrees and utility practices imposed or supported by regulators is likely to redefine rates and revenue generation potential for solar power plants, regardless of the commissioning date. A reduction in or elimination of such incentives could substantially increase the cost or reduce the economic benefit to owners of renewable power generation projects, resulting in significant reductions in demand for new renewable installations and our products and services. Our sales and margins could be disproportionally adversely affected because of our weak competitive position.

All sectors served by the Company are highly competitive, with low or limited barriers to entry and intense price competition, which could negatively impact our results and may prevent us from achieving sustained profitability. In addition, the Company does not have significant market share in any sector we serve and we may lose business to larger companies that are better able to achieve cost efficiencies, respond to customer needs or weather a decline in market conditions.

In general, the industry sectors in which our businesses operate are highly competitive and fragmented, subject to rapid change and have low or limited barriers to entry. Our project-related businesses have the attributes of most general contracting businesses, that is, projects are open to competitive bidding and new customer acquisition is a constant challenge because a low percentage of customers are repeat purchasers of our products and services. Even our software sales and services businesses, i.e. system performance monitoring and O&M services are often subject to a competitive bid process initially and then on an annual basis or after a short multi-year period. In particular, contracts for large projects are traditionally awarded on a competitive bid basis, with pricing often being the primary factor in determining which qualified contractor is awarded a job, although each contractor’s technical capability, safety performance record and reputation for quality also can be key factors in the determination. Small-scale solar and energy efficiency segments and the O&M services we offer do not generally require the use of proprietary technology and competitive alternatives are available to most of our customers and prospective customers. Many monitoring and control system providers and companies offering O&M and other support services are larger than us or have corporate parents who are larger than us. Consequently, our competitors generally have resources that are significantly greater than ours. These competitors may be able to better withstand industry downturns, compete on the basis of price, and acquire new equipment and technologies, all of which could affect our revenues and profitability. These competitors also compete with us for acquisitions of other businesses as well as for customers and individual projects.

In addition, we believe that our ability to compete depends in part on a number of factors outside of our control, including:

●	The ability of competitors to hire, retain and motivate qualified technical personnel;

●	the ownership by competitors of proprietary tools to customize systems to the needs of a particular customer;

●	the purchasing power and scale economies that enable competitors to offer comparable services and equipment at lower prices;

●	the extent of our competitors’ responsiveness to client needs;

●	risk of local or widespread economic decline or fiscal crisis; and

●	the evolution of installation or monitoring technology, including software and communications technologies.

Competition in the provision of O&M and other support services to the renewable power industry may increase in the future, partly due to the low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

Our proprietary monitoring business and that of Inaccess, which we believe to have great strategic importance for the Company, is still immature and if it does not function as planned or rapidly gain more market acceptance, our ability to penetrate this market may be limited or foreclosed by our competitors, our liquidity will be strained and the value of our shares may be severely impaired.

The first commercial version of our monitoring system software was released in February 2015 and was deployed to only a few institutional customers on a trial basis when we acquired the monitoring platform of Draker, Inc. in September 2015. We have fully integrated and harmonized the BlueNRGY and Draker monitoring software to better serve the market and build on the more established base of U.S. customers served by the Draker system. However, if we complete the acquisition of Inaccess as expected, we will face a similar challenge of integrating its monitoring software and control technologies with our own and, notwithstanding their collective deployment on thousands of systems having a capacity of more than 6GW, neither entity’s software or services offerings are mature. The roll-out of our monitoring systems and related services to a broad spectrum of users comprising significant market share will require that we hire additional personnel to effectively and efficiently integrate the data feeds from a larger universe of sources than is currently possible. Because of the uncertainties about our ability to win customers and earn revenue, and the expectations that development and marketing costs will accelerate, we are unable to determine when, or if, the monitoring business will make a significant positive contribution to our profits and cash flow. This uncertainty is magnified by the competitive dynamics of the monitoring services and controls market. There are numerous competitors developing or marketing monitoring and control systems with at least some characteristics similar to ours and several of these competitors currently offer robust systems with features and capabilities similar or superior to those we are able to provide. Despite the proliferation of renewable power generating systems worldwide, asset ownership is beginning to concentrate and we believe that the market for monitoring services may be largely locked up by a small number of competitors within a few years. Primarily for this reason, we are investing aggressively, within the limitations of our liquidity, to accelerate system development and deployments. If we cannot capture meaningful market share quickly, we may be foreclosed from pursuing much of the available revenue from this sector and we may not realize a return on investment in the development of our monitoring system or related acquisitions or to cultivate a customer base of sufficient scale that purchases of support services such as O&M would be material to our financial results.

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

The renewable energy sectors we serve, and the monitoring and controls and related software business in particular, are notable for the pace of technological change and our operations could be adversely affected if we fail to keep pace with such changes; and changes in technology could make it difficult for us to be competitive with our products and service offerings and prevent us from achieving sustained profitability.

We are offering products and services to participants in the renewable energy industry, with a focus on the solar sector. In part because of the large amounts of capital deployed in the sector and the global growth, the renewable energy industry is highly competitive. To meet our clients’ needs, we must continually develop, source, qualify and offer updated technology for the projects we support and services we provide. We are at a competitive disadvantage in doing so because of our small scale, weak financial condition and unprotected know-how and proprietary technology. In addition, rapid and frequent technology and market demand changes can render obsolete the existing technologies known and used by us and our customers, requiring substantial new capital expenditure or negatively impacting customer acceptance and our market share, pricing and margins. Any failure by us to anticipate or to respond adequately to changing technology, market demands and client requirements could adversely affect our business and financial results.

Solar and wind energy are, in some jurisdictions, more expensive sources of energy than the wholesale cost of conventional alternatives and recent low prices of conventional energy and other factors affecting energy costs and utility acceptance of renewable power may negatively impact demand for renewables and reduce our revenues and profitability.

We believe that an end customer’s decision to purchase or install renewable power generation systems is primarily driven by the cost and return on investment resulting from such installations. Fluctuations in economic and market conditions that affect the prices of conventional and non-solar alternative energy sources, such as sustained weakness or decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our profitability. Other factors that could have a negative effect on our rapidly evolving business include, but are not limited to:

●	changes in utility electric rates, net metering policies and curtailment of renewable inputs to the power grid;

●	increases in the installed costs of solar or wind power due to changes in tariffs, taxes and subsidies; and

●	adverse customer experience with performance and reliability of renewable power installations as they age.

If demand for solar or wind power products fails to develop sufficiently or declines, we might not be able to generate enough revenue to sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate.

Overcapacity and financial distress among manufacturers of renewable solar power generation equipment is commonplace and also occurs to a lesser extent among climate control equipment manufacturers; if OEM or component suppliers for systems we install fail to meet warranty obligations to our customers, or backstop warranty commitments to us, our business and profitability could be impaired.

Many large and well-known manufacturers of solar PV panels, wind turbines and related equipment necessary to implement functioning systems, such as inverters, trackers and electrical controls components, have failed in recent years, including two of our significant past suppliers, Solon and Oelmaier. The same is true for manufacturers of wind turbines. Others OEM and component suppliers in these sectors have been financially weakened, possibly including some of our current suppliers. The climate control sector is more mature and failures of equipment manufacturers are less common, but they do occur from time to time. Our installations of monitoring, solar and climate-control systems are covered by warranties from our component suppliers which may not be met. While we do not generally have direct warranty obligations related to components produced by our suppliers, we could suffer reputational damage if the component manufacturers default on their warranty obligations.

In all of our system installation businesses, if we fail to backstop the warranty obligations of our suppliers who fail to do so, we may face precipitous declines in our sales. We believe the importance of reputation as a provider of reliable systems is a critical factor in the sustainability of our businesses. However, taking on warranty obligations for suppliers who default could place a financial burden on us that we are unable to meet. Either course of action could damage or render our business non-viable.

Existing regulations and changes to such regulations may present technical, regulatory, and economic barriers to the purchase and use of wind and solar power products or our systems used to monitor and manage them, which may significantly reduce demand for such systems and could harm our business.

Installations of solar power systems, including the sub-systems we provide to monitor and manage them, are subject to oversight and regulation in accordance with national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements for metering, and other rules and regulations. In the markets we serve, we attempt to keep up-to-date with these requirements on a national, state, and local level, and must design, construct and connect systems to comply with varying standards. Some jurisdictions, including certain U.S. and Australian states, have ordinances that restrict or increase the cost of installation of our monitoring and control systems and solar power systems. For example, there currently exist metering caps in certain jurisdictions such as Queensland and Hawaii that effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid. Certain jurisdictions have passed ordinances that limit noise or threats to wildlife to levels that would preclude installation of cost-effective wind generation capacity. Moreover, in certain markets, the process for obtaining the permits and rights necessary to construct and interconnect a power system to the grid requires significant lead time and may become prolonged, and the cost associated with acquiring such permits and project rights may be subject to fluctuation. Government regulations or utility policies pertaining to solar and wind power systems are unpredictable and may result in curtailment of system use or significant additional expenses or delays which, as a result, could cause a significant reduction in demand for our monitoring and control systems and solar and wind generation systems generally and post-installation services.

Our business is highly dependant on and benefits from the declining cost of solar power generation systems per unit of electricity generated and an ample supply of key components and our financial results would be harmed if these dynamics reversed or did not continue.

A key driver in the pricing of solar energy systems and customer adoption of this form of renewable energy has been the declining cost of solar panels and the raw materials necessary to manufacture them, reductions in the costs of other components, lower power losses from electricity distribution and power conversion components and efficiencies in regulatory costs of installations. If these changes do not continue to produce reductions in the delivered cost of power produced from solar installations, growth in the industry could slow and our sales and financial results would suffer. Global supplies of solar panels have increasingly been provided by manufacturers based in China, some of whom benefit from favorable foreign regulatory regimes and governmental support, including subsidies. If this support were to decrease or be eliminated, if internal Chinese demand for panels increases to a level that exports are reduced, or if tariffs and import restrictions above current levels were to be imposed by U.S. or European governments, it could lead to higher prices for panels (or other components), reducing demand and margins. A similar adverse impact on our results would occur if our access to specialized technology from Chinese manufacturers is restricted or becomes more expensive.

If potential owners of solar PV systems are unable to secure financing on acceptable terms as a result of financial crisis, rising rates perceived instability of revenues or other factors, there could be a reduction in demand for solar PV systems and the monitoring, control and support services we offer.

Many developers and owners of solar PV systems depend on readily available financing to fund new systems and underpin liquidity and value of installed systems. Moreover, in the case of debt financed projects, even if lenders are willing to finance the purchase of these systems, an increase in interest rates, perceived financial or operating instability of owners and asset managers or a change in tax incentives could make it difficult for owners to secure financing on favorable terms, or at all. We believe that a substantial majority of solar PV system owners utilize significant debt financing in making their investments. Difficulties in obtaining or increased costs of debt financing could lower an investor’s return on investment in a solar PV installation, or make alternative power generation systems or other investments more attractive relative to solar PV systems. Any of these events could result in reduced demand for our systems and services, which could have a material adverse effect on our financial condition and results of operations.

Public opposition to development of solar and wind farms, particularly in the U.S., Europe and more recently in Australia, is expected to make it more difficult to obtain the necessary permits and authorizations for such projects and may reduce opportunities available to us, especially in familiar markets.

Over the last few years, public disfavor of solar and wind farms in the United States, certain European countries and Australia that have historically encouraged such projects has been manifested in changes in government policies. In the opinion of our management, the public opposition to renewable power generation projects has been triggered by concerns such as that scarce farm land was being displaced, local aesthetics were being compromised and the cost of the power supplied from ground-based systems in particular did not justify government policy concessions and was leading to the approval of excessively high feed-in tariff rates by regulators. Key policy changes observed include reductions of subsidies applicable to ground-based solar installations relative to other types of projects and changes in permitting regulations that make ground-based installations difficult or practically impossible to start in some locales. Consequently, the number of economically feasible projects has declined in many areas. The resulting and expected reduction opportunities for us to support large-scale solar projects in these proven markets for us may constrain our overall market opportunity and will necessitate that we rely more heavily on serving emerging markets and developed markets that are unfamiliar to us. This is likely to reduce our growth potential and poses operational challenges that could adversely affect our financial performance.

Regulations applicable to the U.S. market may exacerbate competitive pressures for solar PV development and reduce margins, making it harder for us to grow profitably in the United States.

In certain U.S. jurisdictions government regulations or utility policies pertaining to solar power systems are unpredictable and have the potential to cause significant additional expenses or delays for projects of all sizes. Also, some jurisdictions have imposed regulations that effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid. In addition, the United States has imposed tariffs on Chinese-manufactured solar panels that have disrupted established supply relationships and increased costs. Collectively, these and similar factors may constrain implementation of U.S. solar energy systems and opportunities to sell our monitoring and O&M services relative to expectations. Our management expects these dynamics to increase competitive pressures among system developers and service providers that could lead to reduced pricing and profits. Our system and services sales initiatives in the United States may not meet our growth expectations or be profitable as a result.

In our projects-related businesses we depend on a small number of suppliers for key components used in our products and systems with the result that we risk disruption in supply and may be constrained in negotiating competitive prices, lead times and other trade terms.

Our businesses focused on system design and installation, including solar monitoring systems and new installations and energy efficiency / climate control systems, provide the preponderance of our revenue. Nevertheless, our small scale and weak financial condition have compelled us to obtain key components required by these businesses from a small number of suppliers who would offer us credit terms or produce products to our specifications. We believe that our commercial relationship with our critical suppliers in each of our business segments is currently good, but if we experience difficulty in making timely payments, our past experience has demonstrated that it will lead to immediate curtailment of shipments to us by suppliers, which in turn would reduce revenues and increase our supply costs. We do not maintain, or expect to be able to maintain, sufficient inventories to allow us to buffer the consequences of supply interruptions. Although alternative suppliers exist for most of the components we sell in our solar and climate control businesses, new suppliers may not be willing to ship to us on customary trade terms, or at all, due to our financial condition. Sometimes we are in a position of having only one source of component supply. The sudden loss of any of our current primary component supply relationships could cause a delay in order fulfilment and be disruptive to our operations and lead to financial losses.

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

We lack strong brand identity in our served markets and our failure to achieve greater prominence and favourable recognition of our brands could severely and adversely affect the viability of our solar-related businesses and the ability of the Company to continue as a going concern.

We have determined to apply our own BlueNRGY brand to some of our businesses and the acquired Draker brand to our monitoring products in the markets where Draker, Inc. was historically active, notably North America and Japan. The BlueNRGY brand is substantially unknown. It is therefore unclear whether or not the BlueNRGY brand will gain enough market acceptance to drive sales as we expect at a cost that allows us to be profitable. Although it was once recognized as the solar monitoring technology leader in the United States the Draker brand is associated with some execution and reliability problems for its systems and software in the period immediately prior to our acquisition of the Draker assets. Although we have invested heavily in remediating performance issues with the Draker software platform and in the fulfilment of new system orders, this may not be sufficient to overcome adverse market reputation and allow us to rebuild market share. If our brand choices constrain revenue and margin growth and delay our attainment of profitability, it would be detrimental to our overall business. If our brand gains recognition and acceptance in our served markets, our failure to effectively execute on delivery or service promises would be highly adverse to our prospects and create a window of opportunity for the continued growth of competitors utilizing similar technology and could foreclose us from establishing ourselves in key markets. The expense of simultaneously building two brands in multiple markets is significant and could further impair our liquidity and chances for success.

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

We require additional cash resources to fund our business plan and to continue operating as a going concern. The Company may sell additional equity to obtain needed funds and the use of such funds could include:

●	funding losses and paying existing creditors;

●	expanding into new product markets and geographies;

●	acquiring complementary businesses, products, services or technologies, including completion of the remainder of the Inaccess equity that we do not already own;

●	hiring additional technical and other personnel for purposes of business development, research and other activities consistent with our strategy; or

●	otherwise pursuing strategic plans and responding to competitive pressures.

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

There are no assurances that equity financing will be available in amounts or on acceptable terms, if at all. If financing is not available to us on acceptable terms if and when needed, we will be unable to fund our operations or expand our business. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue as a going.

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

The incurrence of additional indebtedness could require acceptance of covenants that, if violated, could further restrict our operations or lead to acceleration of the indebtedness that would necessitate winding up or liquidation of the Company. In addition to the foregoing, our ability to obtain additional debt financing may be limited and there can be no assurance that we will be able to obtain any additional financing on terms that are acceptable.

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

The SEC prohibits the use of Rule 144 for resale of securities issued by shell companies (other than business transaction related shell companies) or issuers that have been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met: the issuer of the securities that was formerly a shell company has ceased to be a shell company; the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company. We believe that, upon the filing of this Report, we will have met all of these requirements. In the 2014 and 2015 fiscal years, however, we did not file our Annual Report on Form 20-F in a timely fashion.

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

Although our NASDAQ listing application is currently pending until we meet the NASDAQ Capital Market’s initial listing requirements, there is no assurance that our application will be approved or that an active public market for our ordinary shares will develop or be sustained. Our ordinary shares only began trading on the OTC Markets on September 10, 2015 following a nine-month suspension and delisting from the NASDAQ Capital Market and it is not clear if an active market for our shares will develop. Since trading recommenced on the OTC Markets and we completed a 1-for-80 share consolidation on December 17, 2016, the highest trading volume recorded in a single day through September 30, 2016 was 11,560 shares, representing a total value of shares traded on such day of $23,120. This lack of an active market means that the number of persons interested in purchasing ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that many of our shareholders are located in Australia and lack the capability or knowledge to trade in the U.S. markets, were issued unregistered shares, pursuant to the DOCA or in private placement transactions following our emergence from VA that are not currently eligible to trade in the U.S. market, the Company’s history of losses and the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the U.S. investment community that generate or influence sales volume. Even if we came to the attention of such persons, they tend to be risk-adverse and may be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as our business has demonstrated viability and we become larger and more seasoned. As a consequence, there may continue to be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on our stock price. There are no assurances that a broader or more active public trading market for our ordinary shares will develop or be sustained, or even that current trading levels experienced on the OTC Markets will be sustained.

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

Some specific factors that could negatively affect the price of our ordinary shares or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;

●	actual or expected changes in our growth rates or our competitors’ growth rates;

●	our inability to raise additional capital, limiting our ability to continue as a going concern;

●	expectations that we will raise needed capital through share issuances that will dilute our existing shareholders;

●	changes in market prices for our product or for our raw materials;

●	changes in market valuations of similar companies;

●	changes in key personnel for us or our competitors;

●	speculation in the press or investment community;

●	changes or proposed changes in laws and regulations affecting the renewable energy industry as a whole;

●	conditions in the renewable energy industry generally; and

●	conditions in the financial markets in general or changes in general economic conditions.

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

Our ordinary shares are currently only traded on the OTC Markets. Although our NASDAQ listing application is currently pending until we meet the NASDAQ Capital Market’s initial listing requirements and believe that listing on NASDAQ will result in a more active public market and liquidity for our ordinary shares than is observed on the OTC Markets, there can be no assurance that this is will be the case or that our NASDAQ listing application will be approved. There may be significant consequences associated with our ordinary shares trading on the OTC Markets rather than a national exchange. The effects of not being able to list our ordinary shares on a national exchange include:

●	limited release of the market price of our securities;

●	limited news coverage;

●	limited interest by investors in our securities;

●	volatility of our ordinary share price due to low trading volume;

●	increased difficulty in selling our securities in certain states due to “blue sky” restrictions; and

●	limited ability to issue additional securities or to secure additional financing.

If our shares are eventually approved for listing on the NASDAQ Capital Market or any other national exchange, there is no assurance that the Company will be able to continue to meet all necessary requirements for such listing; therefore, there is no assurance that our ordinary shares will continue to trade on a national securities exchange. At any time when our shares do not trade on a national exchange, liquidity may be reduced and our stock price could decline.

We recently completed a 1-for-80 reverse share split which could may have adversely affected the market liquidity of our ordinary shares and could continue to do so and impair the value of your investment and harm our business.

On December 17, 2016 we effected a 1-for-80 share consolidation. This action may have depressed the value of our shares and continue to do so with the following adverse consequences:

●	the per share price may be too low to attract brokers and investors who do not trade in lower priced stocks;

●	the share consolidation may have reduced the share price to a level that will jeopardize our ability to attract and retain employees and other service providers;

●	the share consolidation may have reduced the share price to a level that fails to incentivize the Inaccess shareholders, or shareholders of any company targeted for acquisition in the future, to accept our ordinary shares as consideration, necessitating that we raise cash from new shareholders on dilutive terms to our existing shareholders;

●	the market price per share will not equal or exceed the price required to qualify for initial listing or remain in excess of the US$1.00 minimum bid price as required by NASDAQ following initial listing;

In addition, the share consolidation has reduced the number of shares available in the public float and this may have impaired the liquidity in the market for our ordinary shares and continue to do so on a sustained basis, which may in turn reduce the value of our ordinary shares. We may in the future undergo one or more additional share consolidations. If we issue additional shares in the future, it will likely result in the dilution of our existing shareholders.

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

As a “foreign private issuer” under the Exchange Act, we are exempt from certain rules under the Exchange Act, and will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, we are exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. Our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for a company domiciled in the United States, and such information may not be provided as promptly as it is currently provided by companies domiciled in the United States. Although not anticipated, if we lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the SEC as if we were a company incorporated in the United States. There can be no assurance that we will be able to maintain our status as a foreign private issuer and the incremental costs incurred in complying with the SEC requirements could be substantial.

Because we are organized under the laws of Australia, U.S. investors may face difficulties in protecting their interests and may be limited in their ability to protect their rights through the U.S. federal courts.

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

Our principal shareholders include affiliates of W.H. Soul Pattinson and certain affiliates, referred to as WHSP, ESOL B.V., Mr. Y-R Cotrel, Mr. Emmanuel Cotrel, and Mr. Morro (the latter three are officers and/or directors of the Company) and they collectively control over 52.6% of our outstanding ordinary shares as of September 30, 2016.

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

A significant portion of our total outstanding shares has recently or may become eligible to be sold into the market, which could cause the market price of our ordinary shares to drop significantly or be sustained at low levels, even if our business is doing well.

Our ordinary shares issued in conjunction with the DOCA and to former holders of shares of BlueNRGY LLC who received our shares as consideration for its acquisition have recently become eligible to be sold or will be eligible to be sold immediately following effectiveness of the resale registration statement that we intend to file as soon as practicable following the filing of this Annual Report on Form 20-F. Sales of such shares could cause the market price of our ordinary shares to drop significantly or be sustained at low levels that impair realization of shareholder value and preclude acceptance of application to trade on the NASDAQ Capital Market.

Our Constitution grants to our Board the authority to issue a preferred stock without further approval by our shareholders, which could adversely affect the rights of the holders of our ordinary shares

Our Board has the power to fix and determine the relative rights and preferences of preferred stock. Our Board also has the power to issue preferred stock without further shareholder approval, subject to the provisions of our Constitution and the Act. As a result, our Board could authorize the issuance of new series of preferred stock that would grant to holders thereof certain preferred rights to (i) our assets upon liquidation; (ii) receive dividend payments ahead of holders of ordinary shares; (iii) and the redemption of the shares, together with a premium, prior to the redemption of our ordinary shares. In addition, our Board could authorize the issuance of new series of preferred stock that is convertible into our ordinary shares, which could decrease the relative voting power of our ordinary shares or result in dilution to our existing shareholders

Research analysts do not currently publish research about our business, limiting information available to shareholders, and if this continues to be the case, or if analysts do publish unfavorable commentary or downgrade our ordinary shares, it could adversely affect our stock price and trading volume.

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

We are incorporated in Australia and are subject to the takeovers laws of Australia, including the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in a company’s issued voting shares if the acquisition of that interest will lead to a person’s voting power in such company increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our Board and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions.

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

ITEM 4.      INFORMATION ON THE COMPANY

4.A.             History and Development of the Company

We were originally formed on August 18, 1989 in Australia as London Securities Limited, a corporation subject to the laws of Australia, specifically, the Australian Corporations Act. Following our inception, we began acquiring energy generation assets. Subsequently, we undertook major adjustments in strategic focus and changed our name in 1996. After a suspension in trading on the ASX in 1998 and a restructuring in 1999, during which we had nominal non-cash assets and operations and again changed our name, we resumed trading on ASX on April 18, 2000. We adopted the name CBD Energy Limited on December 6, 2002. Operating as CBD Energy Limited, we reemphasized development of energy-related businesses and undertook new initiatives to acquire installation and service contractors delivering energy-efficient commercial-scale climate control systems. We entered VA on November 14, 2014 and our corporate organization and liabilities were restructured pursuant to the DOCA. We emerged from the VA on January 27, 2015 having retained a strategic focus on delivering and managing renewable energy generation and energy-efficient climate-control systems. On March 20, 2015 the Company’s name was changed to BlueNRGY Group Limited.

Our ordinary shares were listed on the Australian Stock Exchange from 1989 through (other than the 18 months mentioned above) January 31, 2014, when we voluntarily delisted them in connection with our U.S. listing. Our ordinary shares traded on the OTC Markets from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF, and began trading on the NASDAQ Capital Market on June 13, 2014. However, trading in our ordinary shares was suspended on November 14, 2014 following commencement of the VA process. Our ordinary shares began trading again on September 10 2015 in the over-the-counter market under the ticker symbol CBDEF. We are endeavouring to complete the steps necessary to relist our ordinary shares on the NASDAQ Capital Market, but there is no assurance that we will be successful in doing so.

Recent Acquisitions

In July 2016 we acquired 22.41% of the equity interests of Inaccess Holdings Ltd., or Inaccess, a UK company specializing in monitoring and control systems and related software services. While the Inaccess technologies have broad applicability to the control and management of distributed operating systems applicable to many sectors, the company’s focus and product development has been targeted on the Solar PV and telecom sectors. Inaccess is one of the leading independent providers of systems for monitoring large-scale Solar PV installations and the generating capacity of the projects on which it is installed is approximately 4GW. We believe that the Inaccess business is complementary to that of our subsidiary, Draker Corporation and so, in September 2016, we elected to exercise our rights to acquire the remainder of the Inaccess equity that we do not already own. The agreement for doing so contemplates a closing in January 2017 on the terms set forth in the agreements included as an exhibit to this Annual Report.

On September 16, 2015, we acquired, through a newly formed U.S. subsidiary, the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the transaction, referred to as the Draker Transaction, our acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the “Draker” name. With the exception of the Seller’s secured indebtedness to the Vermont Economic Development Authority (“VEDA”), Draker Corporation did not assume Seller’s liabilities. As a result of the Draker Transaction, we are supplying monitoring services to Seller’s customers while we negotiate and document continuing service agreements at more than 2,000 sites where the Draker system was installed in the Americas, Japan and Europe and new installations are being implemented for those customers and new customers. As a result of the Draker Transaction, we believe we are one of the leading independent companies providing equipment and monitoring software and related services to measure the performance of solar PV generation installations in the U.S.

In January 2015, we acquired 100% of the equity interests of BlueNRGY LLC, a U.S. company specializing in data acquisition, analysis and management related to the performance of geographically distributed energy generation systems and providing related operations and maintenance, or O&M, services. At the time of the BN Acquisition, BlueNRGY LLC was a development-stage company serving a small number of customers in Europe and Asia. Subsequently it has expanded the scope of its operations to include customers with U.S. and Australian generating assets. Consideration paid to the BlueNRGY LLC shareholders and shares issued to key executives and Directors of the Group as part of the transaction comprised in aggregate 1,927,175 of our ordinary shares. Based on the issuance of our ordinary shares to investors in a contemporaneous private placement at US$3.03 per share (after giving effect to the 1:80 share consolidation that occurred in December 2015) per share, the value of our shares issued to the BlueNRGY LLC shareholders was US$5.8 million. BlueNRGY LLC has its principal offices in Fort Lauderdale, FL.

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

Recent Divestitures/Liquidations

Pursuant to the VA process that commenced on November 14, 2014 and the Reorganization Plans effective on January 27, 2015, we divested or liquidated the following subsidiaries and they are no longer part of our corporate organization:

Subsidiary	Jurisdiction of Incorporation	Principal Activity	% Owned
Aso-Tech Pty Ltd	Australia	Inverter provider	67
Remote Area Power Systems Pty Ltd	Australia	Energy storage	100
CBD Labs Pty Ltd	Australia	Energy storage	100
KI Solar Pty Ltd	Australia	Solar	100
eco-Kinetics Group Pty Ltd	Australia	Solar	100
eco- Kinetics Pty Ltd	Australia	Solar	100
eco- Kinetics NSW Pty Ltd	Australia	Solar	100
eco- Kinetics Victoria Pty Ltd	Australia	Solar	100
eco- Kinetics Northern Territory Pty Ltd	Australia	Solar	100
eco- Kinetics South Pacific Ltd	Fiji	Solar	100
eco- Kinetics New Zealand Ltd	New Zealand	Solar - Dormant	100
eco-Kinetics Energy Systems Pty Ltd	Australia	Solar - Dormant	100
eco-Kinetics Netherlands Cooperatief UA	Netherlands	Solar	100
eco-Kinetics Netherlands Holding BV	Netherlands	Solar	100
Greenway Pacific Pty Ltd	Australia	Dormant	70
CBD Solar Labs Pty Ltd	Australia	PV Plant	100
Eco-Kinetics Europe Limited	United Kingdom	Solar	100
CBD Solar Pty Ltd	Australia	Solar	100
National Solar Installations Pty Ltd	Australia	Solar	100
CBD Adjungbilly Pty Ltd	Australia	Special purpose vehicle	100
Energy Bonds Plc	United Kingdom	Single-purpose entity formed to raise funding through issue of retail bond	100
Secured Energy Bonds Plc	United Kingdom	Single-purpose entity formed to raise funding through issue of retail bond	100

In August 2013, we sold our subsidiary, Capacitor Technologies Pty Ltd. (“CapTech”), for total consideration of A$1.8 million.

Our principal office is located at Level 11, 32 Martin Place, Sydney, NSW 2000, Australia. Our telephone number is +61 (0)2 8069 7970. Our website address is bluenrgy.com. Information on our website and websites linked to it do not constitute part of this Report. Process can be served in the United States at our United States office address – BlueNRGY Group Limited, 110 E Broward Ave, Suite 1900, Fort Lauderdale, FL 33301.

4.B.             Our Business

Overview

We are an Australian corporation operating in the global renewable energy and energy-efficiency sectors. Our businesses provide technology and services that allow owners of renewable generation assets to maximize power production and return on investment throughout the lifecycle of this long-lived class of assets. In some regions where we operate, most notably in Australia and the U.S., this includes the application of our engineering know-how and extensive data resources to design and install efficient new renewable systems and to upgrade, retrofit and optimize existing facilities. In Australia, we also deliver differentiated products and services that are designed to allow electricity consumers to reduce power costs and increase efficiency of their climate control and other systems. In recent years we have expanded the scope of operations throughout Australia and to Asia, Europe and the United States. The scope of our activities was curtailed by the VA process described in Item 4.A. but we continue to conduct business through multiple subsidiaries operating in the aforementioned regions. Our continuing activities are divided among the following lines of business:

●	Monitoring, Control & Performance Analytics

●	O&M and Facilities Management for Renewable Systems (including our Chatham Island generating assets formerly included in our Remote Area Power Systems (“RAPS”) unit prior to emergence from VA)

●	Solar Photovoltaic (or PV) System Design & Installation program management, primarily for customers of our Monitoring, Control and Performance Analytics systems, including:

●	systems for commercial applications generally ranging from 25kW to 2MW, sometimes referred to as small-scale solar

●	Utility-scale solar systems and generally above 2MW

●	Energy Efficiency/Technology Solutions (and RAPS prior to our emergence from VA), including climate control systems.

Prior to the VA process, we were also actively developing wind projects, but our involvement with wind generation systems is now and is expected to continue to be limited to providing data management and maintenance services.

In conjunction with effecting our Reorganization Plans, we acquired BlueNRGY LLC, a company focused on the collection and application of performance data from distributed renewable power generation facilities. We augmented these capabilities with the Draker Transaction, establishing us as one of the leading independent providers of solar monitoring and data analytics in North America. We currently receive and compile operating performance and other pertinent data from approximately 2GW of solar PV installations in the Americas, Australia, Asia and Europe. Our system monitoring and control solutions, and those of Draker in particular, have gained wide acceptance for their reliability, durability and accuracy.

BlueNRGY’s operations support and maintenance optimization, or O&M businesses, are still in the development stage and not yet material to our operations. However, we intend to scale these rapidly in response to requests from our customers who want the benefit of applying our data-driven processes for maximizing the financial performance of their projects. In addition, our O&M unit oversees our own small portfolio of renewable generation assets, including the Chatham Project, which is discussed further below.

Over the past five years, we actively diversified our solar PV business geographically in order to capitalize on changing demand for new renewable energy generation. Since emergence from the VA process, we have continued our activities in Australia. We have focused expansion initiatives in selected U.S. states and to serve customers of our monitoring business because we have limited resources to extend our services to multiple markets and we believe we can expand profitably in the chosen markets and by serving our established customers. Including the experience of our GED subsidiary, acquired in July 2014, we have designed and completed more than 70MW of large-scale projects in Australia, the U.S. and other international markets and we have designed and installed more than 17,000 small-scale and residential systems in Australia. Because of market factors, we stopped pursuing residential installation opportunities following our emergence from VA.

In our energy efficiency and technology solutions business segment we are currently active only in the Australia region where strong incentives exist for end- users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Included in this business segment is our Melbourne Australia based HVAC contracting subsidiary. Historically, this segment of our business also included our CapTech Division, which was divested in August 2013 and our RAPS division, which developed and operated wind and solar power generation systems on Chatham and King Island respectively and held interests in the Larkden energy storage technology. The Larkden Technology was divested in April 2013 and our interests in King Island were divested during the VA. Following our emergence from VA, management of our continuing interests in the Chatham Project is being handled in our O&M unit described above.

Our wind project development business was historically confined to Australia and was active during our 2012 to 2014 fiscal years. During that period, we developed and managed the construction of wind farms with peak generating capacity of 107MW, including a 0.5 MW installation that we still own on Chatham Island and a wind farm at Taralga in New South Wales that was constructed at a cost of approximately A$290 million. As developer, we developed demonstrated competencies in negotiation of long-term energy off-take agreements, or PPAs, New development activities in the wind segment were curtailed upon emergence from VA, but we retained core competencies that we believe will have application in our Data Management and Performance Analytics business.

Our Industry

The renewable energy industry, which includes energy derived from wind, solar and renewable biological resources, has grown rapidly throughout the world in recent years. This has been a result of the convergence of several factors including government policies favoring the use of renewable resources over carbon- based alternatives and technological advances that have reduced the cost of energy derived from renewable resources. Evidencing these trends is the level of investment by renewable energy sector, as shown in the table below:

Figure 1 - Global Investment in Clean Energy by Calendar Quarter (Billions of US$)

Source: http://fs-unep-centre.org/sites/default/files/publications/globaltrendsinrenewableenergyinvestment2016lowres_0.pdf

Although Figure 1 illustrates that the growth rate of aggregate investment levels in renewable energy capacity has slowed, installed generating capacity continues to grow rapidly because unit costs of installing renewable capacity are declining. According to the Renewables 2016 Global Status Report, or the REN21 Report, published by the Renewable Energy Policy Network for the 21st Century (http://www.ren21.net/status-of-renewables/global-status-report/),installed global capacity of wind and solar generation systems reached 433GW and 227GW respectively at the end of 2015 and had year-over-year growth rates compared with 2014 of 63GW and 50GW respectively. This REN21 report also stated that in 2015, for the first time in history, investments in renewable energy in developing countries exceeded investments in developed economies.

We are active in the solar, wind, and energy efficiency sectors in specific geographies, however, our experience and technology can be applied in in any market. In the solar market we have historically focused primarily on small-scale commercial and residential installations, particularly in Australia, but we expect a continued shift in our revenue mix in our applicable lines of business toward larger-scale projects.

The Solar PV Segment

As reflected in Figure 1 the solar sector has become the largest recipient of investment capital among the renewable energy sectors. According to the REN Report, solar generating assets attracted $161 billion of investment commitments in in 2015, 56% of the total invested in clean energy for that year excluding large hydro projects >50MW. The solar sector encompasses a wide variety of commercial activity ranging from PV solar to solar thermal concentrators, including the monitoring and management of data pertaining to installed capacity. Progress in each of these areas of the Solar PV sector has contributed to making solar power more cost effective over time and this trend is continuing.

Costs of energy delivered are declining to or below the level of energy derived from traditional sources in many markets

Figure 2, shown below, illustrates the Levelized Cost of Energy, or LCOE, for solar PV at year-end 2014 is at or below the retail price of electricity in many major markets, including markets served by us. As further discussed below, our management believes that the trend toward LCOE parity is continuing.

Figure 2: Energy Cost vs LCOE in Selected Markets - 2014

Source: Renewable Energy World article is utility scale solar growth economically viable by Philip Wolfe

Over the last several years, a dramatic reduction in the cost of components for solar PV systems, most notably in the modules that generate electricity, has led to reductions in the installed cost per watt of system capacity. The trajectory of the decline between 2009 and 2016 for the U.S. was charted by the Solar Energy Industry Association, or SEIA and is shown in Figure 3 below:

Figure 3: Prices and installation rates of solar PV systems in the United States (2000 – Q2, 2016)

Source: Industry Data SEIA Research and Resources

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

The convergence rate of solar energy cost with traditional energy costs has been accelerated by increases in electric power rates in key markets we serve.

In Australia, the increase in retail electricity prices has been accelerating in recent years, more than doubling for both households and businesses since 2000, as illustrated in Figure 5.

Figure 5 Electricity price indices for households and businesses in Australia

Source: Australian Energy Council

In the United States, recent retail price increases have not been as rapid as in Australia, but according to the U.S. Energy Information Administration, prices are more than 50% higher than in 2001 and the price trend continues to be rising, despite occasional reductions, as illustrated in Figure 6 below:

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

Australia. Small-scale solar in Australia is incentivized primarily by the Small-scale Renewable Energy Scheme, or SRES, under which power generators and some industrial companies are obligated to purchase annually a number of small-scale technology certificates, or STCs, specified by the government agency responsible for administering the SRES program. Eligible installations are credited with a onetime allocation of STCs when completed. The regulator establishes the aggregate annual STC purchase obligation for power generators at a level approximately equal to the supply of STCs that it expects to be created from new installations, adjusted for over or under creation of STCs in prior years. STCs may be purchased by any person and freely traded. Consequently, an unregulated market for STCs has developed since the inception of the program. STC prices are effectively capped by the right of obligated purchasers to pay a fixed-rate penalty if they are unable to purchase sufficient STCs in the market to meet their obligations. As the costs of solar energy have declined and the market has matured, the number of STCs credited under the SRES program for each kW of solar capacity installed has been stepped down by the regulators and now typically represents less than 25% of the value of a system at market prices for STCs. The Australian government is expected to leave the SRES program unchanged through 2020, but there is no assurance that government policy will not change.

Large-scale renewable energy installations in Australia, which generally include wind systems, receive annual credit for the energy produced and this is reflected in the issuance of RECs. Power generators are obligated to meet targets for renewable energy generation and may do so by receiving credit in the form of RECs for the renewable power they generate, or they may buy RECs from others who are generating power from renewable sources in excess of their mandated requirements. Regulations recently adopted revised large-scale renewable generation targets through 2020 at 33,000GWh, almost double the 17,000GWh of energy that is expected to be produced by large-scale renewable generation in 2015. This target creates ample opportunity for large-scale installations over the next five years that, according to the Australian Clean Energy Council, would represent investment of more than A$10 billion over the period. The value of RECs has trended up as a result, making more renewable projects financially viable. However, there can be no assurance that government policy will remain stable and there is a possibility that renewable generation targets will be reduced.

United States. The regulatory incentives in the United States include a federal income tax credit that represents approximately 30% of the value of a project. In addition, a patchwork of state- and local-level programs exist that vary widely in structure and economic effect and may include tax credits or other deductions, outright grants, REC programs and mandated net metering or feed-in tariff arrangements that have the effect of further subsidizing solar installations. The availability of federal tax credit program was extended at the end of 2015 and now begins to step down toward phase out beginning in 2019. Incentive programs of states that were early boosters of solar are generally also declining in significance. In general, state level incentives such as net metering have tended to be most favorable to residential or small-scale solar installations and we expect this to continue to be the case. Our management also expects that the impending reduction in the federal tax credit will produce a high level of activity in calendar year 2016 – 2019, followed by a downturn in the pace of U.S. solar PV installations. The magnitude of any future downturn is unpredictable and depends on various factors including changes in system installation costs and expectations for retail and wholesale power generation costs.

As a result of market factors, the demand outlook for solar installation growth is favorable in our key markets.

Research funded by the Australia Renewable Energy Agency demonstrates the rapid and continuing growth of Solar PV in Australia.

Figure 7: Historical and projected residential capacity increases – 2001 to 2016

Source: Australia PV Institute (APVI) Solar Map

This data supports our management’s view that that there will be a sustainable long-term solar market in Australia, although the market is maturing and we believe that rooftop residential penetration is now in excess of 40% in some regions.

United States. Overall demand for PV solar installations has continue to grow in the United States following the extension of the Federal investment tax credit program at year-end 2015. As illustrated by Figure 8 below, according to a publication of the Solar Energy Industries Association, recent growth has been driven primarily by utility-scale and residential installations and this is forecast to continue. Other non-residential PV installations (commercial and industrial, or C&I, projects), which could fall into either small-scale or large-scale categories, have been relatively stable but are also forecast to grow. We expect this pattern to continue as long as the ITC remains at the 30% level, currently through 2019.

Figure 8: U.S. PV Installations, Q2 2016 Solar PV Forecast

Source: gtmresearch / Solar Energy Industries Association: http://www.seia.org/research-resources/solar-industry-data

This market opportunity creates substantial overall growth potential for participants in the U.S. market, including us.

Competition among solar developers and installers is intense in all of our markets and they are highly fragmented, although market-share consolidation is occurring in some markets.

The small-scale solar PV market in Australia is fragmented, with no dominant competitors. The three major energy retailers (Origin Energy, AGL and Energy Australia) have active installation businesses, and there are a number of other, even larger competitors. An Australian consultancy, Sunwiz, identified the largest installation businesses and their relative sales for the first six months of 2016 are depicted in Figure 9 below.

Figure 9: Sunwiz Top 10 Small-scale Solar PV Installers in July 2016

Source: Sunwiz- http//reneweconomy.com.au 2016 australia-break-5gw-rooftop-solar-mark-july-16858

In the United States, where our addressable market includes both large utility-scale and C&I segments, the market is highly fragmented. Based on the 2016 listing of the 500 Top Solar Contractors published by Solar Power World (http://www.solarpowerworldonline.com/2016-top-500-north-american-solar-contractors/):

–	None of the 53 largest utility-scale constructors of solar PV has more than a 15% market share and the list excludes various large or vertically integrated constructors who are known to our management. Representative competitors include Mortenson Construction, SunEdison, Swinerton Renewable Energy, FLS Energy and Watson Electrical Construction

–	None of the 100 largest C&I installers of solar PV has more than a 12% market share and the list may not include all large participants. Representative competitors include Phoenix Solar, Safari Energy, Standard Solar and Joule Energy.

Large-Scale Wind

Wind energy is currently among the most economic forms of large-scale renewable energy and can often be developed at scale in the regions where power is needed if the wind resource is strong. The wind sector encompasses the design and installation of the generating system (turbines & towers) and ongoing maintenance and management. As with other renewable energy sectors, installation of wind power generation capacity has grown rapidly over the past decade, although wind energy investments globally have recently plateaued, as shown in Figure 1 above. Hence, the wind sector represents an attractive market for the application of our monitoring and control systems and related services.

In the Australian market, wind capacity has grown steadily, driven by a government-mandated renewable energy target. This target requires electricity retailers to source an annually increasing amount of their customers’ electricity consumption from renewable sources, the largest component of which is necessarily wind. This trend in Australia is illustrated by the figure below:

Table 10 - Cumulative Installed Wind Capacity in Australia

Sourced: http_ramblingsdc.net_Australia_WindPower.html#Wind_power_capacity_in_Australia

To satisfy the recently adopted Australian renewable energy target, the Australian Clean Energy Council estimates growth in wind capacity averaging between 500MW and 750MW per year will be required through 2020 is required in Australia’s installed wind generation capacity. As shown in Table 11 below, as of October 2105 there were 17 wind projects announced representing 2.6GW of wind generation capacity, with more than 10GW of projects in a less advanced stage.

Table 11. Major renewable electricity generation projects – October 2015

Source: Australian Bureau of Resources and Energy Economics – Electricity Generation Major Projects Report - 2015

To our knowledge, there are approximately 20 companies developing and/or operating wind farms in Australia. These include the three major nongovernment utilities – AGL, Origin Energy and Energy Australia. Within the top ten, we estimated that fewer than five have development pipelines of greater than 1,000MW.

Our understanding of the wind development markets in the US and Europe is less complete, but based on the Ren21 Report, we believe that there are expected to be numerous large-scale wind projects developed in both regions over the coming years.

Monitoring & Performance Analytics and O&M Services

The addressable market for services targeting the data management and operations and maintenance of renewable generation projects of any type and in any region is defined largely by the installed generation capacity, with adjustments for differences that exist in project sizes and vertical integration among regional markets. According to the REN21 Report, worldwide as of the end of 2015, 785GW of renewable power generation systems were in operation, including 227GW for Solar PV and 443GW for Wind.

Solar PV:

Distributed solar projects come in a wide variety of sizes, roughly characterized as residential (typically rooftop), small-scale commercial (often located on rooftops or elevated structures) and utility- or megawatt-scale. Data acquisition and control systems for these projects are provided by numerous specialist firms, equipment OEMs such as the inverter companies, and a handful of large, vertically integrated organizations and utilities or independent power producers who have developed proprietary systems. Given our capabilities to provide data management, operations and maintenance, the markets that are immediately relevant for our data management services and O&M services range from small-scale commercial installations, often involving fleets of systems and megawatt-scale installations for both small- and large-fleet owners. With the enhanced capabilities we will have gained through the Inaccess transaction, very large utility-scale projects and project fleets owned by vertically integrated solar companies are now also part of our target market scope.

United States: Based on statistics published by the Electric Industries Association shown in Figure 12 below, the total addressable market in the United States for monitoring and O&M for Solar PV distributed generation (which excludes large utility scale projects, approximated 8GW by the fourth quarter of 2015. Given growth rates, we estimate that this will represents more than an $800 million market by 2020. The geographic concentration of these installations is also illustrated in the chart below and provides perspective on states with the greatest market potential:

Figure 12: Representative Solar PV Installations

Source: US EIA Electric Power Monthly

We believe that competition for O&M services in the below-utility-scale market is highly fragmented and includes such firms as MaxGen Energy Services, Burke Electrical Solar, Petersen Dean, BorregoSolar and Trinity Solar. Notable competitors serving the U.S. market (both small-scale and utility- scale) with specialized data management and control systems for solar PV (both small-scale and mega-watt scale) include MeteoControl, Green Power Monitor, Power Factors, Solar Log, Swinerton, Also Energy, TriMark and various inverter OEMs.

We believe the U.S. utility-scale market includes many very large single-site power plants and a high concentration of ownership by vertically integrated companies such as First Solar, Sun Power and various utilities. While the solar installations run by these companies are potentially within our addressable market, our market share in this sub-segment is insignificant. We have had success in winning projects of this scale with special-purpose funds and operating entities (both public and private) that invest in renewable energy assets with PPAs for the cash flows derived from the projects and Inaccess has distinct competitive advantages in serving this market segment. Funds of this nature are increasingly providing the renewable energy industry with access to cost-effective capital, particularly in North America, that is one of the factors driving market growth and consolidation of renewable assets into portfolios, or fleets. According to Kaye Scholer – Investment Financing Opportunities in Alternative Energy 2015 report, six publicly-listed North American YieldCos (NRG Yield, TransAlta Renewables, Pattern Energy, Abengoa Yield, NextEra Energy Partners and TerraForm Power) secured $3.8 billion in equity on the public markets in 2014, more than three times the $1.1 billion reported by Clean Energy Pipeline as having been raised in 2013. The figures do not include acquisitions by other funds or independent power producers that we believe to be significant in number and to be amassing portfolios of renewable energy projects. YieldCos and similar aggregators of renewable generation assets, whether public or private, have requirements for enhanced data analytics delivered through a single platform and we believe they will form an important new category of customer in North America for our data analytics and O&M services that help to maximize power plant generation and revenue. Our management also believes that the aggregation of renewable asset ownership by specialized owners will grow globally and will create new customers for our services.

Many of the same firms who provide O&M services for the distributed generation market also serve the utility-scale market, including MaxGen Energy Services, Borrego Solar and Swinerton. Other companies such as EDF Renewables, the Global Asset Management unit of SunEdison and Next Phase Solar are providing services to the utility-scale market, however, we are not aware that any of these companies has significant market share.

Australia: We believe that the preponderance of solar PV installations in Australia have been residential or were constructed by the major vertically-integrated utilities. Only the latter of these categories is currently addressable by us with our current capabilities to provide either monitoring or O&M services in Australia. As the market matures and financing becomes more readily available, we believe that fleets of commercial installations will grow and that a viable distributed generation market for both our monitoring solutions and O&M services for solar PV will emerge.

Europe. Because of the evolution of policies favoring the construction of commercial and small-utility-scale solar PV installations in Europe, we believe that there is a large universe of solar PV installations in this region that could be targets for our data management and O&M services. However, the reduced and declining pace of large solar PV installations in Europe in recent years limits the points of entry for us into this relatively mature market. GTM Research has reported that the competitive framework for megawatt scale solar installations in Europe is highly fragmented, with an aggregate fleet of more than 24 GW being handled by approximately 60 vendors of O&M services. If and when asset aggregation by YieldCos or similar specialized entities accelerates in Europe, it could bolster our ability to access this market for data analytics and certain O&M services.

Wind. Because data management, asset management and maintenance contracts on wind projects typically extend for several years, we believe our best opportunities to win new business in the wind sector are in areas where new projects are likely to be commissioned over the next several years rather than endeavoring to displace established service providers at seasoned projects. Collectively, the pipeline projects in our targeted regions represent an attractive market opportunity for our maintenance and data management services, but there can be no assurance that we will be successful in garnering contracts with any of these prospective customers or projects. For Australia this opportunity is illustrated by the pipeline information in Figure 11 above. In the last several years there has been slow but steady growth in wind generation capacity in the United States, but the rate of new project completions has been moderate. The most recent Ren21 Report indicates that investment levels for in wind projects in Europe will continue in line with current levels or grow moderately.

Figure 13 – Wind Capacity Under Construction

Source: EIA AWEA into the wind the AWEA blog

To our knowledge, most local supervisory control systems deployed throughout the world are generally proprietary to the turbine manufacturers although a few specialist independent companies do offer data management systems for wind installations. These companies include: Baze, BaxEnergy, Breeze, Osisoft and their primary served markets are North America and Europe.

Energy Efficiency

Our business segment targeting energy efficiency / climate control is currently focused only on the Australian market. In Australia, powerful incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Australia has also experienced sharp increases in electricity charges in the last five years and these are expected to continue. The country’s power cost increases have been primarily driven by investment in regulated infrastructure and the introduction of carbon pricing and other government policy mandates that are intended to promote the use of energy resources deemed to be more sustainable. The range of products and services associated with energy efficiency is potentially broad, but our activity in this sector is currently limited to providing efficient HVAC systems and a related servicing business operating in the Melbourne, Australia market. The following industry discussion is tailored accordingly. Major new installations in the HVAC markets we serve are awarded primarily by competitive tender where price is a key determinate of success. Market participants often submit tenders as part of a syndicate of contractors and opportunities are sourced through long-standing relationships with construction general contractors. Service sales are generated from relationships with prior installation customers and through competition on service levels. Revenue growth in the region is bounded by and highly correlated to construction activity levels in and around Melbourne. Because of the favorable weather patterns in the region, the construction cycle is not seasonal in nature.

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

Clear strategic focus – We have a singular focus on management and optimization of renewable energy and energy efficiency systems over their full life cycle informed by our database and related analytics technology. Specifically, we offer our customers post-commissioning performance measurement of their systems, system management and control capability through our subscription software and portal, operations and maintenance services and, selectively, system design and technology integration for new projects and system upgrades and retrofits. This positioning allows the Company to partner effectively with a wide base of equipment and component suppliers, project owners and financing sources. Our customers look to us to help them achieve competitive costs for systems, optimize energy delivered or used, limit risks and maximize return on investment. We believe that our focus also positions us within the highest value-added segment of the renewable supply chain where we can distinguish ourselves through execution, branding and the development of proprietary technology in system data management and optimization.

Track record - As the renewable energy industry matures, execution experience and prior project success are increasingly important to securing bidding opportunities and winning contract awards. Notwithstanding our restructuring in VA, we have retained core competencies in, and have a solid track record of successfully developing, designing and implementing large and small-scale renewable projects in both developed countries and remote and difficult geographies. This gives us experience to understand and better serve our customers and credibility when handling the challenges of integrating renewable power into diverse local power grids. In Australia and through our foreign subsidiaries, we have successfully installed more than 80 MW of solar capacity worldwide, including over 17,000 residential systems. Our wind projects include completed systems with more than 100MW of capacity. In addition, we have handled numerous complex climate control system installations with total value of more than A$250 million.

Management skills, experience and local presence – Members of our Board and our managers have extensive knowledge of and experience in the utility and energy sectors. We believe such knowledge and experience gives us the credibility to effectively navigate complex contracts involving interconnect PPA arrangements. We deem these capabilities to be a critical factor for our success in providing management tools and services to participants in the renewable energy asset management sector. We also have the relevant experience in operating and maintaining renewable systems to provide a foundation for development of this line of business. We intend to augment our executive ranks through direct hires and acquisitions such as the Inaccess transaction to ensure we have the capabilities to fully capitalize on the market opportunities we in the growing sector we serve.

Diversified Revenue Streams – Within our strategic focus, we benefit from being diversified across:

●	technologies, i.e., solar, wind, and energy efficiency/climate control;

●	products and suppliers of sub-systems or components;

●	geography, including Australia and the United States which have robust legal systems and currencies; independent regulatory bodies; and stable policy agendas; and

●	types of revenue streams, ranging from recurring revenues from data management and O&M services with contracts that typically run for multi-year periods to project-related revenue, often with established customers who use our services repeatedly.

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

Our Business Strategies

To build, over time, a high-growth and profitable business that takes advantage of our strengths and the opportunities in our served markets, we intend to:

Create multiple revenue streams in different jurisdictions. We intend to continue to diversify our sources of revenue while remaining focused on delivering technology and services for the renewable energy sector. In addition to further broadening our geographic reach, we are constantly evaluating new revenue generation opportunities in the countries and business lines in which we operate. We believe that this will make our business more resilient and help us build scale without sacrificing operating efficiency. Our strategy of accessing multiple complimentary markets limits risks arising from government policy changes in a single country or related to a single segment and offers the potential to access a larger overall market. Systems, marketing, and best practices developed in one market are tailored to other markets once they are proven.

Ensure customers access to best-in-class technologies and services. We do not have exclusive commitments to use any specific supplier of equipment or system components. This gives us the flexibility to shift suppliers as the relative costs, efficiency or effectiveness of products and components changes and to integrate components and technology to optimize system design and performance. Through our proprietary data management system, we have empirical perspectives on the performance of renewable generation system components and engineering that is generally unavailable to many service providers and system designers. With these insights, we are selectively nurturing strong direct relationships with leading manufacturers of best-in-class components and technology and with customers who value our guidance on their system specifications and management practices.

Deploy a flexible business development organization utilizing consistent business processes. We are striving to implement standardized project design methodologies, management processes and execution objectives across geographies and lines of business in which we operate. This allows cross utilization of our business development resources and facilitates using a small executive team to efficiently and rapidly respond to evolving demand for efficient generation and climate-control systems suitable for varying regulatory and business environments.

Capture high-margin opportunities not targeted by traditional installers and developers. We have developed expertise in solar, wind, energy storage and energy efficiency that gives us unique and complimentary capabilities to provide integrated sustainable and cost-effective generation and climate control solutions for our served markets. When possible, we try to sell systems and services directly to end-users, generally asset owners. In such cases, we have the opportunity to price our installations based on the maximum economic benefit provided, thereby capturing the highest available margins. Over time, where market conditions and regulations permit, we are positioning ourselves to be able to offer customers the opportunity to acquire energy from renewable sources at competitive pricing thorough so-called community or imbedded networks, without the necessity of end- customers for energy having to be directly involved in system installation or ongoing management.

Monetize information derived from our proprietary data management system. We collect voluminous data on the performance of projects, components and systems in our proprietary data management system. From this data we are able to discern trends and correlate relationships affecting system and component performance that is not generally available in the market. Subject to our commitments regarding customer data confidentiality, we anticipate being able to monetize this data resource by analyzing data and selling information to risk managers, asset managers, financial intermediaries manufacturers and project owners. Although we have not yet realized material revenue from this strategy and there is no assurance that we will be able to do so, our management expects the value of our database for renewable generation projects, together with the empirical information it can provide, to grow in value over time.

Selectively acquire or retain project ownership interests. Through our project development and proprietary data management activities we have visibility of expected project returns in many situations. Over time we expect to be able to invest opportunistically in commissioned generating projects that we believe will have high returns on our invested capital, generate O&M revenue or foster future business development. As capital cost and availability permit, we intend to invest in such projects, although we are not currently making such investments.

Acquire complimentary businesses. We have grown and evolved the Company through acquisitions and intend to continue to do so (see “—Acquisitions” below). We recently completed the acquisition of GED, BlueNRGY LLC and the operating platform, certain assets of Draker and an equity investment in Inaccess. We are taking steps to complete the acquisition of the Inaccess equity we do not already own and are actively exploring other acquisitions and strategic partnerships that we believe would accelerate our entry into targeted markets and enhance the depth of our management team

Our Challenges

In spite of our competitive strengths and strategies to capitalize on them, we face significant challenges in executing our business plan that subject investors in our ordinary shares to a high degree of risk, notably:

With respect to our business:

Weak financial condition – We emerged from the VA process with a streamlined cost structure and no indebtedness at the corporate parent level. However, we remain thinly capitalized and are currently not profitable. Some of our operating subsidiaries that were not part of the VA process require cash infusions to meet working capital needs, including paying deferred trade creditors and funding for new projects. In addition, our renewable system monitoring and management business has required significant additional investment in the software to satisfy competitive requirements that have been reflected in our financial statements as expenses and operating losses. Consequently, we may encounter demands for payment that we cannot meet and have limited access to trade credit, either of which could have adverse consequences for our business and future prospects. Our auditors have raised substantial doubts as to our ability to continue as a going concern. Nevertheless, we have raised sufficient equity and, at our subsidiaries, working capital loans, to fund our operations and acquisitions since emergence from VA. We believe we are positioned to grow profitably during our 2016 fiscal year if we have access to sufficient additional capital to fund business development opportunities in our pipeline.

Small scale and low market-share in highly competitive businesses – Competition is intense in all of our lines of business and we do not have significant market share in any of the businesses or regions where we operate. This places us at a disadvantage to larger competitors and those with stronger capitalization and limits our control over margins. We must work hard to originate new business leads and we expend significant resources doing so. With respect to obtaining financing to deliver projects for our customers, we believe we are operating at a disadvantage to larger competitors who can more easily build alliances with project financing resources and negotiate better rates. We may also be at a disadvantage with respect to purchasing components at the lowest cost, although we believe that the component markets for the systems we install are currently so competitive and commoditized that this is not a significant concern. We are seeking to overcome these disadvantages by: growing the scale of our business; differentiating ourselves through use of the BlueNRGY and acquired brands; and applying innovative technology.

Difficult to manage international growth strategy – We are seeking to grow in multiple jurisdictions, geographically dispersed from each other and from our Australian headquarters. The renewable energy projects and monitoring technologies with which we are involved are complex and present significant financial, managerial and operational challenges, including difficulties of coordinating the activities of scattered personnel, integrating and financial and control systems, high travel expenses, the assumption of unknown liabilities and risks of operating in unfamiliar legal and regulatory environments. These difficulties are exacerbated by our small size and the limited number of seasoned executives in our management ranks and on our Board. We are seeking to overcome these obstacles by employing the most capable personnel we can find and linking their compensation to our corporate performance, making efficient use of information technology, standardizing best practices across geographies, engaging specialized qualified resources when necessary to handle unique jurisdictional issues and, throughout each line of business, closely monitoring performance.

With respect to our industry:

Instability of renewable energy policies and market conditions – Changes to global political and economic conditions have negatively impacted our business in the past and are likely to do so in the future. The renewable energy sectors we serve depend, to a degree, on the availability of rebates, tax credits and other financial incentives and government policies affecting the purchase and use of energy generated from solar and wind resources, changes in which could reduce the demand for our services and impair our margins. Some changes can be anticipated, such as the reduction in the U.S. federal tax credit for renewable energy projects that is scheduled to step down beginning in 2019. But other changes can occur with little advance warning and opportunities to mitigate the consequences of policy changes in any single jurisdiction may be limited. Our strategy to diversify our operations across renewable energy technologies and geographies is intended to ameliorate this risk but cannot eliminate it.

Rapidly Evolving Technology and Industry Structure – The data monitoring and performance analytics business, which forms the core of our business activity, is undergoing rapid technological change and customers and grid-interconnect authorities are requiring (among other things);

–	improved and new functionality such as the ability to gather, process and store more granular data collected at a higher frequency

–	additional, often unique, control features with more rapid automatic response capabilities

–	more secure communications protocols

–	enhanced integration with maintenance, operations, billing and asset management systems

–	more robust long-term data security and access.

Our competitors are constantly innovating in response to dynamic customer demands and this creates a substantial challenge and investment burden for us to do the same. We have recognized that it will be necessary for us to strengthen our technical capabilities and our financial position to compete effectively.

In addition to the technological changes that are driving success and failure in our industry, significant new competition is emerging to the independent providers of monitoring systems from component suppliers, such as inverter manufacturers, who are bundling software tools for gathering data and managing site performance into their product offerings. Many of our independent monitoring competitors have been acquired by larger, better capitalized companies with complementary lines of business that can facilitate growth and provide efficiencies. These dynamics make it harder for us to compete successfully and necessitate our growth through acquisition to rapidly achieve scale and synergies from complementary business activities.

Description of Our Business Segments

Monitoring & Performance Analytics

The integration of BlueNRGY LLC with the Company in conjunction with our emergence from VA, the subsequent acquisition of the Draker monitoring platform and the Inaccess transaction give us capabilities that our management believes will allow us to access the growing market for data acquisition, control systems and recurring services related to operating and maintaining the large global pool of distributed renewable generating assets over their multi-decade life-cycles. We also have the expectation that these capabilities will allow us to sell products and services for the management of other infrastructure operating assets as Inaccess has demonstrated with its application of systems for the telecom sector.

Data Management. – Our proprietary data acquisition and control technologies, together with our capability to deliver actionable information and reporting to customers comprise a powerful tool set for asset owners and managers. Our systems and software deliver the capability to cost-effectively collect, store and analyze performance data on their renewable power generation systems over time with a high degree of granularity and accuracy. Our system, together with the Inaccess technologies, enable performance monitoring and control at the system component level and overall, and can be applied across a wide spectrum of component suppliers. Renewable system component performance and overall plant performance can be compared over time and across portfolios of projects, system performance can be compared across portfolios of assets and with design expectations, and correlations between performance and external factors can be evaluated and applied for operations management and system maintenance. Data and information from the system is accessed by our customers through internet cloud-based applications, sometimes referred to as software as a service or SAAS. We believe that system data, once accumulated, will have alternative applications in validating billing and revenue collection, to support asset valuations and for financing providers, risk managers & insurers.

Our proprietary data management system is monitoring over 2,000 sites with a combined power generation capacity of more than 2GW and, when considered with the Inaccess customer base, more than 6GW. We provide data and performance analytics are PV solar installations located in the U.S., Europe, throughout the Americas and in Japan, China and Australia. To meet local regulations regarding data security we have established server and storage capacity in the U.S., China and Europe. Typically, our customers for data management services subscribe to multi-year contracts and we expect to serve most of them over the useful lives of their systems.

We also integrate and sell to many of our SAAS customers, data logger, metrology and communications hardware supplied by third parties. Typically, such equipment is installed at newly-built renewable power generation facilities and is configured with our proprietary firmware to interface with our cloud-based data management system to collect and transmit performance data from the equipment at each site. We also have the capability to collect and manage data gathered from third-party data acquisition hardware and supervisory control and data acquisition or SCADA systems. In China, we have engaged a reseller on a non-exclusive basis to reach prospective customers and we intend to continue and broaden our use resellers in markets where we do not have operations.

Operations & Maintenance, or O&M. - In our climate control business, further discussed below (under the heading “Energy Efficiency — Parmac Air Conditioning & Mechanical Services Pty Ltd, or Parmac”) we have, for many years, successfully offered post-installation maintenance servicing of systems. This service is offered to prospective clients whenever we install a system and we frequently win contracts to service systems installed by others. In our experience, post-installation maintenance servicing provides a steady stream of recurring revenue, often pursuant to multi-year contracts, at attractive margins. We have begun to offer similar services for operators of solar PV systems in those regions where we have operations, but this business activity is still in the development stage and revenues are not yet material to our business or broken out separately. There is no assurance that this activity will gain market acceptance or have a material impact on our financial performance.

We believe that our proprietary data management system and integrated software tools greatly enhance our ability to cost-effectively provide targeted O&M services for renewable energy projects and an opportunity to differentiate our offerings and those of our strategic service partners from those of competitors. We have found that we can use the system to pinpoint maintenance requirements and to increase the efficiency of work scheduling. It also provides us with clear metrics to demonstrate the effectiveness of O&M results. Since our emergence from VA and following our acquisition of the Draker monitoring platform, our O&M specialists based in the U.S. have developed a pipeline of prospects that we expect will lead to our growth in this line of business. We are also applying the BlueNRGY tools to enhance the O&M service offerings of service partners who wish access to them to improve effectiveness and efficiency and for our operations in Australia. There can be no assurance, however, that we will be successful expanding our O&M services business in the renewables sector to a level that is material to our overall business.

Solar PV Design & Installation

In addition to our data management and O&M services businesses, we design and install, primarily through the use of local contractors, small-scale (typically roof-top) solar PV systems in Australia. Since 2010 we have installed over 17,000 small-scale (mostly residential) systems in Australia and we expect, over time, to be able to apply our home market experience in the United States and other regions, particularly to small-scale installers and selected other customers who can benefit from our know-how and services. Our backlog as of the date of this report on Form 20-F includes approximately 1MW of small-scale systems globally.

Following our emergence from VA, we re-launched commercial sales in Australia under the BlueNRGY brand and are currently undertaking residential sales in Australia only an opportunistic basis due to the high costs of customer acquisition and commodity-nature of this market.

As discussed in the profile of our industry above, growth in small-scale installations in the United States is expected to be robust over the next few years. We consider the opportunity to participate in this market to be attractive and we are currently developing plans to do so in league with customers of our monitoring and O&M business, sometimes utilizing their services as local contractors and using our BlueNRGY brand.

We also have capabilities to design, construct and update / upgrade large-scale systems. This capability was further augmented with the acquisition of GED, a U.S. EPC contractor in 2014. The projects we have developed include both ground mount and large commercial rooftop solar projects in various geographic markets. Our large-scale solar business now employs two delivery models, depending on customer requirements, working capital availability and cost at the time project opportunities became available:

Engineering, Procurement and Construction (EPC)

Under the EPC model, the customer pays us as the EPC contractor (or program manager if we are utilizing an EPC partner for execution) on a milestone or percentage of completion basis as project construction progresses and ownership of project work-in-progress is turned over to the customer. The EPC contractor typically takes responsibility for:

●	completing the project engineering, procuring components and materials for the project and performing the construction work; and

●	paying vendors, subcontractors and its own staff for their respective contributions to the project.

The timing of project progress payments is generally negotiated to allow the EPC contractor to receive funds at approximately the same time it expects to have to pay for system components, materials and sub-contractor fees related to the project. Sometimes, however, contract terms dictate that the EPC contractor must defer receiving payment for 30 to 60 days. If the EPC contractor is effective in matching its payment obligations related to the project with cash receipts from the customer, low or limited capital resources are required by the EPC contractor to operate under this model. Consequently, many companies can qualify to bid for contracts under the EPC model, bidding is often highly competitive and our experience is that gross margins are consequently lower than those of an alternative business models that we seek to utilize when circumstances permit and that is further described below. Working capital requirements can rise sharply if customers impose deferred payment terms in their contracts and, in such cases, competition can be less intense. All of GED’s business has been carried out under the EPC model.

Build, Own and Transfer (BOT)

Under the BOT model, which we employed beginning in our 2013 fiscal year, we acquire site development rights, with permits and off-take agreements in place, from small or thinly capitalized developers and we complete the projects on a turnkey basis. The BOT model requires application of our EPC capabilities and that we provide the funding to acquire the, power generation equipment, complete construction and have the project connected to the grid before getting paid. It also requires us to arrange the sale of completed projects, either individually or on a bundled basis, to third-party owners who are acquiring the long-term cash flow expected from projects following their commissioning. Such sale processes can be costly and protracted if not arranged prior to project commencement. Nevertheless, if construction financing is available, the BOT model can result in higher project margins than for EPC projects, although the benefits may be partially offset by the associated financing costs. We employed this model in Italy in FY 2013 at several sites aggregating to 5MW and these projects were sold during our 2014 fiscal year. Following our emergence from VA, we have not had sufficient capital available at a cost that allows us to employ the BOT model, although we are expecting to do so in connection with some small-scale sites currently in our backlog. There are no assurances that we will be able to do so again in the foreseeable future.

Although our large-scale solar experience is substantial, our projects generally represented less than 1% of the installations in our served markets at the time they were performed. Nevertheless, these experiences in designing and building large-scale solar PV projects have focused us on the potential profitability of this line of business and our familiarity with project design and construction issues makes us effective in serving EPC customers of our monitoring systems and handling projects on request for our asset owners with whom we have established relationships.

Whenever we construct a large-scale solar project we generally tender or negotiate for post-commissioning operations and maintenance, or O&M, contracts if we have the capability to perform the required services or can direct the project to customers with whom we have strategic alliances. Such contracts, if awarded, normally have a multi-year term and sometimes are in place for the life of these projects, but there is no assurance that an O&M contract will be awarded to the project constructor. Our opportunity and success in winning O&M awards through this channel has been limited and there is no assurance that it will be material to our future sales.

Except for monitoring system hardware, all of the system components for our solar installations are procured from third parties suppliers. We have no commitments to use components or technology from any particular manufacturer, but we do work with preferred component suppliers to ensure quality products are installed and that strong warranty support from large established equipment manufacturers is available to our customers. This strategy allows us to optimize total project costs to give us and our customers an advantage in some bidding situations. In countries where we are undertaking large-scale solar projects our procurement activities are generally of sufficient scale to permit us buy components directly from a diverse group of manufacturers if the project owner is not negotiating component procurement arrangements directly. In such cases, we believe that, our procurement costs are competitive with other large installers/developers and that we have a competitive advantage over some smaller installers who must purchase system components through distributors. In Australia and other regions where project volumes are not significant in the aggregate, we are actively working to expand the supply chain to include additional supply sources and direct purchasing arrangements with specific component manufacturers. Obtaining such direct supply arrangements will necessitate growing our PV solar revenues substantially from current levels or expanding cooperation with our customers to pool purchasing power.

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

Following our emergence from VA, we intend to confine our activities in the wind sector primarily to data management and supporting operations and maintenance of commissioned facilities. We intend to emphasize regions where there are large concentrations of wind projects and we have established business operations and relationships and projects that are combined with PV solar and/or energy storage installations.

Energy Efficiency

Our business segment targeting energy efficiency comprises business units whose products and services generally reduce the amount of energy and related services consumed by end-users for a given activity. In Australia, powerful incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Australia has experienced sharp increases in electricity charges in the last five years and these are expected to continue. The country’s power cost increases have been primarily driven by investment in regulated infrastructure and the introduction of carbon pricing and other government policy mandates that are intended to promote the use of energy resources deemed to be more sustainable. The range of products and services associated with energy efficiency is broad. We have chosen to serve this market in niche areas through separate subsidiaries focused on commercial and industrial customers in Australia. Our management believes these businesses provide the following strategic advantages to the Company as a whole:

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

Period	Installation/ Contracting	Other Services
Fiscal year 2015	81%	19%
Fiscal year 2016	82%	18%

Other capabilities include:

●	Computer aided design, design checking facilities, project management, computerized drafting;

●	Execution of installations as a project contractor; and

●	Warranty and maintenance services to our constructed projects and maintenance and service work to other mechanical services installations.

Parmac competes in a regional market with a number of other contractors and, we believe, holds approximately a 2% share of our addressable market. The principal competitors with larger market share between 5-10% (individually) are AG Coombs, AE Smith, D & E Air Conditioning, Allstaff Air Conditioning and JL Williams. Other competitors with a similar or smaller market share include: RKH Air Conditioning, PJM Air Conditioning, Quadrant Air Conditioning and Proair Air Conditioning.

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

Remote Area Power Systems (RAPS). Our RAPS business segment historically includes generating assets. The only remaining assets in our RAPS business segment after emergence from VA are related to the above-described Chatham (wind) Project we developed in 2010. The Chatham Project is a 450kW installation on Chatham Island, completed in 2010. The Chatham Islands are a remote part of New Zealand in the South Pacific where previously power was generated solely by diesel generation. The Chatham Project comprises two turbines that were installed with the goal of delivering approximately one-third of the island’s total electricity power. The Chatham Project is not currently operating due to a dispute with the counterparty to the power purchase agreement, Chatham Islands Electricity Limited. Chatham Islands Electricity Limited is seeking to terminate its power purchase agreement with our subsidiary, Chatham Islands Wind Ltd (“CIWL”), and acquire the assets in accordance with contractual rights triggered by our VA. At this time it is not possible to predict how this matter will be resolved or what economic impact it will have on us.

As availability of capital permits, we will consider retaining future equity positions in other renewable generation assets, if we can:

●	reasonably expect to generate a reliable and steady income stream above our cost of capital and we are able to exchange EPC profits and development fees for equity in the project on terms we deem favorable; or

●	develop, construct and own projects with acceptable returns from inception.

Our capability to manage such assets, should we able to acquire them, is enhanced by our demonstrated capabilities in monitoring and analyzing operating performance of such systems and the provision of O&M services. Utilizing these core competencies, we also intend to purchase already-commissioned assets from third parties if we can do so on terms we consider favorable and if capital is available to do so at a cost deemed acceptable to our Board. To date, this has not proven feasible and there is no assurance that we will be able to make such project purchases in the future.

Seasonality

Our current businesses are not seasonal and neither demand for our services, nor supply of products used in connection with our business, is significantly impacted by seasonal factors.

Intellectual Property

Our intellectual property includes trade names and trademarks that we own.

We also own numerous patents covering the Draker Corporation and BlueNRGY LLC data collection and monitoring software systems used within our Monitoring & Performance Analytics business. The patent portfolio consists of 10 distinct applications in varying stages of patent prosecution, including six issued U.S. patents and three pending published U.S. applications, as well as similar international applications. The subject matter of the patents pertains primarily to optimization and monitoring of solar modules and wireless mesh network communications as applied to arrays of solar panels and the display of a graphical user interface for power plant monitoring. The Company may not prosecute all applications to issuance.

Research and Development

We did not conduct research and development through the end of our 2016 fiscal year.

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

Currently, no material insurance claims are outstanding.

4.C.             Organization Structure

The table below lists, as of October 20, 2016, our material direct and indirect subsidiaries and the jurisdictions in which they are registered:

Name	Country of Incorporation	Principal Activity	%
BlueNRGY Group Limited	Australia	Holding company	100
IHL Acquisition Co Pty Ltd	Australia	Holding company	100
BlueNRGY LLC	USA	Data Management and O&M	100
Draker Corporation	USA	Data Management	100
Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100
BlueNRGY Renewable Solutions Pty Ltd	Australia	Solar	100
Chatham Island Wind Ltd	New Zealand	Special purpose vehicle	100
Green Earth Developers LLC	USA	Solar EPC	100

4.D.             Property, Plants and Equipment

Our facilities, as of October 20, 2016, consist of stand-alone administrative offices and multi-purpose facilities incorporating office, warehouse and manufacturing activities for some of our businesses. Our administrative office facilities, located in various countries, are utilized by our various business units as necessary to support changing operational requirements. We believe that our administrative offices are adequate to support our current needs and all foreseeable growth and we have no current plans for expansion or improvements. All are occupied pursuant to short-term operating leases and are listed below:

Country	Address	Approximate size (sq-m)
Australia	Level 11, 32 Martin Place, Sydney, NSW 2000	250 sq-m
USA	110 E. Broward Blvd, 19th Floor, Fort Lauderdale, FL 33301	350 sq-m
USA	431 Pine Street, Suite 114, Burlington, VT 05401	260 sq-m

All of our multi-purpose facilities are located in Australia and are leased. Their sizes, locations and our business units that they primarily serve are listed below as of October 20, 2016:

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

As of October 20, 2016, we owned or held under leases assets in the categories shown in the following table having an aggregate value of A$2.1 million, which comprised an “at cost” total of A$4.1 million less depreciation and impairment of A$2.0 million

Amounts in A$’000
Asset Category	Cost	Accumulated Depreciation	Net Value
Plant & Equipment	2,581	(900)	1,681
Office and Leasehold	955	(807)	148
Motor Vehicles	631	(409)	222
Total	4,167	(2,116)	2,051

Capital Expenditures

Our capital expenditures for property, plant and equipment for the fiscal year ended June 30, 2016 and 2015 respectively were approximately A$0.03 million and A$0.2 million. In the year ended June 30, 2016 property, plant and equipment with a net value of A$0.1 million was acquired as part of the Draker Corporation acquisition.

Our capital expenditures for the 2016 fiscal year mainly related to replacement of vehicles and computer assets which had reached the end of their useful lives. There were no significant one-time asset purchases.

The capital expenditure total for fiscal year 2015 was primarily for essential upgrades to our motor vehicle fleet in Parmac and leasehold assets.

ITEM 4E.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements, including the accompanying notes, included in this Report. Unless otherwise specified, all dollar amounts are presented in Australian dollars and represented by the notation A$. Some of the information in the discussion and analysis set forth below and elsewhere in this Report includes forward-looking statements based on current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” and Item 3.D. under the heading, “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward- looking statements contained in this Report.

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

Our activities are currently divided among the following principal lines of business:

●	Monitoring & Performance Analytics (including O&M services)
●	Solar Photovoltaic (or PV) Design & Installation
●	Energy Efficiency / Climate Control Solutions

Previously, and into our 2015 fiscal year, we were active in developing large-scale wind projects, but our involvement with wind generation systems is now, and is expected to continue to be, limited to providing data management and system management services. In addition we operate owned power generation facilities in a separate business unit we refer to as RAPS. Although there is a possibility that RAPS will grow in the future, it is not currently material to our operations.

In keeping with customary practice in Australia, our fiscal years end on June 30. During the fiscal years ended June 30, 2016 (fiscal year 2016); June 30, 2015 (fiscal year 2015) and June 30, 2014 (fiscal year 2014), we incurred a net loss from continuing operations of A$9.3million, A$13.6 million and A$22.2 million respectively, of which A$Nil, A$6.2 million and A$10.0 million for fiscal years 2016, 2015 and 2014 respectively were attributable to asset impairments and non-recurring expenses, as further described below. However, as a result of our initiatives to reduce costs and increase our capitalization, our management expects that we will return to profitability in the future, although there is no assurance that we will be able to do so. If we are unable to achieve our business growth strategies and objectives or to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a substantial doubt as to whether we will be able to continue as a going concern.

The breakdown of our revenues by segment is shown below for fiscal years ended June 30, 2016, 2015 and 2014:

Fiscal Year Ended June 30,	2016		2015		2014
	Revenue (A$ millions)	Revenue Percentage	Revenue (A$ millions)	Revenue Percentage	Revenue (A$ millions)	Revenue Percentage
Amounts in A$(000) except as noted
Monitoring & Performance Analytics	2.6	8%	0.2	1%	—	0%
Solar PV Design & Installation	17.3	54%	3.1	18%	1.9	14%
Energy Efficiency / Climate Control Solutions (Parmac)	12.2	38%	12.2	72%	10.2	75%
Large-scale Wind	—	0%	1.3	8%	1.3	9%
RAPS	—	0%	0.1	1%	0.3	2%
Total reported revenue	32.1	100%	16.9	100%	13.7	100%

Monitoring & Performance Analytics

We entered the business of data management and the provision of O&M services for renewable generation assets in January 2015 with our acquisition of BlueNRGY LLC. At the time we acquired BlueNRGY LLC, the BlueNRGY data management and O&M businesses were in the early stages of commercialization.

In September 2015 we acquired the Draker data management platform. The Draker Transaction substantially boosted our U.S. market position to being, in the judgment of our management, one of the leading independent providers of monitoring and data management services for solar PV facilities in the United States. Despite Draker’s market standing and broad customer base, numerous customers suffered delivery or service interruptions prior to our consummation of the Draker Transaction. Consequently, we experienced some short-term customer attrition and interruption of the historical growth pattern for this business for several months following the acquisition. To reverse this dynamic, we were obliged to invest substantial resources to upgrade the Draker software platform, integrate it fully with the BlueNRGY LLC technology and improve the subscriber experience. Although the integration with the BlueNRGY LLC technology is now complete, we are continuing to invest in software and platform upgrades and development to further enhance the software functionality and its capabilities relative to competitors’ systems. Consequently, our monitoring and performance analytics business sustained losses throughout our 2016 fiscal year that have continued into our 2017 fiscal year.

However, as a result of our investment, and also due to the positive industry growth dynamics, particularly in the USA, we foresee our monitoring and performance analytics revenue growing strongly during our 2017 fiscal year. This growth is expected to come from an increased share of the business of existing customers, significant new customer additions based on the improved value proposition of the Draker products and services, and efforts to broaden the served market base for Draker to other countries where we operate or there is substantial growth in PV deployments. In addition, we are succeeding in garnering subscription renewals for our enhanced software from the legacy customers where Draker systems and software were installed prior to the Draker Transaction.

Consequently, our management expects a turnaround to positive profitability for this line of business in the 2017 fiscal year, however, there can be no assurances about when, if ever, the data management business will become profitable.

To further improve our competitive posture, to provide a range of products and system control technologies that are often required by our utility-scale customers and that we cannot currently supply, and to broaden our market access, we completed an investment in Inaccess in July 2016 (refer to Item 4.A under the heading “Recent Acquisitions”). We expect to acquire the remainder of the Inaccess shares that we do not own in two tranches in January 2017 and July 2017 in accordance with the share purchase agreement. If the Inaccess transaction is consummated as planned, we will have sufficient ownership of the equity to consolidate the Inaccess revenue for financial reporting purposes beginning in January 2017. This factor, together with additional market penetration that we expect to achieve through application of Inaccess technologies, is expected to substantially boost revenue in our Monitoring and Performance Analytics line of business for our 2017 fiscal year as compared with our 2016 fiscal year. Inaccess is currently profitable and the scale economies and other efficiencies that we expect to achieve through the Inaccess transaction are expected to accelerate the timing and magnitude of our turnaround to positive profitability for this line of business.

Since the acquisition of BlueNRGY LLC the revenues in our O&M services line of business have not been material to our overall operations and this business continues to be incubated in our Data Management segment under bundled service contracts. Although we are working actively to accelerate the growth of O&M services, there can be no assurance as to when or whether this line of business will be large enough to significantly affect our financial performance.

Solar PV Design & Installation

The increase in revenue in the solar PV segment from our 2014 to 2015 fiscal years was attributable to the acquisition of GED in July 2014. The subsequent increase from our 2015 to 2016 fiscal years was primarily derived from contracts for the design and delivery of approximately 50MW of large-scale solar projects by GED. This is a project-based business focused on design and installation of solar PV facilities for customers with which we have or are seeking to have a strategic relationship over the life-cycle of the assets. Because of the intense nature of the competition in this business line and competitive disadvantages that we have with respect to bidding against large, well capitalized EPC contractors, we have chosen to focus our business development initiatives in the solar design and installation business on situations where we have competitive advantage in design or program management as a result of our technology. Consequently, the number and installation rate of projects awarded to us, and large-scale projects in particular, has been and is expected to be irregular. We have evolved our cost structure for this segment to be scalable, both up and down. Other than a core team of staff members based in Australia and the USA who handle project design and overall program management, we rely heavily on outsourcing and sub-contractors working in markets where projects are constructed, often with customers of our other lines of business. As a consequence of these initiatives, our large-scale solar business in some of our served markets made a positive contribution to operating profit in our 2016 fiscal year with a low net working capital requirement. Our management expects this dynamic to continue and an overall positive contribution from this line of business for our 2017 fiscal year, but there can be no assurance that such expectations will be borne out or that this segment of our business will avoid losses in the future.

With a few exceptions, project fulfilment cycles for our Solar PV projects have been short, typically less than 6 months, and we are paid on a progress-payment basis. In general, the timing of payments to suppliers has been closely linked to progress payments, where applicable, thereby limiting the net working capital requirements the company needs to support these projects. In cases where we construct projects and on-sell the project at completion, construction financing has been sourced to meet working capital requirements. Because of the short execution cycle, we have not historically tracked backlog for our large-scale solar business but it is our intention to begin to do so as new projects are awarded. As of September 30, 2016 our backlog of large-scale solar projects was approximately 1MW, mostly at our GED unit. Because of uncertainties in the contract bidding process, there can be no assurance about when we will win further new contracts.

Until mid-way through fiscal year 2016, we maintained a three person organization in Europe intended to allow us to transact future projects in that market. Because of diminished opportunities in the UK market caused by a declining feed-in-tariff rate and lower policy incentives, this team has been wound down and we have shifted of our business development focus to the Americas and Australia.

Energy Efficiency / Climate Control Solutions.

Our Parmac business unit primarily designs and installs energy efficient HVAC systems and controls for commercial customers. It often works as a sub-contractor on larger projects and it typically receives deposits or progress payments for its work on new projects and bills for service work monthly as incurred, so it has an average net working capital requirement of about 15% of revenues. Parmac also have a low fixed cost structure typical of construction contractors and achieved average pre-tax operating margins in the range of 7% - 8% in some fiscal years prior to fiscal year 2012. We believe this level of profitability is sufficient to sustain available growth opportunities from operating cash flow. However, Parmac experienced adverse performance on several contracts entered into in the latter half of fiscal year 2013 that resulted in a loss in the 2014 fiscal year as those contracts were completed. These losses are believed by our management to be contract-specific and are not necessarily indicative of the Parmac’s expected future performance. During the 2015 fiscal year, Parmac’s net profit was impacted by one-time expenses totalling A$1.1million relating to a parent entity loan extinguishment in the VA process and a bad debt arising from a major customer entering voluntary administration. During the 2016 fiscal year the Parmac business has been impacted by cyclical industry wide downward pressure on margins for large tendered projects, coupled with poor cost control on a number of projects. Following a strategic review of this business in May 2016 a number of personnel changes have been made, business development has been refocused on customer and project segments which have historically returned operating margins in excess of recently achieved levels and project cost control processes have been improved. As a result, our management believes that Parmac will return to historical levels of profitability in the current fiscal year, however, there can be no assurance that this will be the case.

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

RAPS

This business segment currently comprises solely of The Chatham Island Project, which was completed in 2010 and is 100% owned by us as a power generating asset. There is currently a dispute regarding the status of the Chatham Island contract and consequently, no revenue is currently being received from the project. At present we are unable to project the outcome of this dispute or whether we will realize continuing value from the Chatham Island Project Assets that are recorded in our financial statements without provision for impairment.

Large-scale wind. During our 2013 to 2015 fiscal years, we were active in the sourcing of opportunities for the development of large-scale wind projects in Australia and the associated costs were reflected in our expenses. Our active pursuit of new large-scale wind opportunities has now been curtailed and we are no longer incurring expenses related to this line of business and we do not expect to realize additional revenues from this segment of our business related to our prior activities. When we were active in the Large-scale wind development arena, we typically incurred costs on early-stage development of projects with a view to sourcing the equity and/or debt funding required to take it through to construction and operation. Such expenses were undertaken with no assurance of being able to realize a recover of the development expense. The Taralga Project is an example of a project for which equity funding to complete construction was secured and we were able to recover our costs and profit from the activity.

In our 2012 fiscal year we earned a development fee in connection with the Taralga project and reinvested this fee as equity into the project. As a result, we retained a residual equity ownership of the completed project. During the 2014 financial year, the timeline for the completion of the Taralga project was delayed as a result of design changes and the subsequent requirement to amend Development Approvals. The impact of these delays, coupled with cost overruns has negatively impacted the value of our residual equity interest in the project, and our holding was fully impaired at June 30, 2014, resulting in an impairment charge being recognized in the Statement of Comprehensive income for our 2014 fiscal year of A$10.8 million. We also entered into a separate project management agreement for the Taralga Project, but this was terminated in our 2015 fiscal year and we did not realize any management fee revenue in our 2016 fiscal year.

Other Factors Materially Affecting Our Businesses and Results of Operations

Although the trajectory and dynamics of each of our lines of business vary substantially from segment to segment as described above, our management believes that a few external forces will have a major, and generally positive, influence on all of our business segments other than Parmac.

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

Consequently, our management anticipates that the global trend of increasing demand for renewable energy developments, both large and small-scale, will continue for several years, stimulating strong growth and profit opportunities for downstream industry participants and companies such as ours providing services applicable to the large and growing base of renewable assets.

Government policies and mandates favoring energy efficiency and the use of renewable energy are further adding to near-term demand for renewable energy capacity in both developed and emerging markets.

Many government policies in place including those applicable to the largest markets we serve, such as Europe and the United States, call for increasing levels of renewable energy usage over time and impose mandates or incentives for purchases of renewable power even though such power may cost more than conventionally generated power. This pressure tends to add to the pace of renewable power adoption in specific countries, states and municipalities where the mandates apply. Favorable tax incentives in the USA, most notably the 30% federal investment tax credit (ITC) applicable to renewable energy projects are expected to create a bubble of growth in the 2017 - 2019 calendar years that should be favourable to us.

The complexity and inconsistency of the regulatory and legislative frameworks can create localized barriers to entry in some markets, which we anticipate may limiting competition or increasing pricing and margins in the near-term in markets such as the USA, where we have already established operations.

Pressure on government budgets and liquidity constraints are expected to serve as a partial offset to otherwise favorable growth trends for the renewable energy sector and will lead to volatility in some countries and regional markets.

As individual governments experience fiscal constraints that make direct subsidies impractical or are forced to adjust mandates because their constituents demand limits on premium payments for renewable energy, some of the demand for new renewable energy capacity will abate. This impact will fall unevenly across countries and regions as corrections are made to compensate for policies that were not sustainable or sound when implemented. Our management expects the effect of this trend will most greatly affect our business development initiatives and we have already seen supply-demand imbalances for services corrected in some of our served markets such as the UK.

The broad acceptance and implementation of renewable energy generation capacity globally has attracted new entrants in most markets and increased competitive pressures.

To date growth in competition has had the greatest adverse effect on capital-intensive equipment and component manufacturers with high fixed costs, e.g., manufacturers of PV solar panels and wind turbines, both of which have experienced reduced profitability and consolidation. We expect that the impact on downstream participants will be muted because of market fragmentation and the ability of smaller companies to adjust their business models. However, we expect to nevertheless be required to continuously improve service levels and efficiency and apply new technologies to create barriers to new entrants, attain profitability and grow market share across all of our energy-related business segments.

In addition, access to incremental capital is essential to the successful pursuit of our business strategies (see Item 3.D.- Risk Factors under the heading “Risks Related to our Financial Condition” and the information below under the heading “—Liquidity and Capital Resources”).

●	Obtaining significant penetration of our data management business in new geographic markets and in renewable sub-segments such as wind and small-scale hydro can only be funded in the near term from new capital infusions to the Company

●	Without the necessary additional working capital, which we estimate to be at least A$1.0 million and as much as $3.0 million if we are successful in securing larger megawatt-scale contract awards, our solar PV businesses cannot grow to management’s targeted revenue run-rate in our 2016 fiscal year and beyond.

●	The net working capital deficit and deferred creditor balances in some of our operating subsidiaries can only be relieved with an infusion of new debt or equity capital, or an exchange of indebtedness for equity or a compromise of creditor claims.

●	We cannot complete and integrate beneficial acquisitions, without supplementary liquidity such as that raised to fund the Draker Transaction.

Recent Acquisitions

We have developed our current business in part through several strategic acquisitions and we expect to pursue additional acquisitions in the future. Summary descriptions of the material acquisitions we completed during fiscal year 2014 through the date of this Report are as follows, but the terms described below are qualified in their entirety by the applicable acquisition documents included as Exhibits to our filings with the SEC:

Inaccess Transaction

The Company subscribed to €3.25 million of convertible preferred shares (‘Preferred Shares’) of Inaccess Holdings Ltd (‘IHL’) on July 7, 2016. IHL is a UK company that provides hardware and software systems for monitoring and controlling the performance of distributed renewable energy and telecom facilities worldwide. Our management believes that the Inaccess business is highly complementary to our own Monitoring and Data Analytics business. At the time of the Preferred Share subscription, the Preferred Shares were convertible into 20% of the IHL ordinary equity interests, although subsequent repurchases of its ordinary shares by IHL boosted this percentage to approximately 23%. The rights and designations of the Preferred Shares make such shares senior to other classes of IHL equity, provide for a preferential payout upon liquidation equal to the subscription price and entitle the holder thereof to a board seat.

Subject to a withdrawal right that expired on September 15, 2016 and that we elected not to exercise, we also entered into an agreement on July 7, 2016 to purchase all of the remaining equity of Inaccess that we do not own in two tranches scheduled to close in January and July 2017 (together with the IHL share subscription referred to as the Inaccess Transaction). We are therefore obligated to acquire the remaining shares at a price that would value 100% of the IHL equity in a range from €16.3 million to €20.0 million. Consideration will be made in a combination of ordinary shares of the Company and/or cash in ratios that are not determinable as of the date of this report on Form 20-F. The foregoing summary of terms of the Inaccess Transaction is qualified in its entirety by the subscription and share purchase agreements included as Exhibits hereto.

Draker Transaction

On September 16, 2015, we acquired, through a newly formed U.S. subsidiary, the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the transaction, referred to as the Draker Transaction, our acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the “Draker” name. With the exception of the Seller’s secured indebtedness to the VEDA amounting to approximately US$0.2 million, Draker Corporation did not assume Seller’s liabilities. As a result of the Draker Transaction, we are supplying monitoring services to Seller’s customers while we negotiate and document continuing service agreements at more than 2,000 sites in the Americas, Japan and Europe. Cash consideration paid to Sellers, including interim operating loans that were not recoverable, totalled approximately US$2.4 million.

BlueNRGY LLC

On January 27, 2015 we acquired 100% of the equity interests of BlueNRGY LLC, a U.S. company specializing in managing data related to geographically distributed energy generation systems and providing related operations and maintenance, or O&M, services. At the time of its acquisition, BlueNRGY LLC was serving customers in Europe and Asia. Subsequently we have expanded the scope of its operations to include customers with U.S. and Australia and fully integrated its technology and operations into that of Draker Corporation. Consideration paid to the BlueNRGY LLC shareholders and shares issued to key executives and Directors of the Group as part of the transaction comprised solely our ordinary shares. Based on the issuance of our ordinary shares to investors in a contemporaneous private placement at US$3.03 per share (after giving effect to the 1-for-80 share consolidation that we implemented in December 2015), the value of our shares issued to the BlueNRGY LLC shareholders was US$5.8 million.

Green Earth Developers LLC (GED)

On July 1, 2014 we acquired Green Earth Developers LLC, a solar and electrical EPC contractor in the Southeastern U.S. that has bolstered our ability to capitalize on commercial project opportunities in the U.S. market. GED had a track record of successfully completing projects of 1MW – 5MW in size. The purchase price was USD$1,500,000 cash, $500,000 of which was deferred, plus restricted shares in BlueNRGY valued at US$1.675 million at the time of the transaction. Of the deferred cash component of the purchase price, $100,000 was paid in cash and the remainder was exchanged for our ordinary shares at an exchange price of US$3.03 per share (after giving effect to the 1-for-80 share consolidation that we implemented in December 2015) following the effectiveness of the Reorganization Plans in January 2015.

Results of Operations

Fiscal Year Ended June 30, 2016 Compared to Fiscal Year Ended June 30, 2015 —Consolidated Results

	Year ended	Year ended
Amounts in A$(000) except as noted	June 30, 2016	June 30, 2015

Revenues from continuing operations	32,082	16,866

Operating Expenses
Cost of raw materials, consumables used, and contractors	(23,905)	(8,525)
Employee benefit expenses	(12,025)	(11,390)
Compliance and consultants	(1,280)	(2,111)
Insurance	(516)	457
Occupancy expenses	(627)	(651)
Travel costs	(598)	(639)
Bad and doubtful debts	(19)	(829)
Other expenses	(1,088)	1,084
Amortisation and depreciation	(527)	(486)
Sub-total - operating costs	(40,585)	(26,172)

Other income	50	1,801
Net finance income/(costs)	(822)	85
Impairments	—	(6,217)
Loss from continuing operations before income tax	(9,275)	(13,637)
Income tax benefit/(expense)	—	—
Net profit/(loss) for the period	(9,275)	(13,637)
Net profit from discontinued operations	—	19,341
Net (Loss) / Profit for the period	(9,275)	5,704

Other comprehensive income	(35)	(376)

Total comprehensive profit/(loss) for the period	(9,310)	5,328

Operating revenue

Total operating revenues from continuing operations increased from A$16.9 million for the year ended June 30, 2015 to A$32.1 million for the year ended June 30, 2016. The revenues increases were mainly attributable to the acquisition of Draker and an increase in revenue for GED.

Amounts in A$(000) except as noted	Year ended June 30, 2016	Year ended June 30, 2015

Monitoring & Performance Analytics*	2,599	167
Solar PV Design & Installation (Solar PV)	17,270	3,062
Energy Efficiency / Climate Control Solutions (Parmac)	12,177	12,242
Large scale wind	—	1,294
RAPS	36	101
Total reported revenue	32,082	16,866

* Includes O&M Services

Monitoring & Performance Analytics revenue increased from A$0.2 million for the year ended June 30, 2015 to A$2.6 million for the year ended June 30, 2016, following the Draker Transaction in September 2015.

Solar PV revenue increased by 464% from A$3.1 million for the year ended June 30, 2015 to A$17.3 million for the year ended June 30, 2016, due to the performance of large scale EPC contracts performed in the USA by our GED subsidiary. In May 2015, GED commenced the design and construction of part of its contracted backlog resulting in the recognition of revenue for these projects in line with the percentage completed through the year ended June 30, 2016. The installation of these projects was largely completed by June 30, 2016.

Parmac revenue remained consistent at A$12.2 million for both years ended 30 June 2016 and 2015. Around 80% of Parmac’s revenue is derived from its contracting business with the 20% balance from its services division. This ratio also remained consistent between the 2015 and 2016 fiscal years. RAPS revenue decreased by A$0.1m from 2015 to 2016 primarily as a result of an ongoing contractual dispute regarding the Chatham Island wind project triggered by the 2015 VA process.

Revenue from our Large-scale Wind segment recognized during our fiscal year 2015 was from the provision of project management services to the now-competed Taralga wind project. In conjunction with our Reorganization Plans the project management agreement was terminated in January 2015, we withdrew from the development and construction of wind projects and, accordingly, we did not generate any revenue for these services during our 2016 fiscal year.

Operating costs

For the year ended June 30, 2016 and 2015, respectively, total operating costs including the cost of raw materials, consumables and contractors are presented in the table below for our various business segments:

Amounts in A$(000) except as noted	Year ended June 30, 2016	Year ended June 30, 2015

Monitoring & Performance Analytics *	6,752	891
Solar PV Design & Installation (Solar PV)	17,775	7,535
Energy Efficiency / Climate Control Technology Solutions (Parmac)	12,990	12,419
Large scale wind	—	709
RAPS	222	(123)
Corporate	2,846	4,741
Consolidated	40,585	26,172

* Includes O&M Services

Monitoring & Performance Analytics operating costs increased from A$0.9 million for the year ended June 30, 2015 to A$6.8 million for the year ended June 30, 2016, following the Draker Transaction in September 2015. We estimate that A$2.0 of these costs were related to re-establishing the Draker monitoring system within the market place including system development and stabilization and servicing the existing Draker customer base the period prior to renewal of their subscriptions.

The 136% increase in Solar PV operating costs from A$7.5 million for the year ended June 30, 2015 to A$17.8 million for the year ended June 30, 2016 is due to the increase in revenues in the same time frame. The rate of cost increase from our 2015 to 2016 fiscal years (136%) was disproportionate to the revenue increase in that timeframe (464%) as a result of improved utilization of the core base of personnel in the division, coupled with targeted operating cost reductions.

Parmac operating costs were A$13.0 million for the year ended June 30, 2016 as compared to A$12.4 million for the year ended June 30, 2015. The 5% increase in operating costs for Parmac was as a result of gross margin deterioration in Parmac’s contracting division for a period of time during the 2016 fiscal year driven by increased competition in the Melbourne construction market. These market pressures appear to have started to ease in the quarter ended 30 June 2016. RAPS operating costs in fiscal year 2015 were fully offset by an unrealized foreign currency gain of A$0.2 million on liabilities of the segment. There was no such offset in the 2016 fiscal year and the costs largely represent depreciation charges on the wind turbines.

No costs were incurred in our large-scale wind division in the 2016 fiscal year as following withdrawal from this business pursuant to our Reorganization Plans.

Changes in the categories of operating expenditure are discussed in more detail below.

The cost of raw materials, consumables and contractors used increased from A$8.5 million for the year ended June 30, 2015 to A$23.9 million for the year ended June 30, 2016 as a result of the increase in revenue levels between the two periods. The percentage increase in this category of expense for the fiscal year ended June 30, 2016 as compared with the year ended June 30, 2015 was 180%, which exceeds the increase in revenue of 90% in that period which reflects the fact that revenue growth was largely from the sale of equipment in our projects-based businesses.

Employee compensation and benefit expense has increased by 6% from A$11.4 million for the year ended June 30, 2015 to A$12.0 million for the year ended June 30, 2016, primarily due to personnel increases associated with the Draker Transaction in September 2015. These increases were to some level offset by a reduction in headcount in our Solar PV division during the 2016 fiscal year.

Total compliance and consultant’s expense decreased by 39% from A$2.1 million for the year ended June 30, 2015 to A$1.3 million for the year ended June 30, 2016. The most significant contributor to the cost reductions were lower professional fees in relation to capital raising activities, compliance and auditor fees. The 2016 fiscal year expense includes $0.4 million of fees associated with the acquisition of the Inaccess Group of companies which concluded in July 2016.

Insurance costs increased by 12% to $0.5 million for the year ended June 30, 2016 as a result of additional insurances required for the Draker business and annual price increases across the other group premiums.

Occupancy expenses decreased by 4% from A$0.7 million for the year ended June 30, 2015 to A$0.6 million for the year ended June 30, 2016 as a result of the renegotiation of lease terms on some of our office spaces and the termination of our GED office lease. These savings were partly offset by increased costs following the assumption of the Draker office lease in September 2015.

Travel costs reduced by 6% to A$0.6 million as the level of expenditure for senior operational executives to travel to the United Kingdom and United States of America to oversee our businesses there was reduced.

Our expense for impairment of receivables and bad debts expense was negligible for the year ended June 30, 2016 compared to an expense of A$0.8 million for the same period in 2015. The 2015 expense resulted from a major customer of Parmac entering voluntary administration, difficulties in recovering some debts during the VA process and provisions against some debtors in GED, none of which were repeated in the 2016 fiscal year.

Total depreciation and amortization expense remained consistent at A$0.5 million per year between the 2015 and 2016 years as it relates to RAPS, Parmac and corporate assets which have remained largely unchanged between the two periods.

Other Income

We recognized negligible amounts of other income in the year ended June 30, 2016 from gains on asset disposals and negotiated creditor payment reductions as compared to A$1.9 million of other income in the year ended June 30, 2015. The other income in the year ended June 30, 2015 was attributable to gains from the extinguishment of debt from creditors and lenders as a result of the VA process.

Finance Costs

Finance costs comprise interest expenses and foreign exchange differences on loan balances. In the 2016 fiscal year net interest expense was A$0.7 million and foreign exchange losses A$0.1 million. We reported a gain in the finance costs category of A$0.1 million in 2015 resulting from foreign currency gains on borrowings of A$0.9 million which exceeded interest charges of A$0.8 million. Net interest expense reduced between the 2015 and 2016 fiscal years as a result of the extinguishment of borrowings following the VA process in 2015.

Impairments

No impairment charge was recognised in the 2016 fiscal year. The impairment loss in the 2015 fiscal year of A$6.2 million was due to an impairment charge of that amount relating to the goodwill carrying value of our Solar CGU.

Income taxes

No income tax expense was recorded for the years ended June 30, 2016 and 2015.

Fiscal Year Ended June 30, 2015 Compared to Fiscal Year Ended June 30, 2014 —Consolidated Results

Amounts in A$(000) except as noted	Year Ended June 30,
	2015	2014
Revenues from continuing operations	16,866	13,732
Operating Expenses
Cost of raw materials, consumables and contractors	(8,525)	(6,092)
Employee compensation and benefit expenses	(11,390)	(9,323)
Compliance & consultants	(2,111)	(3,515)
Travel costs	(639)	(751)
Occupancy expenses	(651)	(559)
Provision for impairment of receivables and bad debts written off	(829)	(25)
Other expenses	(1,541)	(2,901)
Depreciation and amortization expenses	(486)	(420)
Sub-total - operating costs	(26,172)	(22,586)
Other income	1,801	1,718
Finance costs	85	(4,051)
Impairments	(6,217)	(10,019)
(Loss) / Profit before income tax	(13,637)	(22,206)
Income tax (expense) / benefit	—	—
Net (Loss)/profit from continuing operations	(13,637)	(22,206)
Net profit / (loss) from discontinued operations	19,341	(3,224)
Net (Loss) / Profit for the period	5,704	(25,430)
Other comprehensive income	(376)	(868)
Total comprehensive income/(loss)	5,328	(26,298)

Operating revenue

Total operating revenues from continuing operations increased from A$13.7 million for the year ended June 30, 2014 to A$16.9 million for the year ended June 30, 2015. The revenues increases were mainly attributable to the acquisition of GED and an increase in revenue for Parmac.

	Revenue for Year Ended June 30,
Amounts in A$(000) except as noted	2015	2014
Monitoring & Performance Analytics	167	—
Solar PV Design & Installation (Solar PV)	3,062	1,924
Energy Efficiency / Climate Control Technology Solutions (Parmac)	12,242	10,188
Large-scale Wind	1,294	1,292
RAPS	101	328
Total reported revenue	16,866	13,732

The Monitoring & Performance Analytics business was acquired in January 2015 when it was in its early stages of commercialization so it did not contribute significantly to revenues in 2015 and there are no comparative revenues for 2014.

Solar PV revenue increased by 59% from A$1.9 million for the year ended June 30, 2014 to A$3.1 million for the year ended June 30, 2015, due to the revenue contribution of A$0.9 million from GED which was acquired in July 2014. In May 2015, GED commenced the design and construction of part of its contracted backlog resulting in the recognition of revenue for these projects in line with the percentage completed by June 30, 2015. The balance of the revenue was generated from the sale of small scale solar PV projects in our Australian and USA businesses.

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

Revenue from our Large-scale Wind segment recognized during our fiscal year 2014 and 2015 was from the provision of project management services to the Taralga project. The project management agreement was terminated in January 2015 and we discontinued this line of business pursuant to our Reorganization Plans.

Operating costs

For the year ended June 30, 2015 and 2014, respectively, total operating costs including the cost of raw materials, consumables and contractors are presented in the table below for our various business segments:

	Year Ended June 30,
Amounts in A$(000) except as noted	2015	2014
Monitoring & Performance Analytics	891	—
Solar PV Design & Installation (Solar PV)	7,535	3,221
Large-scale Wind	709	585
Energy Efficiency / Climate Control (Parmac)Technology Solutions	12,419	11,025
RAPS	(123)	90
Corporate	4,741	7,665
Total reported operating costs	26,172	22,586

The Monitoring & Performance Analytics business was acquired in January 2015 so there are no comparative operating costs for 2014.

The 134% increase in solar PV operating costs from A$3.2 million for the year ended June 30, 2014 to A$7.5 million for the year ended June 30, 2015 is due to the costs of GED for a twelve-month period in fiscal year 2015 and other costs incurred in establishing further solar operations within the USA outside of GED. The increase in costs is disproportionate to the increase in solar PV revenues in the same time frame due to the interruption to sales and marketing activity during the VA process. A core base of personnel was maintained over this period in order to enable the re-establishment of operations upon conclusion of the VA process.

Parmac operating costs were A$12.4 million for the year ended June 30, 2015 as compared to A$11.0 million for the year ended June 30, 2014. The 13% increase in operating costs for Parmac was less than the 20% increase in revenue reflecting the margin improvements being realized from our change in customer focus to smaller retro-fit projects and service clients.

Large-scale wind operating costs increased by A$0.1 million to A$0.7 million for fiscal year 2015 as compared with A$0.6 million for fiscal year 2014 due to hiring additional resources to fulfil our obligations under the project management agreement for the Taralga project.

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

Employee compensation and benefit expense has increased by 22% from A$9.3 million for the year ended June 30, 2014 to A$11.4 million for the year ended June 30, 2015 through the acquisition of GED and BlueNRGY LLC. These increases were to some level offset by a reduction in headcount across many of our continuing operations during the VA process.

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

Application of Critical Accounting Policies, Estimates and Judgments

Our accounting policies form the basis for preparation of our financial statements and our financial statements in turn are an essential factor in understanding our operations. Our accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are fully described in the notes to our audited financial statements as of and for the three years ended June 30, 2014, 2015 and 2016. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of the Commonwealth of Australia.

Critical accounting policies

Critical accounting policies that reflect our industry and activity specific accounting treatments used in preparing our financial statements as of and for the fiscal years ended June 30, 2014, 2015 and 2016 or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during such fiscal years.

(a) Basis of preparation - going concern

The consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. As further discussed below in “—Liquidity and Capital Resources,” we have net operating cash outflows of A$7.8 million for the year ended June 30, 2016. We remain dependent upon receiving continuing support from existing lenders, raising additional funds in new financings, and monetizing long-term assets to fund the business and to continue as a going concern.

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

(iii) Project development revenue

Revenue from large-scale solar projects that we undertake as principal is recognized when the project is commissioned and rents or revenues from the power sales are received, or if control of the project is sold to a third party, when the risks and rewards of ownership have been transferred. The timing and amount of revenue recognized depends on the specifics of each such project and the arrangements that we have with our customers.

Costs incurred for project development are expensed in the period in which incurred unless we determine that it is probable the project will be completed and generate future economic benefit equal to or in excess of such costs and that can be measured reliably in which case the costs are recorded in inventory until a development fee is recognized.

(iv) Subscription revenue

Revenue from the sale of subscriptions to our data analysis and monitoring software products is recognised over the life of the contract in line with when the significant risk and rewards of ownership have been transferred to the customer, recovery of the consideration is probable and the amount of revenue can be measured reliably. The timing of the transfer of risks and rewards varies depending on the individual terms of the subscription agreement.

(c) Work-in-progress

Project work in progress includes both work in progress on construction contracts, such as those performed for customers of our large-scale solar and air conditioning systems customers and projects in progress in which we are a principal such as certain large-scale solar projects.

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

(a) Recovery of deferred tax assets

Deferred tax assets are not recognized for deductible temporary differences as management does not consider that it is probable that future taxable profits will be available to utilize those temporary differences.

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

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future sales, operating costs, capital expenditure and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement. Should operating performance and prospects improve in the future, then deferred tax assets may be recognized in future on prior year operating losses. As of June 30, 2016, we had A$19.4 million of derecognized deferred tax assets and A$16.6 million at June 30, 2015.

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

(c) Impairment of goodwill and other intangibles other than Patents

We determine whether goodwill and other intangibles other than patents are impaired at least on an annual basis (as of June 30, the end of our fiscal year) and when circumstances indicate the carrying value may be impaired. The Group’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations that use a discounted cash flow model using assumptions believed by management to be reasonable. These valuations would not reflect unanticipated events and circumstances that may occur. However, as detailed in the notes to our statements under the heading “Goodwill Impairment” (see Note 15 to our audited financial statements included elsewhere in this Report) indicators of potential impairment exist and there can be no assurance that we will avoid a downward revision in the carrying value of goodwill in the future and any such revision in value will also result in the recording of a charge in the Statement of Comprehensive Income.

5.B.             Liquidity and Capital Resources

Analysis of financial condition, liquidity and capital resources

The following table presents a comparison of our cash flows and beginning and ending cash balances during the fiscal years ended June 30, 2016, 2015 and 2014 as reflected in our audited financial statements presented elsewhere in this document.

	Year Ended June 30,
Amounts in A$(000) except as noted	2016	2015	2014

Net cash flows used in operating activities	(7,842)	(5,551)	(20,163)
Net cash flows used in investing activities	(2,957)	(1,963)	1,305
Net cash flows from financing activities	10,602	6,615	19,770
Net (decrease) / increase in cash and cash equivalents	(197)	(899)	912
Cash and cash equivalents at beginning of period	482	1,381	469
Cash and cash equivalents at end of period	285	482	1,381

At June 30, 2016 our cash and cash equivalents had decreased to A$0.3 million from A$0.5 million at June 30, 2015 primarily as a result of the application to operating and investing activities of funds raised from the issuance of ordinary shares and subsidiary preference shares in the year ended June 30, 2016. During each of the last three fiscal years ended June 30, 2016, 2015 and 2014 and subsequently through the date of this Report, our liquidity has been generated primarily from borrowings and sales of equity securities. Of the cumulative funding from financing activities of A$36.9 million during fiscal years 2016, 2015 and 2014, A$4.9 million was used to fund our acquisition in July 2014 of GED and the acquisition of the assets of Draker, Inc. and Draker Laboratories, Inc. in September 2015 with the remainder used to fund cumulative losses from operations.

During fiscal year 2016 we negotiated extensions to the maturity dates of US$5.6 million and A$0.8 million of borrowings which have been classified as non-current liabilities at June 30, 2016. Additionally, US$2.2 million of Subsidiary Preferred Shares which were classified as liabilities at June 30, 2015 were renegotiated and are classified as equity at June 30, 2016. In July 2016 we received A$6.6 million of funds from the issue of subsidiary preferred shares, of which A$5.2 million was used to fund the investment in Inaccess (see Item 4.A “Recent Acquisitions”) and associated transaction costs. The balance was used for working capital. At June 30, 2016 our current assets exceeded our current liabilities by A$3.4 million, however, A$4.8 million of assets classified as current at June 30, 2016 were invested in non-current financial assets subsequent to the fiscal year end.

At the end of our 2014 fiscal year and in the first quarter of our 2015 fiscal year our cash availability and liquidity remained too low to sustain our operating outflows and continuance as a going concern, as further discussed below. Our liquidity deficiencies were exacerbated by our acquisition in July 2014 of GED to which we allocated US$1.5 million for purposes of consummating the transaction and addressing GED’s working capital deficit within 60 days following the June 2014 offering in which we raised A$7.7 million from the issuance of 1,810,000 of our ordinary shares at an issue price of US$4.00 per share (equivalent to A$4.25 per share), before giving effect to any share price adjustment from the 1-for-80 share consolidation that we effected in December 2016 (22,625 ordinary shares at a price of US$32.00 per share after giving effect to the consolidation). In June 2014, we were successful in negotiating exchange agreements with convertible note holders to exchange notes with a face value of A$7.8 million into ordinary share capital, but this was insufficient to overcome our working capital deficit. We classified the remaining indebtedness we had incurred during the two prior fiscal years and which was not converted into equity prior to June 30, 2014 became current liabilities as of June 30, 2014 as a result of default events that occurred with respect to bonds issued by our subsidiaries and the acceleration of other obligations. Consequently, we had a working capital deficit on June 30, 2014 of A$30.5 million, payments to many trade creditors were substantially deferred, liquidity was severely constrained and we were unable to continue as a going concern without voluntarily placing the Company and three of our subsidiaries into Administration. We restructured our operations under VA and emerged with limited indebtedness on January 27, 2015.

Despite having reduced our liabilities through the Reorganization Plans, we have sustained losses and made acquisitions since our emergence from VA and our liquidity has again been depleted. Our ability to continue as a going concern and to achieve our business objectives over the next 12 months depends on our ability to accomplish some or all of the following:

●	Attain profitability: Few of our subsidiaries are contributing cash flow to cover corporate costs and we are not operating profitably overall. However, we are continually reviewing costs structures in our operating subsidiaries and making the appropriate changes to maximise cash flow and profitability. New business opportunities are carefully assessed with a view to ensuring their potential to contribute to profits without undue consumption of working capital. Specifically, during the financial year ended June 30, 2016 the number of employees in the Solar PV business units and corporate units has been reduced to lower costs and better match the current scope of Group activities. In addition, the Company has completed corporate acquisitions which gives the Group a platform to achieve profitability in its Monitoring & Performance Analytics business within the next 12 months.

●	Raise new debt and/or equity capital: : During the twelve months ended June 30, 2016 we have been successful in raising funds through the issuance of ordinary shares and subsidiary preference shares under Share Purchase Agreements. A total of US$2.0 million (A$2.8 million) of cash has been raised from the issuance of 660,507 ordinary shares at US$3.028 per share. Additionally, a further US$0.4 million (A$0.6 million) of liabilities for fees and salaries due to executives of the company were extinguished through the issuance of 144,125 ordinary shares in the company. Subsidiary preference shares convertible into our ordinary shares with a face value of US$6.5 million (A$8.8 million) were issued during 2016 fiscal year (although payment was received in July 2016 during the 2017 fiscal year) to fund the Draker asset acquisition and our investment in the IHL (Inaccess) (refer to Item 4.A “Recent Acquisitions”). Proceeds from borrowing during the financial year ended June 30, 2016 across the group were A$5,832,000. The lenders of over 90% of the Group’s borrowings are either affiliates of members of our Board of Directors or our significant shareholders and our Directors expect that their financial support will continue to be provided.

Our management and Board have determined that there is a risk that our funding requirements may not be successfully met through the foregoing initiatives and that some of our initiatives may not be successful. However, as previously mentioned, we have achieved significant operating and financing objectives and our management and board believe that we have a reasonable prospect of achieving others; consequently, we have no intention to liquidate or cease trading or to cause any of our material subsidiaries to do so

Operating activities

As shown in the table below the cumulative utilization of cash over the last three fiscal years has been A$33.5 million.

	Year Ended June 30,
Amounts in A$(000) except as noted	2016	2015	2014

Cash flow from operating activities
Receipts from customers (inclusive of GST)	31,056	16,863	20,680
Payments to suppliers and employees (inclusive of GST)	(38,834)	(21,974)	(39,493)
Finance costs	(64)	(449)	(1,350)
Interest received	—	9	—
Net cash flows used in operating activities	(7,842)	(5,551)	(20,163)

For the year ended June 30, 2016, net cash used in operating activities was A$7.8 million as compared with an outflow of A$5.6 million for the year ended June 30, 2015. The excess of disbursements to suppliers and employees over receipts in the year ended June 30, 2016 was A$7.8 million and was largely driven by funding of ongoing operating losses, mostly related to investments in our Monitoring and Performance Analytics business that we are unable to capitalize under applicable accounting rules.

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

Investing activities

In the latest two out of the last three fiscal years, we have expended funds in acquiring businesses as part of our growth strategy as detailed in the table below.

	Year Ended June 30,
Amounts in A$(000) except as noted	2016	2015	2014

Cash flow from investing activities
Proceeds from sale of property, plant and equipment	43	—	188
Purchase of property, plant and equipment	(25)	(252)	(672)
Cash forfeited during reorganisation	—	(362)	—
Proceeds from sale of investments	—	—	1,789
Payment for the purchase of controlled entities, net of cash acquired	(2,975)	(1,349)	—
Net cash flows used in investing activities	(2,957)	(1,963)	1,305

Net cash used in investing activities was A$3.0 million for the year ended June 30, 2016, as opposed to A$2.0 million cash used in investing activities for the year ended June 30, 2015. Payment for the purchase of controlled entities, net of cash acquired of A$3.0 million in the year ended June 30, 2016 which related to the purchase of the Draker assets. Net investing outflows for the year ended June 30, 2015 was utilized for the payment for the purchase of controlled entities, net of cash acquired of A$1.3 million related to the purchase of GED and cash of A$0.4 million held at the time of entering VA was forfeited. For the year ended June 30, 2014, A$1.8 million was received following the sale of CapTech and net investments of A$0.7 million were made for purchases of plant, property and equipment predominantly for the construction of solar generating assets owned by one of our UK subsidiaries.

Financing activities

As shown in the table below, we generated the cash used in operating and investment activities during fiscal years 2016, 2015 and 2014, with net contributions from financing activities during those years Over the three-year period ended in June 2016 we generated A$36.9 million cumulatively from financing activities:

	Year Ended June 30,
Amounts in A$(000) except as noted	2016	2015	2014

Cash flow from financing activities
Proceeds from ordinary share issues	2,759	4,521	7,706
Proceeds from preference share issues	2,122	—	—
Proceeds from issue of convertible notes	—	—	1,013
Convertible note and share issue costs	—	—	(1,320)
Proceeds from borrowings	5,832	2,171	16,282
Repayment of borrowings	(24)	—	(3,699)
Payment of finance lease liabilities	(87)	(77)	(212)
Net cash flows from financing activities	10,602	6,615	19,770

For the year ended June 30, 2016, net cash inflows from our financing activities was A$10.6 million as compared with net cash inflows from our financing activities of A$6.6 million for the year ended June 30, 2015. In the year ended June 30, 2016 we raised $4.9 million from the issuance of ordinary and preference shares and our parent company and operating subsidiaries borrowed A$5.8 million as follows: Parmac (A$2.0 million), Draker (A$2.0 million) and BlueNRGY Group Limited (A$1.8 million). In the year ended June 30, 2015 we raised $4.5 million from the issuance of ordinary and preference shares and our parent company and operating subsidiaries borrowed A$2.2 million as follows: Parmac (A$0.7 million), GED (A$0.5 million) and BlueNRGY Group Limited (A$1.0 million). In the year ended June 30, 2014, A$14.1 million of borrowings were from the issuance of bonds in the United Kingdom by (our then-subsidiaries) Secured Energy Bonds Plc and Energy Bonds plc, A$2.1 million from a working capital loan facility and A$1.1 million from the issuance of secured notes at the Group level. During the year ended June 30, 2014 we repaid an inventory financing facility of A$0.5 million and A$1.7 million of secured notes, from the proceeds of the sale of our CapTech subsidiary, as well as A$1.5 million of our other non-equity linked loan balance. In June 2014 we raised A$7.7 million from the issuance of 1,810,000 of our ordinary shares at an issue price of US$4.00 per share (equivalent to A$4.25 per share), before giving effect to any share price adjustment from the 1-for-80 share consolidation that we effected in December 2016 (22,625 ordinary shares at a price of US$32.00 per share after giving effect to the consolidation). Issue costs of A$1.3 million were incurred in relation to this share issue for broker fees and other professional services incurred in connection with the offer.

Indebtedness

BlueNRGY Group Limited (parent company)

As a result of the Reorganization Plans, we emerged from VA in January 2015 with no outstanding debt at the level of our parent company. Subsequent to our emergence from VA we have obtained corporate debt financing of A$3.4 million from shareholders and affiliates of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”) and Item 8.B. under the heading “(b) Financing”. A$2.7 million of the debt is convertible into parent company Ordinary Shares at a price of US$3.028 per share. The debt at our parent company level all has a maturity date of October 30, 2017 and is classified as non-current liabilities in the Statement of Financial Position. Interest is charged at rates ranging from 6.0% - 15.0% per annum on the outstanding balances until the loans are repaid. As further described below, as of October 20, 2016, three of our subsidiaries, Parmac, GED and BlueNRGY LLC have obligations that are non-recourse to our Parent Company under separate secured credit facilities or deferred payment plans with trade creditors or both and, in the case of Parmac, finance leases undertaken for the purchase of motor vehicles, equipment and machinery as further described below.

Parmac

Working Capital Facility - secured: In April 2015 one of our subsidiaries, Parmac, secured a line of credit with an affiliate of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”), for up to US$0.5 million, referred to as the Second Parmac Liquidity Facility, against which Parmac has drawn the maximum amount of funds available to meet its working capital needs. The Second Parmac Liquidity Facility has a maturity date of October 30, 2017 and we have an obligation, that we intend to honor in due course to secure this facility with a second lien on all of the assets of Parmac except statutory liens and liens under finance leases, Interest is charged at 24.0% per annum on the outstanding balance until the loan is repaid.

Working Capital Facility - unsecured: In March 2016 one of our subsidiaries, Parmac, secured a line of credit with an affiliate of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”), for up to US$1.5 million, referred to as the Parmac Liquidity Facility, against which Parmac has drawn the maximum amount of funds available to meet its working capital needs. The unsecured Liquidity Facility has a maturity date of October 30, 2017. Interest is charged at 10.0% per annum on the outstanding balance until the loan is repaid. The foregoing summary of the Parmac Liquidity Facility is qualified in its entirety by the terms of the Facility, a copy of which is filed as an Exhibit hereto.

Deferred Trade Obligations (unsecured): As of October 20, 2016, Parmac had outstanding A$0.2 million of significantly overdue trade accounts payable. These deferred payables are being paid down on an informal deferred payment arrangement. Our direct trade creditors with deferred payment balances are cooperating to defer payments until we can arrange other financing or generate sufficient operating cash flows to pay the outstanding balances. However, there is no assurance that their cooperation will continue and we could be faced, without notice, with immediate payment obligations that we cannot meet. In aggregate, Parmac maintained a positive working capital balance as of October 20, 2016 after giving effect to the Parmac Liquidity Facility.

Finance Leases (secured): We have obligations under various financing leases for equipment and motor vehicles aggregating A$0.2 million as of October 20 2016. The lessors have a perfected senior security interest in the equipment or vehicles covered by the leases. The terms of the leases vary, with the longest scheduled to be retired in approximately 3 years. Required payments under our financing leases are generally monthly or quarterly. We recognize these financing lease obligations as debt on our balance sheet. As of June 30, 2016 A$0.1 million of the financing leases were recorded as current obligations and the remaining A$0.1 million finance lease balance was classified as non-current.

Redeemable Preference Shares (unsecured): On effectiveness of the Reorganization Plans, Parmac issued 2,200,000 US$1.00 non-voting, redeemable preference shares (“RPS”). The Parmac RPS are convertible into our parent company Ordinary Shares in whole or in part at any time after June 30, 2015 at a price of US$3.028 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company. During our 2016 fiscal year, we negotiated an amendment to the terms of the RPS whereby the following rights attached to the RPS were removed: the right to receive an annual dividend of 4% per annum payable on December 31 each year; the right of the holder of the RPS to, at its discretion, force redemption through the sale of Parmac if the RPS have not been converted or redeemed by December 31, 2017. The RPS were classified as a liability on the Statement of Financial Position at June 30, 2015 on the basis that there could be an obligation for Parmac to deliver either cash or another financial asset to the holder at some point in the future. At June 30, 2016 the RPS, following the amendment to their terms, have been reclassified to equity in the Statement of Financial Position as there is clearly no longer an obligation for Parmac to deliver either cash or another financial asset to the holder at any point in the future. The face value of the Parmac RPS at October 20, 2016 is US$2,200,000.

GED

Working Capital Facility (secured): In November 2014 Washington H. Soul Pattinson & Co. Ltd. (WHSP) extended to one of our subsidiaries – Green Earth Developers LLC (GED) a secured line of credit for up to US$0.36 million, referred to as the GED Liquidity Facility, against which we drew funds to fund operations and working capital for GED during the VA process. As of June 30, 2016, the Company had drawn the maximum amount available under the GED Liquidity Facility. The Liquidity Facility is repayable within 10 days of a repayment demand. No demand for repayment has been made at the date of this report. The interest rate applicable to funds drawn under the Liquidity Facility is 6.00 percent per annum calculated on any drawn amounts. The GED Liquidity Facility is secured by a first lien on the assets of GED.

Deferred Trade Obligations (unsecured): As of September 14, 2016, our GED subsidiary had past due balances with a number of large trade creditors who were collectively owed US$0.3 million. We entered into deferred payment arrangements, referred to as Payment Plan Agreements, with these trade creditors whereby GED committed to make periodic payments to these creditors to satisfy the indebtedness. Interest ranging between 0% and 4% per annum is payable on the Payment Plan Agreements. As of October 20, 2016 the Payment Plan Agreements balance had been reduced to US$0.3 million but GED was behind in meeting the periodic payment obligations thereunder and has not been able to resume payments. Consequently, some creditors have been granted judgments for the past-due payment plan amounts but are forbearing on collection actions. There can be no assurance that the affected creditors will continue to forbear in the collections of amounts owed by GED.

BlueNRGY LLC

Deferred Trade Obligations (unsecured): As of October 20, 2016, our BlueNRGY LLC subsidiary had past due balances with a number of trade creditors who were collectively owed US$0.3 million. We have entered into deferred payment arrangements with a number of these creditors and are in discussions with the largest creditor to settle the balance owing through the issuance of our shares.

Chatham Island Wind Limited (CIWL)

Redeemable Preference Shares (unsecured): On execution of the Reorganization Plans, CIWL issued 1,400,000 RPS. The RPS are convertible in into parent company Ordinary Shares whole or in part at any time after June 30, 2015 at a price of US$3.028 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company; provided however, if the CIWL contract with CIEL is terminated, the CIWL RPS cannot be converted. The CIWL RPS receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. RPS are redeemable by CIWL, in whole or in part, at our sole election. The holder of the RPS may, at its discretion, force redemption through the sale of CIWL if the RPS have not been converted or redeemed by December 31, 2017. The RPS are classified as a liability on the Statement of Financial Position as there could exist an obligation for CIWL to deliver either cash or another financial asset to the holder at some point in the future. The face value of the CIWL RPS at October 20, 2016 is US$1,200,000.

Draker Corp

Term loan – secured: As part of the Draker Transaction (refer Item 4.A under the heading “Recent Acquisitions”) we assumed the Seller’s secured indebtedness to the Vermont Economic Development Authority (“VEDA”) amounting to approximately US$0.2 million. The Term Loan is secured by all the assets of Draker. Interest is payable on this loan at 2% per annum. The loan amortizes on a straight line basis and matures on November 7, 2018. An amount of A$77,000 (US$58,000) is classified as a current liability with the balance of A$100,000 (US$73,000) classified as a non-current liability on the Statement of Financial Position.

Working Capital Facility - unsecured: In March 2016 Draker, secured a line of credit with an affiliate of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”), for up to US$1.5 million, referred to as the Draker Liquidity Facility, against which Draker has drawn the maximum amount of funds available to meet its working capital needs. The unsecured Liquidity Facility has a maturity date of October 30, 2017. Interest is charged at 10.0% per annum on the outstanding balance until the loan is repaid. We have an obligation, that we intend to honor in due course, to secure this facility with a second lien on all of the assets of Draker except statutory liens and liens under finance leases. The foregoing summary of the Draker Liquidity Facility is qualified in its entirety by the terms of the Facility, a copy of which is filed as an Exhibit hereto.

5.C.             Research and Development

For our fiscal years 2014-2016 we did not conduct research and development.

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

5.F.              Tabular Disclosure of Contractual Obligations

As of September 30, 2016 our contractual, obligations, excluding trade creditors, were as set forth below:

	Payments Due By Period
(Amount in A$ 000)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Obligations under:
Operating leases	1,080	504	576	—	—
Financing leases	222	120	102	—	—
Borrowings and interest *	10,100	2,440	7,660	—	—
	11,402	3,064	8,338	—	—

* Excludes Redeemable Preference Shares as at September 15, 2016 there is no cash obligation associated with them.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.             Directors and Senior Management

The following table presents our directors, executive officers and key employees as of the date of this Report.

Name	Age	Position
Executive Officers
William Morro	62	Managing Director (the equivalent of an American company’s chief executive officer) and Director
Richard Pillinger	42	Chief Financial Officer and Secretary
Emmanuel Cotrel	35	Senior Vice President
Peter Maros	29	Senior Vice President
Non-Executive Directors
Carlo Botto	55
Yves-Regis Cotrel	63
Olivier Ferrari	55

Executive Officers

William Morro. Mr. Morro was appointed to our Board in February 2014 and has served continuously in that capacity since then except for a brief interruption during the VA process when the Administrator assumed all governance responsibilities. Mr. Morro was appointed our Managing Director and Chairman on February 9, 2015. Mr. Morro is also a Managing Partner of the InterAmerican Group, a U.S. investment and advisory firm focused primarily on middle-market businesses with cross-border operations in North America and/or Latin America. He also currently serves as a member of the board of directors of ESOL B.V. and certain of its affiliates (together “ESOL”) and on the boards of supervisors / directors of certain investee companies of ESOL, including two banks, JSC “Capital Bank” of Georgia and InterMarket Bank of Zambia. Mr. Morro also serves as Chairman of the Board of CNC Development Limited, a company with interests in the civil infrastructure sector in China, Prior to joining InterAmerican in 2001, Mr. Morro headed private equity business units for BMO Group and Heller Financial and was a Principal and shareholder of the international management consulting firm, Cresap, McCormick & Paget until shortly after its acquisition by Towers, Perrin. He holds an undergraduate degree from Dartmouth College and a Masters degree from the Kellogg Graduate School of Management at Northwestern University. Mr. Morro has three decades of senior executive and board experience with more than 20 companies, both public and private, in which he has been a direct investor.

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

Emmanuel Cotrel. Since January 27, 2015, Emmanuel Cotrel has been a Senior Vice President and responsible for strategy and corporate development as well as serving as the senior executive officer of BlueNRGY LLC, our Monitoring and Performance Analytics business until its operations were consolidated into those of Draker Corp. Mr. Cotrel founded BlueNRGY LLC in 2012 and prior to that he was a co-founder and principal of an investment fund, L14 FCP SIF, affiliated with the Edmond de Rothschild Bank; the fund targeted investments in or acquisition of renewable energy infrastructure projects across Europe, specifically wind and solar power generation systems. Before co-founding BlueNRGY and L14, Mr. Cotrel was a co-founder of SeaMobile, Inc. (USA), currently an industry leader in global maritime telecommunications where he was active in acquisitions and other development matters until 2006. Prior to his involvement with SeaMobile, Mr. Cotrel worked in the International Private Banking division at HSBC Private Bank in New York. He is an active member of the US-based Cotrel Spinal Research Foundation and the France-based Yves Cotrel Foundation affiliated with the Institut de France. Mr. Cotrel graduated from IMIP MBA Institute (INSEEC business school in Paris, France) in 2004.

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

Yves-Regis Cotrel. Yves-Regis Cotrel has been a non-executive member of the Board since January 27, 2015. He is the Founder and, until his retirement in 2008, was President of Group Quietude, a real estate investment and operations firm with properties in Europe. From 1976 through his retirement in 2000 to form Group Quietude, Mr. Cotrel held senior executive positions first with the Sofamor Group, a world leader in manufacturing devices, equipment and biomaterials used in the treatment of spinal and cranial disorders, and then with its successor companies through various business combinations. In this capacity he developed distribution networks in more than 20 countries in Europe, the Middle East and Asia. Successor businesses to Sofamor Group included the Sofamor-Danek Group, which was formed through business combination with Danek USA and then Medtronic (NYSE: MDT) which merged with Sofamor- Danek Group in 1999. Mr. Cotrel holds a MSc in Management from IAE Lille and a Bachelor of Law degree from L’Ecole de Notariat de Paris.

Olivier Ferrari. Olivier Ferrari has been a non-executive member of the Board since May 10, 2016. He has a wide variety of experience in asset, institutional, private, philanthropic and sustainable development management, and also in real estate and trusteeship. In 1990, he founded CONINCO Explorers in finance SA, of which he is currently the CEO, a company specialised in consulting services for institutional investors, asset valuation and responsible finance. He has set up several sustainable investment solutions including ONE CREATION, a cooperative company delivering comprehensive support to listed and non-listed companies active in the CleanTech industry, and the ONE Sustainable Fund-Global Environment, a global equity fund investing in listed companies with a positive impact on the environment.

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

Arrangements Concerning Election of Directors; Family Relationships

6.B.             Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in the fiscal year ended June 30, 2016.

	Short-term Benefits		Post-employment benefits	Value of Share-based Payments
Amounts in A$	Salary and Fees	Other	Superannuation	Shares	Options	Total
Carlo Botto - Non-Executive Director [1]	94,017	—	8,932	—	—	102,949
William Morro - Executive Chairman and Managing Director [1]	470,085	—	—	—	—	470,085
Yves-Regis Cotrel - Non-Executive Director [1]	94,017	—	—	—	—	94,017
Olivier Ferrari - Non-Executive Director [2]	15,670	—	—	—	—	15,670
John Donohue - Non-Executive Director [3]	—	—	—	—	—	—
Emmanuel Cotrel - Senior Vice President Monitoring and Data Analytics Business [1]	335,775	—	—	—	—	335,775
Richard Pillinger - Chief Financial Officer	250,000	—	23,750	—	—	273,750
Peter Maros - Senior Vice President & Managing Director of U.S. Renewable Solutions [4]	223,850	—	—	—	—	223,850
TOTAL	1,483,414	—	32,682	—	—	1,516,096

1 Salary amount includes accrued compensation that has been deferred and was not paid in our 2016 fiscal year.

2 Appointed May 10, 2016

3 Resigned July 31, 2015. Mr Donohue did not receive any directors’ fees for the period of his tenure.

4 Appointed September 1, 2015

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in the fiscal year ended June 30, 2015.

	Short-term Benefits		Post- employment Benefits	Value of Share- based Payments
Amounts in A$	Salary and Fees	Other	Superannuation	Shares	Options	Total

Gerard McGowan – CEO and Chairman (until November 14, 2015) (i)	275,013	—	—	—	—	275,013
Todd Barlow – Director (ii)	—	—	—	—	—	—
William Morro – Director; CEO from January 28, 2015 (iii)	189,999	—	—	—	—	189,999
Carlo Botto - Director (iv)	34,390	—	3,610	—	—	38,000
Luisa Ingargiola - Director (xi)	—	—	—	—	—	—
John Chapple - Director (v)	—	—	—	—	—	—
John Donohue - Director (vi)	—	—	—	—	—	—
Yves-Regis Cotrel - Director (vii)	38,000	—	—	—	—	38,000
Richard Pillinger - Chief Financial Officer	246,975	—	23,446	—	—	270,421
Emmanuel Cotrel - Senior Vice President - Data Analytics and Monitoring (viii)	147,878	—	—	—	—	147,878
Patrick Lennon - Senior Vice President, Wind and Off Grid Solutions (ix)	172,694	5,762	16,039	—	—	194,495
James Greer - CEO of International Operations (x)	114,035	—	—	—	—	114,035
Jeffrey Tischler - Chief Financial Officer (xii)	20,402	—	—	—	—	20,402
Donald Reed - CEO - Green Earth Developers	292,813	—	—	—	—	292,813
Total	1,532,199	5,762	43,095	—	—	1,581,056

i.	Voluntary leave of absence as of October 23, 2014, suspended as of November 14, 2015 and subsequently terminated as Managing Director by the Administrator; resigned as a director effective December 30, 2015.
ii.	Resigned effective July 18, 2014.
iii.	Stood down effective November 14, 2014 pursuant to the VA process; reinstated as a director effective January 27, 2015; appointed as Managing Director and Chairman of the Board effective February, 2015; salary amount includes accrued compensation that has been deferred and was not paid in our 2015 fiscal year.
iv.	Stood down effective November 14, 2015 pursuant to the VA process; reinstated as a director on January 27, 2015. Salary amount includes accrued compensation that has been deferred and was not paid in our 2015 fiscal year.
v.	Director February 2 to June 16, 2015. Mr. Chapple did not receive any Director fees for the period of his tenure.
vi.	Director January 27 to July 31, 2015. Mr. Donohue did not receive any Director fees for the period of his tenure.
vii.	Director since January 27, 2015. Salary amount includes accrued compensation that has been deferred and was not paid in our 2015 fiscal year.
viii.	Executive since January 27, 2015. Salary amount includes accrued compensation that has been deferred and was not paid in our 2015 fiscal year.
ix.	Terminated January 27, 2015.
x.	Terminated December 1, 2014.
xi.	Appointed August 5, 2014, resigned October 23, 2014. Ms. Ingargiola did not receive any Director fees for the period of her tenure.
xii.	Appointed October 4, 2014, resigned November 12, 2014.

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

The employment terms and conditions for our executives and directors have historically been formalized in contracts of employment or service contracts. This has not typically been the case subsequent to the effectiveness of our Reorganization Plans, however, we expect to put in place formalized agreements with our key managers following reconstitution of our Board Compensation Committee. In those cases, where employment agreements are applicable, termination payments are not payable upon resignation or under the circumstances of unsatisfactory performance.

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

Executive Employment Arrangements / Service Agreements

The following key executives have service agreements as follows:

William Morro is employed by BlueNRGY Group Limited as a permanent, full-time employee. Mr. Morro was appointed as Managing Director of the Company effective January 27, 2015 with a base salary of US$350,000 per annum. He has a notice period of 3 months. The contract provides for bonus payments of up to 100% of base compensation, subject to meeting targets set by the board.

Richard Pillinger is employed by BlueNRGY Group Limited as a permanent, full-time employee. Mr. Pillinger commenced his position with us in October 2011, with a base salary of A$272,500, inclusive of superannuation. He has a notice period of 3 months. The contract provides for a bonus upon meeting defined performance objectives mutually established by the executive and the Managing Director.

Emmanuel Cotrel is employed by BlueNRGY LLC as a permanent, full-time employee pursuant to an employment agreement that commenced June 14, 2014. Under his agreement, Mr. Cotrel is an at-will employee, however, if employment is terminated without cause, Mr. Cotrel would be entitled to six months of severance at his base salary. Base salary under the contract is US$250,000 subject to a 6-month severance, which severance is increased to 12 months if the employer requires compliance with non-compete provisions of the contract which extend for a 12-month period. The contract provides for bonus payments of up to 100% of base compensation, subject to meeting targets set by the board.

Peter Maros is employed by BlueNRGY Group Limited as a permanent, full-time employee pursuant to an employment agreement that commenced September 1, 2015. Under his agreement, Mr. Maros is an at-will employee. Base salary under the contract is US$200,000 The contract provides for bonus payments of up to 100% of base compensation, subject to meeting targets set by the board.

Employee Equity Plan

On May 8, 2014, the Board adopted the 2014 Equity Plan that will serve as our primary employee share incentive plan. We have reserved 400,000 ordinary shares for issuance under the 2014 Equity Plan. The number of ordinary shares reserved under the 2014 Equity Plan is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. Any other increase in the number of ordinary shares reserved under the 2014 Equity Plan must be approved by the Board and shareholders. If an outstanding award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if the ordinary shares acquired pursuant to an award that are subject to forfeiture are forfeited without cost by the company, the ordinary shares allocable to the terminated portion of such awards or such forfeited ordinary shares shall again be available for issuance under the 2014 Equity Plan.

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

Mr. Botto was an employee of the Company during 2013 and 2014 and, as a consequence, the Board deemed it necessary to make a determination about Mr. Botto’s independence. In doing so, the Board has assessed Mr. Botto’s relationship with the Company and determined him to be independent, having considered that:

●	Executive management in place during Mr. Botto’s tenure as an employee is no longer associated with the Company.

●	Much of Mr. Botto’s activity was related to the Company’s Wind Development business, which has been discontinued.

●	Mr. Botto’s role during 2013 and 2014 was not full time and was a functional one involving objective assessment of industry and competitive dynamics; he had no association with preparation of Company financial statements.

●	Historical and contractual ties between the Company and material vendors that originated during Mr. Botto’s executive tenure were terminated as a result of the VA.

●	Mr. Botto has no identifiable vested interests in Company affairs that would affect his independence.

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

6.D.             Employees

As of October 20, 2016, we employed approximately 88 employees world-wide being predominantly full-time, permanent employees. Our employees are supported from time-to-time by consultants and contractors, the number of which varies. The breakdown of employees at the end of each of our last three fiscal years and as of October 20, 2016 per division is:

	Number of employees
	as of June 30,			As of October 20,
Business Segment	2016	2015	2014	2016

Head office	5	6	11	5
Solar PV	6	15	26	6
Parmac	45	60	50	44
Monitoring & Performance Analytics *	35	5	—	32
Large-scale wind	—	1	5	—
CapTech	—	—	18	—
Total	91	87	110	88

* Includes O&M Services

Of our 88 employees as of October 20, 2016, 52 were located in Australia and 36 were in the United States. In addition, we engage specialist consultant and temporary personnel from time to time as required to meet the needs of our businesses.

We believe that our relations with employees are good and we have not experienced any significant labor stoppages or disputes. Except for approximately 25 employees of Parmac, our employees are not represented by labor unions or covered by collective bargaining agreements

6.E.              Share Ownership

Beneficial Ownership (including Executive Management and Directors

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

The following table presents certain information regarding the beneficial ownership of our ordinary shares as of October 20, 2016 by:

●	each person known by us to be the beneficial owner of more than five percent (5%) of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our current directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Shares
	Number	Percentage (2)
Washington H. Soul Pattinson & Company Limited (3)
ESOL B.V. (4)	1,028,674	17.27%
Alpha Capital Anstalt (5)	528,403	8.32%
	455,999	7.66%
Directors and Executive Officers
Mr. Carlo Botto (6)	19,691	0.33%
Mr. William Morro (7)	355,825	5.97%
Mr. Yves-Regis Cotrel (8)(9)	806,980	13.55%
Mr. Richard Pillinger	62,500	1.05%
Mr. Emmanuel Cotrel (8)	445,987	7.49%

Executive officer (as defined by Rule 3b-7 of the Securities and Exchange Act of 1934) and directors as a group (5 persons, including the executive officer and directors named above) (10)	1,559,133	26.18%

(1)	Unless otherwise indicated, the address for each of the shareholders is c/o BlueNRGY Group Limited, 32 Martin Place, 11th Floor Sydney, NSW 2000.
(2)	The applicable percentage of ownership for each beneficial owner is based on 5,956,453 ordinary shares outstanding as of October 20, 2016. In calculating the number of shares beneficially owned by a shareholder and the percentage of ownership of that shareholder, ordinary shares issuable upon the exercise of options or warrants, or the conversion of other securities held by that shareholder, that are exercisable within 60 days, are deemed outstanding for that holder; however, such shares are not deemed outstanding for computing the percentage ownership of any other shareholder.
(3)	Address of the shareholder is GPO BOX 479, Sydney, NSW 2001. Excludes non-voting preference and subsidiary preference shares owned by WHSP and affiliates that are convertible into our ordinary shares.
(4)	Address of the shareholder is c/o Zala Group LLC (U.S. Agent), 110 E. Broward Blvd Suite 1900, Fort Lauderdale, FL 33301; number of shares includes all shares owned by G. Armenta, an affiliate of shareholder. Excludes non-voting preference shares and subsidiary preference shares owned by ESOL. that are convertible into our ordinary shares.
(5)	Address of the shareholder is Pradefant 7, 9490 Furstentums, Faduz, Lichtenstein
(6)	Includes all shares owned by Mr. Botto’s spouse, the beneficial ownership of which is disclaimed.
(7)	Includes shares owned by WHI, Inc Retirement Savings Plan Trust, of which Mr. Morro is the beneficial owner but excludes indebtedness that is convertible into our ordinary shares.
(8)	Includes all shares owned by Ryames Investment Company LLC (131,850 ordinary shares). Ryames Investment Company LLC is an affiliate of both Mr. Emmanuel Cotrel and Mr. Yves-Regis Cotrel.
(9)	Includes shares owned by Mr. Yves-Regis Cotrel’s spouse, the beneficial ownership of which is disclaimed.
(10)	Shares owned by Ryames Investment Company LLC are counted only once in the total for our executive officers and directors as a group.

ITEM 7       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.             Major Shareholders

Six shareholders known to us owned beneficially more than 5% of our ordinary shares as of October 20, 2016. See Item 6.E under the heading “Beneficial Ownership (including Executive Management and Directors)”.

As of October 20, 2016, we estimate that 36.4% of our ordinary shares were held in the United States by 88 holders of record, and 63.6% of our ordinary shares were held in various foreign jurisdictions by 2,559 holders of record. None of the holders of our ordinary shares has different rights from other shareholders.

7.B.             Related Party Transactions

Other than direct payments of compensation and reimbursement of out-of-pocket expenses incurred in the ordinary course and in accordance with our policies, during our 2016 fiscal year and subsequently through the date of this Report, other than as disclosed below, we have not entered into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that give them significant influence over us, and close members of any such individual’s family; (d) our key management personnel and directors and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence. The value of the consideration ascribed to these transactions, including the exchange value for our ordinary shares at the time the transactions occurred was at the amounts agreed to by parties and approved by our Board. We believe that all of these transactions were conducted on terms substantially equivalent to, or no less favorable to the Company, than those that would have been established for similar transactions with non-affiliated parties.

During the period from July 1, 2016 through October 20,2016:

●	Between July 1, 2016 and the date of this report, affiliates of our Managing Director, Mr. Morro, have made cash advances to us in the aggregate amount of US$517,000 to pay certain of our operations expenses. The amounts advanced have not been repaid as of the date of this Report and are included in the amounts payable under the MD Affiliate Note described in Item 8.B. under the heading “(b) Financing”.

●	Affiliates of William Morro, our Managing Director, acted as escrow agent, without compensation, for the collection of equity offering participations totalling US$1,113,000 in connection with purchases of our equity securities by investors who are not affiliates of Mr. Morro.

●	Between July 1, 2016 and the date of this Report, Mr. Morro has incurred expenses for travel and made disbursements for operating expenses incurred on our behalf. In aggregate, we have accrued an aggregate of A$42,000 for such expenses incurred by Mr. Morro thus far during our 2017 fiscal year. Through the date of this Report, we have reimbursed A$Nil to Mr. Morro for such expenses and expect to reimburse the remainder as soon as practicable, subject to completion of our internal review procedures. Amounts actually reimbursed to Mr. Morro may differ from the amounts accrued.

During the fiscal year ended June 30, 2016:

●	Affiliates of our Managing Director, Mr. Morro, have made cash advances to us in the aggregate amount of US$1,265,000 to pay certain of our operations expenses. The amounts advanced have not been repaid as of the date of this Report and were issued under the MD Affiliate Note described in Item 8.B. under the heading “(b) Financing”.

●	In March 2016 two of our subsidiaries, Parmac and Draker Corp, secured individual lines of credit with an affiliate of Mr Morro for up to US$1.5 million each (US$3.0 million in aggregate). The amounts advanced have not been repaid as of the date of this Report and are included in the amounts payable described in Item 5.B. under the heading “Indebtedness: Working Capital Facility - unsecured”.

On November 30, 2015, our Managing Director, Mr. Morro, agreed to accept, and our Board unanimously approved, the issuance of our ordinary shares, at price per share of $3.03 (after giving effect to our 1-for-80 share consolidation effected in December 2015), in exchange for the following amounts accrued by us: (i) $148,656 , representing 100% of the compensation payable to him by the Company from the effective date of our Reorganization Plans through June 30, 2015 plus (ii) $43,750, representing 50% of the compensation payable to him by the Company from July 1, 2015 through September 30, 2015. Our commitments to pay the remainder of Mr. Morro’s unpaid compensation have been documented in a separate agreement, the MD Deferred Compensation Agreement, effective November 30, 2015. Pursuant to the MD Deferred Compensation Agreement, until his deferred compensation is paid, Mr. Morro has also been granted the right to exchange any or all of such amounts for our ordinary shares at a price per share of $3.03 (after giving effect to our 1-for-80 share consolidation effected in December 2015). A tax-gross-up applies to compensation paid in the form of our ordinary shares. The foregoing summary of the MD Deferred Compensation Agreement is qualified in its entirety by the terms of the agreement, a copy of which is filed as an Exhibit hereto.

●	Affiliates of William Morro, our Managing Director, acted as escrow agent, without compensation, for the collection of equity offering participations totalling $3,000,000 in connection with purchases of our equity securities by investors who are not affiliates of Mr. Morro.

●	Mr. Morro has incurred expenses for travel and made disbursements for operating expenses incurred on our behalf. In aggregate, we have recorded an aggregate of A$279,761 for such expenses incurred by Mr. Morro during our 2016 fiscal year. During our 2016 fiscal year, we have reimbursed A$Nil to Mr. Morro for such expenses.

●	On November 30, 2015, our Senior Vice President Emmanuel Cotrel, agreed to accept, and our Board unanimously approved, the issuance of our ordinary shares, at price per share of $3.03 (after giving effect to our 1-for-80 share consolidation effected in December 2015), in exchange for $244,000, representing 100% of the compensation payable to him by BlueNRGY through May 31, 2015. His remaining compensation for calendar year 2015 has been deferred and, unless previously paid by the Company may be exchanged by Mr. Cotrel for our ordinary shares at a price per share of $3.03 (after giving effect to our 1-for-80 share consolidation effected in December 2015). Our commitments to pay the remainder of Mr. Cotrel’s unpaid compensation and his right to exchange such amount for our ordinary shares is documented in an agreement, the EC Deferred Compensation Agreement, effective November 30, 2015. The foregoing summary of the EC Deferred Compensation Agreement is qualified in its entirety by the terms of the agreement, a copy of which is filed as an Exhibit hereto.

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

See our audited financial statements for the fiscal years ended June 30, 2016 and June 30, 2015 included under Item 18 of this annual report.

Legal Proceedings

In December 2014, a class action securities suit, the First Texas Lawsuit, was filed in a federal court in the Eastern District of Texas against the Company and various current and past officers and directors, namely Mr. William Morro, Mr. Carlo Botto, Mr. Richard Pillinger, Mr. Todd Barlow, Mr. Gerard McGowan and Mr. James Greer, as well as various third parties. The lawsuit makes claims related to alleged misstatements in the Company’s securities filings prior to our entry into VA in November 2014. The lawsuit was subsequently amended to include as a defendant CBD Energy USA Limited, one of our U.S. subsidiaries. Mr. Morro, formerly a non-executive independent director currently serves as Chairman of the Company’s Board and its Managing Director (the Australian entity equivalent of a CEO); Mr. Botto continues as a non-executive member of the Board; and Mr. Pillinger is the Company’s CFO. The other individuals named as parties to the lawsuit are no longer associated with the Company. This lawsuit is still pending with respect to the former officers and directors and our U.S. subsidiary and we believe that those parties intend to defend themselves vigorously. The DOCA had the effect of extinguishing the direct claims against the Company in this action, however, the possibility remains that the plaintiffs will endeavor to press their claims in jurisdictions outside Australia. It is impossible to estimate the outcome or the costs to us of such an action if it were to occur.

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

In October 2016, a second class action securities suit, the Second Texas Lawsuit, was filed in a federal court in the Eastern District of Texas on behalf of a different plaintiff from that bringing the First Texas Lawsuit, alleging violations of different provisions of the securities laws, but related to the same alleged misstatements of the Company shortly prior to our entry into VA in November 2014. The Second Texas Lawsuit has been brought against the Company and its subsidiary CBD Energy USA Limited, and various current and past officers and directors, namely Mr. William Morro, Mr. Carlo Botto, Mr. Richard Pillinger, Mr. Todd Barlow and Mr. James Greer, as well as various third parties. This lawsuit is still pending with respect to the former officers and directors and our U.S. subsidiary and we believe that those parties intend to defend themselves vigorously. The DOCA had the effect of extinguishing the direct claims against the Company in this action, however, the possibility remains that the plaintiffs will endeavor to press their claims against the Company in jurisdictions outside Australia. It is impossible to estimate the outcome or the costs to us of such an action if it were to occur.

The Chatham Island project is not currently operating due to a dispute with the counterparty to the power purchase agreement, Chatham Islands Electricity Limited (“CIEL”) as a result of the placement of BlueNRGY Group Limited into voluntary administration in November 2014. CIEL is seeking to terminate its power purchase agreement with BlueNRGY Group Limited’s subsidiary, Chatham Islands Wind Ltd (“CIWL”), and acquire the assets in accordance with contractual rights that it alleges have been triggered in the agreements between CIEL and CIWL. Under the terms of the agreements, the purchase price of the assets may possibly be interpreted to be negative, which could result in an amount being payable by CIWL to CIEL. However, any such amounts would be non-recourse to our parent company and CIWL has no assets other than those of the Chatham Islands wind project. The outcome of the dispute cannot be determined at this time, and a liability has not been recognised in our financial statements in relation to the dispute.

We are not currently a party to any other material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation.

8.B.             Significant Changes

The following material events have occurred subsequent to June 30, 2016 on the dates indicated:

(a) Transactions

The Company subscribed to €3.25 million of preferred shares (‘Preferred Shares’) of Inaccess Holdings Ltd (‘IHL’) on July 7, 2016. IHL is a UK company that provides hardware and software systems for monitoring and controlling the performance of distributed renewable energy and telecom facilities worldwide. As a result of our election not to exercise a withdrawal right that expired on September 15, 2016, we are committed to purchase all of the remaining equity of Inaccess that we do not own in two tranches scheduled to close in January and July 2017. The foregoing summary of the Inaccess Transaction is qualified in its entirety by the subscription and share purchase agreements related thereto that are filed as Exhibits to this report on Form 20-F.

(b) Financing

During our reorganization process and subsequent to the effectiveness of the Reorganization Plans, affiliates of William Morro, our Managing Director, have made cash advances to us to fund our operations (refer to Item 7.B. under the heading “Related Party Transactions”). Effective November 30, 2015, with the unanimous approval of our Board, we entered into an agreement, referred to as the 2015 MD Affiliate Note, that set forth the terms for such advances and, subject to further Board approval, future advances from Mr. Morro and his affiliates. The MD Affiliate Note established an outside repayment date for the funds advanced of July 30, 2016, sets the rate of interest at 15% per annum from the date of any advance through the repayment date, provides for the Company to repay any or all of the outstanding principal at any time and, until repaid by the Company, grants our Managing Director the right to exchange any or all of the outstanding amounts payable under the note for our ordinary shares at a price per share of $0.03785 ($3.03 after giving effect to the 1-for-80 share consolidation that was consummated in December 2015), subject to adjustment for share splits and consolidations. This MD Affiliate Note was subsequently replaced by another Board-approved note, referred to as the 2016 MD Affiliate Note issued on June 30, 2016. The terms of the 2016 MD Affiliate Note differ from those of the 2015 MD Affiliate Note only in that the maturity date is set at October 30, 2017 and the advances are capped at $2.5 million. The foregoing summary descriptions of the MD Affiliate Notes are qualified in their entirety by the terms thereof; a copy of each such note is filed with this Report as an Exhibit. Between July 1, 2016 and the date of this report, affiliates of our Managing Director, Mr. Morro, have made cash advances to us in the aggregate amount of US$517,000 to pay certain of our operations expenses. The amounts advanced have not been repaid as of the date of this Report and are included in the amounts payable under the MD Affiliate Note.

(c) Other

Not applicable

(d) Issuance and Repurchases of Ordinary Shares and Other Equity-Linked Securities

As of June 30, 2016 we had outstanding 5,956,453 ordinary shares. Subsequent thereto, through the date of this Report, we issued no additional ordinary shares.

As of the date of this Report, we had 5,956,453 ordinary shares outstanding.

In addition to the issued and outstanding ordinary shares our Board has approved the issuance of 104,323 additional shares as follows and expects to issue them upon receipt of final documentation from the parties involved:

i.	the exchange of approximately $124,000 of accrued liabilities for ordinary shares at an exchange price equal to $3.03 per Company ordinary share;

ii.	63,399 ordinary shares to be issued to 79 of our employees, some of which are expected to be issued under our 2014 Equity Plan subject to vesting; and

(e) Entry into Other Material Definitive Agreements

Not applicable

(f) Board and Executive Changes

Not applicable

ITEM 9.       THE OFFER AND LISTING

9.A.             Offer and Listing Details Australian Securities Exchange

Our ordinary shares traded on the ASX under the symbol CBD from 1989 through January 31, 2014. We were, however, suspended from trading on ASX on October 8, 1998. In calendar year 1999 we had nominal non-cash assets and we had nominal operations. We resumed trading on ASX on April 18, 2000.The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX.

	Company Ordinary Share Closing
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

CBD Ordinary Share Closing Prices US$
	High	Low
Fiscal Year 2014
Third Quarter	10.00	4.00
Fourth Quarter	18.00	3.00

Fiscal Year 2016
First Quarter	0.80	0.06
Second Quarter	11.00	0.02
Third Quarter	4.26	0.51
April	2.40	0.51
May	2.70	1.40
June	2.00	1.95

Month (Fiscal Year 2017)
July	2.00	1.75
August	1.75	1.75
September	1.75	1.75
Period to October 20, 2016	1.75	0.98

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

10.C.           Material Contracts

Our operating subsidiaries routinely enter into contracts and purchase orders with customers for the performance of solar and climate installations and data management and O&M services. None of these contracts are individually material.

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

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Foreign Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for the Company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totalling over A$248 million; or (ii) any direct or indirect ownership in Australian residential real estate and certain non- residential real estate.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on ordinary shares will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) the dividends are, with respect to ordinary shares, readily tradable on a U.S. securities market, provided that we are not, in the year prior to the year in which the dividend was paid, and are not, in the year which the dividend is paid, a PFIC and (iii) certain holding period requirements are met. The Agreement between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. Our ordinary shares currently trade irregularly in the U.S. over-the-counter market and thus may not meet condition (ii) described above allowing dividends we pay to be deemed “qualified dividends”. Although our NASDAQ listing application is currently pending until we meet the NASDAQ Capital Market’s initial listing requirements, there is no assurance that our application will be approved. Provided that the listing is approved, U.S. Treasury Department guidance indicates that the ordinary shares will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on ordinary shares will meet conditions (i) and (ii), described above. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

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

Sale or Exchange of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s adjusted tax basis in the ordinary shares. Any gain or loss recognized on a sale, exchange or other disposition of ordinary shares will generally be long- term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

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

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, non- corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Foreign currency sensitivity

We are party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates. Our Company, Draker, Parmac and GED Working Capital Facilities (as described in Item 5.B. “Liquidity and Capital Resources”) are denominated in U.S. dollars. In addition, the face value of our Series B Preferred Stock and the face value of the preferred stock of our Parmac, CIWL Draker and IHL Holding subsidiaries, the Subsidiary Preferred, is denominated in U.S. dollars.

We do not apply hedge accounting. At June 30, 2016 and subsequently through the date of this Report, there was no contract hedging in place.

Interest rate risk

Our main interest rate risk arises from borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk only if the borrowings are carried at fair value, which is not our policy.

At June 30, 2016 and 2015 all of our borrowings are fixed rate (subject to penalty rates which may be applied under default events).

We regularly analyze our interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

At June 30, 2016 we had no significant interest bearing assets other than cash and cash equivalents, therefore our income and operating cash flows are substantially independent of changes in market interest rates.

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

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Other than past-due creditor obligations payable by GED to its creditors under payment plans, we have no defaults or delinquencies that have not been cured.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Private Placements of Unregistered Securities After Emergence From VA

On or subsequent to January 27, 2015 after emerging from VA we have:

●	issued 1,080,759 ordinary shares in a series of private placement for US$3.03 per share (after giving effect to the 1-for-80 share consolidation effected in December 2015) pursuant to a securities purchase agreement filed with our Form 6-K/A on January 29, 2015. Net proceeds of US$3.3 million from the private placements were used to pay US$1.0 million to the Deed Funds and the remainder was used for working capital and to fund losses since emergence from VA. There were no brokerage or placement fees paid in conjunction with the private placements.

●	converted the promissory note issued to Wind Farm Financing Pty Ltd. in the amount of $900,000 (the “WFF Note”) as part of the reorganization plans into 297,226 ordinary shares at the Offering Price in accordance with its terms as provided in the Exhibits to the DOCA for our Company and filed as an exhibit to our Form 6-K/A filed on January 29, 2015.

●	Issued 144,125 ordinary shares for US$3.03 in exchange for unpaid Executive Compensation as described above in Item 7.B “Related Party Transactions”. An additional 9,241 shares have been issued to suppliers in lieu of cash for services received.

●	converted 2,484 Series B Preferred Shares in accordance with the amended terms of the Series B Shares and issued 643,110 ordinary shares to the converting shareholders

●	issued Subsidiary Preferred Shares having a face value of US$6.5 million and a conversion price of US$3.03 in conjunction with the Draker and Inaccess transactions (refer to Item 4.A. under the heading “Recent Acquisitions”).

Share Issuances and Modifications Under Our Reorganization Plans

In accordance with and upon effectiveness of the DOCAs:

●	we issued additional ordinary shares to the Deed Fund, our secured creditor, WHSP and to shareholders and designees of BlueNRGY LLC.

●	our CIWL and Parmac subsidiaries issued convertible preferred shares to WHSP with face values respectively of US$1.4 million and US$2.2 million, collectively referred to as the Subsidiary Preferred. The CIWL Subsidiary Preferred accrues a dividend of 4% per annum on the face value and is convertible at any time into our ordinary shares at US$3.03 per share (after giving effect to the 1-for-80 share consolidation effected in December 2015) per share. The Parmac Subsidiary Preferred was restructured during the 2016 financial year which removed the obligation to accrue a dividend of 4% per annum on the face value, however, it remains convertible at any time into our ordinary shares at US$3.03 per share (after giving effect to the 1-for-80 share consolidation effected in December 2015) per share. The Subsidiary Preferred issued by CIWL may not be converted if the Chatham Island Project contract with Chatham Islands Electricity Limited is terminated (refer to Item 4.B. under the heading “Description of Our Business Segments -- Energy Efficiency -- Remote Area Power Systems (RAPS)”) This summary description of the terms of the Subsidiary Preferred is qualified in its entirety by the terms set forth in the Exhibits to the DOCA for our Company and filed as an exhibit to our Form 6-K/A filed on January 29, 2015.

●	we modified the terms of our outstanding Series B Preferred as provided in the Exhibits to the DOCA for our Company and filed as an exhibit to our Form 6-K/A filed on January 29, 2015.

Use of Proceeds

Registered Securities Offering Effective June 12, 2014

Details of the Offering

The registration statement on Form F-1 (File No. 333-194780) for the offering was declared effective by the SEC on June 12, 2014.We sold 1,810,000 ordinary shares, at an offering price of US$320.00 per share (“Offering”). The Offering closed on June 18, 2014 and generated gross proceeds of US$7.24 million. Northland Capital Markets, the trade name for certain equity capital markets and investment banking activities of Northland Securities, Inc., acted as co- manager for the offering.

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

As disclosed in a Form 6-K filed on November 12, 2015, certain holders of our Series B Preferred shares elected to convert 2,484 Series B Preferred Shares plus dividends accrued thereon into our ordinary shares at the stated conversion price of US$4.01 per ordinary share. In satisfaction of the foregoing Series B Preferred Share conversions we have issued 643,110 ordinary shares. 600 Series B Preferred Shares remained outstanding as of this Report.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Report, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of June 30, 2016.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2016 under the 2013 Framework due to the following material weaknesses:

●	Secretarial and corporate records filed with ASIC are not consistently up to date with the effect that we could fail to be remain in compliance with the Corporations Act.

●	Interim closings of account records are not consistently completed in a time frame that would allow adverse unforeseen financial consequences of business operations to be detected and managed.

●	Annual budgets have not been established by our Board and consequently our internal reporting does not include a comparison against approved plans that can be used to identify and remediate performance deficiencies.

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

Changes in Internal Control Over Financial Reporting

There was no change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) identified in connection with the evaluation of our internal control over financial reporting performed during the fiscal year ended June 30, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

As soon as practicable we intend to develop and implement a revised authority matrix and updated budgets for our 2017 fiscal year that are approved by our Board.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The composition of our Audit Committee currently and for fiscal years June 30, 2016 and 2015 were: June

June 2016 and Currently: Mr. Carlo Botto

June 2015: Mr. Carlo Botto* June 2015 – Mr. John Donohue *

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The auditor of BlueNRGY Group Limited is HLB Mann Judd of Level 19, 207 Kent St, Sydney NSW 2000, Australia.

Remuneration of Auditors

	Consolidated
	2016	2015	2014
	$’000	$’000	$’000
Amounts paid or payable to HLB Mann Judd
- an audit or review of the financial statements of the entity	135,000	300,000	340,000
- non audit services (tax compliance)	8,000	—	—
	143,000	300,000	340,000
Amounts paid or payable to a network firm of HLB Mann Judd
- an audit of foreign subsidiary financial statements	36,723	—	—

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

Not applicable.

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

for the year ended 30 June 2016

Report of Independent Registered Accounting Firm

To the Board of Directors and shareholders of BlueNRGY Group Limited

We have audited the accompanying consolidated statements of financial position of BlueNRGY Group Limited (‘the Company’) and its controlled entities (collectively ‘the Group’) as at 30 June 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows each of the three years in the period ended 30 June 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BlueNRGY Group Limited and its subsidiaries at 30 June 2016 and 2015 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended 30 June 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the ability of the Group to continue as a going concern and meet its debts and commitments as and when they fall due requires that the Group continues to receive support from existing lenders, raises additional funds, and monetises long-term assets to fund the business. These uncertainties raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HLB Mann Judd

Sydney, Australia

October 28, 2016

Statement of comprehensive income

		Consolidated
For the year ended June 30	Note	2016 $’000	2015 $’000	2014 $’000

Revenues from continuing operations	5	32,082	16,866	13,732
Other income	5	50	1,801	1,718
Cost of raw materials, consumables used, and contractors		(23,905)	(8,525)	(6,092)
Employee benefit expenses	6	(12,025)	(11,390)	(9,323)
Amortisation and depreciation	6	(527)	(486)	(420)
Impairment of asset	6	—	(6,217)	(10,019)
Other expenses	6	(4,128)	(5,771)	(7,751)
Net finance (costs)/income	6	(822)	85	(4,051)
Loss from continuing operations before income tax		(9,275)	(13,637)	(22,206)
Income tax expense	7	—	—	—
Loss from continuing operations		(9,275)	(13,637)	(22,206)

Profit/(loss) from discontinued operations	13	—	19,341	(3,224)

Net (loss)/profit for the period		(9,275)	5,704	(25,430)

Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair value of available-for-sale financial assets		—	—	(800)
Exchange differences on translation of foreign operations		(35)	(376)	(68)
Other comprehensive loss for the period, net of tax of $ Nil (2015:$ Nil)		(35)	(376)	(868)
Total comprehensive profit/(loss) for the period		(9,310)	5,328	(26,298)

(Loss)/profit attributable to:
Owners of the Parent		(9,275)	5,704	(25,430)
Non-controlling interests		—	—	—
		(9,275)	5,704	(25,430)

Total comprehensive profit/(loss) attributable to:
Owners of the Parent		(9,310)	5,328	(26,298)
Non-controlling interests		—	—	—
		(9,310)	5,328	(26,298)

		Dollars	Dollars	Dollars
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share	8	(1.62)	(7.75)	(909.26)
Diluted loss per share	8	(1.62)	(7.75)	(909.26)
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings/(loss) per share	8	(1.62)	3.25	(1,041.27)
Diluted earnings/(loss) per share	8	(1.62)	3.25	(1,041.27)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Statement of financial position

		Consolidated
As at June 30	Note	2016 $’000	2015 $’000
ASSETS
Current Assets
Cash and cash equivalents	9	285	482
Trade and other receivables	10	12,447	2,801
Inventories	11	257	223
Other current assets	12	836	151
Total Current Assets		13,825	3,657

Non-Current Assets
Plant and equipment	14	2,111	2,356
Goodwill and intangible assets	15	17,676	14,016
Other non-current assets	12	70	70
Total Non-Current Assets		19,857	16,442
TOTAL ASSETS		33,682	20,099

LIABILITIES
Current Liabilities
Trade and other payables	16	9,164	5,551
Interest-bearing loans and borrowings	17	698	2,408
Provisions	18	582	335
Total Current Liabilities		10,444	8,294

Non-Current Liabilities
Interest-bearing loans and borrowings	17	10,279	4,592
Provisions	18	57	67
Total Non-Current Liabilities		10,336	4,659
TOTAL LIABILITIES		20,780	12,953
NET ASSETS		12,902	7,146

EQUITY
Contributed equity	19	148,562	145,119
Accumulated losses		(148,451)	(139,666)
Reserves	20	1,197	1,693
Total equity attributable to owners of the Parent		1,308	7,146
Non-controlling interests	19	11,594	—
TOTAL EQUITY		12,902	7,146

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of changes in equity

For the year ended June 30	Ordinary shares $’000	Preference shares $’000	Convertible Notes $’000	Share options reserve $’000	Translation reserve $’000	Accumulated losses $’000	Non- controlling interests[1] $’000	Total $’000

At July 1, 2015	144,338	781	—	2,104	(411)	(139,666)	—	7,146
Loss for period	—	—	—	—	—	(9,275)	—	(9,275)
Other comprehensive income	—	—	—	—	(35)	—	—	(35)
Total comprehensive income for the year	—	—	—	—	(35)	(9,275)	—	(9,310)

Transactions with owners in their capacity as owners:
Shares issued	3,450	—	—		—	—	8,763	12,213
Reclassification from interest bearing borrowings	—	—	—	—	—	—	2,831	2,831
Share issue costs	(7)	—	—	—	—	—	—	(7)
Share options issued	—	—	—	29	—	—	—	29
Release of foreign currency translation reserve on dissolved subsidiary	—	—	—	—	72	(72)	—	—
Reclassified expired options	—	—	—	(562)	—	562	—	—
Balance at June 30, 2016	147,781	781	—	1,571	(374)	(148,451)	11,594	12,902

At July 1, 2014	120,323	4,643	574	3,336	(35)	(148,512)	—	(19,671)
Profit/(loss) for period	—	—	—	—	—	5,704	—	5,704
Other comprehensive income	—	—	—	—	(376)	—	—	(376)
Total comprehensive income for the year	—	—	—	—	(376)	5,704	—	5,328

Transactions with owners in their capacity as owners:			—
Shares issued	18,025	2,775	—	—	—	—	—	20,800
Share issue costs	(444)	—	—	—	—	—	—	(444)
Unissued shares	1,133	—	—	—	—	—	—	1,133
Preference shares converted	5,301	(5,301)	—	—	—	—	—	—
Forfeited on Administration	—	(1,593)	—	—	—	1,593	—	—
Cancellation of convertible note	—	—	(574)	—	—	574	—	—
Reclassified expired options	—	—	—	(1,232)	—	1,232	—	—
Dividends reinvested	—	257	—	—	—	(257)	—	—
Balance at June 30, 2015	144,338	781	—	2,104	(411)	(139,666)	—	7,146

1 Non-controlling interests are Subsidiary Preferred Shares. Refer Note 19.

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of changes in equity

For the year ended June 30	Ordinary shares $’000	Preference shares $’000	Convertible Notes $’000	Share options reserve $’000	Available-for-sale reserve $’000	Translation reserve $’000	Accumulated losses $’000	Total $’000

At July 1, 2013	109,046	—	574	3,189	800	33	(123,082)	(9,440)
Profit/(loss) for period	—	—	—	—	—	—	(25,430)	(25,430)
Other comprehensive income	—	—	—	—	(800)	(68)	—	(868)
Total comprehensive income for the year	—	—	—	—	(800)	(68)	(25,430)	(26,298)

Transactions with owners in their capacity as owners:
Shares issued	12,597	4,643	—	—	—	—	—	17,240
Share issue costs	(1,320)	—	—	—	—	—	—	(1,320)
Share-based payments for convertible notes	—	—	—	147	—	—	—	147
Balance at June 30, 2014	120,323	4,643	574	3,336	—	(35)	(148,512)	(19,671)

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of cash flows

		Consolidated
For the year ended June 30	Note	2016 $’000	2015 $’000	2014 $’000
Cash flow from operating activities
Receipts from customers (inclusive of GST)		31,056	16,863	20,680
Payments to suppliers and employees (inclusive of GST)		(38,834)	(21,974)	(39,493)
Finance costs		(64)	(449)	(1,350)
Interest received		—	9	—
Net cash flows used in operating activities	9	(7,842)	(5,551)	(20,163)

Cash flow from investing activities
Proceeds from sale of property, plant and equipment		43	—	188
Purchase of property, plant and equipment		(25)	(252)	(672)
Cash forfeited during reorganisation		—	(362)	—
Proceeds from sale of investments		—	—	1,789
Payment for the purchase of controlled entities, net of cash acquired		(2,975)	(1,349)	—
Net cash flows (used in)/provided from investing activities		(2,957)	(1,963)	1,305

Cash flow from financing activities
Proceeds from issue of ordinary shares (net of issue costs)		2,759	4,521	7,706
Proceeds from issue of preference shares		2,122	—	—
Proceeds from issue of convertible notes		—	—	1,013
Convertible note issue costs		—	—	(1,320)
Proceeds from borrowings		5,832	2,171	16,282
Repayment of borrowings		(24)	—	(3,699)
Payment of finance lease liabilities		(87)	(77)	(212)
Net cash flows provided from financing activities		10,602	6,615	19,770

Net (decrease)/increase in cash and cash equivalents		(197)	(899)	912
Cash and cash equivalents at beginning of period		482	1,381	469
Cash and cash equivalents at end of period	9	285	482	1,381

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements

Note
1	Corporate information
2	Summary of significant accounting policies
3	Significant accounting judgements, estimates and assumptions
4	Operating segments
5	Revenues from continuing operations and other income
6	Expenses
7	Income tax
8	Earnings per share
9	Notes to the statement of cash flows
10	Trade and other receivables
11	Inventories
12	Other assets
13	Discontinued operations
14	Plant and equipment
15	Goodwill and intangible assets
16	Trade and other payables
17	Interest-bearing loans and borrowings
18	Provisions
19	Contributed equity
20	Reserves
21	Business combinations
22	Financial risk management objectives and policies
23	Related party disclosures
24	Key management personnel
25	Share-based payments
26	Commitments
27	Contingent liabilities
28	Events after the balance sheet date
29	Parent entity information
30	Auditors’ remuneration
31	Asset holding arrangement

Notes to the financial statements

1.	Corporate information

The consolidated financial statements of BlueNRGY Group Limited (“BlueNRGY”, “the Parent” or “the Company”) (formerly CBD Energy Limited) for the year ended June 30, 2016 were authorised for issue in accordance with a resolution of the Directors on October 28, 2016. The Directors have the power to amend and reissue the financial statements.

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

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The Group’s current assets exceeded its current liabilities by $3.4 million as of June 30, 2016, however $4.8 million of assets classified as current at June 30, 2016 were invested in non-current financial assets subsequent to the financial year end. Key financial data for the Group for the years ended June 30, 2016 and 2015 is disclosed below:

Consolidated	Year ended June 30, 2016 $’000	Year ended June 30, 2015 $’000

Cash at bank and in hand less overdraft	285	482
Net (loss)/profit for the year	(9,275)	5,704
Net cash inflow/(outflow) from operating activities for the year	(7,842)	(5,551)
Net current assets/(liabilities)	3,381	(4,637)

The Group has made operating losses during the financial year ended June 30, 2016 and had net operating cash outflows for the same period. It remains dependent upon receiving continuing support from existing lenders, raising additional funds in new financings, and monetizing long-term assets to fund the business and to continue as a going concern. The lenders of over 90% of the Group’s borrowings are either affiliates of members of the Board of Directors or significant shareholders in the Company and the Directors expect that their financial support will continue to be provided.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(a)	Basis of preparation (continued)

Going concern (continued)

The Group’s ability to continue as a going concern and to achieve its future business objectives depends on its ability to accomplish some or all of the following:

●	Attain profitability: Not all subsidiaries are contributing cash flow to cover corporate costs and the Group is not operating profitably overall. However, the Company is continually reviewing cost structures in its operating subsidiaries and making the appropriate changes to maximise their cash flow and profitability. New business opportunities are carefully assessed with a view to ensuring their potential to contribute to profits without undue consumption of working capital. Specifically, during the financial year ended June 30, 2016 the number of employees in the Solar PV business units and corporate units has been reduced to lower costs and better match the current scope of Group activities. In addition, the Company has completed corporate acquisitions which gives the Group a platform to achieve profitability in its Monitoring & Performance Analytics division within the next 12 months.

●	Raise new debt and/or equity capital: During the twelve months ended June 30, 2016 the Company has been successful in raising funds through the issuance of ordinary shares under Share Purchase Agreements. A total of US$2,000,000 (A$2,766,000) of cash has been raised from the issuance of 660,507 ordinary shares at US$3.028 per share. Additionally, a further US$437,000 (A$599,000) of liabilities for fees and salaries due to executives of the company were extinguished through the issuance of 144,125 ordinary shares in the company. Subsidiary preference shares (refer to Note 19 below for more detail) with a face value of US$6,500,000 (A$8,763,000) were issued during the financial year ended June 30, 2016 to fund the Draker acquisition and investment in the Inaccess Group of companies (refer to Notes 21 and 28). Proceeds from borrowings during the financial year ended June 30, 2016 across the group were A$5,832,000. Refer to Note 17 for more detail on borrowings.

The Group’s management and Board have determined that there is a risk that its ongoing funding requirements may not be successfully met through the foregoing initiatives and that some of its initiatives may not be successful. However, as previously mentioned, the Group has achieved some operating and financing objectives and its management and Board believe that it has a reasonable prospect of achieving others; consequently, the Board has no intention to liquidate the Group or cease trading.

The Directors have a responsibility to prepare the financial statements in accordance with Accounting Standards, which require entities to prepare financial statements on a going concern basis unless the Directors intend to liquidate the entity, cease trading or have no realistic alternative but to do so. No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

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

(c)	Changes in accounting policies and new standards and interpretations not yet adopted

The Group has adopted new and amended Australian Accounting Standards and AASB Interpretations as of 1 July 2015. There has been no material impact on the financial statements of the Group from these new and amended Standards and Interpretations.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(c)	Changes in accounting policies and new standards and interpretations not yet adopted (continued)

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 July 2016, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for AASB 9 Financial Instruments, AASB 15 Revenue from Contracts with Customers, and AASB 16 Leases, which become mandatory for the Group’s 2019, 2019 and 2020 consolidated financial statements respectively and could change the classification and measurement of financial instruments, revenue recognition and lease recognition. The Group does not plan to adopt these standards early and the extent of the impact has not been determined.

(d)	Basis of consolidation

The consolidated financial statements comprise the financial statements of BlueNRGY Group Limited and its subsidiaries as outlined in Note 23.

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

The acquisition method of accounting is used to account for business combinations by the Group (refer Note 2(e)).

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(g)	Foreign currency translation

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

Subscription revenues

Subscription revenue is recognised over the life of the contract in line with when the significant risk and rewards of ownership have been transferred to the customer, recovery of the consideration is probable and the amount of revenue can be measured reliably. The timing of the transfer of risks and rewards varies depending on the individual terms of the subscription agreement.

Sale of products, materials and parts

Revenue from the sale of products, material and parts is recognised upon the delivery of goods to customers.

Services

Revenue from the rendering of service is recognised upon delivery of the service to customers.

Construction contracts

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(h)	Revenue recognition (continued)

Construction contracts (continued)

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

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

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

In addition to its own current and deferred tax amounts, BlueNRGY Group Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax-consolidated group in line with Note 3.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST (or foreign equivalent) except:

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(k)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities in the statement of financial position.

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

Raw materials and stores

Inventories, which mainly comprise solar panels, monitoring equipment and inverters, are measured at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(n)	Plant and equipment

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

Computer hardware and software - 2 to 10 years

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

(o)	Leases

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

Operating lease payments are recognised as an expense in profit or loss on a straight-line basis over the lease term.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(p)	Goodwill and other intangibles

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

BlueNRGY Group Limited performs its impairment testing as at 30 June each year or more frequently where there are indicators of impairment. Further details on the methodology and assumptions used are outlined in Note 15.

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(p)	Goodwill and other intangibles (continued)

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

(q)	Pensions and other post-employment benefits

The company contributes on behalf of employees at the required statutory rates as per geographic legislature.

(r)	Trade and other payables

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

(s)	Interest-bearing loans and borrowings

All interest-bearing loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

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

(t)	Provisions and employee benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Employee entitlements - wages, salaries, and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be wholly settled within 12 months of the reporting date, are recognised in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

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

(u)	Share-based payment transactions

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

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(u)	Share-based payment transactions (continued)

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

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 8).

(v)	Contributed equity

Ordinary shares and preference shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Earnings per share

Basic earnings per share is calculated as net profit or loss attributable to shareholders, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(x)	Parent entity financial information

The financial information for the parent entity, BlueNRGY Group Limited, disclosed in Note 29 has been prepared on the same basis as the consolidated financial statements, except as set out below.

Investments in subsidiaries

Investments in subsidiaries are accounted for at cost less any impairment charge.

Tax consolidation legislation

BlueNRGY Group Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation.

Notes to the financial statements

2.	Summary of significant accounting policies (continued)

(y)	Rounding of amounts

The Group is of a kind referred to in ASIC Corporations (Rounding in financial/Directors’ reports) Instrument 2016/191 and in accordance with that instrument amounts in the consolidated financial report and Directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

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

Critical accounting estimates and assumptions

Recovery of deferred tax assets

During the year ended June 30, 2016, pursuant to AASB 112 Income Taxes, the Company assessed the probability that future taxable profits will be available against which the Group can utilise its unused tax losses and deductible temporary differences in future periods, and deferred tax assets were not recognised at that date.

Impairment of goodwill and other intangibles

The Group determines whether goodwill and other intangibles are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit(s) to which the goodwill or other intangible assets are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and other intangibles including a sensitivity analysis are shown in Note 15.

Project work in progress

Project work in progress is capitalised in accordance with the accounting policy in Note 2(m). Initial capitalisation of costs is based on management’s judgment that technological and economic feasibility is confirmed, usually when a project has reached a defined milestone. Determination of the amounts to be capitalised is made on a case-by-case basis giving regard to previous experience of the Group in similar projects and contractual arrangements. At June 30, 2016 the carrying amount of capitalised project work in progress was $Nil (2015: $110,000).

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

Contingent consideration

Under the terms of the Membership Interest Purchase Agreement between the Group and its subsidiary, BlueNRGY LLC, the Group was obligated to create a management incentive pool of ordinary shares and, subject to vesting conditions, issue all such shares to the named parties. Identified within this pool of ordinary shares were 50,142 shares ($191,000) unallocated staff incentive shares to be issued to beneficiaries as directed by parties to the Agreement.

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

The principal activities of segments within the consolidated entity were:

●	Solar PV provides engineering design, supply and installation services to retail, commercial and utility-scale domestic and international customers with professional engineering solutions to make effective use of solar power. Domestic products and services are generally small-scale solar power solutions suited to small to medium enterprise applications. International products and services are generally focused on utility-scale solar generation system projects.

●	Parmac provides a full range of mechanical services and air-conditioning services in support of developers, builders and commercial tenants at the mid-tier level. Their specialty is working within existing mechanical services infrastructure and tight deadlines to deliver high-quality commercial grade air-conditioning solutions.

●	Monitoring & Performance Analytics provide an integrated, device-agnostic energy monitoring solution to maximize profitability for any solar PV installation. An all-in-one monitoring portal, users are provided with the most comprehensive suite of tools to remotely configure and track energy production.

●	RAPS/Technology Solutions includes operating remote area power systems (‘RAPS’). The Chatham Island wind project is included in the RAPS segment.

●	Corporate provides administrative and other services required to support the BlueNRGY group. This includes the Corporate Executive Team including Finance, Human Resources and Legal services.

Primary reporting – business segments

2016	Solar PV $’000	Parmac $’000	Monitoring & Performance Analytics $’000	RAPS $’000	Corporate $’000	Consoli-dated $’000
Revenues from continuing operations	17,270	12,177	2,599	36	—	32,082
Other income	4	—	10	—	36	50
Total income from continuing operations	17,274	12,177	2,609	36	36	32,132

Segment net operating loss before tax from continuing operation	(505)	(813)	(4,153)	(186)	(2,842)	(8,499)
Unallocated non-operating income and costs						(776)
Loss before tax from continuing operations						(9,275)
Income tax expense						—
Net loss after tax from continuing operations						(9,275)
Net loss after tax						(9,275)

Depreciation and amortisation	(22)	(119)	(182)	(120)	(84)	(527)

Total Assets	6,702	4,619	13,435	1,891	7,035	33,682
Total Liabilities	3,121	5,800	4,682	2,007	5,170	20,780

Notes to the financial statements

Primary reporting – business segments (continued)

2015	Solar PV $’000	Parmac $’000	Monitoring & Performance Analytics $’000	RAPS $’000	Corporate $’000	Consolidated $’000
Revenues from continuing operations	3,062	12,242	167	101	1,294	16,866
Other income	2,062	(865)	(10)	(464)	1,078	1,801
Total income from continuing operations	5,124	11,377	157	(363)	2,372	18,667
Total income from discontinued operations						20,347
Total income						39,014

Segment net operating profit/(loss) before tax from continuing operations	(10,695)	(227)	(760)	8	(4,020)	(15,694)
Unallocated non-operating income and costs						2,057
Loss before tax from continuing operations						(13,637)
Income tax expense						—
Net loss after tax from continuing operations						(13,637)
Net profit from discontinued operations						19,341
Net profit after tax						5,704

Depreciation and amortisation	(46)	(138)	(57)	—	(245)	(486)
Impairment of asset	(6,200)	—	—	—	(17)	(6,217)

Total Assets	5,300	4,232	8,322	1,824	421	20,099
Total Liabilities	1,771	5,739	909	1,872	2,662	12,953

Secondary reporting – geographic segments

	Consolidated
	2016 $’000	2015 $’000
Revenues from continuing operations
- Australia	12,443	14,617
- United States	19,638	1,216
- Other	1	1,033
	32,082	16,866
Segment net operating loss before tax from continuing operations
- Australia	(4,403)	(11,708)
- United States	(3,988)	(3,042)
- Other	(108)	(944)
	(8,499)	(15,694)
Segment assets from continuing operations
- Australia	16,344	9,438
- United States	15,447	8,784
- Other	1,891	1,877
	33,682	20,099
Segment liabilities from continuing operations
- Australia	11,147	8,471
- United States	7,620	2,610
- Other	2,013	1,872
	20,780	12,953

Notes to the financial statements

5.	Revenues from continuing operations and other income

	Consolidated
	2016 $’000	2015 $’000	2014 $’000

Revenue from sales and services	32,082	16,866	13,732

Other income
Debt extinguishment [1]	—	1,981	—
Other income	30	(9)	655
Gain/(loss) on disposal of assets	20	(171)	1,063
	50	1,801	1,718

1 The Company and its subsidiary, BlueNRGY Renewable Solutions Pty Ltd, realised gains on the extinguishment of debt and creditor claims on exiting voluntary administration under the Australian Corporations Act 2001 following the execution of two deeds of company arrangement in January 2015.

6.	Expenses

	Consolidated
	2016 $’000	2015 $’000	2014 $’000
Employee benefits expense
Salaries and wages	10,091	9,378	8,402
Defined contribution superannuation expense	528	590	285
Other employee benefits expense	1,406	1,422	636
	12,025	11,390	9,323

Amortisation and depreciation
Depreciation – property, plant & equipment	406	438	420
Amortisation – development costs	121	48	—
	527	486	420
Impairment of assets
Investment in wind projects [1]	—	—	10,000
Investment in financial assets	—	—	15
Investment in Solar	—	6,200	—
Other [2]	—	17	4
	—	6,217	10,019
Other expenses
Bad and doubtful debts	19	829	25
Compliance and consultants	831	2,111	3,515
Transaction fees – acquisitions	449	—	—
Insurance	516	457	430
Occupancy expenses	627	651	559
Share option expenses	29	—	—
Travel costs	598	639	751
Other expenses	1,059	1,084	2,471
	4,128	5,771	7,751

Notes to the financial statements

6.	Expenses (continued)

	Consolidated
	2016 $’000	2015 $’000	2014 $’000
Net finance costs
Interest income	—	(9)	(28)
Interest expense	649	766	3,770
Dividends on Preference shares classified as liabilities	137	96	—
Share option expenses	—	—	148
Foreign exchange loss/(gain)	36	(938)	161
	822	(85)	4,051

1 The investment in the Taralga Wind Farm was fully impaired to $Nil in 2014.

2 The investment in Andalay Solar, a US listed company, has been written down to $Nil in 2015.

7.	Income tax

	Consolidated
	2016 $’000	2015 $’000	2014 $’000

(a) Income tax benefit/(expense)
Current tax expense	—	—	—
Deferred tax benefit/(expense)	—	—	—
Income tax benefit/(expense)	—	—	—

Income tax expense is attributable to:
Loss from continuing operations	—	—	—
Profit/(loss) from discontinuing operations	—	—	—
	—	—	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax from continuing operations	(9,275)	(13,637)	(22,206)
Profit/(loss) before income tax from discontinuing operations	—	19,341	(3,224)
	(9,275)	5,704	(25,430)
Tax at the Australian tax rate of 30%	(2,783)	1,711	(7,629)

Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:
Expenditure not allowable for income tax purposes	12	1,597	4,095
Tax benefit not recognised (now recognised)	2,771	(3,308)	3,534
Income tax expense	—	—	—

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

(c)	Tax losses

The Group generated revenue tax losses totalling $9,234,000. Deferred tax assets relating to tax losses totalling $19,383,000 (2015: $16,613,000) are available to the Group for offset against future taxable income. In addition, the Group has carried forward capital tax losses totalling $4,867,000 (2015: $4,867,000).

Notes to the financial statements

7.	Income tax (continued)

(d)	Unrecognised temporary differences

The temporary differences not recognised at June 30, 2016 and 2015 relate primarily to tax losses referred to in (c). There are no other material temporary differences.

(e)	Franking credits

At June 30, 2016 the Group has $834,000 of available franking credits (2015: $834,000).

8.	Earnings per share

The following reflects the income used in the basic and diluted earnings per share computations. All calculations and disclosures reflect the 80:1 reverse stock split concluded in December 2015.

Consolidated
2016 $’000	2015 $’000	2014 $’000

(a) Earnings used in calculating earnings per share
Net loss from continuing operations attributable to ordinary equity holders of the parent	(9,275)	(13,637)	(22,206)
Net profit/(loss) from discontinued operations attributable to ordinary equity holders of the parent	—	19,341	(3,224)
Net profit/(loss) attributable to ordinary equity holders of the parent	(9,275)	5,704	(25,430)

(b) Weighted average number of shares	2016 Number of shares	2015 Number of shares	2014 Number of shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	5,714,367	1,758,588	24,422
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	5,714,367	1,758,588	24,422	z

(c) Earnings per share	2016 $	2015 $	2014 $
Basic loss per share from continuing operations	(1.62)	(7.75)	(909.26)
Basic earnings/(loss) per share from discontinued operations	—	11.00	(132.01)
Basic (loss)/earnings per share	(1.62)	3.25	(1,041.27)

Diluted loss per share from continuing operations	(1.62)	(7.75)	(909.26)
Diluted earnings/(loss) per share from discontinued operations	—	11.00	(132.01)
Diluted (loss)/earnings per share	(1.62)	3.25	(1,041.27)

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

All share options on issue at the reporting dates were anti-dilutive and were excluded from the calculation of diluted earnings per share.

Notes to the financial statements

9.	Notes to the statement of cash flows

	Consolidated
	2016 $’000	2015 $’000	2014 $’000

Cash at bank and in hand	285	482	1,381

(a) Reconciliation of net loss to net cash flow from operations
(Loss/)profit after tax	(9,275)	5,704	(25,430)
Adjustment for non-cash items:
Depreciation and amortisation	527	597	632
Impairment of intangibles	—	6,200	—
Impairment of financial assets and joint venture assets	—	17	10,015
Equity settled payments	684	—	—
Gain on debt extinguishment	—	(22,342)	—
Share-based payments expense	29	369	147
Capitalised interest expense	722	—	—
Non-cash items relating to convertible notes	—	270	3,256
Loss on sale of property, plant and equipment and intangible assets	(20)	140	909
Unrealised losses/(gains) on foreign exchange	36	81	474
Bad debts written off and provision for impairment of receivable	19	827	75
Changes in assets and liabilities:
Trade and other receivables	(2,244)	(1,643)	2,862
Inventories	242	1,461	(1,038)
Other current assets	(685)	21	(801)
Other non-current assets	—	61	—
Trade and other payables	2,094	2,700	(10,735)
Provisions	29	(14)	(529)
Net cash used in operating activities	(7,842)	(5,551)	(20,163)

(b) Non-cash financing and investing activities
Share-based payments	29	369	147
Equity settled – payables and borrowings	684	367	4,891
Acquisition of plant and equipment by means of finance leases	33	—	167

The Group’s exposure to interest rate risk is discussed in Note 22. The maximum exposure to credit risk at the end of the reporting period is the carrying amount.

Notes to the financial statements

10.	Trade and other receivables

	Consolidated
	2016 $’000	2015 $’000
Current
Trade receivables	3,390	2,494
Retentions	2,233	270
Other receivables [1]	6,824	37
	12,447	2,801

1 Included in Other Receivables is the amount of $6,641,000 which related to an unconditional subscription agreement for US$5 million to subscribe for Subsidiary Preferred Shares received by the Company dated June 28, 2016. The cash proceeds from this subscription were received in full in July 2016. Of these proceeds, $5,166,000 was used to fund an investment in the Inaccess Group of companies which included associated transaction costs of $366,000 on July 7, 2016 (refer Note 28). The balance of the funds received were used to fund working capital within the Group.

Past due but not impaired

As at June 30, 2016, trade receivables past due but not considered impaired are: $1,720,000 (2015: $255,000). Payment terms on these amounts have not been re-negotiated. Direct contact with the relevant debtor has been made and the Group is satisfied that payment will be received in full. Since balance date $1,515,000 of these past due amounts have been received.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

	Total $’000	0-30 Days $’000	30-60 Days $’000	> 60 Days $’000
At June 30, the ageing analysis of trade receivables past due is as follows:
2016 Consolidated	1,720	—	1,288	432
2015 Consolidated	255	—	127	128

11.	Inventories

	Consolidated
	2016 $’000	2015 $’000
Raw materials and stores	222	113
Work in progress	—	110
STCs	35	—
	257	223

Notes to the financial statements

12.	Other assets

	Consolidated
	2016 $’000	2015 $’000
Current
Prepayments [1]	767	110
Deposits	56	41
Other	13	—
	836	151

Non-current
Deposits	70	70

1 Includes insurance and upfront manufacturing licence fees.

13.	Discontinued operations

In December 2014, a number of subsidiaries of the Company and their respective subsidiaries were voluntarily liquidated. These subsidiaries were classified as ‘discontinued operations’ in the 2015 financial year. No operations are classified as discontinued in the 2016 financial year.

In August 2013, BlueNRGY’s 100% owned subsidiary Capacitor Technologies Pty Ltd was disposed of for $1,788,000 resulting in a loss on sale of $8,000.

	Consolidated
	2016 $’000	2015 $’000	2014 $’000
Current
Revenue	—	120	1,391
Other income [1]	—	20,227	3,165
Expenses	—	(1,006)	(7,780)
Profit/(loss) before income tax	—	19,341	(3,224)
Income tax expense	—	—	—
Profit/(loss) after income tax of discontinued operation	—	19,341	(3,224)

1 Other income in 2015 comprises debt forgiveness and extinguishment.

Notes to the financial statements

14.	Plant and equipment

	Consolidated
	2016 $’000	2015 $’000
Computer hardware & software
At cost	536	465
Accumulated depreciation	(416)	(315)
Total computer hardware & software	120	150

Motor vehicles
At cost	213	350
Accumulated depreciation	(145)	(257)
Total motor vehicles	68	93

Plant and equipment
At cost	2,581	2,558
Accumulated depreciation	(867)	(735)
Total plant and equipment	1,714	1,823

Furniture, fittings & office equipment
At cost	301	270
Accumulated depreciation	(245)	(213)
Total furniture, fittings & office equipment	56	57

Leased motor vehicles
At cost	391	411
Accumulated depreciation	(244)	(219)
Total leased motor vehicles	147	192

Leasehold improvements
At cost	114	114
Accumulated depreciation	(108)	(73)
Total leasehold improvements	6	41

Total property, plant and equipment
At cost	4,136	4,168
Accumulated depreciation	(2,025)	(1,812)
Total property, plant and equipment	2,111	2,356

Notes to the financial statements

14.	Plant and equipment (continued)

Reconciliation of carrying amounts at the beginning and end of the year

	Computer hardware & software $’000	Motor vehicles $’000	Plant & equipment $’000	Furniture, fittings & office equipment $’000	Leased motor vehicles $’000	Leasehold improve-ments $’000	Total $’000
Year Ended June 30, 2016
At July 1, 2015 net of accumulated depreciation and impairment	150	93	1,823	57	192	41	2,356
Foreign currency movement	—	2	2	10	—	—	14
Additions through Business Combination	60	—	19	33	—	—	112
Additions	12	—	11	2	33	—	58
Disposals	(1)	—	(8)	(5)	(9)	—	(23)
Depreciation charge for the year	(101)	(27)	(133)	(41)	(69)	(35)	(406)
At June 30, 2016 net of accumulated depreciation and impairment	120	68	1,714	56	147	6	2,111

Year Ended June 30, 2015
At July 1, 2014 net of accumulated depreciation and impairment	328	5	1,912	160	336	101	2,842
Additions through Business Combination	2	101	18	27	—	7	155
Additions	4	26	29	9	—	43	111
Disposals	(90)	(1)	(2)	(98)	(60)	(63)	(314)
Transfers	—	—	—	4	—	(4)	—
Depreciation charge for the year	(94)	(38)	(134)	(45)	(84)	(43)	(438)
At June 30, 2015 net of accumulated depreciation and impairment	150	93	1,823	57	192	41	2,356

Notes to the financial statements

15.	Goodwill and intangible assets

Reconciliation of carrying amounts at the beginning and end of the year

	Development costs $’000	Goodwill $’000	Total $’000
Year ended June 30, 2016
At July 1, 2015 net of impairment	212	13,804	14,016
Foreign currency movement	10	38	48
Additions through Business Combination [1]	—	3,733	3,733
Amortisation	(121)	—	(121)
At June 30, 2016 net of accumulated amortisation and impairment	101	17,575	17,676

At June 30, 2016
Cost (gross carrying amount)	360	29,032	29,392
Accumulated amortisation and impairment	(259)	(11,457)	(11,716)
Net carrying amount	101	17,575	17,676

Year ended June 30, 2015
At July 1, 2014 net of impairment	—	7,666	7,666
Additions through Business Combination [1]	260	12,338	12,598
Impairment charge	—	(6,200)	(6,200)
Amortisation	(48)	—	(48)
At June 30, 2015 net of accumulated amortisation and impairment	212	13,804	14,016

At June 30, 2015
Cost (gross carrying amount)	350	25,261	25,611
Accumulated amortisation and impairment	(138)	(11,457)	(11,595)
Net carrying amount	212	13,804	14,016

1 Refer to Note 21 for the details of business combinations.

Goodwill

Goodwill is allocated to the Group’s cash-generating units (‘CGUs’) identified to the operating segments. A segment-level summary of the goodwill is presented below:

	Consolidated
	2016 $’000	2015 $’000

Solar PV	4,654	4,654
Monitoring &Performance Analytics	11,755	7,984
Parmac	1,166	1,166
	17,575	13,804

The Group performs its impairment testing as at 30 June each year or more frequently where there are indicators of impairment. In conducting this review of goodwill, the Group has considered the results of two valuation approaches: 1) value-in-use calculations; and 2) the relationship between the Company’s market capitalisation (based on the implied capitalisation from the most recent equity issues) and its book value.

At June 30, 2015, an impairment charge of $6,200,000 was recorded against the Solar PV CGU goodwill based on the value in use calculations performed. There is no impairment in 2016.

Notes to the financial statements

15.	Goodwill and intangible assets (continued)

Key assumptions used in value in use calculations

The recoverable amount of the CGUs based on a value in use calculation uses cash flow projections as at 30 June of the reporting period based on financial budgets.

The calculation of value-in-use relies upon the following assumptions:

	Monitoring & Performance Analytics	Solar	Parmac

Pre-tax discount rate	19.51%	19.51%	19.51%
Perpetuity growth rate	5%	2%	3%

The calculation of value in use is most sensitive to the following assumptions:

●	earnings before interest, tax, depreciation & amortisation (EBITDA);
●	discount rates; and
●	growth rate used to extrapolate cash flows beyond the budget period.

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

Sensitivity to changes in value-in-use assumptions - The implications of the key assumptions on the carrying values are shown below:

Input	Sensitivity Applied	Monitoring & Performance Analytics $’000	Solar $’000	Parmac $’000

EBITDA	25% shortfall in EBITDA achievement	(744)	—	—
Discount rate	3% increase to discount rate applied	—	—	—
Growth rate	Long term growth rate of 0%	—	—	—

Notes to the financial statements

16.	Trade and other payables

	Consolidated
	2016 $’000	2015 $’000
Current
Trade payables	5,340	3,178
Deferred revenue	1,164	46
Accruals and other payables	2,660	2,327
	9,164	5,551

Fair value

Due to the short-term nature of these payables, their carrying value is assumed to approximate their fair value.

17.	Interest-bearing loans and borrowings

		Consolidated
	Note	2016 $’000	2015 $’000
Current - secured
Other loans [1]		592	1,229
Finance leases	26	106	77
Current – unsecured
Other loans		—	1,102
		698	2,408
Non-current – secured
Other loans [2]		5,184	—
Finance leases	26	118	156
Preference shares [4]		1,839	4,436
Non-current – unsecured
Other loans [3]		3,138	—
		10,279	4,592

CURRENT BORROWINGS

1 Other loans – secured

The other loans – secured balance as at June 30, 2016 consists of two third-party loans, provided to subsidiaries within the Group. All of the obligations under these secured agreements are non-recourse to the Group’s parent company.

An amount of $515,000 (US$383,000) is secured by the borrower’s right, title and interest in and to all of the tangible and intangible property of Green Earth Developers LLC. Interest is payable on this loan at the rate of 6% per annum. The loan is repayable on the tenth business day following receipt of written notice from the lender of such a demand. As at the date of this report, no such demand had been received from the lender.

An amount of $177,000 (US$131,000) is secured by the borrower’s right, title and interest to all its assets of Draker. Interest is payable on this loan at 2% per annum. The loan amortises on a straight line basis and matures on November 7, 2018. An amount of $77,000 (US$58,000) is classified as current with the balance of $100,000 (US$73,000) classified as non-current.

Notes to the financial statements

17.	Interest-bearing loans and borrowings (continued)

NON-CURRENT BORROWINGS

2 Other loans – secured

The other loans – secured balance as at June 30, 2016 consists of three third-party loans, provided to the parent company and subsidiaries within the Group. Refer to other loans – secured for details of the $100,000 loan.

An amount of $889,000 (US$662,000) is secured by the borrower’s right, title and interest to all receivables of Parmac. Interest is currently payable on this loan at 2% per month. The loan matures on October 30, 2017. The lender is an affiliate of Mr. William Morro.

An amount of $4,195,000 (US$3,124,000) is secured by the borrower’s right, title and interest to all the assets of Parmac and Draker. Interest is currently payable on this loan at 10% per annum. The loan matures on October 30, 2017.

3 Other loans – unsecured

The other loans – unsecured balance as at June 30, 2016 consists of two third-party loans, provided to the parent company and subsidiaries within the Group.

An amount of $2,320,000 (US$1,727,000) is unsecured and has a maturity date of October 30, 2017. The lender is an affiliate of Mr. William Morro. Interest is payable on this loan at the rate of 15% per annum from the date of any advance through to the repayment date. The Company grants the lender the right to exchange any or all of the outstanding amounts payable under the note for ordinary shares at a price per share of US$3.028, subject to adjustment for share splits and consolidations.

An amount of $818,000 is unsecured and has a maturity date of October 30, 2017. Interest is payable on this loan at the rate of 6% per annum. This loan was provided by Washington H. Soul Pattinson & Co. Ltd. (‘WHSP’), a significant shareholder in the parent company.

4 Preference Shares

On execution of the Deed of Company Arrangement on December 24, 2014, two of the Group’s subsidiaries Parmac Air-Conditioning and Mechanical Services Pty Limited (‘Parmac’) and Chatham Island Wind Limited (‘CIWL’) issued 3,600,000 US$1.00 non-voting, redeemable preference shares (‘RPS’). The RPS are convertible into Company ordinary shares in whole or in part at any time after June 30, 2015 at a price of US$3.028 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company. At June 30, 2015 the Parmac and CIWL RPS were classified as a liability on the Statement of Financial Position as there existed an obligation for the issuer to deliver either cash or another financial asset to the holder in the event of a Mandated Sale.

The CIWL RPS will receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. Subsidiary Preference Shares are redeemable by the Company, in whole or in part, at the Company’s sole election. The holder of the RPS may, at its discretion, force redemption through the sale of CIWL if the RPS have not been converted or redeemed by December 31, 2017 (a ‘Mandated Sale’). The CIWL RPS are subject to a conversion restriction if the Chatham Island Project contract with Chatham Islands Electricity Limited is terminated.

During the financial year ended June 30, 2016 the Parmac RPS were restructured to remove the annual dividend entitlement and to remove the forced redemption mechanism under any circumstances. As a result of these amendments, the Parmac RPS have been reclassified to equity at June 30, 2016 (refer Note 19).

Fair values and risk exposures

The carrying amount of the Group’s current and non-current borrowings approximates their fair values. Details of the Group’s exposure to risks arising from the current and non-current borrowings relating to interest rate and foreign exchange risk are set out in Note 22.

Notes to the financial statements

18.	Provisions

	Consolidated
	2016 $’000	2015 $’000

Current
Employee entitlements	582	335

Non-current
Employee entitlements	57	67

19.	Contributed equity

	Consolidated
	2016 $’000	2015 $’000
Owners of the Parent
Ordinary share capital, issued and fully paid	147,781	144,338
Class B Preferred shares, issued and fully paid	781	781
	148,562	145,119
Non-controlling interests	11,594	—
	160,156	145,119

On December 17, 2015 the Company effected an 80:1 consolidation of its ordinary shares in accordance with the authorisation of shareholders granted at its Extraordinary General Meeting held on March 12, 2015. All contributed equity, stock option and warrant exercise prices per ordinary share and all convertible note conversion prices per share, for all periods presented, have been adjusted to reflect the consolidation.

	2016		2015
	Number of shares	$’000	Number of shares	$’000
Movement in ordinary shares
Balance at the beginning of the year	5,142,580	144,338	58,977	120,323
Issue of shares under share purchase agreements	660,507	2,766	816,546	3,135
Issue as consideration for business combinations	—	—	2,014,342	9,135
Reorganisation – shares issued	—	—	1,200,362	4,577
Issue in exchange for debt or services	153,366	684	103,012	1,178
Issue from conversion of Class A preferred shares	—	—	7,344	2,509
Issue from conversion of Class B preferred shares	—	—	643,108	2,792
Gain on consolidation of shares	—	—	1,663	—
Reorganisation – shares not yet issued	—	—	297,226	1,133
Transaction costs	—	(7)	—	(444)
Balance at the end of the year	5,956,453	147,781	5,142,580	144,338

Movement in Class A preferred shares on issue
Balance at the beginning of the year	—	—	435	4,643
Conversion to ordinary shares	—	—	(235)	(2,509)
Conversion to Class B preferred shares	—	—	(200)	(2,134)
Balance at the end of the year	—	—	—	—

Movement in Class B preferred shares on issue
Balance at the beginning of the year	600	781	—	—
Issue of Class B preferred shares	—	—	4,285	2,775
Conversion from Class A preferred shares	—	—	200	2,134
Conversion to ordinary shares	—	—	(2,484)	(2,792)
Dividends reinvested	—	—	99	257
Forfeiture on Administration	—	—	(1,500)	(1,593)
Balance at the end of the year	600	781	600	781

Movements in Subsidiary Preference shares on issue
Balance at beginning of the year	—	—	—	—
Issue of Subsidiary Preference shares	6,500	8,763	—	—
Reclassification from interest bearing borrowings	2,200	2,831	—	—
Balance at the end of the year	8,700	11,594	—	—

Notes to the financial statements

19.	Contributed equity (continued)

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

Class B Preferred Shares

Class B Preferred Shares have a liquidation preference over the Company’s Ordinary shares, are non-voting (except with respect to any Class B Preferred Stock matters) and are convertible at any time into Ordinary shares, in whole or in part, at each holder’s option. The number of Ordinary shares into which each Class B Preferred Share is convertible is determined by dividing the face value of each Class B Preferred Share plus accrued but unpaid dividends by US$3.028 Class B Preferred Shares have a right to receive dividends on March 31, June 30, September 30 and December 31 each year at an annual rate calculated on the face value of 8% from the date of issuance through January 31, 2015, after which date no dividends shall accrue. Dividends may be paid, at the Company’s option, in cash or ordinary shares. The Class B Preferred Shares are redeemable by the Company, in whole or in part, at the Company’s sole election.

Subsidiary Preferred Shares

Subsidiary Preferred Shares classified as equity have been issued by three of the Company’s wholly owned subsidiaries: Parmac Air-Conditioning and Mechanical Services Pty Limited (‘Parmac’), Draker Corporation (‘Draker Corp.’) and IHL Acquisition Co Pty Ltd (‘IHL’). The Parmac Subsidiary Preferred Shares were restructured during the financial year ended June 30, 2016 to align their terms with the Subsidiary Preferred Shares issued by Draker Corp. and IHL. Accordingly the Parmac Subsidiary Preferred Shares have been reclassified from non-current liabilities (as categorised at June 30, 2015) to equity at June 30, 2016.

The Subsidiary Preferred shares are redeemable solely at the Company’s option for cash at face value. The preference shares are convertible by the holder into BlueNRGY Group Limited ordinary shares at US$3.028 at any time. No dividends accrue on the preference shares. There is no recourse to the group’s parent company in relation to the Subsidiary Preferred Shares.

The Subsidiary Preferred Shares have no voting rights other than the shares issued by Parmac which have voting rights in relation to matters affecting the terms of those preferred shares.

Share options

Options over ordinary shares: The following options to purchase fully paid ordinary shares in the Company were outstanding at June 30:

Year ended June 30, 2016
Grant Date	Expiry Date	Exercise Price ($)	Balance at beginning of the year No.	Granted during the year No.	Exercised during the year No.	Forfeited during the year No.	Vested and exercisable at end of the year No.

31/05/12	30/05/17	312.00	1,472	—	—	—	1,472
12/12/12	12/12/17	1,272.00	50	—	—	—	50
12/12/12	12/12/17	312.00	148	—	—	—	148
30/12/12	30/12/17	1,272.00	540	—	—	—	540
13/02/13	30/05/17	312.00	1,925	—	—	—	1,925
18/06/14	15/12/19	427.20	905	—	—	—	905
31/12/15	31/12/18	6.26	—	495,377	—	—	495,377
Total			5,040	495,377	—	—	500,417

Notes to the financial statements

19.	Contributed equity (continued)

Share options (continued)

Year ended June 30, 2015
Grant Date	Expiry Date	Exercise Price ($)	Balance at beginning of the year No.	Granted during the year No.	Exercised during the year No.	Forfeited during the year No.	Vested and exercisable at end of the year No.

01/11/11	31/12/14	6,000.00	15	—	—	(15)	—
28/05/12	28/05/15	660.00	834	—	—	(834)	—
31/05/12	30/05/17	312.00	1,472	—	—	—	1,472
12/12/12	12/12/17	1,272.00	50	—	—	—	50
12/12/12	12/12/17	312.00	148	—	—	—	148
30/12/12	30/12/17	1,272.00	540	—	—	—	540
13/02/13	30/05/17	312.00	1,925	—	—	—	1,925
18/06/14	15/12/19	427.20	905	—	—	—	905
Total			5,889	—	—	(849)	5,040

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

20.	Reserves

	Consolidated
	Share options reserve $’000	Translation reserve $’000	Total $’000
At July 1, 2015	2,104	(411)	1,693
Current year translation	—	(35)	(35)
Share based payments	29	—	29
Release of foreign currency translation reserve on dissolved subsidiary	—	72	72
Transfer to accumulated losses on expiration of options	(562)	—	(562)
At June 30, 2016	1,571	(374)	1,197

At July 1, 2014	3,336	(35)	3,301
Current year translation	—	(376)	(376)
Transfer to retained profits/(accumulated losses) on expiration of options	(1,232)	—	(1,232)
At June 30, 2015	2,104	(411)	1,693

Notes to the financial statements

20.	Reserves (continued)

Share options reserve

The share options reserve is used to record the value of share based payments provided to employees and directors as part of their remuneration and options granted as part of borrowing agreements. 495,377 options were granted during 2016 (2015: Nil). The reserve also records the re-pricing of options previously issued.

Translation reserve

Exchange differences arising on translation of a foreign controlled entity are recognised in other comprehensive income as described in Note 2(g) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

21.	Business combinations

Acquisition of Draker Corporation

On September 14, 2015, the Company formed a new U.S. subsidiary that entered into a material definitive agreement pursuant to which it acquired, on September 16, 2015 (the “Draker Transaction”), the monitoring platform, accounts receivable, inventory, plant and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the Draker Transaction, the Company’s acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the Draker name.

Draker provides equipment and monitoring services to measure the performance of PV Solar generation installations and is included in our Monitoring & Performance Analytics CGU.

Details of purchase consideration, net liability acquired and goodwill at acquisition date are as follows

Purchase consideration	Total USD $’000	Total AUD $’000

Total cash purchase consideration	2,158	2,975

Assets & liabilities acquired	Cost USD $’000	Fair value USD $’000	Total AUD $’000
Trade receivables	565	565	780
Inventories	200	200	276
Fixed assets	84	84	112
Total assets	849	849	1,168

Supplier arrangement costs	—	147	199
Historical warranty	—	150	208
Customer servicing costs	—	113	156
System rectification costs	—	819	1,129
Loan assumed	170	170	234
Net assets / (liability)	679	(550)	(758)

Goodwill on acquisition		2,708	3,733

Notes to the financial statements

21.	Business combinations (continued)

Acquisition of BlueNRGY LLC

On January 27, 2015 the Company completed the acquisition of 100% of shares issued by BlueNRGY LLC, a US based provider of performance monitoring, data analytics and operations and maintenance services for renewable energy projects. BlueNRGY LLC forms part of the Monitoring and Performance Management CGU.

Details of purchase consideration, net liability acquired and goodwill at acquisition date are as follows:

Purchase consideration	Quantity	Price	Total USD $’000	Total AUD $’000

Shares - restricted	1,927,175	3.028	5,835	7,349
Total purchase consideration			5,835	7,349

Assets & liabilities acquired		Cost USD $’000	Fair value USD $’000	Total AUD $’000
Cash & cash equivalents		54	54	68
Trade & other receivables		49	49	62
Inventory		20	20	25
Development costs, patents and fixed assets		265	265	335
Other receivables		5	5	4
Total assets		393	393	494

Accounts payable		533	533	671
Borrowings		53	353	445
Net liability		(193)	(493)	(622)

Goodwill on acquisition			6,328	7,971
Translation adjustment at balance date				13
Goodwill at balance date				7,984

Notes to the financial statements

21.	Business combinations (continued)

Acquisition of Green Earth Developers LLC

On July 7, 2014 the Company completed the acquisition of 100% of shares issued by Green Earth Developers LLC (‘GED’) through a wholly owned US subsidiary CBD Acquisition Holdings Inc. GED is US based and is recognised for delivering high-quality, turnkey renewable energy projects, with a focus on large commercial and utility-scale solar projects. GED forms part of the Solar CGU.

Details of purchase consideration, net liability acquired and goodwill at acquisition date are as follows:

Purchase consideration	Quantity	Price	Total USD $’000	Total AUD $’000

Cash			1,500	1,603
Shares - restricted	416,666	3.35	1,396	1,492
Total purchase consideration			2,896	3,095

Assets & liabilities acquired		Cost USD $’000	Fair value USD $’000	Total AUD $’000
Cash & cash equivalents		255	255	273
Trade & other receivables		345	345	368
Work in progress		374	374	399
Fixed assets		79	79	85
Other receivables		144	—	—
Total assets		1,197	1,053	1,125

Accounts payable		1,499	1,499	1,602
Net liability		(302)	(446)	(477)

Goodwill on acquisition			3,342	3,572
Translation adjustment at balance date				782
Goodwill at balance date				4,354

22.	Financial risk management objectives and policies

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

Notes to the financial statements

22.	Financial risk management objectives and policies (continued)

(a)	Interest rate risk

The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk only if the borrowings are carried at fair value, which is not the Group’s policy. There were no variable rate borrowings in 2016 (2015: Nil).

At reporting date, the Group had the following net exposure to variable interest rate risk:

	Consolidated
	2016 $’000	2015 $’000

Cash and cash equivalents	285	482

The Group’s policy is to manage its finance costs using a mix of fixed and variable rate debt. At June 30, 2016, the Group had borrowings of $10,977,000 (2015: $7,000,000). Where applicable, borrowings which attract interest do so at a fixed interest rate. The Group constantly analyses its interest rate exposure. Within this analysis, consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates. The Group’s fixed rate borrowings comprising the other loans and the convertible notes are carried at amortised cost.

Given the levels of cash holdings in both 2016 and 2015, a 1% movement in interest rates, with all other variables held constant, would have an immaterial impact.

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities, borrowings, and financial assets.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars was as follows:

	USD $’000	AUD $’000	Other [1] $’000	Total $’000
2016
Cash and cash equivalents	223	65	(3)	285
Trade and other receivables	2,389	10,056	2	12,447
Trade and other payables	(6,143)	(2,835)	(186)	(9,164)
Borrowings	(9,934)	(1,043)	—	(10,977)

2015
Cash and cash equivalents	142	304	36	482
Trade and other receivables	68	2,727	6	2,801
Trade and other payables	(2,456)	(3,007)	(88)	(5,551)
Borrowings	(6,767)	(233)	—	(7,000)

1 Other comprises of foreign currencies GBP, EUR and NZD.

Notes to the financial statements

22.	Financial risk management objectives and policies (continued)

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in the US dollar against the AUD exchange rate, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

		USD
	Change in rate	Effect on profit before tax $’000	Effect on equity $’000
2016	+10%	1,224	857
	-10%	(1,496)	(1,047)

2015	+10%	444	311
	-10%	(543)	(380)

The Group does not apply hedge accounting. At June 30, 2016 and 2015, no forward contracts were in place.

(c)	Price risk

The Group has no significant exposure to price risk.

(d)	Credit risk

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

Notes to the financial statements

22.	Financial risk management objectives and policies (continued)

(e)	Liquidity risk

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

The remaining contractual maturities of the Group’s financial liabilities are:

	Less than 6 months $’000	6-12 months $’000	Between 1-2 years $’000	Between 2-5 years $’000	Total contractual cash flows $’000	Carrying amount of liability $’000
2016
Trade and other payables	9,164	—	—	—	9,164	9,164
Borrowings	592	—	10,161	—	10,753	10,753
Finance leases	89	31	90	42	252	224

2015
Trade and other payables	5,551	—	—	—	5,551	5,551
Borrowings	6,767	—	—	—	6,767	6,767
Finance leases	45	49	82	91	267	233

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

23.	Related party disclosures

(a)	Subsidiaries

The consolidated financial statements include the financial statements of BlueNRGY Group Limited and the material subsidiaries listed in the following table.

				% Equity Interest
Name	Country of Incorporation	Principal Activity	2016	2015	2014
BlueNRGY Group Limited	Australia	Holding company	100	100	100
Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100	100	100
BlueNRGY Renewable Solutions Pty Ltd	Australia	Solar	100	100	100
BlueNRGY LLC [1]	USA	Performance analytics	100	100	—
Green Earth Developers LLC [2]	USA	Solar	100	100	—
Draker Corporation [3]	USA	Performance analytics	100	—	—
Chatham Island Wind Ltd	New Zealand	Special purpose vehicle	100	100	100

1 acquired January 27, 2015

2 acquired July 1, 2014

3 formed September 14, 2015

Transactions between the Company and its subsidiaries principally arise from the granting of loans and the provision of management and administration services. All transactions undertaken during the financial year with subsidiaries are eliminated in the consolidated financial statements.

(b)	Ultimate parent

BlueNRGY Group Limited is the ultimate Australian parent entity and the ultimate parent of the Group.

Notes to the financial statements

23.	Related party disclosures (continued)

(c)	Key management personnel

Details relating to key management personnel, including transactions with key management personnel and remuneration paid, are included in Note 24.

Note 31 discloses an off balance sheet transaction with an affiliate of Mr. Morro.

(d)	Terms and conditions of transactions with related parties

Sales to and purchases from related parties are made in arm’s length transactions both at normal market prices and on normal commercial terms unless otherwise stated.

24.	Key management personnel

(a)	Compensation for key management personnel

	Consolidated
	2016 $	2015 $	2014 $

Short-term employee benefits	1,483,414	1,537,961	1,823,534
Post-employment benefits	32,682	43,095	75,355
Total compensation	1,516,096	1,581,056	1,898,889

(b)	Shareholdings of key management personnel

Shares held in BlueNRGY Group Limited (number)

	Balance at July 1	Granted as remuneration	On exercise of Options	Net other change	Balance at June 30
2016
Directors
C. Botto	19,691	—	—	—	19,691
W. Morro	292,282	63,543	—	—	355,825
Y. Cotrel	612,806	—	—	—	612,806
J. Donohue [1]	19,512	—	—	(19,512)	—

Executives
E. Cotrel	407,017	80,582	—	(41,612)	445,987
R. Pillinger	62,500	—	—	—	62,500
Total	1,413,808	144,125	—	(61,124)	1,496,809

2015
Directors
G. McGowan [1]	3,443	—	—	(3,443)	—
C. Botto	187	—	—	19,504	19,691
W. Morro	381	—	—	291,901	292,282
T. Barlow [1]	189	—	—	(189)	—
Y. Cotrel	—	—	—	612,806	612,806
J. Chapple [2]	—	—	—	—	—
J. Donohue [3]	—	—	—	19,512	19,512

Executives
J. Greer [1]	232	—	—	(232)	—
E. Cotrel	—	—	—	407,017	407,017
R. Pillinger	—	—	—	62,500	62,500
Total	4,432	—	—	1,409,376	1,413,808

Notes to the financial statements

24.	Key management personnel (continued)

1 Changes for Messrs Donohue, McGowan, Barlow and Greer relate to their respective resignations.

2 Mr. Chapple was appointed and resigned as a Director during the course of the year to June 30, 2015. At the time of his resignation, Mr. Chapple held 10,625 ordinary shares in BlueNRGY directly and an entity in which he has a beneficial interest held 198,152 ordinary shares.

3 Excludes 96,536 ordinary shares held by an entity in which Mr. Donohue has a beneficial interest.

(c)	Loans to key management personnel

There were no loans to directors or key management personnel during the year ended June 30, 2016 (2015: None).

(d)	Loans from key management personnel

Related Parties

An entity related to Mr. William Morro loaned a total of A$2,080,000 (US$1,549,000) to the Group (2015:A$370,000 (US$284,000)). The loan, unanimously approved by the Company’s Board, matures on October 31, 2017 and may be repaid earlier at the Company’s sole discretion. The loan is convertible into Ordinary Shares at a conversion price of US$3.028 per share and interest is payable at a rate of 15% per annum. The loan may be assigned to another qualified party at the lender’s discretion. At June 30, 2016 interest of A$240,000 (US$178,000) had accrued, but not been paid, on the loan (2015:A$8,880 (US$6,814)).

(e)	Other transactions and balances with key management personnel and their related parties

During the financial year ended June 30, 2016, the Group transacted with related entities of directors, other than in their capacity as director, as follows:

●	In April 2015, one of the Group’s subsidiaries, Parmac, secured a line of credit with an affiliate of William Morro for up to US$0.5 million. As of June 30, 2016 and 30 June 2015, the facility was fully drawn. Refer Note 17.

●	In March 2016, two of the Group’s subsidiaries, Parmac and Draker Corp, secured individual lines of credit with an affiliate of William Morro for up to US$1.5 million each (US$3 million in aggregate). As of June 30, 2016, interest of A$166,000 (US$ 124,000) had accrued, but not been paid, on the loan and the facilities were fully drawn. Refer Note 17[2].

●	The following Directors and Executives exchanged accrued unpaid salary for ordinary shares under an Exchange Agreement as follows:

Director	Salary exchange A $	Salary exchange US $	Exchange price per share US $	Number of ordinary shares issued
Mr. William Morro	264,147	192,406	3.028	63,543
Mr. Emmanuel Cotrel	334,978	244,000	3.028	80,582

●	Subsidiary Preferred Shares were issued, or contracted to be issued, by two of the Group’s subsidiaries, Draker Corp and IHL Acquisition Co Pty Ltd, to an affiliate of William Morro with a total face value of US$6,500,000. Refer Note 19 for the terms of the Subsidiary Preferred Shares.

During the financial year ended June 30, 2015, the Group transacted with related entities of directors, other than in their capacity as director, as follows:

●	The following Directors, or their related entities, subscribed to purchase ordinary shares under a Securities Purchase Agreement as follows:

Director	Subscription amount A $	Subscription amount US $	Subscription price per share US $	Number of ordinary shares issued
Mr. Yves-Regis Cotrel	572,298	450,000	3.028	148,613
Mr. William Morro	752,599	600,000	3.028	198,151

Notes to the financial statements

24.	Key management personnel (continued)

(e)	Other transactions and balances with key management personnel and their related parties (continued)

●	The following Directors and Executives, or their related entities, who were shareholders in BlueNRGY LLC at the time of its acquisition by the Company were issued ordinary shares under the Purchase Agreement as follows. This transaction occurred before these individuals were appointed the Board of Directors or as Executives of the Company:

Director	Number of ordinary shares issued
Mr. Yves-Regis Cotrel [1]	453,568
Mr. Emmanuel Cotrel [2]	239,137
Mr. Jack Donohue [3]	30,799

[1]	Included in the shares issued to Mr. Yves-Regis Cotrel were 99,575 shares issued in exchange for a loan of US$301,513 Mr. Cotrel had provided to BlueNRGY LLC prior to its acquisition by the Company. The exchange price was US$3.028 per share.
[2]	Excludes 92,880 shares owned by Rymes Investment Company in which both Yves-Regis Cotrel and Emmanuel Cotrel share an ownership.
[3]	Includes allocation of 87,651 shares owned by Coastalview Partners in which Mr. Donohue holds a 25% interest

●	The share purchase agreement with BlueNRGY LLC included provisions whereby 300,625 ordinary shares were allocated upon consummation of the acquisition to company executives, key employees and advisors and nominated directors (subsequently confirmed) as a performance incentive. Those allocations are as follows:

Number of ordinary shares issued
Director
Mr. William Morro	93,750
Mr. Carlo Botto	18,750
Mr. John Chapple	10,625
Mr. Jack Donohue	10,625
Mr. Yves-Regis Cotrel	10,625

KMP
Mr. Emmanuel Cotrel	75,000
Mr. Richard Pillinger	62,500

●	During the financial year ending June 30, 2015 TRW Holdings Pty Ltd, an entity in which Mr. Gerry McGowan had a direct interest, received payments for executive services provided by Mr. McGowan and for reimbursement of travel expenses and other operating disbursements incurred on behalf of the company. The total amount paid or payable to TRW Holdings Pty Ltd including GST for services other than the services of Mr. McGowan acting as Managing Director was $121,300. All the payments made in 2015 were made outside of the Company’s customary approval processes and were purported by Mr. McGowan to be for reimbursement of costs incurred on behalf of the company paid by TRW Holdings Pty Ltd. The Company has not been provided with adequate documentation by Mr. McGowan or TRW Holdings Pty Limited to determine whether or not these costs represent bona fide costs incurred on behalf of the Company. These payments were recognised as an expense in profit or loss for the year ended June 30, 2014.

Notes to the financial statements

25.	Share-based payments

(a)	Recognised share-based payment expenses

The expense relating to options is shown in the table below:

	Consolidated
	2016 $’000	2015 $’000

Expense arising from equity-settled share-based payment financing transactions	29	—

(b)	Types of share-based payments

There were 495,377 unlisted options issued during the year ended June 30, 2016 (2015: Nil). These relate to the warrants on Subsidiary preference shares.

(c)	Summaries of options granted as share based payments

The following table illustrates the number (“No.”) and weighted average exercise prices (“WAEP”) of, and movements in, share options issued during the year:

	2016	2016	2015	2015
	No.	WAEP $	No.	WAEP $

Outstanding at the beginning of the year	5,040	445.07	5,889	489.66
Granted during the year	495,377	6.26	—	—
Expired during the year	—	—	(849)	(754.35)
Outstanding at the end of the year	500,417	10.68	5,040	445.07

(d)	Option pricing model

The fair value of the equity-settled share options granted for the year ended June 30, 2016 were estimated as at the date of grant using a Black-Scholes model taking into account the terms and conditions upon which the options were granted. The fair value was derived from the Black-Scholes model using the closing share price of BlueNRGY Group Limited ordinary shares on grant date, Australian Government Long-term bond interest rates as published by the Reserve Bank of Australia as a proxy for the risk-free interest rate, having regard for the bond maturity that is most closely aligned to the period of time remaining until the options expiry date, and the option exercise prices and quantities as noted above.

The model inputs for options granted during the year ended June 30, 2016 included:

Number of options granted	495,377
Consideration for options granted	A$Nil
Exercise price	US$4.54
Grant date	Dec 31, 2015
Expiry date	Dec 31, 2018
Share price at grant date	US$3.03
Expected price volatility of the Company’s shares	70%
Expected dividend yield	0%
Risk-free interest rate	1.95%

The expected price volatility is based on the historical two-year volatility of the Company’s share price.

Notes to the financial statements

26.	Commitments

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

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

	Consolidated
	2016 $’000	2015 $’000

Within one year	401	502
After one year but not more than five years	277	128
Total minimum lease payments	678	630

Finance lease commitments - Group as lessee

The finance leases relate to the leasing of motor vehicles. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Consolidated
	2016 $’000	2015 $’000

Within one year	120	94
After one year but not more than five years	132	173
Total minimum lease payments	252	267
Less amounts representing finance charges	(28)	(34)
Present value of minimum lease payments	224	233

Current liability	106	77
Non-current liability	118	156
Total	224	233

Notes to the financial statements

27.	Contingent liabilities

Share purchase commitment

The Company has exercised a Share Purchase Right to acquire the balance of equity interests of Inaccess Holdings Ltd. (“IHL”) that it doesn’t already own in a two-step transaction (refer Note 28). Under the Share Purchase Right, the remaining shares will be acquired at a price that would value 100% of the IHL equity in a range from €16.1 million (A$24.03 million) to €17.8 million (A$26.57 million). The Company is obligated to fund the first stage of the transaction in January 2017 and the second stage in July 2017. Consideration will be paid in a combination of ordinary shares of the Company and/or cash.

Legal proceedings

In December 2014 a class action securities suit was filed in a US federal court against the Company, various current and former officers and directors, the underwriters of an equity raising conducted by the Group in 2014 and the previous auditors of the Group. In August 2015, the Complaint was amended to include one of the Group’s continuing subsidiaries, CBD Energy (USA) Limited (‘USA Ltd’). The Complaint is in relation to shares issued by the Group to the public in October 2014, and the lodgement and later withdrawal of the financial reports for the years ended 30 June 2012 and 2013 signed by Directors on 2 November 2012 and 27 November 2013 respectively due to errors identified by Directors and the previous auditors. A claim has not been quantified in the Complaint. The Complaint against the parent entity was extinguished pursuant to the terms of the DOCA. USA Ltd and the relevant current and former Directors and Officers of the parent entity are covered by an insurance policy for such claims, however, the policy includes a retained exposure for USA Ltd of US$250,000 (A$337,000) and a maximum insured amount. Further legal costs and any retained exposure determined as being payable in relation to the Complaint against USA Ltd may need to be funded in part or in whole by the Group. The outcome of the potential action cannot be determined at this time, and a liability has not been recognised in these financial statements in relation to the Complaint.

Chatham Island Dispute

The Chatham Island project is not currently operating due to a dispute with the counterparty to the power purchase agreement, Chatham Island Electricity Limited (“CIEL”) as a result of the placement of BlueNRGY Group Limited into voluntary administration in November 2014. CIEL is seeking to terminate its power purchase agreement with BlueNRGY Group Limited’s subsidiary, Chatham Islands Wind Ltd (“CIWL”), and acquire the assets in accordance with contractual rights in the agreements between CIEL and CIWL. Under the terms of the agreements, the purchase price of the assets can be negative which could result in an amount being payable by CIWL to CIEL. The outcome of the dispute cannot be determined at this time, and a liability has not been recognised in these financial statements in relation to the dispute.

Notes to the financial statements

28.	Events after the balance sheet date

Transactions

The Company subscribed to €3.25 million (A$4.8 million) of preferred shares (‘Preferred Shares’) of Inaccess Holdings Ltd (‘IHL’) on July 7, 2016. IHL is a UK company that provides hardware and software systems for monitoring and controlling the performance of distributed renewable energy and telecom facilities worldwide. At the time of the Preferred Share subscription, the Preferred Shares were convertible into 20% of the IHL ordinary equity interests, although subsequent repurchases of its ordinary shares by IHL boosted this percentage to approximately 23%. The rights and designations of the Preferred Shares make such shares senior to other classes of IHL equity, provide for a preferential payout upon liquidation equal to the subscription price and entitle the holder thereof to a board seat.

On September 15, 2016 the Company exercised a Share Purchase Right to acquire the balance of equity interests of IHL that it doesn’t already own in a two-step transaction. Under the Share Purchase Right, the remaining shares will be acquired at a price that would value 100% of the IHL equity in a range from €16.1 million (A$24.03 million) to €17.8 million (A$26.57 million). The Company is obligated to fund the first stage of the transaction in January 2017 and the second stage in July 2017. Consideration will be paid in a combination of ordinary shares of the Company and/or cash.

29.	Parent entity information

(a)	Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2016 $’000	2015 $’000
Current assets	373	219
Total assets	12,337	10,774
Current liabilities	(2,152)	(2,526)
Total liabilities	(5,282)	(2,551)
Net assets	7,055	8,223

Issued capital	148,562	145,119
Accumulated losses	(143,079)	(139,000)
Reserves	1,572	2,104
Total shareholders’ equity	7,055	8,223

(Loss)/profit of the parent entity	(4,200)	12,539

(b)	Guarantees entered into by the parent entity

As at June 30, 2016, the parent entity had no financial guarantees in place (2015: Nil).

(c)	Contractual commitments for the acquisition of property, plant or equipment

As at June 30, 2016, the parent entity had no contractual commitments for the acquisition of property, plant or equipment (2015: Nil).

Notes to the financial statements

30.	Auditors’ remuneration

The auditor of BlueNRGY Group Limited is HLB Mann Judd.

	Consolidated
	2016 $	2015 $
Amounts paid or payable to HLB Mann Judd
- an audit or review of the financial statements of the entity	135,000	300,000
- non audit services (tax compliance)	8,000	—
	143,000	300,000
Amounts paid or payable to a network firm of HLB Mann Judd
- an audit of the financial statements	36,723	—

31.	Asset holding arrangement

In April 2016, one of the Group’s subsidiaries, Draker Corp. (‘Draker’), entered into an agreement with an affiliate of Mr. William Morro (‘Affiliate’), whereby Draker formed a special purpose subsidiary (‘SPV’) to acquire and hold certain assets on behalf of the Affiliate until directed by the Affiliate to resell or dispose of the assets. Under the terms of the agreement, Draker has no control over the assets, nor does it have any legal or financial recourse from holding those assets. At the date of this report, the SPV no longer holds these assets on behalf of the Affiliate and has no liability to the Affiliate.

ITEM 19. EXHIBITS

Exhibit		Incorporated by Reference			Filed or Furnished
Number	Exhibit Description	Form	Exhibit	Filing Date	Herewith
1.1	Constitution, as amended, dated December 20, 2000	20-F	1.1	1/30/2014
1.2	Certificate of Registration dated March 11, 2010.	20-F	1.2	1/30/2014
1.3	Certificate of Registration on Change of Name dated March 20, 2015.	20-F	1.3	6/1/2015
4.1	CBD Energy Limited 2014 Equity Plan	F-1/A	10.25	05/09/2014
4.2	Form of Securities Purchase Agreement, dated as of July 25, 2014	6-K	99.1	7/30/2014
4.3	Form of Warrant, dated as of July 25, 2014	6-K	99.2	7/30/2014
4.4	First Amendment to Securities Purchase Agreement, made as of August 19, 2014.	6-K	99.1	8/30/2014
4.5	Deed of Company Arrangement of CBD Energy Limited, dated December 24, 2014.	6-K/A	10.1	1/29/2015
4.6	Deed of Variation of the Deed of Company Arrangement of CBD Energy Limited, dated January 27, 2015.	6-K/A	10.2	1/29/2015
4.7	Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated December 24, 2014.	6-K/A	10.3	1/29/2015
4.8	Deed of Variation of the Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated January 27, 2015.	6-K/A	10.4	1/29/2015
4.9	Amended and Restated Membership Interest Purchase Agreement, dated January 27, 2015	6-K/A	10.5	1/29/2015
4.10	Form of Subscription Agreement, dated January 27, 2015	6-K/A	10.6	1/29/2015
4.11	Rights and Preferences of CBD Series B Preferred Shares as amended January 27, 2015	6-K/A	10.7	1/29/2015
4.12	Acquisition Agreement dated September 16, 2015 between BlueD Acquisition Corporation (now known as Draker Corporation) and Draker, Inc. and Draker Laboratories, Inc.	6-K	4.1	11/12/2015
4.13	Form of Engineering, Procurement, and Construction Agreement between Panasonic Enterprise Solutions Company and Green Earth Developers	20-F		12/10/2015
4.14	Exchange and Compensation Deferral Agreement with Emmanuel Cotrel, dated November 30, 2015.	20-F		12/10/2015
4.15	Exchange and Compensation Deferral Agreement with William Morro, dated November 30, 2015.	20-F		12/10/2015
4.16	Unsecured Convertible Promissory Note with WHI Retirement Savings Plan Trust and WHIRSP – Columbus LLC, dated November 30, 2015 (William Morro).	20-F		12/10/2015
4.17	Warrant held by ESOL, B.V. with Initial Exercise Date of December 31, 2015 (Draker Transaction).	20-F		12/10/2015
4.18	Loan and Security Agreement between Draker Corporation and ESOL, B.V. dated February 6, 2016.	20-F			X
4.19	Loan and Security Agreement between Parmac Airconditioning & Mechanical Services Pty Ltd and ESOL B.V. dated February 5, 2016.	20-F			X
4.20	Form of Securities Purchase Agreement dated June 29, 2016.	20-F			X
4.21	Unsecured Convertible Promissory Note with WHI Retirement Savings Plan Trust and WHIRSP – Columbus LLC, dated June 30, 2016 (William Morro) as Replacement of the November 30, 2015 Unsecured Convertible Promissory Note.	20-F			X
4.22	Form of Subscription Agreement, dated July 7, 2016 (Inaccess Holdings Ltd).	20-F			X
4.23	Form of Securities Purchase Agreement, dated July 7, 2016 (Inaccess Holdings Ltd).	20-F			X
8.1	For a list of all of our subsidiaries, see Item 4.C., Organization Structure.	20-F		12/10/2015
11.1	Code of Conduct and Ethics.	20-F	11.1	6/1/2015
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).	20-F		12/10/2015
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a).	20-F		12/10/2015
13.1*	Certification of Principal Executive Officer pursuant to 18 U. S. C. Section 1350.	20-F		12/10/2015
13.2*	Certification of Principal Financial Officer pursuant to 18 U. S. C. Section 1350.	20-F		12/10/2015

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

Date: October 28, 2016