Form 20-F
period 2017-06-30
BlueNRGY Group Ltd
filed 2017-10-27
CIK 1539042

UNITED STATES
SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐          Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒          Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2017

 or

 ☐          Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐          Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

From the transition period from ___________ to _____________

Commission file number 001-36136

BlueNRGY Group Limited

(Exact Name of Registrant as specified in its charter)

Australia	Level 32 200 George Street Sydney NSW 2000 Australia
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Richard Pillinger

Chief Financial Officer

BlueNRGY Group Limited

Level 32

200 George Street

Sydney NSW 2000

Tel: +61 (0)2 8277 4111

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

As of June 30, 2017, 6,033,161 ordinary shares, no par value, were issued and outstanding.

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

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

3.A.               Selected Financial Data

The following consolidated statement of operations data as of June 30, 2017, 2016 and 2015 and for the three years ended June 30, 2017, 2016 and 2015 and summary consolidated balance sheet data as of June 30, 2017 and 2016 and for the two years ended June 30, 2017 and 2016 are derived from the audited consolidated financial statements of BlueNRGY Group Limited included elsewhere in this Report.

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

Consolidated Statements of Operations Data:

	Consolidated
For the year ended June 30	2017	2016	2015
	$’000	$’000	$’000

Revenues from continuing operations	18,956	15,036	15,091
Other income	13	52	1,675
Cost of raw materials, consumables used, and contractors	(9,839)	(7,889)	(7,262)
Employee benefit expenses	(12,250)	(11,322)	(9,702)
Amortisation and depreciation	(419)	(505)	(440)
Impairment of asset	—	—	(6,217)
Share of net profit of associates	358	—	—
Other expenses	(4,117)	(3,879)	(4,328)
Net finance income/(costs)	(1,288)	(793)	104
Loss from continuing operations before income tax	(8,586)	(9,300)	(11,079)
Income tax benefit/(expense)	—	—	—

Loss from continuing operations	(8,586)	(9,300)	(11,079)

(Loss) / Profit from discontinued operations	(5,217)	25	16,783

Net (loss) / profit for the period	(13,803)	(9,275)	5,704

Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	193	(35)	(376)
Other comprehensive loss for the period, net of tax	193	(35)	(376)
Total comprehensive profit/(loss) for the period	(13,610)	(9,310)	5,328

	Dollars	Dollars	Dollars
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share	(1.43)	(1.62)	(6.29)
Diluted loss per share	(1.43)	(1.62)	(6.29)
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings/(loss) per share	(2.30)	(1.62)	3.25
Diluted earnings/(loss) per share	(2.30)	(1.62)	3.25

Consolidated Balance Sheet Data:

	2017	2016
Amounts in A$(000)
Current assets	6,703	13,825
Non-current assets	19,753	19,857
Total Assets	26,456	33,682

Current liabilities	10,545	10,444
Non-current liabilities	7,485	10,336
Total liabilities	18,030	20,780

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the 4 pm market daily rate in Australia for cable transfers in Australian dollars as certified for customs purposes by the Reserve Bank of Australia. The exchange rate in effect on September 30, 2017, was AUD 1.00 = USD$0.7839.

Australia / U.S. Dollar Exchange Rates

A$1.00 = US$ amount shown

	At Fiscal	Average	High	Low
Fiscal Year ended June 30,	Year End	Rate	Rate	Rate
2013	0.9275	1.0271	1.0593	0.9202
2014	0.9420	0.9187	0.9672	0.8716
2015	0.7680	0.8382	0.9458	0.7590
2016	0.7426	0.7272	0.7657	0.7010
2017	0.7692	0.7545	0.7724	0.7202

	High Rate	Low Rate
2017 Month
April	0.7602	0.7475
May	0.8046	0.7352
June	0.7692	0.7390

2018 Month
July	0.8046	0.7585
August	0.8011	0.7842
September	0.8121	0.7813

(1) Averages, high and low rates are calculated using the average of the daily rates during the relevant period.

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

Our business development and system development expenses for our monitoring line of business currently exceeds the gross margin earned in this business and it is uncertain when, if ever, growth in revenues from this line of business will generate cash flow in excess of costs. In addition, during our 2016 fiscal year we re-launched our solar business in Australia under our own brand which requires additional working capital to fund growth to levels that would make a meaningful contribution to our profitability. Although we have discontinued our direct operations and maintenance, or O&M, service offerings, we have plans to expand our O&M support services for renewable energy customers and we require investment to do so that must be recouped before these activities contribute to our overall cash flow. Together with meeting costs of our corporate overhead, these initiatives are likely to consume substantial cash for the foreseeable future. To the extent that our liquidity permits us to do so, our Board has determined to continue to pursue development of the monitoring, Australian solar installations and renewable O&M support service businesses and cash will continue to be used for these purposes. Consequently, our liquidity may be depleted to the extent that we are unable to continue as a going concern.

Our financial results often vary significantly from period-to-period and year-to-year, and results for a particular interim period may not necessarily be indicative of the results for the following period or full year.

Our project-driven businesses are subject to irregular revenues or seasonality that has led to significant fluctuations in profitability and cash flow from period to period. Although we have withdrawn from certain of these business, our climate control business continues and represents a meaningful percentage of our revenue operating result and cash flow in any single accounting period. Consequently, delays associated with any single project can lead to significant shortfalls in our expected financial performance.

Although no longer material to our overall financial performance because of diminished scope, the solar installation business has historically experienced peaks and declines related closely to the timing of policy incentive payments and this has exacerbated our historical quarter-to-quarter revenue and net income volatility and would continue to do so if we were awarded any large projects in Australia. As a consequence of these dynamics, it is very difficult to identify historical trends in overall business activity or profitability for the consolidated company or to anticipate future profitability based on recent results. Moreover, the relatively short project implementation cycle and short lead time associated with most of our projects make other metrics of business trajectory, such as backlog, difficult to apply. Our current and future expense levels, internal operating plans and revenue forecasts, and operating costs are, to a large extent, fixed. As a result, we may not be able to sufficiently reduce our costs in any period to adequately compensate for an unexpected short-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect financial results for that period. Consequently, we could confront unanticipated liquidity shortfalls that would jeopardize our ability to continue as a going concern.

All of our lines of business are cash intensive, and operations have been, and in the future are likely to be, affected adversely if we fail to maintain sufficient levels of liquidity and working capital.

Our project-based businesses, including monitoring, solar and energy efficiency / climate control systems, require continuing investment in sales and marketing activities to generate leads to replenish or grow the sales pipeline. Consequently, our success depends heavily on the ability to fund such initiatives. The time taken for a lead generated from marketing and advertising activity to completion of the associated installation can vary from one month to over six months. All of our project-based businesses require us to utilize our own working capital to fund operations between progress payments and through retention hold-back periods that can extend up to a year. The monitoring business is a net consumer of cash due largely to the requirement to fund system development expenses necessary to provide a competitive product offering to our customers. We currently lack the capital and liquidity to adequately fund all of these businesses. Additional cash will be needed to fund any growth. Consequently, our project activities, particularly in the large-scale solar sector have been constrained, leading to losses that are ongoing and an inability to fully capitalize on opportunities to generate revenue. We must raise additional capital (to fund growth), further curtail operations in some of our lines of business or divest some of our business units to achieve profitability. Failure to do so increases the likelihood that we will not be able to continue as a going concern, or may cause the value of our ordinary shares to decline or become worthless.

Our indebtedness to lenders and other creditors is significant relative to our liquidity and we may encounter demands for payment that we cannot meet, which could have adverse consequences for our business and future prospects.

Our short-term borrowings and other liabilities payable by our corporate parent and the secured term debt at major subsidiaries as of June 30, 2017 (excluding current trade balances and accruals) was approximately A$5.6 million in the aggregate and has increased subsequently. While we have negotiated to satisfy this indebtedness in the future, (refer to Item 5.B. under the heading “Indebtedness”), our ability to meet our obligations when payment is due will also depend on our cash reserves, available additional financing and ongoing operating performance. There can be no assurance that we will possess or be able to secure the resources to meet these obligations when they become due.

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

Our growth strategy and the future success of our company is based, in part, on pursuing acquisitions of operating companies that operate as competitors or are complementary to our existing lines of business. If we are not successful in completing such acquisitions, or realizing the anticipated benefits from such transactions, it could have a material adverse effect on our results of operations and financial condition.

One of our growth strategies is to pursue targeted acquisitions of competitive and complementary operating companies. The prospective acquisitions of Green States Energy, Inc., or GSE and the shares of Inaccess that we do not own exemplify this strategy (refer to Item 4.A. under the heading “Recent / Prospective Acquisitions”). If we are not successful in completing one or both of these acquisitions or implementing such strategy to acquire other targeted companies, it could have a material adverse effect on our results of operations, financial condition and future prospects. Further, we will have devoted significant time and resources in such pursuits, without yet receiving commensurate benefit for our efforts. The likelihood of our acquisition strategy being successful is greatly diminished by our lack of cash liquidity and the illiquidity and price volatility of our ordinary shares. In addition, even if we are able to successfully complete targeted acquisitions, if we have misjudged our value or that of the target company, or if we fail to successfully integrate any such assets or operations with ours, it could have a material adverse effect on our results of operations and financial condition, and you could lose some or all of your investment in the Company.

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

We require additional capital to execute on current and anticipated future business opportunities and we may not be able to raise the necessary capital on acceptable terms, if at all, with the result that we may have to curtail some business activities or forego growth.

We do not have sufficient capital to operate all of our businesses in accordance with our business plans or to ensure that we can continue as a going concern. Consequently, we will be required to raise additional capital in the future through public or private debt or equity financings by issuing additional ordinary shares or other preferred financing shares, debt or equity securities convertible into ordinary or preferred shares, or rights to acquire these securities. Additional capital will need to be raised to (among other things):

■	take advantage of expansion or acquisition opportunities;
■	acquire, form joint ventures with or make investments in complementary businesses, technologies or products;
■	develop new products or services;
■	respond to competitive pressures; and
■	respond to a downturn in the market climate.

Our management expects us to issue additional debt securities to fund ongoing operations and related working capital. The associated debt agreements may contain restrictive covenants and we will be subject to additional costs related to originating such debt and for interest. Any scheduled principal amortization will place further burdens on our cash flow. Notwithstanding the expectations of our management, there is no assurance that debt can be raised on terms acceptable to our Board, if at all.

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

Notwithstanding write-offs of goodwill and intangibles in the VA restructuring and our 2015 and 2017 fiscal years, we continue to have recorded substantial goodwill and intangibles asset value as the result of acquisitions; these goodwill and intangible amounts are subject to periodic reviews of impairment that could result in future reported losses and that may limit our ability to raise capital.

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

In keeping with our accounting policies, the value of goodwill and intangibles was reviewed as of June 30, 2017 and this practice will continue at the end of each subsequent fiscal year in light of the circumstances at the time. As a result of our reviews of the carrying value of goodwill, significant impairments of goodwill were recognized in our fiscal year ended June 30, 2017, with the result that we recorded impairments of goodwill of A$4.7 million for our fiscal year ending June 30, 2017. Nevertheless, our assets as of June 30, 2017 included A$12.7 million of goodwill and intangibles. Consequently, a further impairment of goodwill and intangibles may be recorded in the future if warranted by the circumstances. In the event that there is a prolonged economic downturn in our served markets, competitive conditions become more challenging or we fail to achieve expected financial performance in our monitoring, control and analytics business in particular, we may be required to record further impairments of goodwill in the future. Such impairment could be material and lead to a significant reduction in our stock price or make it more difficult for us to raise needed capital.

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

Risks Related to Our Industry and Business

Our climate control installation business receives most payments upon the achievement of contractual milestones, and any delay or cancellation of one or more large projects could interrupt our cash flow and adversely affect our overall business.

We recognize most revenue for Parmac on a “percentage of completion” basis and, as a result, our revenue from these installations is tied to the performance of contractual obligations, which are generally driven by timelines for the installation of systems at customer sites. This could result in unpredictability of revenue and, in the short term, revenue shortfalls or declines. Similar characteristics applied to our now-discontinued large-scale solar business that was operating during our 2015 and 2016 fiscal years and are applicable to much of the revenue of Inaccess Holdings Ltd., or Inaccess (of which we own 22%). As with any project-related business, there is the potential for delays within any particular customer project. Variation of project timelines and estimates may impact the amount of revenue recognized in a particular period. In addition, certain of our customer contracts may include payment milestones at specified points during a project. Because we must invest substantial time and incur significant expense in advance of achieving milestones and the receipt of payment, failure to achieve milestones could adversely affect our business and cash flows.

We are highly dependent on our senior management and technical personnel and if we are unable to retain key personnel and attract and train highly qualified personnel, particularly in regions or lines of business where we are expanding, the quality of our services may decline and we may not successfully execute our growth strategies or achieve sustained profitability.

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel and members of our executive management. Qualified senior executives and technical employees are generally in great demand and may be unavailable in the time frame required to satisfy the Company’s and customers’ requirements. All of our most senior executive managers, including our Executive Chairman and Managing Director, Chief Financial Officer and Chief Technology Officer, are at-will employees. The absence of contractual financial incentives to continue their employment with the Company increases the chances that they could be successfully recruited for alternative employment. We have no internal successors for any of these executives and, if any of them departed, we would have to undertake a search for a replacement. There is no assurance that a qualified replacement could be timely found or engaged on terms acceptable to our Board. While we currently have available technical expertise sufficient to operate our business as currently configured, expanding into new jurisdictions, significantly increasing our scale and further developing our monitoring technology will necessitate employing additional highly skilled technical personnel. We expect competition for such personnel to increase as the market for solar and other renewable power systems and post-installation monitoring and management expands worldwide.

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

Our monitoring system new installations and energy-efficiency / climate control projects are generally not sold pursuant to long-term agreements with customers, but instead are sold on a one-time contract basis often in a competitive bidding process. We typically contract to perform large projects with no assurance of repeat business from the same customers in the future. Our experience is that customers may cancel or reschedule awards for projects on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenditures. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of supply shortages or excess purchase commitments for inventory. This, in addition to the possibility that we may fail to obtain new projects from existing customers could cause our revenues to decline, and, in turn, our operating results to suffer. Our post-installation renewable energy monitoring services and operations and maintenance services provided to the climate control market in Australia are generally delivered under annual or multi-year contracts that have the potential to mitigate volatility from our project businesses. However, the scale of our service businesses and recurring revenue is not yet sufficient to make more than a small contribution to our line-of-business fixed costs and there is no assurance that we will be successful in expanding these activities or realizing meaningful economic benefits from recurring revenue to achieve profitability.

Unlike some of our competitors, we do not have established and reliable sources of financing on which we or our customers can rely to finance monitoring and climate control projects and, as a result, we are at a competitive disadvantage and our sales and profits may suffer.

We do not have contractual relationships with financing sources that can be relied on to provide debt or equity financing to us or to our customers who require such financing in order to commit to projects or engage our services. The availability of financing for projects and our project receivables in the markets we serve is specific to the particulars of the installation and customer financial strength and varies widely. The consequence is that we are forced to compete for larger projects largely on price or from the limited universe of buyers who have their own sources of financing for projects and can provide us with up-front payments or frequent progress payments.

Our monitoring and major climate control projects are subject to lengthy sales cycles that adversely affect the predictability of results from sales and marketing efforts and make our financial forecasts unreliable and revenue recognition irregular.

Factors specific to our customers have an impact on our sales cycles. Our equity fund, commercial, and government customers may have longer sales cycles due to the timing of periodic budgeting requirements typical for projects requiring significant capital expenditures. Other customers may delay projects because of dynamic conditions in their served markets or because of idiosyncratic liquidity or profitability issues. Lengthy and challenging sales cycles reduce the likelihood that our sales and marketing efforts will result in rapid increases in revenue and delays may have adverse effects on our operating results, financial condition, cash flows and stock price.

We sometimes act as general contractor for our customers in connection with the installation of energy efficiency / climate control systems and we are subject to risks associated with construction, bonding, cost overruns, delays, and other contingencies, which could have a material adverse effect on our business and results of operations.

When we act as a general contractor for our customers in connection with the installation of HVAC systems, costs are estimated at the time of entering into the sales contract for a particular project, and these costs are reflected in the overall price that charged to customers for the project. These cost estimates may not accurately reflect all costs incurred by subcontractors, suppliers and other parties engaged by us on our projects. In addition, qualified, licensed subcontractors are often required to install some of the systems. Shortages of skilled subcontractors or labor available to them could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve the expected margins necessary to cover our costs. Also, some project customers require performance bonds issued by a bonding agency. Due to the general performance risk inherent in construction activities, it is sometimes difficult for us to secure suitable bonding agencies willing to provide performance bonding. In the event we are unable to obtain the requisite bonding, we will be unable to bid on, or enter into, sales contracts for the projects. Delays in receiving climate control system components, other construction delays, unexpected performance problems or other events, including our own design and project management deficiencies, could cause us to fail to meet project schedule or performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties. We may be financially responsible for delays caused by factors outside of our control, including inclement weather, limitations on site access, failure of suppliers to timely meet orders or transportation providers to make timely deliveries. We operate in multiple countries that have unique permitting requirements, which, if not met, may cause delays or failure to meet completion requirements. The occurrence of any of these events could have a material adverse effect on our business and results of operations. Similar risks are applicable to certain monitoring system installations, particularly when we are acting as a direct supplier to the project owner.

A portion of our revenue in Australia is generated by construction contracts for new or renovated buildings, and, thus, a decrease in construction activity in our Australian markets could reduce our sales derived from construction-contracts and, in turn, adversely affect our revenues.

Some of our solar-related revenues and most of our HVAC project revenues are generated from the design and installation of systems in newly constructed and renovated buildings, plants and residences, primarily in the region of Melbourne, Australia. Our ability to generate revenues from such construction contracts depends on the number of new construction starts and renovations, which should correlate with the cyclical nature of the construction industry and be affected by general and local economic conditions, changes in interest rates, lending standards and other factors.

A decrease in new project installation activity in the non-residential U.S. solar PV segment could constrain our sales and adversely affect revenues in our monitoring and control line of business due to the concentration of our customers serving this market.

The majority of our monitoring and control revenues are derived from new non-residential solar PV installations in the United States. Downturns in this market caused by changes or anticipated changes in regulatory or trade policy, such as the discontinuance of the Clean Power or the threat of tariffs imposed as a result of the pending ITC case could reduce the level of new project opportunities available to us and intensify competition for the non-residential projects that are constructed. If such case, our revenues and margins may be adversely affected, exacerbating our losses and increasing the risk that we would not be able to continue as a going concern.

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

Our monitoring, solar and energy efficiency / climate control businesses involve the sale of systems that have long lifetimes (up to 20 years or more in the case of solar PV systems). In general, the manufacturers of components in the systems we sell are warranting those components and we offer limited warranties on system design and installation workmanship and pass-through warranties on system components; for example, up to 5 years on monitoring system design and workmanship. Under real-world operating conditions, which may vary by location and design, a typical system installation may perform in a different way than under standard test conditions or design assumptions. If the systems we have sold perform below expectations or have unexpected reliability problems, we may suffer reputational damage, even if the problems are caused by operating conditions or defects of components produced by other manufacturers. The significance of this would be magnified if those suppliers fail to fully meet their warranty obligations. We could suffer additional reputational damage, even though we bear no direct responsibility for the component performance. In such a situation, if it were to occur, we might be unable to gain new customers and our plans to grow and maintain our businesses at a profitable scale could be thwarted.

While our legal obligations to address future warranty claims for systems we designed and installed before entering VA was extinguished under the DOCAs that defined our Reorganization Plans, and we structured the Draker acquisition to limit legal obligations related to warranties provided by Draker, Inc. (refer to Item 4.A. under the heading “Recent / Prospective Acquisitions”) market pressures may require us to expend resources to address warranty claims related to the legacy customer base if we are going to grow the scale of our related businesses. We do not have any reserves for addressing such warranty claims and it is not possible to estimate the impact that acting or failing to act with respect to such claims may have on the growth or profitability of our businesses. The possibility exists, however, that the adverse impact on our results of operations could be significant and contribute to reducing the value of an investment in our ordinary shares.

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

If we fail to effectively manage our planned expansion we may fail to meet our strategic objectives and our financial performance could be materially and adversely impacted.

The further expansion of our business into new jurisdictions is one of our primary strategies for growing revenues from renewable system monitoring and O&M support services utilizing our monitoring technology software platform and data. Following the acquisition of Draker (refer to Item 4.A. under the heading “Recent / Prospective Acquisitions”) our customer base for monitoring services became highly concentrated in the United States. Inaccess has more geographic diversification, with most of its activity and customer relationships being located in Europe, Africa and Latin America. If we are able to complete the acquisition of the Inaccess shares that we do not already own, which is not assured, the resulting customer and geographic diversification is expected to mitigate the impact of downturns in renewable energy demand in countries with large bases of installed capacity and in countries like the United States where the policy environment may become less accommodating for new solar projects. However, we may not be effective in integrating our operations, work force and business systems with those of Inaccess or any other acquired business and the expected benefits may not be realized.

If circumstances require us to undertake further international expansion of our businesses without being able to incorporate enhanced technology, management and customers of an acquired company, even if we successfully identify suitable countries for expansion, we may be unable to extend our business into these new locations if competitors enter the market first or are already well established. In addition, we may not be able to provide suitable products or obtain the necessary resources or local knowledge to effectively sell and support the provision of monitoring-related systems and services. Our ability to generate cash from existing or expanded operations may be slower than expected, depend on new investments or may not occur at all, resulting in the requirement for further funding to achieve our expansion plans that exceeds our ability to raise additional capital on acceptable terms. Our expansion plans could also be affected by cost overruns and our inability to establish supply chains to serve new markets and other factors.

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

Although we have historically derived most of our revenues from Australia, we currently do a substantial fraction of our business in the U.S. and are seeking to expand into other jurisdictions where political and regulatory environments and compliance regimes are uncertain and differ from those of our home territory and our planned expansion into new markets will subject us to additional business, financial and competitive risks.

A portion of our revenue has been attributable to operations in countries other than Australia including the United States, Italy, Thailand and the United Kingdom, with consolidated revenue from our international activities representing approximately 17% and 22% for our 2016 and 2017 fiscal year respectively. If we are successful in acquiring GSE, the remaining shares of Inaccess that we do not currently own, or both, the fraction of revenue earned outside of Australia could increase to 60% or more by the end of our 2018 fiscal year. Risks associated with our operations in foreign areas include, but are not limited to:

■	political, social and economic instability, war and acts of terrorism;
■	potential seizure, expropriation or nationalization of assets;
■	damage to our equipment or violence directed at our employees, including kidnappings and piracy;
■	increased operating costs;
■	complications associated with repairing and replacing equipment in remote locations;

■	repudiation, modification or renegotiation of contracts, disputes and legal proceedings in international jurisdictions;
■	limitations on insurance coverage, such as war risk coverage in certain areas;
■	import-export quotas;
■	confiscatory taxation;
■	work stoppages or strikes;
■	unexpected changes in regulatory requirements;
■	wage and price controls;
■	imposition of trade barriers;
■	imposition or changes in enforcement of local content laws;
■	the inability to collect or repatriate currency, income, capital or assets;
■	foreign currency fluctuations and devaluation; and
■	other forms of government regulation and economic conditions that are beyond our control.

Part of our strategy is to prudently and opportunistically acquire businesses and assets that complement our existing products and services, and to expand our geographic footprint. If we make acquisitions of businesses or assets in other countries, we will increase our exposure to the risks discussed above. Governments in some foreign countries have become increasingly active in regulating and controlling the implementation of renewable energy projects, the sale of power generated from such projects in their countries and the processing of information from or about such generating assets. In some areas of the world, this governmental activity has adversely affected the amount of activity undertaken by renewable energy developers and may continue to do so. Some countries, such as China, restrict the storage or export outside their borders of data related to energy generation. Operations in developing countries can be subject to legal systems that are not as predictable as those in more developed countries, which can lead to greater risk and uncertainty in legal matters and proceedings. In some jurisdictions we are subject to foreign governmental regulations favoring or requiring the awarding of contracts to local companies or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These regulations may adversely affect our ability to compete. Additionally, our operations in some jurisdictions may be significantly affected by union activity and general labor unrest. Although the recruitment of experienced managers from the businesses we acquire may mitigate these risks, there can be no assurance that we can avoid such factors having a material adverse effect on our results of operations or financial condition.

Our operations are subject to multiple tax regimes, and changes in legislation or regulations in any one of the countries in which we operate could negatively and adversely affect our operating results.

Our operations are carried out in several countries across the world, and our tax filings are therefore subject to the jurisdiction of multiple tax authorities and tax regimes, as well as cross-border tax treaties between governments. Furthermore, the nature of our operations means that we routinely have to deal with complex tax issues (such as transfer pricing, permanent establishment or similar issues) as well as competing and developing tax systems where tax treaties may not exist or where the legislative framework is unclear. In addition, our international operations are taxed on different bases that vary from country to country, including net profit, deemed net profit (generally based on turnover) and revenue-based withholding taxes based on turnover.

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

Certain components in the systems and products that we sell or expect to sell are produced in places other than where the products and systems are used or installed. For example, currently, most solar modules for solar systems are produced in China and must be shipped to installation sites in Australia, key components for our energy efficiency / climate control businesses are manufactured in Europe, the United States or in Asia, even though we sell these systems primarily in Australia and Inaccess systems that we resell in the United States are manufactured in Europe. Consequently, order lead times may be long and we and our customers are subject to substantial expense and delays that can accompany long-distance shipping, inventory management and design and specification of customized orders. Currency exchange rates can also shift between the time of ordering and delivery, sometimes resulting in us incurring higher costs. If mistakes in component order fulfilment occur, extended time can be required to remediate the problem and could lead to delays in completing projects, recognizing revenue or receiving cash flow. Sometimes we must rely on a single source of supply for key components and if a sole-source supplier fails to deliver on time it could impair our ability to perform and subject us to delays and penalties.

Licenses, permits and product certifications are required to operate or install systems in some jurisdictions, and our inability or failure to comply with applicable laws and regulations regarding permits, licenses or certifications could prevent us from either completing current projects or obtaining or installing systems at future projects and, thus, materially adversely affect our business.

We are subject to various national, state, and local laws and regulations in the various countries in which we operate or sell monitoring systems and we may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. In addition, we are subject to compliance with the U.S. Securities Act, Exchange Act and Foreign Corrupt Practices Act in addition to certain international conventions and the laws, regulations and standards of other foreign countries in which we operate or where we sell systems. It is also possible that existing and proposed governmental conventions, laws, regulations and standards may in the future add significantly to our operating costs or those of our customers and thereby limit our activities or the activities and levels of capital spending by our customers. If our monitoring systems do not comply with certification requirements in a given jurisdiction our customers will not be permitted to install them and will not purchase systems from us.

In addition, many aspects of our operations or utilization of our products are subject to laws and regulations that relate, directly or indirectly, to the energy industry or to public health and safety. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit our operations or use of our systems. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing installation activities could materially limit our future contract opportunities, materially increase our costs or both.

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

We currently offer performance monitoring and control systems and O&M support services for renewable power generation systems targeting markets in North America, the Eurozone and the Pacific region, including various island nations. Through our ownership of a minority portion of Inaccess and other transactions, we intend to undertake and provide life-cycle services to project developments in other international markets. New geographic markets may have different characteristics from the markets in which we currently sell products, and our success will depend on our management’s ability to properly address these differences. These differences may include:

■	differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions;
■	limited or unfavorable intellectual property protection;
■	risk of change in international political or economic conditions;
■	fluctuations in the value of foreign currencies and interest rates;

■	difficulties and increased expenses in complying with a variety of U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act;
■	potentially longer sales cycles;
■	higher volume requirements;
■	warranty expectations and statutory obligations; and
■	cost, performance and compatibility requirements of software, business processes, products software and manufacturing methods.

In addition, we have and will continue to pursue acquisitions and joint ventures to facilitate our expansion into new products and services and into new geographic markets. For example, we acquired BlueNRGY LLC, a Florida limited liability company in January 2015, the assets of Draker, Inc. in September 2015, and a minority equity position in Inaccess, a UK company, in July 2016. In addition we are pursuing the acquisition of the shares of Inaccess that we do not own and a business combination with GSE (refer to Item 4.A. under the heading “Recent / Prospective Acquisitions”). Whether the mechanism we use for expanding our business is through internal development or acquisition, failure to develop and introduce new products and services successfully, to generate sufficient revenue from these products and services to offset associated marketing and installation costs, or to otherwise effectively anticipate and manage the risks and challenges associated with expansion into new product and geographic markets, could adversely affect our revenues and our ability to achieve or sustain profitability.

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

Board members: Effective January 27, 2015, the two then-existing members of the Board, William C. Morro and Carlo Botto, by unanimous resolution, appointed John H. Chapple, Yves-Regis Cotrel, and John F. Donohue as members of the Board, subject to receipt of their written consent to serve in such capacity. The appointment of Mr. Cotrel and Mr. Donohue became effective on January 27, 2015 and that of Mr. Chapple on February 2, 2015. Subsequently, on June 16, 2015 and July 31, 2015 respectively, John Chapple and John Donohue resigned due to concerns that they could not give adequate time to their other business commitments and to their role with the Board. In May, 2016, Mr. Olivier Ferrari was unanimously appointed by the remaining directors to fill one of the vacancies on our Board. In May 2017 Yves-Regis Cotrel resigned from our Board. With the exception of Mr. Botto, who has been employed by companies serving the power generation and energy trading sectors throughout his career, our directors have limited experience in the renewable energy sector.

Management. Effective June 5, 2015, Donald Reed, the senior executive officer and a former owner of GED resigned. Effective September 1, 2015 he was replaced by Peter Maros, who was also appointed a Senior Vice President and Managing Director of U.S. Renewable Solutions. Mr. Maros was on long-term, unpaid sick leave from September 2016 to June 2017 and his employment terminated on June 30, 2017. Effective December 2015 we appointed Mr. Steve Ritacco as our Chief Technology Officer, replacing the manager who held that position for BlueNRGY LLC. The employment of Emmanuel Cotrel, the founder of BlueNRGY LLC and a Senior Vice President of the Company terminated on April 28, 2017. None of the executive managers of Draker, Inc. were hired following our acquisition of the Draker assets.

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

If we fail to retain and attract executives and Board members with the capabilities to meet the significant challenges we face in all of our markets and lines of business, we may not meet the requirements for listing on the NASDAQ Capital Market or any other U.S. national securities exchange, our stock price could decline and become completely illiquid and our shareholders could face a total loss of their investment.

We are subject to litigation that could have an adverse effect on our business and operating results.

In December 2014, a class action securities suit was filed in a federal court in the Eastern District of Texas against the Company and various current and past officers and directors, namely Mr. William Morro, Mr. Carlo Botto, Mr. Richard Pillinger, Mr. Todd Barlow, Mr. Gerard McGowan and Mr. James Greer. Mr. Morro, formerly a non-executive independent director currently serves as Chairman of the Company’s Board and its Managing Director (the Australian entity equivalent of a CEO); Mr. Botto continues as a non-executive member of the Board; and Mr. Pillinger is the Company’s CFO. The other parties to the lawsuit are no longer associated with the Company. On August 13, 2015 the Texas Action was amended to include the Company’s subsidiary, CBD Energy (USA) Limited. In September 2016, a second class action securities suit was filed in the same Texas court based on substantially the same facts and circumstances arising prior to the effectiveness of the DOCA and alleging violations of different provisions of the securities regulations. Together, the lawsuits are referred to as the Texas Actions. In July 2017, the Texas Actions were settled with respect to all defendants. The settlement provides for no admission of liability or wrongdoing by any defendant and the settlement payment to the classes, inclusive of all Plaintiffs’ attorneys fees and expenses and settlement costs, was paid solely by the Company’s insurance carrier and the underwriter of our June 2014 securities offering. Although the Texas actions are now fully resolved, proceedings of similar nature could be brought against the Company or its officers and directors in the future if there were to be other misstatements in our public filings or in connection with our future securities offerings and the coverage provided by our insurance policies could be insufficient to cover the costs of defending or resolving such actions. In addition, we may have suffered reputational damage from the Texas Actions and uncertainties about the adverse financial effect they might have on us might have dampened demand from customers for our products and services and from investors to acquire our shares; and such negative consequences may be continuing.

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

In addition, other parties bringing a claim against us related to events arising prior to our VA, including, among others, the Administrator of Secured Energy Bonds Plc in the UK, may not recognize or accept the limitations on the Company’s liability imposed by the DOCA. Consequently, the Company may have to incur expenses to enforce the terms of the DOCA and such expenses could be significant. There is also a possibility that courts in jurisdictions where we do business or have assets, other than Australia, may not recognize or accept the limitations on our liability under the DOCA or may rule in favor of parties who assert claims against our subsidiaries domiciled or operating in such foreign jurisdictions. In such a case, we, or our foreign subsidiaries, could become burdened with liabilities for which we do not have a provision on our balance sheet and we may incur significant unforeseen defense costs.

We are a claimant in an arbitration proceeding against Emmanuel Cotrel before the American Arbitration Association in New York arising from the termination of Mr. Cotrel’s employment. We have sought two forms of relief: (i) a declaratory judgment that Mr. Cotrel’s termination was proper under the terms of his employment agreement and otherwise; and (ii) monetary damages. If Mr. Cotrel were to file a claim against us for wrongful termination, we could be subject to costs that are not provisioned on our balance sheet nor recognized in our statement of operations for our 2017 fiscal year. Separately, in response to a demand for damages asserted by Mr. Cotrel and his affiliates, referred to as Cotrel Parties, we have sought declarations from the Australian courts that our Board acted lawfully in connection with various securities issuances subsequent to our emergence from VA. Certain Cotrel Parties are designated as the counterparties in the Australian proceeding. If any of the Cotrel Parties oppose us in the proceedings in Australia, we may be subject to significant expense to pay legal costs, the amount of which is not currently determinable. In addition, a derivative action, referred to collectively with the other proceedings involving Mr. Cotrel as the Cotrel Matters, was filed in Florida state court against us and our Managing Director in June, 2017 by Mr. Cotrel alleging wrongful conduct in the management of the Company and in connection with our acquisition of BlueNRGY LLC. We believe that the action is without merit and intend to defend it vigorously if necessary. We have insurance that could mitigate losses arising from the Cotrel Matters, but it may not apply or be sufficient to cover our financial exposure and we may have to incur expenses related to these matters that are uninsured or to enforce our insurance policies. It is not possible to estimate our financial exposure in connection with any of the Cotrel Matters, but individually or in aggregate they could have a significant adverse effect on our financial condition and the price and liquidity of our shares.

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

As a result of material weaknesses in internal controls and financial reporting and as a result of the concerns raised by the Company’s previous independent registered public accounting firm as described in the Company’s October 24, 2014 Report of Foreign Private Issuer on Form 6-K (the “October 6-K”), the Company’s financial statements for the fiscal years ended June 30, 2012 and June 30, 2013 were restated. We have been implementing changes in our accounting policies and procedures and controls since Mr. Morro became our Managing Director following our emergence from VA and we are continuing to do so with the goal of bringing the company into compliance with Section 404, but this process is not yet complete. We acknowledge that additional resources, as well as the completion of a comprehensive review of the design and operating effectiveness of our controls relating to financial reporting, will be necessary in the future to fully remedy weaknesses in our financial reporting process. Further, if not fully remediated, these control deficiencies could continue to impact the reliability of our financial statements. As a public entity, we will be required to complete our initial assessment in a timely manner, subject to the exemption from auditor attestation requirements that is accorded to us as an emerging growth company under the JOBS Act. Until we cease to be an emerging growth company or our exemption from auditor attestation expires, we intend to avail ourselves of the exemption.

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

As a publicly-traded company in the United States, we incur significant legal, accounting and other expenses. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and the rules and regulations of the SEC have resulted in a significant amount of time that our Board and management must devote to our compliance with these rules and regulations. We expect these rules and regulations to continue to divert management time and attention from our strategic initiatives and other business activities and complying with them will require us to divert some of our limited management and financial resources from the execution of our product and other business development strategies. This could slow our growth and delay our achievement of profitability and adversely impact our stock price.

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

We may remain an “emerging growth company” until as late as June 30, 2019 (the fiscal year-end following the fifth anniversary of the completion of our initial public offering), though we may cease to be an “emerging growth company” earlier under certain circumstances, including (i) if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30, in which case we would cease to be an “emerging growth company” or(ii) if our gross revenue exceeds $1 billion in any fiscal year.

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

The Company’s operations are affected by global political, economic and market conditions. In many countries, slow economic growth and the inability or unwillingness of governments to fund incentives favoring renewable energy development dampens demand for new renewable investment and makes it less predictable. In the markets of particular interest to us, these effects are being acutely felt. In Europe, where renewable developments are not growing at historical rates and the situation is likely to worsen. In Australia, the government has announced that it will back away from the Clean Energy Targets announced only last year because of pressure to reduce subsidies of renewables at the expense of other generation technologies. The effects are also being felt in the United States, where the national Clean Power Plan that favored implementation of renewable energy generation projects has been recently repealed and where there is a threat, following recent rulings of the International Trade Commission, that tariffs could be introduced on imported solar panels. This dynamic has adversely affected some of our customers and the lower pace of new solar installations in particular has limited our growth opportunities in these competitive markets where competitors are entrenched. However, because of the large installed base of projects in all developed markets, including Europe and the United States, we still consider these to be promising market to address with our systems and those of Inaccess and in which to offer additional support services.

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

Many U.S. states, including California, Massachusetts, Nevada, New Jersey and North Carolina, and other countries such as the United Kingdom, Australia and Italy, have offered substantial incentives to offset the cost of solar power or wind generation systems. Although generally reduced from historical levels, such incentives continue to be available in many jurisdictions and can take various forms, including direct rebates, state tax credits, system performance payments and feed-in tariffs, and Renewable Energy Credits, referred to as RECs. However, there can be no assurance that these incentives will continue to be available in any or all of the jurisdictions in which we operate and, in many places, government policies and regulations are structured to will reduce over time or are scheduled to be eliminated. For example, in Australia the number of RECs received per KW installed has been reduced continuously and actions of the regulator. Most recently, the Australian Government announced a shift away from the Clean Energy Targets set in 2016 in favor of a National Energy Guarantee for procurement of power form dispatchable sources. Such policy shifts have the potential of reducing the value of RECs with little advance notice. In the United States, the federal tax credit applicable to solar projects is scheduled to be reduced from December 31, 2019 and the Clean Power Plan enacted under the Obama administration and that favored implementation of renewable energy generation projects has been recently repealed. It is possible, and should be considered likely that the surviving incentives in most countries will ultimately be phased out altogether. In the UK and many European countries, minimum user prices for solar electricity production and feed-in tariffs are subject to reduction annually for new applications and are potentially subject to unannounced change for new and installed renewable power generation facilities; subsequent, unpredictable decrees and utility practices imposed or supported by regulators are likely to redefine rates and revenue generation potential for solar power plants, regardless of the commissioning date. A reduction in or elimination of such incentives could substantially increase the cost or reduce the economic benefit to owners of renewable power generation projects, resulting in significant reductions in demand for new renewable installations and our products and services. Our sales and margins could be disproportionally adversely affected because of our weak competitive position.

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

In general, the industry sectors in which our businesses operate are highly competitive and fragmented, subject to rapid change and have low or limited barriers to entry. Our project-related businesses have the attributes of most general contracting businesses, that is, projects are open to competitive bidding and new customer acquisition is a constant challenge because a low percentage of customers are repeat purchasers of our products and services. Even our software sales and services businesses, i.e., system performance monitoring and O&M support services, are often subject to a competitive bid process initially and then on an annual basis or after a short multi-year period. In particular, contracts for large projects or portfolios of projects are traditionally awarded on a competitive bid basis, with pricing often being the primary factor in determining which qualified contractor or vendor is awarded a job, although each such party’s technical capability, safety performance record and reputation for quality also can be key factors in the determination. Energy efficiency / climate control and solar installations we implement do not generally require the use of proprietary technology and competitive alternatives are available to most of our customers and prospective customers. Many monitoring and control system providers and companies offering O&M and other support services are larger than us or have corporate parents who are larger than us. Consequently, our competitors generally have resources that are significantly greater than ours. These competitors may be able to better withstand industry downturns, compete on the basis of price, and acquire new equipment and technologies, all of which could affect our revenues and profitability. These competitors also compete with us for acquisitions of other businesses as well as for customers and individual projects.

In addition, we believe that our ability to compete depends in part on a number of factors outside of our control, including:

■	The ability of competitors to hire, retain and motivate qualified technical personnel;
■	the ownership by competitors of proprietary tools to customize systems to the needs of a particular customer;
■	the purchasing power and scale economies that enable competitors to offer comparable services and equipment at lower prices;
■	the extent of our competitors’ responsiveness to client needs;
■	risk of local or widespread economic decline or fiscal crisis; and
■	the evolution of installation or monitoring technology, including software and communications technologies.

Competition in the provision of O&M support services to the renewable power industry may increase in the future, partly due to the low barriers to entry, as well as from other alternative energy technologies now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

Our proprietary monitoring business, which we believe to have great strategic importance for the Company, is still immature and if it does not function as planned or rapidly gain more market acceptance, our ability to penetrate this market may be limited or foreclosed by our competitors, our liquidity will be strained and the value of our shares may be severely impaired.

We have fully integrated and harmonized the BlueNRGY and Draker monitoring software and are doing the same with Inaccess software to better serve the market and build on the established base of U.S. customers that use the Draker and Inaccess systems. The roll-out of our monitoring systems, and those of Inaccess, together with related services to a broad spectrum of users comprising significant market share will require that we hire additional personnel to effectively and efficiently integrate the data feeds from a larger universe of sources than is currently possible. Because of the uncertainties about our ability to win customers and earn revenue, and the expectations that development and marketing costs will accelerate, we are unable to determine when or if the monitoring business will make a significant positive contribution to our profits and cash flow. This uncertainty is magnified by the competitive dynamics of the monitoring services and controls market. There are numerous competitors developing or marketing monitoring and control systems with at least some characteristics similar to ours and several of these competitors currently offer robust systems with features and capabilities similar or superior to those we are able to provide. In addition, new entrants offering battery storage systems that complement renewable generation facilities often offer control systems that compete with those we offer. Despite the proliferation of renewable power generating systems worldwide, asset ownership is beginning to concentrate and we believe that the market for monitoring services may be largely locked up by a small number of competitors within a few years. Primarily for this reason, we are investing aggressively, within the limitations of our liquidity, to accelerate system development and deployments and to acquire competitors. If we cannot capture meaningful market share quickly, we may be foreclosed from pursuing much of the available revenue from this sector and we may not realize a return on investment in the development of our monitoring system or related acquisitions or to cultivate a customer base of sufficient scale that purchases of O&M support services would be material to our financial results.

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

We believe that an end customer’s decision to purchase or install renewable power generation systems is primarily driven by the cost and return on investment resulting from such installations. Fluctuations in economic and market conditions that affect the prices of conventional and non-solar alternative energy sources, such as sustained weakness or decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our profitability. Other factors that could have a negative effect on our rapidly evolving business include, but are not limited to:

■	changes in utility electric rates, net metering policies and curtailment of renewable inputs to the power grid;
■	increases in subsidies and policy incentives for non-renewable energy resources;
■	increases in the installed costs of solar or wind power due to changes in tariffs, taxes and subsidies; and
■	adverse customer experience with performance and reliability of renewable power installations as they age.

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

Some OEM manufacturers and suppliers of components of the type we use in the systems we install have been financially weakened by competitive, financial and other factors, possibly including some of our current suppliers. Failures of large equipment suppliers to the climate control sector, which is more mature, are less common, but they do occur from time to time. Our installations of monitoring, solar and climate-control systems are covered by warranties from our component suppliers which may not be met. While we do not generally have direct warranty obligations related to components produced by our suppliers, we could suffer reputational damage if the component manufacturers default on their warranty obligations.

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

Our business is highly dependent on and benefits from the declining cost of solar power generation systems per unit of electricity generated and an ample supply of key components and our financial results would be harmed if these dynamics reversed or did not continue.

A key driver in the pricing of solar energy systems and customer adoption of this form of renewable energy has been the declining cost of solar panels and the raw materials necessary to manufacture them, reductions in the costs of other components, lower power losses from electricity distribution and power conversion components and efficiencies in regulatory costs of installations. If these changes do not continue to produce reductions in the delivered cost of power produced from solar installations, growth in the industry could slow and our sales and financial results would suffer. Global supplies of solar panels have increasingly been provided by manufacturers based in China, some of whom benefit from favorable foreign regulatory regimes and governmental support, including subsidies. If this support were to decrease or be eliminated, if internal Chinese demand for panels increases to a level that exports are reduced, or if tariffs and import restrictions above current levels were to be imposed by U.S. or European governments, it could lead to higher prices for panels (or other components), reducing demand and margins. This risk is currently elevated in the United States by the pending ruling of the International Trade Commission, expected before year-end 2017, that could impose tariffs on solar panels as a remedy for an action brought by U.S. panel manufacturers who have been found to have been harmed by Chinese imports.

If potential owners of solar PV systems are unable to secure financing on acceptable terms as a result of financial crisis, rising interest rates, perceived instability of revenues or other factors, there could be a reduction in demand for solar PV systems and the monitoring, control and support services we offer.

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

Over the last few years, public disfavor of solar and wind farms in the United States, certain European countries and Australia that have historically encouraged such projects has been manifested in changes in government policies and regulations. In the opinion of our management, the public opposition to renewable power generation projects has been triggered by concerns such as that scarce farm land was being displaced, local aesthetics were being compromised and the cost of the power supplied from ground-based systems in particular did not justify government policy concessions and was leading to the approval of excessively high feed-in tariff rates or other forms of subsidies by regulators. Key policy changes observed include reductions of subsidies applicable to ground-based solar installations relative to other types of projects and changes in permitting regulations that make ground-based installations difficult or practically impossible to start in some locales. Consequently, the number of economically feasible projects has declined in many areas. The resulting and expected reduction in opportunities for us to support large-scale solar projects in these proven markets for us may constrain our overall market opportunity and will necessitate that we rely more heavily on serving emerging markets and developed markets that are unfamiliar to us and in which we lack personnel and effective sales channels. This is likely to reduce our growth potential and poses operational challenges that could adversely affect our financial performance.

Regulations applicable to the U.S. market may exacerbate competitive pressures for solar PV development and reduce margins, making it harder for us to grow profitably in the United States.

In certain U.S. jurisdictions government regulations or utility policies pertaining to solar power systems are unpredictable and have the potential to cause significant additional expenses or delays for projects of all sizes. Also, some jurisdictions have imposed regulations that effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid, sometimes reversing or limiting prior policies that required utilities to accept power from renewable resources. A new imposition of tariffs on Chinese-manufactured solar panels that is being considered by the International Trade Commission, if it occurs, would disrupt established supply relationships and increased costs. Collectively, these and similar factors may constrain implementation of U.S.solar energy systems and opportunities to sell our monitoring and O&M services relative to expectations. Our management expects these dynamics to increase competitive pressures among system developers and service providers that could lead to reduced pricing and profits. Our system and services sales initiatives in the United States may not meet our growth expectations or be profitable as a result.

In our projects-related businesses we depend on a small number of suppliers for key components used in our products and systems with the result that we risk disruption of our salesif supply of key components is curtailed and our purchases of components may be constrained by our inability to negotiate competitive prices, lead times and other trade terms.

Our businesses focused on system design and installation, including solar monitoring systems and new installations and energy efficiency / climate control systems, provide the preponderance of our revenue. Typically, we obtain key components required by these businesses from a small number of suppliers who are willing to offer us credit terms or produce products to our specifications and the number of these suppliers is further limited by our small scale and weak financial condition. We believe that our commercial relationship with our critical suppliers in each of our business segments is currently good, but if we experience difficulty in making timely payments, our past experience has demonstrated that it will lead to immediate curtailment of shipments to us by suppliers, which in turn would reduce revenues and increase our supply costs. We do not maintain, or expect to be able to maintain, sufficient inventories to allow us to buffer the consequences of supply interruptions. Although alternative suppliers exist for many of the components we sell in our monitoring systems and climate control businesses, new suppliers may not be willing to ship to us on customary trade terms, or at all, due to our financial condition. Sometimes we are in a position of having only one source of supply for critical components. The sudden loss of any of our current primary component supply relationships could cause a delay in order fulfilment and be disruptive to our operations and lead to financial losses.

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

We lack strong brand identity in our served markets and our failure to achieve greater prominence and favorable recognition of our brands could severely and adversely affect the viability of our renewable energy-related businesses and the ability of the Company to continue as a going concern.

We acquired the Draker brand and continue to utilize it for all of our monitoring products in the markets where Draker, Inc. was historically active, notably North America and Japan. The Draker brand was once recognized as the solar monitoring technology leader in the United States, but recently it is associated with some execution and reliability problems for its systems and software in the period immediately prior to our acquisition of the Draker assets. Although we have invested heavily in remediating performance issues with the Draker software platform and in the fulfilment of new system orders, this may not be sufficient to overcome adverse market reputation and allow us to rebuild market share. Anticipating that we would acquire the equity of Inaccess that we do not currently own or that we would continue to have a long-term strategic relationship with Inaccess, we have begun co-branding monitoring systems and services sold in the United States with the Inaccess brand and logo, even though the Inaccess brand does not have wide recognition in the U.S. market for monitoring and control systems. Our energy efficiency / climate control systems are marketed and sold under the Parmac brand, which has recognition in its served Australian market.

The BlueNRGY brand is substantially unknown by purchasers of the systems and services we sell and it has not been utilized to a significant extent in selling or marketing them. It is utilized as our corporate name and is known to some investors, but it does not have wide recognition. Given our limited resources and ability to promote awareness of the BlueNRGY brand, it is unclear whether or not it will gain enough market acceptance to positively influence sales or acceptance of our systems or services or facilitate increased interest in our equity securities among investors.

If our brand choices constrain revenue and margin growth and delay our attainment of profitability, it would be detrimental to our overall business. If any of our brands gain recognition and acceptance in our served markets, our failure to effectively execute on delivery or service promises would be highly adverse to our prospects and create a window of opportunity for the continued growth of competitors utilizing similar technology and could foreclose us from establishing ourselves in key markets. The expense of simultaneously building multiple brands in our several served markets is significant and could further impair our liquidity and chances for success.

The BlueNRGY name and brand is not registered by us in any jurisdiction and we are potentially vulnerable to confusion about our identity and to initiatives by owners of similar names to limit our use of the BlueNRGY name or brand jurisdictions where we try to use it, including in the United States and Australia.

Our application to register the BlueNRGY trademark/service mark in the United States has been rejected and we have not sought to register the name in any other jurisdiction. Other companies operating in the United States, Australia, Canada and Europe utilize similar names or marks and some of them appear to be involved in the energy or renewable energy sector. Consequently, there is potential that customers and investors could confuse us with other companies utilizing similar names. Such confusion could have adverse impact on our reputation and the acceptance of our products.

Because we lack the protection of having registered our name in any jurisdiction, the possibility exists that other companies utilizing a similar name could seek to block our use of the BlueNRGY name or service mark to protect their own identity or to gain competitive advantage. If we have to defend against such action, it could require substantial expenditure for legal and other costs that could materially adversely affect our financial performance. Furthermore, there would be no assurance that we would be successful in such defense. This could result in our having to discontinue use of the BlueNRGY name and mark and to incur additional expenses to change our branding.

The risks associated with our monitoring, control and analytics business are similar for Inaccess and could affect the value of our Inaccess equity investment and our operating results.

Inaccess provides monitoring and control systems for distributed renewable energy facilities, predominately solar PV. The company’s operations are primarily in Europe and its renewable energy customers operate in multiple jurisdictions, with significant concentrations of activity in Europe, Central and South America, Africa and the Middle East. Consequently, Inaccess is challenged by the requirement of selling and supporting application of its technology and systems outside of its home territory and across multiple regions. Because the focus of Inaccess is on the monitoring and control of larger systems than Draker and on integration of those systems with local electrical grids, it must comply with rigorous and varying requirements of utilities and grid operators in many countries and is subject to a complex mix of regulatory and policy requirements. In addition, Inaccess serves customers in the telecom sector and must meet different and challenging requirements of that highly regulated and dynamic sector.

The failure of Inaccess, which is governed and managed independently from us, to manage the risks of its business, or the exposures it has to changing regulatory and policy dynamics beyond its control, could adversely affect the value of our investment in the company. The results of the operating performance of Inaccess, in proportion to our equity interest, are consolidated in our financial statements for our 2017 fiscal year and that will continue to be the case for as long as we hold a percentage equity interest that requires us to consolidate the Inaccess operating results under applicable accounting rules. Consequently, if Inaccess incurs losses in future years, our financial performance could be adversely affected.

Our failure to timely consummate the purchase of the remaining Inaccess shares that we do not own may subject us to penalties that could impair the value of our investment.

We had committed to purchase the ordinary and preferred shares of Inaccess that we do not already own (refer to Item 4.A. under the heading “Recent / Prospective Acquisitions”) but defaulted on that obligation as of April 3, 2017. This default subjects us to various adverse consequences, at the discretion of Inaccess or its other shareholders that could impair the value of our investment in Inaccess’ preferred shares, including any or all of the following: (i) conversion of our preferred shares into Inaccess ordinary shares, (ii) loss of our rights to representation on the Inaccess board of directors, (iii) redemption of our Inaccess shares by Inaccess at the original purchase price, and (iv) extinguishment of our right to purchase the remaining shares of Inaccess on the terms negotiated or any terms, except as otherwise specified in the shareholders agreement. The foregoing summary of consequences of a default under the Inaccess share purchase agreement is qualified in its entirety by the terms of the Inaccess Articles of Association, a copy of which is filed as Exhibit 4.24 hereto.

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

We require additional cash resources to fund our business plan and to continue operating as a going concern. The Company may sell additional equity to obtain needed funds and the use of such funds could include:

■	funding losses and paying existing creditors;
■	expanding into new product markets and geographies;
■	acquiring complementary businesses, products, services or technologies;
■	hiring additional technical and other personnel for purposes of business development, research and other activities consistent with our strategy; or
■	otherwise pursuing strategic plans and responding to competitive pressures.

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

There are no assurances that equity financing will be available in amounts or on acceptable terms, if at all. If financing is not available to us on acceptable terms if and when needed, we will be unable to fund our operations or expand our business. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue as a going concern.

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

We will require additional financing in the future in connection with execution of our growth strategy, to fund future capital expenditures, working capital and losses. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

■	increase our vulnerability to general adverse economic and industry conditions;
■	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital, growth and other general corporate purposes; and
■	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

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

Rule 144 under the Securities Act, permits the resale, subject to various terms and conditions, of limited amounts of restricted securities after they have been held for six months. The SEC prohibits the use of Rule 144 for resale of securities issued by shell companies (other than business transaction related shell companies) and limits the use of Rule 144 for resale of securities of issuers that have been at any time previously a shell company. It is our view that in 1999 we were a shell company. We were originally formed on August 18, 1989 in Australia as London Securities Limited, a corporation subject to the laws of Australia, specifically, the Australian Corporations Act. Our ordinary shares were first listed on the Australian Stock Exchange, or ASX, in 1989. Following our inception, we began acquiring energy generation assets and on December 19, 1996, changed our name to Asia Pacific Infrastructure Limited. We were, however, suspended from trading on ASX on October 8, 1998. In calendar year 1999 we had nominal non-cash assets and we had nominal operations. We resumed trading on ASX on April 18, 2000.

The SEC allows the use of Rule 144 for resale of securities issued by issuers that have been at any time previously a shell company if the following conditions are met: the issuer of the securities that was formerly a shell company has ceased to be a shell company; the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company. We believe that, upon the filing of this Report, we will have met all of these requirements. In the 2014 and 2015 fiscal years, however, we did not file our Annual Report on Form 20-F in a timely fashion.

Our ordinary shares trading in the United States on the OTC Markets, trading is thin and the market price of our shares is volatile, conditions that individually or in combination may render our shareholders unable to sell the ordinary shares at or near “ask” prices, or at all; consequently, if our shareholders need to sell their shares to raise money or otherwise desire to liquidate their shares they could incur substantial losses.

We intend to pursue a NASDAQ listing if and when we meet the NASDAQ Capital Market’s initial listing requirements, but there is no assurance that our application will be approved or that an active public market for our ordinary shares will develop or be sustained. Our ordinary shares began trading on the OTC Markets on September 10, 2015 following a nine-month suspension and delisting from the NASDAQ Capital Market and it is not clear if an active market for our shares will develop. Since trading recommenced on the OTC Markets and we completed a 1-for-80 share consolidation on December 17, 2015, the highest trading volume recorded in a single day through September 30, 2017 was 30,801 shares, representing a total value of shares traded on such day of $15,401. This lack of an active market means that the number of persons interested in purchasing ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that many of our shareholders are located in Australia and lack the capability or knowledge to trade in the U.S. markets, were issued unregistered shares, pursuant to the DOCA or in private placement transactions following our emergence from VA that are not currently eligible to trade in the U.S. market, the Company’s history of losses and the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the U.S. investment community that generate or influence sales volume. Even if we came to the attention of such persons, they tend to be risk-adverse and may be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as our business has demonstrated viability and we become larger and more seasoned. As a consequence, there may continue to be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on our stock price. There are no assurances that a broader or more active public trading market for our ordinary shares will develop or be sustained, or even that current trading levels experienced on the OTC Markets will be sustained.

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

Some specific factors that could negatively affect the price of our ordinary shares or result in fluctuations in their price and trading volume include:

■	actual or expected fluctuations in our operating results;
■	actual or expected changes in our growth rates or our competitors’ growth rates;
■	our inability to raise additional capital, limiting our ability to continue as a going concern;
■	expectations that we will raise needed capital through share issuances that will dilute our existing shareholders;
■	changes in market prices for our product or for our raw materials;
■	changes in market valuations of similar companies;
■	changes in key personnel for us or our competitors;
■	speculation in the press or investment community;
■	changes or proposed changes in laws and regulations affecting the renewable energy industry as a whole;
■	conditions in the renewable energy industry generally; and
■	conditions in the financial markets in general or changes in general economic conditions.

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

Our ordinary shares are currently only traded on the OTC Markets. If and when we meet the NASDAQ Capital Market’s initial listing requirements we intend to seek a NASDAQ listing at the earliest opportunity. We believe that listing on NASDAQ will result in a more active public market and liquidity for our ordinary shares than is observed on the OTC Markets, but there can be no assurance that this is will be the case or that our NASDAQ listing application will be approved. There may be significant consequences associated with our ordinary shares trading on the OTC Markets rather than a national exchange. The effects of not being able to list our ordinary shares on a national exchange include:

■	limited release of the market price of our securities;
■	limited news coverage;
■	limited interest by investors in our securities;
■	volatility of our ordinary share price due to low trading volume;
■	increased difficulty in selling our securities in certain states due to “blue sky” restrictions; and
■	limited ability to issue additional securities or to secure additional financing.

If our shares are eventually approved for listing on the NASDAQ Capital Market or any other U.S. national securities exchange, there is no assurance that the Company will be able to continue to meet all necessary requirements for such listing; therefore, there is no assurance that our ordinary shares will continue to trade on a national securities exchange. At any time when our shares do not trade on a national exchange, liquidity may be reduced and our stock price could decline.

In our 2016 fiscal year, we completed a 1-for-80 reverse share split and may undertake another reverse share split to meet the NASDAQ initial listing requirements with the consequence that the market liquidity of our ordinary shares may have been adversely affected and could continue to be so and the value of your investment could be impaired and our business harmed.

On December 17, 2015, we effected a 1-for-80 share consolidation. This action may have depressed the value of our shares and continue to do so with the following adverse consequences:

■	the per share price may be too low to attract brokers and investors who do not trade in lower priced stocks;
■	the share consolidation may have reduced the share price to a level that will jeopardize our ability to attract and retain employees and other service providers;
■	the share consolidation may have reduced the share price to a level that fails to incentivize the shareholders of any company targeted for acquisition in the future, to accept our ordinary shares as consideration, necessitating that we raise cash from new shareholders on dilutive terms to our existing shareholders;
■	the market price per share will not equal or exceed the price required to qualify for initial listing or remain in excess of the US$1.00 minimum bid price as required by NASDAQ following initial listing;

In addition, the share consolidation reduced the number of shares available in the public float and this may have impaired the liquidity in the market for our ordinary shares and continue to do so on a sustained basis, which may in turn reduce the value of our ordinary shares. We may in the future undergo one or more additional share consolidations in pursuit of meeting the NASDAQ listing requirements or for other reasons and such action could have similar adverse consequences. If we issue additional shares in the future, it will result in the dilution of our existing shareholders.

As a foreign private issuer, we follow certain home-country corporate governance practices that afford less protection to holders of our ordinary shares than would be available to U.S. issuers listed on NASDAQ.

As a foreign private issuer, we follow certain home-country corporate governance practices and intend to continue to do so in lieu of certain NASDAQ requirements if we are successful in regaining our NASDAQ listing. Australian law does not require us to follow NASDAQ requirements, even if we are listed on NASDAQ, including with respect to the composition of our Board and nominations committee and executive sessions, having a majority of our Board be independent, establishing a nominations committee or holding regular executive sessions where only independent directors are present and the requirement to obtain shareholder approval in all circumstances where we issue shares constituting more than 20% of our outstanding shares. (Refer to Item 16G “Corporate Governance”.)

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

Our principal shareholders include affiliates of W.H. Soul Pattinson and certain affiliates, referred to as WHSP, ESOL B.V., and Mr. Morro (the latter is an officer and director of the Company) and they collectively control over 31.5% of our outstanding ordinary shares as of September 30, 2017.

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

A significant portion of our total outstanding shares are eligible to be sold into the market subject to Rule 144, which could cause the market price of our ordinary shares to drop significantly or be sustained at low levels, even if our business is doing well.

Our ordinary shares issued in conjunction with the DOCA and to former holders of shares of BlueNRGY LLC who received our shares as consideration for its acquisition are eligible to be sold, subject to Rule 144. Sales of such shares could cause the market price of our ordinary shares to drop significantly or be sustained at low levels that impair realization of shareholder value and preclude acceptance of application to trade on the NASDAQ Capital Market.

Our Constitution grants to our Board the authority to issue preferred stock without further approval by our shareholders, which could adversely affect the rights of the holders of our ordinary shares

Our Board has the power to fix and determine the relative rights and designations of preferred stock. Our Board also has the power to issue preferred stock without further shareholder approval, subject to the provisions of our Constitution and the Act. As a result, our Board could authorize the issuance of new series of preferred stock that would grant to holders thereof certain preferred rights to (i) our assets upon liquidation; (ii) receive dividend payments ahead of holders of ordinary shares; (iii) and the redemption of the shares, together with a premium, prior to the redemption of our ordinary shares. In addition, our Board could authorize the issuance of new series of preferred stock that is convertible into our ordinary shares, which could decrease the relative voting power of our ordinary shares or result in dilution to our existing shareholders

Research analysts do not currently publish research about our business, limiting information available to shareholders, and if this continues to be the case, or if analysts do publish unfavorable commentary or downgrade our ordinary shares, it could adversely affect our stock price and trading volume.

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

ITEM 4.        INFORMATION ON THE COMPANY

4.A.               History and Development of the Company

We were originally formed on August 18, 1989 in Australia as London Securities Limited, a corporation subject to the laws of Australia, specifically, the Australian Corporations Act. Following our inception, we began acquiring energy generation assets. Subsequently, we undertook major adjustments in strategic focus and changed our name in 1996. After a suspension in trading on the ASX in 1998 and a restructuring in 1999, during which we had nominal non-cash assets and operations and again changed our name, we resumed trading on ASX on April 18, 2000. We adopted the name CBD Energy Limited on December 6, 2002. Operating as CBD Energy Limited, we reemphasized development of energy-related businesses and undertook new initiatives to acquire installation and service contractors delivering energy-efficient commercial-scale climate control systems. We entered VA on November 14, 2014 and our corporate organization and liabilities were restructured pursuant to the DOCAs. We emerged from the VA on January 27, 2015 having retained a strategic focus on delivering and managing renewable energy generation and energy-efficient climate-control systems. On March 20, 2015 the Company’s name was changed to BlueNRGY Group Limited.

Our ordinary shares were listed on the Australian Stock Exchange from 1989 through (other than the 18 months mentioned above) January 31, 2014, when we voluntarily delisted them in connection with our U.S. listing. Our ordinary shares traded on the OTC Markets from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF, and began trading on the NASDAQ Capital Market on June 13, 2014. However, trading in our ordinary shares was suspended on November 14, 2014 following commencement of the VA process. Our ordinary shares began trading again on September 10, 2015 in the over-the-counter market under the ticker symbol CBDEF. We are endeavoring to complete the steps necessary to relist our ordinary shares on the NASDAQ Capital Market, but there is no assurance that we will be successful in doing so.

Recent / Prospective Acquisitions

We have developed our current business in part through strategic acquisitions, several of which have had significant impact on the results of our continuing operations during the 2015, 2016 and 2017 fiscal years and, as also described below, we are actively pursuing two additional transactions that our management believes, if completed, would have a significant favorable impact on our operating results for our 2018 fiscal year. The terms of the completed transactions described below are qualified in their entirety by the applicable acquisition documents included as Exhibits to our filings with the SEC.

GED

On July 3, 2014, through our wholly-owned subsidiary CBD Acquisition Holdings, Inc., we acquired all of the outstanding equity interests of Green Earth Developers LLC, referred to as GED, a solar and electrical EPC contractor based in North Carolina. The acquisition was intended to bolster our ability to capitalize on large-scale solar PV project opportunities in the U.S. market. At the time of the acquisition, GED had a track record of completing projects of 1MW – 5MW in size. GED ceased operations in the 2017 fiscal year. This description of the GED transaction is qualified in its entirety by the purchase agreement which is filed as Exhibit 4.25 to this Report.

BlueNRGY LLC Acquisition

In January 2015, in conjunction with our Reorganization Plans, we acquired 100% of the equity interests of BlueNRGY LLC, a U.S. company specializing in data acquisition, analysis and management related to the performance of geographically distributed energy generation systems and providing related operations and maintenance, or O&M, services. At the time of the BN Acquisition, BlueNRGY LLC was a development-stage enterprise serving a small number of customers in Europe and Asia. Following the Draker acquisition, commercial application of the BlueNRGY LLC software platform was discontinued. Consideration paid to the BlueNRGY LLC shareholders and shares issued to key executives and Directors of the Group as part of the transaction comprised in aggregate 1,927,175 of our ordinary shares. Based on the issuance of our ordinary shares to investors in a contemporaneous private placement at US$3.03 per share (after giving effect to the 1:80 share consolidation that occurred in December 2015) per share, the value of our shares issued to the BlueNRGY LLC shareholders was US$5.8 million. BlueNRGY LLC has its principal offices in Fort Lauderdale, FL.

Draker Transaction

On September 16, 2015, we acquired, through a newly formed U.S. subsidiary, the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the transaction, referred to as the Draker Transaction, our acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the “Draker” name. With the exception of the Seller’s secured indebtedness to the Vermont Economic Development Authority (“VEDA”), Draker Corporation did not assume Seller’s liabilities. As a result of the Draker Transaction, we are supplying monitoring services to Seller’s customers and have negotiated and document continuing service agreements at more than 1,600 sites where the Draker system was installed in the Americas, Japan and Europe. New installations are being implemented for those customers and new customers and as of September 30, 2017, we were monitoring operations at more than 2,200 sites. As a result of the Draker Transaction, we believe we are one of the leading independent companies providing equipment and monitoring software and related services to measure the performance of solar PV generation installations in North America.

Inaccess Transaction

The Company subscribed to €3.25 million of convertible preferred shares (‘Inaccess Preferred Shares’) of Inaccess on July 7, 2016. Inaccess is a UK company that provides hardware and software systems for monitoring and controlling the performance of distributed renewable energy and telecom facilities worldwide. Our management believes that the Inaccess business is highly complementary to our own Monitoring and Data Analytics business. At the time of the Preferred Share subscription, the Preferred Shares were convertible into 20% of the Inaccess ordinary equity interests, although subsequent repurchases of its ordinary shares by Inaccess boosted this percentage to approximately 22%.

Our agreement with Inaccess contemplated the purchase of all of the remaining shares of Inaccess at a stipulated price, but we did not complete the purchase within the time required and the Inaccess shareholders’ obligation to transact at the agreed price expired. As a consequence, there is no assurance about the terms on which we will be able to acquire the remaining Inaccess equity or if we will be able to do so at any price. Our purchase default also subjects us, at the discretion of Inaccess, to the redemption of our Inaccess Preferred Shares at the original purchase price or their conversion to Inaccess ordinary shares and reduced governance participation, which could result in the impairment of our investment value.

Notwithstanding our failure to timely purchase the remainder of the Inaccess equity we do not own, we maintain a strategic relationship with Inaccess, support the sale, installation and provision of customer service for their systems and technology solutions in North America and we expect this relationship to produce enhanced sales and market penetration for us and Inaccess during our 2018 fiscal year. In addition, we are continuing to actively pursue the acquisition of the Inaccess equity that we do not own, subject to limitations on the availability of financial resources to do so, but there is no assurance that our expectations regarding enhanced operating results or the acquisition of additional Inaccess equity interests will be realized.

Green States Energy Transaction

On August 22, 2017 we entered into a letter of intent, or LOI, with Green States Energy, Inc, or GSE, to acquire, through merger with one of our U.S. subsidiaries, 100% of the outstanding equity interests of GSE, referred to as the GSE Transaction. GSE owns and operates solar PV installations in three states commissioned between 2011 and 2014 with total peak generation capacity of approximately 18MW. GSE was profitable in its last fiscal year, generates positive cash flow, net of debt service and, if its operating results were consolidated with our own, would make our PPO line of business material to our operating results. The GSE transaction would also be accretive to our earnings if consummated. Under the agreement, the consideration payable to GSE equity holders would be would be 34 million of our ordinary shares and up to 4 million additional ordinary shares could be issuable by us to satisfy GSE liabilities.

The LOI pertaining to the GSE Transaction is subject to binding exclusivity terms and various contingencies, including satisfactory completion of due diligence by both parties, negotiation of definitive purchase documentation and approval of the GSE shareholders, that make it uncertain whether or not the GSE Transaction can be consummated. The LOI, originally set to expire September 30, 2017 was extended until November 30, 2017 to permit ongoing due diligence and purchase documentation to be completed and the filing of this annual report on Form 20-F. The managements of both companies are working actively to satisfy the GSE Transaction contingencies.

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

Other initiatives to streamline operations following our emergence from VA have resulted in the cessation of operations in the following subsidiaries, although we have not yet taken steps to wind up or liquidate the legal entities:

Subsidiary	Jurisdiction of Incorporation	Principal Activity	% Owned
Westinghouse Solar Limited	UK	Solar	100
Westinghouse Solar Inc	USA	Solar	100
Green Earth Developers, LLC	USA	Solar	100
CBD Energy USA Limited	USA	Special purpose vehicle	100
BlueNRGY, LLC	USA	Data management	100

In addition, the operating company, Chatham Island Wind Limited, organized to sell power to the Chatham Island Electricity Trust (referred to as the Chatham Project and discussed below), has been placed into administration in New Zealand and we expect it to be liquidated in the course of those proceedings.

Our principal office is located at Level 32, 200 George Street, Sydney, NSW 2000, Australia. Our telephone number is +61 (0)2 8277 4111. Our website address is bluenrgy.com. Information on our website and websites linked to it do not constitute part of this Report. Process can be served in the United States at our United States office address – BlueNRGY Group Limited, 431 Pine Street, Suite 114, Burlington, VT 05401.

4.B.               Our Business

Overview

We are an Australian corporation operating in the global renewable energy and energy-efficiency sectors. Our businesses provide technology and services that allow owners of renewable generation assets to maximize power production and return on investment throughout the life cycle of this long-lived class of assets. In some regions where we operate, most notably in Australia and the U.S., this includes the application of our engineering know-how and extensive data resources to design and support customers with the installation of efficient new renewable systems and to upgrade, retrofit and optimize existing facilities. In Australia, we also deliver differentiated products and services that are designed to allow electricity consumers to reduce power costs and increase efficiency of their climate control and other systems. In recent years, we have expanded the scope of operations throughout Australia and to Asia, Europe and the United States. The scope of our activities was curtailed by the VA process described in Item 4.A. and subsequently, we have continued to narrow the scope of our businesses to focus on segments in which we believe we can establish competitive advantage in our served markets. However, we continue to conduct business through multiple subsidiaries operating in the aforementioned regions. Our continuing activities are divided among the following lines of business:

■	Monitoring, Control & Performance Analytics;
■	Support services for customers who own, operate and maintain renewable systems (O&M Support Services);
■	Solar Photovoltaic (or PV) System Design & Installation in Australia and related technical support for customers elsewhere;
■	Energy Efficiency/Climate-control Technology Solutions; and
■	Operation of self-owned renewable generation assets, now referred to as Power Production Operations, or PPO, and previously termed Remote Area Power Systems, or RAPS.

Prior to the VA process, we were also actively developing wind projects, but our involvement with wind generation systems is now and is expected to continue to be limited to providing data management and maintenance services.

In conjunction with effecting our Reorganization Plans, we acquired a development-stage enterprise, BlueNRGY LLC, and focused on the collection and application of performance data from distributed renewable power generation facilities. We augmented these capabilities with the Draker and Inaccess transactions, establishing us as one of the leading independent providers of solar monitoring and data analytics in North America. Including the solar monitoring business of Inaccess in which we hold a minority equity-interest, we currently receive, compile and furnish operating performance and other pertinent data from solar PV installations having a peak generating capacity of approximately 7GW and located in the Americas, Australia, Asia and Europe, Africa and India. These system monitoring and control solutions have gained wide acceptance for their reliability, durability and accuracy.

Our businesses providing operations and maintenance, or O&M,support and optimization are still in the development stage and not yet material to our operations. However, we intend to scale these in response to requests from our customers who want the benefit of applying our data-driven processes for efficiently maximizing the financial performance of their projects. Until the financial results are material, these activities will continue to be reported in the Monitoring and Control business segment in our financial statements.

Over the years prior to our VA, we actively attempted to diversify our solar PV installation business geographically in order to capitalize on changing demand for new renewable energy generation. In our 2017 fiscal year, due to market factors, we stopped pursuing solar PV installation in all markets other than Australia and our U.S. subsidiary, GED,and our UK subsidiary ceased operations. For efficiency, although our solar installation activities worldwide are, and will continue to be reported as a separate line of business in our financial statements, the management of our continuing solar PV installation initiatives in Australiahas been transferred to our Parmac subsidiary, which also provides engineering, procurement and construction, or EPC services related to energy efficient climate control systems. Because of our extensive experience, we believe we can deliver solar PV projects profitably in the Australia. This experience includes the design and completion of more than 70MW of large-scale projects in Australia, the U.S. and other international markets and more than 17,000 small-scale and residential systems in Australia.

Our wind project development business was historically confined to Australia and was discontinued during our 2015 fiscal year pursuant to our Reorganization Plans. While this line of business was active, we developed and managed the construction of wind farms with peak generating capacity of 107MW, including a 0.5 MW installation on Chatham Island, referred to as the Chatham Project. Due to a commercial dispute, Chatham Project operations, reported in our financial statements under our RAPS line of business, have been curtailed and we expect that operating subsidiary to be liquidated during our 2018 fiscal year. As a wind-project developer, we acquired and demonstrated competencies in negotiation of long-term energy off-take agreements, or PPAs that have been retained and that we believe will have application in our Data Management and Performance Analytics business.

Our energy efficiency and technology solutions business segment, Parmac, is active only in Australia, where strong incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations.

Our Industry

The renewable energy industry, which includes energy derived from wind, solar and renewable biological resources, grew rapidly throughout the world in recent years. Although the level of renewable energy investment has declined in the seven calendar quarters through March 31, 2017, according to the Renewables 2017 Global Status Report, or the REN21 Report, published by the Renewable Energy Policy Network for the 21st Century, it is still averaging over US$200 billion per annum. This sustained level of investment has been a result of the convergence of several factors including government policies favoring the use of renewable resources over carbon-based alternatives and technological advances that have reduced the cost of energy derived from renewable resources. Evidencing these trends is the level of investment in key regions of the world, as shown in the table below:

Figure 1: Global Investment in Clean Energy by Calendar Quarter (Billions of US$)

Source: https://about.bnef.com/blog/clean-energy-investment-q1-2017-figures/

Although Figure 1 illustrates that the aggregate investment in renewable energy has fallen, the installation rate of new renewable energy generating capacity is growing, according to the REN21 Report, because the decline in unit costs of installing renewable capacity more than offsets the reduced investment amounts. According to the REN21 Report, newly installed renewable power capacity set new records in 2016, with 161 gigawatts (GW) added, increasing the global total by almost 9% relative to 2015. The REN21 Report also stated that Solar PV was the star performer in 2016. Solar PV represented approximately 47% of the total renewable capacity additions globally, followed by wind power at 34% and hydropower at 15.5%. These three sub-segments, representing a combined total of 96.5% of global renewable energy capacity installations in 2016, comprise the primary end-markets for our monitoring and control technologies and related services. Including activities of Inaccess, in which we hold a minority interest, we are most active in serving the solar segment and in the current fiscal year have initiated offerings for the, wind, smaller hydro projects (typically less than 50MW) and for energy storage and efficiency applications that complement other types of renewable energy installations. Our technology can be deployed in any geographic market and thus our business is not constrained by the ebb and flow of investment to any specific region.

Solar PV

As reflected in the REN 21 Report, the solar segment received approximately $114 billion of investment capital in 2016, which includes amounts for commercial technologies such as solar thermal systems and concentrating solar thermal power. However, all but a small fraction is represented by solar PV, which has become the fastest growing sub-segment of the renewable energy industry. The growth trend of solar PV is illustrated in Figure 2 below.

Figure 2: Solar PV Global Capacity and Annual Additions, 2006-2016

Our management believes that several factors recognized in the REN 21 Report and discussed below have contributed to the robust growth of key renewable sub-segments and to growth in solar PV in particular. These dynamics create substantial opportunity for participants such as ourselves who serve the solar PV market.

Costs of renewable energy delivered have declined to or below that derived from traditional fossil-fuel sources and the installed cost of solar PV is continuing to fall rapidly.

Figure 3, shown below, illustrates the Levelized Cost of Energy, or LCOE, from various renewable energy technologies at year-end 2014. It shows clearly that utility-scale installations are able to deliver electric power in a cost range that is competitive with traditional fossil fuels.

Figure 3: Energy Cost vs LCOE in Selected Markets - 2014

The downward trend in the LCOE of solar PV appear to have been sustained between 2014 and 2016 based on installed solar PV system price figures published for the U.S. market and shown in Figures 4 below:

Figure 4: Prices and installation rates of solar PV systems in the United States (2009–2016)

Source: Industry Data SEIA Research and Resources

Over the past several years, reductions in the costs of solar PV system components such as modules have been a primary driver of lower costs but the rate of decline has moderated recently, as shown in Figure 5 below. However, our management believes that reductions in balance of system costs and improvements in system efficiency will continue the trend of lower LCOE for solar PV and will foster increased demand in coming years.

Figure 5: Reduction in solar PV modules Prices in Australia

Source: “Solar Choice,” Australian Solar PV Installation Brokers

We also believe that observed reductions in cost of complementary storage technologies will allow electricity from renewable generation to be used cost-effectively after sunset or when the wind isn’t blowing and that this will further augment demand for renewable energy.

The convergence rate of solar energy cost with traditional energy costs has been accelerated by increases in electric power rates in key markets we serve.

In Australia, retail electricity price has roughly doubled over the last decade, although the rate of increase has recently moderated.

Figure 6: Electricity price indices for households and businesses in Australia

Source: Australian Energy Council

In the United States, recent retail price increases have not been as rapid as in Australia, but according to the U.S. Energy Information Administration, prices are more than 50% higher than in 2001 and the price trend continues to be rising, despite occasional reductions, as illustrated in Figure 7 below:

Figure 7: Index of U.S. retail electricity prices

Regulatory structures that incentivize solar installations are prevalent and have been important to driving historical demand in our markets, but they are declining in significance.

Regulatory structures to incentivize renewable energy solar vary by jurisdiction, and can include tariffs, grants, and Renewable Energy Certificates, or RECs, as a traded commodity for the renewable energy markets and tax credits.

Australia. Small-scale solar in Australia is incentivized primarily by the Small-scale Renewable Energy Scheme, or SRES, under which power generators and some industrial companies are obligated to purchase annually a number of small-scale technology certificates, or STCs, specified by the government agency responsible for administering the SRES program. Eligible installations are credited with a onetime allocation of STCs when completed. The regulator establishes the aggregate annual STC purchase obligation for power generators at a level approximately equal to the supply of STCs that it expects to be created from new installations, adjusted for over or under creation of STCs in prior years. STCs may be purchased by any person and freely traded. Consequently, an unregulated market for STCs has developed since the inception of the program. STC prices are effectively capped by the right of obligated purchasers to pay a fixed-rate penalty if they are unable to purchase sufficient STCs in the market to meet their obligations. As the costs of solar energy have declined and the market has matured, the number of STCs credited under the SRES program for each kW of solar capacity installed has been stepped down by the regulators and now typically represents less than 20% of the value of a system at market prices for STCs. The Australian government is expected to leave the SRES program unchanged through 2020, but there is no assurance that government policy will not change.

Large-scale renewable energy installations in Australia, which generally include wind systems, receive annual credit for the energy produced and this is reflected in the issuance of RECs. Power generators are obligated to meet targets for renewable energy generation and may do so by receiving credit in the form of RECs for the renewable power they generate, or they may buy RECs from others who are generating power from renewable sources in excess of their mandated requirements. In 2016, Australia adopted a large-scale renewable generation target, the Clean Energy Target, through 2020 at 33,000GWh, almost double the 17,500GWh of energy that was produced by large-scale renewable generation in 2016 (https://www.cleanenergycouncil.org.au/policy-advocacy/reports/clean-energy-australia-rep). If the Clean Energy Target is maintained, it would create ample opportunity for development of large-scale installations over the next three years that, according to the Australian Clean Energy Council, would represent investment of more than A$7 billion over the period. The value of RECs has trended up as a result, making more renewable projects financially viable. However, more recently the Australian government has retreated from the Clean Energy Target and announced instead support for a new initiative referred to as the National Energy Guarantee as well as continued meeting commitments of the Paris Climate Accord that favor renewable energy. The National Energy Guarantee requires purchase by energy retailers of sufficient dispatchable energy to meet peak demands. This would favor the implementation of renewable systems that are linked to storage to ensure the availability of committed power on demand. As reflected by the recent shifts, there can be no assurance that Australian government policy will remain stable or will be sufficient to incent investment and there is a possibility that renewable generation targets and new installations will be reduced.

United States. The regulatory incentives in the United States include a federal income tax credit that represents approximately 30% of the value of a project. In addition, a patchwork of state- and local-level programs exist that vary widely in structure and economic effect and may include tax credits or other deductions, outright grants, REC programs and mandated net metering or feed-in tariff arrangements that have the effect of further subsidizing solar and other renewable energy installations. The availability of federal tax credit program was extended at the end of 2015 and now begins to step down toward phase out beginning in 2019. Incentive programs of states that were early boosters of solar are generally also declining in significance. In general, state level incentives such as net metering have tended to be most favorable to residential or small-scale solar installations and we expect this to continue to be the case. Our management also expects that the impending reduction in the federal tax credit will produce a high level of activity in calendar year 2017– 2019, followed by a downturn in the pace of U.S. solar PV installations. The magnitude of any future downturn is unpredictable and depends on various factors including changes in system installation costs and expectations for retail and wholesale power generation costs.

As a result of market factors, the demand outlook for solar installation growth is favorable globally, as well as in our historical key markets of the USA and Australia.

Australia. Research funded by the Australia Renewable Energy Agency and the Australia PV Institute demonstrates the rapid and continuing growth of Solar PV in Australia. However, through 2015, most Australian solar PV installations were small residential systems and steady growth in the capacity of such systems is forecast by the Australia PV Institute, as shown in Figure 7 below:

Figure 8: Historical and projected residential capacity increases – 2001 to 2017

Source: Australia PV Institute (APVI) Solar Map

We took advantage of this robust residential market, installing more than 17,000 residential systems before shifting our focus to the development of larger systems and opportunities in other markets. We no longer design or install residential solar systems.

As the Australian solar PV market has continued to mature, financing has become more readily available for larger projects as reflected in the Clean Energy Australia Report published by the Clean Energy Council. In 2016, seven projects greater than 5MW were commissioned, which represents a 64% increase in cumulative installed capacity over the installed base at the end of 2015. Our management believes that the number of non-residential projects will grow in coming years and that there is significant potential for us to market both our monitoring solutions and O&M support services for solar PV in Australia.

United States. Overall demand for PV solar installations has continued to grow in the United States following the extension of the Federal investment tax credit program at year-end 2015. As illustrated by Figure 9 below, according to a publication of Solar Energy Industries Association (the “SEIA”), recent growth has been driven primarily by utility-scale and residential installations which is forecast to continue. Other non-residential PV installations (commercial and industrial, or C&I, projects), which could fall into either small-scale or large-scale categories, have been relatively stable but are also forecast to grow. SEIA forecasts this pattern to continue along with overall market growth even after the sunset of the investment tax credit program that begins in 2019.

Figure 9: U.S. PV Installations, 2017 Solar PV Forecast

Source: gtmresearch / SEIA: http://www.seia.org/research-resources/solar-industry-data

Competition among solar developers and installers is intense in all of our markets and they are highly fragmented, although market-share consolidation is occurring in some markets.

We no longer operate a solar development or installation business in any market other than Australia but are now pursuing solar development in that market on a limited basis in conjunction with our Energy Efficiency and climate control business. Consequently, we do not have or expect to develop meaningful market share for solar installations in Australia. However, our management believes that the fragmented nature of the installation market globally lowers barriers for us to penetrate new accounts with our monitoring and control solutions.

Wind

Wind energy is currently among the most economic forms of large-scale renewable energy and can often be developed at scale in the regions where power is needed if the wind resource is strong. The wind sector encompasses the design and installation of the generating system (turbines & towers) and ongoing maintenance and management. As with other renewable energy sub-sectors, installation of wind power generation capacity has grown substantially over the past decade, although wind energy investments globally have recently plateaued, as shown in Figure 10 below.

Figure 10: Wind Power Global Capacity and Annual Additions (2006 – 2016)

Despite the trend in capacity additions, the market represented by existing and new wind installations is large and represents an attractive potential market for independent monitoring and control systems. Hence, the wind sector represents an attractive future market for the application of monitoring and control solutions and related services. Inaccess, in which we currently own a minority equity interest, has recently developed new applications solutions for wind systems that augment the capabilities of control systems typically provided by turbine manufacturers and in some cases can substitute for such systems. We intend to support the marketing and sale of Inaccess solutions to our existing customers and prospective new customers where applicable. We expect to have advantages in doing so in our home market of Australia, particularly.

In the Australian market, wind capacity has grown steadily, driven by a government-mandated renewable energy target. This target requires electricity retailers to source an annually increasing amount of their customers’ electricity consumption from renewable sources, the largest component of which is necessarily wind. This trend in Australia is illustrated by the Figure 11 below:

Figure 11: Cumulative Installed Wind Capacity in Australia

Sourced: http_ramblingsdc.net_Australia_WindPower.html#Wind_power_capacity_in_Australia

To satisfy the recently adopted Australian renewable energy target, the Australian Clean Energy Council estimates growth in wind capacity averaging between 500MW and 750MW per year will be required through 2020 is required in Australia’s installed wind generation capacity. As shown in Figure 12 below, as of December 2016 there were 8 wind projects under construction at that time represented 867MW of wind generation capacity.

Figure 12: Wind Farms Under Construction And Committed At End 2016

Source: Clean Energy Australia Report 2016

To our knowledge, there are approximately 20 companies developing and/or operating wind farms in Australia. These include the three major nongovernment utilities – AGL, Origin Energy and Energy Australia. Within the top ten, we estimated that fewer than five have development pipelines of greater than 1,000MW.

Our understanding of the wind development markets in the U.S. and Europe is less complete, but based on the REN21 Report, numerous large-scale wind projects will be developed in both regions over the coming years.

Small-Scale Hydro

According to World Small Hydro Power Development Report from the World Bank, Small-scale Hydro, or SSH, is among the most important renewable energy sources, representing about 7% of the total installed renewable energy capacity (11.4% of total hydropower capacity) as shown in Figure 13 below.

Figure 13:

SSH has unique benefits, notably it is: a mature technology, generally economically feasible due to relatively low investment capital, and has minimal impact on the environment. SSH holds opportunity for significant growth in many countries, especially rural areas and emerging markets. As shown in Figure 14 In 2016, the global capacity of SSH installations below 10MW was estimated at 78GW, but the total estimated SSH potential was estimated to be 217GW in the same 3 years.

Figure 14:

From the International Center on Small Hydro Power (ICSHP)

One of the characteristics of SSH is that it is widely dispersed geographically and the revenue from site production is typically insufficient to support on-site personnel. Hence, SSH is an ideal candidate for remote monitoring and control solutions that can be utilized through a central control portal similar to solutions we provide for solar PV. Consequently our management team believes that SSH can become a significant application for our technology and we are actively working to commercialize solutions for this sub-sector, although there can be no assurance that this initiative will be successful.

Monitoring, Controls & Performance Analytics and Related Support Services

The addressable market for services targeting the data management and operations and maintenance of renewable generation projects of any type and in any region is defined largely by the installed generation capacity and new installations, with adjustments for differences that exist in project sizes and vertical integration among regional markets. Based on installed capacity projections by Bloomberg New Energy Finance displayed in Figure 15, this addressable market, excluding SSH, is expected to grow by 46% from 2016-2019.

Figure 15: Forecast 3 year growth – renewable generation capacity

Our monitoring and control systems, including those of Inaccess, are deployed primarily on solar PV facilities. We now also have pilot deployments at wind sites and are seeking to apply our technology to SSH installations. Distributed solar projects come in a wide variety of sizes, roughly characterized as residential (typically rooftop), small-scale commercial (often located on rooftops or elevated structures) and utility- or megawatt-scale. These systems are often referred to as data acquisition systems, or DAS systems and if they include robust site control capabilities, supervisory control and data acquisition, or SCADA systems. Many DAS and SCADA providers, as do we, offer facility owners and managers the capability to view operating data collected at site through a remotely-accessible software platform and to aggregate and analyze historical operating and other pertinent data, such as weather conditions, for purposes of maximizing revenue derived from their renewable generation assets.

Given our capabilities to provide data management and control and support for operations and maintenance, the sub-sectors that have been most relevant for our products and services are solar PV installations range in size from small-scale commercial facilities, often involving fleets of systems to megawatt-scale installations for both small- and large-fleet owners. With the enhanced capabilities gained through the Inaccess transaction, very large utility-scale projects and project fleets owned by vertically integrated solar companies are now also part of our target market scope. Our target market does not currently include residential-scale systems, which typically have capacities less than 10 kW.

DAS and SCADA systems for solar PV facilities are provided by numerous specialist firms, equipment OEMs such as the inverter companies, and a handful of large, vertically integrated organizations and utilities or independent power producers who have developed proprietary systems. Our management believes that the global market for monitoring and control systems for solar PV is highly fragmented and that neither we, together with Inaccess, nor any market participant has established market leadership. As of year-end 2016, the Global PV Monitoring 2017-2022 published by GTM Research and SOLCHAMBA, the Monitoring Report, placed Draker-Inaccess as one of the top 5 independent solar PV monitoring system providers and our management estimates our share of the addressable global market at less than 5% with the largest independent competitor being less than twice our scale. As further described below, the competitive landscape varies among important regional markets we serve or seek to serve with our monitoring and control systems for solar PV.

U.S. Market.

Our management believes, and the Monitoring Report report confirms, that the U.S. market for DAS and SCADA systems is one of the world’s most competitive and fragmented. Notable competitors serving the U.S. market with specialized data management and control systems for solar PV (including small-scale and mega-watt scale) include MeteoControl, Green Power Monitor, Locus Energy, Swinerton, Also Energy, TriMark and various inverter OEMs such as SMA, ABB and Huawei.

Based on statistics published by the U.S. Department of Energy SunShot Initiative, the total addressable market for solar PV monitoring in the United States is concentrated in a handful of states, with California being the largest by far. The geographic concentration of these installations for distributed solar PV illustrated in the Figure 16 below and provides perspective on states with the greatest market potential:

Figure 16: Representative Solar PV Installations

The chart above excludes large utility-scale facilities, but we believe that the geographic concentration is similar to that depicted for Distributed Solar by the US EIA. The U.S. utility-scale market includes a high concentration of site ownership by vertically integrated companies such as First Solar, Sun Power and various utilities. While the solar installations run by these companies are potentially within our addressable market, particularly following the Inaccess transaction, our market share in this sub-segment is insignificant. Nonetheless, we have had success in winning projects of this scale with special-purpose funds and operating entities (both public and private) that invest in renewable energy assets with PPAs for the cash flows derived from the projects. We believe that the Inaccess technology has distinct competitive advantages in serving this market segment and funds of this nature are active in developing and building portfolios of utility-scale solar PV facilities. Aggregators of renewable generation assets, whether public or private, typically have requirements for enhanced data analytics delivered through a single platform and we believe they will form an important category of customer in North America for our monitoring, control solutions and O&M support services that help to maximize power plant generation and revenue. Our management also believes that the aggregation of renewable asset ownership by specialized owners will grow globally and will create new customers for our services.

Australia. Government data shows that the preponderance of solar PV installations in Australia in recent years have been residential or were constructed by the major vertically-integrated utilities and the application for our monitoring and control solutions has been limited. However, as the market has continued to mature and financing has become more readily available for commercial and utility scale installations our management believes that a viable market will emerge for both our monitoring solutions and O&M support services for solar PV. Table 14 shows that in 2016 over 120 MW of large scale (over 5MW) solar plants were commissioned in Australia, which represents a 64% increase in cumulative installed capacity over the installed base at the end of 2015 according to the Clean Energy Australia Report.

Table 14: Large Scale Solar Plants Commissioned in 2016

Source: Clean Energy Australia Report 2016

Europe. Because of the evolution of policies favoring the construction of commercial and small-utility-scale solar PV installations in Europe, we believe that there is a large universe of solar PV installations in this region that could be targets for our data management and O&M services. However, the reduced and declining pace of large solar PV installations in Europe in recent years limits the points of entry for us into this relatively mature market, other than through the existing relationships we now hold following the Inaccess transaction. Major competitors for Inaccess solutions for solar PV in Europe include the large global inverter companies listed above as well as GreenPowerMonitor, Skytron, and MeteoControl as well as numerous independent SCADA providers. If and when asset aggregation by YieldCos or similar specialized entities accelerates in Europe, it could bolster our ability to access this market for data analytics and certain O&M support services.

Wind and Hydro Monitoring.

To our knowledge, most local supervisory control systems deployed on wind projects and hydro projects throughout the world are generally proprietary to the turbine manufacturers and linked to warranties, although a few specialized independent companies are emerging that offer data management systems tailored for wind installations. These companies include: Baze, BaxEnergy, Breeze, Osisoft and their primary served markets are North America and Europe. We are not aware of other independent monitoring companies active in the hydro sub-sector. The apparently growing market appetite for independent monitoring of wind facilities in particular and our observation that some financial owners of multiple classes of renewable assets wish to consolidate data on a single information platform supports the belief of our management that we can expand our addressable market to include wind and hydro facilities. However, there can be no assurance that we will be successful in expanding into these subsector markets.

Energy Efficiency

Our business segment targeting energy efficiency / climate control is currently focused only on the Australian market. In Australia, powerful incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Australia has also experienced sharp increases in electricity charges in the last five years and these are expected to continue. The country’s power cost increases have been primarily driven by investment in regulated infrastructure and the introduction of carbon pricing and other government policy mandates that are intended to promote the use of energy resources deemed to be more sustainable. The range of products and services associated with energy efficiency is potentially broad, but our activity in this sector is currently limited to providing efficient HVAC systems and a related servicing business operating in the Melbourne, Australia market. We are also exploring the applicability of our centralized monitoring and control solutions to facilities energy management and efficient operation of climate control systems, but the potential for commercial success with these initiatives is uncertain. We have also established a limited capability to serve the Brisbane, Australia market during our 2017 fiscal year to capitalize on our historical presence in that market as a solar PV installer. However, we have not yet generated material revenue from this operation. The following industry discussion is tailored accordingly. Major new installations in the HVAC markets we serve are awarded primarily by competitive tender where price is a key determinate of success. Market participants often submit tenders as part of a syndicate of contractors and opportunities are sourced through long-standing relationships with construction general contractors. Service sales are generated from relationships with prior installation customers and through competition on service levels. Revenue growth in the region is bounded by and highly correlated to construction activity levels in and around Melbourne. Because of the favorable weather patterns in the region, the construction cycle is not seasonal in nature.

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

Clear strategic focus – We have a singular focus on management and optimization of renewable energy and energy efficiency systems over their full life cycle informed by our data collection, software and related analytics technology. Specifically, we offer our customers post-commissioning performance measurement of their systems, system management and control capability through our subscription software and portal, operations maintenance support services and, selectively, system design and technology integration for new projects and system upgrades and retrofits. This positioning allows the Company to partner effectively with a wide base of equipment and component suppliers, project owners and financing sources. Our customers look to us to help them achieve competitive costs for systems, optimize energy delivered or used, limit risks and maximize return on investment. We believe that our focus also positions us within the highest value-added segment of the renewable supply chain where we can distinguish ourselves through execution, branding and the development of proprietary technology in system data management and optimization.

Track record - As the renewable energy industry matures, execution experience and prior project success are increasingly important to securing bidding opportunities and winning contract awards. Notwithstanding the implementation of our Reorganization Plans we have retained core competencies in, and have a solid track record of successfully developing, designing and implementing large and small-scale renewable projects in both developed countries and remote and difficult geographies and, together with Inaccess, we are a global leader in solar PV monitoring and control. This gives us experience to understand and better serve our customers and credibility when handling the challenges of integrating renewable power into diverse local power grids. In Australia and through our foreign subsidiaries, we have successfully installed more than 80 MW of solar capacity worldwide, including over 17,000 residential systems. Our wind projects include completed systems with more than 100MW of capacity. In addition, we have handled numerous complex climate control system installations with total value of more than A$250 million.

Management skills, experience and local presence – Members of our Board and our managers have extensive knowledge of and experience in the utility and energy sectors. We believe such knowledge and experience gives us the credibility to effectively navigate complex contracts involving interconnect PPA arrangements. We deem these capabilities to be a critical factor for our success in providing management tools and services to participants in the renewable energy asset management sector. We also have the relevant experience in operating and maintaining renewable systems to provide a foundation for development of this line of business and, together with Inaccess, have presence in key markets for renewables such as the USA, Australia, and Europe. We intend to augment our executive ranks through direct hires and acquisitions such as the Inaccess transaction to ensure we have the capabilities to fully capitalize on the market opportunities in the growing sector we serve.

Diversified Revenue Streams – Within our strategic focus, we benefit from being diversified across:

■	technologies, i.e., solar, wind, and energy efficiency/climate control;
■	a wide base of customers without significant concentration;
■	geography, including Australia and the United States which have robust legal systems and currencies; independent regulatory bodies; and stable policy agendas; and
■	types of revenue streams, ranging from recurring revenues from data management and O&M support services with contracts that typically run for multi-year periods to project-related revenue, often with established customers who use our services repeatedly.

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

Deliver to our customers best-in-class technologies and services. We have invested heavily in technology development in our monitoring and controls business and continue to do so. In this investment we have emphasized development of capabilities that make our systems reliable, user-friendly and responsive to rapidly evolving requirements of the renewable sector and to maintain competitive advantage. In all of our businesses, when we are integrating hardware for our customers we do not have exclusive commitments to use any specific supplier or system components, giving us the flexibility to incorporate new technologies and optimize system design and performance. Through our proprietary data management system, we have empirical perspectives on the performance of renewable generation system components and engineering that is generally unavailable to many service providers and system designers. With these insights, we are selectively nurturing strong direct relationships with leading manufacturers of best-in-class components and technology and with customers who value our guidance on their system specifications and management practices.

Deploy a flexible business development organization utilizing consistent business processes. As a small company we are challenged to operate globally with limited resources. To do so we are striving to implement standardized project design methodologies, management processes and execution objectives across geographies and lines of business in which we operate. In addition, we are investing heavily in information infrastructure to make our business development personnel productive. This allows cross utilization of our business development resources and facilitates using a small executive team to efficiently and rapidly respond to evolving demand for our products and services in markets that are subject to variability due to changing regulatory and business environments.

Capture high-margin opportunities not targeted by traditional installers and developers. We have developed expertise in solar, wind, energy storage and energy efficiency that gives us unique and complimentary capabilities to provide integrated sustainable and cost-effective generation management and climate control solutions for our served markets. When possible, we try to sell systems and services directly to end-users, generally asset owners. In such cases, we have the opportunity to price our installations based on the maximum economic benefit provided, thereby capturing the highest available margins. Over time, where market conditions and regulations permit, we are positioning ourselves to be able to offer customers the opportunity, using our systems, to acquire or sell energy from renewable sources at competitive pricing thorough community and behind-the-meter installations without the necessity of sacrificing margins to intermediaries.

Monetize information derived from our proprietary data management system. We collect voluminous data on the performance of projects, components and systems in our proprietary data management system. From this data we are able to discern trends and correlate relationships affecting system and component performance that is not generally available in the market. Subject to our commitments regarding customer data confidentiality, we are actively exploring ways to utilize this data resource to deliver benefits to prospective customers such as risk managers, asset managers, financial intermediaries manufacturers and project owners. Although we have not yet realized material revenue from this strategy and there is no assurance that we will be able to do so, our management expects the value of our renewable generation data, together with the empirical perspective it can provide, to grow in value over time.

Acquire complementary businesses, including, selectively, project ownership interests. We have grown and evolved the Company through acquisitions and intend to continue to do so (refer to the heading “—Acquisitions” below). We believe that acquisitions and strategic partnerships can accelerate our entry into targeted markets and enhance the depth of our management team. Notably, we have acquired BlueNRGY LLC and the operating platform certain assets of Draker and made an initial investment in Inaccess in furtherance of building our capabilities in the monitoring and control systems sector. Through our project development and proprietary data management activities we have visibility of expected project returns in many situations. Over time we expect to be able to invest opportunistically in commissioned generating projects that we believe will have high returns on our invested capital or foster future business development. The announced acquisition of GSE is exemplary of this strategy, although there is no assurance that the GSE transaction will be consummated.

Our Challenges

In spite of our competitive strengths and strategies to capitalize on them, we face significant challenges in executing our business plan that subject investors in our ordinary shares to a high degree of risk, notably:

With respect to our business:

Weak financial condition – We emerged from the VA process with a streamlined cost structure and no indebtedness at the corporate parent level. However, some of our operating subsidiaries that were not part of the VA process required cash infusions to meet working capital needs, including paying deferred trade creditors and funding for new projects. In addition, our renewable system monitoring and management business has required significant additional investment in the software to satisfy competitive requirements that have been reflected in our financial statements as expenses and operating losses. Although we have raised additional capital to continue our operations we remain thinly capitalized and are currently not profitable. Consequently, we may encounter demands for payment that we cannot meet and have limited access to trade credit, either of which could have adverse consequences for our business and future prospects. Our auditors have raised substantial doubts as to our ability to continue as a going concern. Nevertheless, we have raised sufficient equity and, at our subsidiaries, working capital loans, to fund our operations and acquisitions since emergence from VA. We believe we are positioned to grow profitably during our 2018 fiscal year if we have access to sufficient additional capital to fund business development opportunities in our pipeline.

Small scale and low market-share in highly competitive businesses – Competition is intense in all of our continuing lines of business and we do not have significant market share in any of the businesses or regions where we operate. This places us at a disadvantage to larger competitors and those with stronger capitalization and limits our control over margins. We must work hard to originate new business leads and we expend significant resources doing so. With respect to obtaining financing to deliver projects for our customers, we believe we are operating at a disadvantage to larger competitors who can more easily build alliances with project financing resources and negotiate better rates. We may also be at a disadvantage with respect to purchasing components at the lowest cost, although we believe that the component markets for the systems we install are currently so competitive and commoditized that this is not a significant concern. We are seeking to overcome these disadvantages by: growing the scale of our business; differentiating ourselves through use of the BlueNRGY and acquired brands; and applying innovative technology.

Difficult to manage international growth strategy – We are seeking to grow in multiple jurisdictions, geographically dispersed from each other and from our Australian headquarters. The renewable energy projects and monitoring technologies with which we are involved are complex and present significant financial, managerial and operational challenges, including difficulties of coordinating the activities of scattered personnel, integrating and financial and control systems, high travel expenses, the assumption of unknown liabilities and risks of operating in unfamiliar legal and regulatory environments. These difficulties are exacerbated by our small size and the limited number of seasoned executives in our management ranks and on our Board. We are seeking to overcome these obstacles by employing the most capable personnel we can recruit and linking their compensation to our corporate performance, making efficient use of information technology, standardizing best practices across geographies, engaging specialized qualified resources when necessary to handle unique jurisdictional issues and, throughout each line of business, closely monitoring performance.

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

■	improved and new functionality such as the ability to gather, process and store more granular data collected at a higher frequency
■	additional, often unique, control features with more rapid automatic response capabilities
■	more secure communications protocols
■	enhanced integration with maintenance, operations, billing and asset management systems
■	more robust long-term data security and access.

Our competitors are constantly innovating in response to dynamic customer demands and this creates a substantial challenge and investment burden for us to do the same. We have recognized that it will be necessary for us to strengthen our technical capabilities and our financial position to compete effectively.

In addition to the technological changes that are driving success and failure in our industry, significant new competition is emerging to the independent providers of monitoring systems from component and sub-system suppliers, such as inverter manufacturers and storage integrators, who are bundling software tools for gathering data and managing site performance into their product offerings. Several of our independent monitoring competitors have been acquired by larger, better capitalized companies with complementary lines of business that can facilitate growth and provide efficiencies. These dynamics make it harder for us to compete successfully and necessitate our growth through acquisition to rapidly achieve scale and synergies from complementary business activities.

Description of Our Business Segments

Monitoring, Control& Performance Analytics

The acquisition of BlueNRGY LLC with the Company in conjunction with our emergence from VA, the subsequent acquisition of the Draker monitoring platform and the Inaccess transaction give us capabilities that our management believes will allow us to access the growing market for DAS and SCADA systems and recurring services related to operating and maintaining the large global pool of distributed renewable generating assets over their multi-decade life-cycles. We also have the expectation that these capabilities will allow us to sell products and services for the management of other infrastructure operating assets as Inaccess has demonstrated with its application of systems for the telecom sector.

Our proprietary data acquisition and control technologies, together with our capability to deliver actionable information and reporting to customers comprise a powerful tool set for asset owners and managers. Our systems, and those of Inaccess, deliver the capability to cost-effectively collect, store and analyze performance data on their renewable power generation systems over time with a high degree of granularity and accuracy. They also enable dynamic control of generation facilities, including at the sub-system and component level and for managing grid interfaces. They can be applied to a wide spectrum of generation system component and sub-system suppliers.

We also integrate and sell to many of our customers, data logger, metrology and communications hardware supplied by third parties. Typically, such equipment is installed at newly-built renewable power generation facilities and is configured with our proprietary firmware to interface with our cloud-based data management system to collect and transmit performance data from the equipment at each site. We also have the capability to collect and manage data gathered from third-party data acquisition hardware and supervisory control and data acquisition or SCADA systems.

Utilizing our software, renewable generation system component performance and overall plant performance can be compared over time and across portfolios of projects, system performance can be compared across portfolios of assets and with design expectations, and correlations between performance and external factors can be evaluated and applied for operations management and system maintenance. Data and information from the system can be accessed by our customers locally at sites and through internet cloud-based applications that we license by subscription, sometimes referred to as software-as-a-service or SAAS. Our customers utilize system data billing validation, revenue collection and to support asset valuations. We expect that financing providers, risk managers & insurers, among others, will find alternative applications from which we can derive future revenue.

As of September 30, 2017 our proprietary data management system is monitoring over 2,200 sites with a combined power generation capacity of more than 2GW and, when considered with the Inaccess customer base, more than 6.5GW. We provide data and performance analytics are PV solar installations located in the U.S., Europe, throughout the Americas and in Japan, China and Australia. To meet local regulations regarding data security we have established server and storage capacity in the U.S. and Europe. Typically, our customers for data management services subscribe to multi-year contracts and we expect to serve most of them over the useful lives of their systems. Most of our customers purchase our systems and software subscriptions directly from us, but we intend to broaden our use of resellers in markets where we do not have operations.

O&M Support Services

During our 2016 fiscal year we provided O&M services to a few third-party owners of solar PV facilities gain experience in the application of our data systems and technology to this important activity. Revenues from this activity were not material and were consolidated with those of our Monitoring, Control and Analytics business for our 2016 and 2017 fiscal years. Based on this experience, our management believes that our proprietary data management system and integrated software tools can enhance the ability of renewable asset owners and their service providers to cost-effectively operate and maintain renewable energy facilities and can provide competitive differentiation from our competitors. For example, we have found that we can use the system to pinpoint maintenance requirements and to increase the efficiency of work scheduling. Our software tools also provides clear metrics to demonstrate the effectiveness of O&M results.

Shortly prior to the end of our 2017 fiscal year we determined to withdraw from directly providing O&M services to third parties, and to focus on providing our customers, including many O&M service providers, with support services that we can deliver on a round-the clock basis from our facilities and with our software tools. The scope of these services includes active monitoring of sites for customers and technical advice on site performance issues. This business activity is still in the development stage and revenues are not yet material to us our business or broken out separately. There can be no assurance that this activity will gain market acceptance or have a material impact on our financial performance.

Solar PV Design & Installation

Since 2010 we have installed, primarily through the use of local sub-contractors, over 17,000 small-scale (mostly residential) systems in Australia. Following our emergence from VA, we withdrew from the residential installation business due to the high costs of customer acquisition and commodity-nature of this market. In Australia we re-launched sales of commercial-scale systems in Australia and continue to offer the design and installation of these systems on a small scale.

In addition, we developed the capabilities to design, construct and update / upgrade large-scale systems and augmented these capabilities with the acquisition in 2014 of GED, a U.S. company specializing in engineering, procurement and construction (EPC) of utility-scale solar systems. We continued this activity in the United States after our emergence from VA, but determined in May 2017 to withdraw form this line of business in the United States and Europe and to curtail operations at GED and our UK subsidiary, Westinghouse Solar Ltd. We reached this decision because the number and installation rate of projects awarded to us in these geographies had been highly irregular and we were subject to intense competition from large, better- capitalized EPC contractors. These circumstances led our management to believe that our limited capital and technical resources would be better focused on our high-value-added technology-based businesses where we have a competitive advantages. The revenues from our American and UK subsidiaries has been reclassified as revenue from discontinued operations in our 2016 and 2015 financial statements.

Wind

Our wind project business was substantially curtailed in January 2015, following the VA process. Prior to that, it functioned solely in Australia and the scope of activity included acting as a project developer, project manager, operator and owner. We did not manufacture or distribute wind generation equipment. Our decision to withdraw from active pursuit of wind projects in January 2015 was driven by recognition that we lacked the financial resources following our emergence from VA to maintain our wind development business through a period when Australian renewable energy policy was constraining new wind project developments in Australia. We intend to confine our future activities in the wind sector primarily to the application of our monitoring, control and data management technologies to support operations, maintenance and revenue management of commissioned facilities. We intend to emphasize regions where there are large concentrations of wind projects and we have established business operations and relationships with asset owners or managers of wind projects.

Energy Efficiency

Since our emergence from VA, our business segment targeting energy efficiency comprises business units whose products and services generally reduce the amount of energy and related services consumed by end-users for a given activity. In Australia, powerful incentives exist for end-users to employ energy efficiency measures to reduce cost and/or comply with government regulations. Australia has experienced sharp increases in electricity charges in the last five years and these are expected to continue. The country’s power cost increases have been primarily driven by investment in regulated infrastructure and the introduction of carbon pricing and other government policy mandates that are intended to promote the use of energy resources deemed to be more sustainable. The range of products and services associated with energy efficiency is broad. We have chosen to serve this market in niche areas through separate subsidiaries focused on commercial and industrial customers in Australia. Our management believes these businesses provide the following strategic advantages to the Company as a whole:

■	We can provide our customers with access to a greater depth of technology and engineering resources than they would have otherwise.
■	The diversification provides additional pathways for growth in the rapidly evolving and uncertain renewable energy industry.

Parmac Air Conditioning & Mechanical Services Pty Ltd, or Parmac, is a contracting and servicing company, based in Blackburn, Victoria, Australia and primarily serving the Melbourne market for energy-efficient climate control systems (including heating, ventilation and air conditioning). As shown in the table below, the primary service provided by Parmac is tendering of air conditioning systems and mechanical services to building owners, consulting engineers, project managers and architects:

Period	Installation/ Contracting	Other Services
Fiscal year 2016	82%	18%
Fiscal year 2017	86%	14%

Other capabilities include:

■	Computer aided design, design checking facilities, project management, computerized drafting;
■	Execution of installations as a project contractor; and
■	Warranty and maintenance services to our constructed projects and maintenance and service work to other mechanical services installations.

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

Parmac has, for many years, successfully offered post-installation maintenance servicing of systems. This service is offered to prospective clients whenever we install a system and we frequently win contracts to service systems installed by others. In our experience, post-installation maintenance servicing provides a steady stream of recurring revenue, often pursuant to multi-year contracts, at attractive margins. Service sales are generated by in-house sales personnel and from relationships with prior installation customers. Parmac seeks to distinguish itself by providing a high level of service and typically enjoys higher margins from providing post-installation services than it does when it functions a contractor on new installations.

Since the emergence from VA, our management has determined that Parmac should also serve as an implementation arm for our PV solar business in the Melbourne region. Over time the scope of this activity is expected to encompass local sales, installations and project management and post-installation servicing / maintenance.

Power Systems

Our power systems, formerly RAPS, business segment is dedicated to generating or revenue from assets or technologies in which we have an ownership interest. Following our emergence from VA, the only operating asset remaining in this business segment was the Chatham (wind) Project we developed in 2010. The Chatham Project is a 450kW installation on Chatham Island, completed in 2010. The Chatham Islands are a remote part of New Zealand in the South Pacific where previously power was generated solely by diesel generation. The Chatham Project comprises two turbines that were installed with the goal of delivering approximately one-third of the island’s total electricity power. The Chatham Project is not currently operating, and did not do so during our 2017 fiscal year, due to a dispute with the counterparty to the power purchase agreement, Chatham Islands Electricity Limited, or CIEL. CIEL is seeking to terminate its power purchase agreement with our New Zealand subsidiary, Chatham Islands Wind Ltd (“CIWL”), and acquire the generating assets in accordance with its interpretation of contractual rights triggered by our VA. We are disputing the position of CIEL, but at this time it is not possible to predict how this matter will be resolved or what economic impact it will have on us. Complicating the resolution of this issue is fact that CIWL is in liquidation in New Zealand and may be dissolved by the Liquidator.

As availability of capital permits, we will consider acquiring equity positions in other renewable generation assets if we can reasonably expect to generate a reliable and steady income stream above our cost of capital. The prospective acquisition of GSE, which owns and operates solar generating facilities in the United States, is exemplary of this intention, although there is no assurance that we will be successful in consummating the GSE transaction.

Our capability to manage already-commissioned generating assets, should we able to acquire them, is enhanced by our demonstrated capabilities in monitoring and analyzing operating performance of such systems and providing, so far to a small customer cohort, O&M support services.

Seasonality

Our current businesses are not seasonal and neither demand for our services, nor supply of products used in connection with our business, is significantly impacted by seasonal factors.

Intellectual Property

Our intellectual property includes trade names and trademarks that we own.

We also own proprietary intellectual property covering our data collection and monitoring software systems or applicable to our Monitoring & Performance Analytics business. This includes proprietary software code and a patent portfolio consisting of 10 distinct applications in varying stages of patent prosecution, including six issued U.S. patents and three pending published U.S. applications, as well as similar international applications. The subject matter of the patents pertains primarily to optimization and monitoring of solar modules and wireless mesh network communications as applied to arrays of solar panels and the display of a graphical user interface for power plant monitoring, however, we may elect not to prosecute all applications to issuance.

Research and Development

We did not conduct research and development through the end of our 2017 fiscal year.

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

Currently, no material insurance claims are outstanding.

4.C.               Organization Structure

The table below lists, as of September 30, 2017, our material direct and indirect subsidiaries and the jurisdictions in which they are registered:

Name	Country of Incorporation	Principal Activity	%
BlueNRGY Group Limited	Australia	Holding company	100
IHL Acquisition Co Pty Ltd	Australia	Holding company	100
Draker Corporation	USA	Data Management	100
Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100
BlueNRGY Renewable Solutions Pty Ltd	Australia	Solar	100
Chatham Island Wind Ltd (in Administration)	New Zealand	Special purpose vehicle	100

4.D.               Property, Plants and Equipment

Our facilities, as of September 30, 2017, consist of stand-alone administrative offices and multi-purpose facilities incorporating office, warehouse and manufacturing activities for some of our businesses. Our administrative office facilities, located in various countries, are utilized by our various business units as necessary to support changing operational requirements. We believe that our administrative offices are adequate to support our current needs and all foreseeable growth and we have no current plans for expansion or improvements. All are occupied pursuant to short-term operating leases and are listed below:

Country	Address	Approximate size (sq-m)
Australia	Level 32, 200 George Street, Sydney, NSW 2000	60sq-m
USA	431 Pine Street, Suite 114, Burlington, VT 05401	260 sq-m

In addition, our staff based in the USA currently has access, as needed and at no cost, to office facilities in Fort Lauderdale, FL and Chicago, IL that are leased by affiliates of our Managing Director.

All of our multi-purpose facilities are located in Australia and are leased. Their sizes, locations and our business units that they primarily serve are listed below as of October 20, 2016:

		Approximate Size (sq-m)		Primary Business Unit
Country	Address	Warehouse	Office	Affiliation
Australia	15 Terra Cotta Dr., Blackburn, VIC	180sq-m	290sq-m	Parmac
Australia	Unit 7, 3-5 University Drive, Meadowbrook QLD 4131	320sq-m	70sq-m	Solar PV

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

As of September, 30, 2017, we owned or held under leases assets in the categories shown in the following table having an aggregate value of A$1.8 million, which comprised an “at cost” total of A$3.8 million less depreciation and impairment of A$2.1 million

Amounts in A$’000
Asset Category	Cost	Accumulated Depreciation	Net Value
Plant & Equipment	2,577	(1,020)	1,557
Office and Leasehold	794	(738)	56
Motor Vehicles	476	(319)	157
Total	3,847	(2,077)	1,770

Capital Expenditures

Our capital expenditures for property, plant and equipment for the fiscal year ended June 30, 2017 and 2016 respectively, were approximately A$0.05 million and A$0.03 million. In the year ended June 30, 2016 property, plant and equipment with a net value of A$0.1 million was acquired as part of the Draker Corporation acquisition.

Our capital expenditures for the 2017 and 2016 fiscal years mainly related to replacement of vehicles and computer assets which had reached the end of their useful lives. There were no significant one-time asset purchases.

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

5.A.               Operating Results

We are an Australian corporation operating in the renewable energy and energy-efficiency / climate control sectors. Our businesses provide technology and services that allow owners of renewable generation assets to maximize power production and return on investment throughout the lifecycle of this long-lived class of assets. In some regions where we operate, most notably in Australia and the USA, this includes the application of our engineering know-how and extensive data resources to support customers in the design and installation of efficient new renewable systems and to upgrade, retrofit and optimize existing facilities. In Australia, we also deliver differentiated products and services that are designed to allow electricity consumers to reduce power costs and increase efficiency of their electricity consumption.

Our activities are currently divided among the following principal lines of business:

■	Monitoring, Control& Performance Analytics
■	Solar Photovoltaic (or PV) Design & Installation (Australia only)
■	Operation of self-owned renewable generation assets, referred to as PPO
■	Energy Efficiency / Climate Control Solutions

In May 2017, during our 2017 fiscal year, we curtailed our direct operations and maintenance (O&M) service offerings globally and will no longer provide engineering, procurement and construction (EPC) services for new renewable generation projects in the Americas and Europe in order to maximize management focus on our monitoring, control and analytics businesses. Revenues and costs associated with these operations have been classified as discontinued operations in our 2017 fiscal year and retrospectively reclassified as discontinued operations in our 2016 and 2015 fiscal years. We continue to provide design and installation for commercial-scale solar PV facilities in Australia utilizing project management and other support from our energy efficiency / climate control subsidiary, Parmac. Previously, and into our 2015 fiscal year, we were active in developing large-scale wind projects, but our involvement with wind generation systems is now, and is expected to continue to be, limited to providing data management and system management services. In addition we operate owned power generation facilities in a separate business unit we historically referred to as RAPS and going forward refer to as Power Production Operations, or PPO. Because the Chatham Project, discussed below, is not producing wind power, PPO is not currently material to our operations. However, there is a possibility that it will become significant in the future, particularly if we are able to consummate the prospective acquisition of GSE (Refer to Item 4.A under the heading “Recent / Prospective Acquisitions”) or a similar acquisition of already-commissioned facilities.

In keeping with customary practice in Australia, our fiscal years end on June 30. During the fiscal years ended June 30, 2017 (fiscal year 2017); June 30, 2016 (fiscal year 2016) and June 30, 2015 (fiscal year 2015), we incurred a net loss from continuing operations of A$8.6 million, A$9.3 million and A$11.1 million respectively, of which A$Nil, A$Nil million and A$6.2 million for fiscal years 2017, 2016 and 2015 respectively were attributable to asset impairments and non-recurring expenses, as further described below. However, as a result of our initiatives to reduce costs and increase our capitalization, our management expects that we will return to profitability in the future, although there is no assurance that we will be able to do so. If we are unable to achieve our business growth strategies and objectives or to obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a substantial doubt as to whether we will be able to continue as a going concern.

The breakdown of our revenues by segment is shown below for fiscal years ended June 30, 2017, 2016 and 2015:

Fiscal Year Ended June 30,	2017		2016		2015
	Revenue (A$ millions)	Revenue Percentage	Revenue (A$ millions)	Revenue Percentage	Revenue (A$ millions)	Revenue Percentage
Amounts in A$(000) except as noted
Solar PV Design & Installation (Solar PV)	0.4	0%	0.2	0%	1.3	10%
Large-scale Wind	—	0%	—	0%	1.3	10%
Monitoring & Performance Analytics	4.1	20%	2.6	20%	0.2	0%
Energy Efficiency / Climate Control Solutions (Parmac)	14.5	80%	12.2	80%	12.2	80%
RAPS	—	0%	—	0%	0.1	0%
Total reported revenue	19.0	100%	15.0	100%	15.1	100%

Monitoring, Control & Performance Analytics

We entered the business of data management for renewable generation assets in January 2015 with our acquisition of BlueNRGY LLC. At the time we acquired BlueNRGY LLC, the BlueNRGY data management business was in the early stages of commercialization.

In September 2015 we acquired the Draker data management platform and certain other assets (Refer to Item 4.A under the heading “Recent / Prospective Acquisitions”). The Draker Transaction substantially boosted our U.S. market position to being, in the judgment of our management, one of the leading independent providers of monitoring and data management services for solar PV facilities in the United States. Despite Draker’s market standing and broad customer base, numerous customers suffered delivery or service interruptions prior to our consummation of the Draker Transaction. Consequently, we experienced some short-term customer attrition and interruption of the historical growth pattern for this business following the acquisition. To reverse this dynamic, we were obliged to invest substantial resources to upgrade the Draker software platform, integrate it fully with the BlueNRGY LLC technology and improve the subscriber experience. Although the integration with the BlueNRGY LLC technology is now complete, we are continuing to invest in software and platform upgrades and development to further enhance the software functionality and its capabilities relative to competitors’ systems. Consequently, our monitoring and performance analytics business sustained losses throughout our 2016 and 2017 fiscal years that have continued into our 2018 fiscal year.

However, as a result of our investment, our monitoring and performance analytics revenue grew by 54% during our 2017 fiscal year and due to continuing positive industry growth dynamics, particularly in the USA. We foresee our monitoring and performance analytics revenue continuing to grow during our 2018 fiscal year. Future growth is expected to come from an increased share of the business of existing customers, significant new customer additions based on the improved value proposition of the Draker products and services and access we are providing for industry-leading Inaccess control technology as discussed further below, and our efforts to broaden the served market base for Draker to other countries where we operate or there is substantial growth in PV deployments. In addition, we are succeeding in garnering subscription and license renewals for our enhanced software from the legacy customers where Draker systems and software were installed prior to the Draker Transaction. Subscription renewals have now been achieved at more than 80 percent of the active sites monitored by Draker and this percentage has been growing steadily with the expiration of legacy licenses.

Consequently, our management expects a turnaround to positive profitability for this line of business in the 2018 fiscal year, however, there can be no assurances about when, if ever, the data management business will become profitable.

To further secure our competitive posture, to provide a range of products and system control technologies that are increasingly required by our utility-scale customers and that we cannot currently supply, and to broaden our market access, we completed an investment of a minority portion of Inaccess in July 2016 (refer to Item 4.A under the heading “Recent / Prospective Acquisitions”). Given the acceptance of Inaccess technologies by our customers during the 2017 fiscal year and the additional market penetration that implies, we are actively pursuing the acquisition of the Inaccess equity that we do not currently own. However, whether or not we are able to increase the percentage of Inaccess equity that we own, our management expects that the opportunity to deliver Inaccess technologies in the North American market will significantly boost revenue in our Monitoring and Performance Analytics line of business for our 2018 fiscal year as compared with our 2017 fiscal year. Inaccess is currently profitable and the scale economies and other efficiencies that we expect would accompany a complete integration of the Draker and Inaccess monitoring and control businesses would accelerate the timing and magnitude of our turnaround to positive profitability for this line of business. Such an outcome cannot be assured, however, and is only possible if we are able to consummate the acquisition of the Inaccess shares that we do not already own.

Since the acquisition of BlueNRGY LLC, the revenues in our line of business providing direct O&M services have not been material to our overall operations, or profitable, and this business was discontinued during the 2017 fiscal year.

Solar PV Design & Installation

In May 2017 we formally ceased to provide engineering, procurement and construction (EPC) services for new renewable generation projects in the Americas and Europe. The number and installation rate of projects awarded to us in these geographies had been highly irregular and because of the intense nature of the competition in this business line and competitive disadvantages that we have with respect to bidding against large, well capitalized EPC contractors our management believes that our limited capital and technical resources are better focused on our high-value-added technology-based businesses where we have greater competitive advantage. These EPC services were previously provided through our Westinghouse Solar Ltd. subsidiary in the UK and North Carolina-based subsidiary, Green Earth Developers LLC. Revenues from our American and UK subsidiaries have been reclassified as revenue from discontinued operations in our 2016 and 2015 financial statements. We continue to provide solar PV design and installation services for commercial-scale projects in Australia.

The decrease in revenue in the solar PV segment from our 2015 to 2016 fiscal years was attributable to the scale down of operations in our Australian EPC business following the VA process. The subsequent increase from our 2016 to 2017 fiscal years was primarily derived from contracts for the design and delivery of a small number of commercial solar PV installations. Our intention is to grow our commercial solar business in Australia through forming a closer operational relationship with our Parmac business unit, which is located there. This will enable the current personnel focused on solar PV installation to leverage the customer relationships, scale, procurement, project management capabilities and procurement channels of the Parmac business unit in order to maximize our delivery capability with the greatest efficiency and to return the solar PV business unit to profitability. However, there can be no assurance our plan will be successful or that our expectations will be borne out that this segment of our business will avoid losses in the future.

With a few exceptions, project fulfilment cycles for our Solar PV projects have been short, typically less than 6 months, and we are paid on a progress-payment basis. In general, the timing of payments to suppliers has been closely linked to progress payments, where applicable, thereby limiting the net working capital requirements the company needs to support these projects. In cases where we construct projects and on-sell the project at completion, construction financing has been sourced to meet working capital requirements. Because of the short execution cycle, we have not historically tracked backlog for our commercial-scale solar business but it is our intention to begin to do so as new projects are awarded. Because of uncertainties in the contract bidding process, there can be no assurance about when we will win further new contracts.

Energy Efficiency / Climate Control Solutions.

Our Parmac business unit primarily designs and installs energy efficient HVAC systems and controls for commercial customers. It often works as a sub-contractor on larger projects and it typically receives deposits or progress payments for its work on new projects and bills for service work monthly as incurred, so it has an average net working capital requirement of about 15% of revenues. Parmac also has a low fixed cost structure typical of construction contractors and achieved average pre-tax operating margins in the range of 7% - 8% in some fiscal years prior to fiscal year 2012. We believe this level of profitability is sufficient to sustain available growth opportunities from operating cash flow. During the 2015 fiscal year, Parmac’s net profit was impacted by one-time expenses totaling A$1.1 million relating to a parent entity loan extinguishment in the VA process and a bad debt arising from a major customer entering voluntary administration. During the 2016 fiscal year the Parmac business was impacted by cyclical industry wide downward pressure on margins for large tendered projects and with poor cost control on a number of projects. Following a strategic review of this business in May 2016, a number of personnel changes were made, business development was refocused on customer and project segments which have historically returned operating margins in excess of recently achieved levels and project cost control processes have been improved. As a result, Parmac returned to profitability in the 2017 fiscal year and achieved a 19% growth in revenue from 2016 to 2017. Our management believes that Parmac will continue to be profitable in the current fiscal year, however, there can be no assurance that this will be the case.

Parmac’s business depends heavily on the level of activity for commercial and industrial development in the region around Melbourne. The pace of general construction is cyclical in this market and is related to factors such as the general economic conditions in Australia, the strength of the commodities markets that underpin large segments of the Australian economy, demographic and other trends affecting growth in the state of Victoria and the bidding success of construction general contractors with which Parmac is aligned. The overall market is small enough that the flow of bidding opportunities can be irregular and work load from awarded projects can be volatile. Low utilization of project personnel and staff can lead to future losses, notwithstanding improved performance on individual contracts. In order to counteract some of this regional concentration risk, Parmac has applied for and received a license to operate in Queensland and has begun source projects in the region. During our 2017 fiscal year no revenue was generated in Queensland, however, construction of our first project in this state has commenced during our 2018 fiscal year. The Queensland operations can fully leverage the infrastructure of Parmac’s Melbourne division which allows for a streamlined, low cost entry into this new market.

PPO (formerly RAPS)

Chatham Project. This business segment currently comprises solely The Chatham Island Project, which was completed in 2010 and is 100% owned by us as a power generating asset. There is currently a dispute regarding the status of the Chatham Island contract and consequently, no revenue is currently being received from the project and the operating company, Chatham Island Wind Limited, organized to sell power to the Chatham Island Electricity Trust, has been placed into administration in New Zealand and we expect it to be liquidated in the course of those proceedings. At present we are unable to project the outcome of this dispute or whether we will realize continuing value from the Chatham Island Project Assets that are recorded in our financial statements without provision for impairment.

Large-scale wind. During our 2013 to 2015 fiscal years, we were active in the development of large-scale wind projects in Australia and the associated costs were reflected in our expenses for those years. Our active pursuit of new large-scale wind opportunities was curtailed during our 2016 fiscal year and we are no longer incurring expenses related to this activity and we do not expect to realize additional revenues from this segment of our business related to our prior activities. When we were active in the large-scale wind development arena, we typically incurred costs on early-stage development of projects with a view to sourcing the equity and/or debt funding required to take it through to construction and operation. Such expenses were undertaken with no assurance of being able to realize a recovery of the development expense. The Taralga Project is an example of a project for which equity funding to complete construction was secured and we were able to recover our costs and profit from the activity.

During the early stages of our 2015 fiscal year we earned management fees from the project management agreement for the Taralga Wind Farm Project, but this was terminated later in our 2015 fiscal year and we have not realized any management fee revenue in subsequent fiscal years.

Other Factors Materially Affecting Our Businesses and Results of Operations

Although the trajectory and dynamics of each of our lines of business vary substantially from segment to segment as described above, our management believes that a few external forces will have a major, and generally positive, influence on all of our business segments other than Parmac.

The cost competitiveness of renewable versus conventional power generation is improving and parity has been or is expected to be reached in most targeted markets within the next two to three years, favorably affecting growth prospects for our solar PV related businesses including Monitoring & Performance Analytics.

This situation is due to a confluence of factors:

■	Average energy costs have been and are widely projected to continue to rise in most markets over time due to increasing global demand and limited availability of reliable low-cost supplies.
■	Capital costs are at historical lows in many markets we serve (especially senior debt for infrastructure projects).
■	The costs of renewable power systems and PV solar systems in particular have been declining as a result of scale efficiencies in manufacturing, some overcapacity for the production of certain components such as PV cells and continuing technological innovations.
■	The potential for renewables to achieve high penetration rates is rapidly improving as complementary storage technologies are beginning to be manufactured at scale and declining unit cost and are demonstrated to overcome inherent limitations of renewable generation such as intermittency and grid destabilization.

Consequently, our management anticipates that the global trend of increasing demand for renewable energy developments, both large and small-scale, will continue for several years, stimulating strong growth and profit opportunities for downstream industry participants and companies such as ours providing services applicable to the large and growing base of renewable assets.

Government policies and mandates favoring energy efficiency and the use of renewable energy, although expected to diminish over time, are further adding to near-term demand for renewable energy capacity in both developed and emerging markets.

Many government policies in place including those applicable to the largest markets we serve, such as Europe and the United States, call for increasing levels of renewable energy usage over time and impose mandates or incentives for purchases of renewable power even though such power may currently cost more than conventionally generated power. This pressure tends to add to the pace of renewable power adoption in specific countries, states and municipalities where the mandates apply. Significant and favorable tax incentives in the USA, most notably the 30% federal investment tax credit (ITC) applicable to renewable energy projects are expected to create a bubble of growth in the 2017 - 2019 calendar years that should be favorable to us.

The complexity and inconsistency of the regulatory and legislative frameworks can create localized barriers to entry in some markets, which we anticipate may limit competition or foster higher pricing and margins in the near-term in markets such as the USA, where we have already established operations.

Pressure on government budgets and liquidity constraints are expected to serve as a partial offset to otherwise favorable growth trends for the renewable energy sector and will lead to volatility in some countries and regional markets.

As individual governments experience fiscal constraints that make direct subsidies impractical or are forced to adjust mandates because their constituents demand limits on perceived subsidies for renewable energy, some of the demand for new renewable energy capacity may be dampened. This impact will fall unevenly across countries and regions as corrections are made to compensate for policies that were not sustainable when implemented or are no longer sound given changing sector dynamics. Our management expects the effect of this trend will most greatly affect our business opportunities in the medium term, although we have already seen corrections in some of our served markets such as the UK.

The broad acceptance and implementation of renewable energy generation capacity globally has attracted new entrants in most markets and increased competitive pressures.

To date growth in competition has had the greatest adverse effect on capital-intensive equipment and component manufacturers with high fixed costs, e.g., manufacturers of PV solar panels and wind turbines, both of which have experienced reduced profitability and consolidation. We believe that the impact of intense competition on downstream participants such as ourselves has been dampened by market balkanization, but as the industry matures and regional competitors grow and expand their regional scope, competition is intensifying in the monitoring and control sector. Consequently, we expect to be required to continuously improve service levels and efficiency and apply new technologies to maintain customer loyalty, build scale attain profitability and grow market share to a level that can remain viable long-term.

In addition, access to incremental capital, attainment of profitability and demonstrating financial stability is essential to the successful pursuit of our business strategies (see Item 3.D.- Risk Factors under the heading “Risks Related to our Financial Condition” and the information below under the heading “—Liquidity and Capital Resources”).

■	Obtaining significant penetration of our data management business in new geographic markets and in renewable sub-segments such as wind and small-scale hydro can only be funded in the near term from new capital infusions to the Company.
■	Monitoring and control systems have strategic significance for managers of large portfolios of renewable generation assets and financial strength is fast-becoming a prerequisite for providers of systems and software.
■	The net working capital deficit and deferred creditor balances in some of our operating subsidiaries can only be relieved with an infusion of new debt or equity capital, or an exchange of indebtedness for equity or a compromise of creditor claims.
■	We cannot complete and integrate beneficial acquisitions, without supplementary liquidity such as that raised to fund the Draker Transaction.

Results of Operations

Fiscal Year Ended June 30, 2017 Compared to Fiscal Year Ended June 30, 2016 —Consolidated Results

Amounts in A$(000) except as noted	Year ended June 30, 2017	Year ended June 30, 2016

Revenues from continuing operations	18,956	15,036

Operating Expenses
Cost of raw materials, consumables used, and contractors	(9,839)	(7,889)
Employee benefit expenses	(12,250)	(11,322)
Compliance and consultants	(1,176)	(817)
Insurance	(437)	(467)
Occupancy expenses	(565)	(563)
Travel costs	(620)	(507)
Bad and doubtful debts	(63)	(32)
Other expenses	(1,256)	(1,493)
Amortisation and depreciation	(419)	(505)
Sub-total - operating costs	(26,625)	(23,595)

Other income	13	52
Share of net profit of associates	358	—
Net finance income/(costs)	(1,288)	(793)
Impairments	—	—
Loss from continuing operations before income tax	(8,586)	(9,300)
Income tax benefit/(expense)	—	—
Net profit/(loss) for the period	(8,586)	(9,300)
Net (loss) / profit from discontinued operations	(5,217)	25
Net loss for the period	(13,803)	(9,275)

Other comprehensive income	193	(35)

Total comprehensive loss for the period	(13,610)	(9,310)

Operating revenue

Total operating revenues from continuing operations increased from A$15.0 million for the year ended June 30, 2016 to A$19.0 million for the year ended June 30, 2017. The revenues increases were mainly attributable to an increase in revenue for Draker and Parmac.

Amounts in A$(000) except as noted	Year ended June 30, 2017	Year ended June 30, 2016

Monitoring & Performance Analytics	4,047	2,599
Solar PV Design & Installation (Solar PV)	386	224
Energy Efficiency / Climate Control Solutions (Parmac)	14,523	12,177
RAPS	—	36
Total reported revenue	18,956	15,036

Monitoring, Control & Performance Analytics revenue increased from A$2.6 million for the year ended June 30, 2016 to A$4.0 million for the year ended June 30, 2017, as a result of growth in software subscriptions in the existing Draker installed base and sales of new projects to legacy customers and new customers. The year-over-year increase also reflects the results of Draker operations for 12 months in our 2017 fiscal year as compared with approximately 9.5 months in fiscal year 2016.

Solar PV revenue increased by 72% from A$0.2 million for the year ended June 30, 2016 to A$0.4 million for the year ended June 30, 2017, buoyed by a higher demand for commercial installations in Australia.

Parmac revenue increased by 19% to A$14.5 million for the year ended 30 June 2017 as a result of improvements in the successful conversion of project tenders to contracts. There has been an increased focus on business development activities within Parmac which has increased the number of tender opportunities. Around 86% of Parmac’s revenue is derived from its contracting business with the 14% balance from its services division. This ratio also remained consistent between the 2016 and 2017 fiscal years.

There was no PPO revenue in our 2017 fiscal year as a result of the ongoing contractual dispute regarding the Chatham Island wind project triggered by the our VA. In our 2016 fiscal year there was a temporary resolution to this dispute which generated a small amount of revenue, however, this did not continue into 2017.

Operating costs

For the year ended June 30, 2017 and 2016, respectively, total operating costs including the cost of raw materials, consumables and contractors are presented in the table below for our various business segments:

Amounts in A$(000) except as noted	Year ended June 30, 2017	Year ended June 30, 2016

Monitoring, Control& Performance Analytics	8,564	6,762
Solar PV Design & Installation (Solar PV)	686	743
Energy Efficiency / Climate Control Solutions (Parmac)	14,383	12,990
PPO	125	222
Corporate	2,867	2,878
Consolidated	26,625	23,595

Monitoring, Control & Performance Analytics operating costs increased from A$6.8 million for the year ended June 30, 2016 to A$8.6 million for the year ended June 30, 2017, because the 2017 fiscal year costs include 12 months of ownership of Draker compared to only about 9.5 months in fiscal year 2016 following the Draker Transaction in September 2015. We estimate that A$2.5 of these costs were related to developing critical improvements for the Draker monitoring software required for operating reliability and to deliver features deemed essential to U.S. customers; these initiatives, culminated in the launch of a new user interface, termed V7, during the 2017 fiscal year. Further costs were incurred to continue servicing the existing Draker customer base the period prior to renewal of their subscriptions.

The 10% decrease in Solar PV operating costs to A$0.7 million for the year ended June 30, 2016 was achieved even with a 72% increase in revenue between the two periods by improving utilization of the personnel in the division, coupled with targeted operating cost reductions.

Parmac operating costs were A$14.4 million for the year ended June 30, 2017 as compared to A$13.0 million for the year ended June 30, 2016. The 11% increase in operating costs for Parmac compares favorably with an increase in revenue of 19% in the same period as a result of gross margin improvement in Parmac’s contracting during the 2017 fiscal year driven by increased focus on cost control on project delivery, particularly labor utilization efficiencies. PPO operating costs in fiscal year 2016 represent depreciation charges on the wind turbines and operations. The turbines were not operational in fiscal year 2017 and no maintenance costs were incurred.

Corporate costs declined slightly from A$2.9 million in 2016 to A$2.8 million in 2017. These costs in the main represent executive and finance staff salaries, Director fees, insurance legal, audit and compliance costs.

Changes in the categories of operating expenditure are discussed in more detail below.

The cost of raw materials, consumables and contractors used increased from A$7.9 million for the year ended June 30, 2016 to A$9.8 million for the year ended June 30, 2017 as a result of the increase in revenue levels in Parmac and Draker between the two periods. The percentage increase in this category of expense for the fiscal year ended June 30, 2017 as compared with the year ended June 30, 2016 was 25%, which is slightly lower than the increase in revenue of 26% in that period which reflects the fact that revenue growth has been most significant in our higher margin Draker technology business rather than the lower margin, project orientated Parmac.

Employee compensation and benefit expense increased by 8% from A$11.3 million for the year ended June 30, 2016 to A$12.3 million for the year ended June 30, 2017, primarily due to recording 12 months of Draker personnel costs in the 2017 fiscal year as opposed to only 9 months in the 2016 fiscal year following the Draker Transaction in September 2015.

Total compliance and consultant’s expense increased by 40% from A$0.8 million for the year ended June 30, 2016 to A$1.2 million for the year ended June 30, 2017. The most significant contributor to the cost increase was for the use of external consultants by Draker for software development purposes.

Insurance costs remained constant at $0.4 million for the years ended June 30, 2017 and 2016.

Occupancy expenses remained constant at $0.6 million for the years ended June 30, 2017 and 2016 despite the increased costs following the assumption of the Draker office lease in September 2015 which was offset by reductions in other areas as prior leases expired and were renegotiated.

Travel costs increased to A$0.6 million in 2017 from A$0.5 million in 2016 as the level of expenditure for board members and senior operational executives to travel internationally to oversee our global business operations and to assess or negotiate M&A opportunities increased.

Our expense for impairment of receivables and bad debts expense was negligible for the years ended June 30, 2017 and 2016.

Total depreciation and amortization expense remained consistent at around A$0.4 million per year between the 2016 and 2017 years as it relates to PPO Parmac and corporate assets which have remained largely unchanged between the two periods.

Other Income

We recognized negligible amounts of other income in the years ended June 30, 2017 and 2016 from gains on asset disposals and other incidental transactions.

Share of net profit of associates

We recognized a share of the net profits from our equity-accounted investment in Inaccess in July 2016 (refer to Item 4.A. under the heading “Recent / Prospective Acquisitions”) of A$0.4 million during the 2017 fiscal year.

Finance Costs

Finance costs comprise interest expenses and foreign exchange differences on loan balances. In the 2017 fiscal year net interest expense was A$1.3 million. In the 2016 fiscal year net interest expense was A$0.7 million and foreign exchange losses A$0.1 million. The increase in net interest expense was as a result of higher borrowing balances during the majority of the 2017 fiscal year.

Income taxes

No income tax expense was recorded for the years ended June 30, 2017 and 2016.

Net loss from discontinued operations

These represent the profit or loss from our USA and UK Solar PV operations which were discontinued during our 2017 fiscal year. The 2017 loss from discontinued operations includes an amount of A$4.6 million relating to the impairment of goodwill associated with the discontinued Solar PV business lines.

Fiscal Year Ended June 30, 2016 Compared to Fiscal Year Ended June 30, 2015 —Consolidated Results

Fiscal year ended June 30, 2016 and fiscal year ended June 30, 2015 consolidated results have been restated to reflect discontinued operations reclassifications from cessation of Solar PV operations in our USA and UK divisions in fiscal year 2017.

Amounts in A$(000) except as noted	Year ended June 30, 2016	Year ended June 30, 2015

Revenues from continuing operations	15,036	15,091

Operating Expenses
Cost of raw materials, consumables used, and contractors	(7,889)	(7,262)
Employee benefit expenses	(11,322)	(9,702)
Compliance and consultants	(817)	(1,773)
Insurance	(467)	(388)
Occupancy expenses	(563)	(508)
Travel costs	(507)	(445)
Bad and doubtful debts	(32)	(182)
Other expenses	(1,493)	(1,032)
Amortisation and depreciation	(505)	(440)
Sub-total - operating costs	(23,595)	(21,732)

Other income	52	1,675
Share of net profit of associates	—	—
Net finance income/(costs)	(793)	104
Impairments	—	(6,217)
Loss from continuing operations before income tax	(9,300)	(11,079)
Income tax benefit/(expense)	—	—
Net profit/(loss) for the period	(9,300)	(11,079)
Net (loss) / profit from discontinued operations	25	16,783
Net loss for the period	(9,275)	5,704

Other comprehensive income	(35)	(376)

Total comprehensive loss for the period	(9,310)	5,328

Operating revenue

Total operating revenues from continuing operations decreased negligibly from A$15.1 million for the year ended June 30, 2015 to A$15.0 million for the year ended June 30, 2016. Revenue increases in the Monitoring & Performance Analytics division attributable to the acquisition of Draker were offset by reductions in Solar PV and large-scale wind revenues.

Amounts in A$(000) except as noted	Year ended June 30, 2016	Year ended June 30, 2015

Monitoring & Performance Analytics *	2,599	167
Solar PV Design & Installation (Solar PV)	224	1,287
Energy Efficiency / Climate Control Solutions (Parmac)	12,177	12,242
Large scale wind	—	1,294
RAPS	36	101
Total reported revenue	15,036	15,091

* Includes O&M Services

Monitoring, Control & Performance Analytics revenue increased from A$0.2 million for the year ended June 30, 2015 to A$2.6 million for the year ended June 30, 2016, following the Draker Transaction in September 2015.

Solar PV revenue decreased by 83% from A$1.3 million for the year ended June 30, 2015 to A$0.2 million for the year ended June 30, 2016, due to the reduction in scale of our Australian Solar PV business as a result of the VA process.

Parmac revenue remained consistent at A$12.2 million for both years ended 30 June 2016 and 2015. Around 80% of Parmac’s revenue was derived from its contracting business with the 20% balance from its services division, a ratio remained consistent between the 2015 and 2016 fiscal years. PPO (formerly referred to as RAPS) revenue decreased by A$0.1m from fiscal year 2015 to fiscal year 2016, primarily as a result of an ongoing contractual dispute regarding the Chatham Island wind project triggered by our VA process during the 2015 fiscal year.

Revenue from our large-scale wind segment recognized during our fiscal year 2015 was from the provision of project management services to the now-completed Taralga wind project. In conjunction with our Reorganization Plans the project management agreement was terminated in January 2015, we withdrew from the development and construction of wind projects and, accordingly, we did not generate any revenue for these services during our 2016 fiscal year.

Operating costs

For the year ended June 30, 2016 and 2015, respectively, total operating costs including the cost of raw materials, consumables and contractors are presented in the table below for our various business segments:

Amounts in A$(000) except as noted	Year ended June 30, 2016	Year ended June 30, 2015

Monitoring, Control& Performance Analytics *	6,762	891
Solar PV Design & Installation (Solar PV)	743	3,095
Energy Efficiency / Climate Control Solutions (Parmac)	12,990	12,419
Large scale wind	—	709
PPO	222	(123)
Corporate	2,878	4,741
Consolidated	23,595	21,732

* Includes O&M Services

Monitoring, Control & Performance Analytics operating costs increased from A$0.9 million for the year ended June 30, 2015 to A$6.8 million for the year ended June 30, 2016, following the Draker Transaction in September 2015. We estimate that A$2.0 of these costs were related to re-establishing the credibility of the Draker monitoring system within the market place, including software system stabilization, critical software developments and servicing the existing Draker customer base during the period prior to renewal of their subscriptions.

The 76% decrease in Solar PV operating costs from A$3.1 million for the year ended June 30, 2015 to A$0.8 million for the year ended June 30, 2016 is due to the reduction in revenues in the same time frame coupled with extensive operating cost reductions implemented following our exit from VA.

Parmac operating costs were A$13.0 million for the year ended June 30, 2016 as compared to A$12.4 million for the year ended June 30, 2015. The 5% increase in operating costs for Parmac was as a result of gross margin deterioration in Parmac’s contracting division for a period of time during the 2016 fiscal year driven by increased competition in the Melbourne construction market. These market pressures appear to have started to ease in the quarter ended 30 June 2016. PPO, formerly known as RAPS, operating costs in fiscal year 2015 were fully offset by an unrealized foreign currency gain of A$0.2 million on liabilities of the segment. There was no such offset in the 2016 fiscal year and the costs largely represent depreciation charges on the wind turbines.

No costs were incurred in our large-scale wind division in the 2016 fiscal year as following withdrawal from this business pursuant to our Reorganization Plans.

Changes in the categories of operating expenditure are discussed in more detail below.

The cost of raw materials, consumables and contractors used increased from A$7.3 million for the year ended June 30, 2015 to A$7.9 million for the year ended June 30, 2016 as a result of the increase in revenue levels in our Monitoring and Performance Analytics business coupled with an increase in direct project costs relative to revenue in Parmac.

Employee compensation and benefit expense increased by 17% from A$9.7 million for the year ended June 30, 2015 to A$11.3 million for the year ended June 30, 2016, primarily due to personnel increases associated with the Draker Transaction in September 2015. These increases were to some level offset by a reduction in headcount in our Solar PV division during the 2016 fiscal year.

Total compliance and consultant’s expense decreased by 54% from A$1.8 million for the year ended June 30, 2015 to A$0.8 million for the year ended June 30, 2016. The most significant contributor to the cost reductions were lower professional fees in relation to capital raising activities, compliance and auditor fees. The 2016 fiscal year expense includes $0.4 million of fees associated with the Inaccess Transaction which concluded in July 2016.

Insurance costs increased by 202% to $0.5 million for the year ended June 30, 2016 as a result of additional insurances required for the Draker business and price increases across the other group annual premiums.

Occupancy expenses increased by 11% from A$0.5 million for the year ended June 30, 2015 to A$0.6 million for the year ended June 30, 2016 as a result of the assumption of the Draker office lease in September 2015. This increase were partly offset by decreased costs following renegotiation of lease terms on some of our office spaces.

Travel costs increased by 14% to A$0.5 million as the level of expenditure for senior operational executives to travel to oversee our global businesses increased and additional costs were incurred to conduct due diligence and negotiations for the Inaccess Transaction.

Our expense for impairment of receivables and bad debts expense was negligible for the year ended June 30, 2016 compared to an expense of A$0.2 million for the same period in 2015. The 2015 fiscal year expense resulted from a major customer of Parmac entering voluntary administration and difficulties in recovering some debts during the VA process, none of which were repeated in the 2016 fiscal year.

Total depreciation and amortization expense remained consistent at A$0.5 million per year between the 2015 and 2016 years as it relates to PPO, Parmac and corporate assets which have remained largely unchanged between the two periods.

Other Income

We recognized negligible amounts of other income in the year ended June 30, 2016 from gains on asset disposals and negotiated creditor payment reductions as compared to A$1.7 million of other income in the year ended June 30, 2015. The other income in the year ended June 30, 2015 was attributable to gains from the extinguishment of debt from creditors and lenders as a result of the VA process.

Finance Costs

Finance costs comprise interest expenses and foreign exchange differences on loan balances. In the 2016 fiscal year net interest expense was A$0.7 million and foreign exchange losses A$0.1 million. We reported a gain in the finance costs category of A$0.1 million in 2015 resulting from foreign currency gains on borrowings of A$0.9 million which exceeded interest charges of A$0.8 million. Net interest expense reduced between the 2015 and 2016 fiscal years as a result of the extinguishment of borrowings following the VA process in fiscal year 2015.

Impairments

No impairment charge was recognized in the 2016 fiscal year. The impairment loss in the 2015 fiscal year of A$6.2 million was due to an impairment charge of that amount relating to the goodwill carrying value of our Solar CGU.

Income taxes

No income tax expense was recorded for the years ended June 30, 2016 and 2015.

Application of Critical Accounting Policies, Estimates and Judgments

Our accounting policies form the basis for preparation of our financial statements and our financial statements in turn are an essential factor in understanding our operations. Our accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are fully described in the notes to our audited financial statements as of and for the three years ended June 30, 2015, 2016 and 2017. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of the Commonwealth of Australia.

Critical accounting policies

Critical accounting policies that reflect our industry and activity specific accounting treatments used in preparing our financial statements as of and for the fiscal years ended June 30, 2015, 2016 and 2017 or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during such fiscal years.

(a) Basis of preparation - going concern

The consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. As further discussed below in “—Liquidity and Capital Resources,” we have net operating cash outflows of A$6.2 million for the year ended June 30, 2017. We remain dependent upon receiving continuing support from existing lenders, raising additional debt or equity funds in new financings, and monetizing long-term assets to fund the business and to continue as a going concern.

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

Costs incurred for project development are expensed in the period in which incurred unless we determine that it is probable the project will be completed and generate future economic benefit equal to or in excess of such costs and that can be measured reliably, in which case the costs are recorded in inventory until a development fee is recognized.

(iv) Subscription revenue

Revenue from the sale of subscriptions to our data analysis and monitoring software products is recognized over the life of the contract in line with when the significant risk and rewards of ownership have been transferred to the customer, recovery of the consideration is probable and the amount of revenue can be measured reliably. The timing of the transfer of risks and rewards varies depending on the individual terms of the subscription agreement.

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

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future sales, operating costs, capital expenditure and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement. Should operating performance and prospects improve in the future, then deferred tax assets may be recognized in future on prior year operating losses. As of June 30, 2017, we had A$12.6 million of derecognized deferred tax assets and A$9.8 million at June 30, 2016.

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

(c) Impairment of goodwill and other intangibles other than patents

We determine whether goodwill and other intangibles other than patents are impaired at least on an annual basis (as of June 30, the end of our fiscal year) and when circumstances indicate the carrying value may be impaired. The Group’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations that use a discounted cash flow model using assumptions believed by management to be reasonable. These valuations would not reflect unanticipated events and circumstances that may occur. However, as detailed in the notes to our statements under the heading “Goodwill Impairment” (see Note 16 to our audited financial statements included elsewhere in this Report) indicators of potential impairment exist and there has been an impairment charge recorded of A$4.7 million in the year ended June 30, 2017 (year ended June 30, 2016; A$Nil) in the Statement of Comprehensive Income – included in Net Loss from Discontinued Operations - as a result of the cessation of activities of our Solar PV division in the USA and UK. There can be no assurance that we will avoid further downward revision in the carrying value of goodwill in the future and any such revision in value will also result in the recording of a charge in the Statement of Comprehensive Income.

5.B.               Liquidity and Capital Resources

Analysis of financial condition, liquidity and capital resources

The following table presents a comparison of our cash flows and beginning and ending cash balances during the fiscal years ended June 30, 2017, 2016 and 2015 as reflected in our audited financial statements presented elsewhere in this document.

	Year Ended June 30,
Amounts in A$(000) except as noted	2017	2016	2015
Net cash flows used in operating activities	(6,191)	(7,842)	(5,551)
Net cash flows used in investing activities	(4,781)	(2,957)	(1,963)
Net cash flows from financing activities	10,989	10,602	6,615
Net (decrease) / increase in cash and cash equivalents	17	(197)	(899)
Cash and cash equivalents at beginning of period	285	482	1,381
Cash and cash equivalents at end of period	302	285	482

At June 30, 2017 and at June 30, 2016 our cash and cash equivalents remained constant at A$0.3 million as a result of the application to operating and investing activities of funds raised from the issuance of ordinary shares, preferred shares and borrowings during both years. During each of the last three fiscal years ended June 30, 2017, 2016 and 2015 and subsequently through the date of this Report, our liquidity has been generated primarily from borrowings and sales of equity securities. Of the cumulative funding from financing activities of A$28.2 million during fiscal years 2017, 2016 and 2015, A$4.9 million was used: to fund our acquisition in July 2014 of GED; the acquisition of the assets of Draker, Inc. and Draker Laboratories, Inc. in September 2015; our investment of A$4.8 million in Inaccess in July 2016 (see Item 4.A “Recent / Prospective Acquisitions”); with the remainder used to fund cumulative losses from operations.

During fiscal year 2017 we exchanged A$8.8 million of borrowings and A$8.8 million of Subsidiary Preferred Shares for Series C Preferred Shares which have been classified as equity at June 30, 2017. We also negotiated extensions to the maturity dates of US$4.2 million of borrowings which have been classified as non-current liabilities at June 30, 2017. In July 2016 we received A$6.6 million of funds from the issue of Subsidiary Preferred Shares, which were subsequently exchanged for Series C Preferred Shares as described above, of which A$4.8 million was used to fund the investment in Inaccess (see Item 4.A “Recent / Prospective Acquisitions”) and associated transaction costs. The balance was used for working capital. At June 30, 2017 our current liabilities exceeded our current assets by A$3.8 million.

During fiscal year 2016 we negotiated extensions to the maturity dates of US$5.6 million and A$0.8 million of borrowings which were classified as non-current liabilities at June 30, 2016. Additionally, US$2.2 million of Subsidiary Preferred Shares which were classified as liabilities at June 30, 2015 were renegotiated and are classified as equity at June 30, 2016. At June 30, 2016 our current assets exceeded our current liabilities by A$3.4 million, however, A$4.8 million of assets classified as current at June 30, 2016 were invested in non-current financial assets subsequent to the fiscal year end.

At the end of our 2014 fiscal year and in the first quarter of our 2015 fiscal year our cash availability and liquidity remained too low to sustain our operating outflows and continuance as a going concern, as further discussed below. Our liquidity deficiencies were exacerbated by our acquisition in July 2014 of GED to which we allocated US$1.5 million for purposes of consummating the transaction and addressing GED’s working capital deficit within 60 days following the June 2014 offering in which we raised A$7.7 million from the issuance of 1,810,000 of our ordinary shares at an issue price of US$4.00 per share (equivalent to A$4.25 per share), before giving effect to any share price adjustment from the 1-for-80 share consolidation that we effected in December 2015 (22,625 ordinary shares at a price of US$32.00 per share after giving effect to the consolidation). In June 2014, we were successful in negotiating exchange agreements with convertible note holders to exchange notes with a face value of A$7.8 million into ordinary share capital, but this was insufficient to overcome our working capital deficit. We classified the remaining indebtedness we had incurred during the two prior fiscal years and which was not converted into equity prior to June 30, 2014 as current liabilities as of June 30, 2014 as a result of default events that occurred with respect to bonds issued by our subsidiaries and the acceleration of other obligations. Consequently, we had a working capital deficit on June 30, 2014 of A$30.5 million, payments to many trade creditors were substantially deferred, liquidity was severely constrained and we were unable to continue as a going concern without voluntarily placing the Company and three of our subsidiaries into Administration. We restructured our operations under VA and emerged with limited indebtedness on January 27, 2015.

Despite having reduced our liabilities through the Reorganization Plans, we have sustained losses and made acquisitions since our emergence from VA and our liquidity has again been depleted. Our ability to continue as a going concern and to achieve our business objectives over the next 12 months depends on our ability to accomplish some or all of the following:

■	Attain profitability: Only our Parmac subsidiary is consistently contributing cash flow to cover corporate costs and we are not operating profitably overall. However, we are continually reviewing costs structures in our operating subsidiaries and making changes to maximize cash flow and profitability. New business opportunities are carefully assessed with a view to ensuring their potential to contribute to profits without undue consumption of working capital. Specifically, during the financial year ended June 30, 2017 certain unprofitable operations within our Solar PV business units and O&M units were closed in order to reduce overall costs. In addition, the Company has continued to make investments in developing our software systems which our management believes gives the Group a platform to achieve profitability in its Monitoring, Control& Performance Analytics business within the next 12 months.

■	Raise new debt and/or equity capital: During the twelve months ended June 30, 2017 we have been successful in raising funds through further borrowings. Proceeds from borrowing during the financial year ended June 30, 2017 across the group were A$4.5 million. The lenders of over 95% of the Group’s borrowings are either affiliates of members of our Board of Directors or our significant shareholders and our Directors expect that their financial support will continue to be provided. During the 2017 fiscal year, total borrowings denominated in both U.S. and Australian dollars equating to A$8.8 million raised during our 2015-2017 fiscal years were exchanged for Series C Preferred Shares (refer to Item 14 under the heading “Issuance of Series C Preferred Shares in exchange for Subsidiary Preferred and Debt Securities”). Additionally, a further US$0.2 million (A$0.3 million) of liabilities for fees and salaries due to executives and service providers of the company were extinguished through the issuance of 76,708 ordinary shares in the company. Subsidiary preferred shares convertible into our ordinary shares with a face value of US$6.5 million (A$8.8 million) were issued during the 2016 fiscal year to fund the Draker asset acquisition and our investment in Inaccess (refer to Item 4.A “Recent / Prospective Acquisitions”). All of these Subsidiary Preferred Shares, were subsequently exchanged for Series C Preferred Shares prior to the end of the 2017 fiscal year.

Our management and Board have determined that there is a risk that our funding requirements may not be successfully met through the foregoing initiatives and that some of our initiatives may not be successful. However, as previously mentioned, we have achieved significant operating and financing objectives and our management and board believe that we have a reasonable prospect of achieving others; consequently, we have no intention to liquidate or cease trading or to cause any of our material subsidiaries with continuing operations to do so.

Operating activities

As shown in the table below the cumulative utilization of cash over the last three fiscal years has been A$19.6 million.

	Year Ended June 30,
Amounts in A$(000) except as noted	2017	2016	2015
Cash flow from operating activities
Receipts from customers (inclusive of GST)	20,556	31,056	16,863
Payments to suppliers and employees (inclusive of GST)	(26,705)	(38,834)	(21,974)
Finance costs	(42)	(64)	(449)
Interest received	—	—	9
Net cash flows used in operating activities	(6,191)	(7,842)	(5,551)

For the year ended June 30, 2017, net cash used in operating activities was A$6.2 million as compared with an outflow of A$7.8 million for the year ended June 30, 2016. The excess of disbursements to suppliers and employees over receipts in the year ended June 30, 2017 was A$6.19 million and was largely driven by funding of ongoing operating losses, mostly related to investments in our Monitoring and Performance Analytics business that we are unable to capitalize under applicable accounting rules and our corporate costs.

For the year ended June 30, 2016, net cash used in operating activities was A$7.8 million as compared with an outflow of A$5.6 million for the year ended June 30, 2015. The excess of disbursements to suppliers and employees over receipts in the year ended June 30, 2016 was A$7.8 million and was largely driven by funding of ongoing operating losses, mostly related to investments in our Monitoring and Performance Analytics business and our corporate costs.

Investing activities

In our last three fiscal years, we have expended funds in acquiring or investing in businesses as part of our growth strategy as detailed in the table below.

	Year Ended June 30,
Amounts in A$(000) except as noted	2017	2016	2015
Cash flow from investing activities
Proceeds from sale of property, plant and equipment	61	43	—
Purchase of property, plant and equipment	(48)	(25)	(252)
Cash forfeited during reorganisation	—	—	(362)
Payment for the investment in associates	(4,794)	—	—
Payment for the purchase of controlled entities, net of cash acquired	—	(2,975)	(1,349)
Net cash flows used in investing activities	(4,781)	(2,957)	(1,963)

Net cash used in investing activities was A$4.8 million for the year ended June 30, 2017, as opposed to A$3.0 million cash used in investing activities for the year ended June 30, 2016. Payment for the investment in associates of A$4.8 million in the year ended June 30, 2017 related to our investment in Inaccess (refer to Item 4.A under the heading “Recent / Prospective Acquisitions”). Net cash used in investing activities was A$3.0 million for the year ended June 30, 2016, as opposed to A$2.0 million cash used in investing activities for the year ended June 30, 2015. Payment for the purchase of controlled entities, net of cash acquired of A$3.0 million in the year ended June 30, 2016 which related to the purchase of the Draker assets. Net investing outflows for the year ended June 30, 2015 was utilized for the payment for the purchase of controlled entities, net of cash acquired of A$1.3 million related to the purchase of GED and cash of A$0.4 million held at the time of entering VA was forfeited.

Financing activities

As shown in the table below, we generated the cash used in operating and investment activities during fiscal years 2017, 2016 and 2015, with net contributions from financing activities during those years. Over the three-year period ended in June 2017 we generated A$28.2 million cumulatively from financing activities:

	Year Ended June 30,
Amounts in A$(000) except as noted	2017	2016	2015
Cash flow from financing activities
Proceeds from issue of ordinary shares (net of issue costs)	—	2,759	4,521
Proceeds from preferred share issues	6,641	2,122	—
Proceeds from borrowings	4,523	5,832	2,171
Repayment of borrowings	(69)	(24)	—
Payment of finance lease liabilities	(106)	(87)	(77)
Net cash flows from financing activities	10,989	10,602	6,615

For the year ended June 30, 2017, net cash inflows from our financing activities was A$11.0 million as compared with net cash inflows from our financing activities of A$10.6 million for the year ended June 30, 2016. In the year ended June 30, 2017 we raised $6.6 million from the issuance of subsidiary preferred shares and our parent company borrowed A$4.5 million. For the year ended June 30, 2016, net cash inflows from our financing activities was A$10.6 million as compared with net cash inflows from our financing activities of A$6.6 million for the year ended June 30, 2015. In the year ended June 30, 2016 we raised $4.9 million from the issuance of ordinary and preferred shares and our parent company and operating subsidiaries borrowed A$5.8 million as follows: Parmac (A$2.0 million), Draker (A$2.0 million) and BlueNRGY Group Limited (A$1.8 million). In the year ended June 30, 2015 we raised $4.5 million from the issuance of ordinary and preferred shares and our parent company and operating subsidiaries borrowed A$2.2 million as follows: Parmac (A$0.7 million), GED (A$0.5 million) and BlueNRGY Group Limited (A$1.0 million).

Indebtedness

BlueNRGY Group Limited (parent company)

As a result of the Reorganization Plans, we emerged from VA in January 2015 with no outstanding debt at the level of our parent company. Subsequent to our emergence from VA we have obtained corporate debt financing of A$8.3 million from shareholders and affiliates of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”) and Item 8.B. under the heading “(b) Financing”. During our 2017 fiscal year all of this debt was exchanged for our Series C Preferred Shares (refer to Item 14 under the heading “Issuance of Series C Preferred Shares). Subsequent to June 30, 2017, up to the date of September 30, 2017, our parent company has borrowed a further A$988,000 from shareholders and affiliates of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”) and it has arranged commitments to borrow up to an additional $1.0 million on the same terms through December 31, 2017 to fund our near-term liquidity requirements. Interest accrues on this debt at 15.0% per annum until the loans are repaid. As further described below, as of September 30 2017, our Parmac and Draker subsidiaries have obligations that are non-recourse to our Parent Company under separate secured credit facilities and deferred payment plans with trade creditors and, in the case of Parmac, finance leases undertaken for the purchase of motor vehicles, equipment and machinery as further described below.

Parmac

Working Capital Facility 1 - secured: In April 2015 one of our subsidiaries, Parmac, obtained a line of credit with an affiliate of our Managing Director for up to US$0.5 million to meet its working capital needs, referred to as the First Parmac Liquidity Facility, against which Parmac has drawn the maximum amount of funds available. The First Parmac Liquidity Facility has a maturity date of October 30, 2018 and we have an obligation, that we intend to honor in due course to secure this facility with a lien on all of the assets of Parmac that would be subordinate to statutory liens and liens under finance leases. Interest accrues at 24.0% per annum on the outstanding balance of the First Parmac Liquidity Facility until the loan is repaid.

Working Capital Facility 2 - secured: In March 2016 one of our subsidiaries, Parmac, secured an additional line of credit with an affiliate of our Managing Director, for up to US$1.5 million to meet its working capital needs, referred to as the Second Parmac Liquidity Facility, against which Parmac has drawn the maximum amount of funds available. The Second Parmac Liquidity Facility has a maturity date of October 30, 2018 and we have an obligation, that we intend to honor in due course to secure this facility with a lien on all of the trade and other receivables of Parmac that would be subordinate to statutory liens, liens under finance leases and liens under Working Capital Facility 1. Interest accrues at an annual rate of 10.0% per annum on the outstanding balance until the loan is repaid.

Deferred Trade Obligations (unsecured): As of September 30, 2017, Parmac had outstanding A$0.2 million of significantly overdue trade accounts payable. These deferred payables are being paid down on an informal deferred payment arrangement. Our direct trade creditors with deferred payment balances are cooperating to defer payments until we can arrange other financing or generate sufficient operating cash flows to pay the outstanding balances. However, there is no assurance that their cooperation will continue and we could be faced, without notice, with immediate payment obligations that we cannot meet. In aggregate, Parmac maintained a positive working capital balance as of September 30, 2017 after giving effect to the Parmac Liquidity Facility.

Finance Leases (secured): We have obligations under various financing leases for equipment and motor vehicles aggregating A$0.2 million as of September 30, 2017. The lessors have a perfected senior security interest in the equipment or vehicles covered by the leases. The terms of the leases vary, with the longest scheduled to be retired in approximately 3 years. Required payments under our financing leases are generally monthly or quarterly. We recognize these financing lease obligations as debt on our balance sheet. As of June 30, 2017, A$0.1 million of the financing leases were recorded as current obligations and the remaining A$0.1 million finance lease balance was classified as non-current.

Redeemable Preferred Shares (unsecured): On effectiveness of the Reorganization Plans, Parmac issued 2,200,000 US$1.00 non-voting, redeemable preferred shares (“RPS”). The Parmac RPS are convertible into our parent company Ordinary Shares in whole or in part at any time after June 30, 2015 at a price of US$3.028 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company. During our 2016 fiscal year, we negotiated an amendment to the terms of the RPS whereby the following rights attached to the RPS were removed: the right to receive an annual dividend of 4% per annum payable on December 31 each year; the right of the holder of the RPS to, at its discretion, force redemption through the sale of Parmac if the RPS have not been converted or redeemed by December 31, 2017. The RPS were classified as a liability on the Statement of Financial Position at June 30, 2015 on the basis that there could be an obligation for Parmac to deliver either cash or another financial asset to the holder at some point in the future. Giving effect to the amendment to their terms, the RPS, were reclassified to equity in the Statement of Financial Position at June 30, 2016 as there is no longer an obligation for Parmac to deliver either cash or another financial asset to the holder at any point in the future. The face value of the Parmac RPS was fixed at June 30, 2017 at US$2,200,000.

GED

Upon our emergence from VA we commenced financial and operational restructuring of our subsidiaries that were not subject to the VA process, including Green Earth Developers LLC, or GED. These restructuring steps included entering in to negotiated arrangements with various classes of GED creditors who could not be timely paid from GED’s available funds.

Working Capital Facility (secured): In November 2014 Washington H. Soul Pattinson & Co. Ltd. (WHSP) extended to GED a secured line of credit for up to US$0.36 million, referred to as the GED Liquidity Facility, against which we drew funds to fund operations and working capital for GED during our VA process. The maturity of the GED Liquidity Facility was extended multiple times and on June 30, 2017 the principal and accrued interest was exchanged in full for our Series C Preferred Shares (refer to Item 14 under the heading “Issuance of Series C Preferred Shares”). From inception through the date of exchange to Series C Preferred Shares, interest accrued on the GED Liquidity Facility at an annual rate of 6%.

Deferred Trade Obligations (unsecured): Between April and November 2015 we entered into deferred payment arrangements, referred to as Payment Plan Agreements, with trade creditors owed approximately US$0.7 million by GED from obligations arising prior to our acquisition of the company in 2014. Interest payable on the outstanding balances due under the Payment Plan Agreements ranged from between 0% to 4% per annum. As of September 30, 2017 GED’s obligations under the Payment Plan Agreements had been reduced to US$0.4 million but the company has defaulted on all of the Payment Plan Agreements. Some creditors have obtained judgments against GED under the Payment Plan Agreements and others may seek to do so or bring collection actions. With the discontinuance of operations, GED has no cash flow from which to pay the remaining obligations under the Payment Plan Agreements and no assets from which judgments could be satisfied through liquidation or otherwise.

Disputed Contractual Obligations: In connection with EPC contracts performed by GED prior to discontinuance of operations, two counterparties have made claims against GED and each other that could ultimately result in the recognition of additional liabilities by GED. GED disputes that it has any financial obligations in connection with the claims and negotiations to resolve the dispute are ongoing. The financial exposure to GED related to the contract dispute is not possible to determine at this time, but the company has no assets to allocate to a settlement.

BlueNRGY LLC

Deferred Trade Obligations (unsecured): As of September 30, 2017, our BlueNRGY LLC subsidiary had past due balances with a number of trade creditors who were collectively owed US$0.1 million. We have entered into deferred payment arrangements with a number of these creditors and others have chosen to forbear in pursuing collection of amounts owed by BlueNRGY LLC because there are no assets or revenues from which to satisfy those obligations. However, there can be no assurance that the affected creditors will continue to forbear in the collections of amounts owed by BlueNRGY LLC and actions brought by creditors may necessitate liquidation of BlueNRGY LLC.

Chatham Island Wind Limited (CIWL)

Deferred Trade Obligations (unsecured): As of September 30, 2017, our CIWL subsidiary had past due balances with a number of trade creditors who were collectively owed NZ$0.2 million. In July 2017, one of these creditors appointed a liquidator to CIWL, however, there are no assets or revenues from which to satisfy those obligations. This action may result in the liquidation of CIWL.

Redeemable Preferred Shares (unsecured): On execution of the Reorganization Plans, CIWL issued 1,400,000 RPS. The RPS are convertible in into parent company Ordinary Shares whole or in part at any time after June 30, 2015 at a price of US$3.028 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company; provided however, if the CIWL contract with CIEL is terminated, the CIWL RPS cannot be converted. The CIWL RPS receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. RPS are redeemable by CIWL, in whole or in part, at our sole election. The holder of the RPS may, at its discretion, force redemption through the sale of CIWL if the RPS have not been converted or redeemed by December 31, 2017. The RPS are classified as a liability on the Statement of Financial Position as there could exist an obligation for CIWL to deliver either cash or another financial asset to the holder at some point in the future. The face value of the CIWL RPS at September 30, 2017 is US$1,400,000 and dividends have accrued, but not been paid, of US$0.1 million.

Draker Corporation

Term loan – secured: As part of the Draker Transaction (refer Item 4.A under the heading “Recent / Prospective Acquisitions”) we assumed the Seller’s secured indebtedness to the Vermont Economic Development Authority (“VEDA”) amounting to approximately US$0.2 million. The Term Loan is secured by all the assets of Draker. Interest is payable on this loan at 2% per annum. The loan amortizes on a straight line basis and matures on November 7, 2018. An amount of A$75,000 (US$58,000) is classified as a current liability with the balance of A$26,000 (US$20,000) classified as a non-current liability on the Statement of Financial Position.

Working Capital Facility - unsecured: In March 2016 Draker, secured a line of credit with an affiliate of our Managing Director for up to US$1.5 million, referred to as the Draker Liquidity Facility, against which Draker has drawn the maximum amount of funds available to meet its working capital needs. The unsecured Liquidity Facility has a maturity date of October 30, 2018. Interest is charged at 10.0% per annum on the outstanding balance until the loan is repaid. We have an obligation, that we intend to honor in due course, to secure this facility with a lien on all of the trade and other receivables of Draker, subordinate to statutory liens and liens under finance leases and VEDA. The foregoing summary of the Draker Liquidity Facility is qualified in its entirety by the terms of the Facility, a copy of which is filed as Exhibit 4.18 hereto.

5.C.               Research and Development

For our fiscal years 2015-2017 we did not conduct research and development.

5.D.               Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends affecting our businesses. Refer to Item 4.B. under the heading “Our Industry” and Item 5.A under the heading “Operating Results”.

5.E.                Off-Balance Sheet Arrangements

Except for amounts due under operating lease commitments disclosed below in Section F of this Item 5 we do not have any material off-balance sheet commitments or arrangements.

5.F.                Tabular Disclosure of Contractual Obligations

As of September 30, 2017, our contractual, obligations, excluding amounts due to trade creditors, were as set forth below:

	Payments Due By Period
(Amount in A$ 000)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Obligations under:
Operating leases	903	418	485	—	—
Financing leases	195	132	63	—	—
Borrowings and interest *	7,536	928	6,608	—	—
	8,634	1,478	7,156	—	—

* Excludes Redeemable Preferred Shares as at September 30, 2017 there is no cash obligation associated with them.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.               Directors and Senior Management

The following table presents our directors, executive officers and key employees as of the date of this Report.

Name	Age	Position
Executive Officers
William Morro	63	Managing Director (the equivalent of an American company’s chief executive officer) and Director
Richard Pillinger	43	Chief Financial Officer and Secretary

Non-Executive Directors
Carlo Botto	56
Olivier Ferrari	56

Executive Officers

William Morro. Mr. Morro was appointed to our Board in February 2014 and has served continuously in that capacity since then except for a brief interruption during the VA process when the Administrator assumed all governance responsibilities. Mr. Morro was appointed our Managing Director and Chairman on February 9, 2015. Mr. Morro is also a Managing Partner of the InterAmerican Group, a U.S. investment and advisory firm focused primarily on middle-market businesses with cross-border operations in North America and/or Latin America. Since 2015, he also serves as a member of the board of directors of ESOL B.V., an investment holding company (one of our principal shareholders), and certain of its affiliates (together “ESOL”)  and also served on the board of supervisors / directors of two banks in which ESOL was invested, JSC “Capital Bank” of Georgia from October 2015 through October 2016 and InterMarket Bank of Zambia, from July 2016 through November 2016. Since July 2016 Mr. Morro has been a member of the board of directors of AEE Power Corporación SL, which designs and builds electrical infrastructure in Africa, and in June 2017 he was appointed as a member of the board of directors of Moneyswap Plc, whose subsidiaries regulated in the UK and Hong Kong process transactions as licensees of international payment networks. Mr. Morro also serves as Chairman of the Board of CNC Development Limited, a company with interests in the civil infrastructure sector in China. Prior to joining InterAmerican in 2001, Mr. Morro headed private equity business units for BMO Group and Heller Financial and was a Principal and shareholder of the international management consulting firm, Cresap, McCormick & Paget until shortly after its acquisition by Towers, Perrin. He holds an undergraduate degree from Dartmouth College and a Masters degree from the Kellogg Graduate School of Management at Northwestern University. Mr. Morro has three decades of senior executive and board experience with more than 20 companies, both public and private, in which he has been a direct investor.

Richard Pillinger. Mr. Pillinger is our Chief Financial Officer, having been appointed to this role in October 2011, and also served as our Corporate Secretary since May 2010. Immediately prior to joining the Company, Mr. Pillinger held positions with a number of WHSP affiliates, including portfolio Chief Financial Officer for Pitt Capital Partners Limited, BKI Investment Company and Souls Private Equity Limited and Chief Executive Officer of Corporate and Administrative Services Pty Ltd. WHSP is currently the largest holder of our ordinary shares. Mr. Pillinger’s previous roles within other ASX listed companies include Group Finance Manager and Commercial Manager for Volante Group Limited and Commander Communications Limited, respectively. Mr. Pillinger has significant international business experience, having worked in accounting audit and advisory positions in London before relocating to Australia. Mr. Pillinger is a Fellow of the Institute of Chartered Accountants England & Wales and has a Bachelor of Science Degree from the University of Nottingham.

Directors

Carlo Botto. Mr. Botto is a non-executive member of our Board. His affiliation with the Company began in 2011 when he served as a consultant. In 2012, he was appointed as our Senior Vice President of Strategy & Development and continued in an executive role until his resignation as an executive in 2014. In 2013, he was appointed as a Board member and has been a director continuously since then, with a brief interruption during our VA process when the Administrator assumed all governance responsibilities. Mr. Botto has extensive energy industry experience, having worked in various roles in the energy supply industry in Australia and North America over 30 years. These roles have included senior executive positions responsible for wholesale energy trading, retail marketing, corporate strategy, risk management and regulatory/corporate affairs. Mr. Botto currently sits on the board of SolarShareCommunity Energy Ltd as a non-executive director and is a member of the ACT Government’s Business Advisory Board for its Renewable Energy Innovation Fund. Immediately prior to joining the Company, Mr. Botto was a senior executive with CLP (0002.HK) working in Melbourne, Australia from 2004 to 2010. Mr. Botto has a Bachelor of Engineering (Electrical) from University of NSW and a Graduate Diploma in Engineering (Asset Management) from Monash University.

Olivier Ferrari. Olivier Ferrari has been a non-executive member of the Board since May 10, 2016. He has a wide variety of experience in asset, institutional, private, philanthropic and sustainable development management, and also in real estate and trusteeship. In 1990, he founded CONINCO Explorers in Finance SA, of which he is currently the CEO, a company specializing in consulting services for institutional investors, asset valuation and responsible finance. He has set up several sustainable investment solutions including ONE CREATION, a cooperative company delivering comprehensive support to listed and non-listed companies active in the CleanTech industry, and the ONE Sustainable Fund-Global Environment, a global equity fund investing in listed companies with a positive impact on the environment.

Arrangements Concerning Election of Directors; Family Relationships

Family Relationships

There are no family relationships between any of our current directors or executive officers.

Arrangements

There are no arrangements or understanding with any major shareholders, customers, suppliers or others pursuant to which any of our officers or directors were selected in their capacity as such.

6.B.               Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in the fiscal year ended June 30, 2017.

	Short-term Benefits		Post-employment Benefits	Value of Share-based Payments
Amounts in A$	Salary and Fees	Other	Superannuation	Shares	Options	Total

Carlo Botto - Non-Executive Director [1]	91,004	—	8,645	—	—	91,004
William Morro - Executive Chairman and Managing Director [1]	455,018	—	—	—	—	455,018
Yves-Regis Cotrel - Non-Executive Director [1,2]	75,836	—	—	—	—	75,836
Olivier Ferrari - Non-Executive Director [1]	91,004	—	—	—	—	91,004
Emmanuel Cotrel - Senior Vice President Monitoring and Data Analytics Business [3]	270,840	—	—	—	—	270,840
Richard Pillinger - Chief Financial Officer	250,000	—	23,750	—	—	273,750
Peter Maros - Senior Vice President & Managing Director of U.S. Renewable Solutions [4]	86,670	—	—	20,941	—	107,611
Total	1,311,726	—	32,395	—	—	1,365,063

1 By agreement, all salary and fee amounts shown have been deferred and were not paid in our 2017 fiscal year, although the company has accrued for such amounts.

2 Resigned May 2, 2017

3 Resigned April 28, 2017.

4 On long term, unpaid sick leave commencing October 2016. Employment terminated as of June 30, 2017.

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

1 By agreement, all salary and fee amounts shown have been deferred and were not paid in our 2017 fiscal year, although the company has accrued for such amounts.

2 Appointed May 10, 2016

3 Resigned July 31, 2015. Mr Donohue did not receive any directors’ fees for the period of his tenure.

4 Appointed September 1, 2015

Remuneration Policy

All key executives are eligible to receive a base salary, post-employment benefits (superannuation) if they reside in Australia, fringe benefits and performance incentives, including equity-linked compensation. Performance incentives are generally only paid once predetermined key performance indicators have been met. Our executives and members of our Board based in Australia receive a superannuation guarantee contribution required by the government, which is currently 9.50% of base salary, and do not receive any other retirement benefits. Some individuals, however, have chosen to allocate part of their annual compensation to increase payments towards superannuation.

The employment terms and conditions for our executives and directors have historically been formalized in contracts of employment or service contracts. However, this has not typically been the case subsequent to the effectiveness of our Reorganization Plans, but we expect to put in place formalized agreements with our key managers following reconstitution of our Board Compensation Committee. In those cases, where employment agreements are applicable, termination payments are not payable upon resignation or under the circumstances of unsatisfactory performance.

The remuneration of directors and key executives is determined by the Compensation Committee or the full Board. It is our objective to review and adjust executive compensation and performance incentives on an annual basis, however, this was not achieved during our 2015 fiscal year or subsequently following the effectiveness of our Reorganization Plans due to turnover on our Board and among our key executives. The Board’s policy is to remunerate non-executive directors at market rates for time, commitment and responsibilities. All remuneration paid to key management personnel is valued at the cost to the company and expensed.

Executive Employment Arrangements / Service Agreements

The following terms of employment apply to our key executives:

William Morro is employed by BlueNRGY Group Limited as a permanent, full-time employee. Mr. Morro was appointed as Managing Director of the Company effective January 27, 2015 with a base salary of US$350,000 per annum, which Mr. Morro has elected to defer. He has a notice period of 3 months. Mr. Morro is eligible for bonus payments of up to 100% of base compensation, subject to meeting targets set by the board. No bonus was awarded during our 2015, 2016 or 2017 fiscal years.

Richard Pillinger is employed by BlueNRGY Group Limited as a permanent, full-time employee. Mr. Pillinger commenced his position with us in October 2011, with a base salary of A$272,500, inclusive of superannuation. He has a notice period of 3 months. Subject to oversight by the Compensation Committee of the Board, Mr. Pillinger’s contract provides for a bonus upon meeting defined performance objectives mutually established by the executive and the Managing Director. No bonus was awarded during our 2015, 2016 or 2017 fiscal years.

Employee Equity Plan

On May 8, 2014, the Board adopted the 2014 Equity Plan that will serve as our primary employee share incentive plan. We have reserved 5,000 ordinary shares for issuance under the 2014 Equity Plan. The number of ordinary shares reserved under the 2014 Equity Plan is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. Any other increase in the number of ordinary shares reserved under the 2014 Equity Plan must be approved by the Board and shareholders. If an outstanding award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if the ordinary shares acquired pursuant to an award that are subject to forfeiture are forfeited without cost by the company, the ordinary shares allocable to the terminated portion of such awards or such forfeited ordinary shares shall again be available for issuance under the 2014 Equity Plan.

As long as we are a publicly held corporation within the meaning of Section 162(m) of the Code, no individual may be granted awards under our 2014 Equity Plan of more than 625 of our ordinary shares in any full fiscal year of the Company and for our fiscal year ending June 2014, no individual may be granted awards having a value of more than $200,000 at the time of grant.

The 2014 Equity Plan is administered by the Compensation Committee of the Board. The Compensation Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Equity Plan.

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

To date no awards have been made under the 2014 Equity Plan.

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

Mr. Botto was an employee of the Company during 2013 and 2014 and, as a consequence, the Board deemed it necessary to make a determination about Mr. Botto’s independence. In doing so, the Board has assessed Mr. Botto’s relationship with the Company and determined him to be independent, having considered that:

■	Executive management in place during Mr. Botto’s tenure as an employee is no longer associated with the Company.
■	Much of Mr. Botto’s activity was related to the Company’s Wind Development business, which has been discontinued.
■	Mr. Botto’s role during 2013 and 2014 was not full time and was a functional one involving objective assessment of industry and competitive dynamics; he had no association with preparation of Company financial statements.
■	Historical and contractual ties between the Company and material vendors that originated during Mr. Botto’s executive tenure were terminated as a result of the VA.

Mr. Botto has no identifiable vested interests in Company affairs that would affect his independence.

Audit Committee

Mr. Botto is the only member of the Audit Committee as of the date of this Report.

Compensation Committee

At the date of this report there is no separate Compensation Committee and matters typically delegated to the Compensation Committee are being considered by the full Board.

6.D.               Employees

As of September 30, 2017, we employed 90 employees world-wide being predominantly full-time, permanent employees. Our employees are supported from time-to-time by consultants and contractors, the number of which varies. The breakdown of employees by line of business at the end of each of our last three fiscal years and as of September 30, 2017 is:

	Number of employees
	as of June 30,			As of September 30,
Business Segment	2017	2016	2015	2017

Head office	5	5	6	5
Solar PV	3	6	15	3
Parmac	52	45	60	52
Monitoring & Performance Analytics	30	35	5	30
Large-scale wind	—	—	1	—
Total	90	91	87	90

Of our 90 employees, as of September 30, 2017, 58 were located in Australia and 32 were in the United States. In addition, we engage specialist consultants and temporary personnel from time to time as required to meet the needs of our businesses.

We believe that our relations with employees are good and we have not experienced any significant labor stoppages or disputes. Except for approximately 25 employees of Parmac, our employees are not represented by labor unions or covered by collective bargaining agreements

6.E.                Share Ownership

Beneficial Ownership (including Executive Management and Directors)

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

The following table presents certain information regarding the beneficial ownership of our ordinary shares as of October 15, 2017 by:

■	each person known by us to be the beneficial owner of more than five percent (5%) of our ordinary shares;
■	each of our directors;
■	each of our named executive officers; and
■	all of our current directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Number of Shares	Percentage (2)

Washington H. Soul Pattinson & Company Limited (3)	1,243,397	19.90%
ESOL B.V. (4)	1,367,599	19.90%
Alpha Capital Anstalt (5)	598,190	9.92%
Mr. Yves-Regis Cotrel (6)	806,980	13.38%
Mr. Emmanuel Cotrel (6)(7)	479,891	7.91%

Directors and Executive Officers
Mr. William Morro (8)	1,410,474	19.90%
Mr. Carlo Botto (9)	19,920	0.33%
Mr. Richard Pillinger	62,500	1.04%
Mr. Olivier Ferrari	nil	nil%

Executive officer (as defined by Rule 3b-7 of the Securities and Exchange Act of 1934) and directors as a group (4 persons, including the executive officers and directors names above)	1,492,894	21.27%

1)	Unless otherwise indicated, the address for each of the shareholders is c/o BlueNRGY Group Limited, Level 32, 200 George Street, Sydney, NSW 2000.
2)	The applicable percentage of ownership for each beneficial owner is based on 6,033,161 ordinary shares outstanding as of October 15, 2017. In calculating the number of shares beneficially owned by a shareholder and the percentage of ownership of that shareholder, ordinary shares issuable upon the exercise of options or warrants, or the conversion of other securities held by that shareholder, that are exercisable within 60 days, are deemed outstanding for that holder; however, such shares are not deemed outstanding for computing the percentage ownership of any other shareholder.
3)	Address of the shareholder is GPO BOX 479, Sydney, NSW 2001. Number of shares excludes Series C preferred and subsidiary preferred shares owned by WHSP and affiliates that are convertible into our ordinary shares to the extent which, if converted into our ordinary shares, would result in the beneficial ownership of WHSP and affiliates exceeding 19.9%. As of the date of this Report, the total of the equity and equity-linked securities owned by WHSP is (i) 1,028,333 of our ordinary shares, (ii) 500 of our Series B Preferred shares convertible into 124,627 of our ordinary shares, (iii) 1,068,662 of our Series C Preferred shares convertible into 2,137,324 of our ordinary shares, (iv) 2,200 Parmac Subsidiary Preferred shares, convertible into 756,172 of our ordinary shares and (v) 1,400 CWIL Subsidiary Preferred shares, convertible into 490,422 of our ordinary shares, in the case of (ii), (iii), (iv), and (v) without giving effect to applicable conversion restrictions.
4)	Address of the shareholder is c/o Zala Group LLC (U.S. Agent), 500 E. Broward Blvd Suite 2400, Fort Lauderdale, FL 33301; number of shares (i) includes all shares owned by Gilbert Armenta, an affiliate of the shareholder and (ii) excludes Series C preferred shares owned by ESOL that are convertible into our ordinary shares to the extent which, if converted into our ordinary shares, would result in the beneficial ownership of ESOL and affiliates exceeding 19.9%. Mr. Morro is a Board Member of the shareholder. As of the date of this Report the total of the equity and equity-linked securities of ESOL and Mr. Armenta is: (i) 528,403 of our ordinary shares, (ii) 9,063,075 of our Series C Preferred shares which are convertible into 18,126,150 of our ordinary shares and (iii) warrants to purchase 495,377 of our ordinary shares (without giving effect to conversion restrictions applicable to the Series C Preferred Shares and warrants).
5)	Address of the shareholder is Pradefant 7, 9490 Furstentums, Faduz, Lichtenstein
6)	Address of the shareholder is 101 Chemin Du PrazBuchilly, 1000 Lausanne 25, Switzerland. Includes shares owned by Mr. Yves-Regis Cotrel’s spouse, the beneficial ownership of which is disclaimed. Includes all shares owned by Ryames Investment Company LLC (131,850 ordinary shares). Ryames Investment Company LLC is an affiliate of both Mr. Emmanuel Cotrel and Mr. Yves-Regis Cotrel.

7)	Address of the shareholder is 1040 Seminole Drive, #1463 Fort Lauderdale FL 33304, USA. Includes (i) all shares owned by Ryames Investment Company LLC (131,850 ordinary shares). Ryames Investment Company LLC is an affiliate of both Mr. Emmanuel Cotrel and Mr. Yves-Regis Cotrel; and (ii) deferred executive remuneration conversion rights of Mr. Emmanuel Cotrel that are convertible into 33,904 of our ordinary shares.
8)	Number of shares (i) includes shares owned by WHI, Inc Retirement Savings Plan Trust, of which Mr. Morro is the beneficial owner and (ii) excludes Series C preferred shares owned by WHI, Inc Retirement Savings Plan Trust and deferred executive remuneration conversion rights of Mr. Morro that are convertible into our ordinary shares to the extent which, if converted into our ordinary shares, would result in the beneficial ownership of Mr. Morro, WHI, Inc Retirement Savings Plan Trust and affiliates exceeding 19.9%. As of the date of this report, the total of the equity and equity-linked securities beneficially owned by Mr. Morro is (i) 355,825 of our ordinary shares and 3,149,452 of our Series C Preferred shares which are convertible into 6,298,904 of our ordinary shares (without giving effect to conversion restrictions applicable to the Series C Preferred Shares and warrants), and (iii) the right to exchange $740,927 of deferred compensation for 244,692 of our ordinary shares.
9)	Includes all shares owned by Mr. Botto’s spouse, the beneficial ownership of which is disclaimed.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.               Major Shareholders

Six shareholders known to us owned beneficially more than 5% of our ordinary shares as of October 15, 2017. See Item 6.E under the heading “Beneficial Ownership (including Executive Management and Directors)”.

As of October 15, 2017, we estimate that 36.9% of our outstanding ordinary shares were held in the United States by 79 holders of record, and 63.1% of our ordinary shares were held in various foreign jurisdictions by 2,559 holders of record. None of the holders of our ordinary shares has different rights from other shareholders.

7.B.               Related Party Transactions

Other than direct payments of compensation and reimbursement of out-of-pocket expenses incurred in the ordinary course and in accordance with our policies, during our 2017 fiscal years, and subsequently through the date of this Report, other than as disclosed below, we have not entered into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that give them significant influence over us, and close members of any such individual’s family; (d) our key management personnel and directors and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence. The value of the consideration ascribed to these transactions, including the exchange value for our ordinary shares at the time the transactions occurred was at the amounts agreed to by parties and approved by our Board. We believe that all of these transactions were conducted on terms substantially equivalent to, or no less favorable to the Company, than those that would have been established for similar transactions with non-affiliated parties.

During the period from July 1, 2017 through the date of this Report:

■	Between July 1, 2017 and the date of this report, affiliates of our Managing Director, Mr. Morro, have made cash advances to us in the aggregate amount of US$775,000 to pay certain of our operations expenses. The amounts advanced have not been repaid as of the date of this Report.

■	Between July 1, 2017 and the date of this Report, Mr. Morro has incurred expenses for travel and made disbursements for operating expenses incurred on our behalf. In aggregate, we have accrued an aggregate of A$42,000 for such expenses incurred by Mr. Morro thus far during our 2018 fiscal year. Through the date of this Report, we have reimbursed A$Nil to Mr. Morro for such expenses and expect to reimburse the remainder as soon as practicable, subject to completion of our internal review procedures. Amounts actually reimbursed to Mr. Morro may differ from the amounts accrued.

During the fiscal year ended June 30, 2017:

■	Mr. Morro and affiliates have made cash advances to us in the twelve months to June 30, 2017 in the aggregate amount of US$3,517,000 to pay certain of our operations expenses. A total of US$5.7 million, comprising cash advances made by affiliates of Mr. Morro during our 2015-2017 fiscal years, plus accrued interest were exchanged for 5,712,527 Series C Preferred Shares issued by the Company during the year ended June 30, 2017.

■	Mr. Morro and his affiliates exchanged, in full, Subsidiary Preferred Shares with a face value of US$6.5 million for 6,500,000 Series C Preferred Shares issued by the Company during the year ended June 30, 2017.

■	Mr. Morro has incurred expenses for travel and made disbursements for operating expenses incurred on our behalf. In aggregate, we have recorded, subject to our internal review procedures, an aggregate of A$142,716 for such expenses incurred by Mr. Morro during our 2017 fiscal year. During our 2017 fiscal year, we have reimbursed A$Nil to Mr. Morro for such expenses and expect to reimburse the remainder as soon as practicable.

■	Our staff based in the USA currently has access, as needed and at no cost, to office facilities in Fort Lauderdale, FL and Chicago, IL that are leased by affiliates of Mr. Morro.

■	In February 2017, our Senior Vice President at the time, Emmanuel Cotrel, agreed to exchange, and our Board unanimously approved, US$90,840 of previously deferred executive compensation for the issuance of 30,000 of our ordinary shares, at price per share of $3.03 under the EC Deferred Compensation Agreement, which was effective November 30, 2015 (during our 2016 fiscal year).

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

See our audited financial statements for the fiscal years ended June 30, 2017 and June 30, 2016 included under Item 18 of this annual report.

Legal Proceedings

Settlement of Texas Actions.In December 2014, a class action securities suit, the First Texas Lawsuit, was filed in a federal court in the Eastern District of Texas against the Company and various current and past officers and directors, namely Mr. William Morro, Mr. Carlo Botto, Mr. Richard Pillinger, Mr. Todd Barlow, Mr. Gerard McGowan and Mr. James Greer, as well as various third parties. The lawsuit makes claims related to alleged misstatements in the Company’s securities filings prior to our entry into VA in November 2014. The lawsuit was subsequently amended to include as a defendant CBD Energy USA Limited, one of our U.S. subsidiaries. Mr. Morro, formerly a non-executive independent director currently serves as Chairman of the Company’s Board and its Managing Director (the Australian entity equivalent of a CEO); Mr. Botto continues as a non-executive member of the Board; and Mr. Pillinger is the Company’s CFO. The other individuals named as parties to the lawsuit are no longer associated with the Company.

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

In July 2017 both the First and Second Texas Lawsuits were settled. The settlement was reached in connection with a voluntary mediation and includes a full release of all defendants in connection with the allegations made in the lawsuit. The settlement provides for no admission of liability or wrongdoing by any defendant and a settlement payment to the classes, inclusive of all Plaintiffs’ attorneys fees and expenses and settlement costs, that will be paid solely by the Company’s insurance carrier and the underwriter of the June 2014 securities offering.

Chatham Project Actions.The Chatham Island project is not currently operating due to a dispute with the counterparty to the power purchase agreement, Chatham Islands Electricity Limited (“CIEL”) as a result of the placement of BlueNRGY Group Limited into voluntary administration in November 2014. CIEL is seeking to terminate its power purchase agreement with BlueNRGY Group Limited’s subsidiary, Chatham Islands Wind Ltd (“CIWL”), and to acquire the assets in accordance with contractual rights that it alleges have been triggered in the agreements between CIEL and CIWL. Under the terms of the agreements, the purchase price of the assets may possibly be interpreted to be negative, which could result in an amount being payable by CIWL to CIEL. However, any such amounts would be non-recourse to our parent company and CIWL has no assets other than those of the Chatham Islands wind project. The outcome of the dispute cannot be determined at this time, and a liability has not been recognized in our financial statements in relation to the dispute.

Cotrel Matters.We are a claimant in an arbitration proceeding against Emmanuel Cotrel before the American Arbitration Association in New York arising from the termination of Mr. Cotrel’s employment. We have sought two forms of relief: (i) a declaratory judgment that Mr. Cotrel’s termination was proper under the terms of his employment agreement and otherwise; and (ii) monetary damages. Separately, in response to a demand for damages asserted by Mr. Cotrel and his affiliates, referred to as Cotrel Parties, we have sought declarations from the Australian courts that our Board acted lawfully in connection with various securities issuances subsequent to our emergence from VA. Certain Cotrel Parties are designated as the counterparties in the Australian proceeding. In addition, a derivative action, referred to collectively with the other proceedings involving Mr. Cotrel as the Cotrel Matters, was filed in Florida state court against us and our Managing Director in June, 2017 by Mr. Cotrel alleging wrongful conduct in the management of the Company and in connection our acquisition of BlueNRGY LLC. We believe that the action is without merit and intend to defend it vigorously, if necessary. It is not possible to estimate our financial exposure in connection with any of the Cotrel Matters, but individually or in aggregate they could have a significant adverse effect on our financial condition and the price and liquidity of our shares.

Other. Except for disputes with trade creditors of certain of our subsidiaries (refer to Item 5.B. under the headings “Indebtedness – GED” and “Indebtedness – BlueNRGY LLC”), we are not currently a party to any other material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation.

8.B.               Significant Changes

The following material events have occurred subsequent to June 30, 2017 on the dates indicated:

(a) Transactions

Not applicable.

(b) Financing

During our reorganization process and subsequent to the effectiveness of the Reorganization Plans, affiliates of William Morro, our Managing Director, have made cash advances to us to fund our operations, including advances between July 1, 2017 and the date of this Report,as described in Item 7.B. under the heading “Related Party Transactions”.

(c) Other

Not applicable

(d) Issuance and Repurchases of Ordinary Shares and Other Equity-Linked Securities

As of June 30, 2017 we had outstanding 6,033,161 ordinary shares. Subsequent thereto, through the date of this Report,we issued no additional ordinary shares.

(e) Entry into Other Material Definitive Agreements

Not applicable

(f) Board and Executive Changes

Not applicable

ITEM 9.        OFFER AND LISTING

9.A.               Offer and Listing Details

As detailed below, our shares have been listed and traded on three exchanges during the last five years, with some periods of suspended trading.

Australian Securities Exchange

Our ordinary shares traded on the Australian Securities Exchange, or ASX, under the symbol CBD from 1989 through January 31, 2014. Our shares were, however, suspended from trading on ASX on October 8, 1998. In calendar year 1999 we had nominal non-cash assets and we had nominal operations. We resumed trading on ASX on April 18, 2000 until we voluntarily delisted from the ASX effective January 31, 2014. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX.

	Company Ordinary Share Closing - ASX
	Prices A$
	High	Low
Fiscal Year Ended
June 30, 2013	0.0460	0.0060
June 30, 2014	0.0160	0.0080

OTC Markets

As further described below under Item 9.C. “Markets”, our ordinary shares traded on the OTC Markets from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF, at which time our ordinary shares commenced trading on the NASDAQ Capital Market until trading on that market was suspended. Our shares again qualified for and commenced trading on the OTC market on September 9, 2015 under the ticker symbol CBDEF and have continued to trade on the OTC market through the date of this Report. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the OTC Markets.

Company Ordinary Share Closing Prices US$ - OTC Markets
	High	Low
Fiscal Year Ended
June 30, 2014	18.00	3.00

June 30, 2015	No OTC market activity – refer to table below under the heading “NASDAQ Capital Market”

June 30, 2016	11.00	0.02
June 30, 2017	2.00	0.10

Fiscal Year Ended June 30, 2016
First Quarter	0.80	0.06
Second Quarter	11.00	0.02
Third Quarter	4.26	0.51
Fourth Quarter	2.70	0.51

Fiscal Year Ended June 30, 2017
April 2017	0.13	0.10
May 2017	0.51	0.13
June 2017	0.51	0.15
First Quarter	2.00	1.75
Second Quarter	1.75	0.75
Third Quarter	0.95	0.10
Fourth Quarter	0.51	0.10

Month (Fiscal Year 2018)
July 2017	0.51	0.10
August 2017	0.50	0.10
September 2017	0.51	0.25
October 2017 (through October 17)	0.40	0.25
First Quarter	0.51	0.10

The NASDAQ Capital Market

Our ordinary shares began trading on The NASDAQ Capital Market on June 13, 2014 under the symbol CBDE. Trading was suspended on November 13, 2014 upon commencement of the VA process. As further described below under Item 9.C “Markets”, our shares were delisted from the NASDAQ Capital Market effective August 3, 2015. The following table sets forth, for the periods indicated, the high and low market closing price for our ordinary shares as quoted on The NASDAQ Capital Market.

	CBD Ordinary Share Closing Prices
	US$
	High	Low
Fiscal Year
2014	4.25	3.10
2015	4.35	0.79

9.B.               Plan of Distribution

Not applicable.

9.C.               Markets

Our ordinary shares were listed on the Australian Stock Exchange, or ASX, from 1989 through January 31, 2014, with a suspension in trading between October 8, 1998 and April 18, 2000. Trading of our ordinary shares on the ASX ceased when we voluntarily delisted them in connection with our U.S. listing. Our ordinary shares traded on the OTC Markets from February 10, 2014 until June 13, 2014 under the ticker symbol CBDNF, and began trading on The NASDAQ Capital Market on June 13, 2014 until trading was suspended on November 13, 2014 upon commencement of the VA process. Due to concerns of The NASDAQ about whether we could be objectively confirmed to be meeting the listing requirements, our shares were delisted from the NASDAQ Capital Market with effect from August 3, 2015. On September 9, 2015 our ordinary shares resumed trading in the over-the-counter market (OTC Markets) under the ticker CBDEF. We intend to reapply for listing on the NASDAQ Capital Market if and as soon as we are able to demonstrate that we have regained compliance with all applicable NASDAQ listing requirements. However, there can be no assurance that our ordinary shares will be approved to trade on The NASDAQ Capital Market.

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

10.C.             Material Contracts

During our last two fiscal years we have entered into material agreements related to acquisitions, financing of our operations and acquisitions and compensation of our key executives that are described below and elsewhere in this Report as noted.

Contracts Related To Acquisitions

Draker Transaction - September 16, 2015

We acquired the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc., referred to collectively as Sellers, for approximately US$2.4 million plus the assumption of secured indebtedness to VEDA of approximately US$0.2 million. The Sellers sold systems and software, primarily in North America, for monitoring the operating performance of distributed solar PV installations (refer to Item 4.A. under the heading “Recent / Prospective Acquisitions”).

Inaccess Transaction – July 7, 2016

We subscribed to €3.25 million of convertible preferred shares (‘Inaccess Preferred Shares’) of Inaccess on July 7, 2016. Inaccess is a UK company that provides hardware and software systems for monitoring and controlling the performance of distributed renewable energy and telecom facilities in numerous countries. Our agreement with Inaccess committed us to purchase all of the remaining shares of Inaccess at a stipulated price, but we defaulted on that commitment and there is no assurance about the terms on which we will be able to acquire the remaining Inaccess equity or if we will be able to do so at any price. Our purchase default also subjects us, at the discretion of Inaccess, to the redemption of our Inaccess Preferred Shares at the original purchase price or their conversion to approximately 22% of Inaccess ordinary shares and reduced governance participation in the company that could result in the impairment of our investment value (refer to Item 4.A. under the heading “Recent / Prospective Acquisitions”).

The foregoing descriptions of the Draker Transaction and Inaccess Transaction are qualified in the entirety by the transaction agreements filed as Exhibits 4.12, 4.17, and 4.18 (Draker) and 4.22 to 4.24 (Inaccess) this Report.

Contracts Related To Debt and Equity Financings

Following our emergence from VA, it has been necessary to raise debt and equity to fund losses and to make acquisitions. Other than issuances of our ordinary shares from time to time at US$3.03 per ordinary share pursuant to subscription agreements in substantially the form included as Exhibit 4.10 to this Report, all other financings have been with affiliates of our Managing Director in the amounts and on the terms summarized below (refer to Item 7.B. under the heading “Related Party Transactions”). In each case, the agreements pertinent thereto are filed as Exhibits to this Report as noted and the summary descriptions below are qualified in their entirety by those transaction agreements.

Draker Transaction Financing

When we undertook the Draker Transaction in September 2015, we sold 495,377 ordinary shares to an affiliate of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”) at a price of $3.03 per ordinary share for total proceeds to us of US$1.5 million pursuant to form of subscription agreement attached as Exhibit 4.10 to this Report. We also issued to the subscriber one warrant for every ordinary share sold, being 495,377 warrants in total pursuant to an agreement attached to this Report as Exhibit 4.17. The warrants have an exercise price of $4.54 and an expiry date of December 31, 2018. Contemporaneous with the subscription for our ordinary shares, we entered into a subscription agreement with the same investor, the form of which is attached hereto as Exhibit 4.27 pursuant to which we issued Subsidiary Preferred Shares (Class A Preferred Shares in Draker Corporation), referred to as Draker Preferred, in consideration for US$1.0 million, together with an option to purchase up to an additional $1.0 million of Draker Preferred on or prior to December 31, 2015. The option right was exercised in December 2015 for $0.5 million prior to its expiration. The Draker Preferred is senior in liquidation to the common shares of Draker Corporation, has a liquidation preferred equal to the face value, does not accrue dividends, does not vote with the common shares and was agreed to be exchangeable for our ordinary shares at a price per ordinary share of US$3.03. In consideration for the Draker Preferred holder extending additional financing to us during calendar year 2017 when we were unable to obtain such financing from other sources, the exchange terms for the Draker Preferred were adjusted by resolution of the disinterested members of our Board to provide for the exchange of Draker Preferred for our Series C Preferred Shares having an equivalent face value and that are convertible to our ordinary shares at US$0.50 per ordinary share.

Draker Liquidity Facility

To provide working capital for Draker Corporation following its acquisition of assets in the Draker Transaction, we arranged in March 2016 for a debt facility of up to US$1.5 million in principal amount, the Draker Liquidity Facility, from the same party who financed the Draker Transaction, an affiliate of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”). The form of agreement for the Draker Liquidity Facility is attached as Exhibit 4.18 to this Report. The lender is entitled to a lien on the assets of Draker Corporation, the facility is fully drawn and its term has been extended twice, now maturing on October 30, 2018. Interest accrues at 10% per annum. (Refer to Item 5.B. under the heading “Indebtedness – Draker Corporation -- Working Capital Facility - unsecured”)

Parmac Liquidity Facility

To provide additional working capital for Parmac, we arranged in March 2016 for a debt facility of up to US$1.5 million in principal amount, the Parmac Liquidity Facility, from the same party who financed the Draker Transaction, an affiliate of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”). The form of agreement for the Parmac Liquidity Facility is attached as Exhibit 4.19 to this Report. This debt facility is secured, the lender is entitled to a subordinate lien on the assets of Parmac, it is fully drawn and the term has been extended twice, now maturing on October 30, 2018. Interest accrues at 10% per annum. (Refer to Item 5.B. under the heading “Indebtedness -- Parmac -- Working Capital Facility - secured”)

Inaccess Transaction Funding

On June 29,2016, we entered into a subscription agreement for Subsidiary Preferred Shares (Class A Preferred Shares in IHL Acquisition Co Pty Ltd, or IHL), referred to as IHL Preferred, in consideration for US$5.0 million, the form of which is attached hereto as Exhibit 4.20. The proceeds from the IHL Preferred were used to fund the Inaccess Transaction and associated costs and for working capital. The IHL Preferred is senior in liquidation to the common shares of IHL, has a liquidation preferred equal to the face value, does not accrue dividends, does not vote with the common shares and was agreed to be exchangeable for our ordinary shares at a price per ordinary share of US$3.03. In consideration for the holder of the IHL Preferred, an affiliate of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”), extending additional financing to us during calendar year 2017 when we were unable to obtain such financing from other sources, the exchange terms for the IHL Preferred were adjusted by resolution of the disinterested members of our Board to provide for the exchange of IHL Preferred for our Series C Preferred Shares having an equivalent face value and that are convertible to our ordinary shares at US$0.50 per ordinary share.

Unsecured Borrowings

Repeatedly since our emergence from VA and through the date of this Report we have found it necessary to borrow funds to sustain our operations. Because we have been unable to source sufficient such funding from third parties, we have borrowed from affiliates of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”). These borrowings, approved by the disinterested members of our board and referred to as Working Capital Notes, were unsecured, payable at a specified maturity date and accrued interest at a rate of 15% per annum. The form of the Working Capital Notes is attached hereto as Exhibits 4.16 and 4.21 to this Report. Borrowed amounts plus accrued interest for our 2015 and 2016 fiscal years and the first six months of our 2017 fiscal year were initially convertible into our ordinary shares at a price per share of US$3.03, referred to as the Initial Conversion Price. In consideration for providing further funding after December 31, 2016 and for extending the maturity dates of the Working Capital Notes issued prior to December 31, 2016, the Initial Conversion price and the conversion price for borrowings after December 31, 2016 was reset to US$0.50. The principal amounts borrowed under the Working Capital Notes is shown in the table below for each of our last three fiscal years and subsequent to June 30, 2017 through the date of this Report.

Fiscal Year	Principal Borrowed (US$)
2015	194,000
2016	1,265,000
2017	3,517,000
Subsequent to June 30, 2017	775,000

During our 2015 fiscal year, we were successful in borrowing A$766,000 from WHSP. These borrowings, unanimously approved by our board and referred to as the WHSP Working Capital Notes, were unsecured, payable at a specified maturity date and accrued interest at a rate of 6% per annum. Other than a difference in the interest rate, the form of the WHSP Working Capital Notes is consistent with that of the Working Capital Notes, a copy of which is attached is hereto as Exhibit 4.21. Borrowed amounts plus accrued interest for our 2015 fiscal year were initially convertible into our ordinary shares at a price per share of US$3.03, referred to as the Initial Conversion Price. In consideration for extending the maturity dates of the WHSP Working Capital Notes issued prior to December 31, 2016, the Initial Conversion price and the conversion price for borrowings after December 31, 2016 was reset to US$0.50.

Ordinary Share Equity Subscriptions

At various times during our last two fiscal years we have entered into subscription agreements approved by our Board, substantially in the form attached as Exhibit 4.10 to this Report, to sell our ordinary shares at $3.03 per share to various parties during the months and in total amounts shown in the table below. Some of the subscribers for our ordinary shares are related parties to our Managing Director or to other members of our Board at the time of the subscription, as noted in the table below (refer to Item 7.B. under the heading “Related Party Transactions”)

	Number of shares
Month	Related Parties	Non-related Parties	Total
July 2015	—	16,513	16,513
September 2015	495,377	—	495,377
October 2015	33,026	6,250	39,276
November 2015	33,026	66,051	99,077
December 2015	144,125	2,991	147,116
June 2016	8,257	8,257	16,514
December 2016	—	46,708	46,708
February 2017	30,000	—	30,000
	743,811	146,770	890,581

Contracts Related To Equity Exchange Agreements

Effective June 30, 2017 we entered into exchange agreements, substantially in the form attached as Exhibit 4.26 to this Report and approved by the disinterested members of our Board, pursuant to which we exchanged certain Subsidiary Preferred, all Working Capital Notes and accrued interest outstanding as of June 30, 2017, all WHSP Working Capital Notes and accrued interest outstanding as of June 30, 2017 and the GED Working Capital Notes held by WHSP for our Series C Preferred Shares in the amounts shown in the table below.

Instrument Exchanged	US$ Exchanged	Number of Series C Preferred Shares Issued
Subsidiary Preferred	6,500,000	6,500,000
Working Capital Notes – Managing Director affiliate	5,712,527	5,712,527
WHSP and GED Working Capital Notes	1,068,662	1,068,662
	13,281,189	13,281,189

The terms of our Series C Convertible Preferred Shares are summarized in Item 14 under the heading “Issuance of Series C Preferred Shares”. Except for the securities held by WHSP, all exchanges shown in the Table above were to affiliates of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”).

Contracts Related to Executive Compensation

On November 30, 2015, our Managing Director, Mr. William Morro, entered into an agreement, the MD Deferred Compensation Agreement, whereby his unpaid compensation for calendar year 2015 has been deferred and, unless previously paid by the Company, may be exchanged by Mr. Morro for our ordinary shares at a price per share of $3.03 (after giving effect to our 1-for-80 share consolidation effected in December 2015). During our last two fiscal years, a total of 63,543 of our ordinary shares have been issued to Mr. Morro pursuant to this agreement.

On November 30, 2015, our former Senior Vice President Mr. Emmanuel Cotrel, entered into an agreement, the EC Deferred Compensation Agreement, whereby his unpaid compensation for calendar year 2015 has been deferred and, unless previously paid by the Company, may be exchanged by Mr. Cotrel for our ordinary shares at a price per share of $3.03 (after giving effect to our 1-for-80 share consolidation effected in December 2015). During our last two fiscal years, a total of 110,582 of our ordinary shares have been issued to Mr. Emmanuel Cotrel pursuant to this agreement.

In addition, our operating subsidiaries routinely enter into contracts and purchase orders with customers for the performance of solar and climate installations and data management and O&M support services. None of these contracts are individually material.

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

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 15% or more of the shares in any company having total assets of A$248 million or more (or A$1,078 million or more in case of U.S. investors in non-sensitive sectors) without the Australian Treasurer’s prior approval. “Associates” is a broadly defined term under the Foreign Takeovers Act and includes:

■	spouses, lineal ancestors and descendants, and siblings;
■	partners, officers of companies, the company, employers and employees, and corporations;
■	their shareholders related through substantial shareholdings or voting power;
■	corporations whose directors are controlled by the person, or who control a person; and
■	associations between trustees and substantial beneficiaries of trust estates.

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

In this section, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

■	an individual who is a citizen or resident of the United States;
■	a corporation (or other entity treated as a corporation) created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
■	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
■	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

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

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

■	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;
■	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were classified as a PFIC, will be treated as ordinary income; and
■	the amount allocated to each other year, other than a pre-PFIC year, will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year (other than a pre-PFIC year).

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

PART II

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates, equity and credit risk. The main risks to which we are exposed are discussed below. Refer to Note 23 to the audited financial statements in Item 18 for more detailed analysis of the potential financial impact of these risks.

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

Foreign currency sensitivity

We are party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates. Our Company, Draker and Parmac Working Capital Facilities (as described in Item 5.B. “Liquidity and Capital Resources”) are denominated in U.S. dollars. In addition, the face value of our Series B and Series C Preferred Stock and the face value of the preferred stock of our Parmac and CIWL subsidiaries, the Subsidiary Preferred, is denominated in U.S. dollars.

We do not apply hedge accounting. At June 30, 2017 and subsequently through the date of this Report, there was no contract hedging in place.

Interest rate risk

Our main interest rate risk arises from borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk only if the borrowings are carried at fair value, which is not our policy.

At June 30, 2017 and 2016, all of our borrowings are fixed rate (subject to penalty rates which may be applied under default events).

We regularly analyze our interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

At June 30, 2017, we had no significant interest bearing assets other than cash and cash equivalents, therefore our income and operating cash flows are substantially independent of changes in market interest rates.

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

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Share Issuances and Modifications Under Our Reorganization Plans

In accordance with and upon effectiveness of the DOCAs:

■	we issued additional ordinary shares to the Deed Fund, our secured creditor, WHSP and to shareholders and designees of BlueNRGY LLC.

■	our CIWL and Parmac subsidiaries issued convertible preferred shares to WHSP with face values respectively of US$1.4 million and US$2.2 million, collectively referred to as the Subsidiary Preferred. The CIWL Subsidiary Preferred accrues a dividend of 4% per annum on the face value and is convertible at any time into our ordinary shares at US$3.03 per share (after giving effect to the 1-for-80 share consolidation effected in December 2015) per share. The Parmac Subsidiary Preferred was restructured during the 2016 financial year which removed the obligation to accrue a dividend of 4% per annum on the face value, however, it remains convertible at any time into our ordinary shares at US$3.03 per share (after giving effect to the 1-for-80 share consolidation effected in December 2015) per share. The Subsidiary Preferred issued by CIWL may not be converted if the Chatham Island Project contract with Chatham Islands Electricity Limited is terminated (refer to Item 4.B. under the heading “Description of Our Business Segments -- Energy Efficiency -- Remote Area Power Systems (RAPS)”) This summary description of the terms of the Subsidiary Preferred is qualified in its entirety by the terms set forth in the Exhibits to the DOCA for our Company and filed as Exhibits 4.5 and 4.6 to our Form 6-K/A filed on January 29, 2015 (the “DOCA Exhibits”).

■	we modified the terms of our outstanding Series B Preferred as provided in the DOCA Exhibits. In summary, qualified in the entirety by the provisions of the DOCA Exhibits, our Series B Preferred has a preferred in liquidation over the our ordinary shares at face value, shall be pari passu on liquidation with other senior equity securities, is entitled to vote only on Series B Preferred Share matters, is redeemable on liquidation or a change in control pursuant to which our ordinary shares would no longer be eligible to trade in a public market, is entitled accrual of dividends from the date of issue through January 15, 2015, and conversion to our ordinary shares at US$4.01 per share (giving effect to the 1:80 share consolidation in December 2015), subject adjustment for future share splits and consolidations and to certain restrictions if such conversion would result in the holder owning more than 19.9% of our ordinary shares.

Private Placements of Unregistered Securities After Emergence From VA

On or subsequent to January 27, 2015, after emerging from VA, we have:

■	issued 1,477,062 ordinary shares in a series of private placements for US$3.03 per share (after giving effect to the 1-for-80 share consolidation effected in December 2015) pursuant to a securities purchase agreement filed with our Form 6-K/A on January 29, 2015. Net proceeds of US$4.5 million from the private placements were used to pay US$1.0 million to the Deed Funds and the remainder was used for working capital and to fund losses since emergence from VA. There were no brokerage or placement fees paid in conjunction with the private placements.

■	converted the promissory note issued to Wind Farm Financing Pty Ltd. in the amount of $900,000 (the “WFF Note”) as part of the reorganization plans into 297,226 ordinary shares at the Offering Price in accordance with its terms as provided in the DOCA Exhibits.

■	Issued 174,125 ordinary shares for US$3.03 in exchange for unpaid Executive Compensation. An additional 9,241 shares have been issued to suppliers in lieu of cash for services received.

■	converted 2,484 Series B Preferred Shares in accordance with the amended terms of the Series B Shares and issued 643,110 ordinary shares to the converting shareholders

■	issued Subsidiary Preferred Shares having a face value of US$6.5 million in conjunction with the Draker and Inaccess transactions (refer to Item 4.A. under the heading “Recent / Prospective Acquisitions”and Item 10.C. under the heading “Contracts Related To Debt And Equity Issuances”).

As of the date of this report:

●	the number of outstanding ordinary shares is 6,033,161;
●	Warrants and options are outstanding to purchase a total of 500,417 of our ordinary shares;
●	the number of outstanding CIWL Preferred Shares is 1,400, convertible into 490,422 of our ordinary shares, subject to applicable conversion restrictions; and
●	the number of outstanding Parmac Preferred Shares is 2,200, convertible into 756,172 of our ordinary shares, in each case subject to applicable conversion restrictions.

Conversion of Series B Preferred Shares

As disclosed in a Form 6-K filed on November 12, 2015, certain holders of our Series B Preferred shares elected to convert 2,484 Series B Preferred Shares plus dividends accrued thereon into our ordinary shares at the stated conversion price of US$4.01 per ordinary share. In satisfaction of the foregoing Series B Preferred Share conversions we have issued 643,110 ordinary shares. 600 Series B Preferred Shares remained outstanding as of this Report and these are convertible into 149,553 ordinary shares, subject to applicable conversion restrictions on the holder.

Issuance of Series C Preferred Shares in exchange for Subsidiary Preferred and Debt Securities

Our Board authorized the issuance of Series C Preferred Shares in connection with the exchange of the certain Subsidiary Preferred Shares and certain of our corporate debt obligations. The Series C Preferred Shares have a face value of US$1.00, rank paripasu with our Series B Preferred Shares in liquidation and are convertible into our ordinary shares at any time by the holder or at the discretion of the Company, subject to restrictions on conversion that preclude conversion if it would cause a holder to own more than 19.9% of our ordinary shares following such conversion. The conversion price is US$0.50 per ordinary share, subject to adjustment for future share splits and consolidations. No dividend accrues on Series C Preferred Shares, nor do they have no voting rights, except as pertains to Series C Preferred matters. The Series C Preferred Shares are only redeemable upon liquidation or winding up of the company. The foregoing description of the terms of the Series C Preferred Shares is qualified in its entirety by the provisions of the exchange agreements to which Series C Preferred Shares were issued, the form of which is included as Exhibit 4.26 to this Report.

On June 30, 2017, a total of 5,000,000 Series C Preferred Shares were issued in exchange for all of the outstanding Subsidiary Preferred Shares referred to as IHL Preferred and 1,500,000 Series C Preferred Shares were issued in exchange for all of the outstanding Draker Preferred. 1,068,662 Series C Preferred Shares were issued to WHSP in exchange for outstanding indebtedness equivalent to US$1,068,662. Also, 5,712,527 Series C Preferred Shares were issued in exchange for outstanding indebtedness of US$5,712,527 on the Working Capital Notes (refer to Item 5.B. under the heading “Indebtedness” and Item ). Except for the Series C Preferred Shares issued to WHSP, all issuances of Series C Preferred Shares through the date of this Report were to affiliates of our Managing Director (refer to Item 7.B. under the heading “Related Party Transactions”) and a total of 13,281,189 Series C Preferred Shares are outstanding as of such date (refer to Item 10.C. under the heading “Contracts Related To Equity Exchange Agreements”).

As of the date of this report the number of outstanding Series C Preferred Shares is 13,281,189, convertible into 26,562,378 of our ordinary shares, subject to applicable conversion restrictions on the holders thereof.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Report, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of June 30, 2017.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2017 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting was not effective as of June 30, 2017 under the 2013 Framework due to the following material weakness:

■	Due to uncertainties in our business and our ongoing restructuring, which included the discontinuance of certain lines of business during our 2017 fiscal year, annual budgets have not been established by our Board. Consequently our internal reporting does not include a comparison against approved plans that can be used to identify and remediate performance deficiencies.

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

Subsequent to communications to our Audit Committee from our then-auditor, PricewaterhouseCoopers, in September 2014 that identified significant control weaknesses, our board enacted emergency measures that continue following our emergence from VA to:

■	Ensure that bank account signatory authority was imposed on all bank accounts and that our finance team has visibility over and reviews all account activity;

■	Effect segregation of duties, to the extent practicable given our small size and geographically dispersed operations, particularly with respect to approval and payment of disbursements;

■	Ensure all members of management support proper recordkeeping, including with respect to executive and director compensation and expense reimbursement, and that there is an appropriate and frequent review of accounts of the Group;

■	Ensure related-party transactions involving executives and directors are visible to and receive requisite Board approval and are implemented in accordance with approved agreements;

■	Ensure that our executives and directors are aware of and follow our Code of Conduct and Ethics.

As soon as practicable we intend to develop and implement a revised authority matrix and updated budgets for our 2018 fiscal year that are approved by our Board.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The composition of our Audit Committee currently and for fiscal years June 30, 2017 and 2016 were:

■	June 2016 and Currently: Mr. Carlo Botto*

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

Our Code of Conduct and Ethics is filed as Exhibit 11.1 to this Report.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The auditor of BlueNRGY Group Limited is HLB Mann Judd of Level 19, 207 Kent St, Sydney NSW 2000, Australia.

Remuneration of Auditors

	Consolidated
	2017	2016	2015
	$’000	$’000	$’000
Amounts paid or payable to HLB Mann Judd
- an audit or review of the financial statements of the entity	138,000	161,239	300,000
- non audit services (tax compliance)	15,000	8,000	—
	153,000	169,239	300,000
Amounts paid or payable to a network firm of HLB Mann Judd
- an audit of foreign subsidiary financial statements	25,000	36,723	—

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

■	Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

■	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of ordinary shares;

■	the last day of our fiscal year in which we have annual gross revenue of USD$1.0 billion or more;

■	the date on which we have, during the previous three-year period, issued more than USD$1.0 billion in non-convertible debt; and

■	the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of ordinary shares held by non-affiliates of USD$700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

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

In addition, as a “foreign private issuer”, we follow certain home-country corporate governance practices and intend to continue to do so in lieu of certain NASDAQ requirements, even if we are successful in regaining our NASDAQ listing. The exception to the election to follow Australian practices is those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). That is, the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), subject to being able to recruit additional qualified directors, an audit committee that satisfies Rule 5605(c)(3) (audit committee responsibilities and authorities), and the audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) (the criteria for independence).

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

(1)       Audit Committee Composition (Rule 5605)(c)(2)(A): The Company’s Audit Committee is comprised of one director, Mr. Botto, who is an independent non-executive director. The Guidelines include recommendations that companies should have at least three members, members should be non-executive directors and a majority of the audit committee should be independent directors and chaired by an independent director. It is our intention to increase the size of our audit committee as soon as we are able to add qualified independent directors to our Board who are able fulfill this role.

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

(4)       Independent Director Oversight of Executive Officer Compensation (Rule 5605(d)): On February 9, 2015, Mr. Chapple and Mr. Donohue were appointed to the Compensation Committee and Mr. Morro resigned as a member of the Compensation Committee. However, Mr. Chapple resigned from the Board on June 16, 2015 and Mr. Donohue resigned from the Board on July 31, 2015. Until replacement members of the Committee can be appointed, matters previously delegated to the Compensation Committee are being considered by the full Board. The Guidelines include Recommendations that a compensation committees should have at least three members, members should be non-executive directors and a majority of the committee should be independent directors and chaired by an independent director. Due to the small size of the Board, the compensation committee, once reconstituted, will consist of not less than two independent non-executive directors.

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

(7)       Shareholder Approval (Rule 5635) The Company’s practices with regard to the requirements of Listing Rule 5635(a),(b) and (d) are not prohibited by Australian law applicable to the Company as a public company not listed on the ASX, except that under the Australian Corporations Act 2001 (Cth) there is a restriction, without approval of the disinterested shareholders or triggering certain takeover provisions of the Act, on a single person being issued shares which would result in a person’s voting power in a company increasing from 20% or below to more than 20% or from a starting point above 20% and below 90%. The concept of voting power takes account of shares owned or controlled by a person and its associates (in summary, associates includes body corporates controlled by a person, persons with whom a person is acting in concert with in respect of the company issuing the stock or persons with whom a person has a relevant agreement with for the purpose of controlling the conduct of the company’s affairs).

ITEM 16H.   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”

ITEM 18.      FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm:

■	Report of Independent Registered Public Accounting Firm
■	Consolidated statement of comprehensive income
■	Consolidated statement of financial position
■	Consolidated statement of changes in equity
■	Consolidated statement of cash flows
■	Notes to the financial statements

BlueNRGY Group Limited

(A.C.N. 010 966 793)

Annual Financial Report

for the year ended 30 June 2017

Report of Independent Registered Accounting Firm

To the Board of Directors and shareholders of BlueNRGY Group Limited

We have audited the accompanying consolidated statements of financial position of BlueNRGY Group Limited (‘the Company’) and its controlled entities (collectively ‘the Group’) as at 30 June 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows each of the three years in the period ended 30 June 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BlueNRGY Group Limited and its subsidiaries at 30 June 2017 and 2016 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended 30 June 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Note 2 to the financial statements advises that the ability of the Group to continue as a going concern and meet its debts and commitments as and when they fall due requires that the Group continues to receive support from existing lenders, raises additional funds, and monetises long-term assets to fund the business. These uncertainties raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HLB Mann Judd

Sydney, Australia

October 27, 2017

Statement of comprehensive income

		Consolidated
		2017	2016	2015
For the year ended June 30	Note	$’000	$’000	$’000

Revenues from continuing operations	5	18,956	15,036	15,091
Other income	5	13	52	1,675
Cost of raw materials, consumables used, and contractors		(9,839)	(7,889)	(7,262)
Employee benefit expenses	6	(12,250)	(11,322)	(9,702)
Amortisation and depreciation	6	(419)	(505)	(440)
Impairment of asset	6	—	—	(6,217)
Share of net profit of associates	13	358	—	—
Other expenses	6	(4,117)	(3,879)	(4,328)
Net finance (costs) / income	6	(1,288)	(793)	104
Loss from continuing operations before income tax		(8,586)	(9,300)	(11,079)
Income tax expense	7	—	—	—

Loss from continuing operations		(8,586)	(9,300)	(11,079)

Profit / (loss) from discontinued operations	14	(5,217)	25	16,783

Net (loss) / profit for the period		(13,803)	(9,275)	5,704

Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		193	(35)	(376)
Other comprehensive loss for the period, net of tax of $ Nil (2016:$ Nil)		193	(35)	(376)
Total comprehensive profit/(loss) for the period		(13,610)	(9,310)	5,328

(Loss)/profit attributable to:
Owners of the Parent		(13,803)	(9,275)	5,704
Non-controlling interests		—	—	—
		(13,803)	(9,275)	5,704

Total comprehensive profit/(loss) attributable to:
Owners of the Parent		(13,610)	(9,310)	5,328
Non-controlling interests		—	—	—
		(13,610)	(9,310)	5,328

		Dollars	Dollars	Dollars
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share	8	(1.43)	(1.62)	(6.29)
Diluted loss per share	8	(1.43)	(1.62)	(6.29)
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings/(loss) per share	8	(2.30)	(1.62)	3.25
Diluted earnings/(loss) per share	8	(2.30)	(1.62)	3.25

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Statement of financial position

		Consolidated
		2017	2016
As at June 30	Note	$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents	9	302	285
Trade and other receivables	10	5,634	12,447
Inventories	11	198	257
Other current assets	12	569	836
Total Current Assets		6,703	13,825

Non-Current Assets
Investment in associates	13	5,152	—
Plant and equipment	15	1,811	2,111
Goodwill and intangible assets	16	12,736	17,676
Other non-current assets	12	54	70
Total Non-Current Assets		19,753	19,857
TOTAL ASSETS		26,456	33,682

LIABILITIES
Current Liabilities
Trade and other payables	17	9,681	9,164
Interest-bearing loans and borrowings	18	190	698
Provisions	19	674	582
Total Current Liabilities		10,545	10,444

Non-Current Liabilities
Interest-bearing loans and borrowings	18	7,425	10,279
Provisions	19	60	57
Total Non-Current Liabilities		7,485	10,336
TOTAL LIABILITIES		18,030	20,780
NET ASSETS		8,426	12,902

EQUITY
Contributed equity	20	166,459	148,562
Accumulated losses		(161,148)	(148,451)
Reserves	21	284	1,197
Total equity attributable to owners of the Parent		5,595	1,308
Non-controlling interests		2,831	11,594
TOTAL EQUITY		8,426	12,902

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of changes in equity

For the year ended June 30, 2017	Ordinary shares	Preference shares	Convertible Notes	Share options reserve	Translation reserve	Accumulated Losses	Non- controlling interests (1)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At July 1, 2016	147,781	781	—	1,571	(374)	(148,451)	11,594	12,902
Loss for year	—	—	—	—	—	(13,803)	—	(13,803)
Other comprehensive income	—	—	—	—	193	—	—	193
Total comprehensive income for the year	—	—	—	—	193	(13,803)	—	(13,610)

Transactions with owners in their capacity as owners
Shares issued	310	8,824	—	—	—	—	—	9,134
Reclassification to shares issued	—	8,763	—	—	—	—	(8,763)	—
Reclassify expired options	—	—	—	(1,106)	—	1,106	—	—
Share options issued	—	—	—	—	—	—	—	—
Balance at June 30, 2017	148,091	18,368	—	465	(181)	(161,148)	2,831	8,426

1 Non-controlling interests are Subsidiary Preferred Shares. Refer Note 20.

The above statement of changes in equity should be read in conjunction with the accompanying notes.

For the year ended June 30, 2016	Ordinary shares	Preference shares	Convertible Notes	Share options reserve	Translation reserve	Accumulated Losses	Non- controlling interests (1)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At July 1, 2015	144,338	781	—	2,104	(411)	(139,666)	—	7,146
Loss for year	—	—	—	—	—	(9,275)	—	(9,275)
Other comprehensive income	—	—	—	—	(35)	—	—	(35)
Total comprehensive income for the year	—	—	—	—	(35)	(9,275)	—	(9,310)

Transactions with owners in their capacity as owners
Shares issued	3,450	—	—	—	—	—	8,763	12,213
Reclassification from interest bearing borrowings	—	—	—	—	—	—	2,831	2,831
Share issue costs	(7)	—	—	—	—	—	—	(7)
Share options issued	—	—	—	29	—	—	—	29
Release of foreign currency translation reserve on dissolved subsidiary	—	—	—	—	72	(72)	—	—
Reclassify expired options	—	—	—	(562)	—	562	—	—
Balance at June 30, 2016	147,781	781	—	1,571	(374)	(148,451)	11,594	12,902

1 Non-controlling interests are Subsidiary Preferred Shares. Refer Note 20.

The above statement of changes in equity should be read in conjunction with the accompanying notes.

For the year ended June 30, 2015	Ordinary shares	Preference shares	Convertible Notes	Share options reserve	Translation reserve	Accumulated Losses	Non- controlling interests (1)	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At July 1, 2014	120,323	4,643	574	3,336	(35)	(148,512)	—	(19,671)
Loss for year	—	—	—	—	—	5,704	—	5,704
Other comprehensive income	—	—	—	—	(376)	—	—	(376)
Total comprehensive income for the year	—	—	—	—	(376)	5,704	—	5,328

Transactions with owners in their capacity as owners
Shares issued	18,025	2,775	—	—	—	—	—	20,800
Share issue costs	(444)	—	—	—	—	—	—	(444)
Unissued shares	1,133	—	—	—	—	—		1,133
Preference shares converted	5,301	(5,301)	—	—	—	—		—
Forfeited on Administration	—	(1,593)	—	—	—	1,593		—
Cancellation of convertible note	—	—	(574)	—	—	574		—
Reclassify expired options	—	—	—	(1,232)	—	1,232	—	—
Dividends reinvested	—	257	—	—	—	(257)		—
Balance at June 30, 2015	144,338	781	—	2,104	(411)	(139,666)	—	7,146

1 Non-controlling interests are Subsidiary Preferred Shares. Refer Note 20.

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of cash flows

	Consolidated
	2017	2016	2015
For the year ended June 30	$’000	$’000	$’000
Cash flow from operating activities
Receipts from customers (inclusive of GST)	20,556	31,056	16,863
Payments to suppliers and employees (inclusive of GST)	(26,705)	(38,834)	(21,974)
Finance costs	(42)	(64)	(449)
Interest received	—	—	9
Net cash flows used in operating activities	(6,191)	(7,842)	(5,551)

Cash flow from investing activities
Proceeds from sale of property, plant and equipment	61	43	—
Purchase of property, plant and equipment	(48)	(25)	(252)
Cash forfeited during reorganisation	—	—	(362)
Payment for the investment in associates	(4,794)	—	—
Payment for the purchase of controlled entities, net of cash acquired	—	(2,975)	(1,349)
Net cash flows used in investing activities	(4,781)	(2,957)	(1,963)

Cash flow from financing activities
Proceeds from issue of ordinary shares (net of issue costs)	—	2,759	4,521
Proceeds from issue of preference shares	6,641	2,122	—
Proceeds from borrowings	4,523	5,832	2,171
Repayment of borrowings	(69)	(24)	—
Payment of finance lease liabilities	(106)	(87)	(77)
Net cash flows provided from financing activities	10,989	10,602	6,615

Net (decrease) / increase in cash and cash equivalents	17	(197)	(899)
Cash and cash equivalents at beginning of period	285	482	1,381
Cash and cash equivalents at end of period	302	285	482

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements

1.	Corporate information

The consolidated financial statements of BlueNRGY Group Limited (“BlueNRGY”, “the Parent” or “the Company”) for the year ended June 30, 2017 were authorised for issue in accordance with a resolution of the Directors on October 27, 2017. The Directors have the power to amend and reissue the financial statements.

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

a)	Basis of preparation

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

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The Group’s current liabilities exceeded its current assets by $3.8 million as of June 30, 2017. Key financial data for the Group for the years ended June 30, 2017 and 2016 is disclosed below:

	Year ended June 30, 2017	Year ended June 30, 2016
Consolidated	$000	$000
Cash at bank and in hand less overdraft	302	285
Net loss for the year from continuing operations	(8,586)	(9,300)
Net cash outflow from operating activities for the year	(6,191)	(7,842)
Net current assets/(liabilities)	(3,842)	3,381

The Group has made operating losses during the financial year ended June 30, 2017 and had net operating cash outflows for the same period. It remains dependent upon receiving continuing support from existing lenders, raising additional funds in new financings, and monetizing long-term assets to fund the business and to continue as a going concern. The lenders of over 95% of the Group’s borrowings are either affiliates of members of the Board of Directors or significant shareholders in the Company and the Directors expect that their financial support will continue to be provided.

The Group’s ability to continue as a going concern and to achieve its future business objectives depends on its ability to accomplish some or all of the following:

■	Attain profitability: Not all subsidiaries are contributing cash flow to cover corporate costs and the Group is not operating profitably overall. However, the Company is continually reviewing cost structures in its operating subsidiaries and making the appropriate changes to maximise their cash flow and profitability. New business opportunities are carefully assessed with a view to ensuring their potential to contribute to profits without undue consumption of working capital. Specifically, during the financial year ended June 30, 2017 the Solar PV business units in the USA and UK were closed as they continued to be loss making. In addition, the Company has continued to pursue corporate acquisitions which gives the Group a platform to achieve profitability in its Monitoring & Performance Analytics division within the next 12 months. In July 2016 the Company made an investment of A$4,794,000 to acquire 22.4% of the issued share capital of Inaccess Holdings Limited (IHL). IHL is accounted for as an associate in the consolidated financial statements and IHL’s unaudited financial statements for the 12 months ended June 30, 2017 show that IHL was profitable for that period. IHL and Draker have commenced working collaboratively on projects in some geographical markets.

■

Raise new debt and/or equity capital, which will also fund the working capital needed to generate the forecasts used in the value-in-use calculations applied to the impairment testing of Goodwill, as detailed in Note 16 - Goodwill and intangible assets. During the twelve months ended June 30, 2017 the Company has been successful in converting US$6,781,000 (A$8,824,000) of new and existing debt into equity instruments. Additionally, a further US$91,000 (A$118,000) of liabilities for fees and salaries due to executives of the company were extinguished through the issuance of 30,000 ordinary shares in the company. Proceeds from borrowings during the financial year ended June 30, 2017 across the group were A$4,523,000. Refer to Note 18 for more detail on borrowings.

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

b)	Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

c)	Changes in accounting policies and new standards and interpretations not yet adopted

The Group has adopted new and amended Australian Accounting Standards and AASB Interpretations as of 1 July 2016. There has been no material impact on the financial statements of the Group from these new and amended Standards and Interpretations.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 July 2017, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for AASB 9 Financial Instruments, AASB 15 Revenue from Contracts with Customers, and AASB 16 Leases, which become mandatory for the Group’s 2019, 2019 and 2020 consolidated financial statements respectively and could change the classification and measurement of financial instruments, revenue recognition and lease recognition. The Group does not plan to adopt these standards early.

The impact of the application of AASB 9 Financial Instruments, and AASB 16 Leases has not been determined.

A preliminary assessment of the impact of the application of AASB 15 Revenue from Contracts with Customers has been conducted by the Company. It is not expected to have a material impact on revenue recognition in the Group’s Monitoring and Performance Analytics and Solar PV segments. The impact on revenue recognition in the Parmac segment is dependent on the terms of specific contracts entered into by the Group. Under the standard contracts used by the Group, the new standard is not expected to have a material impact on revenue recognition for this segment, however, there may be instances where the Group deviates from these standard contracts in future which will require further analysis on a case by case basis.

d)	Basis of consolidation

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

The acquisition method of accounting is used to account for business combinations by the Group (refer Note 2(e)).

A change in the ownership interest of a subsidiary that does not result in a loss of control is accounted for as an equity transaction.

e)	Business combinations

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

All transaction costs incurred in relation to a business combination are expensed to profit or loss.

f)	Operating segments

Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Board of Directors who ultimately make strategic decisions. Refer to Note 4 for details of segments in which the Group operates.

g)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars which is BlueNRGY Group Limited’s functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange applicable at the reporting date.

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

On consolidation, the results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency as translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position are translated at the closing rate at the date of that statement of financial position;
•	Income and expenses are translated at average exchange rates;
•	All resulting differences are recognised in other comprehensive income.

Goodwill arising on the acquisition of a foreign operation is treated as an asset of the foreign operation and translated at the closing rate.

h)	Revenue recognition

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

Domestic and commercial solar installation fees

Installation fees are recognised once installation is completed. Domestic and commercial solar installation revenues are derived from solar PV system sales to third parties. Part of the consideration the Group receives in respect of a solar installation is generally in the form of a Small-scale Technology Certificates (‘STCs’) that customers assign to the Group. STCs assigned to the Group are initially measured as an inventory asset at cost. When STCs are ultimately sold by the Group, incremental revenue might arise, being the difference between the cost at which the STCs were recorded and the final price at which STCs have been traded by the Group. This incremental revenue is reported as other income. Similarly, when STCs are sold at less than cost, the loss is reported within the cost of raw materials in profit or loss, as it represents, in effect, a write down of the STCs inventory balance to its net realisable value.

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

Interest income

Interest income is recognised using the effective interest method.

Other revenues

Other operating revenues are recognised as they are earned and goods or services provided.

i)	Income tax and other taxes

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

Deferred income tax liabilities are recognised for all taxable temporary differences except:

■	when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
■	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carried forward unused tax credits and unused tax losses can be utilised, except:

■	when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
■	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

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

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST (or foreign equivalent) except:

■	when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
■	receivables and payables, which are stated with the amount of GST included.

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

j)	Impairment of assets

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

k)	Cash and cash equivalents

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

l)	Trade and other receivables

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

m)	Inventories

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

n)	Investment in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The Group’s investments in its associate are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

o)	Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the specific assets as follows:

Computer hardware and software	2 to 10 years
Motor vehicles	5 years
Plant and equipment	1 to 20 years
Furniture, fittings and office equipment	2 to 5 years
Leased motor vehicles	5 years
Leasehold improvements	3 years

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

p)	Leases

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

Operating lease payments are recognised as an expense in profit or loss on a straight-line basis over the lease term.

q)	Goodwill and other intangibles

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

r)	Pensions and other post-employment benefits

The company contributes on behalf of employees at the required statutory rates as per geographic legislature.

s)	Trade and other payables

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

t)	Interest-bearing loans and borrowings

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

u)	Provisions and employee benefits

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

v)	Share-based payment transactions

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

w)	Contributed equity

Ordinary shares and preference shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

x)	Earnings per share

Basic earnings per share is calculated as net profit or loss attributable to shareholders, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account:

■	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
■	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

y)	Parent entity financial information

The financial information for the parent entity, BlueNRGY Group Limited, disclosed in Note 30 has been prepared on the same basis as the consolidated financial statements, except as set out below.

Investments in subsidiaries

Investments in subsidiaries are accounted for at cost less any impairment charge.

Tax consolidation legislation

BlueNRGY Group Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation.

z)	Rounding of amounts

The Group is of a kind referred to in ASIC Corporations (Rounding in financial/Directors’ reports) Instrument 2016/191 and in accordance with that instrument amounts in the consolidated financial report and Directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

aa)	Discontinued operations

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, ceased operations, or is classified as held for sale, and: represents a separate major line of business or geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to resale. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of comprehensive income.

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

Critical accounting estimates and assumptions

Recovery of deferred tax assets

As at June 30, 2017, pursuant to AASB 112 Income Taxes, the Company assessed the probability that future taxable profits will be available against which the Group can utilise its unused tax losses and deductible temporary differences in future periods, and deferred tax assets were not recognised at that date.

Impairment of goodwill and other intangibles

The Group determines whether goodwill and other intangiblesare impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit(s) to which the goodwill or other intangible assets are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and other intangibles including a sensitivity analysis are shown in Note 16.

Carrying value of investment in associates

The Group determines whether investment in associatesare impaired at least on an annual basis. This requires an estimation of the recoverable amount of the individual investments in associates by way of a value in use calculation based on a DCF model. The assumptions used in this estimation of recoverable amount and the carrying amount of investment in associates including a sensitivity analysis are shown in Note 13.

Project work in progress

Project work in progress is capitalised in accordance with the accounting policy in Note 2(m). Initial capitalisation of costs is based on management’s judgment that technological and economic feasibility is confirmed, usually when a project has reached a defined milestone. Determination of the amounts to be capitalised is made on a case-by-case basis giving regard to previous experience of the Group in similar projects and contractual arrangements. At June 30, 2017 the carrying amount of capitalised project work in progress was $Nil (2016: $Nil).

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

Contingent consideration

Under the terms of the Membership Interest Purchase Agreement between the Group and its subsidiary, BlueNRGY LLC, the Group was obligated to create a management incentive pool of ordinary shares and, subject to vesting conditions, issue all such shares to the named parties. Identified within this pool of ordinary shares were 50,142 shares ($191,000) unallocated staff incentive shares to be issued to beneficiaries as directed by parties to the Agreement. As at June 30, 2017 all of the incentive pool shares have been issued and there is no remaining contingent consideration recorded on the Statement of Financial Position at balance date.

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

The principal activities of segments within the consolidated entity were:

■	Solar PV provides engineering design, supply and installation services to retail, commercial and utility-scale domestic customers with professional engineering solutions to make effective use of solar power. Domestic products and services are generally small-scale solar power solutions suited to small to medium enterprise applications. All international activities in this segment ceased in the 2017 financial year and have been accounted for as discontinued operations in this report.
■	Parmac provides a full range of mechanical services and air-conditioning services in support of developers, builders and commercial tenants at the mid-tier level. Their specialty is working within existing mechanical services infrastructure and tight deadlines to deliver high-quality commercial grade air-conditioning solutions.
■	Monitoring & Performance Analytics provide an integrated, device-agnostic energy monitoring solution to maximize profitability for any solar PV installation. An all-in-one monitoring portal, users are provided with the most comprehensive suite of tools to remotely configure and track energy production.
■	Power Plant Operations, or PPO (formerly, RAPS/Technology Solutions) includes operating remote area power systems. The Chatham Island wind project is included in the PPOsegment.
■	Corporate provides administrative and other services required to support the BlueNRGY group. This includes the Corporate Executive Team including Finance, Human Resources and Legal services.

Primary reporting – business segments

	Solar PV	Parmac	Monitoring & Performance Analytics	PPO	Corporate	Consoli-dated
2017	$’000	$’000	$’000	$’000	$’000	$’000
Revenues from continuing operations	386	14,523	4,047	—	—	18,956
Other income / (losses)	5	21	(12)	—	(1)	13
Total revenue and other income from continuing operations	391	14,544	4,035	—	(1)	18,969
Share of net profit of associates	—	—	358	—	—	358
Segment net operating profit / (loss) before tax from continuing operations	(295)	161	(4,171)	(125)	(2,868)	(7,298)
Unallocated non-operating income and costs						(1,288)
Loss before tax from continuing operations						(8,586)
Income tax expense						—
Net loss after tax from continuing operations						(8,586)
Net lossfrom discontinued operations						(5,217)
Net loss after tax						(13,803)

Depreciation and Amortisation	2	69	150	120	78	419

Total Assets	1,764	4,956	17,576	1,558	602	26,456
Total Liabilities	2,453	6,177	4,973	2,005	2,422	18,030

	Solar PV	Parmac	Monitoring & Performance Analytics	PPO	Corporate	Consoli-dated
2016	$’000	$’000	$’000	$’000	$’000	$’000
Revenues from continuing operations	224	12,177	2,599	36	—	15,036
Other income	6	—	10	—	36	52
Total revenue and income from continuing operations	230	12,177	2,609	36	36	15,088

Segment net operating profit / (loss) before tax from continuing operations	(530)	(813)	(4,153)	(186)	(2,842)	(8,524)
Unallocated non-operating income and costs						(776)
Loss before tax from continuing operations						(9,300)
Income tax expense						—
Net loss after tax from continuing operations						(9,300)
Net profit from discontinued operations						25
Net loss after tax						(9,275)

Depreciation and Amortisation	—	(119)	(182)	(120)	(84)	(505)

Total Assets	6,702	4,619	13,435	1,891	7,035	33,682
Total Liabilities	3,121	5,800	4,682	2,007	5,170	20,780

Secondary reporting – geographic segments

	Consolidated
	2017	2016
	$’000	$’000
Revenues from continuing operations
- Australia	14,909	12,443
- United States	4,047	2,592
- Other	—	1
	18,956	15,036

Segment net operating profit / (loss) before tax from continuing operations
- Australia	(3,002)	(4,403)
- United States	(4,171)	(4,132)
- Other	(125)	11
	(7,298)	(8,524)

Segment assets from continuing operations
- Australia	10,423	16,344
- United States	14,477	15,447
- Other	1,556	1,891
	26,456	33,682

Segment liabilities from continuing operations
- Australia	8,711	11,147
- United States	7,309	7,620
- Other	2,010	2,013
	18,030	20,780

5.	Revenues from continuing operations and other income

	Consolidated
	2017	2016	2015
	$’000	$’000	$’000

Revenue from sales and services	18,956	15,036	15,091

Other income
Debt extinguishment [1]	—	—	1,776
Other income	32	30	(9)
Gain / (loss) on disposal of assets	(19)	22	(92)
	13	52	1,675

1 The Company and its subsidiary, BlueNRGY Renewable Solutions Pty Ltd, realised gains on the extinguishment of debt and creditor claims on exiting voluntary administration under the Australian Corporations Act 2001 following the execution of two deeds of company arrangement in January 2015.

6.	Expenses

	Consolidated
	2017	2016	2015
	$’000	$’000	$’000
Employee benefits expense
Salaries and wages	10,290	9,465	8,018
Defined contribution superannuation expense	527	528	590
Other employee benefits expense	1,433	1,329	1,094
	12,250	11,322	9,702

Amortisation and depreciation
Depreciation – property, plant & equipment	327	384	392
Amortisation – development costs	92	121	48
	419	505	440

Impairment of assets
Investment in Solar [1]	—	—	6,200
Other	—	—	17
	—	—	6,217

Other expenses
Bad and doubtful debts	63	32	182
Compliance and consultants	1,176	817	1,773
Transaction fees – acquisitions	—	449	—
Insurance	437	467	388
Occupancy expenses	565	563	508
Share option expenses	—	29	—
Travel costs	620	507	445
Other expenses	1,256	1,015	1,032
	4,117	3,879	4,328

Net finance costs
Interest income	(3)	—	(9)
Interest expense	1,262	619	746
Dividends on Preference Shares classified as liabilities	—	137	96
Share option expenses	—	—	—
Foreign exchange loss/(gain)	29	37	(937)
	1,288	793	(104)

1Impairment of goodwill on the discontinued Solar PV CGU has been included in loss of discontinued operations in 2017. Refer Note 14.

7.	Income tax

	Consolidated
	2017	2016	2015
	$’000	$’000	$’000

(a) Income tax benefit/(expense)
Current tax expense	—	—	—
Deferred tax benefit/(expense)	—	—	—
Income tax benefit/(expense)	—	—	—

Income tax expense is attributable to:
Loss from continuing operations	—	—	—
Profit/(loss) from discontinuing operations	—	—	—
	—	—	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax from continuing operations	(8,586)	(9,300)	(11,079)
Profit/(loss) before income tax from discontinuing operations	(5,217)	25	16,783
	(13,803)	(9,275)	5,704
Tax at the Australian tax rate of 30%	(4,141)	(2,783)	1,711

Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:
Expenditure not allowable for income tax purposes	1,410	12	1,597
Tax benefit not recognised	2,731	2,771	(3,308)
Income tax expense	—	—	—

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

(c)	Tax losses

The Group generated revenue tax losses totalling $9,102,000. Deferred tax assets relating to tax losses totalling $12,551,000 (2016: $9,821,000) are available to the Group for offset against future taxable income. In addition, the Group has carried forward capital tax losses totalling $4,867,000 (2016: $4,867,000).

(d)	Unrecognised temporary differences

There are no other material temporary differences.

(e)	Franking credits

At June 30, 2017 the Group has $834,000 of available franking credits (2016: $834,000).

8.	Earnings per share

The following reflects the income used in the basic and diluted earnings per share computations.

	Consolidated
	2017	2016	2015
	$’000	$’000	$’000

(a) Earnings used in calculating earnings per share
Net loss from continuing operations attributable to ordinary equity holders of the parent	(8,586)	(9,300)	(11,079)
Net profit/(loss) from discontinued operations attributable to ordinary equity holders of the parent	(5,217)	25	16,783
Net profit/(loss) attributable to ordinary equity holders of the parent	(13,803)	(9,275)	5,704

	2017	2016	2015
(b) Weighted average number of shares	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	5,994,303	5,714,367	1,758,588
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	5,994,303	5,714,367	1,758,588

	2017	2016	2015
(c) Earnings per share	$	$	$
Basic loss per share from continuing operations	(1.43)	(1.62)	(6.29)
Basic earnings/(loss) per share from discontinued operations	(0.87)	—	9.54
Basic (loss)/earnings per share	(2.30)	(1.62)	3.25

Diluted loss per share from continuing operations	(1.43)	(1.62)	(6.29)
Diluted earnings/(loss) per share from discontinued operations	(0.87)	—	9.54
Diluted (loss)/earnings per share	(2.30)	(1.62)	3.25

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

All share options and preference shares on issue at the reporting dates were anti-dilutive and were excluded from the calculation of diluted earnings per share.

9.	Notes to the statement of cash flows

	Consolidated
	2017	2016	2015
	$’000	$’000	$’000

Cash at bank and in hand	302	285	482

(a) Reconciliation of net loss to net cash flow from operations
(Loss) / profit after tax	(13,803)	(9,275)	5,704
Adjustment for non-cash items:
Depreciation and amortisation	419	527	597
Impairment of intangibles (1)	4,654	—	6,200
Impairment of financial assets and joint venture assets	—	—	17
Share of profit of associates	(358)	—	—
Equity settled payments	310	684	—
Gain on debt extinguishment	—	—	(22,342)
Share-based payments expense	—	29	369
Capitalised interest expense	1,220	722	—
Non-cash items relating to convertible notes		—	270
Loss on sale of property, plant and equipment and intangible assets	19	(20)	140
Unrealised losseson foreign exchange	29	36	81
Bad debts written off and provision for impairment of receivable	63	19	827
Changes in assets and liabilities:
Trade and other receivables	109	(2,244)	(1,643)
Inventories	59	242	1,461
Other current assets	267	(685)	21
Other non-current assets	16	—	61
Trade and other payables	710	2,094	2,700
Provisions	95	29	(14)
Net cash used in operating activities	(6,191)	(7,842)	(5,551)

(b) Non-cash financing and investing activities
Share-based payments	—	29	369
Equity settled – payables and borrowings	9,134	684	367
Acquisition of plant and equipment by means of finance leases	64	33	—

(1) 2017 impairment of intangibles classified within loss from discontinued operations in Statement of Comprehensive Income

The Group’s exposure to interest rate risk is discussed in Note 23. The maximum exposure to credit risk at the end of the reporting period is the carrying amount.

10.	Trade and other receivables

	Consolidated
	2017	2016
	$’000	$’000
Current
Trade receivables	2,791	3,390
Retentions	2,101	2,233
Accrued income	701	—
Other receivables [1]	41	6,824
	5,634	12,447

1 Included in Other Receivables in 2016 is the amount of $6,641,000 which related to an unconditional subscription agreement for US$5 million to subscribe for Subsidiary Preferred Shares received by the Company dated June 28, 2016. The cash proceeds from this subscription were received in full in July 2016. Of these proceeds, $5,166,000 was used to fund an investment in the Inaccess Group of companies which included associated transaction costs of $366,000 on July 7, 2016 (refer Note 13). The balance of the funds received were used to fund working capital within the Group.

Past due but not impaired

As at June 30, 2017, trade receivables past due but not considered impaired are: $1,158,000 (2016: $1,720,000). Payment terms on these amounts have not been re-negotiated. Direct contact with the relevant debtor has been made and the Group is satisfied that payment will be received in full. Since balance date $751,000 of these past due amounts have been received.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

	Total	0-30 Days	30-60 Days	> 60 Days
	$’000	$’000	$’000	$’000
At June 30, the ageing analysis of trade receivables past due is as follows:
2017 Consolidated	1,158	—	641	517
2016 Consolidated	1,720	—	1,288	432

11.	Inventories

	Consolidated
	2017	2016
	$’000	$’000
Raw materials and stores	198	222
STCs	—	35
	198	257

12.	Other assets

	Consolidated
	2017	2016
	$’000	$’000
Current
Prepayments (1)	529	767
Deposits	36	56
Other	4	13
	569	836

Non-current
Deposits	54	70

1 Includes insurance and upfront manufacturing licence fees.

13.	Investment in Associates

In July 2016 the Group acquired a 22.4% interest in Inaccess Holdings Limited, a UK registered, unlisted private company which provides global vendor independent solar plant monitoring systems and centralized site management of distributed assets. The Group’s interest in Inaccess Holdings Limited is accounted for using the equity method in the consolidated financial statements.

Movements during the year in equity accounted investment in associated entities:

Inaccess Holdings Limited
$ ‘000
Carrying value at July 1, 2016	—
Investment in associate in year	4,794
Share of associate’s profit after income tax	358
Carrying value at June 30, 2017	5,152

The following illustrates the summarized financial information of the Group’s investment in associates:

2017 $’000

Current assets	6,188
Non-current assets	890
Current liabilities	(3,605)
Non-Current Liabilities	(—)
Net assets	3,473
Group’s share of net assets	778

32

2017 $’000
Revenue	12,402
Other net gains	199
Cost of sales	(6,200)
Administrative expenses	(4,697)
Finance costs	(107)
Profit before tax	1,597
Income tax expense	—
Profit for the year	1,597
Total comprehensive income for the year	1,597
Group’s share of profit for the year	358

The associate had no contingent liabilities or capital commitments as at June 30, 2017.

The Group performs impairment testing on the carrying value of investments in associates as at 30 June each year or more frequently where there are indicators of impairment. In conducting this review of Investment in associates, the Group has considered the results of the value-in-use valuation approach.

At June 30, 2017, no impairment charge was recorded against the carrying value of Investment in associates based on the value in use calculations performed.

Key assumptions used in value in use calculations

The recoverable amount of the investment in associates based on a value in use calculation uses cash flow projections as at 30 June of the reporting period based on financial budgets.

The calculation of value-in-use relies upon the following assumptions:

Pre-tax discount rate	15.35%
Perpetuity growth rate	7.5%
EBITDA growth rate	20.0%

The calculation of value in use is most sensitive to the following assumptions:

■	earnings before interest, tax, depreciation & amortisation (EBITDA);
■	discount rates; and
■	growth rate used to extrapolate cash flows beyond the budget period.

Earnings before interest, tax, depreciation & amortisation (EBITDA) – EBITDA forecasts are based on projections for the forthcoming 12 month period, then extrapolated for a further 4 years. The basis for these projections is the recent historical performance of the associate adjusted for any non-recurring revenue or cost items. This is then overlaid with the impact of changes to revenue streams, gross margins and cost structures which have either now been put in place or are underway.

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

Growth rate estimates - these are based on independent research publications for monitoring and performance analytics.

Sensitivity to changes in value-in-use assumptions - The implications of changes to the key assumptions on the carrying values are shown below – reflected as potential impairment charge:

		Inaccess Holdings Limited
Input	Sensitivity Applied	$’000

EBITDA	25% shortfall in EBITDA achievement	(96)
Discount rate	3% increase to discount rate applied	(547)
Growth rate	Long term growth rate of 3.75%	(327)

The initial investment agreement with Inaccess committed the Company to purchase all of the remaining shares of Inaccess at a stipulated price, but the Company defaulted on that commitment. This default allows Inaccess, at their sole discretion, to redeem the Company’s investment at the original purchase price or to enact steps to reduce the Company’s governance participation in Inaccess which may impact on the accounting treatment of this investment in future financial periods. The default does not subject the Company to any potential financial liabilities.

14.	Discontinued operations

In May 2017 the Company ceased to provide engineering, procurement and construction services for new solar PV generation projects in the Americas and Europe and is in the process of winding up all operations of its Westinghouse Solar Ltd subsidiary in the UK and US based Green Earth Developers LLC which previously provided these services. These subsidiaries are classified as ‘discontinued operations’ in the 2015, 2016 and 2017 financial year and formed part of the Solar PV reporting segment in those years.

In December 2014, a number of subsidiaries of the Company and their respective subsidiaries were voluntarily liquidated. These subsidiaries were classified as ‘discontinued operations’ in the 2015 financial year.

	Consolidated
	2017	2016	2015
	$’000	$’000	$’000

Revenue	—	17,046	1,895
Other income [1]	—	(2)	20,353
Impairment of goodwill of discontinued operations	(4,654)	—	—
Expenses	(523)	(16,990)	(5,446)
Finance costs	(40)	(29)	(19)
Profit/(loss) before income tax	(5,217)	25	16,783
Income tax expense	—	—	—
Profit/(loss) after income tax of discontinued operation	(5,217)	25	16,783

 1 Other income in 2015 comprises debt forgiveness and extinguishment.

15.	Plant and equipment

	Consolidated
	2017	2016
	$’000	$’000
Computer hardware & software
At cost	547	536
Accumulated depreciation	(517)	(416)
Total computer hardware & software	30	120

Motor vehicles
At cost	55	213
Accumulated depreciation	(43)	(145)
Total motor vehicles	12	68

Plant and equipment
At cost	2,581	2,581
Accumulated depreciation	(991)	(867)
Total plant and equipment	1,590	1,714

Furniture, fittings & office equipment
At cost	151	301
Accumulated depreciation	(128)	(245)
Total furniture, fittings & office equipment	23	56

Leased motor vehicles
At cost	421	391
Accumulated amortisation	(266)	(244)
Total leased motor vehicles	155	147

Leasehold improvements
At cost	104	114
Accumulated amortisation	(103)	(108)
Total leasehold improvements	1	6

Total property, plant and equipment
At cost	3,859	4,136
Accumulated amortisation/depreciation	(2,048)	(2,025)
Total property, plant and equipment	1,811	2,111

Reconciliation of carrying amounts at the beginning and end of the year

	Computer hardware & software	Motor vehicles	Plant & equipment	Furniture, fittings & office equipment	Leased motor vehicles	Leasehold improve-ments	Total
	$000	$000	$000	$000	$000	$000	$000
Year ended June 30, 2017
At July 1, 2016 net of accumulated depreciation and impairment	120	68	1,714	56	147	6	2,111
Foreign currency movement	(1)	(1)	(1)	(2)	—	—	(5)
Additions	17	—	16	14	64	1	112
Disposals	(1)	(32)	(7)	(40)	—	—	(80)
Depreciation charge for the year	(105)	(23)	(132)	(5)	(56)	(6)	(327)
At June 30, 2017 net of accumulated depreciation and impairment	30	12	1,590	23	155	1	1,811

Year ended June 30, 2016
At July 1, 2015 net of accumulated depreciation and impairment	150	93	1,823	57	192	41	2,356
Foreign currency movement	—	2	2	10	—	—	14
Additions through Business Combination	60	—	19	33	—	—	112
Additions	12	—	11	2	33	—	58
Disposals	(1)	—	(8)	(3)	(9)	—	(21)
Depreciation charge for the year	(101)	(27)	(133)	(19)	(69)	(35)	(384)
Movements reclassified to profit from discontinued operations	—	—	—	(24)	—	—	(24)
At June 30, 2016 net of accumulated depreciation and impairment	120	68	1,714	56	147	6	2,111

16.	Goodwill and intangible assets

Reconciliation of carrying amounts at the beginning and end of the year

	Development Costs	Goodwill	Total
	$’000	$’000	$’000
Year ended June 30, 2017
At July 1, 2016 net of impairment	101	17,575	17,676
Impairment charge	—	(4,654)	(4,654)
Foreign currency movement	—	(194)	(194)
Amortisation	(92)	—	(92)
At June 30, 2017 net accumulated amortisation and impairment	9	12,727	12,736

At June 30, 2017
Cost (gross carrying amount)	360	28,838	29,198
Accumulated impairment and amortisation	(351)	(16,111)	(16,462)
Net carrying amount	9	12,727	12,736

Year ended June 30, 2016
At July 1, 2015 net of impairment	212	13,804	14,016
Foreign currency movement	10	38	48
Additions through Business Combination 1	—	3,733	3,733
Amortisation	(121)	—	(121)
At June 30, 2016 net accumulated amortisation and impairment	101	17,575	17,676

At June 30, 2016
Cost (gross carrying amount)	360	29,032	29,392
Accumulated impairment and amortisation	(259)	(11,457)	(11,716)
Net carrying amount	101	17,575	17,676

1 Refer to Note 22 for the details of business combinations.

Goodwill

Goodwill is allocated to the Group’s cash-generating units (‘CGUs’) identified to the operating segments. A segment-level summary of the goodwill is presented below:

	Consolidated
	2017	2016
	$’000	$’000

Solar PV	—	4,654
Monitoring & Performance Analytics	11,561	11,755
Parmac	1,166	1,166
	12,727	17,575

The Group performs its impairment testing as at 30 June each year or more frequently where there are indicators of impairment. In conducting this review of goodwill, the Group has considered the results of value-in-use calculations.

At June 30, 2017, an impairment charge of $4,654,000 was recorded against the Solar PV CGU goodwill based on the value in use calculations performed.

Key assumptions used in value in use calculations

The recoverable amount of the CGUs based on a value in use calculation uses cash flow projections as at 30 June of the reporting period based on financial budgets.

The calculation of value-in-use relies upon the following assumptions:

	Monitoring & Performance Analytics	Parmac

Year-on-year EBITDA growth rates
2018	*	84%
2019	**	42%
2020	355%	29%
2021	98%	3%
2022	5%	3%

Pre-tax discount rate	15.35%	15.35%
Perpetuity growth rate	5%	3%

*     Reduction in EBITDA loss of 79%

**  EBITDA forecast to become positive with turnaround of 147%

The calculation of value in use is most sensitive to the following assumptions:

■	earnings before interest, tax, depreciation & amortisation (EBITDA);
■	discount rates; and
■	growth rate used to extrapolate cash flows beyond the budget period.

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

Growth rate estimates - these are based on published industry research such as IbisWorld Industrial Building Construction for Parmac and independent research publications for monitoring and performance analytics.

Sensitivity to changes in value-in-use assumptions - The implications of changes to the key assumptions on the carrying values are shown below – reflected as potential impairment charge:

		Monitoring & Performance Analytics	Parmac
Input	Sensitivity Applied	$’000	$’000

EBITDA	25% shortfall in EBITDA achievement	(1,007)	Nil
Discount rate	3% increase to discount rate applied	Nil	Nil
Growth rate	Long term growth rate of 0%	Nil	Nil

17.	Trade and other payables

	Consolidated
	2017	2016
	$’000	$’000
Current
Trade payables	5,515	5,340
Deferred revenue	1,567	1,164
Accruals and other payables	2,599	2,660
	9,681	9,164

Fair value

Due to the short-term nature of these payables, their carrying value is assumed to approximate their fair value.

18.	Interest-bearing loans and borrowings

	Consolidated
	2017	2016
	$’000	$’000
Current - secured
Other loans [1]	75	592
Finance leases	115	106
	190	698
Non-current – secured
Other loans [1,2]	5,498	5,183
Finance leases	88	118
Preference shares[4]	1,839	1,839

Non-current – unsecured
Other loans [3]	—	3,139
	7,425	10,279

CURRENT BORROWINGS

1 Other loans – secured

The other loans – secured balance as at June 30, 2017 consists of an amount of $101,000 (US$78,000) secured by the borrower’s right, title and interest to all its assets of Draker. Interest is payable on this loan at 2% per annum. The loan amortises on a straight line basis and matures on November 7, 2018. An amount of $75,000 (US$58,000) is classified as current with the balance of $26,000 (US$20,000) classified as non-current. All of the obligations under this secured agreement are non-recourse to the Group’s parent company.

NON-CURRENT BORROWINGS

2 Other loans – secured

The other loans – secured balance as at June 30, 2017 consists of three third-party loans, provided to the parent company and subsidiaries within the Group. Refer to current other loans – secured for details of the $26,000 loan.

An amount of $1,017,000 (US$781,000) is secured by the borrower’s right, title and interest to all receivables of Parmac. Interest is currently payable on this loan at 2% per month. The loan matures on October 30, 2018. The lender is an affiliate of our Managing Director, William Morro.

An amount of $4,455,000 (US$3,424,000) is secured by the borrower’s right, title and interest to the trade and other receivables of Parmac and Draker. Interest is currently payable on this loan at 10% per annum. The loan matures on October 30, 2018. The lender is an affiliate of our Managing Director, William Morro

3 Other loans – unsecured

The other loans – unsecured balance as at June 30, 2016 consisted of two third-party loans, provided to the parent company and subsidiaries within the Group. These loans were extinguished during the year ended June 30, 2017 in exchange for the issuance of Series C Preferred Shares to the lenders. Refer note 20.

4 Preference Shares

One of the Group’s subsidiaries, Chatham Island Wind Limited (‘CIWL’), issued 1,400,000 US$1.00 non-voting, redeemable preference shares (‘RPS’) in January 2015. The RPS are convertible into Company ordinary shares in whole or in part at any time after June 30, 2015 at a price of US$3.028 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company. At June 30, 2017 CIWL RPS were classified as a liability on the Statement of Financial Position as there existed an obligation for the issuer to deliver either cash or another financial asset to the holder in the event of a Mandated Sale. The CIWL RPS will receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. Subsidiary Preference Shares are redeemable by the Company, in whole or in part, at the Company’s sole election. The holder of the RPS may, at its discretion, force redemption through the sale of CIWL if the RPS have not been converted or redeemed by December 31, 2017 (a ‘Mandated Sale’). The CIWL RPS are subject to a conversion restriction if the Chatham Island Project contract with Chatham Islands Electricity Limited is terminated.

Fair values and risk exposures

The carrying amount of the Group’s current and non-current borrowings approximates their fair values. Details of the Group’s exposure to risks arising from the current and non-current borrowings relating to interest rate and foreign exchange risk are set out in Note 23.

19.	Provisions

	Consolidated
	2017	2016
	$’000	$’000

Current
Employee entitlements	674	582

Non-current
Employee entitlements	60	57

20.	Contributed equity

	Consolidated
	2017	2016
	$’000	$’000

Owners of the Parent
Ordinary share capital, issued and fully paid	148,091	147,781
Class B Preferred shares, issued and fully paid	781	781
Class C Preferred shares, issued and fully paid	17,587	—
	166,459	148,562
Non-controlling interests	2,831	11,594
	169,290	160,156

41

	2017		2016
	Number of shares	$’000	Number of shares	$’000
Movement in ordinary shares on issue
Balance at the beginning of the year	5,956,453	147,781	5,142,580	144,338
Issue of shares under share purchase agreements	—	—	660,507	2,766
Issue under employee equity plan	46,708	191	—	—
Issue in exchange for debt or services	30,000	119	153,366	684
Transaction costs	—	—	—	(7)
Balance at the end of the year	6,033,161	148,091	5,956,453	147,781

Movement in Preference B shares on issue
Balance at the beginning of the year	600	781	600	781
Balance at the end of the year	600	781	600	781

Movement in Preference C shares on issue
Balance at the beginning of the year	—	—	—	—
Issue of Preference C shares in exchange for debt	6,781,189	8,824	—	—
Issue of Preference C shares in exchange for Subsidiary Preference Shares	6,500,000	8,763	—	—
Balance at the end of the year	13,281,189	17,587	—	—

Movement in Subsidiary Preference shares on issue
Balance at the beginning of the year	8,700	11,594	—	—
Exchange for Series C Preference shares	(6,500)	(8,763)	—	—
Issue of Subsidiary Preference shares	—	—	6,500	8,763
Reclassification from Debt	—	—	2,200	2,831
Balance at the end of the year	2,200	2,831	8,700	11,594

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

Class B Preferred Shares

Class B Preferred Shares have a liquidation preference over the Company’s Ordinary shares and Class C Preferred Shares, are non-voting (except with respect to any Class B Preferred Stock matters) and are convertible at any time into Ordinary shares, in whole or in part, at each holder’s option. The number of Ordinary shares into which each Class B Preferred Share is convertible is determined by dividing the face value of each Class B Preferred Share plus accrued but unpaid dividends by US$3.028. Class B Preferred Shares have no fixed rights to receive dividends other than to the extent dividends are declared on ordinary shares. Dividends may be paid, at the Company’s option, in cash or ordinary shares. The Class B Preferred Shares are redeemable by the Company, in whole or in part, at the Company’s sole election.

Class C Preferred Shares

Class C Preferred Shares have a liquidation preference over the Company’s Ordinary shares, are non-voting (except with respect to any Class C Preferred Stock matters, a proposal to wind-up the Company, or a proposal for the disposal of the whole of the Company’s property, business and undertaking) and are convertible at any time into Ordinary shares, in whole or in part, at each holder’s option. The number of Ordinary shares into which each Class C Preferred Share is convertible is determined by dividing the face value of each Class C Preferred Share plus accrued but unpaid dividends by US$0.50. Class C Preferred Shares have no rights to receive dividends other than to the extent that dividends are declared on Ordinary Shares. The Class C Preferred Shares are redeemable by the Company, in whole or in part, at the Company’s sole election. During the year ended June 30, 2017, a total of 13,281,189 Class C Preferred Shares were issued in exchange for:

●	$8,824,000 of borrowings of the Company and certain subsidiaries
●	$8,763,000 IHL Acquisition Co Pty Ltd and Draker Corporation Subsidiary Preferred Shares

Subsidiary Preferred Shares

Subsidiary Preferred Shares classified as equity have been issued by three of the Company’s wholly owned subsidiaries: Parmac Air-Conditioning and Mechanical Services Pty Limited (‘Parmac’), Draker Corporation (‘Draker Corp.’) and IHL Acquisition Co Pty Ltd (‘IHL’). The Draker and IHL Subsidiary Preferred Shares we exchanged for Series C Preferred Shares during the year ended June 30, 2017.

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

Share options

Options over ordinary shares: The following options to purchase fully paid ordinary shares in the Company were outstanding at June 30:

Year ended June 30, 2017
Grant Date	Expiry Date	Exercise Price ($)	Balance at beginning of the year No.	Granted during the year No.	Exercised during the year No.	Expired during the year No.	Vested and exercisable at end of the year No.

31-May-12	30-May-17	312.00	1,472	—	—	(1,472)	—
12-Dec-12	12-Dec-17	1,272.00	50	—	—	—	50
12-Dec-12	12-Dec-17	312.00	148	—	—	—	148
30-Dec-12	30-Dec-17	1,272.00	540	—	—	—	540
13-Feb-13	30-May-17	312.00	1,925	—	—	(1,925)	—
18-Jun-14	15-Dec-19	427.20	905	—	—	—	905
31-Dec-15	31-Dec-18	6.26	495,377	—	—	—	495,377
Total			500,417	—	—	(3,397)	497,020

Year ended June 30, 2016
Grant Date	Expiry Date	Exercise Price ($)	Balance at beginning of the year No.	Granted during the year No.	Exercised during the year No.	Forfeited during the year No.	Vested and exercisable at end of the year No.

31-May-12	30-May-17	312.00	1,472	—	—	—	1,472
12-Dec-12	12-Dec-17	1,272.00	50	—	—	—	50
12-Dec-12	12-Dec-17	312.00	148	—	—	—	148
30-Dec-12	30-Dec-17	1,272.00	540	—	—	—	540
13-Feb-13	30-May-17	312.00	1,925	—	—	—	1,925
18-Jun-14	15-Dec-19	427.20	905	—	—	—	905
31-Dec-15	31-Dec-18	6.26	—	495,377	—	—	495,377
Total			5,040	495,377	—	—	500,417

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

21.	Reserves

	Consolidated
	Share options reserve	Translation reserve	Total
	$’000	$’000	$’000
At July 1, 2016	1,571	(374)	1,197
Current year translation	—	193	193
Transfer to accumulated losses on expiration of options	(1,106)	—	(1,106)
At June 30, 2017	465	(181)	284

	Consolidated
	Share options reserve	Translation reserve	Total
	$’000	$’000	$’000
At July 1, 2015	2,104	(411)	1,693
Current year translation	—	(35)	(35)
Share based payments	29	—	29
Release of foreign currency translation reserve on dissolved subsidiary	—	72	72
Transfer to accumulated losses on expiration of options	(562)	—	(562)
At June 30, 2016	1,571	(374)	1,197

Share options reserve

The share options reserve is used to record the value of share based payments provided to employees and directors as part of their remuneration and options granted as part of borrowing agreements. No options were granted during 2017 (2016: 495,377). The reserve also records the re-pricing of options previously issued.

Translation reserve

Exchange differences arising on translation of a foreign controlled entity are recognised in other comprehensive income as described in Note 2(g) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

22.	Business combinations

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

Details of purchase consideration, net liability acquired and goodwill at acquisition date are as follows

	Total USD	Total AUD
Purchase consideration	$’000	$’000

Total cash purchase consideration	2,158	2,975

	Cost USD	Fair value USD	Total AUD
Assets & liabilities acquired	$’000	$’000	$’000

Trade receivables	565	565	780
Inventories	200	200	276
Fixed assets	84	84	112
Total assets	849	849	1,168

Supplier arrangement costs	—	147	199
Historical warranty	—	150	208
Customer servicing costs	—	113	156
System rectification costs	—	819	1,129
Loan assumed	170	170	234
Net assets / (liability)	679	(550)	(758)

Goodwill on acquisition		2,708	3,733

There were no business combinations during the year ended June 30, 2017.

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

a)	Interest rate risk

The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk only if the borrowings are carried at fair value, which is not the Group’s policy. There were no variable rate borrowings in 2017 (2016: Nil).

At reporting date, the Group had the following net exposure to variable interest rate risk:

	Consolidated
	2017	2016
	$’000	$’000

Cash and cash equivalents	302	285

The Group’s policy is to manage its finance costs using a mix of fixed and variable rate debt. At June 30, 2017, the Group had borrowings of $7,615,000 (2016: $10,977,000). Where applicable, borrowings which attract interest do so at a fixed interest rate. The Group constantly analyses its interest rate exposure. Within this analysis, consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates. The Group’s fixed rate borrowings comprising the other loans and the convertible notes are carried at amortised cost.

Given the levels of cash holdings in both 2017 and 2016, a 1% movement in interest rates, with all other variables held constant, would have an immaterial impact.

b)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities, borrowings, and financial assets.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars was as follows:

	USD	AUD	Other [1]	Total
	$’000	$’000	$’000	$’000
2017
Cash and cash equivalents	51	251	—	302
Trade and other receivables	2,235	3,399	—	5,634
Trade and other payables	(5,809)	(3,676)	(196)	(9,681)
Borrowings	(7,412)	(203)	—	(7,615)

2016
Cash and cash equivalents	223	65	(3)	285
Trade and other receivables	2,389	10,056	2	12,447
Trade and other payables	(6,143)	(2,835)	(186)	(9,164)
Borrowings	(9,934)	(1,043)	—	(10,977)

1 Other comprises of foreign currencies GBP, EUR and NZD.

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

		USD
		Effect on profit before tax	Effect on equity
	Change in rate	$’000	$’000
2017	+10%	994	696
	-10%	(1,215)	(851)

2016	+10%	1,224	857
	-10%	(1,496)	(1,047)

The Group does not apply hedge accounting. At June 30, 2017 and 2016, no forward contracts were in place.

c)	Price risk

The Group has no significant exposure to price risk.

d)	Credit risk

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

e)	Liquidity risk

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

The remaining contractual maturities of the Group’s financial liabilities are:

	Less than 6 months	6-12 months	Between 1-2 years	Between 2-5 years	Total contractual cash flows	Carrying amount of liability
	$’000	$’000	$’000	$’000	$’000	$’000
2017
Trade and other payables	9,681	—	—	—	9,681	9,681
Borrowings	75	—	7,337	—	7,412	7,412
Finance leases	74	58	43	53	228	203

2016
Trade and other payables	9,164	—	—	—	9,164	9,164
Borrowings	592	—	10,161	—	10,753	10,753
Finance leases	89	31	90	42	252	224

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

24.	Related party disclosures

a)	Subsidiaries

The consolidated financial statements include the financial statements of BlueNRGY Group Limited and the material subsidiaries listed in the following table.

			% Equity Interest
Name	Country of Incorporation	Principal Activity	2017	2016	2015
BlueNRGY Group Limited	Australia	Holding company	100	100	100
Parmac Air Conditioning & Mechanical Services Pty Ltd	Australia	Energy efficiency	100	100	100
BlueNRGY Renewable Solutions Pty Ltd	Australia	Solar	100	100	100
BlueNRGY LLC [1]	USA	Performance analytics	100	100	100
Green Earth Developers LLC [2]	USA	Solar	100	100	100
Draker Corporation [3]	USA	Performance analytics	100	100	—
Chatham Island Wind Ltd [4]	New Zealand	Special purpose vehicle	100	100	100
IHL Acquisition Co Pty Ltd [5]	Australia	Holding company	100	—	—

1 acquired January 27, 2015

2 acquired July 1, 2014

3 formed September 14, 2015

4 Placed into liquidation July 20, 2017

5 formed July 2016 to hold the Group’s investment in the Inaccess Group of companies

Transactions between the Company and its subsidiaries principally arise from the granting of loans and the provision of management and administration services. All transactions undertaken during the financial year with subsidiaries are eliminated in the consolidated financial statements.

b)	Ultimate parent

BlueNRGY Group Limited is the ultimate Australian parent entity and the ultimate parent of the Group.

c)	Key management personnel

Details relating to key management personnel, including transactions with key management personnel and remuneration paid, are included in Note 25.

d)	Terms and conditions of transactions with related parties

Sales to and purchases from related parties are made in arm’s length transactions both at normal market prices and on normal commercial terms unless otherwise stated.

25.	Key management personnel
a)	Compensation for key management personnel

	Consolidated
	2017	2016	2015
	$	$	$

Short-term employee benefits	1,311,727	1,483,414	1,479,344
Post-employment benefits	32,395	32,682	43,095
Share-based payments	20,941	—	—
Total compensation	1,365,063	1,516,096	1,522,439

b)	Shareholdings of key management personnel

Ordinary Shares held in BlueNRGY Group Limited (number)

	Balance at July 1	Granted as remuneration	On exercise of Options	Net other change	Balance at June 30
2017
Directors
C. Botto	19,691	—	—	—	19,691
W. Morro[2]	355,825	—	—	—	355,825
O. Ferrari	—	—	—	—	—
Y. Cotrel [1]	612,806	—	—	(612,806)	—

Executives
E. Cotrel [1]	445,987	30,000	—	(475,987)	—
R. Pillinger	62,500	—	—	—	62,500
P. Maros [1]	—	15,625	—	(15,625)	—
Total	1,496,809	45,625	—	(1,104,418)	438,016

2016
Directors
C. Botto	19,691	—	—	—	19,691
W. Morro	292,282	63,543	—	—	355,825
Y. Cotrel	612,806	—	—	—	612,806
O. Ferrari	—	—	—	—	—
J. Donohue[1]	19,512	—	—	(19,512)	—

Executives
E. Cotrel	407,017	80,582	—	(41,612)	445,987
R. Pillinger	62,500	—	—	—	62,500
Total	1,413,808	144,125	—	(61,124)	1,496,809

1Changes for Messrs Y. Cotrel, E. Cotrel, Maros and Donohue relate to their respective resignations / terminations.

2 Mr Morro is an executive director of the Company. Mr Morro also holds 3,149,452 Class C Preferred Shares at June 30, 2017 (2016: Nil).

c)	Loans to key management personnel

There were no loans to directors or key management personnel during the year ended June 30, 2017 (2016: None).

d)	Other transactions and balances with key management personnel and their related parties

During the financial year ended June 30, 2017 our Managing Director, William Morro has incurred expenses for travel and made disbursements for operating expenses incurred on behalf of the Group of A$142,716 (2016: $279,761). With Mr. Morro’s consent, as at June 30, 2017 none of these expenses have been reimbursed and the amount of A$422,477 remains owing to him and is deemed to be payable on demand.

During the financial year ended June 30, 2017, the Group transacted with related entities of directors and key management personnel, other than in their capacity as director or key management personnel, as follows:

■	During the year ended June 30, 2017 the Company obtained a line of credit with affiliates of our Managing Director, William Morro under which it drew down A$3,188,000 (US$2,450,000) (2016: Nil) prior to balance date. Interest of A$147,000 accrued, but was not paid, on this loan balance to June 30, 2017. The balance of the loan plus accrued interest totaling A$3,335,000, as unanimously approved by the Company’s Board, was exchanged for 2,563,000 Series C Preferred Shares (refer Note 20) effective June 30, 2017. The balance on this loan at June 30, 2017 was $Nil.

■	During the financial year ended June 30, 2016 an affiliate of our Managing Director, William Morro subscribed to Subsidiary Preferred Shares with a face value of A$8,763,000 (US$6,500,000) issued by two of the Company’s wholly owned subsidiaries: Draker Corporation and IHL Acquisition Co Pty Ltd. These Subsidiary Preferred Shares were, as unanimously approved by the Company’s Board, exchanged in full for 6,500,000 Series C Preferred Shares (refer Note 20) effective June 30, 2017.

■	In April 2015, one of the Group’s subsidiaries, Parmac, secured a line of credit with an affiliate of our Managing Director, William Morro for up to US$0.5 million. As of June 30, 2017 and 30 June 2016, the facility was fully drawn. Refer Note 18.

■	In March 2016, two of the Group’s subsidiaries, Parmac and Draker Corp, secured individual lines of credit with an affiliate of our Managing Director, William Morro for up to US$1.5 million each (US$3 million in aggregate). As of June 30, 2017, interest of A$551,000 (US$ 424,000) (2016: A$166,000 (US$124,000)) had accrued, but not been paid, on the loan and the facilities were fully drawn. Refer Note 18.

■	The following salaries and fees payable to the following directors in office at June 30, 2017 have been accrued, but unpaid at that date:

Director	Nature of amount unpaid	Amount unpaid A$
Mr. William Morro	Salary	850,263
Mr. Carlo Botto	Directors fees	220,126
Mr. Olivier Ferrari	Directors fees	106,267

■	Mr Emmanuel Cotrel exchanged accrued unpaid salary of A$119,000(US$91,000) for 30,000 ordinary shares at an exchange price of US$3.028 per share under an Exchange Agreement.

During the financial year ended June 30, 2016, the Group transacted with related entities of directors, other than in their capacity as director, as follows:

■	In April 2015, one of the Group’s subsidiaries, Parmac, secured a line of credit with an affiliate of our Managing Director, William Morro for up to US$0.5 million. As of June 30, 2016 and 30 June 2015, the facility was fully drawn. Refer Note 18.

■	In March 2016, two of the Group’s subsidiaries, Parmac and Draker Corp, secured individual lines of credit with an affiliate of our Managing Director, William Morro for up to US$1.5 million each (US$3 million in aggregate). As of June 30, 2016, interest of A$166,000 (US$ 124,000) had accrued, but not been paid, on the loan and the facilities were fully drawn. Refer Note 18.

■	The following Directors and Executives exchanged accrued unpaid salary for ordinary shares under an Exchange Agreement as follows:

Director	Salary exchange A $	Salary3 exchange US $	Exchange price per share US $	Number of ordinary shares issued
Mr. William Morro	264,147	192,406	3.028	63,543
Mr. Emmanuel Cotrel	334,978	244,000	3.028	80,582

■	Subsidiary Preferred Shares were issued, or contracted to be issued, by two of the Group’s subsidiaries, Draker Corp and IHL Acquisition Co Pty Ltd, to an affiliate of our Managing Director, William Morro with a total face value of US$6,500,000. Refer Note 20 for the terms of the Subsidiary Preferred Shares.
■	495,377 ordinary shares were issued to an affiliate of our Managing Director, William Morro at a price of US$3.03 per ordinary share for total proceeds of US$1,500,000. As part of this transaction, one warrant was issued to the subscriber for every ordinary share sold, being 495,377 warrants in total. The warrants have an exercise price of US$4.54 and an expiry date of December 31, 2018.

26.	Share-based payments
a)	Recognised share-based payment expenses

The expense relating to options is shown in the table below:

	Consolidated
	2017	2016
	$’000	$’000

Expense arising from equity-settled share-based payment financing transactions	—	29

b)	Types of share-based payments

There were no options issued during the year ended June 30, 2017 (2016: 495,377).

c)	Summaries of options granted as share based payments

The following table illustrates the number (“No.”) and weighted average exercise prices (“WAEP”) of, and movements in, share options issued during the year:

	2017	2017	2016	2016
	No.	WAEP	No.	WAEP
		$		$

Outstanding at the beginning of the year	500,417	10.68	5,040	445.07
Granted during the year	—	—	495,377	6.26
Expired during the year	(3,397)	41.61	—	—
Outstanding at the end of the year	497,020	8.62	500,417	10.68

d)	Option pricing model

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

The model inputs for options granted during the year ended June 30, 2016 included:

Number of options granted	495,377
Consideration for options granted	A$Nil
Exercise price	US$4.54
Grant date	Dec 31, 2015
Expiry date	Dec 31, 2018
Share price at grant date	US$3.03
Expected price volatility of the Company’s shares	70%
Expected dividend yield	0%
Risk-free interest rate	1.95%

The expected price volatility is based on the historical two-year volatility of the Company’s share price.

27.	Commitments

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

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

	Consolidated
	2017	2016
	$’000	$’000

Within one year	411	401
After one year but not more than five years	396	277
Total minimum lease payments	807	678

Finance lease commitments - Group as lessee

The finance leases relate to the leasing of motor vehicles. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Consolidated
	2017	2016
	$’000	$’000

Within one year	132	120
After one year but not more than five years	96	132
Total minimum lease payments	228	252
Less amounts representing finance charges	(25)	(28)
Present value of minimum lease payments	203	224

Current liability	115	106
Non-current liability	88	118
Total	203	224

28.	Contingent liabilities

Legal proceedings

In December 2014 a class action securities suit was filed in a US federal court against the Company, various current and former officers and directors, the underwriters of an equity raising conducted by the Group in 2014 and the previous auditors of the Group. In August 2015, the Complaint was amended to include one of the Group’s continuing subsidiaries, CBD Energy (USA) Limited (‘USA Ltd’). In July 2017 all actions against all defendants named in the class action were settled. The settlement was reached in connection with a voluntary mediation and includes a full release of all defendants in connection with the allegations made in the lawsuit. The settlement provides for no admission of liability or wrongdoing by any defendant. A settlement payment to the classes, inclusive of all Plaintiffs’ attorneys fees and expenses and settlement costs, was paid solely by the Company’s insurance carrier and the underwriter of the June 2014 securities offering with no recourse to the Company or any of its subsidiaries.

Chatham Island Dispute

The Chatham Island project is not currently operating due to a dispute with the counterparty to the power purchase agreement, Chatham Island Electricity Limited (“CIEL”) as a result of the placement of BlueNRGY Group Limited into voluntary administration in November 2014. CIEL is seeking to terminate its power purchase agreement with BlueNRGY Group Limited’s subsidiary, Chatham Islands Wind Ltd (“CIWL”), and acquire the assets in accordance with contractual rights in the agreements between CIEL and CIWL. Under the terms of the agreements, the purchase price of the assets can be negative which could result in an amount being payable by CIWL to CIEL. The outcome of the dispute cannot be determined at this time, and a liability has not been recognised in these financial statements in relation to the dispute and any such amounts would be non-recourse to the Company. In July 2017 a liquidator was appointed to CIWL by creditors of the company. The liquidation process is still ongoing, however, at the date of this report no claims have been made against the Company or its subsidiaries on behalf of CIWL. It is likely that the liquidation process will result in dissolution of CIWL.

Cotrel matters

The Company is a claimant in an arbitration proceeding against Mr. Emmanuel Cotrel before the American Arbitration Association in New York arising from the termination of Mr. Cotrel’s employment. Two forms of relief have been sought: (i) a declaratory judgment that Mr. Cotrel’s termination was proper under the terms of his employment agreement and otherwise; and (ii) monetary damages. Separately, in response to an objection raised by Mr. Cotrel and his affiliates, referred to as Cotrel Parties, the Company has sought declarations from the Australian courts that the Board of Directors acted lawfully in connection with various securities issuances subsequent to January 2015. Certain Cotrel Parties are designated as the counterparties in the Australian proceeding. In addition, a derivative action, referred to collectively with the other proceedings involving Mr. Cotrel as the Cotrel Matters, was filed in Florida state court against the Company and its Managing Director in June, 2017 by Mr. Cotrel alleging wrongful conduct in the management of the Company and in connection its acquisition of BlueNRGY LLC. The Company believes that the action is without merit and intends to defend it vigorously, if necessary. It is not possible to estimate the quantum or likelihood of the Company’s financial exposure in connection with any of the Cotrel Matters.

29.	Events after the balance sheet date

Liquidation of Chatham Island Wind Limited

In July 2017 a liquidator was appointed to the Company’s subsidiary, Chatham Islands Wind Ltd (“CIWL”), by creditors of CIWL. This process is still ongoing however, at the date of this report the liquidator has not made any claims against the Company or its subsidiaries on behalf of CIWL and the eventual outcome cannot be determined at this stage.

GSE

In August 2017, the Company entered into a Letter of Intent (LOI) to acquire Green States Energy, Inc. (“GSE”), an owner of PV solar facilities with generation capacity of 18.7 MWp and valued at more than $60 million. The LOI between the parties includes binding exclusivity provisions, and completion of the transaction is subject to satisfaction of certain conditions including completion of due diligence acceptable to both parties, negotiation and execution of a definitive Merger Agreement, requisite board approvals for both parties as well as approval from the GSE shareholders. The transaction, if consummated in accordance with the LOI,it will be structured as a merger with a U.S. subsidiary of BlueNRGY (“Merger”). GSE shareholders will receive 34.0 million BlueNRGY ordinary shares plus warrants to purchase 8.5 million additional BlueNRGY ordinary shares. Up to 4 million additional ordinary shares could be issuable under the agreement to satisfy GSE liabilities.

Affiliate Loans

Between July 1, 2017 and the date of this report, affiliates of our Managing Director, William Morro, have loaned the Company the aggregate amount of US$775,000. The amounts advanced have not been repaid as of the date of this Report.

30.	Parent entity information
a)	Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2017	2016
	$’000	$’000
Current assets	222	380
Total assets	9,464	15,251
Current liabilities	(2,392)	(2,127)
Total liabilities	(2,533)	(5,289)
Net assets	6,931	9,962

Issued capital	166,580	148,562
Accumulated losses	(160,114)	(140,172)
Reserves	465	1,572
Total shareholders’ equity	6,931	9,962

Loss of the parent entity(1)	(16,914)	(3,689)

(1) Loss of the parent entity in 2017 includes a provision for impairment of $13,570,000 of loans to its subsidiaries which may not be recoverable.

b)	Guarantees entered into by the parent entity

As at June 30, 2017, the parent entity had no financial guarantees in place (2016: Nil).

c)	Contractual commitments for the acquisition of property, plant or equipment

As at June 30, 2017, the parent entity had no contractual commitments for the acquisition of property, plant or equipment (2016: Nil).

31.	Auditors’ remuneration

The auditor of BlueNRGY Group Limited is HLB Mann Judd.

	Consolidated
	2017	2016
	$	$

Amounts paid or payable to HLB Mann Judd
- an audit or review of the financial statements of the entity	138,000	161,239
- non audit services (tax compliance)	15,000	8,000
	153,000	169,239
Amounts paid or payable to a network firm of HLB Mann Judd
- an audit of the financial statements	20,000	36,723

ITEM 19.      EXHIBITS

Exhibit		Incorporated by Reference			Filed or Furnished
Number	Exhibit Description	Form	Exhibit	Filing Date	Herewith
1.1	Constitution, as amended, dated December 20, 2000	20-F	1.1	1/30/2014
1.2	Certificate of Registration dated March 11, 2010.	20-F	1.2	1/30/2014
1.3	Certificate of Registration on Change of Name dated March 20, 2015.	20-F	1.3	6/1/2015
4.1	CBD Energy Limited 2014 Equity Plan	F-1/A	10.25	05/09/2014
4.2	Form of Securities Purchase Agreement, dated as of July 25, 2014	6-K	99.1	7/30/2014
4.3	Form of Warrant, dated as of July 25, 2014	6-K	99.2	7/30/2014
4.4	First Amendment to Securities Purchase Agreement, made as of August 19, 2014.	6-K	99.1	8/30/2014
4.5	Deed of Company Arrangement of CBD Energy Limited, dated December 24, 2014.	6-K/A	10.1	1/29/2015
4.6	Deed of Variation of the Deed of Company Arrangement of CBD Energy Limited, dated January 27, 2015.	6-K/A	10.2	1/29/2015
4.7	Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated December 24, 2014.	6-K/A	10.3	1/29/2015
4.8	Deed of Variation of the Deed of Company Arrangement of Westinghouse Solar Pty Limited, dated January 27, 2015.	6-K/A	10.4	1/29/2015
4.9	Amended and Restated Membership Interest Purchase Agreement, dated January 27, 2015	6-K/A	10.5	1/29/2015
4.10	Form of Subscription Agreement, dated January 27, 2015	6-K/A	10.6	1/29/2015
4.11	Rights and Preferences of CBD Series B Preferred Shares as amended January 27, 2015.	6-K/A	10.7	1/29/2015
4.12	Acquisition Agreement dated September 16, 2015 between BlueD Acquisition Corporation (now known as Draker Corporation) and Draker, Inc. and Draker Laboratories, Inc.	6-K	4.1	11/12/2015
4.13	Form of Engineering, Procurement, and Construction Agreement between Panasonic Enterprise Solutions Company and Green Earth Developers	20-F	4.13	12/10/2015
4.14	Exchange and Compensation Deferral Agreement with Emmanuel Cotrel, dated November 30, 2015.	20-F	4.14	12/10/2015
4.15	Exchange and Compensation Deferral Agreement with William Morro, dated November 30, 2015.	20-F	4.15	12/10/2015
4.16	Unsecured Convertible Promissory Note with WHI Retirement Savings Plan Trust and WHIRSP – Columbus LLC, dated November 30, 2015 (William Morro).	20-F	4.16	12/10/2015
4.17	Warrant held by ESOL, B.V. with Initial Exercise Date of December 31, 2015 (Draker Transaction).	20-F	4.17	12/10/2015

4.18	Loan and Security Agreement between Draker Corporation and ESOL, B.V. dated February 6, 2016.	20-F	4.18	10/28/2016
4.19	Loan and Security Agreement between Parmac Air-Conditioning & Mechanical Services Pty Ltd and ESOL B.V. dated February 5, 2016.	20-F	4.19	10/28/2016
4.20	Form of Securities Purchase Agreement dated June 29, 2016.	20-F	4.20	10/28/2016
4.21	Unsecured Convertible Promissory Note with WHI Retirement Savings Plan Trust and WHIRSP – Columbus LLC, dated June 30, 2016 (William Morro) as Replacement of the November 30, 2015 Unsecured Convertible Promissory Note.	20-F	4.21	10/28/2016
4.22	Form of Subscription Agreement, dated July 7, 2016 (Inaccess Holdings Ltd).	20-F	4.22	10/28/2016
4.23	Form of Securities Purchase Agreement, dated July 7, 2016 (Inaccess Holdings Ltd).	20-F	4.23	10/28/2016
4.24	Inaccess Holdings Limited Articles of Association as adopted on July 7, 2016.				X
4.25	Equity Purchase Agreement for the Purchase of Green Earth Developers, dated July 1, 2014.				X
4.26	Form of Equity Exchange Agreement for the Exchange of Notes for Series C Preferred Shares, dated June 30, 2017.				X
4.27	Form of Subscription Agreement between the Company and William Morro, entered into September 2015.				X
8.1	For a list of all of our subsidiaries, see Item 4.C., Organization Structure.				X
11.1	Code of Conduct and Ethics.	20-F	11.1	6/1/2015
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).				X
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a).				X
13.1*	Certification of Principal Executive Officer pursuant to 18 U. S. C. Section 1350.				X
13.2*	Certification of Principal Financial Officer pursuant to 18 U. S. C. Section 1350.				X

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

Date: October 27, 2017